Form 10-K, Exhibit 13
period 1995-12-31
OLD SECOND BANCORP INC
filed 1996-03-22
CIK 357173

OLD SECOND BANCORP, INC.
1995 Annual Report


INDEX

  Financial Highlights                                      1

  Letter to Stockholders                                    2, 3

  Management's Discussion                                   4-6

  Selected Consolidated Financial Data                      7

  Consolidated Balance Sheets                               8

  Consolidated Statements of Income                         9

  Consolidated Statements of Cash Flows                     10

  Consolidated Statements of Changes in Stockholders'       11
  Equity

  Notes to Consolidated Financial Statements                12-22

  Reports of Independent Accountants                        23, 24

  Corporate Information                                     25

  Board of Directors                                        26, 27

  Consolidating and Consolidated Balance Sheet              28, 29

  Services                                                  30


FINANCIAL HIGHLIGHTS

In thousands, except per share data-
for the years ended December 31,

                                            1995        1994
Total Interest Income                    $  52,566   $  45,410
Net Interest Income After Provision for
Possible Loan Losses                        28,194      26,476
Net Income                                   8,823       7,298
Per Share:
    Net Income                                3.75        3.11
    Cash Dividends Declared                    .91         .82

At December 31

Assets                                     760,730     708,196
Loans, Net                                 393,327     350,661
Deposits                                   669,291     631,886
Stockholders' Equity Before Net
  Unrealized Gain (Loss) on Investments     73,910      67,236
    Per Share                                31.45       28.61
Total Stockholders' Equity                  75,418      61,601
    Per Share                                32.09       26.21


Note: The Financial Highlights for 1994 have been restated to reflect the acquisition of Bank of Sugar Grove, which was accounted for as a pooling-of-interests.
















Page 1                           Page 25

LETTER TO STOCKHOLDERS

To Our Stockholders:

 For Old Second Bancorp, Inc., 1995 was an excellent year. Most of our banks met or exceeded their goals -- a tribute to our dedicated employees and the unique organization of our holding company which allows each bank to serve their individual markets.
 We again set new records for total assets, loans, income, dividends and book value per share. Details of these achievements are set forth in the following report, but some of the highlights are listed below (all financial information has been restated to include Bank of Sugar Grove):

 Net income after taxes for 1995 was the highest in history with net earnings of $8,823,000, up 20.9% from record earnings of $7,298,000 in 1994.

 Total assets at year end 1995 were $760,730,000, a 7.4% increase from $708,196,000 at year end 1994.

 Net loans outstanding increased from $350,661,000 in 1994 to $393,327,000 at December 31, 1995, a 12.2% increase.

 Stockholders' equity, a measure of safety and soundness, grew to $75,418,000, resulting in a capital to asset ratio of 9.9%.

 Cash dividends declared increased from $.82 per share in 1994 to $.91 per share in 1995. This makes the 29th consecutive year of increased cash dividends declared.

 Return on average assets was 1.22% and return on average equity was 12.8%.

 Old Second Bancorp stock bid and ask prices have narrowed considerably during the last quarter of 1995. The difference between the bid/ask price is now typically $2.00 a share spread as compared to as high as $6.00 a share in 1994. The last sale of the year, as reported in the NASDAQ section of the Wall Street Journal, was $45.00 per share with a bid and ask price of $45.00 and $47.00 per share, respectively, at December 31, 1995.

 Our Trust Department also had an exceptional year. In June, we opened a new Trust office in Geneva to expand our operations in the Tri-City area. In September, we merged the Kane County Bank's Trust Department into Old Second National's Trust Department. It is our intent to keep The Old Second National Trust Office in Elburn. This merger will enable that office to provide full and expanded Trust services to that area. Assets held in our Trust Department now exceed $500,000,000. Trust fees for the first time exceeded $3,000,000, an increase of 11.7% over 1994.

 During 1995, interest rates on government bonds and tax exempt investments dropped considerably. This decline in interest rates had a reverse effect from one year ago when the market value of the portfolio was substantially under book value; as of December 31, 1995, the market value is substantially greater than the book value. Our policy regarding our investment portfolio has not changed; it is our intent to hold our bonds to maturity rather than engage in trading.

 A year ago, I announced that we had signed a Letter of Intent to purchase the Bank of Sugar Grove. This purchase was completed on June 30, 1995. We believe this acquisition fits in well with our long range plans of expansion along the Route 47 corridor and is an integral part of our market strategy.

 We are pleased with the growth of the five branches within our network. In fact, in response to the growing needs of the customers at our Batavia branch, an addition which doubled the size of that facility was completed in 1995.

 We are continuing to look at potential acquisitions and opportunities to expand. Our strong capital position enables us to expand and grow sensibly in the local market areas which we understand. As part of this ongoing expansion, we have an option to purchase property in the Oswego market where we plan to build a new branch of Old Second National in 1996. With this expansion, we will have 13 locations and 3 Trust offices to support our Valley-Wide Banking Network.

 In 1995, substantial resources were expended to upgrade our Data Processing capabilities. We have committed to further software and hardware upgrading in 1996 so that state of the art services will be assured for all our banking customers. This includes expansion of our cash management services, debit cards and contemporary Trust reporting and additional investment vehicles. Our continuing goal is to provide technology driven services and, in that regard, to stay competitive with money center and super regional banks.

 As we look forward to Old Second National's 125th Anniversary in 1996 and further to the Millennium, we are focusing our attention on core banking services and strengthening relationships with our customers and the communities we serve. With our "Valley Wide" banking, we make it possible for customers to bank at any of our twelve full-service locations, as well as our numerous ATM locations, at their convenience. Our objective is to stay in touch with customers' needs, provide basic


Page 2                         Page 26
services and, where appropriate, provide new and innovative banking programs.

 Senior management is encouraged by the number of employees that participate in the various educational programs we provide. These learning opportunities provide self satisfaction for employees and also make for a well rounded staff. We would like to express our gratitude to our employees for their commitment and hard work, our customer base for their account relationships, our directors for their guidance and our stockholders for their ongoing loyalty.


  Sincerely,




  /s/ James Benson
  James Benson
  Chairman














Page 3                            Page 27

MANAGEMENT'S DISCUSSION


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Financial Condition and Results of Operations

 The consolidated financial statements include the accounts of Old Second Bancorp, Inc. (the Corporation) and its subsidiary banks, all of which are wholly owned.

 On June 30, 1995, 208,000 shares of the Corporation's common stock were issued to acquire 100% of the outstanding common stock of Bank of Sugar
Grove (Sugar Grove). The acquisition was accounted for as a pooling-of-interests; accordingly, all financial information for prior periods has been restated to include the accounts and results of operations of Sugar Grove. Sugar Grove had total assets of $42,565,000 at June 30, 1995.

 At December 31, 1995, consolidated total assets of $760,730,000 are $52,534,000 (7.4%) higher than year-end 1994. Gross loans of $399,505,000 are up $42,486,000 (11.9%) and deposits of $669,291,000 increased by
$37,405,000 (5.9%).

 The Corporation's market has grown due to expansion and business and residential development. The demand for real estate loan products, both commercial and residential, remains strong as Aurora has been one of the top markets for housing starts in Illinois since 1990 while the entire market area continues to grow. The Corporation continues to offer competitive loan products including Commercial Real Estate and Adjustable Rate Residential Mortgages which is evidenced by the increase in Real Estate Mortgage loans, up $28,636,000 (17.8%) from year-end 1994. Commercial, financial and agricultural loans increased $14,692,000 (11.6%).

 From year-end 1994, Demand and Savings remained substantially unchanged while Time deposits increased $46,548,000 (18.6%) as depositors appear to be taking advantage of rates on Certificates of Deposits. The funds available from the increase in deposits were used to meet loan demand.

 To meet the needs of our growing markets, Management continues to add locations as well as update products and services. The Corporation which currently has twelve locations and three trust offices plans to continue expanding its facilities.

The Old Second National Bank has an option to acquire property in Oswego; plans are to execute the option and build a branch in 1996. The Corporation introduced Overdraft Protection and Cash Management programs during 1995 and will be introducing its `BANKCARD ATM/Debit Card` in 1996. The expansion of facilities and the introduction of new products provides better service for our customers.

 Net income for 1995 of $8,823,000 was up $1,525,000 (20.9%) from 1994 following an increase of $291,000 (4.1%) in 1994 over 1993.

 Net interest income for 1995 of $28,497,000 was up $1,466,000 from 1994 due to volume following an increase of $1,766,000 in 1994 over 1993, also due primarily to volume.

 Management's quarterly review of the adequacy of the allowance for loan losses and the amount of the provision for loan losses needed is based on various factors, such as the nature and volume of the loan portfolio, historical loss experience, and changes in economic conditions. The Provision for Possible Loan Losses for 1995 totaled $303,000 compared to $555,000 in 1994 and $1,492,000 in 1993. The results of operations in 1994 include a $384,000 Provision for Possible Loan Losses related to Sugar Grove. In 1993, a significant increase in the provision for loan losses was due to a one-time major loan charge-off at Kane County, a portion of which was recovered in 1994. The subsidiaries realized net loan charge-offs of $380,000 in 1995 compared to net recoveries of $727,000 in 1994 and net charge-offs of $1,619,000 in 1993.

 Total Other Income for 1995 of $6,786,000 increased $212,000 over 1994 following an increase of $34,000 in 1994 over 1993. Trust fees of $3,050,000 in 1995 were at record high levels compared to $2,731,000 in 1994 and $2,496,000 in 1993. Service Charges on Deposit Accounts of $2,498,000 remain substantially the same as 1994 following a gain of $144,000 in 1994 over 1993. Secondary Mortgage Fees were $352,000 for 1995, $550,000 in 1994 and $942,000 in 1993. The declines in 1995 and 1994 result from a reduction in mortgage originations from refinancing because in 1993 a large number of customers took advantage of declining interest rates to refinance. Other Income - Other in 1995 of $886,000 is an 11.3% increase over the 1994 total of $796,000; the 1994 total was $47,000 higher than 1993. The 1995 increase results from a premium received on the sale of a portion of the student loan portfolio.

 Total Other Expenses for 1995 of $22,834,000 were down $338,000 from 1994 following an increase of $1,636,000 in 1994 over 1993. Salaries and Employees Benefits were $12,255,000 in 1995 and $11,759,000 in 1994, an increase of $496,000. Inflation and increases in personnel contributed to the increased salaries and benefits.

 Net Occupancy of Bank Premises for 1995 is $1,602,000, up $49,000 from the 1994 amount of $1,553,000 which was substantially the same as the 1993 level. 1995 includes additional costs for the expansion of Old Second National's Batavia branch and remodeling at Kane County Bank and Trust.

 Furniture and Equipment costs were $1,967,000 for 1995 compared to $2,129,000 in 1994 and $1,828,000 in 1993. In 1994, additional costs were incurred as upgrades were made to the personal computer network.

 FDIC Insurance was $726,000 in 1995 as compared to $1,317,000 in 1994 and $1,235,000 in 1993. The decrease in 1995 was due to an FDIC insurance rate reduction which was effective June 1, 1995. The increase in 1994 was due entirely to higher deposit levels.

 Marketing costs for 1995 were $823,000 compared to $940,000 in 1994 and $727,000 in 1993. Marketing expenses were higher in 1994 than in 1995 and 1993 because of higher discretionary marketing and community involvement expenses. Stationery and Supplies costs of $738,000 in 1995 were up
$94,000 from 1994. The increase in 1995 was due to both price and volume increases. Stationery and Supplies costs of $644,000 in 1994 were relatively unchanged from the 1993 amount of $627,000.

 Other Expenses - Other were $4,207,000 in 1995, $107,000 lower than 1994 expenses of $4,314,000 which were up $409,000 from 1993.

Page 4                        Page 28

 Income Tax Expense results in effective tax rates for 1995, 1994 and 1993 of 27.4%, 26.1% and 20.2%, respectively. The Corporation adopted Statement of Financial Accounting Standard (SFAS) No. 109, `Accounting for Income Taxes`, in the first quarter of 1993 which resulted in a tax benefit of about
$153,000 in 1993 and a decrease in the effective tax rate for that year. The increase in the effective tax rate for 1994 from 1993 is attributable to two components: adoption of SFAS No. 109 in 1993 and a decrease in Interest Exempt from Federal Income Taxes.

 The Corporation has not adopted SFAS No. 121, `Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of`, which prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment; identifiable intangibles; and goodwill related to those assets. Adoption by the Corporation is not required until 1996 and is not expected to have a material effect on the Corporation's financial position or results of operations. The Corporation intends to adopt this standard during 1996.

 In October 1995, the Financial Accounting Standards Board issued SFAS
No. 123, `Accounting for Stock Based Compensation`, which will apply to the Corporation's Long-Term Incentive Plan. Under SFAS No. 123, the Corporation may elect to measure compensation cost for the Long-Term Incentive Plan using the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25. The Statement will require additional disclosures relating to the Long-Term Incentive Plan. As the Corporation plans to elect to use the accounting prescribed by APB Opinion No. 25, adoption of SFAS No. 123 which is not required until 1996 is not expected to have a material effect on the Corporation's financial position or results of operations.

Liquidity
 Liquidity is generally defined as the ability to meet cash flow requirements. For a bank, meeting cash flow requirements means having funds available to satisfy customers' borrowing needs as well as having funds available to meet depositors' withdrawal requests. For the parent company, liquidity means having funds available to pay cash dividends and operating expenses. Liquid assets consist primarily of non-interest bearing and interest bearing deposits, overnight federal funds sold and unpledged investment securities. The Consolidated Statement of Cash Flows included with the financial statements herein sets forth the cash flows from operating, investing and financing activities for the various time periods.

 For the years ended December 31, 1995, 1994 and 1993, Cash Provided by Operating Activities resulted in cash inflows of $11,204,000, $16,329,000 and $10,138,000, respectively. Net cash inflows were higher in 1994 than in 1995 and 1993 because 1994 included a $6,581,000 reduction in mortgages held for resale. Generally, cash inflows result primarily from interest received less interest paid and amounts paid to suppliers and employees. For 1995, Interest Received amounted to $52,708,000, Interest Paid was $23,322,000 and the amount Paid to Suppliers and Employees was $20,934,000.

For 1994,Interest Received totaled $45,740,000, Interest Paid was $18,310,000 and amounts Paid to Suppliers and Employees totaled $20,974,000. For 1993, Interest Received totaled $45,181,000, Interest Paid was $18,515,000 and amounts Paid to Suppliers and Employees totaled $19,339,000.

 The primary components of Cash Flows from Investing Activities are funding and repayment of customer loans and purchases, sales and maturities of investment securities. The net cash outflows from investing activities were $39,758,000, $46,549,000 and $44,639,000 for 1995, 1994 and 1993,
respectively. For 1995, net increases in loans resulted in a cash outflow of $42,306,000; whereas, net investment activity caused an inflow of $3,398,000. During 1994, net increases in loans resulted in a net outflow of $25,813,000 while net investment activity resulted in a cash outflow of $19,011,000.
For 1993, cash outflows of $20,151,000 resulted from net increases in loans while net investment activity was responsible for cash outflows of $23,382,000. Capital Expenditures resulted in cash outflows of $1,501,000 in 1995, $1,269,000 in 1994 and $1,082,000 in 1993. Expenditures in 1995 include an addition to Old Second National Bank's Batavia branch which doubled the size of that facility.

 Cash Flows from Financing Activities are primarily attributable to fluctuations in deposit levels and, to a lesser degree, fluctuations in other short-term borrowings and the payment of dividends to stockholders. Cash
Flows from Financing Activities provided net cash inflows of $35,050,000, $40,452,000 and $34,705,000 in 1995, 1994 and 1993, respectively. Deposit growth for the reported periods has resulted in net cash inflows of $37,405,000, $43,893,000 and $39,966,000 in 1995, 1994 and 1993, respectively.
Payments of Notes Payable totaled $40,000 in 1995, $3,128,000 in 1994 and $1,070,000 in 1993. Dividends paid to stockholders were $1,970,000 in 1995, $1,714,000 in 1994 and $1,938,000 in 1993.

 The net effect of the cash flows was an increase in Cash and Cash
Equivalents from $68,519,000 at year-end 1993 to $78,751,000 at year-end 1994 and a further increase to $85,247,000 at year-end 1995. Management feels that adequate liquidity has been maintained to meet cash flow requirements and is not aware of any known trends, events or uncertainties that will have, or that are reasonably likely to have, a material effect on the Corporation's or any subsidiaries' liquidity, capital resources or operations.

Interest Rate Risk
 The management of interest rate sensitivity is accomplished by monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. Amounts are positioned into rate maturity periods based upon contractual or historical experience or frequency of repricing the respective assets and liabilities. Theoretically, in a period of rising interest rates, it is preferable to have what is commonly known as a positive gap (interest-earning assets in excess of interest-bearing liabilities) because more interest-earning assets should mature or reprice within a given time period than interest-bearing liabilities to increase interest income in excess of the increase in interest expense. Conversely, in a period of declining interest rates, it is preferable to be in a negative gap position (interest-bearing liabilities in excess of interest-earning assets) because more interest-bearing liabilities should mature

Page 5                      Page 29
or reprice resulting in lower interest expense in excess of the decline in interest income. Because assets and liabilities do not reprice in exactly the same manner as interest rates change, the theory described above should not be used as the sole indicator of how the Corporation would be affected by changes in interest rates.

 The Corporation has set specific guidelines to manage its cumulative gap position. If necessary, Management can shorten loan maturities, price loans with variable rates, purchase investment securities with short maturities or attract longer term certificates of deposits to manage the gap position of the Corporation. The effect on earnings and capital position would be considered when making decisions to manage the gap position.

 At December 31, 1995, interest-bearing liabilities maturing or repricing within one year exceed interest-earning assets maturing or repricing by about $25,773,000. The capital position of the Corporation is adequate to provide sufficient equity for any unexpected adverse effect of changing interest rates.

 Many organizations use financial derivative products to provide greater flexibility in managing interest rate risk. Derivative financial instruments derive their value from the performance of assets, interest or currency exchange rates, or indexes. Derivative products include a wide assortment of financial contracts including structured notes, swaps, futures, options, forwards and various combinations thereof. These products vary greatly with respect to complexity and risk. The Corporation has invested in several types of structured notes that are classified as derivatives. All structured notes held by the Corporation are debt securities issued by U.S. Government Agencies. The Corporation has the ability to hold these investment securities to maturity and intends to do so; therefore, any unrealized gains or losses resulting from price fluctuations are considered temporary and are not expected to be realized by the Corporation. However, the Corporation has classified these securities as available-for-sale as they may be sold in response to needs for liquidity, changes in market rates and related prepayment risk. At December 31, 1995, the Corporation held approximately $31,459,000 of structured notes at amortized cost of which $22,693,000 mature in one to five years and $8,766,000 mature in five to ten years.

Capital and Dividends
 Total Stockholders' Equity increased during 1995 as a result of net income of $8,823,000, the change in net unrealized gain (loss) on available-for-sale securities of $7,143,000 less dividends declared to stockholders of $2,149,000. Available-for-Sale Securities are reported at market value on the Balance
Sheet with the Net Unrealized Gain (Loss) on Investments reported as a separate component of Stockholders' Equity. Since the Corporation generally holds investment securities until maturity, the net unrealized gain (loss) resulting from market fluctuations is considered temporary and is not expected to be realized.

 Stockholders' Equity before Net Unrealized Gain on Investments at
December 31, 1995 is 9.7% of Total Assets, up from 9.5% at year-end 1994.
The equity to asset ratio including the effect of Net Unrealized Gain (Loss) on Investments is 9.9% at December 31, 1995, up from 8.7% at year-end 1994. The equity to asset ratios (leverage ratios) continue to be maintained at adequate levels. During 1995, the Corporation declared dividends of $.18 per share during the first and second quarters, $.20 per share during the third and fourth quarters and a year-end extra dividend of $.15 resulting in a total for the year of $.91. In 1994, the Corporation declared four quarterly dividends of $.18 per share and a year-end extra dividend of $.10, resulting in a total of $.82.

 The Federal Reserve Board has established risk-based capital guidelines which include minimum capital requirements. The capital ratios are determined by weighing assets and off-balance sheet exposures according to their designated relative credit risks. Certain classes of preferred stock and equity capital, net of certain adjustments for intangible assets and investments in non-consolidated subsidiaries, are considered Tier 1 (core) capital.

Tier 2 (total) capital consists of core capital plus subordinated debt, some types of preferred stock and an adjustment for Allowance for Possible Loan Losses. At December 31, 1995 and 1994, the minimum total and core risk-based capital ratios were 8.0% and 4.0%. As of December 31, 1995, the Corporation's total and core risk-based capital ratios were 16.0% and 14.8%, respectively. Total and core risk-based capital ratios were 15.8% and 14.6%, respectively, at December 31, 1994.

Effects of Inflation
 The financial statements presented herein are prepared using historical dollars except for investment securities which are presented at market value. Inflation affects the operating results in the cost of operating expenses and the pricing of services. Management closely monitors expenses and the pricing of services so as to control expenses and adjust service fees in view of inflationary trends. Changes in inflation rates also affect the rates earned on assets and the rates paid on liabilities. The asset/liability management program will generally compensate for these effects over a given time period.


Page 6                            Page 30

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except share and per share data)


                                1995      1994     1993     1992      1991

BALANCE SHEET ITEMS AT YEAR-END
Total Assets                   $760,730 $708,196  $665,925  $624,383 $535,820
Net Loans                       393,327  350,661   331,987   311,875  267,710
Total Deposits                  669,291  631,886   587,993   548,026  468,797
Notes Payable                        40       80     3,208     4,118
Stockholders' Equity Before
Net Unrealized Gain (Loss) on
Investments                      73,910   67,236
Total Stockholders' Equity       75,418   61,601    61,866    56,730   47,619

RESULTS OF OPERATIONS
Net Interest Income             $28,497  $27,031   $25,265   $22,866  $19,662
Provision for Possible Loan
Losses                              303      555     1,492       720    1,706
Net Income                        8,823    7,298     7,007     6,341    5,565

PER SHARE DATA
Net Income                     $   3.75   $ 3.11   $  2.98   $  2.71  $  2.54
Dividends Declared                  .91      .82       .73       .69      .66
Stockholders' Equity Before
Net Unrealized Gain (Loss) on
Investments                       31.45    28.61
Total Stockholders' Equity        32.09    26.21     26.32     24.14    21.75


WEIGHTED AVERAGE SHARES
OUTSTANDING                   2,350,165 2,350,165 2,350,165 2,336,800 2,189,765
SHARES OUTSTANDING AT
YEAR-END                      2,350,165 2,350,165 2,350,165 2,350,165 2,189,785


Note: The Selected Consolidated Financial Data for prior years has been restated to reflect the acquisition of Bank of Sugar Grove, which was accounted for as a pooling-of-interests. Per share amounts and number of shares give retroactive effect to a four-for-three stock split in 1993.

Page 7                             Page 31

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)
OLD SECOND BANCORP, INC AND SUBSIDIARIES
                                                      December 31,

                                                     1995       1994
ASSETS
Cash and Due From Banks                         $   42,047  $  43,201
Interest Bearing Deposits with Banks                   400        400
Federal Funds Sold                                  42,800     35,150
                                                   -------    -------
Total Cash and Cash Equivalents                     85,247     78,751

Available-For-Sale Securities                      253,899    239,147
Held-To-Maturity Securities                                     7,012
                                                   -------    -------
Total Investment Securities                        253,899    246,159

Loans                                              399,505    357,019
  Less: Allowance for Possible Loan Losses           5,676      5,753
        Unearned Income                                502        605
                                                   -------    -------
Loans, Net                                         393,327    350,661

Bank Premises and Equipment, Net                    14,602     14,303
Other Assets                                        13,655     18,322
                                                   -------    -------
TOTAL ASSETS                                      $760,730   $708,196
                                                   =======    =======
LIABILITIES
Deposits
   Demand                                         $100,169   $111,044
   Savings                                         271,769    270,037
   Time                                            297,353    250,805

     Total Deposits                                669,291    631,886

Securities Sold Under Agreements to Repurchase       6,554      6,791
Other Short-term Borrowings                          2,585      2,786
Note Payable                                            40         80
Other Liabilities                                    6,842      5,052
                                                   -------    -------
TOTAL LIABILITIES                                  685,312    646,595

STOCKHOLDERS' EQUITY
Preferred Stock, no par value:
300,000 shares authorized, none issued
Common Stock, no par value: shares authorized:
3,500,000; issued and outstanding shares: 2,350,165  15,377    15,377
Retained Earnings                                    58,533    51,859
                                                    -------   -------
Stockholders' Equity Before
Net Unrealized Gain (Loss) on Investments            73,910    67,236
Net Unrealized Gain (Loss) on Investments             1,508    (5,635)
                                                    -------   -------
TOTAL STOCKHOLDERS' EQUITY                           75,418    61,601
                                                    -------   -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $760,730  $708,196
                                                    =======   =======

See accompanying notes.

Page 8                                 Page 32

CONSOLIDATED STATEMENTS OF INCOME
(in thousands except share and per share data)

Old Second Bancorp, Inc. and Subsidiaries

                                          for the years ended December 31,

                                              1995        1994        1993
INTEREST INCOME
Loans                                      $34,239     $28,740     $27,553
Investment Securities:
Taxable                                     12,161      11,611      11,169
Exempt from Federal Income Taxes             4,013       3,788       3,908
Federal Funds Sold                           2,131       1,234         794
Interest Bearing Deposits with Banks            22          37          65
                                            ------      ------      ------
Total Interest Income                       52,566      45,410      43,489
                                            ------      ------      ------
INTEREST EXPENSE
Savings Deposits                             7,753       7,061       7,207
Time Deposits                               15,980      11,097      10,610
Other Borrowings                               336         221         407
                                            ------      ------      ------
Total Interest Expense                      24,069      18,379      18,224
                                            ------      ------      ------
Net Interest Income                         28,497      27,031      25,265
PROVISION FOR POSSIBLE LOAN LOSSES             303         555       1,492
                                            ------      ------      ------
Net Interest Income After Provision
for Possible Loan Losses                    28,194      26,476      23,773
                                            ------      ------      ------
OTHER INCOME
Trust Fees                                   3,050       2,731       2,496
Service Charges on Deposit Accounts          2,498       2,492       2,348
Secondary Mortgage Fees                        352         550         942
Other                                          886         796         749
Securities Gains                                             5           5
                                            ------      ------      ------
Total Other Income                           6,786       6,574       6,540
                                            ------      ------      ------
OTHER EXPENSES
Salaries and Employee Benefits              12,255      11,759      11,162
Net Occupancy of Bank Premises               1,602       1,553       1,536
Furniture and Equipment                      1,967       2,129       1,828
FDIC Insurance                                 726       1,317       1,235
Marketing                                      823         940         727
Stationery and Supplies                        738         644         627
Goodwill Amortization                          516         516         516
Other                                        4,207       4,314       3,905
                                            ------      ------      ------
Total Other Expenses                        22,834      23,172      21,536
                                            ------      ------      ------
INCOME BEFORE INCOME TAXES                  12,146       9,878       8,777
INCOME TAX EXPENSE                           3,323       2,580       1,770
                                            ------      ------      ------
NET INCOME                                 $ 8,823     $ 7,298     $ 7,007
                                            ======      ======      ======
NET INCOME PER SHARE                         $3.75       $3.11       $2.98

WEIGHTED AVERAGE SHARES OUTSTANDING      2,350,165   2,350,165   2,350,165


See accompanying notes.

Page 9                              Page 33

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Old Second Bancorp, Inc. and Subsidiaries

                                                    for the years ended
                                                         December 31,
                                                 1995       1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest Received                             $ 52,708   $ 45,740    $ 45,181
Interest Paid                                  (23,322)   (18,310)    (18,515)
Paid to Suppliers and Employees                (20,934)   (20,974)    (19,339)
Trust Fees Received                              3,050      2,731       2,496
Income Taxes Paid                               (3,371)    (3,277)     (2,221)
Service Charges Received on Deposit Accounts     2,498      2,492       2,348
(Increase) Decrease in Mortgages Held For Resale  (663)     6,581      (1,503)
Other Income Received                            1,238      1,346       1,691
                                                ------     ------      ------
Net Cash Provided By Operating Activities       11,204     16,329      10,138
                                                ------     ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net Increase in Loans                          (42,306)   (25,813)    (20,151)
Purchases of Available-for-Sale Securities     (47,677)   (56,928)    (80,156)
Proceeds from Sales and Maturities of
   Available-for-Sale Securities                51,075     37,912      56,769
Securities Gains                                                5           5
Capital Expenditures                            (1,501)    (1,269)     (1,082)
Other                                              651       (456)        (24)
                                                ------     ------      -------
Net Cash Used In Investing Activities          (39,758)   (46,549)    (44,639)
                                                ------     ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net Increase in Deposits                        37,405     43,893      39,966
Net Increase (Decrease) in Other Borrowings       (438)     1,826      (2,576)
Payment of Notes Payable                           (40)    (3,128)     (1,070)
Dividends Paid                                  (1,970)    (1,714)     (1,938)
Other                                               93       (425)        323
                                                ------     ------      ------
Net Cash Provided By Financing Activities       35,050     40,452      34,705
                                                ------     ------      ------
Net Increase in Cash and Cash Equivalents        6,496     10,232         204
Cash and Cash Equivalents at Beginning of Year  78,751     68,519      68,315
                                                ------     ------      ------
Cash and Cash Equivalents at End of Year       $85,247    $78,751     $68,519
                                                ======     ======      ======

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:
Net Income                                     $ 8,823    $ 7,298     $ 7,007
Adjustments to Reconcile Net Income to
Net Cash Provided By Operating Activities:
Depreciation                                     1,202      1,259       1,231
Provision for Possible Loan Losses                 303        555       1,492
Decrease in Taxes Payable                          (48)      (698)       (451)
(Increase) Decrease in Interest Receivable        (384)      (616)        889
Increase (Decrease) in Interest Payable            747         70        (291)
Premium Amortization and Discount
   Accretion on Investments, Net                   526        946         809
Goodwill Amortization                              516        516         516
(Increase) Decrease in Mortgages Held For Resale  (663)     6,581      (1,503)
Increase in Accrued Expenses                       333        313         294
(Increase) Decrease in Prepaid Expenses           (151)       110         138
Securities Gains                                               (5)         (5)
Other, Net                                                                 12
                                                -------    ------      ------
Total Adjustments                                2,381      9,031       3,131
                                                -------    ------      ------
Net Cash Provided By Operating Activities      $11,204    $16,329     $10,138
                                                ======     ======      ======


See accompanying notes.

Page 10                            Page 34

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands except per share data)

Old Second Bancorp, Inc. and Subsidiaries

                                                      Net Unrealized
                                  Common    Retained  Gain (Loss) on
                                  Stock     Earnings  Investments     Total
Balance at January 1, 1993       $15,377    $41,206                  $56,583
  Net Income for 1993                         7,007                    7,007
  Dividends Declared ($.73
   per share)                                (1,724)                  (1,724)
-----------------------------------------------------------------------------
Balance at December 31, 1993      15,377     46,489                   61,866

  Adoption of SFAS No. 115                                  $ 4,329    4,329
  Net Income for 1994                         7,298                    7,298
  Dividends Declared ($.82
   per share)                                (1,928)                  (1,928)
  Change in Net Unrealized
   Gain (Loss) for 1994                                      (9,964)  (9,964)
-----------------------------------------------------------------------------
Balance at December 31, 1994      15,377     51,859          (5,635)  61,601

  Net Income for 1995                         8,823                    8,823
  Dividends Declared ($.91
   per share)                                (2,149)                  (2,149)
  Change in Net Unrealized
   Gain (Loss) for 1995                                       7,143    7,143
-----------------------------------------------------------------------------
Balance at December 31, 1995     $15,377    $58,533         $ 1,508  $75,418
                                  ======     ======          ======   ======


See accompanying notes.




Page 11                            Page 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Old Second Bancorp, Inc., and Subsidiaries

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Old Second Bancorp, Inc.
(the Corporation) and its subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation. The following is a description of the more significant of these policies:


Consolidation
The consolidated financial statements include the accounts of Old Second Bancorp, Inc. and its wholly-owned subsidiaries: The Old Second National
Bank of Aurora, The Old Second Community Bank of North Aurora, The Old Second Community Bank of Aurora, Yorkville National Bank, Burlington Bank, Kane County Bank and Trust and Bank of Sugar Grove. All significant intercompany balances and transactions have been eliminated in consolidation.

The Corporation is a multi-bank holding company, principally engaged in the business of attracting deposits and investing these funds, together with borrowings and other funds, to primarily originate commercial, real estate and consumer loans, and purchase investment securities. The bank conducts its activities from a network of offices in Kane, Kendall and DuPage Counties.


Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to take estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.


Investment Securities
The Corporation and its subsidiaries generally purchase securities for investment purposes. On January 1, 1994, the Corporation prospectively adopted Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS
No. 115, investment securities are classified in three categories and accounted for as follows: (1) held-to-maturity - reported at amortized cost; (2) trading securities - reported at fair value with unrealized gains and losses included in current earnings; and (3) available-for-sale securities - reported at fair value with unrealized gains and losses excluded from current earnings and reported as a separate component of stockholders' equity.

Gains and losses on the sale of investment securities are recognized at the time of the transaction and are determined by the specific identification method.


Loans
Interest on installment loans made on a discounted basis is generally recognized as income using the interest method. Interest on all other loans is recorded as earned.

It is Management's policy to discontinue the accrual of interest income on any loan when there is reasonable doubt as to the timely collectibility of interest or principal.


Allowance for Possible Loan Losses
The allowance for possible loan losses is increased by provisions charged to operating expense and decreased by charge-offs, net of recoveries, and is available for losses incurred on loans.

The provision for possible loan losses is computed based on Management's judgment as to the adequacy of the allowance for possible loan losses after considering such factors as the volume and character of the portfolio, general economic conditions and past loan loss experience.

Effective January 1, 1995, the Corporation was required to adopt SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Under SFAS No. 114, a loan is considered impaired when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective rate. However, as a practical expedient, Management measures impairment based on the fair value of the underlying collateral. The adoption of SFAS No. 114 did not have a material effect on the Corporation's financial position or results of operations.

Bank Premises and Equipment
Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to ten years for furniture and equipment principally by the use of accelerated depreciation methods.


Page 12                            PAGE 36

OLD SECOND BANCORP, INC. AND SUBSIDIARIES

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Bank Premises and Equipment (continued)
Expenditures for maintenance and repair are expensed as incurred and expenditures for major renovations are capitalized. The cost of property retired or otherwise disposed of is applied against the related accumulated depreciation to the extent thereof, and any gain or loss on disposition is recognized at the time of disposal.


Real Estate Owned (REO)
REO initially is recorded at the lower of net book value or fair value, less estimated costs to sell. The excess of net book value over fair value at the foreclosure date is charged to the allowance for possible loan losses. Subsequent to foreclosure, any gain or loss on disposition is recognized at the time of disposal.


Trust Department Revenue
Trust Department income is recorded principally on a cash basis, which does not result in a material difference from the accrual basis.


Retirement Plan Costs
The Corporation uses the "projected unit credit" actuarial method for financial reporting purposes and the entry age cost method for the funding of the qualified plan.


Long-Term Incentive Plan
The Corporation accounts for its Long-Term Incentive Plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, as the exercise price of the Corporation's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


Income Taxes
The Corporation provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities representing differences between financial reporting and tax bases of assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes arise because certain transactions affect the determination of taxable income for financial reporting purposes in periods different from the period in which the transactions affect taxable income for tax return purposes. Current tax expense is provided based upon the actual tax liability incurred for tax return purposes.


Per Share Amounts
Net income per share amounts are based upon the weighted average number of shares of Common Stock outstanding during each reported period. Prior year amounts have been restated to reflect the acquisition of Bank of Sugar Grove.


Excess Purchase Price Over Fair Value Of Net Assets Acquired
The excess purchase price paid over the fair value of net assets acquired is included in other assets and is amortized into other expenses on a straight-line basis over fifteen years.

NOTE B - ACQUISITION

On June 30, 1995, 208,000 shares of the Corporation's common stock were issued to acquire 100% of the outstanding common stock of Bank of Sugar Grove.
The acquisition was accounted for as a pooling-of-interests; accordingly, all financial information for prior periods has been restated to include the accounts and results of operations of Sugar Grove.

Operating results of the Corporation and Sugar Grove for the six months ended June 30, 1995 prior to the combination were as follows (in thousands):


                          Six Months Ended June 30, 1995
                      Old Second
                     Bancorp, Inc.   Sugar Grove   Combined
Net Interest Income     $13,301          $967      $14,268
Net Income                4,189           272        4,461



NOTE C - CASH AND DUE FROM BANKS

The subsidiaries maintain compensating cash balances under informal arrangements with their respective correspondents for services received. In addition, The Old Second National Bank of Aurora (Old Second) and Yorkville National Bank (Yorkville) are required to maintain certain average reserve balances with the Federal Reserve Bank. During 1995, average reserve balances with the Federal Reserve Bank were $427,000 and $26,000 for Old Second and Yorkville, respectively.

Page 13                        Page 37

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE D - INVESTMENT SECURITIES

A summary of the amortized cost and estimated market value of investment securities is as follows:

                                             December 31,
                             1995               1994               1993
                             ----               ----               ----
                          Amortized           Amortized         Amortized
                        Cost     Market    Cost    Market     Cost   Market
AVAILABLE FOR SALE
U.S. Treasury         $ 16,425  $ 16,644  $ 26,659  $ 26,245
U.S. Government
  Agencies             104,892   105,091    90,580    86,075
State & Political
  Subdivisions          92,770    94,654    86,982    85,352
Mortgage-Backed
  Obligations           36,160    36,301    42,937    40,279
Other                    1,187     1,209     1,188     1,196
                       -------   -------   -------   -------
                      $251,434  $253,899  $248,346  $239,147
                       =======   =======   =======   =======
HELD TO MATURITY
U.S. Treasury                              $   996  $    991 $ 26,875 $ 27,891
U.S. Government
  Agencies                                     599       551   75,254   77,235
State & Political
  Subdivisions                               3,585     3,604   88,174   92,400
Mortgage-Backed
  Obligations                                1,832     1,745   44,284   44,403
Other                                                           2,698    2,757
                                             -----   -------  -------  -------
                                           $ 7,012  $  6,891 $237,285 $244,686
                                            ======   =======  =======  =======

The amortized cost and estimated market values of investment securities at December 31, 1995 are as follows:


                                              Gross       Gross
                               Amortized   Unrealized   Unrealized   Market
                                  Cost        Gains       Losses     Value
U.S. Treasury                   $ 16,425     $   227      $    8    $ 16,644
U.S. Government
  Agencies                       104,892       1,552       1,353     105,091
State & Political
  Subdivisions                    92,770       2,217         333      94,654
Mortgage-Backed
  Obligations                     36,160         224          83      36,301
Other                              1,187          22                   1,209
                                 -------       -----       -----     -------
                                $251,434      $4,242      $1,777    $253,899
                                 =======       =====       =====     =======

The contractual maturities of investment securities at amortized cost and estimated market value at December 31, 1995 are as follows:

(CAPTION>
                               Within   One to     Five to    Over
                                One      Five        Ten       Ten
                               Year      Years      Years     Years    Total
AMORTIZED COST
U.S. Treasury                  $ 4,751  $ 11,674                       $ 16,425
U.S. Government
  Agencies                      14,953    56,947   $28,851    $ 4,141   104,892
State & Political
  Subdivisions                   9,783    33,040    34,923     15,024    92,770
Other                                          2                1,185     1,187
                                ------   -------   -------     ------   -------
                               $29,487  $101,663   $63,774    $20,350   215,274
                                ======   =======    ======     ======
Mortgage-Backed
  Obligations                                                            36,160
                                                                        -------
                                                                       $251,434
                                                                        =======
MARKET VALUE
U.S. Treasury                  $4,811  $ 11,833                        $ 16,644
U.S. Government
  Agencies                     15,091    56,551   $29,273     $4,176    105,091
State & Political
  Subdivisions                  9,905    33,888    35,609     15,252     94,654
Other                                         2                1,207      1,209
                               ------   -------    ------     ------    -------
                              $29,807  $102,274   $64,882    $20,635    217,598
                               ======   =======    ======     ======
Mortgage-Backed
  Obligations                                                            36,301
                                                                        -------
                                                                       $253,899
                                                                        =======

Page 14                           Page 38

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE D - INVESTMENT SECURITIES (continued)

At December 31, 1995, securities with an approximate aggregate amortized cost of $54,578,000 were pledged as collateral for public and trust deposits and for other purposes as required or permitted by law.

On June 30, 1995, Sugar Grove's Held-to-Maturity Securities with a total amortized cost of $10,640,00 were transferred to Available-for-Sale Securities to conform with the Corporation's investment classifications.


NOTE E - LOANS

The composition of loans outstanding by lending classification is as follows:

                                                     December 31,
                                                    1995      1994
Commercial, Financial and Agricultural           $141,480   $126,788
Real Estate - Construction                         24,783     25,486
Real Estate - Mortgage                            189,906    161,270
Installment                                        43,336     43,475
                                                  -------    -------
                                                 $399,505   $357,019
                                                  =======    =======


In the normal course of business, the subsidiary banks extend credit to executive officers and directors, associates of such persons and entities in which these persons have significant interests. The following is an analysis of these loans which aggregated at least $60,000 per related party:

                                   for the years ended December 31,
                                           1995      1994
Balance, Beginning of Year               $11,677    $11,480
New Loans                                 15,166      9,090
Repayments                               (14,212)    (7,840)
Other Changes                              1,039     (1,053)
                                          ------     ------
Balance, End of Year                     $13,670    $11,677
                                          ======     ======


The subsidiary banks make commercial, agricultural, real estate and consumer loans to customers in their market area. There are no significant concentrations of loans where customers' ability to honor loan terms are dependent upon a single economic sector.


NOTE F - ALLOWANCE FOR POSSIBLE LOAN LOSSES

A summary of the activity in the allowance is as follows:

                                   for the years ended December 31,
                                           1995   1994    1993
Balance, Beginning of Year               $5,753  $4,471  $4,598
Recoveries                                  371   1,360     578
Provision for Possible Loan Losses          303     555   1,492
Charge-offs                                (751)  (633)  (2,197)
                                          -----   -----   -----
Balance, End of Year                     $5,676  $5,753  $4,471
                                          =====   =====   =====

Page 15                           Page 39

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE G - BANK PREMISES AND EQUIPMENT

The cost, accumulated depreciation and amortization, and net book value of premises, improvements and furniture and equipment are summarized below:

                                       December 31, 1995

                                         Accumulated        Net
                                        Depreciation &      Book
                                 Cost    Amortization       Value

Land                           $ 3,643                    $ 3,643
Buildings and Improvements      16,389      $ 7,212         9,177
Furniture and Equipment          9,209        7,427         1,782
                                ------       ------        ------
                               $29,241      $14,639       $14,602
                                ======       ======        ======


                                      December 31, 1994

                                        Accumulated       Net
                                      Depreciation &      Book
                               Cost     Amortization      Value
Land                          $ 3,594                     $ 3,594
Buildings and Improvements     15,710      $ 6,763          8,947
Furniture and Equipment         8,480        6,718          1,762
                               ------       ------         ------
                              $27,784      $13,481        $14,303
                               ======       ======         ======



NOTE H - TIME DEPOSITS OF $100,000 OR MORE

Time Deposits of $100,000 or more were $59,045,000 and $43,855,000 at
December 31, 1995 and 1994, respectively.

NOTE I - INCOME TAXES

A summary of the provision for income taxes is as follows:

                                   for the years ended December 31,
                                       1995            1994       1993
                                      ------          -----      -----
Currently Payable, Principally
   Federal                            $3,573         $3,176     $2,002
Deferred                                (250)          (596)      (232)
                                       -----          -----      -----
                                      $3,323         $2,580     $1,770
                                       =====          =====      =====


Page 16                              Page 40

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE I - INCOME TAXES (continued)

Temporary differences between the tax bases of assets and liabilities and their financial reporting amounts give rise to deferred tax assets and liabilities. The Corporation has the following temporary differences with their approximate tax effects resulting in a net deferred tax asset:

                             December 31, 1995     December 31, 1994
                             -----------------     -----------------
                             Temporary     Tax      Temporary     Tax
                             Difference  Effect     Difference  Effect
                             ----------  ------     ----------  ------
Loan Loss Allowance           $ 5,547   $ 1,885      $ 4,517   $ 1,493
Pension                           519       177          390       133
Other Assets                    1,456       496        1,343       441
                                -----     -----        -----     -----
Total Deferred Assets           7,522     2,558        6,250     2,067

Accumulated Depreciation       (1,705)     (580)      (1,699)     (574)
Accretion on Investment
  Securities                   (1,835)     (624)      (1,125)     (383)
Other Liabilities                (378)     (129)        (401)     (135)
                                -----     -----        -----     -----
Total Deferred Liabilities     (3,918)   (1,333)      (3,225)   (1,092)
                                 -----    -----        -----     -----
Net Deferred Tax Asset          3,604     1,225        3,025       975
Tax Effect of SFAS No. 115
  Adjustment                   (2,465)     (956)       9,199     3,564
                               ------     ------      ------    ------
Net Deferred Tax Asset with
SFAS No. 115 Adjustment       $ 1,139   $   269      $12,224   $ 4,539
                                ======    ======      ======    ======

The principal items affecting the deferred income tax component of the provision for income taxes are as follows:

                                    for the years ended December 31,
                                     1995          1994        1993
Loan Loss Provision                 $(392)        $(648)     $ (40)
Accelerated Depreciation                6            24        (70)
Pension Expense                       (44)          (35)       (86)
Other, Net                            180            63        (36)
                                     ----           ----       ----
                                    $(250)        $(596)     $(232)
                                     ====          ====       ====

A reconciliation of the expected provision for income taxes at the statutory Federal income tax rate of 34% and the actual tax provision is as follows:


                                     for the years ended December 31,
                                    1995            1994           1993
                                    ----            ----           ----
                                Amount   %     Amount    %      Amount     %
                                ------  -----  ------   ----    ------    -----
Expected Total Tax Provision
  At Statutory Rate           $ 4,130   34.0%  $ 3,358   34.0%  $ 2,986   34.0%
Decrease Resulting From Tax
  Exempt Income                (1,282) (10.5)   (1,284) (13.0)  (1,319)  (15.0)
Increase Resulting From
  Goodwill Amortization           175    1.5       175    1.8      175    2.0
State Taxes                       294    2.4       280    2.8      119    1.3
Other, Net                          6               51     .5     (191)  (2.1)
                               ------   ----    ------   ----    ------  ----
                              $ 3,323   27.4%  $ 2,580   26.1%  $ 1,770  20.2%
                               ======   ====    ======   ====    ======  ====


Page 17                                Page 41

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE J - RETIREMENT PLANS

The Corporation has a non-contributory defined benefit retirement plan covering substantially all of its full-time employees. Generally, benefits are based on years of service and compensation, as defined.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's Consolidated Balance Sheets:

                                                        December 31,
Actuarial present value of benefit obligations:     1995    1994   1993
                                                    ----    ----   ----
Vested benefit obligations                        $4,638  $3,900  $3,982
Nonvested benefit obligations                        261     203     215
                                                   -----   -----   -----
Accumulated benefit obligation                     4,899   4,103   4,197
Excess of projected benefit obligation
over accumulated benefit obligation                1,286   1,019   1,540
                                                   -----   -----   -----
Projected benefit obligation                       6,185   5,122   5,737
Plan assets at fair value, primarily
listed common stocks, corporate, and
U.S. Government and Agency bonds                   6,349   5,823   6,100
                                                   -----   -----   -----
Plan assets in excess of projected
benefit obligation                                   164     701     363
Unrecognized net (gain) or loss                      187    (157)     91
Prior service cost not yet recognized in net
periodic pension cost                               (135)   (140)    140
Unrecognized net asset at January 1, 1987,
being amortized over 17 years                       (688)   (774)   (860)
                                                    -----   -----   -----
Unfunded pension cost included in other
liabilities                                      $  (472) $ (370) $ (266)
                                                   =====   =====   =====

                                           for the years ended December 31,
Net pension cost includes the following
components:                                      1995      1994     1993
Service cost                                  $   280     $ 330    $ 400
Interest cost                                     392       349      380
Actual return on plan assets                      931        66     (581)
Net amortization and deferral                  (1,501)     (641)      49
                                                =====      =====    =====
Net periodic pension cost                     $   102     $ 104    $ 248
                                                =====      =====    =====


Certain employees participating in the defined benefit plan are also covered by an unfunded supplemental retirement plan. The purpose of this plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans. The following table sets forth the status of this supplemental plan:


                                        for the years ended December 31,
                                                 1995       1994
                                                 ----       ----
Accumulated benefit obligation                   $361       $295
Projected benefit obligation for
  service rendered to date                        361        295
Accrued pension liability                          91         43
Net periodic pension expense                       48         43


The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations was 6.75% at December 31, 1995, 7.50% at December 31, 1994 and 6.75% at December 31, 1993. The expected long-term rate of return on assets was 8.00% for each of the three years. The assumed rate of increase in future compensation levels was 4.50% for 1995 and 1994, and 4.75% for 1993.

The subsidiaries of the Corporation have contributory and non-contributory Profit Sharing Plans covering substantially all of their respective full-time employees. The amounts expensed with respect to these Profit Sharing Plans were $515,000 in 1995, $443,000 in 1994, and $414,000 in 1993.

Page 18                            Page 42

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE K - LONG TERM INCENTIVE PLAN

The Corporation has a Long-Term Incentive Plan under which stock options and stock appreciation rights may be granted to employees at the discretion of the Board of Directors. During 1995, 7,100 options were granted at an exercise price of $39 per share, and 7,100 options were granted at an exercise price of $46 per share. The exercise price of these options was equal to the market price of the underlying stock on the grant date. These options expire in 2005. No stock appreciation rights have been granted to date.

NOTE L - COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the financial statements. Commitments and contingent liabilities include financial instruments which involve, to varying degrees, elements of credit, interest rate and liquidity risk. In the opinion of Management, these do not represent unusual risks for the Corporation's subsidiaries and Management does not anticipate any significant losses as a result of these transactions. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 1995, are approximately $5,612,000. Firm commitments by the Corporation's subsidiaries to fund loans in the future are approximately $106,479,000 as of December 31, 1995. There are various other outstanding commitments and contingent liabilities arising in the normal course of business. Disposition of these, in the opinion of Management, will not have a material effect upon financial position.

NOTE M - DIVIDEND LIMITATION

Under certain banking regulations, regulatory approval is required before dividends declared by the Corporation's subsidiary Banks can exceed defined limits. At December 31, 1995, $10,737,000 of retained earnings of subsidiary Banks are free of such regulatory limitations. There are no such restrictions regarding the Corporation. As a practical matter, dividend payments are restricted to lesser amounts as a result of the maintenance of prudent capital levels.

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard Number 107, "Disclosures About Fair Value Of Financial Instruments" requires that the Corporation disclose estimates, methods, and assumptions used in determination of the fair values of the Corporation's financial instruments, as set forth below.

Cash and Cash Equivalents, Securities Sold Under Agreements to Repurchase and Other Short-Term Borrowings

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

For investment securities, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, commercial real estate, residential mortgage, credit card, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms. Cash flows are discounted using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows at rates currently offered for deposits of similar remaining maturities.

Notes Payable

Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Page 19                          Page 43

(in thousands except per share data)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

                                     December 31, 1995     December 31, 1994
                                     -----------------     -----------------
                                     Carrying   Fair       Carrying    Fair
                                      Amount    Value       Amount     Value
                                     --------   -----      --------    -----
Financial Assets:
Cash and Cash Equivalents            $ 85,247   $ 85,247   $ 78,751   $ 78,751
Investment Securities                 253,899    253,899    246,159    246,038
Loans, Net (Excluding Lease
 Contracts of $81,000 in 1995
 and $342,000 in 1994)                393,246    398,928    350,319    350,504
                                      -------    -------    -------    -------
Total Financial Assets               $732,392   $738,074   $675,229   $675,293
                                      =======    =======    =======    =======
Financial Liabilities:
Deposits                             $669,291   $669,605   $631,886   $630,205
Securities Sold Under Agreements
 to Repurchase                          6,554      6,554      6,791      6,791
Other Short-Term Borrowings             2,585      2,585      2,786      2,786
Note Payable                               40         40         80         86
                                      -------    -------    -------    -------
Total Financial Liabilities          $678,470   $678,784   $641,543   $639,868
                                      =======    =======    =======    =======
Unrecognized Financial Instruments:
Commitments to Extend Credit
Standby Letters of Credit                            (56)                  (60)
                                                  -------               -------
Total Unrecognized Financial
Instruments                                     $    (56)              $   (60)
                                                 =======                =======


NOTE O - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following unaudited quarterly financial information, in the opinion of Management, fairly presents the results of operations for such periods.

                                        1995 Quarter
                            ---------------------------------
                                4th    3rd      2nd      1st
                                ---    ---      ---      ---
Interest Income             $13,593  $13,442  $13,067  $12,464
Interest Expense              6,426    6,380    5,975    5,288
Net Interest Income           7,167    7,062    7,092    7,176
Provision for Possible
Loan Losses                     224       20       19       40
Income Before Income Taxes    2,727    3,215    3,213    2,991
Net Income                    2,071    2,291    2,332    2,129
Net Income Per Share            .88      .97      .99      .91


                                     1994 Quarter
                             -----------------------------------
                               4th     3rd       2nd      1st
                               ---     ---      ----      ---
Interest Income             $12,063  $11,689  $11,013  $10,645
Interest Expense              4,984    4,644    4,354    4,397
Net Interest Income           7,079    7,045    6,659    6,248
Provision for Possible
  Loan Losses                   388        5       61      101
Income Before Income Taxes    2,081    3,104    2,606    2,087
Net Income                    1,606    2,209    1,879    1,604
Net Income Per Share            .69      .94      .80      .68


The results of operations in the 4th quarter of 1994 include a $384,000 Provision for Possible Loan Losses related to the Bank of Sugar Grove.

Page 20                            Page 44

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES



NOTE P - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION ONLY

Following is condensed financial information of the Corporation only, for the respective dates and time periods shown:

Condensed Balance Sheets
                                                    December 31,
                                                    1995    1994
                                                    ----    ----
ASSETS
Cash on Deposit with Bank Subsidiaries             $ 1,596  $ 1,908
Investment In Wholly-Owned Bank Subsidiaries        73,015   60,612
Investment Securities                                1,820      133
Other Assets                                            93       25
                                                   -------  -------
TOTAL ASSETS                                       $76,524  $62,678
                                                    ======   ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Other Liabilities                                  $ 1,106  $ 1,077
Stockholders' Equity                                75,418   61,601
                                                   -------  -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $76,524  $62,678
                                                   =======  =======


Condensed Statements of Income
                                         for the years ended December 31,
                                                  1995   1994   1993
                                                  ----   ----   ----
INCOME
Dividend Income from Subsidiaries               $3,730 $5,385 $3,074
Interest Income                                     40      9     21
                                                 -----  -----  -----
TOTAL INCOME                                     3,770  5,394  3,095

EXPENSES
Interest Expense                                           39    260
Other Expenses                                     898    700    559
                                                 ------  -----  -----
TOTAL EXPENSES                                     898    739    819

Income Before Income Taxes and Equity
In Undistributed Net Income of Subsidiaries      2,872  4,655  2,276
Income Tax Benefit                                (201)  (115)  (228)
                                                 -----  -----  -----
Income Before Equity In Undistributed Net
  Income of Subsidiaries                         3,073   4,770  2,504
Equity In Undistributed Net Income of
  Subsidiaries                                   5,750   2,528  4,503
                                                 -----   -----  -----
NET INCOME                                      $8,823  $7,298 $7,007
                                                 =====   =====  =====

Page 21                              Page 45

(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES



NOTE P - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION ONLY (continued)

Condensed Statements of Cash Flows
                                                       for the years ended
                                                              December 31,
                                                        1995   1994   1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Dividends Received From Subsidiaries                  $3,730  $5,385  $3,074
Interest Received                                          7       5       5
Interest Paid                                                   (247)   (329)
Income Tax Payments Received From Subsidiaries         3,373   3,296   2,379
Income Taxes Paid                                     (3,352) (3,113) (2,080)
Paid to Suppliers                                       (407)    (13)    (43)
                                                       -----   -----   -----
Net Cash Provided By Operating Activities              3,351   5,313   3,006
                                                       -----   -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Investment Securities                     (1,669)   (153)
Other                                                    (24)     48      48
                                                       -----   -----   -----
Net Cash Provided By (Used In) Investing Activities   (1,693)   (105)     48
                                                       -----   -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment on Notes Payable                                      (3,088) (1,030)
Dividends Paid                                        (1,970) (1,714) (1,938)
                                                       -----   -----   -----
Net Cash Used in Financing Activities                 (1,970) (4,802) (2,968)
                                                       -----   -----   -----
Net Increase (Decrease) in Cash and Cash Equivalents    (312)    406      86
Cash and Cash Equivalents at Beginning of Year         1,908   1,502   1,416
                                                       -----   -----   -----
Cash and Cash Equivalents at End of Year              $1,596  $1,908  $1,502
                                                       =====   =====   =====
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:
Net Income                                            $8,823  $7,298  $7,007
Adjustments to Reconcile Net Income To
Net Cash Provided by Operating Activities:
Equity In Undistributed Net Income of Subsidiaries    (5,750) (2,528) (4,503)
Goodwill Amortization                                    516     516     516
Increase (Decrease) in Taxes Payable                    (180)     68      71
Increase in Interest Receivable                          (33)     (4)
Decrease in Interest Payable                                    (208)    (69)
Other, Net                                               (25)    171     (16)
                                                       -----   -----   -----
Total Adjustments                                     (5,472) (1,985) (4,001)
                                                       -----   -----   -----
Net Cash Provided by Operating Activities            $ 3,351 $ 5,313 $ 3,006
                                                       =====   =====   =====

Page 22                             Page 46



REPORT OF INDEPENDENT ACCOUNTANTS


ERNST & YOUNG LLP         SEARS TOWER                    PHONE: 312-879-2000
                          233 SOUTH WACKER DRIVE
                          CHICAGO, ILLINOIS  60606-6301


                      Report of Independent Accountants
                      ---------------------------------


Stockholders and Board of Directors
Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Old Second
Bancorp, Inc. and Subsidiaries as of December 31, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31,
1995, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

We also have audited, as to combination only, the accompanying consolidated balance sheet of Old Second Bancorp, Inc. as of December 31, 1994 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1994. As described in Note B to such statements, these statements have been combined from the statements of Bank of Sugar Grove and Old Second
Bancorp, Inc. and Subsidiaries (which statements are not presented separately herein). The balance sheet of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1994 were audited and reported on separately by other auditors, whose report appears elsewhere herein. The balance sheet of Bank of Sugar Grove as of December 31, 1994 and the related statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1994 are not covered by an auditors report. Such financial statements are immaterial to the restated pooled financial statements. In our opinion, the accompanying consolidated balance sheet as of December 31, 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended
December 31, 1994, have been properly combined onthe basis described in Note B.


                                                /s/ Ernst & Young LLP

January 17, 1996

      Ernst & Young LLP is a member of Ernst & Young International, Ltd.


Page 23                             Page 47



REPORT OF INDEPENDENT ACCOUNTANTS

|                                    | Coopers & Lybrand L.L.P.
|COOPERS                             |
|&LYBRAND                            |
|                                    | a professional services firm


                      Report of Independent Accountants
                      ---------------------------------

The Stockholders and Board of Directors
Old Second Bancorp, Inc.

We have audited the consolidated balance sheet of Old Second Bancorp, Inc.
and Subsidiaries as of December 31, 1994 and the related consolidated statements of income, retained earnings and cash flows for each of the two years in the period ended December 31 1994, prior to the restatement for the 1995 pooling-of-interest. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the consolidated financial position of Old Second
Bancorp, Inc. and Subsidiaries as of December 31 1994, and the consoldiated results of their operations and their cash flows for each of the two years in the period ended December 31 1994, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

Chicago, Illinois
January 13 1995


Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland

Page 24                             Page 48



CORPORATE INFORMATION

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


10-K REPORT

Copies of the Corporation's 1995 10K report filed with the Securities and Exchange Commission will be mailed to stockholders upon written request to: Ronald J. Carlson, President, Chief Financial Officer and Secretary,
Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60507.



There were 1,344 holders of record of the Corporation's Common Stock at year-end 1995.




MARKET PRICE OF COMMON STOCK

The Corporation's Common Stock has been traded in the over-the-counter market on the NASDAQ National Market System under the symbol OSBC since
November 11, 1993. The following table sets forth the range of bid and ask prices during each quarter for 1995 and 1994 as quoted by Chicago Corporation who is a market maker for the Corporation's Common Stock. This information represents quotations and does not necessarily reflect actual transactions.


                                  Bid                Ask
                             ------------      -------------
1995                         High     Low      High      Low
----                         ----     ---      ----      ---
First Quarter               $37.00  $34.00    $40.00   $36.00
Second Quarter               37.00   36.00     41.00    39.00
Third Quarter                41.00   37.00     44.00    39.00
Fourth Quarter               45.00   41.00     47.00    42.00


                                Bid                Ask
                            --------------     --------------
1994                         High     Low      High      Low
----                         ----     ---      ----      ---
First Quarter               $39.00  $39.00    $43.00   $43.00
Second Quarter               39.00   39.00     43.00    43.00
Third Quarter                39.00   38.00     43.00    41.00
Fourth Quarter               36.00   34.00     41.00    40.00


The range of high and low closing sales prices of the Corporation's Common Stock as quoted on the NASDAQ National Market System from January 1, 1995 through December 31, 1995 was $47.00 and $34.00, respectively.


Page 25                           Page 49

BOARD OF DIRECTORS


Walter Alexander
    President,
    Alexander Lumber Co.
    (lumber and building material sales)


James E. Benson
    Chairman and Chief Executive Officer, Old
    Second Bancorp, Inc.


Ronald J. Carlson
    President, Chief Operating Officer, Chief
    Financial Officer, and Secretary, Old Second
    Bancorp, Inc. and Vice President/CFO, The
    Old Second National Bank of Aurora


Joanne Hansen
    President, Furnas Foundation, Inc.


Kenneth Lindgren
    President, Daco Incorporated
    (contract manufacturer of machined components)


Jesse Maberry
    Treasurer, Aurora Bearing Company
    (manufacturer of rod end and spherical bearings)


Gary McCarter
    Vice President, Farmers Group, Inc.
    (insurance)


D. Chet McKee
    President, Copley Memorial Hospital


William J. Meyer
    President, Wm. F. Meyer Company
    (plumbing fixtures and supplies)




Alan J. Rassi
    Vice President and General Manager,
    Caterpillar, Inc.
    (construction equipment manufacturer)


Larry A. Schuster
    Chairman, Westside Mechanical, Inc.
    (mechanical contractor), Central Medical
    Services, Inc. (hospital supply company), and Cullen Medical Equipment, Inc.
    (DME company)


William B. Skoglund
    Vice President and Assistant Secretary,
    Old Second Bancorp, Inc., and President and
    Chief Executive Officer, The Old Second
    National Bank of Aurora


George Starmann III
    Vice President, Old Second Bancorp, Inc. and
    Executive Vice President and Senior Trust
    Officer, The Old Second National Bank
    of Aurora


SENIOR DIRECTORS

M. J. O'Brien
    Retired Vice President and Secretary,
    Old Second Bancorp, Inc., and
    Retired Senior Vice President and Cashier,
    The Old Second National Bank of Aurora


Townsend L. Way, Jr.
    Retired President,
    Richards-Wilcox Mfg. Co.


Richard Westphal
    Farmer

DIRECTORS EMERITI

John C. Dunham
    Retired Chairman of the Board,
    Aurora Equipment Co.


Vernon H. Haase
    Retired Chairman,
    Henry Pratt Co.


Urban Hipp
    Retired, Barber-Greene Company


Dorothy F. McEnroe
    Realtor, ReMax of Aurora



Daniel J. Ruddy
    President,
    Construction Advisory Services, Inc.


Ralph N. Schleifer
    President
    Fox Valley Dry Wall, Inc.


Edward Schmitt
    President, Schmitt McDonalds


M. H. Snyder
    Retired, Allsteel, Inc.


Page 26                              Page 50

Photographs of Board of Directors
OLD SECOND BANCORP, INC.


    Walter          James E.        Ronald J.       Joanne
    Alexander       Benson          Carlson         Hansen


Kenneth       Jesse           Gary         D. Chet        William J.
Lindgren      Maberry         McCarter     McKee          Meyer


     Alan J.        Larry A.        William B.       George
     Rassi          Schuster        Skoglund         Starmann III

          M.J. O'Brien     Townsend L. Way, Jr.   Richard Westphal
         Senior Director     Senior Director       Senior Director

Names Only

                          DIRECTORS EMERITI

                           John C. Dunham
                           Vernon H. Haase
                           Urban Hipp
                           Dorothy F. McEnroe
                           Daniel J. Ruddy
                           Ralph N. Schleifer
                           Edward Schmitt
                           M.H. Snyder


Page 27                        Page 51



CONSOLIDATING AND CONSOLIDATED BALANCE SHEET
(in thousands)

OLD SECOND BANCORP, INC. AND SUBSIDIARIES


                               THE OLD
                     THE OLD   SECOND     THE OLD                         KANE                                     OLD
                     SECOND    COMMUNITY  SECOND                          COUNTY
                     NATIONAL  BANK OF    COMMUNITY  YORKVILLE            BANK
                     BANK OF   NORTH      BANK OF    NATIONAL  BURLINGTON AND
                     AURORA    AURORA     AURORA     BANK      BANK       TRUST
                     ------    ------     ------     --------  ---------- --------
ASSETS
Cash and Due From
  Banks            $ 25,425  $ 2,144    $ 4,161     $ 4,099   $ 1,712    $ 2,861
Interest Bearing
  Deposits with
  Banks                 400
Federal Funds
  Sold               24,750    3,850        900       3,400     1,400      3,375
                     -------   ------     ------      ------    ------     ------
Total Cash and Cash
  Equivalents        50,575    5,994      5,061       7,499     3,112    6,236

Investment
  Securities        134,829   23,158     18,906      31,181    11,109   18,872
Loans               237,679   16,902     17,224      59,750    16,537   31,600
Less: Allowance
      for Possible
      Loan Loss       2,977      303        246         758       365      657
      Unearned
       Income           450                   2           3                 47
                    -------   ------     ------      ------    ------   ------
Loans, Net          234,252   16,599     16,976      58,989    16,172   30,896
Bank Premises and
  Equipment, Net      8,554    1,521        533         825       481    1,247
Other Assets          4,002      669        417       1,424       487    1,029
Investment in
  Subsidiaries
                    -------   ------     ------      ------    ------    ------
TOTAL ASSETS       $432,212  $47,941    $41,893     $99,918   $31,361   $58,280
                    =======   ======     ======      ======    ======    ======

LIABILITIES
Deposits
 Demand            $ 65,918  $ 5,620    $ 6,813     $ 9,168   $ 2,596    $ 7,512
 Savings            139,956   20,606     15,967      39,266    12,146     28,249
 Time               176,993   16,978     14,730      41,308    13,077     16,000
                    -------   ------     ------      ------    ------     ------
Total Deposits      382,867   43,204     37,510      89,742    27,819     51,761

Securities Sold
  Under Agreements
  to Repurchase       5,000    1,019                    535
Other Short-Term
 Borrowings           2,151                 102          55                  277
Notes Payable
Other Liabilit        3,817      297        214         727       331        489
                    -------   ------     ------      ------    ------     ------
TOTAL LIABILITIES   393,835   44,520     37,826      91,059    28,150     52,527

STOCKHOLDERS'EQUITY
Common Stock          2,160      250        480         525       250      1,000
Additional Capita     3,000    1,598      1,420         525     1,250      2,500
Retained Earnings    32,386    1,495      2,009       7,689     1,647      2,094
Net Unrealized Gain
   on Investments       831       78        158         120        64        159
                    -------   ------     ------      ------    ------     ------
TOTAL STOCKHOLDERS'
  EQUITY             38,377    3,421      4,067       8,859     3,211      5,753
                    -------   ------     ------      ------    ------     ------
TOTAL LIABILITIES
  AND STOCKHOLDERS'
  EQUITY           $432,212  $47,941    $41,893     $99,918   $31,361    $58,280
                    =======   ======     ======      ======    ======     ======

Page 28                            Page 52


CONSOLIDATING AND CONSOLIDATED BALANCE SHEET (continued)
(in thousands)


                                 OLD                    OLD
                        BANK OF  SECOND                 SECOND
                        SUGAR    BANCORP  CONSOLIDATING BANCORP
                        GROVE    INC.     ADJUSTMENTS   INC.
                                                        CONSOLIDATED
ASSETS
Cash and Due from
  Banks                $  2,008  $  1,596   $ (1,959)   $ 42,047
Interest Bearing
  Deposits with
  Banks                                                      400
Federal Funds
  Sold                    5,125                           42,800
                         -------    ------     ------    -------
Total Cash and Cash
  Equivalents             7,133     1,596     (1,959)     85,247

Investment Securities    14,024     1,820                253,899
Loans                    19,813                          399,505
Less:  Allowance for
       Possible Loan
       Loss                 370                            5,676
       Unearned Income                                       502
                        -------    ------     -------    -------
Loans, Net               19,443                          393,327
Bank Premises and
  Equipment, Net          1,208                   233     14,602
Other Assets                990        93       4,544     13,655
Investment in
  Subsidiaries                     73,015     (73,015)
                        -------    ------     -------     -------
TOTAL ASSETS           $ 42,798   $76,524    $(70,197)   $760,730
                        =======    ======     =======     =======
LIABILITIES
Deposits
 Demand                $  4,501              $ (1,959)   $100,169
 Savings                 15,579                           271,769
 Time                    18,267                           297,353
                       --------    -------    -------     -------
Total Deposits           38,347                (1,959)    669,291

Securities Sold Under
  Agreements to
  Repurchase                                             $  6,554
Other Short-Term
  Borrowings                 36                   (36)      2,585
Notes Payable                40                                40
Other Liabilities           456     1,106        (595)      6,842
                        -------    ------     -------     -------
TOTAL LIABILITIES        38,879     1,106      (2,590)    685,312
STOCKHOLDERS' EQUITY
Common Stock                260    15,377      (4,925)     15,377
Additional Capital        2,300               (12,593)
Retained Earnings         1,259    58,533     (48,579)     58,533
Net Unrealized Gain
  on Investments            100     1,508      (1,510)      1,508
                       --------    ------     -------     -------
TOTAL STOCKHOLDERS'
  EQUITY                  3,919    75,418      (67,607)    75,418
                       --------    ------     --------    -------
TOTAL LIABILITIES
  AND STOCKHOLDERS'
  EQUITY                $42,798   $76,524    $ (70,197)   $760,730
                         ======    ======      =======     =======

Page 29                                Page 53

SERVICES


PERSONAL BANKING
A large variety of competitive checking, savings, and certificate of deposit accounts are available. Services include:
Direct Deposit
Safe Deposit Boxes
BANKCARD ATM/Debit Card
Infoline (Around the clock account information
 from any touch-tone phone)
Senior Prime Time Club
Home Equity Loans and Lines of Credit
Vehicle Loans
Personal Installment Loans
Overdraft Protection Programs
MasterCard-R/VISA-RCredit Cards

REAL ESTATE LOAN SERVICES
Conventional Mortgages
Adjustable Rate Mortgages
Construction Loans and Permanent Financing
Community Home Buyers (Low Down
 Payment) Program
Commercial and Investment Real Estate
 Financing
Mortgage Pre-approvals

COMMERCIAL BANKING &
CASH MANAGEMENT
Checking, Savings and Money Market Accounts
PC-Cash Manager (On-line balance and
 transaction account information)
Direct Access-ACH (On-line electronic
 payments and collections)
Lock Box Service
Funds Wire Transfer
Short and Medium-Term Loans
Interim Construction Financing
Lines of Credit
Small Business Administration Loans
Collections and Remittances
Short-Term Investments
MasterCard-R/VISA-RSystems
Letters of Credit
Payroll Service (Including Direct Deposit)


TRUST SERVICES
Retirement & Estate Planning
Personal Trust Management
Investment Advisory Service
Estate Administration
Keogh Retirement Accounts
Rollover IRAs
Charitable Trust Management
Guardianships
Land Trusts
Life Insurance Trusts
Like Exchange Real Estate Trusts

Corporate Services
Administration & Investment for:
  Defined Benefit Pension Plans
  Profit Sharing Plans
  Money Purchase Pension Plans
  401(k) Deferred Compensation Plans
  Corporate Sponsored IRA Plans
Pre-qualified Master Money Purchase and
 Profit Sharing Plans
Multiple Investment Option Programs
Corporate Cash Management

INVESTMENT CENTER
Personal Financial Planning
Non-FDIC insured investments provided by Elan
 Investment Services, Inc. a registered broker/ dealer and member NASD, SIPC include:
  Mutual Funds
  Stocks
  Bonds
  Securities
  Annuities


All Photography by Ron Stewart Portraiture.

Page 30                            Page 54