Form 10-K, Exhibit 13
period 1996-12-31
OLD SECOND BANCORP INC
filed 1997-03-31
CIK 357173

OLD SECOND BANCORP, INC.
1996 Annual Report

INDEX

      Financial Highlights                            1

      Letter to Stockholders                          2,3

      Management's Discussion                         4-6

      Selected Consolidated Financial Data            7

      Consolidated Balance Sheets                     8

      Consolidated Statements of Income               9

      Consolidated Statements of Cash Flows           10

      Consolidated Statements of Changes in
      Stockholders' Equity                            11

      Notes to Consolidated Financial Statements      12-23

      Report of Independent Accountants               24

      Corporate Information                           25

      Board of Directors                              26,27

      Consolidating and Consolidated
      Balance Sheet                                   28,29

FINANCIAL HIGHLIGHTS
In thousands, except per share data for the years ended December 31,

                                                 1996        1995
Total Interest Income                       $  54,574   $  52,566
Net Interest Income After Provision for
     Possible Loan Losses                      29,206      28,194
Net Income                                      9,632       8,823
Per Share:
     Net Income                                  3.28        3.00
     Cash Dividends Declared                      .86         .73

At December 31
Assets                                        827,801     760,730
Loans, Net                                    439,589     393,327
Deposits                                      732,652     669,291
Stockholders' Equity Before Net Unrealized
     Gain on Investments                       81,005      73,910
          Per Share                             27.58       25.16
Total Stockholders' Equity                     81,359      75,418
          Per Share                             27.70       25.67

Note: Per share numbers and amounts give retroactive effect to a five-for-four stock split in 1996.

Page 27                            Page 1

LETTER TO STOCKHOLDERS
To our Stockholders:

     As you review our Annual Report, we are pleased to report that Old Second Bancorp, Inc. was able to once again meet or exceed our financial objectives during 1996. Some of our achievements include:

We were able to report record earnings of $9,632,000, an increase of 9.2% over the previous record high of 1995.

Total assets were $827,801,000 at year-end, an increase of 8.8%.

Stockholders'equity grew to $81,359,000, a 7.9% increase over the past year. Our capital ratios, a measure of safety and soundness, are well above regulatory guidelines.

Cash dividends declared increased to $.86 per share, an increase of 17.8% from 1995. The per share dividends give retroactive effect to the five-for-four stock dividend payable June 17, 1996 and represents the 30th consecutive year of a cash dividend increase.

Return on average assets was 1.27% and return on equity was 12.43%.

Assets under management by our three Trust offices continued to grow in 1996 which resulted in over $3,700,000 in fee income.

As we reported last year, Old Second Bancorp Stock bid and ask prices have continued to narrow. The last sale of the year, December 31, 1996, as reported in the NASDAQ section of The Wall Street Journal, was $40.75, with a bid and ask price of $40.75 and $41.25, respectively.

Our long range plans provide for the continued expansion of our banking network in areas we think will have substantial growth in the near and long term. The year of 1996 was no exception to this plan as evidenced by the following:

Through our Yorkville National Bank in Yorkville, Il., we opened a branch in July of 1996 in the new Super Wal-Mart in Plano, Il.

On December 27, 1996, also through the Yorkville National Bank, we acquired a banking facility in Ottawa, Il. with $29,000,000 in deposits which will expand our banking geographically to the southwest.

We have long felt we needed a banking facility in the fast growing Oswego area and in the third quarter of 1996 broke ground for a new full-service branch of The Old Second National Bank to be opened late in the first quarter of 1997. This new branch will be located near the intersection of Douglas Road and Route #34.

A Letter of Intent has been signed between Old Second Bancorp and Maple Park Bancshares, Inc. to purchase Maple Park Bancshares which includes the First State Bank of Maple Park with banking offices in Maple Park, Il. and in Kaneville, Il. It also includes a new 5,000 square foot banking facility in Elburn, Il. It is planned that Kane County Bank and Trust Company will occupy the new building being purchased in Elburn, Il. which will greatly improve their banking facilities. The Maple Park Bancshares acquisition also includes a mortgage loan company with offices in St. Charles, Oswego and Sycamore, Il. We hope to complete this purchase within the next several months. This will expand our banking capabilities further to the west as well as establish us in the secondary mortgage business which should generate increased fee income.

When all of this expansion takes place, our "Valley-Wide" banking service will include 18 banking facilities, 3 trust offices and 3 mortgage loan offices. These strategically located offices will make it easy for our customers to bank at "Old Second Bancorp, Inc." A customer of any of our banks can transact most of their banking at any of the banking locations throughout Kane, Kendall, LaSalle and DuPage counties.

This past year also included major expansion of our electronic banking capabilities. In early 1996, we issued our Debit Cards which makes it possible for customers to make purchases or access an ATM at any location where Mastercard R is accepted. The BANKCARD directly accesses your checking account and is more convenient than writing a check. The very successful Cash Management service, where corporate accounts can transact business from their offices, was expanded and it is anticipated that Home Banking will be introduced to our customers by late 1997.

In 1997, as in prior years, substantial resources will be allocated to upgrade our electronic banking capabilities so that we can continue to provide technology driven services and stay competitive with any of the money center banks' electronic programs.

Officially in November of 1996, the lead bank, Old Second
National Bank of Aurora, celebrated its 125th Anniversary. This celebration continues through 1997. It seems quite appropriate that as a community bank for over 125 years, Old Second National Bank was recognized by regulators with the highest possible rating, "Outstanding", under the Community Reinvestment Act. Our philosophy has always been to serve the entire community
(both personal and corporate) in which we are located, emphasize the highest level of client service and provide delivery of such service to our market area meeting our customers' needs as competitively as possible. As we move closer to the Millennium, one of our top priorities is to continue to improve the visibility of our community reinvestment activities.

The success of our banks is the result of sound management of assets and liabilities, development of additional fee income,

Page 28                      Page 2
enhancement of products and services available for existing customers and the development of new business. Lending and deposit rates are managed carefully to provide competitive rates for our customers. This, along with the growth of additional fee income and the control of overhead costs, will provide a correspondingly appropriate return to you, our stockholders.

As I have said in the past, Senior Management realizes that a financial institution's performance is only as good as the people who work for it. We are proud of the high quality of our officers and staff and encourage continuous training as well as further education. Our tuition reimbursement program continues to assist our employees' educational objectives.

Our record for 1996 has been our best ever. With the expansion as outlined above, the new electronic products currently offered and to be offered shortly and the quality of our staff, we think the groundwork has been laid for profitable growth for the balance of this decade and beyond.

We wish to express our sincere thanks to our customers, our staff, and to you, our stockholders, for your continued confidence as expressed by your investment in Old Second Bancorp, Inc.


               Sincerely,


               /s/ James Benson

               James Benson
               Chairman

Page 29                           Page 3

MANAGEMENT'S DISCUSSION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Financial Condition and Results of Operations

The consolidated financial statements include the accounts of Old
Second Bancorp, Inc. (the Corporation) and its subsidiary banks, all of which are wholly owned.

During 1996, the Corporation continued to expand its markets by adding new locations. In July, we opened a branch in the new Super Wal-Mart in Plano. On December 27, the Corporation finalized the acquisition of the First of America-Ottawa branch (Ottawa) which included the purchase of loans and assumption of deposit liabilities. Both facilities are operating as branches of Yorkville National Bank. A new branch of Old Second National Bank located in Oswego is in the final stage of construction and is expected to open in early 1997. With these additions, the Corporation has increased the total number of locations to fifteen full-service and three trust offices.

The Corporation continues to improve and develop new products designed to bring state-of-the-art banking services to customers. We are working on many new products including a system which will enable our business customers to make their tax payments electronically. We also plan on introducing "O2 PC Bank" which will allow customers to access their banking through a personal computer from their home or office. Our efforts to meet the needs of our growing markets through new locations, products and services helped us reach many financial goals during 1996.

At December 31, 1996, total assets of $827,801,000 were $67,071,000
(8.8%) higher than year-end 1995. Gross loans of $446,382,000 were up $46,877,000 (11.7%) and deposits of $732,652,000 increased by
$63,361,000 (9.5%). The purchase of the Ottawa facility included loans of $11,000,000 and deposits of $29,000,000.

Throughout 1996, the Fox Valley area continued to grow due to strong housing and business development resulting in increased demand for real estate loan products, both commercial and residential. Construction and real estate mortgage loans represented $269,585,000 of gross loans at year-end 1996, an increase of $38,023,000 (16.4%) from 1995. Strong growth was experienced in other loan categories as evidenced by the increase in commercial, financial and agricultural loans of $5,071,000 (4.1%) and installment loans of $3,783,000 (8.7%) from year-end 1995.
All deposit categories reflect steady and continuous growth. Demand and savings deposits were up $11,343,000 (11.3%) and $22,736,000 (8.4%), respectively, from year-end 1995. Time deposits have grown $29,282,000 (9.8%) since December 31, 1995. Funds available from the growth in deposits were used to meet loan demand; investment securities were purchased with excess available funds.

Net income for 1996 of $9,632,000 was up $809,000 (9.2%) from
1995, following an increase of $1,525,000 (20.9%) in 1995 over 1994. Net interest income for 1996 of $29,919,000 was up $1,422,000 from 1995 following an increase of $1,466,000 in 1995 over 1994. Increases in both years were primarily due to volume.

Management's quarterly review of the adequacy of the allowance for possible loan losses and the amount of the provision for possible loan losses is based on various factors, such as the nature and volume of the loan portfolio, historical loss experience and changes in economic conditions. The provision for possible loan losses for 1996 totaled $713,000 compared to $303,000 in 1995 and $555,000 in 1994. The subsidiaries realized net loan recoveries of $14,000 in 1996 compared to net charge-offs of $380,000 in 1995 and net recoveries of $727,000 in 1994.

Total other income for 1996 of $7,877,000 increased $1,091,000 over 1995 following an increase of $212,000 in 1995 over 1994. Ninety percent of the increase in other income resulted from higher trust fees and service charges on deposit accounts.
Trust fees of $3,710,000 in 1996 were at record high levels, an increase of $660,000 (21.6%) from $3,050,000 in 1995; the fees in 1995 were $319,000 (11.7%) higher than 1994. Service charges on deposit accounts of $2,814,000 were up from $2,498,000 in 1995; 1995 levels remained substantially unchanged from 1994.
The increase in 1996 service charges on deposit accounts resulted from higher average volume of demand and savings deposits. The fluctuations in secondary mortgage fees which declined in 1995 from 1994 and increased in 1996 correspond to the changing demand of customers as they took advantage of refinancing during periods of declining interest rates.

Total other expenses for 1996 of $23,389,000 were up $555,000 from 1995 following a decrease of $338,000 in 1995 over 1994. The productivity ratio, defined as net interest income plus non-interest income divided by non-interest expenses, measures the effectiveness of the Corporation to generate interest and non-interest income while controlling costs necessary to deliver quality products and services to customers. The Corporation's success in its efforts to improve effectiveness since 1994 is evidenced by an increasing productivity ratio which was 145% in 1994, 155% in 1995 and 162% in 1996.

Salaries and employee benefits of $12,378,000 in 1996 were up slightly (1.0%) from 1995. The rate of increase in 1996 was slowed due partially to the implementation of the new cost-effective health care program which resulted in increased employee usage of health maintenance organizations. The 1995 total of $12,255,000 was up $496,000 (4.2%) from 1994 due to inflation and increases in personnel.

Net occupancy for 1996 was $1,775,000, up $173,000 from the 1995 total which was $49,000 higher than 1994. The increase in 1996 included costs associated with the Wal-Mart branch as well as higher maintenance and utility costs for our expanded network of offices.
Furniture and equipment costs were $2,727,000 for 1996 compared to $1,967,000 in 1995 and $2,129,000 in 1994. The higher 1996 expenses reflect the technology-related decisions of Management including costs to expand our electronic banking capabilities with home banking and the tax payment system. In addition to costs necessary to expand our electronic banking services, the increases in 1996 included costs related to establishing new locations, upgrading the mainframe computer system and purchasing software for the personal computer network.

Page 30                           Page 4

The premium for FDIC insurance is established by the federal regulatory agency and was substantially reduced in 1995. The current premium structure allows for varying rates based upon capitalization levels and soundness criteria. The strength of the subsidiaries' financial condition has resulted in premium rates assessed at the lowest possible level; consequently, the expense for FDIC insurance declined from $1,317,000 in 1994 to $726,000 in 1995 and $23,000 in 1996.

Marketing costs for 1996 were $956,000 compared to $823,000 in 1995 and $940,000 in 1994. Marketing expenses for 1996 were higher than 1995 because of higher discretionary marketing expenses.

Stationery and supplies costs of $794,000 in 1996 were  $56,000
(7.6%) higher than 1995 due primarily to increases in volume for new locations. The 1995 expense of $738,000 was $94,000 higher than 1994 due to both price and volume increases.

The Corporation has successfully controlled costs in other expenses - other. These expenses were $4,103,000 in 1996, down
$104,000 from 1995 which was $107,000 lower than the 1994 total.

Income tax expense resulted in effective tax rates for 1996, 1995 and 1994 of 29.7%, 27.4% and 26.1%, respectively. The increase in the effective tax rate was mainly attributable to a decrease in interest exempt from federal income taxes. Generally, tax-exempt securities yield lower rates due to the tax benefit factor. In making investment decisions, Management analyzes the tax-exempt yield adjusted for the tax benefit on tax-exempt securities in comparison to the yield available on taxable investments. Selection of specific investments is intended to maximize net income after taxes while considering the level of risk.

On January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", which prescribes the accounting for the impairment of long-lived assets, such as property, plant, and equipment; identifiable intangibles; and goodwill related to those assets. Adoption did not have a material effect on the Corporation's financial position or results of operations.

In June 1996, the Financial Accounting Standards Board issued
SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which addresses the accounting for transfers and servicing of financial assets and extinguishments of liabilities. The Corporation will apply SFAS No. 125 to transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and, based on current circumstances, believes the effect of adoption will not be material.

Liquidity

Liquidity is generally defined as the ability to meet cash flow requirements. For a bank, meeting cash flow requirements means having funds available to satisfy customer needs as well as having funds available to meet depositor withdrawal requests.
For the parent company, liquidity means having funds available to pay cash dividends and operating expenses. Liquid assets consist primarily of non-interest bearing and interest bearing deposits, overnight federal funds sold and unpledged investment securities. The Consolidated Statement of Cash Flows included with the financial statements herein sets forth the cash flows from operating, investing and financing activities for the various time periods.

For the years ended December 31, 1996, 1995 and 1994, cash provided by operating activities resulted in cash inflows of $12,877,000, $11,867,000, and $9,748,000, respectively.
Generally, cash inflows result primarily from interest received in excess of the sum of interest paid and amounts paid to suppliers and employees.

The primary components of cash flows used in investing activities are funding and repayment of customer loans and purchases, sales and maturities of investment securities. During 1996, the excess cash inflows from financing activities (discussed in the following paragraph) have been used to meet increased loan demand and purchase additional investment securities. The net cash outflows from investing activities were $77,323,000, $40,421,000 and $39,968,000, for 1996, 1995, and 1994, respectively.

Cash flows provided by financing activities are primarily attributable to fluctuations in deposit levels, and to a lesser degree fluctuations in other short-term borrowings and the payment of dividends to stockholders. Cash inflows from financing activities, primarily the result of increases in deposits, were $57,872,000, $35,050,000 and $40,452,000 in 1996, 1995 and 1994,
respectively.

As Management attempts to efficiently use funds available for investing activities while maintaining adequate liquidity, increases in loan funding and purchases of investment activity resulted in a slight decline in cash and cash equivalents from $85,247,000 at year-end 1995 to $78,673,000 at year-end 1996. The net cash flows in 1995 resulted in an increase of $6,496,000 in cash and cash equivalents from year-end 1994.

The Corporation has several additional sources of liquidity including the unpledged portion of available-for-sale investment securities which at 27.8% of total assets represents a significant source of liquidity. Other sources include maturing loans and, to a lesser degree, the ability to borrow funds from correspondent banks and obtain funds in the federal funds and repurchase agreement markets.

The cash requirements of the parent company have been met by dividends from its subsidiaries, which are the primary source of funds for dividends paid by the Corporation to stockholders. Dividend payments from the subsidiaries to the parent company are subject to limitations under certain banking regulations. However, certain amounts of retained earnings of the subsidiaries are free of such limitations. Management believes that the cash needs of the parent company can be met by dividend payments from the subsidiaries since a sufficient amount of subsidiaries' retained earnings are free of regulatory restrictions
(see Note

Page 31                         Page 5

M - Dividend Limitations).

Management feels that adequate liquidity has been maintained to meet cash flow requirements and is not aware of any known trends, events or uncertainties that will have, or that are reasonably likely to have, a material effect on the Corporation's or any subsidiaries' liquidity, capital resources or operations.

Interest Rate Risk

The management of interest rate sensitivity is accomplished by monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. Amounts are positioned into rate maturity periods based upon contractual or historical experience or frequency of repricing the respective assets and liabilities. Theoretically, in a period of rising interest rates it is preferable to have what is commonly known as a positive gap (interest-earning assets in excess of interest-bearing liabilities) because more interest-earning assets should mature or reprice within a given time period than interest-bearing liabilities to increase interest income in excess of the increase in interest expense.

Conversely, in a period of declining interest rates it is preferable to be in a negative gap position (interest-bearing liabilities in excess of interest-earning assets) because more interest-bearing liabilities should mature or reprice resulting in lower interest expense in excess of the decline in interest income. Because assets and liabilities do not reprice in exactly the same manner as interest levels change, the theory noted herein should not be used as the sole indicator of how the Corporation would be affected by changes in interest rates.

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

At December 31, 1996, interest-bearing liabilities maturing or repricing within one year exceed interest-earning assets maturing or repricing by about $38,180,000. The capital position of the Corporation is adequate to provide sufficient equity for any unexpected adverse effect of changing interest rates.

Many organizations use financial derivative products to provide greater flexibility in managing interest rate risk. Derivative financial instruments derive their value from the performance of assets, interest or currency exchange rates, or indexes. Derivative products include a wide assortment of financial contracts including structured notes, swaps, futures, options, forwards and various combinations thereof. These products vary greatly with respect to complexity and risk. The Corporation has invested in several types of structured notes that are classified as derivatives. All structured notes held by the Corporation are debt securities issued by U.S. government agencies. Although classified as available-for-sale, the Corporation has the ability to hold these investment securities to maturity and intends to do so; therefore, any unrealized gains or losses resulting from price fluctuations are considered temporary and are not expected to be realized by the Corporation. At December 31, 1996, the
Corporation held structured notes of approximately $22,485,000 at amortized cost of which $21,743,000 mature in one to five years and $742,000 mature in five to seven years.

Capital and Dividends

Total Stockholders' Equity of $81,359,000 at year-end 1996 increased $5,941,000 from 1995 due to higher retained earnings offset by dividends declared to stockholders and a decline in the net unrealized gain on investments. Available-for-sale investment securities are reported at market value on the Balance Sheet with the net unrealized gain (loss) on investments reported as a separate component of stockholders' equity. Since the Corporation generally holds investment securities until maturity, the net unrealized gain/loss resulting from market fluctuations is considered temporary and is not expected to be realized.

Stockholders' Equity before net unrealized gain on investments at December 31, 1996 is 9.8% of total assets, up from 9.7% in 1995. The equity to asset ratio including the effect of net unrealized gain on investments is 9.8% at December 31, 1996 compared to 9.9% at year-end 1995. The equity to asset ratios (leverage ratios) continue to be maintained at adequate levels.

The Federal Reserve Board has established risk-based capital guidelines which include minimum capital requirements
(see Note N-Regulatory Matters). At December 31, 1996, the minimum total and Tier 1 risk-based capital ratios were 8.00% and 4.00%. As of December 31, 1996, the Corporation's total and Tier 1 risk-based capital ratios were 15.6% and 14.3%, respectively. Total and Tier 1 risk-based capital ratios were 16.0% and 14.8%, respectively, at December 31, 1995.

The Corporation declared a five-for-four stock split in June 1996; per share amounts for all prior periods have been restated to give retroactive effect of the stock split. During 1996, dividends declared were $.16 per share during the first quarter, $.20 per share during the second, third and fourth quarters and a year-end extra dividend of $.10 for a total of $.86. During 1995, the Corporation declared total dividends of $.73 per share.

Effects of Inflation

The financial statements presented herein are prepared using historical dollars except for investment securities which are presented at market value. Inflation affects the operating results in the cost of operating expenses and the pricing of services. Management closely monitors expenses and the pricing of services so as to control expenses and adjust service fees in view of inflationary increases. Changes in inflation rates also affect the rates earned on assets and the rates paid on liabilities. The asset/liability management program will generally compensate for these effects over a given time period.

Page 32                           Page 6


SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except share and per share data)
Old Second Bancorp, Inc. and Subsidiaries

                       1996      1995      1994      1993      1992
BALANCE SHEET ITEMS
AT YEAR-END
Total Assets         $827,801  $760,730  $708,196  $665,925  $624,383
Net Loans             439,589   393,327   350,661   331,987   311,875
Total Deposits        732,652   669,291   631,886   587,993   548,026
Notes Payable              20        40        80     3,208     4,118
Stockholders' Equity
Before Net Unrealized
Gain (Loss) on
Investments            81,005    73,910    67,236
Total Stockholders'
Equity                 81,359    75,418    61,601    61,866   56,730

RESULTS OF OPERATIONS
Net Interest Income  $ 29,919  $ 28,497  $ 27,031  $ 25,265 $ 22,866
Provision for Possible
Loan Losses               713       303       555     1,492      720
Net Income              9,632     8,823     7,298     7,007    6,341

PER SHARE DATA
Net Income           $   3.28  $   3.00  $   2.48  $   2.39 $   2.17
Dividends Declared        .86       .73       .66       .58      .55
Stockholders' Equity
Before Net Unrealized
Gain (Loss) on
Investments             27.58     25.16     22.89
Total Stockholders'
Equity                  27.70     25.67     20.97     21.06    19.31

WEIGHTED AVERAGE SHARES
OUTSTANDING         2,937,586 2,937,706 2,937,706 2,937,706 2,921,000
SHARES OUTSTANDING
AT YEAR-END         2,937,484 2,937,706 2,937,706 2,937,706 2,937,706

Note: Per share numbers and amounts give retroactive effect to a five-for-four stock split in 1996.

Page 33                           Page 7

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)
Old Second Bancorp, Inc. and Subsidiaries

December 31,
                                               1996        1995
ASSETS
Cash and Due From Banks                     $ 38,298    $ 42,047
Interest Bearing Deposits with Banks             200         400
Federal Funds Sold                            40,175      42,800
                                             -------     -------
Total Cash and Cash Equivalents               78,673      85,247

Available-for-Sale Investment Securities     276,607     253,899

Loans                                        446,382     399,505
Less:  Allowance for Possible Loan Losses      6,403       5,676
       Unearned Income                           390         502
                                             -------     -------
Loans, Net                                   439,589     393,327

Bank Premises and Equipment, Net              15,477      14,602
Other Assets                                  17,455      13,655
                                             -------     -------
TOTAL ASSETS                                $827,801    $760,730
                                             =======     =======
LIABILITIES
Deposits
Demand                                      $111,512    $100,169
Savings                                      294,505     271,769
Time                                         326,635     297,353
                                             -------     -------
Total Deposits                               732,652     669,291

Securities Sold Under Agreements
to Repurchase                                  1,838       6,554
Other Short-term Borrowings                    4,401       2,585
Note Payable                                      20          40
Other Liabilities                              7,531       6,842
                                             -------    --------
TOTAL LIABILITIES                            746,442     685,312

STOCKHOLDERS' EQUITY
Preferred Stock, no par value:
300,000 shares authorized, none issued
Common Stock, no par value:
shares authorized: 1996 - 6,000,000;
1995 - 3,500,000;
issued and outstanding: 1996 - 2,937,484;
1995 - 2,937,706                               15,377     15,377
Retained Earnings                              65,628     58,533
                                               ------     ------
Stockholders' Equity Before
Net Unrealized Gain on Investments             81,005     73,910

Net Unrealized Gain on Investments                354      1,508
                                              -------    -------
TOTAL STOCKHOLDERS' EQUITY                     81,359     75,418
                                              -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $827,801   $760,730
                                              =======    =======

See accompanying notes.

Page 34                           Page 8

CONSOLIDATED STATEMENTS OF INCOME
(in thousands except share and per share data)
Old Second Bancorp, Inc. and Subsidiaries

                                      for the years ended December 31,
                                       1996         1995          1994
INTEREST INCOME
Loans                                $36,631      $34,239       $28,740
Investment Securities:
Taxable                               12,083       12,161        11,611
Exempt from Federal Income Taxes       3,745        4,013         3,788
Federal Funds Sold                     2,093        2,131         1,234
Interest Bearing Deposits with Banks      22           22            37
                                      ------       ------        ------
Total Interest Income                 54,574       52,566        45,410

INTEREST EXPENSE
Savings Deposits                       7,405        7,753         7,061
Time Deposits                         16,960       15,980        11,097
Other Borrowings                         290          336           221
                                      ------       ------        ------
Total Interest Expense                24,655       24,069        18,379

Net Interest Income                   29,919       28,497        27,031

PROVISION FOR POSSIBLE LOAN LOSSES       713          303           555

Net Interest Income After Provision
for Possible Loan Losses              29,206       28,194        26,476

OTHER INCOME
Trust Fees                             3,710        3,050         2,731
Service Charges on Deposit Accounts    2,814        2,498         2,492
Secondary Mortgage Fees                  410          352           550
Other                                    943          886           796
Securities Gains                                                      5
                                       -----        -----         -----
Total Other Income                     7,877        6,786         6,574

OTHER EXPENSES
Salaries and Employee Benefits        12,378       12,255        11,759
Net Occupancy of Bank Premises         1,775        1,602         1,553
Furniture and Equipment                2,727        1,967         2,129
FDIC Insurance                            23          726         1,317
Marketing                                956          823           940
Stationery and Supplies                  794          738           644
Goodwill Amortization                    633          516           516
Other                                  4,103        4,207         4,314
                                      ------       ------        ------
Total Other Expenses                  23,389       22,834        23,172

INCOME BEFORE INCOME TAXES            13,694       12,146         9,878
INCOME TAX EXPENSE                     4,062        3,323         2,580
                                       -----        -----         -----
NET INCOME                           $ 9,632      $ 8,823       $ 7,298
                                       =====        =====         =====
NET INCOME PER SHARE                 $  3.28      $  3.00       $  2.48
WEIGHTED AVERAGE SHARES
OUTSTANDING                        2,937,586    2,937,706     2,937,706

See accompanying notes.

Page 35                              Page 9

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries
                                      for the years ended December 31,
                                      1996        1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest Received                  $ 54,718    $ 52,708    $ 45,740
Interest Paid                       (24,387)    (23,322)    (18,310)
Paid to Suppliers and Employees     (20,899)    (20,934)    (20,974)
Trust Fees Received                   3,710       3,050       2,731
Income Taxes Paid                    (4,432)     (3,371)     (3,277)
Service Charges Received on
Deposit Accounts                      2,814       2,498       2,492
Other Income Received                 1,353       1,238       1,346
                                     ------      ------      ------
Net Cash Provided By
Operating Activities                 12,877      11,867       9,748

CASH FLOWS FROM INVESTING ACTIVITIES:
Net Increase in Loans               (46,975)    (42,969)    (19,232)
Purchases of
Available-for-Sale Securities       (88,165)    (47,677)    (56,928)
Proceeds from Sales and
Maturities of Available-for-Sale
Securities                           63,380      51,075      37,912
Net Cash and Cash Equivalents
Disbursed for Acquisitions           (3,505)
Securities Gains                                                  5
Capital Expenditures                 (2,226)     (1,501)     (1,269)
Other                                   168         651        (456)
                                     ------      ------      ------
Net Cash Used In Investing
Activities                          (77,323)    (40,421)    (39,968)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Increase in Deposits             63,361      37,405      43,893
Net Increase (Decrease) in
Other Borrowings                     (2,900)       (438)      1,826
Payment of Notes Payable                (20)        (40)     (3,128)
Dividends Paid                       (2,478)     (1,970)     (1,714)
Other                                   (91)         93        (425)
                                     ------      ------      ------
Net Cash Provided By
Financing Activities                 57,872      35,050      40,452

Net Increase (Decrease) in Cash
and Cash Equivalents                 (6,574)      6,496      10,232
Cash and Cash Equivalents
at Beginning of Year                 85,247      78,751      68,519
                                     ------      ------      ------
Cash and Cash Equivalents
at End of Year                     $ 78,673    $ 85,247    $ 78,751
                                     ======      ======      ======

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income                          $  9,632    $  8,823    $  7,298
Adjustments to Reconcile Net Income to
Net Cash Provided By Operating Activities:
Depreciation                           1,351       1,202       1,259
Provision for Possible Loan Losses       713         303         555
Increase (Decrease) in Current
Taxes Payable                            (99)        202        (102)
Deferred Taxes                          (271)       (250)       (596)
Increase in Interest Receivable          (45)       (384)       (616)
Increase in Interest Payable             266         747          70
Premium Amortization and Discount
Accretion on Investments, Net            190         526         946
Goodwill Amortization                    633         516         516
Increase in Accrued Expenses             532         333         313
(Increase) Decrease in Prepaid Expenses  (25)       (151)        110
Securities Gains                                                  (5)
                                      ------      ------       -----
Total Adjustments                      3,245       3,044       2,450

Net Cash Provided By                  ------      ------       -----
Operating Activities                $ 12,877    $ 11,867    $  9,748
                                      ======      ======       =====

See accompanying notes.

Page 36                          Page 10

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands except per share data)
Old Second Bancorp, Inc. and Subsidiaries

                                               Net Unrealized
                        Common      Retained   Gain (Loss) on
                         Stock      Earnings    Investments    Total

Balance at
January 1, 1994         $15,377     $ 46,489                  $ 61,866

Adoption of SFAS No. 115                          $ 4,329        4,329
Net Income for 1994                    7,298                     7,298
Dividends Declared
($.66 per share)                      (1,928)                   (1,928)
Change in Net Unrealized
Gain (Loss) for 1994                               (9,964)      (9,964)
                        ----------------------------------------------
Balance at
December 31, 1994       15,377        51,859       (5,635)      61,601

Net Income for 1995                    8,823                     8,823
Dividends Declared
($.73 per share)                      (2,149)                   (2,149)
Change in Net Unrealized
Gain (Loss) for 1995                                7,143        7,143
                        ----------------------------------------------
Balance at
December 31, 1995       15,377        58,533        1,508      75,218

Net Income for 1996                    9,632                    9,632
Dividends Declared
($.86 per share)                      (2,537)                  (2,537)
Change in Net Unrealized
Gain (Loss) for 1996                               (1,154)     (1,154)
                        ---------------------------------------------
Balance at
December 31, 1996      $15,377       $65,628    $     354     $81,359
                        ======        ======        =====      ======

See accompanying notes.

Page 37                          Page 11

NOTES TO CONSOLIDAED FINANCIAL STATEMENTS
Old Second Bancorp, Inc. and Subsidiaries

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Old Second Bancorp, Inc. (the Corporation) and its subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation. The following is a description of the more significant of these policies:

Consolidation
The consolidated financial statements include the accounts of Old Second Bancorp, Inc. and its wholly-owned subsidiaries:
The Old Second National Bank of Aurora, The Old Second Community Bank of North Aurora, The Old Second Community Bank of Aurora, Yorkville National Bank, Burlington Bank,
Kane County Bank and Trust and Bank of Sugar Grove. All significant intercompany balances and transactions have been eliminated in consolidation.
The Corporation is a multi-bank holding company, principally engaged in the business of attracting deposits and investing these funds, together with borrowings and other funds, to primarily originate commercial, real estate and consumer loans, and purchase investment securities. The Corporation conducts its activities from a network of offices in Kane, Kendall, DuPage and LaSalle counties.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities
The Corporation and its subsidiaries generally purchase securities for investing purposes. On January 1, 1994, the Corporation prospectively adopted Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS No. 115, investment securities are classified in three categories and accounted for as follows: (1) held-to-maturity - reported at amortized cost; (2) trading securities - reported at fair value with unrealized gains and losses included in current earnings; and (3) available-for-sale securities - reported at fair value with unrealized gains and losses excluded from current earnings and reported as a separate component of stockholders' equity.
Realized gains and losses on the sale of investment securities are recognized at the time of the transaction and are determined by the specific identification method.

Loans
Interest on installment loans made on a discounted basis is generally recognized as income using the interest method. Interest on all other loans is recorded as earned.
It is Management's policy to discontinue the accrual of interest income on any loan when there is reasonable doubt as to the timely collectibility of interest or principal.

Allowance for Possible Loan Losses
The allowance for possible loan losses is increased by provisions charged to operating expense and decreased by charge-offs, net of recoveries, and is available for losses incurred on loans.
The provision for possible loan losses is computed based on Management's judgment as to the adequacy of the allowance for possible loan losses after considering such factors as the volume and character of the portfolio, general economic conditions and past loan loss experience.
Effective January 1, 1995, the Corporation was required to adopt SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Under SFAS No. 114, a loan is considered impaired when the carrying amount of the loan exceeds the present value of the future cash flows, discounted at the loan's original effective rate. However, as a practical expedient, Management measures impairment based on the fair value of the underlying collateral. The adoption of SFAS No. 114 did not have a material effect on the Corporation's financial position or results of operations.

Bank Premises and Equipment
Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to ten years for furniture and equipment principally by the use of accelerated depreciation methods.

Page 38                         Page 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Old Second Bancorp, Inc. and Subsidiaries

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

Long-Term Incentive Plan
The Corporation accounts for its Long-Term Incentive Plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under APB Opinion No. 25, as the exercise price of the Corporation's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The amount of compensation expense which would have been recorded by the Corporation had it followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", would not have a material effect on net income per share.

Income Taxes
The Corporation provides for income taxes using the liability method. Under this method, deferred tax assets and liabilities representing differences between financial reporting and tax bases of assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes arise because certain transactions affect the determination of taxable income for tax return purposes. Current tax expense is provided based upon the actual tax liability incurred for tax return purposes.

Per Share Amounts
Net income per share amounts are based upon the weighted average number of shares of Common Stock outstanding during each reported period. Prior year amounts have been restated to reflect the acquisition of Bank of Sugar Grove in 1995 and a five-for-four stock split in 1996.

Excess Purchase Price Over Fair Value Of Net Assets Acquired
The excess purchase price paid over the fair value of net assets acquired is included in other assets and is amortized into other expenses on a straight-line basis over fifteen years.

NOTE B - ACQUISITION
On December 27, 1996, the Yorkville National Bank, a wholly owned subsidiary of the Corporation, purchased deposits of $28,489,000 from First of America - Ottawa branch (Ottawa) for a premium of $3,505,000. The acquisition included the purchase of certain loans and bank premises and equipment of Ottawa. The premium on deposits will be amortized on a straight-line basis over a 15 year period.

On June 30, 1995, 208,000 shares of the Corporation's common stock were issued to acquire 100% of the outstanding common stock of Bank of Sugar Grove. The acquisition was accounted for as a pooling-of-interests; accordingly, all financial information for prior periods has been restated to include the accounts and results of operations of Sugar Grove.
The Corporation is currently in negotiations to acquire 100% of the outstanding common stock of Maple Park Bancshares, Inc. (Maple Park), a bank holding company located in Maple Park, Illinois. Maple Park and its subsidiaries, First State Bank of Maple Park and Maple Park Mortgage Company, had consolidated total assets of $62,000,000 at September 30, 1996. It is expected the transaction would be accounted for as a pooling-of-interests.

NOTE C - CASH AND DUE FROM BANKS
The subsidiaries maintain compensating cash balances under informal arrangements with their respective correspondents for services received. In addition, The Old Second National Bank of Aurora (Old Second) and Yorkville National Bank (Yorkville) are required to maintain certain average reserve balances with the Federal Reserve Bank. During 1996, average reserve balances with the Federal Reserve Bank were $6,539,000 and $824,000 for Old Second and Yorkville, respectively.

Page 39                          Page 13

(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

NOTE D - INVESTMENT SECURITIES
The amortized cost and estimated market values of investment securities at December 31, 1996 are as follows:
[CAPTION]

                                 Gross       Gross
                   Amortized  Unrealized  Unrealized     Market
                      Cost       Gains      Losses      Value

U.S. Treasury      $ 18,175      $   53      $   30   $ 18,198
U.S. Government
Agencies            142,123         629       1,176    141,576
State & Political
Subdivisions         82,790       1,436         265     83,961
Mortgage-Backed
Obligations          31,471          84         153     31,402
Other                 1,470                              1,470
                    -------       -----       -----    -------
                   $276,029      $2,202      $1,624   $276,607
                    =======       =====       =====    =======

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
                    =======       =====       =====    =======

The contractual maturities of investment securities at amortized cost and estimated market value at December 31, 1996 are as follows:

                    Within      One to    Five to       Over
                   One Year  Five Years  Ten Years  Ten Years   Total
AMORTIZED COST
U.S. Treasury      $ 7,689    $ 10,486                         $ 18,175
U.S. Government
Agencies            33,970      89,300    $15,394   $  3,459    142,123
State & Political
Subdivisions         7,681      33,910     29,236     11,963     82,790
Other                                2                 1,468      1,470
                    ------     -------     ------     ------
                   $49,340    $133,698    $44,630    $16,890
                    ======     =======     ======     ======
Mortgage-Backed Obligations                                      31,471
                                                                -------
                                                                276,029
                                                                =======
MARKET VALUE
U.S. Treasury      $ 7,719   $ 10,479                          $ 18,198
U.S. Government
Agencies            33,982     88,951    $15,190    $ 3,453     141,576
State & Political
Subdivisions         7,739     34,481     29,635     12,106      83,961
Other                               2                 1,468       1,470
                    ------    -------     ------     ------
                   $49,440   $133,913    $44,825    $17,027
                    ======    =======     ======     ======
Mortgage-Backed Obligations                                      31,402
                                                                -------
                                                               $276,607
                                                                =======

At December 31, 1996 and 1995, securities with an approximate aggregate amortized cost of $46,464,000 and $54,578,000, respectively, were pledged as collateral for public and trust deposits and for other purposes as required or permitted by law.

Page 40                         Page 14

(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

NOTE E - LOANS

The composition of loans outstanding by lending classifications is as follows:

                                           December 31,
                                        1996          1995
Commercial, Financial
and Agricultural                      $129,678      $124,607
Real Estate - Construction              34,600        28,998
Real Estate - Mortgage                 234,985       202,564
Installment                             47,119        43,336
                                       -------       -------
                                      $446,382      $399,505
                                       =======       =======

In the normal course of business, the subsidiary banks extend credit to executive officers and directors, associates of such persons and entities in which these persons have significant interests. The following is an analysis of these loans which aggregated at least $60,000 per related party:

                          for the years ended December 31,
                                      1996         1995
Balance, Beginning of Year          $13,670      $11,677
New Loans                            23,497       15,166
Repayments                          (22,328)     (14,212)
Other Changes                         1,286        1,039
                                     ------       ------
Balance, End of Year                $16,125      $13,670

The subsidiary banks make commercial, agricultural, real estate and consumer loans to customers in their market area. There are no significant concentrations of loans where customers' ability to honor loan terms are dependent upon a single economic sector.

NOTE F - ALLOWANCE FOR POSSIBLE LOAN LOSSES

A summary of the activity in the allowance is as follows:

                               for the years ended December 31,
                                  1996       1995       1994

Balance, Beginning of Year      $5,676     $5,753     $4,471
Recoveries                         369        371      1,360
Provisions for Possible
Loan Losses                        713        303        555
Charge-offs                       (355)      (751)      (633)
                                 -----      -----      -----
Balance, End of Year            $6,403     $5,676     $5,753

Page 41                          Page 15

(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

NOTE G - BANK PREMISES AND EQUIPMENT

The cost, accumulated depreciation and amortization, and net book value of premises, improvements and furniture and equipment are summarized below:

                               December 31, 1996

                                   Accumulated         Net
                                Depreciation &        Book
                           Cost   Amortization       Value

Land                    $ 3,748                    $ 3,748
Buildings and
Improvements             16,916        $ 7,666       9,250
Furniture and
Equipment                10,494          8,015       2,479
                         ------         ------      ------
                        $31,158        $15,681     $15,477

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

NOTE H - TIME DEPOSITS OF $100,000 OR MORE

Time Deposits of $100,000 or more were $66,866,000 and $59,045,000 at December 31, 1996 and 1995, respectively.

NOTE I - INCOME TAXES

A summary of the provision for income taxes is as follows:

                                   for the years ended December 31,
                                   1996          1995          1994
Currently Payable,
Principally Federal               $4,333        $3,573        $3,176
Deferred                            (271)         (250)         (596)
                                   -----         -----         -----
                                  $4,062        $3,323        $2,580

Page 42                            Page 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries


NOTE I - INCOME TAXES (continued)
Temporary differences between the tax bases of assets and liabilities and their financial reporting amounts give rise to deferred tax assets and liabilities. The Corporation has the following temporary differences with their approximate tax effects resulting in a net deferred tax asset:

                        December 31, 1996           December 31, 1995

                      Temporary          Tax      Temporary          Tax
                     Difference       Effect     Difference       Effect

Loan Loss Allowance    $ 6,339      $ 2,155        $ 5,547      $ 1,885
Pension                    624          212            519          177
Other Assets             1,488          506          1,456          496
                         -----        -----          -----        -----
Total Deferred Assets    8,451        2,873          7,522        2,558

Accumulated
Depreciation            (2,077)        (706)        (1,705)        (580)
Accretion on
Investment Securities   (1,636)        (556)        (1,835)        (624)
Other Liabilities         (339)        (115)          (378)        (129)
                         -----        -----          -----        -----
Total Deferred
Liabilities             (4,052)      (1,377)        (3,918)      (1,333)
                         -----        -----          -----        -----
Net Deferred
Tax Asset                4,399        1,496          3,604        1,225
Tax Effect of SFAS
No. 115 Adjustment        (578)        (224)        (2,465)        (956)
                         -----        -----          -----        -----
Net Deferred Tax Asset
with SFAS No. 115
Adjustment             $ 3,821      $ 1,272        $ 1,139      $   269
                         =====        =====          =====        =====

The principal items affecting the deferred income tax component of the provision for income taxes are as follows:

                           for the years ended December 31,
                               1996      1995      1994

Loan Loss Provision           $(270)    $(392)    $(648)
Accelerated Depreciation        126         6        24
Pension Expense                 (35)      (44)      (35)
Other, Net                      (92)      180        63
                                ---       ---       ---
                              $(271)    $(250)    $(596)
                                ===       ===       ===

A reconciliation of the expected provision for income taxes at the statutory Federal income tax rate of 34% and the actual tax provision is as follows:

                                for the years ended December 31,
                           1996                1995                1994

                       Amount    %      Amount      %   Amount      %
Expected Total Tax
Provision At
Statutory Rate        $ 4,656  34.0%   $ 4,130  34.0%  $ 3,358  34.0%
Decrease Resulting
From Tax Exempt
Income                (1,216)  (8.9     (1,282)(10.5)   (1,284)(13.0)
Increase Resulting
From Goodwill
Amortization             215    1.6        175   1.5       175   1.8
State Taxes              376    2.7        294   2.4       280   2.8
Other, Net                31     .3          6              51    .5
                       -----   ----      -----  ----     -----  ----
                     $ 4,062   29.7%   $ 3,323  27.4%  $ 2,580  26.1%
                       =====   ====      =====  ====     =====  ====

Page 43                           Page 17

(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

NOTE J - RETIREMENT PLANS

The Corporation has a non-contributory defined benefit retirement plan covering substantially all of its full-time employees. Generally, benefits are based on years of service and compensation, as defined.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's Consolidated Balance Sheets:

                                         December 31,

Actuarial present value
of benefit obligations:           1996       1995       1994

Vested benefit obligations      $4,644     $4,638     $3,900
Nonvested benefit obligations      300        261        203
                                 -----      -----      -----
Accumulated benefit obligation   4,944      4,899      4,103
Excess of projected benefit
obligation over accumulated
benefit obligation               1,362      1,286      1,019
                                 -----      -----      -----
Projected benefit obligation     6,306      6,185      5,122
Plan assets at fair value,
primarily listed common stocks,
corporate, and U.S. Government
and Agency bonds                 6,770      6,349      5,823
                                 -----      -----      -----
Plan assets in excess of
projected benefit obligation       464        164        701
Unrecognized net (gain) or loss   (471)       187       (157)
Prior service cost not yet
recognized in net periodic
pension cost                       (71)      (135)      (140)
Unrecognized net asset at
January 1, 1987, being
amortized over 17 years           (602)      (688)      (774)

Unfunded pension cost
included in other liabilities   $ (680)    $ (472)    $ (370)
                                   ===        ===        ===

                             for the years ended December 31,
Net pension cost includes the following components:

                                   1996        1995        1994
Service cost                     $ 388       $ 280       $ 330
Interest cost                      416         392         349
Actual return on plan assets      (848)       (931)         66
Net amortization and deferral      251         361        (641)
                                   ---         ---         ---
Net periodic pension cost        $ 207       $ 102       $ 104
                                   ===         ===         ===

Certain employees participating in the defined benefit plan are also covered by an unfunded supplemental retirement plan. The purpose of this plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans. The following table sets forth the status of this supplemental plan:

                            for the years ended December 31,
                                                1996     1995

Accumulated benefit obligation                  $429     $361
Projected benefit obligation for
service rendered to date                         429      361
Accrued pension liability                        134       91
Net periodic pension expense                      57       48

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.00% at December 31, 1996, 6.75 % at December 31, 1995 and 7.50% at December 31, 1994. The expected long-term rate of return on assets was 8.00% for each of the three years. The assumed rate of increase in future compensation levels was 4.50% for each of the three years.

The subsidiaries of the Corporation have contributory and non-contributory Profit Sharing Plans covering substantially all of their respective full-time employees. The amounts expensed with respect to these Profit Sharing Plans were $519,000 in 1996, $515,000 in 1995, and $443,000 in 1994.

Page 44                        Page 18

(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

NOTE K - LONG TERM INCENTIVE PLAN

The Corporation has a Long-Term Incentive Plan under which stock options and stock appreciation rights may be granted to employees at the discretion of the Board of Directors. During 1996, 10,100 options which expire in 2006 were granted at an exercise price of $40.875. During 1995, 8,875 options were granted at an exercise price of $31.20 per share, and 8,875 options were granted at an exercise price of $36.80 per share. These options expire in 2005. The exercise price of these options was equal to the market price of the underlying stock on the grant date. No stock appreciation rights have been granted to date.

NOTE L - COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the financial statements. Commitments and contingent liabilities include financial instruments which involve, to varying degrees, elements of credit, interest rate and liquidity risk. In the opinion of Management, these do not represent unusual risks for the Corporation's subsidiaries and Management does not anticipate any significant losses as a result of these transactions. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 1996, are approximately $7,565,000. Firm commitments by the Corporation's subsidiaries to fund loans in the future are approximately $138,960,000 as of December 31, 1996. There are various other outstanding commitments and contingent liabilities arising in the normal course of business. Disposition of these, in the opinion of Management, will not have a material effect upon financial position.

NOTE M - DIVIDEND LIMITATION

Under certain banking regulations, regulatory approval is required before dividends declared by the Corporation's subsidiary Banks can exceed defined limits. At December 31, 1996, $15,316,000 of retained earnings of subsidiary Banks are free of such regulatory limitations. There are no such restrictions regarding the Corporation. As a practical matter, dividend payments are restricted to lesser amounts as a result of the maintenance of prudent capital levels.

NOTE N - REGULATORY MATTERS

The subsidiaries of the Corporation are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiaries of the Corporation must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation's subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (as defined in the regulations). Risk-weighted assets are determined by weighing assets and off-balance sheet exposures according to their designated relative credit risks. Tier 1 capital includes certain classes of preferred stock and equity capital, net of certain adjustments for intangible assets and investments in non-consolidated subsidiaries. Total capital consists of Tier 1 capital plus subordinated debt, some types of preferred stock and an adjustment for allowance for possible loan losses. Management believes, as of December 31, 1996, the Corporation's subsidiaries meet all capital adequacy requirements to which they are subject.

Page 45                          Page 19

(in thousands except per share data)
Old Second Bancorp, Inc. and Subsidiaries

NOTE N - REGULATORY MATTERS (continued)
The total and Tier 1 capital amounts and ratios on a consolidated basis and for Old Second, a significant subsidiary of the Corporation, are set forth in the table below. Included are the minimum ratios as defined by regulatory agencies to maintain minimum Capital Adequacy and to be Well Capitalized Under Prompt Corrective Action Provisions and the actual amounts on a consolidated basis and for Old Second that satisfy such minimums.

                                                            To Be Well
                                                       Capitalized Under
                                      For Capital      Prompt Corrective
                     Actual        Adequacy Purposes:  Action Provisions:

                    Amount   Ratio      Amount  Ratio      Amount   Ratio
CONSOLIDATED:
As of December 31, 1996
Total Capital to Risk
Weighted Assets    $79,553    15.6%    $40,852    8.0%    $51,065    10.0%
Tier 1 Capital to Risk
Weighted Assets    73,171    14.3      20,426    4.0      30,639     6.0
Tier 1 Capital to
Average Assets     73,171     9.5      30,310    4.0      37,887     5.0
As of December 31, 1995
Total Capital to Risk
Weighted Assets    74,782    16.0      37,335    8.0      46,669    10.0
Tier 1 Capital to Risk
Weighted Assets    68,948    14.8      18,668    4.0      28,002     6.0
Tier 1 Capital to
Average Assets     68,948     9.5      28,911    4.0      36,138     5.0

OLD SECOND:
As of December 31, 1996
Total Capital to Risk
Weighted Assets    45,057    15.1      23,941    8.0      29,927    10.0
Tier 1 Capital to Risk
Weighted Assets    41,669    13.9      11,971    4.0      17,956     6.0
Tier 1 Capital to
Average Assets     41,669     9.7      17,162    4.0      21,452     5.0
As of December 31, 1995
Total Capital to Risk
Weighted Assets    40,524    14.5      22,321    8.0      27,901    10.0
Tier 1 Capital to Risk
Weighted Assets    37,546    13.5      11,160    4.0      16,741     6.0
Tier 1 Capital to
Average Assets     37,546     9.2      16,401    4.0      20,502     5.0


NOTE O - FAIR VALUE OF FINANCIAL INSTRUMENTS
Statements of Financial Accounting Standard Number 107, "Disclosure About Fair Value Of Financial Instruments" requires that the Corporation disclose estimates, methods, and assumptions used in determination of the fair values of the Corporation's financial instruments, as set forth below.

Cash and Cash Equivalents, Securities Sold Under Agreement to Repurchase and Other Short-Term Borrowings
For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

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

Page 46                          Page 20

(in thousands except per share data)
Old Second Bancorp, Inc. and Subsidiaries

NOTE O - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

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

The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

                            December 31, 1996       December 31, 1995

                           Carrying     Fair       Carrying       Fair
                            Amount       Value      Amount         Value
Financial Assets:
Cash and Cash Equivalents   $ 78,673    $ 78,673    $ 85,247    $ 85,247
Available-for-Sale
Securities                   276,607     276,607     253,899     253,899
Loans, Net (Excluding
Lease Contracts of
$81,000 in 1995)             439,589     445,188     393,246     398,928
                             -------     -------     -------     -------
Total Financial Assets      $794,869    $800,468    $732,392    $738,074
                             =======     =======     =======     =======
Financial Liabilities:
Deposits                    $732,652    $730,709    $669,291    $669,605
Securities Sold Under
Agreements to Repurchase       1,838       1,838       6,554       6,554
Other Short-Term Borrowings    4,401       4,401       2,585       2,585
Note Payable                      20          20          40          40
                             -------     -------     -------     -------
Total Financial Liabilities $738,911    $736,968    $678,470    $678,784

Unrecognized Financial Instruments:
Commitments to Extend Credit
Standby Letters of Credit                   (76)                    (56)
                                          -----                  ------
Total Unrecognized Financial Instruments $  (76)               $    (56)
                                          =====                  ======

NOTE P - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following unaudited quarterly financial information, in the opinion of Management, fairly presents the results of operations for such periods.

                                   1996 Quarter

                               4th      3rd      2nd      1st

Interest Income             $14,051  $13,693  $13,340  $13,490
Interest Expense              6,387    6,134    6,027    6,107
Net Interest Income           7,664    7,559    7,313    7,383
Provision for Possible Loan
Losses                          204      230      140      139
Income Before Income Taxes    2,962    3,391    3,729    3,612
Net Income                    2,276    2,331    2,545    2,480
Net Income Per Share            .78      .79      .87      .84


                                  1995 Quarter

                              4th      3rd      2nd      1st

Interest Income            $13,593  $13,442  $13,067  $12,464
Interest Expense             6,426    6,380    5,975    5,288
Net Interest Income          7,167    7,062    7,092    7,176
Provision for Possible
Loan Losses                    224       20       19       40
Income Before Income Taxes   2,727    3,215    3,213    2,991
Net Income                   2,071    2,291    2,332    2,129
Net Income Per Share           .70      .78      .79      .73

Page 47                          Page 21

(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

NOTE Q - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION ONLY

Following is condensed financial information of the Corporation only, for the respective dates and time periods shown:

Condensed Balance Sheets
                                                  December 31,
                                                1996         1995
ASSETS
Cash on Deposit with Bank Subsidiaries        $ 2,078      $ 1,596
Investment In Wholly-Owned Bank Subsidiaries   77,501       73,015
Available-for-Sale Securities                   2,787        1,820
Other Assets                                       78           93
                                               ------       ------
TOTAL ASSETS                                  $82,444      $76,524
                                               ======       ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Other Liabilities                             $ 1,085      $ 1,106
Stockholders' Equity                           81,359       75,418
                                               ------       ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $82,444      $76,524
                                               ======       ======


Condensed Statements of Income
                                  for the years ended December 31,
                                  1996       1995       1994
INCOME
Dividend Income from
Subsidiaries                     $4,015     $3,730     $5,385
Interest Income                     122         40          9
                                  -----      -----      -----
TOTAL INCOME                      4,137      3,770      5,394

EXPENSES
Interest Expense                                           39
Other Expenses                      903        898        700
                                  -----      -----      -----
TOTAL EXPENSES                      903        898        739

Income Before Income Taxes
and EquityIn Undistributed
Net Income of Subsidiaries        3,234      2,872      4,655
Income Tax Benefit                  (83)      (201)      (115)
                                  -----      -----      -----
Income Before Equity In
Undistributed Net Income
of Subsidiaries                   3,317      3,073      4,770

Equity In Undistributed
Net Income of Subsidiaries        6,315      5,750      2,528
                                  -----      -----      -----
NET INCOME                       $9,632     $8,823     $7,298
                                  =====      =====      =====

Page 48                            Page 22

(in thousands)
Old Second Bancorp, Inc. and Subsidaries

NOTE Q - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION ONLY
(continued)

Condensed Statements of Cash Flows

                                           for the years ended
                                              December 31,
                                    1996         1995         1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Dividends Received
From Subsidiaries                 $ 4,015      $ 3,730      $ 5,385
Interest Received                     130            7            5
Interest Paid                                                  (247)
Income Tax Payments
Received From Subsidiaries          4,445        3,373        3,296
Income Taxes Paid                  (4,430)      (3,352)      (3,113)
Paid to Suppliers                    (257)        (407)         (13)
                                    -----        -----        -----
Net Cash Provided By
Operating Activities                3,903        3,351        5,313

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Available-
for-Sale Securities               (2,029)      (1,669)        (153)
Proceeds from Sales and
Maturities of Available-
for-Sale Securities                1,050
Other                                 36          (24)          48
                                   -----        -----          ---
Net Cash Used In
Investing Activities                (943)      (1,693)        (105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment on Notes Payable                                    (3,088)
Dividends Paid                    (2,478)      (1,970)      (1,714)
                                   -----        -----        -----
Net Cash Used In
Financing Activities              (2,478)      (1,970)      (4,802)
                                   -----        -----        -----
Net Increase (Decrease) in
Cash and Cash Equivalents            482         (312)         406
Cash and Cash Equivalents
at Beginning of Year               1,596        1,908        1,502
                                   -----        -----        -----
Cash and Cash Equivalents
at End of Year                   $ 2,078      $ 1,596      $ 1,908
                                   =====        =====        =====
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:
Net Income                       $ 9,632      $ 8,823      $ 7,298
Adjustments to Reconcile Net Income To
Net Cash Provided by Operating Activities:
Equity In Undistributed
Net Income of Subsidiaries       (6,315)      (5,750)      (2,528)
Goodwill Amortization               633          516          516
Increase (Decrease) in
Taxes Payable                       (68)        (180)          68
Increase in Interest Receivable     (11)         (33)          (4)
Decrease in Interest Payable                                 (208)
Other, Net                           32          (25)         171
                                  -----        -----        -----
Total Adjustments                (5,729)      (5,472)      (1,985)
                                  -----        -----        -----
Net Cash Provided By
Operating Activities            $ 3,903      $ 3,351      $ 5,313
                                  =====        =====        =====

Page 49                          Page 23

REPORT OF INDEPENDENT ACCOUNTANTS

ERNST & YOUNG LLP

Report of Independent Accountants

Stockholders and Board of Directors
Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the two years in the period ended December 31, 1996.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

We also have audited, as to combination only, the accompanying consolidated statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 1994. As described in Note B to such statements, these statements have been combined from the statements of the Bank of Sugar Grove and Old Second Bancorp, Inc. and Subsidiaries (which statements are not presented separately herein). The consolidated statements of income, changes in stockholders' equity, and cash flows of Old Second Bancorp, Inc. and Subsidiaries for the year ended December 31, 1994 were audited and reported on separately by other auditors whose report dated January 13, 1995, expressed an unqualified opinion on those statements. The statements of income, changes in stockholders' equity, and cash flows of Bank of Sugar Grove for the year ended December 31, 1994 are not covered by an auditors report. Such financial statements are immaterial to the restated pooled financial statements. In our opinion, the accompanying consolidated statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 1994, have been properly combined on the basis described in Note B.


                                        /s/ Ernst & Young LLP

January 16, 1997

Page 50                          Page 24

CORPORATE INFORMATION
Old Second Bancorp, Inc. and Subsidiaries

10K REPORT
Copies of the Corporation's 1996 10K report filed with the Securities and Exchange Commission will be mailed to stockholders upon written request to: Ronald J. Carlson, President, Chief Financial Officer and Secretary, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60506-4172.

There were 1,342 holders of record of the Corporation's Common Stock at year-end 1996.

MARKET PRICE OF COMMON STOCK

The Corporation's Common Stock has been traded in the over-the-counter market on the NASDAQ National Market System under the symbol OSBC since November 11, 1993. The following table sets forth the range of bid and ask prices during each quarter for 1996 and 1995 as quoted by ABN-AMRO Chicago Corporation who is a market maker for the Corporation's Common Stock. This information represents quotations and does not necessarily reflect actual transactions.

                           Bid                   Ask

1996                 High        Low       High        Low

First Quarter      $38.00     $36.00     $39.00     $36.50
Second Quarter      39.25      36.75      39.75      38.00
Third Quarter       39.25      38.50      39.50      39.00
Fourth Quarter      40.50      39.25      41.50      39.75

                           Bid                   Ask

1995                 High        Low       High        Low

First Quarter      $29.60     $27.20     $32.00     $28.80
Second Quarter      29.60      28.80      32.80      31.20
Third Quarter       32.80      29.60      35.20      31.20
Fourth Quarter      36.00      32.80      37.60      33.60

The range of high and low closing sales prices of the Corporation's Common Stock as quoted on the NASDAQ National Market System from
January 1, 1996 through December 31, 1996 was $41.50 and $36.00, respectively.

Page 51                         Page 25

BOARD OF DIRECTORS
Old Second Bancorp, Inc. and Subsidiaries

Walter Alexander
  President, Alexander Lumber Company
  (lumber and building material sales)

James E. Benson
  Chairman and Chief Executive Officer
  Old Second Bancorp, Inc.

Ronald J. Carlson
  President, Chief Operating Officer, Chief
  Financial Officer, and Secretary, Old Second
  Bancorp, Inc. and Vice President/CFO, The
  Old Second National Bank of Aurora

Marvin Fagel
  President, Aurora Packing Company and
  Chairman of the Board and CEO, New City
  Packing Company (a meat packing company)

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

Larry A. Schuster
  Chairman, Westside Mechanical, Inc.
  (mechanical contractor)

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

Vernon H. Haase
  Retired Chairman, Henry Pratt Co.

Urban Hipp
  Retired, Barber-Greene Company

Dorothy F. McEnroe
  Realtor, ReMax of Aurora

Daniel J. Ruddy
  President, Construction Advisory Services, Inc.

Ralph N. Schleifer
  President, Fox Valley Dry Wall, Inc.

Edward Schmitt
  President, Schmitt McDonalds

M.H. Snyder
  Retired, Allsteel, Inc.

Townsend L. Way, Jr.
  Retired President, Richards-Wilcox Mfg. Co.

Richard Westphal
  Farmer

Page 52                             Page 26

Photographs of Board of Directors
OLD SECOND BANCORP, INC.

Walter Alexander     James E. Benson      Ronald J. Carlson   Marvin Fagel

Joanne Hansen        Kenneth F. Lindgren  Jesse Maberry       Gary McCarter

D. Chet McKee        William J. Meyer     Alan J. Rassi       Larry A. Schuster

       William B. Skoglund      George Starmann III     M.J. O'Brien
                                                        Senior Director



Page 53                           Page 27

CONSOLIDATING AND CONSOLIDATED BALANCE SHEET
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

                             at December 31, 1996


                                       THE OLD
                             THE OLD   SECOND     THE OLD
                             SECOND    COMMUNITY  SECOND
                             NATIONAL  BANK OF    COMMUNITY  YORKVILLE
                             BANK OF   NORTH      BANK OF    NATIONAL
                             AURORA    AURORA     AURORA     BANK
ASSETS
Cash and Due From Banks     $ 23,828   $ 1,105   $ 2,910    $ 7,173
Interest Bearing Deposits
with Banks                       200
Federal Funds Sold            17,350     2,925     2,600     10,800
                              ------     -----     -----     ------
Total Cash and
Cash Equivalents              41,378     4,030     5,510     17,973

Available-For-Sale
Investment Securities        148,627    26,422    18,215     37,403
Loans                        259,123    21,293    19,807     74,666
Less: Allowance for Possible
Loan Losses                    3,388       340       252        938
Unearned Income                  373                   1
                             -------    ------    ------     ------
Loans, Net                   255,362    20,953    19,554     73,728
Bank Premises and
Equipment, Net                 8,938     1,456       612      1,476
Other Assets                   3,998       855       507      5,124
Investment in Subsidiaries
                             -------    ------    ------    -------
TOTAL ASSETS                $458,303   $53,716   $44,398   $135,704
                             =======    ======    ======    =======
LIABILITIES
Deposits
Demand                      $ 74,554   $ 6,248   $ 6,635   $ 13,934
Savings                      148,848    23,858    17,704     50,863
Time                         186,372    18,674    14,821     59,012
                             -------    ------    ------    -------
Total Deposits               409,774    48,780    39,160    123,809
Securities Sold Under
Agreements to Repurchase                   996                  842
Other Short-Term Borrowings    3,271                 691        218
Note Payable
Other Liabilities              3,371       297       271      1,468
                             -------    ------    ------    -------
TOTAL LIABILITIES            416,416    50,073    40,122    126,337

STOCKHOLDERS' EQUITY
Common Stock                   2,160       250       480        525
Additional Capital             3,000     1,598     1,420        525
Retained Earnings             36,509     1,841     2,310      8,299
Net Unrealized Gain
(Loss) on Investments            218       (46)       66         18
                              ------     -----     -----      -----
TOTAL STOCKHOLDERS'
EQUITY                        41,887     3,643     4,276      9,367

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY        $458,303   $53,716   $44,398   $135,704
                             =======    ======    ======    =======

Page 54                           Page 28

CONSOLIDATING AND CONSOLIDATED BALANCE SHEET
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

                             at December 31, 1996

                                       KANE                     OLD
                         BURLINGTON   BANK AND     BANK OF      BANCORP,
                          BANK        TRUST       SUGAR GROVE    INC.
ASSETS
Cash and Due From Banks     $   851     $ 2,698    $ 1,169    $ 2,078
Interest Bearing Deposits
with Banks
Federal Funds Sold              775      3,650      2,075
                              -----      -----      -----     -----
Total Cash and
Cash Equivalents              1,626      6,348      3,244     2,078

Available-For-Sale
Investment Securities         9,347     17,337     16,469     2,787
Loans                        20,491     32,277     18,725
Less: Allowance for
Possible Loan Losses            367        735        383
Unearned Income                             16
                             ------     ------     ------
Loans, Net                   20,124     31,526     18,342
Bank Premises and
Equipment, Net                  445      1,174      1,162
Other Assets                    428      1,099        985       78
Investment in Subsidiaries                                  77,501
                             ------     ------     ------   ------
TOTAL ASSETS                $31,970    $57,484    $40,202  $82,444
                             ======     ======     ======   ======
LIABILITIES
Deposits
Demand                      $ 2,230   $ 7,659    $ 3,766
Savings                      12,762    26,740     13,730
Time                         13,313    16,227     18,216
                             ------    ------     ------
Total Deposits               28,305    50,626     35,712
Securities Sold Under
Agreements to Repurchase
Other Short-Term Borrowings               221
Note Payable                                          20
Other Liabilities               242       466        458         1,085
                             ------    ------     ------         -----
TOTAL LIABILITIES            28,547    51,313     36,190         1,085

STOCKHOLDERS' EQUITY
Common Stock                    250     1,000        260        15,377
Additional Capital            1,250     2,500      2,300
Retained Earnings             1,911     2,618      1,422        65,628
Net Unrealized Gain (Loss)
on Investments                   12        53         30           354
                              -----     -----      -----        ------
TOTAL STOCKHOLDERS'EQUITY     3,423     6,171      4,012        81,359

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY        $31,970   $57,484    $40,202       $82,444
                             ======    ======     ======        ======

CONSOLIDATING AND CONSOLIDATED BALANCE SHEET
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

                             at December 31, 1996



                                                        OLD
                                                        SECOND
                                                        BANCORP
                                        CONSOLIDATING   INC.
                                        ADJUSTMENTS     CONSOLIDATED

ASSETS
Cash and Due From Banks              $ (3,514)            $ 38,298
Interest Bearing Deposits
with Banks                                                     200
Federal Funds Sold                                          40,175
                                        -----               ------
Total Cash and Cash Equivalents        (3,514)              78,673

Available-For-Sale
Investment Securities                                      276,607
Loans                                                      446,382
Less: Allowance for
Possible Loan Losses                                         6,403
Unearned Income                                                390
                                                           -------
Loans, Net                                                 439,589
Bank Premises and
Equipment, Net                             214              15,477
Other Assets                             4,381              17,455
Investment in Subsidiaries             (77,501)
                                        ------             -------
TOTAL ASSETS                          $(76,420)           $827,801

LIABILITIES
Deposits
Demand                                 $(3,514)           $111,512
Savings                                                    294,505
Time                                                       326,635
                                         -----             -------
Total Deposits                          (3,514)            732,652
Securities Sold Under
Agreements to Repurchase                                     1,838
Other Short-Term Borrowings                                  4,401
Note Payable                                                    20
Other Liabilities                         (127)              7,531
                                         -----             -------
TOTAL LIABILITIES                       (3,641)            746,442

STOCKHOLDERS' EQUITY
Common Stock                            (4,925)             15,377
Additional Capital                     (12,593)
Retained Earnings                      (54,910)             65,628
Net Unrealized Gain (Loss)
on Investments                            (351)                354
                                        ------              ------
TOTAL STOCKHOLDERS'EQUITY              (72,779)             81,359

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                  $(76,420)           $827,801
                                        ======             =======
Pages 55                            Page 29
