Form 10-K, Exhibit 13
period 1997-12-31
OLD SECOND BANCORP INC
filed 1998-03-30
CIK 357173

Old Second Bancorp, Inc.
1997 Annual Report

INDEX
-----
Financial Highlights                                   1

Letter to Stockholders                                 2, 3

Management's Discussion                                4-8

Selected Consolidated Financial Data                   9

Consolidated Balance Sheets                            10

Consolidated Statements of Income                      11

Consolidated Statements of Cash Flows                  12

Consolidated Statements of Changes
        in Stockholders' Equity                        13

Notes to Consolidated Financial Statements             13-25

Report of Independent Accountants                      26

Corporate Information                                  27

Board of Directors                                     28, 29

Consolidating and Consolidated Balance Sheet           30, 31

Service Area Map and Locations                         32, 33

     FINANCIAL HIGHLIGHTS

In thousands, except per share data -
for the years ended December 31,

                                             1997                 1996
                                           ---------            ---------
Total Interest Income                      $  65,178            $  59,686
Net Interest Income After
      Provision for Possible
      Loan Losses                             32,871               31,151
Net Income                                     9,594                8,337
Per Share:
       Net Income - Basic                       3.15                 2.73
       Net Income - Diluted                     3.14                 2.73
       Cash Dividends Declared                   .89                  .83


At December 31
Assets                                       948,371              889,844
Loans, Net                                   527,709              474,946
Deposits                                     788,929              789,969
Stockholders' Equity Before Net Unrealized
        Gain on Investments                   90,768               83,896
          Per Share                            29.77                27.51
Total Stockholders' Equity                    92,121               84,200
          Per Share                            30.21                27.61

Note: The Financial Highlights for 1996 have been restated to reflect the acquisition of Maple Park Bancshares, Inc., which was accounted for as a pooling-of-interests. Per share numbers and amounts give retroactive effect to a five-for-four stock split in 1996.


     LETTER TO STOCKHOLDERS


To our Stockholders:

Old Second Bancorp, through the lead bank Old Second National, completed a very successful 126th year of business in 1997. This year, we very carefully planned for growth and expansion of services as well as completion of acquisitions and facilities. Much time and energy was put into our development plans which will ultimately enhance shareholder value.

Once again, most of our banks and branches met or exceeded their goals. We set new records for total assets, loans, income, dividends declared, and book value per share. Highlights are listed below, but detailed financial information is set forth in the reports that follow (all financial information has been restated to include Maple Park Bancshares, Inc.):

     Net income after taxes was $9,594,000, up  15.1%.
     Total assets at year end were $948,371,000, compared to $889,844,000 for the prior  year.
     Stockholders' equity grew to $92,121,000.
     Cash dividends declared were $.89 per share,  a 7.2% increase over the prior year.
     Return on equity was 11.04%.
     Return on assets was 1.06%.
     Basic earnings per share increased to $3.15 from  $2.73 in 1996.

Old Second Bancorp's stock price has increased dramatically over the past twelve months. Trades at the end of December 1996 were running in the $40.00-$41.00 per share range, while trades at the end of 1997, as reported by NASDAQ, were in the $60.00 per share range.

Our Trust Department has had another exceptional year. Assets under management exceed $550,000,000. Trust fees for 1997 were at an all time high of $3,917,000. We look for continued growth in this area, and will consider establishing additional locations in the western suburbs to expand the three present locations of Aurora, Geneva and Elburn.

1997 was the first full year of operation for the Yorkville National Bank's Ottawa Branch. This branch was acquired in December of 1996. We are quite pleased with the growth and profitability of this branch. We think this is a good market for our company. In order to sustain and increase this growth we must provide additional space; so plans are now underway for a new building at the current location in Ottawa.

Our new full service branch of Old Second National Bank in Oswego opened in April of 1997. We are pleased with this new location and expect good growth and profitability as this area continues to have remarkable growth.

The acquisition of Maple Park Bancshares was completed in May of 1997. This purchase included First State Bank of Maple Park which owned Maple Park Mortgage Company. The two bank locations of this acquisition, Maple Park and Kaneville, have been established as branches of The Old Second National Bank. The building that had been built in Elburn by Maple Park, but not occupied, has been transferred to our Kane County Bank and Trust Company, which moved into it during October of 1997. This will provide them with a much needed modern facility for better service to their existing customers as well as for the expected growth of this area.

Maple Park Mortgage Company has been set up as a separate wholly-owned subsidiary of Old Second Bancorp, Inc. This company operates out of offices in St. Charles, Bannockburn, Oswego and Sycamore, with many representatives throughout the western suburban area. We expect this operation to generate substantial fee income.

The year of 1997 was no exception to expansion of electronic banking. In addition to our debit cards and corporate cash management services, we are now offering personal computer home banking (O2 PC Bank). Additional technology-driven services are currently being looked at so we remain competitive. Customers today expect a choice of how banking services are provided including ATM's, PC banking, telephone, mail, supermarkets and traditional banking facilities. We expect to provide these delivery opportunities as an access to our services as efficiently and as cost effective as possible.

Our goals for 1998 and into the next Millennium are to:

1. Preserve, strengthen and enhance our existing customer base and to increase market share in the Fox Valley and western suburbs that we serve.
2. To provide timely, personalized service and state of the art delivery systems.
3. Invest capital into businesses that will produce value for our stockholders.

These goals must be met without jeopardizing the strength and stability of our strong capital position.

Management of Old Second Bancorp, Inc. looks forward to the challenges of 1998 and beyond. We believe that 1998 will be an exciting and rewarding year. We feel that with our 18 banking locations, three Trust offices and four mortgage locations, we are well positioned to capitalize on the growth taking place in our market area.

We again remind ourselves that the key to our success stems directly from our fine staff of employees throughout our organization. I would again like to further thank our directors for their guidance and support, our stockholders for their confidence and our loyal customers for entrusting their business with Old Second Bancorp, Inc.


Sincerely,

/s/ James Benson

James Benson
Chairman and CEO

     MANAGEMENT'S DISCUSSION

MANAGEMENTS DISCUSSION AND ANALYSIS

Financial Condition and Results of Operations

The consolidated financial statements include the accounts of Old Second Bancorp, Inc.(the Corporation) and its subsidiaries, all of which are wholly owned.

On May 13, 1997, the Corporation issued 111,706 shares of common stock to acquire 100% of the outstanding common stock of Maple Park Bancshares, Inc. (Maple Park) which included First State Bank of Maple Park (First State Bank) and Maple Park Mortgage Company (Maple Park Mortgage). The two bank facilities of First State Bank, located in Maple Park and Kaneville, became branches of The Old Second National Bank (Old Second). Maple Park Mortgage has offices in Bannockburn, St. Charles, Sycamore and Oswego. The acquisition was accounted for as a pooling-of-interests; accordingly, all financial information for prior periods has been restated to include the accounts and results of operations of Maple Park. Maple Park had total assets of $59,266,000 at May 13, 1997. During 1997, the Corporation also added new bank branches in Oswego and Elburn. With the acquisition of Maple Park and the additions of Oswego and Elburn, the Corporation increased the total number of locations to eighteen full-service bank facilities, three trust locations and four mortgage banking offices.

The Corporation continues to improve and develop operations designed to bring state-of-the-art products and services to customers. During 1997, we introduced "O2 PC Bank" which allows customers to access their banking through a personal computer from their home or office. "O2 PC Bank" also allows customers to pay all of their bills electronically in the United
States. We also updated our Infoline telephone banking system to include features such as transferring money between accounts, receiving a fax statement on checking or savings accounts, issuing a stop payment on a check and accessing information on certificates of deposits. The addition of Maple Park Mortgage expands the wide selection of home, adjustable rate, fixed rate and conventional mortgages available to customers. The New Leaf division of Maple Park Mortgage is located in St. Charles and specializes in assisting prospective and current homeowners who do not qualify in the traditional market to obtain mortgages. Loan originators are available at all 18 Old Second banking locations in addition to four Maple Park Mortgage offices for added customer convenience. Our efforts to meet the needs of our growing markets through new locations, products and services helped us reach many financial goals during 1997.

At December 31, 1997, total assets of $948,371,000 were $58,527,000 (6.6%)
higher than year-end 1996. Gross loans of $534,980,000 were up $52,676,000 (10.9%) and deposits of $788,929,000 decreased by $1,040,000.

Throughout 1997, the Fox Valley area continued to grow due to strong housing and business development resulting in increased demand for real estate loan products, both commercial and residential. Construction and real estate mortgage loans represented $330,262,000 of gross loans at year-end 1997, an increase of $41,083,000 (14.2%) from year-end 1996. Mortgage loans held for sale increased to $26,927,000 at year-end 1997 from $6,137,000 the prior year-end.

Deposits were down slightly from year-end 1996 due primarily to anticipated decreases at the Ottawa and Maple Park locations which declined $17,403,000. On a consolidated basis, demand and savings deposits were down $3,572,000 (3.0%) and $615,000 (0.2%), respectively, from year-end 1996. Time deposits have grown $3,147,000 (0.9%) since December 31, 1996.

The Corporation also took advantage of additional funding sources including securities sold under agreements to repurchase and a note payable. Securities sold under agreements to repurchase increased to $22,926,000 from $1,838,000 in 1996. Additionally, a note payable of $24,133,000 at year-end 1997 relates to a line of credit used by Maple Park Mortgage to fund residential mortgages held for sale.

Net income for 1997 of $9,594,000 was up $1,257,000 (15.1%) from 1996, following a decrease of $419,000 (4.8%) in 1996 over 1995.

Net interest income for 1997 of $34,127,000 was up $2,228,000 from 1996 following an increase of $982,000 in 1996 over 1995. Increases in both years were primarily due to volume.

Management's quarterly review of the adequacy of the allowance for possible loan losses and the amount of the provision for possible loan losses is based on various factors, such as the nature and volume of the loan portfolio, historical loss experience and changes in economic conditions. The provision for possible loan losses for 1997 totaled $1,256,000 compared to $748,000 in 1996 and $3,399,000 in 1995. As anticipated during negotiations with Maple Park, Management conformed Maple Park's methodology for recording the allowance for possible loan losses to Old Second's and an additional provision in 1997 was required. The provision for possible loan losses in 1996 and 1995 included $35,000 and $3,096,000 respectively for Maple Park. The subsidiaries realized net loan charge-offs of $1,301,000, $466,000, and $3,083,000 in 1997, 1996 and 1995,
respectively, which includes net charge-offs of $269,000, $480,000, and $2,703,000 for Maple Park prior to acquisition.

Total other income for 1997 of $13,959,000 was substantially the same as 1996 which was $4,274,000 lower than 1995. Increases in trust fees and service charges on deposit accounts in 1997 were offset by lower mortgage servicing income. Trust fees of $3,917,000 in 1997 were at record high levels increasing $207,000 (5.6%) from 1996; the fees in 1996 were $660,000 (21.6%)
higher than 1995. Service charges on deposit accounts of $3,134,000 were up from $2,907,000 in 1996; 1996 levels increased $298,000 from 1995. The fluctuations in secondary mortgage fees and gains on sales of loans correspond to the changing demands of customers as they took advantage of refinancing during periods of declining interest rates.

Total other expenses for 1997 of $33,218,000 were up $77,000 from 1996 following a decrease of $476,000 in 1996 over 1995. The productivity ratio, defined as net interest income plus non-interest income divided by non-interest expenses, measures the effectiveness of the Corporation to generate interest and non-interest income, while controlling costs necessary to deliver quality products and service to customers. The productivity ratio was 145% in 1997, 138% for 1996 and 146% in 1995.

Salaries and employees benefits of $17,953,000 in 1997 were up slightly (2.6%) from 1996 which was substantially the same as 1995. The rate of increase in 1997 and 1996 was slowed due partially to the implementation of the cost- effective health care program in 1996 which resulted in increased employee usage of health maintenance organizations.

Net occupancy for 1997 was $2,162,000, a decrease of $54,000 from 1996 which was $222,000 higher than 1995. The 1997 expense included costs associated with establishing the Oswego branch. The increase in 1996 included costs associated with the Wal-Mart branch as well as higher maintenance and utilities costs for our expanded network of offices.

Furniture and equipment costs were $3,275,000 for 1997 compared to $3,299,000 in 1996 and $2,706,000 in 1995. The increase in expenses since 1995 reflect technology-related decisions of Management which included costs to expand our electronic banking capabilities with home banking and an income tax payment system for customers. 1997 and 1996 also include costs related to establishing new locations.

The premium for FDIC insurance is established by the federal regulatory agency and was substantially reduced in 1995. The current premium structure allows for varying rates based upon capitalization levels and soundness criteria. Prior to acquisition, Maple Park was not assessed premium rates at the lowest possible level. As of December 31, 1997, the strength of the subsidiaries' financial condition will result in premium rates assessed at the lowest possible level. The expense for FDIC insurance was $179,000 in 1997, $151,000 in 1996 and $802,000 in 1995.

Marketing costs for 1997 were $1,126,000 compared to $1,119,000 in 1996 and $964,000 in 1995. Marketing expenses were higher in 1997 than 1996 because of higher discretionary marketing expenses. Stationery and supplies costs declined the past two years: total expenses were $941,000 in 1997, down $81,000 from 1996, which was $214,000 lower than 1995. The Corporation has successfully controlled costs in other expenses - other. These expenses were $6,454,000 in 1997, $79,000 higher than 1996 which was $885,000 lower than the 1995 total.

Income tax expense resulted in effective tax rates for 1997, 1996 and 1995 of 29.5%, 30.3% and 27.8%, respectively. The increase in the effective tax rate in 1996 was mainly attributable to a decrease in interest exempt from federal income taxes. Generally, tax-exempt securities yield lower rates due to the tax benefit factor. In making investment decisions, Management analyzes the tax-exempt yield adjusted for the tax benefit on tax-exempt securities in comparison to the yield available on taxable investments. Selection of specific investments is intended to maximize net income after taxes while considering the level of risk.

In 1997, the Corporation adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share", which prescribes the computation, presentation and disclosure requirements for earnings per share. The effect of adopting SFAS No. 128 was not material.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Corporation's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the Corporation's available-for-sale securities, which currently are reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income. The adoption of SFAS No. 130 will not be material to the Corporation.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which addresses the reporting of financial information from operating segments in annual and interim financial statements. The Corporation will apply SFAS No. 131 to financial statements presented after December 31, 1997 and, based on current circumstances, believes the effect of adoption will not be material.

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

For the year ended December 31, 1997, cash provided by operating activities resulted in cash outflows of $3,765,000; while for years ended December 31, 1996 and 1995, there were cash inflows of $32,192,000, and $778,000, respectively. Generally, cash inflows and outflows from operating activities result primarily from interest received in excess of the sum of interest paid and amounts paid to suppliers and employees plus the change in cash flows for mortgage loans originated, purchased and sold.

The primary components of cash flows used in investing activities are funding and repayment of customer loans and purchases, sales and maturities of investment securities. During 1997, the excess cash inflows from financing activities (discussed in the following paragraph) have been used to meet increased loan demand. The net cash outflows from investing activities were $34,440,000, $74,225,000 and $38,805,000 for 1997, 1996, and 1995,
respectively. Cash flows provided by financing activities are primarily attributable to fluctuations in deposit levels, other short-term borrowings, notes payable and the payment of dividends to stockholders. During 1997, cash inflows of $44,223,000 from financing activities resulted primarily from increases in short-term borrowings and notes payable. Cash inflows from financing activities, primarily the result of increases in deposits, were $36,119,000 and $41,850,000 in 1996 and 1995, respectively.

As Management attempts to efficiently use funds available for investing activities while maintaining adequate liquidity, cash and cash equivalents increased from $81,007,000 at year-end 1996 to $87,025,000 at year-end 1997. The net cash flows in 1996 resulted in a decline of $5,914,000 in cash and cash equivalents from year-end 1995.

The Corporation has several additional sources of liquidity including the unpledged portion of available-for-sale investment securities which at 19.0% of total assets represents a significant source of liquidity. Other sources include maturing loans and, to a lesser degree, the ability to borrow funds from correspondent banks and obtain funds in the federal funds and repurchase agreement markets.

The cash requirements of the parent company have been met by dividends from its subsidiaries, which are the primary source of funds for dividends paid by the Corporation to stockholders. Dividend payments from the subsidiaries to the parent company are subject to limitations under certain banking regulations. However, certain amounts of retained earnings of the subsidiaries are free of such limitations. Management believes that the cash needs of the parent company can be met by dividend payments from the subsidiaries since a sufficient amount of subsidiaries' retained earnings is free of regulatory restrictions (See Note P - Dividend Limitation).

Management feels that adequate liquidity has been maintained to meet cash flow requirements and is not aware of any known trends, events or uncertainties that will have, or that are reasonably likely to have, a material effect on the Corporation's or any subsidiaries' liquidity, capital resources or operations.

Interest Rate Risk

The management of interest rate sensitivity is accomplished by monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. Amounts are positioned into rate maturity periods based upon contractual or historical experience or frequency of repricing the respective assets and liabilities. Theoretically, in a

MANAGEMENTS DISCUSSION AND ANALYSIS- (continued)

period of rising interest rates it is preferable to have what is commonly known as a positive gap (interest-earning assets in excess of interest-bearing liabilities) because more interest-earning assets should mature or reprice within a given time period than interest-bearing liabilities to increase interest income in excess of the increase in interest expense. Conversely, in a period of declining interest rates it is preferable to be in a negative gap position (interest-bearing liabilities in excess of interest-earning assets) because more interest-bearing liabilities should mature or reprice resulting in lower interest expense in excess of the decline in interest income. Because assets and liabilities do not reprice in exactly the same manner as interest levels change, the theory noted herein should not be used as the sole indicator of how the Corporation would be affected by changes in interest rates.

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

Many organizations use financial derivative products to provide greater flexibility in managing interest rate risk. Derivative financial instruments derive their value from the performance of assets, interest or currency exchange rates, or indexes. Derivative products include a wide assortment of financial contracts including structured notes, swaps, futures, options, forwards and various combinations thereof. These products vary greatly with respect to complexity and risk. The Corporation has invested in several types of structured notes that are classified as derivatives. All structured notes held by the Corporation are debt securities issued by U.S. government agencies. Although classified as available-for-sale, the Corporation has the ability to hold these investment securities to maturity and intends to do so; therefore, any unrealized gains or losses resulting from price fluctuations are considered temporary and are not expected to be realized by the Corporation. At December 31, 1997, the Corporation held structured notes of approximately $19,923,00 all of which mature in one to five years.

The following table provides information as of December 31, 1997 about the Corporation's financial instruments that are sensitive to changes in interest rates. Except for the effects of prepayments on mortgage related assets, the table presents principle cash flows and related weighted average interest rates by the earlier of term to repricing or contractual term to maturity. Principal payments on loans are included according to scheduled payments and maturity dates. The Corporation assumes that a portion of savings deposits are core deposits which are expected to roll off in over two years.

     MANAGEMENT'S DISCUSSION

                                       MATURITY OR REPRICING
                       ------------------------------------------------------
                       Within  3 Months   6 Months  One Year    Over
                         3       to 6      to One    to Two     Two
                       Months   Months      Year     Years     Years     Total
                       ------------------------------------------------------
Interest earning
  financial assets:
Interest bearing
  deposits  with banks      350                                           350
Weighted average
  interest  rate          5.00%                                         5.00%
Federal funds sol        46,050                                        46,050
Weighted average
  interest rate           5.35%                                         5.35%
Investment securities    24,486   7,186     19,754   42,916  170,125  264,467
Weighted average
  interest ra             5.53%   7.38%      6.13%    6.25%    6.25%    6.20%
Loans held for sale      26,927                                        26,927
Weighted average
  interest rate           7.50%                                         7.50%
Commercial loans
    Fixed rate           19,154   9,169     12,699   12,297   22,958   76,277
       Weighted average
         interest rate    8.86%   8.80%      8.82%    8.89%    8.86%    8.85%
    Variable rate       102,891     354        960    1,939    1,898  108,042
       Weighted average
         interest rate    9.33%  10.27%      9.52%    9.51%    9.42%    9.34%
Real estate loans
    Fixed rate           11,726   9,558     15,182   30,299   76,013  142,778
       Weighted average
         interest rate    9.09%   8.84%      8.57%    8.79%    8.82%    8.80%
    Variable rate        23,093   1,999      6,332    8,303   66,061  105,788
       Weighted average
         interest rate    8.98%   8.42%      8.13%    8.02%    8.08%    8.28%
Installment loans
    Fixed rate            7,181   6,700     11,937   20,637   28,316   74,771
       Weighted average
         interest rate    9.02%   9.08%      9.05%    8.54%    8.58%    8.73%
    Variable rate         1,180                                         1,180
       Weighted average
         interest rate    9.46%                                         9.46%
Other loans
    Fixed rate            3,418                66      1636      297     5417
       Weighted average
         interest rate    8.90%             7.50%     8.10%    7.23%    7.50%
   Variable rate         20,325                                        20,325
       Weighted average
         interest rate    9.65%                                         9.65%

Interest bearing
         financial
         liabilities:

Savings deposits        203,902                              100,755  304,657
       Weighted average
         interest rate    2.97%                                2.80%    2.91%
Certificates of
  deposits              121,080   61,938    77,302    49,499  59,689  369,508
       Weighted average
         interest rate    5.76%    5.69%     5.68%     5.69%   5.44%    5.67%
Securities sold under
       agreements to
       repurchase and
       short-term
       borrowings        29,344   1,629         50                     31,023
          Weighted
          average
          interest rate   4.63%   5.34%       5.56%                     4.67%
Notes payable            24,133                                        24,133
       Weighted average
          interest rate   6.50%                                         6.50%

Period gap              (91,678)  (28,601)  (10,422)  68,528  205,224 143,051
Cumulative gap          (91,678) (120,279) (130,701) (62,173) 143,051


Capital and Dividends

Total stockholders' equity of $92,121,000 at year-end 1997 increased $7,921,000 from 1996 due to higher retained earnings and an increase in the net unrealized gain on investments offset by dividends declared to stockholders.Available-for-sale investment securities are reported at market value on the Balance Sheet with the net unrealized gain (loss) on investments reported as a separate component of stockholders' equity. Since the Corporation generally holds investment securities until maturity, the net unrealized gain (loss) resulting from market fluctuations is considered temporary and is not expected to be realized.

Stockholders' equity before net unrealized gain on investments at December 31, 1997 is 9.6% of total assets, up from 9.4% in 1996. The equity to asset ratio including the effect of the net unrealized gain on investments is 9.7% at December 31, 1997 compared to 9.5% at year-end 1996. The equity to asset ratios (leverage ratios) continue to be maintained at adequate levels.

The Federal Reserve Board has established risk-based capital guidelines which include minimum capital requirements (see Note Q-Regulatory Matters). At December 31, 1997, the minimum total and Tier 1 risk-based capital ratios were 8.00% and 4.00%, respectively. As of December 31, 1997, the Corporation's total and Tier 1 risk-based capital ratios were 14.8% and 13.7%, respectively. Total and Tier 1 risk-based capital ratios were 15.0% and 13.8%, respectively, at December 31, 1996.

During 1997, dividends declared were $.19 per share during the first quarter, $.20 per share during second, third and fourth quarters with a year-end extra dividend of $.10 for a total of $.89. During 1996, the Corporation declared total dividends of $.83 per share.

Impact of Year 2000

The Corporation is currently in the process of addressing a potential problem that faces all users of automated systems including information systems.
Many computer systems process transactions based on two digits representing the year of transaction, rather than a full four digits. These computer systems may not operate properly when the last two digits become "00", as will occur on January 1, 2000. The problem could effect a wide variety of automated information systems, such as mainframe applications, personal computers, communications systems, environmental systems and other information systems.

The Corporation has identified areas of operations critical for the delivery of its products and services. The majority of the programs/applications used in the Corporation's operations are purchased from outside vendors. The vendors providing the software are responsible for maintenance of the systems and modifications to enable uninterrupted usage after December 31, 1999. The Corporation's plan includes identification of the problems by performing an inventory of all software applications, obtaining certification of compliance from third parties and testing all of the impacted applications (both internally developed and third-party provided). The Corporation's goal is to have the plan complete and to be fully compliant by December 31, 1998. The vendor of the Corporation's core operating system has already provided certification of compliance with the year 2000 issue. Testing of the system will occur during 1998. Contingency plans, if any are needed, will be developed during 1998 to address potential problems that are identified. The Corporation's plan also includes reviewing any potential risks associated with the loan and investment portfolios due to the year 2000 issue.

Based on currently available information, Management does not anticipate that the cost to address year 2000 issues will have a materially adverse impact on the Corporation's financial condition or results of operations.

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

                         SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands except share and per share data)
Old Second Bancorp, Inc. and Subsidiaries

                           1997       1996       1995      1994       1993
                         -------   --------     ------    ------     ------
BALANCE SHEET ITEMS
     AT YEAR-END
Total Assets            $948,371   $889,844   $847,165  $786,502   $730,528
Net Loans                527,709    474,946    455,341   403,281    374,413
Total Deposits           788,929    789,969    737,991   696,903    643,853
Notes Payable             24,133      1,017     11,407     5,230      4,108
Stockholders' Equity
     Before Net
     Unrealized Gain
     (Loss) on
     Investments          90,768     83,896     78,096    71,489
Total Stockholders'
     Equity               92,121     84,200     79,615    65,679     67,285

RESULTS OF OPERATIONS
Net Interest Income     $ 34,127   $ 31,899   $ 30,917  $ 29,829   $ 28,277
Provision for Possible
     Loan Losses           1,256        748      3,399     1,782      1,519
Net Income                 9,594      8,337      8,756     6,445      8,947

PER SHARE DATA
Net Income - Basic       $  3.15    $  2.73    $  2.87   $  2.11    $  2.93
Net Income - Diluted        3.14       2.73       2.87      2.11       2.93
Dividends Declared           .89        .83        .70       .63        .57
Stockholders' Equity Before
     Net Unrealized Gain
     (Loss) on
     Investments           29.77      27.51      25.61     23.44
Total Stockholders'
     Equity                30.21      27.61      26.11     21.54      22.06

WEIGHTED AVERAGE SHARES
     OUTSTANDING       3,049,190  3,049,292  3,049,412  3,049,412  3,049,412
SHARES OUTSTANDING
     AT YEAR-END       3,049,190  3,049,190  3,049,412  3,049,412  3,049,412

Note: The Selected Consolidated Financial Data for prior years has been restated to reflect the acquisition of Maple Park Bancshares, Inc., which was accounted for as a pooling-of-interests. Per share numbers and amounts give retroactive effect to a five-for-four stock split in 1996.

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)
Old Second Bancorp, Inc. and subsidiaries

                                                     December 31,
                                                 1997            1996
                                               -------         --------
ASSETS
     Cash and Due From Banks                  $ 40,625         $ 40,132
     Interest Bearing Deposits with Banks          350              200
     Federal Funds Sold                         46,050           40,675
                                              ---------        --------
     Total Cash and Cash Equivalents            87,025           81,007

     Available-for-Sale
        Investment Securities                  264,467          287,064
     Loans Held for Sale                        26,927            6,137
     Loans                                     534,980          482,304
         Less:  Allowance for Possible
                   Loan Losses                   6,923            6,968
                   Unearned Income                 348              390
                                              ----------       ---------
     Loans, Net                                527,709          474,946
     Premises and Equipment, Net                20,805           19,410
     Other Assets                               21,438           21,280
                                               -------          -------
TOTAL ASSETS                                  $948,371         $889,844
                                               =======          =======

LIABILITIES
     Deposits
          Demand                              $114,764         $118,336
          Savings                              304,657          305,272
          Time                                 369,508          366,361
                                             ----------        ---------
          Total Deposits                       788,929          789,969

     Securities Sold Under
        Agreements to Repurchase                22,926            1,838
     Other Short-term Borrowings                 8,097            4,401
     Notes Payable                              24,133            1,017
     Other Liabilities                          12,165            8,419
                                               -------          -------
TOTAL LIABILITIES                              856,250          805,644

STOCKHOLDERS' EQUITY
     Preferred Stock, no par value:
     300,000 shares authorized, none issued
     Common Stock, no par value:
     shares authorized: 6,000,000
     issued and outstanding: 3,049,190          15,844           15,844
     Retained Earnings                          74,924           68,052
                                               ---------       ----------
     Stockholders' Equity Before
     Net Unrealized Gain on Investments         90,768           83,896
     Net Unrealized Gain on Investments          1,353              304
                                                ------           ------
TOTAL STOCKHOLDERS' EQUITY                      92,121           84,200
                                                ------           ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $948,371         $889,844
                                               =======          =======

See accompanying notes.

                         CONSOLIDATED STATEMENTS OF INCOME

(in thousands except share and per share data)
Old Second Bancorp, Inc. and Subsidiaries

                                    for the years ended December 31,
                                   1997              1996             1995
INTEREST INCOME                  --------         -------          -------
     Loans                        $46,422         $40,959          $39,288
     Investment Securities:
          Taxable                  13,025          12,723           12,537
          Exempt from Federal
              Income Taxes          3,302           3,755            4,118
     Federal Funds Sold             2,407           2,227            2,274
     Interest Bearing Deposits
        with Banks                     22              22               22
                                   ------          ------           ------
          Total Interest Income    65,178          59,686           58,239
                                   ------          ------           ------
INTEREST EXPENSE
     Savings Deposits               7,920           7,735            8,175
     Time Deposits                 21,672          19,512           18,071
     Other Borrowings               1,459             540            1,076
                                   ------          ------           ------
          Total Interest Expense   31,051          27,787           27,322
                                   ------          ------           ------
          Net Interest Income      34,127          31,899           30,917
PROVISION FOR POSSIBLE
    LOAN LOSSES                     1,256             748            3,399
                                   ------          ------           ------
          Net Interest Income
             After Provision
             for Possible
             Loan Losses           32,871           31,151          27,518
                                   ------           ------          ------
OTHER INCOME
     Trust Fees                     3,917            3,710           3,050
     Service Charges on
Deposit Accounts                    3,134            2,907           2,609
     Secondary Mortgage Fees          926              915           2,012
     Mortgage Servicing Income        484            1,161           1,580
     Gain on Sale of Loans          4,035            3,609           3,262
     Gain on Sale of Mortgage
        Servicing Rights                                             3,700
     Other                          1,463            1,658           2,021
                                   ------           ------          ------
          Total Other Income       13,959           13,960          18,234
                                   ------           ------          ------
OTHER EXPENSES
     Salaries and Employee
        Benefits                   17,953           17,493          17,420
     Net Occupancy of Premises      2,162            2,216           1,994
     Furniture and Equipment        3,275            3,299           2,706
     FDIC Insurance                   179              151             802
     Marketing                      1,126            1,119             964
     Stationery and Supplies          941            1,022           1,236
     Amortization of Intangibles    1,128            1,466           1,235
     Other                          6,454            6,375           7,260
                                   ------           ------          ------
     Total Other Expenses          33,218           33,141          33,617
                                   ------           ------          ------
INCOME BEFORE INCOME TAXES         13,612           11,970          12,135
INCOME TAX EXPENSE                  4,018            3,633           3,379
                                   ------           ------          ------
NET INCOME                        $ 9,594          $ 8,337         $ 8,756
                                    =====            =====          ======
NET INCOME PER SHARE - BASIC      $  3.15          $  2.73         $  2.87
NET INCOME PER SHARE - DILUTED       3.14             2.73            2.87
WEIGHTED AVERAGE
   SHARES OUTSTANDING           3,049,190        3,049,292       3,049,412

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

                                  for the years ended December 31,
CASH FLOWS FROM                   1997            1996            1995
  OPERATING ACTIVITIES:          -------        --------        --------
     Interest Received           $64,620         $60,106        $57,963
     Interest Paid               (31,194)        (27,548)       (26,300)
     Paid to Suppliers and
       Employees                 (26,665)        (26,654)       (30,302)
     Trust Fees Received           3,917           3,710          3,050
     Income Taxes Paid            (3,695)         (4,176)        (3,105)
     Service Charges Received
       on Deposit Accounts         3,134           2,907          2,609
     Mortgage Loan Originations
       and Purchases            (279,450)       (346,212)      (374,686)
     Mortgage Loans Sold to
       Secondary Market          262,695         366,325        365,936
     Other Income Received         2,873           3,734          5,613
                                 -------         -------        -------
     Net Cash Provided By
       Operating Activities       (3,765)         32,192            778
                                 -------         -------        -------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
     Net Increase in Loans       (54,019)        (42,994)       (43,447)
     Purchases of Available-
       for-Sale Securities       (57,078)        (90,193)       (54,977)
     Proceeds from Sales and
       Maturities of Available-
         for-Sale Securities      80,809          64,972         57,399
     Net Cash and Cash
       Equivalents Disbursed
       For Acquisitions                           (3,505)
     Net Proceeds on Sales
       (Purchases) of Mortgage
       Servicing Rights             (530)           (706)         4,164
     Capital Expenditures         (3,271)         (1,967)        (2,595)
     Other, Net                     (351)            168            651
                                 -------         -------        -------
     Net Cash Used In
       Investing Activities      (34,440)        (74,225)       (38,805)
                                 -------         -------        -------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
     Net Increase (Decrease)
       in Deposits                (1,040)         51,978         41,088
     Net Increase (Decrease)
       in Other Short-term
       Borrowings                 24,784          (2,900)         7,347
     Net Proceeds (Payments)
       of Notes Payable           23,116         (10,390)        (1,608)
     Dividends Paid               (2,689)         (2,478)        (1,970)
     Other, Net                       52             (91)        (3,007)
                                  ------          -------        ------
              Net Cash Provided
                By Financing
                Activities        44,223          36,119         41,850
                                 -------         -------        -------
     Net Increase (Decrease) in
       Cash and Cash Equivalents   6,018          (5,914)         3,823
     Cash and Cash Equivalents
       at Beginning of Year       81,007          86,921         83,098
                                 -------         -------        -------
     Cash and Cash Equivalents
       at End of Year            $87,025         $81,007        $86,921
                                  ======          ======         ======

RECONCILIATION OF NET INCOME
  TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
     Net Income                   $ 9,594       $ 8,337       $ 8,756
     Adjustments to Reconcile
       Net Income to Net Cash
       Provided By Operating
       Activities:
     Depreciation                   1,876        1,711          1,958
     Provision for Possible
       Loan Losses                  1,256          748          3,399
     Increase (Decrease) in
       Current Taxes Payable          606         (177)           306
     Deferred Taxes, Net             (282)        (365)          (284)
     Net (Increase) Decrease
       in Mortgages Held
       for Sale                   (20,790)      16,504        (12,012)
     (Increase) Decrease in
       Interest Receivable         (1,145)         168           (384)
     Increase (Decrease) in
       Interest Payable              (143)         237            747
     Premium Amortization/
       Discount Accretion
       on Investments, Net            587          252            577
     Amortization of
       Intangible Assets            1,128        1,466          1,235
     Increase (Decrease)
       in Accrued Expenses          3,476         (187)         1,472
     (Increase) Decrease in
       Prepaid Expenses                73        3,498         (1,374)
     Gain on Sale of Mortgage
       Servicing Rights                                        (3,700)
     Securities Gains                  (1)                        (45)
     Other                                                        127
                                  --------     -------        --------
     Total Adjustments            (13,359)      23,855         (7,978)
                                  --------     -------        -------
     Net Cash Provided By
       Operating Activities      $ (3,765)    $ 32,192         $  778
                                   =======     =======        =======

See accompanying notes.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in thousands except per share data)
Old Second Bancorp, Inc. and Subsidiaries

                                                   Net Unrealized
                            Common     Retained    Gain (Loss) on
                            Stock      Earnings    Investments       Total
                          ----------   --------    ---------------   --------
Balance at January
  1, 1995                  $15,844     $55,645        (5,810)        $65,679

     Net Income
       for 1995                          8,756                         8,756
     Dividends Declared
       ($.70 per share)                 (2,149)                       (2,149)
     Change in Net
       Unrealized Gain
       (Loss) for 1995                                 7,329           7,329
                           -------      ------        ------         -------
Balance at December
  31, 1995                  15,844      62,252         1,519          79,615

     Net Income
       for 1996                          8,337                         8,337
     Dividends Declared
       ($.83 per share                  (2,537)                       (2,537)
     Change in Net
       Unrealized Gain
       (Loss) for 1996                                (1,215)         (1,215)
                          -------       ------        ------         -------
Balance at December
  31, 1996                 15,844       68,052           304          84,200

     Net Income
       for 1997                          9,594                         9,594
     Dividends Declared
       ($.89 per share)                (2,722)                        (2,722)
     Change in Net
       Unrealized Gain
       (Loss) for 1997                                 1,049           1,049
                           -------    -------        -------         -------
Balance at December
  31, 1997                 $15,844    $74,924        $ 1,353         $92,121
                            ======    =======         ======         =======

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Old Second Bancorp, Inc. and Subsidiaries

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Old Second Bancorp, Inc. (the Corporation) and its subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation. The following is a description of the more significant of these policies:

Consolidation
The consolidated financial statements include the accounts of Old Second Bancorp, Inc. and its wholly-owned subsidiaries: The Old Second National Bank of Aurora, The Old Second Community Bank of North Aurora, The Old Second Community Bank of Aurora, Yorkville National Bank, Burlington Bank, Kane County Bank and Trust, Bank of Sugar Grove, Maple Park Mortgage Company and Maple Park Bancshares, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

The Corporation is a multi-bank holding company, principally engaged in the business of attracting deposits and investing these funds, together with borrowings and other funds, to primarily originate commercial, real estate and consumer loans, and purchase investment securities. In addition to the bank subsidiaries, the Corporation has a mortgage banking subsidiary principally engaged in the business of originating, purchasing, selling and servicing residential mortgage loans. The Corporation conducts its activities from a network of offices in Kane, Kendall, DeKalb, DuPage, Lake and LaSalle counties.

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

Loans Held For Sale
The Corporation's mortgage subsidiary originates residential real estate mortgage loans which are to be sold in the secondary market, including loans secured under programs with the Federal Home Loan Mortgage Corporation ("FHLMC"), and the Federal National Mortgage Association ("FNMA"). Mortgage loans held for sale may be hedged with forward sales commitments in order to minimize interest rate market exposure by contracting for the sale of loans in the future at specific prices. Gains and losses from hedging transactions on residential real estate mortgage loans held for sale are included in the cost of the loans in determining the gain or loss when the loans are sold. Residential real estate mortgage loans held for sale are carried at the lower of aggregate cost or fair value.

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

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to ten years for furniture and equipment principally by the use of accelerated depreciation methods.

Expenditures for maintenance and repair are expensed as incurred and expenditures for major renovations are capitalized. The cost of property retired or otherwise disposed of is applied against the related accumulated depreciation to the extent thereof, and any gain or loss on disposition is recognized at the time of disposal.

Real Estate Owned
Real estate owned is initially recorded at the lower of net book value or fair value, less estimated costs to sell. The excess of net book value over fair value at the foreclosure date is charged to the allowance for possible loan losses. Subsequent to foreclosure, any gain or loss on disposition is recognized at the time of disposal.

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

Income Taxes
The Corporation provides for deferred tax assets and liabilities which represent differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes arise because certain transactions affect the determination of taxable income for tax return purposes. Current tax expense is provided based upon the actual tax liability incurred for tax return purposes.

Per Share Amounts
Net income per share amounts are based upon the weighted average number of shares of Common Stock outstanding during each reported period. Prior year amounts have been restated to reflect the acquisition of Bank of Sugar Grove in 1995, a five-for-four stock split in 1996, and the acquisition of Maple Park in 1997.

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share". Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

Excess Purchase Price Over Fair Value Of Net Assets Acquired
The excess purchase price paid over the fair value of net assets acquired is included in other assets and is amortized into other expenses on a straight-line basis over fifteen years. This amount is periodically assessed to determine if impairment exists.

Financial Servicing Assets
During 1997, the Corporation adopted the requirements of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for various transfers of receivables and other financial assets that occurred during the year. Adoption did not have a material effect on the Corporation's financial position or results of operations.

NOTE B - ACQUISITION
On May 13, 1997 the Corporation issued 111,706 shares of common stock to acquire 100% of the outstanding common stock of Maple Park Bancshares, Inc. (Maple Park). The acquisition of Maple Park was accounted for as a pooling-of-interests; accordingly, all financial information for prior periods has been restated to include the accounts and results of operations of Maple Park.

Operating results for the Corporation and Maple Park prior to combination were as follows (in thousands):

                       For the Period Ended         For the Period Ended
                       May 12, 1997                 December 31, 1996
                       --------------------------  --------------------------
                       Old Second                    Old Second
                       Bancorp,     Maple            Bancorp,   Maple
                       Inc.         Park  Combined   Inc.       Park  Combined
                       ----------   ---- ---------   ---------  ----- --------
Net Interest Income       $10,910   $636   $11,546    $29,919  $1,980  $31,899
Net Income (Loss)           3,968   (142)    3,826     $9,632  (1,295)  $8,337

On December 27, 1996, the Yorkville National Bank, a wholly owned subsidiary of the Corporation, purchased deposits of $28,489,000 from First of America
- Ottawa branch (Ottawa) for a premium of $3,505,000. The acquisition included the purchase of certain loans and bank premises of Ottawa. The premium on deposits will be amortized on a straight-line basis over a 10 year period.

NOTE C - CASH AND DUE FROM BANKS
The subsidiaries maintain compensating cash balances under informal arrangements with their respective correspondents for services received. In addition, The Old Second National Bank of Aurora (Old Second) and Yorkville National Bank (Yorkville) are required to maintain certain average reserve balances with the Federal Reserve Bank. During 1997, average reserve balances with the Federal Reserve Bank were $7,853,000 and $982,000 for Old Second and Yorkville, respectively.

NOTE D - INVESTMENT SECURITIES
The amortized cost and estimated market values of investment securities at December 31, 1997 are as follows:

                                           Gross        Gross
                                Amortized  Unrealized   Unrealized   Market
                                Cost       Gains        Losses       Value
                                -------------------------------------------
U.S. Treasury                    $ 15,747    $   64       $   5    $ 15,806
U.S. Government Agencies          144,031     1,031         751     144,311
State & Political Subdivisions     75,398     1,870          68      77,200
Mortgage-Backed Obligations        25,336       120          49      25,407
Other                               1,743                             1,743
                                  -------     ------     -------    -------
                                 $262,255     $3,085     $   873   $264,467
                                  =======     ======      ======    =======

The amortized cost and estimated market values of investment securities at December 31, 1996 are as follows:

                                           Gross         Gross
                                Amortized  Unrealized    Unrealized  Market
                                Cost       Gains         Losses      Value
                                ------------------------------------------
U.S. Treasury                   $ 21,014    $   77      $   42    $ 21,049
U.S. Government Agencies         146,871       634       1,228     146,277
State & Political Subdivisions    83,062     1,436         280      84,218
Mortgage-Backed Obligations       33,752        98         206      33,644
Other                              1,876                             1,876
                                 -------     -----      ------    --------
                                $286,575    $2,245      $1,756    $287,064
                                 =======     =====      ======     =======

The contractual maturities of investment securities at amortized cost and estimated market value at December 31, 1997 are as follows:

                          Within    One to       Five to    Over
                          One Year  Five Years   Ten Years  Ten Years  Total
                          --------------------------------------------------
AMORTIZED COST
U.S. Treasury             $  8,451   $  7,296                        $ 15,747
U.S. Government Agencies    25,771    102,230     $11,730   $ 4,300   144,031
State & Political
  Subdivisions              10,608     29,111      24,892    10,787    75,398
Other                                       2                 1,741     1,743
                            ------     ------      ------    ------    ------
                           $44,830   $138,639     $36,622   $16,828
                            ======    =======      ======    ======
Mortgage-Backed Obligations                                            25,336
                                                                       ------
                                                                     $262,255
                                                                       ======
MARKET VALUE
U.S. Treasury             $  8,465   $  7,341                        $ 15,806
U.S. Government Agencies    25,644    102,665     $11,685   $ 4,317   144,311
State & Political
  Subdivisions              10,687     29,777      25,611    11,125    77,200
Other                                       2                 1,741     1,743
                            ------    -------      ------    ------    ------
                           $44,796   $139,785     $37,296   $17,183
                            ======    =======      ======    ======
Mortgage-Backed Obligations                                            25,407
                                                                      -------
                                                                     $264,467
                                                                      =======

At December 31, 1997 and 1996, securities with an approximate aggregate amortized cost of $82,237,000 and $55,284,000, respectively, were pledged as collateral for public and trust deposits and for other purposes as required or permitted by law.

NOTE E - LOANS
The composition of loans outstanding by lending classifications is as follows:

                                                  December 31,
                                             1997              1996
                                            -------          --------
Commercial, Financial and Agricultural     $146,591          $143,961
Real Estate - Construction                   43,095            40,437
Real Estate - Mortgage                      287,167           248,742
Installment                                  58,127            49,164
                                            -------           -------
                                           $534,980          $482,304
                                            =======           =======

In the normal course of business, the subsidiary banks extend credit to executive officers and directors, associates of such persons and entities in which these persons have significant interests. The following is an analysis of these loans which aggregated at least $60,000 per related party:

                                          for the years ended December 31,
                                             1997                1996
                                            ------             -------
Balance, Beginning of Year                 $16,125             $13,670
New Loans                                   49,868              23,497
Repayments                                 (49,430)            (22,328)
Other Changes                                  780               1,286
                                           -------             -------
Balance, End of Year                       $17,343             $16,125
                                           =======             =======

The subsidiary banks make commercial, agricultural, real estate and consumer loans to customers in their market area. There are no significant concentrations of loans where customers' ability to honor loan terms are dependent upon a single economic sector.

NOTE F - ALLOWANCE FOR POSSIBLE LOAN LOSSES
A summary of the activity in the allowance is as follows:

                                      for the years ended December 31,
                                      1997           1996        1995
                                    --------       --------    --------
Balance, Beginning of Year           $6,968         $6,686      $6,370
Recoveries                              341            435         535
Provisions for Possible Loan Losses   1,256            748       3,399
Charge-offs                          (1,642)          (901)     (3,618)
                                      -----          -----       -----
Balance, End of Year                 $6,923         $6,968      $6,686

NOTE G - PREMISES AND EQUIPMENT
The cost, accumulated depreciation and amortization, and net book value of premises and furniture and equipment are summarized below:

                                            December 31, 1997
                               -------------------------------------------
                                               Accumulated         Net
                                               Depreciation &      Book
                                     Cost      Amortization        Value
                                ------------------------------------------
Land                               $ 4,568                        $ 4,568
Buildings and Improvements          21,210       $ 8,548           12,662
Furniture and Equipment             13,941        10,366            3,575
                                    ------        ------           ------
                                   $39,719       $18,914          $20,805
                                    ======        ======           ======


NOTE G - PREMISES AND EQUIPMENT (continued)
The cost, accumulated depreciation and amortization, and net book value of premises and furniture and equipment are summarized below:

                                            December 31, 1996
                                   ----------------------------------------
                                                 Accumulated        Net
                                                 Depreciation &     Book
                                      Cost       Amortization       Value
                                   ---------------------------------------
Land                               $ 4,146                         $ 4,146
Buildings and Improvements          19,571         $ 7,891          11,680
Furniture and Equipment             12,761           9,177           3,584
                                    ------          ------          ------
                                   $36,478         $17,068         $19,410
                                    ======          ======          ======

NOTE H - MORTGAGE SERVICING RIGHTS
The changes in the Corporation's servicing assets are as follows.

                                         for the years ended December 31,
                                         1997                    1996
                                        --------                --------
Balance, Beginning of Year               $2,403                 $2,120
Additions                                   530                    706
Less: Amortization                         (390)                  (423)
                                         ------                 ------
Balance, End of Year                     $2,543                 $2,403
                                         ======                 ======


For purposes of measuring impairment, the Corporation stratifies the pools of assets underlying the servicing assets by loan type and interest rate.
A valuation allowance is recorded where the fair value is below the carrying amount of specific stratifications, even though the overall fair value of the servicing assets exceeds amortized cost.

The changes in the Corporation's valuation allowance for serving assets are as follows:

                                   for the years ended December 31,
                                   1997             1996           1995
                                  -------          -------        -------
Balance, Beginning of Year         $252             $171
Provisions of Impairment                              81           $171
Less: Recoveries
                                   ----             ----           ----
Balance, End of Year               $252             $252           $171
                                   ====             ====           ====

NOTE I - TIME DEPOSITS OF $100,000 OR MORE
Time Deposits of $100,000 or more were $70,457,000 and $77,748,000 at
December 31, 1997 and 1996, respectively.

NOTE J - NOTES PAYABLE
$24,133,000 was outstanding at December 31, 1997 for a line of credit extended to Maple Park Mortgage for the funding of loans held for sale. There is $30,000,000 available through this line of credit which is due on July 1, 1998. Interest payments are due on a monthly basis at a rate of 1% over the previous month average Federal Funds rate. The note is unsecured and repayment is guaranteed by Old Second Bancorp, Inc.

At December 31, 1996, Maple Park had notes payable at $1,017,000 which required semi-annual payments of principal and interest at the prime rate. These notes were fully paid in 1997.

NOTE K - INCOME TAXES
A summary of the provision for income taxes is as follows:

                                           for the years ended December 31,
                                           1997         1996         1995
                                         --------     --------     ---------
Currently Payable, Principally Federal   $4,300       $3,998       $3,663
Deferred                                   (282)        (365)        (284)
                                         ------       ------       ------
                                         $4,018       $3,633       $3,379
                                         ======       ======        =====

Temporary differences between the tax bases of assets and liabilities and their financial reporting amounts give rise to deferred tax assets and liabilities. The Corporation has the following temporary differences with their approximate tax effects resulting in a net deferred tax asset:

                         December 31, 1997      December 31, 1996
                         -------------------  --------------------
                         Temporary   Tax       Temporary    Tax
                         Difference  Effect    Difference   Effect
                         ----------  ------    ----------   ------
Loan Loss Allowance       $ 6,426    $ 2,185     $ 6,251   $ 2,125
Pension                       649        221         624       212
Other Assets                2,186        743       2,448       833
                          -------    -------     -------   -------
Total Deferred Assets       9,261      3,149       9,323     3,170

Accumulated Depreciation   (2,602)      (884)     (2,566)     (873)
Accretion on Investment
  Securities                 (933)      (317)     (1,651)     (561)
Other Liabilities          (1,135)      (386)     (1,342)     (456)
                          -------     ------    --------   -------
Total Deferred
  Liabilities              (4,670)    (1,587)     (5,559)   (1,890)
                          -------     ------     -------   -------
Net Deferred Tax Asset      4,591      1,562       3,764     1,280
Tax Effect of Net
  Unrealized Gain
  on Investments           (2,212)      (859)       (489)     (190)
                          -------     -------     ------   -------
Net Deferred Tax Asset
  with Tax Effect of Net
  Unrealized Gain on
  Investments             $ 2,379      $ 703     $ 3,275   $ 1,090
                           ======       =====     =======   =======

The principal items affecting the deferred income tax component of the provision for income taxes are as follows:

                               for the years ended December 31,
                               1997              1996               1995
                            --------          --------           --------
Loan Loss Provision           $(60)             $(263)             $(402)
Accelerated Depreciation        11                 (6)                58
Pension Expense                 (9)               (35)               (44)
Accretion of Premiums and
  Discounts on Investment
  Securities                  (244)               (69)               244
Other, Net                      20                  8               (140)
                              ----               ----               ----
                             $(282)             $(365)             $(284)
                              =====              ====               ====

A reconciliation of the expected provision for income taxes at the statutory Federal income tax rate of 34% and the actual tax provision is as follows:

                                   for the years ended December 31,
                               1997            1996           1995
                            -------           -----          ------
                             Amount   %       Amount   %     Amount     %
                            -------- ----     ------- ----   -------   ----
Expected Total Tax
  Provision At Statutory
  Rate                      $ 4,628  34.0%   $4,070   34.0%  $ 4,126   34.0%
Decrease Resulting From
  Tax Exempt Income          (1,104) (8.1)   (1,226) (10.2)   (1,387) (11.4)
Increase Resulting From
  Goodwill Amortization         150   1.1       215    1.8       175    1.4
State Taxes                     183   1.3       376    3.1       294    2.4
Other, Net                      161   1.2       198    1.6       171    1.4
                             ------  ----    ------   ----    ------    ---
                            $ 4,018  29.5   $ 3,633   30.3%  $ 3,379   27.8%
                             ======  ====    ======   ====    ======   ====

                              Page 44

NOTE L - RETIREMENT PLANS
The Corporation has a non-contributory defined benefit retirement plan covering substantially all of its banking subsidiaries' full-time and regular part-time employees. Generally, benefits are based on years of service and compensation, as defined.

The following table sets forth the plan's funded status and amounts recognized in the Corporation's Consolidated Balance Sheets:

Actuarial present value              December 31,
  of benefit obligations:            1997           1996           1995
                                   -------        --------       -------
Vested benefit obligations          $5,391         $4,644         $4,638
Nonvested benefit obligations          343            300            261
                                     -----          -----          -----
Accumulated benefit obligation       5,734          4,944          4,899
Excess of projected benefit
  obligation over accumulated
  benefit obligation                 1,646          1,362          1,286
                                     -----          -----          -----
Projected benefit obligation         7,380          6,306          6,185
Plan assets at fair value,
  primarily listed common stocks,
  corporate, and U.S. Government
  and Agency bonds                   7,648          6,770          6,349
                                     -----          -----          -----
Plan assets in excess of
  projected benefit obligation         268            464            164
Unrecognized net (gain) or loss       (635)          (471)           187
Prior service cost not yet
  recognized in net periodic
  pension cost                          30           (71)           (135)
Unrecognized net asset at
  January 1, 1987,
  being amortized
  over 17 years                       (515)         (602)           (688)
                                     -----         -----           -----
Unfunded pension cost
  included in other liabilities     $ (852)       $ (680)         $ (472)
                                     =====         =====           =====

Net pension cost includes             for the years ended December 31,
  the following components:          1997             1996           1995
                                  --------          -------        -------
Service cost                         $ 417         $ 388           $ 280
Interest cost                          457           416             392
Actual return on plan assets        (1,077)         (848)           (931)
Net amortization and deferral          480           251             361
                                     -----         -----           -----
Net periodic pension cost            $ 277         $ 207           $ 102
                                     =====         =====           =====

Certain employees participating in the defined benefit plan are also covered by an unfunded supplemental retirement plan. The purpose of this plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans. The following table sets forth the status of this supplemental plan:

                                  for the years ended December 31,
                                            1997             1996
                                          -------           ------
Accumulated benefit obligation              $286             $429
Projected benefit obligation for
  service rendered to date                   373              429
Accrued pension liability                    170              134
Net periodic pension expense                  52               57

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations was 6.75% at December 31, 1997,
7.00 % at December 31, 1996 and 6.75% at December 31, 1995. The expected long-term rate of return on assets was 8.00% for each of the three years. The assumed rate of increase in future compensation levels was 4.50% for each of the three years.

The subsidiaries of the Corporation have contributory and non-contributory Profit Sharing Plans covering substantially all of their respective full-time and regular part-time employees. The amounts expensed with respect to these Profit Sharing Plans were $644,000 in 1997, $644,000 in 1996, and $649,000 in 1995.

NOTE M - EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share (share and per share data not in thousands):

                                              1997        1996      1995
                                             ------      ------    ------
Numerator for basic and diluted
 earnings per share - net income             $9,594      $8,337    $8,756
                                             ======      ======    ======
Denominator for basic earnings
  per share -weighted average
  shares outstanding                      3,049,190   3,049,292  3,049,412
Effect of dilutive securities -
  employee stock options                      4,944       1,121
                                           --------   ---------  ---------
Denominator for diluted earnings
  per share - adjusted weighted
  average shares outstanding              3,051,134   3,050,413  3,049,412
                                          =========   =========  =========
Earnings per share - basic                    $3.15       $2.73      $2.87
Earnings per share - diluted                   3.14        2.73       2.87

NOTE N - LONG TERM INCENTIVE PLAN
The Corporation has a Long-Term Incentive Plan under which stock options and stock appreciation rights may be granted to employees at the discretion of the Board of Directors. During 1997, 14,050 options which expire in 2007 were granted at an exercise price of $60.50. During 1996, 10,100 options were granted at an exercise price of $40.875 per share. These options expire in 2006. During 1995, 8,875 options expiring in 2005 were granted at an exercise price of $31.20 per share, and 8,875 options were granted at an exercise price of $36.80 per share. Of these options, 250 expired in 1996 and the remaining options expire in 2005. The exercise price of these options was equal to the market price of the underlying stock on the grant date. At December 31, 1997, 15,033 of the options were exercisable. No stock appreciation rights have been granted to date.

NOTE O - COMMITMENTS AND CONTINGENCIES
In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the financial statements. Commitments and contingent liabilities include financial instruments which involve, to varying degrees, elements of credit, interest rate and liquidity risk. In the opinion of Management, these do not represent unusual risks for the Corporation's subsidiaries and Management does not anticipate any significant losses as a result of these transactions. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 1997, are approximately $11,336,000. Firm commitments by the Corporation's subsidiaries to fund loans in the future are approximately $187,972,000 as of December 31, 1997. There are various other outstanding commitments and contingent liabilities arising in the normal course of business. Disposition of these, in the opinion of Management, will not have a material effect upon financial position.

NOTE P - DIVIDEND LIMITATION
Under certain banking regulations, regulatory approval is required before dividends declared by the Corporation's subsidiary Banks can exceed defined limits. At December 31, 1997, $17,645,000 of retained earnings of subsidiary Banks are free of such regulatory limitations. There are no such restrictions regarding the Corporation. As a practical matter, dividend payments are restricted to lesser amounts as a result of the maintenance of prudent capital levels.

NOTE Q - REGULATORY MATTERS
The subsidiaries of the Corporation are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiaries of the Corporation must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation's subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (as defined in the regulations). Risk-weighted assets are determined by weighing assets and off-balance sheet exposures according to their designated relative credit risks. Tier 1 capital includes certain classes of preferred stock and equity capital, net of certain adjustments for intangible assets and investments in non-consolidated subsidiaries. Total capital consists of Tier 1 capital plus subordinated debt, some types of preferred stock and an adjustment for allowance for possible loan losses. Management believes, as of December 31, 1997, the Corporation's subsidiaries meet all capital adequacy requirements to which they are subject.

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

                                                             To Be Well
                                                             Capitalized Under
                                         For Capital         Prompt Corrective
                             Actual      Adequacy Purposes:  Action Provisions:
                      -----------------  ------------------  -----------------
                       Amount    Ratio     Amount    Ratio    Amount    Ratio
                      --------  -------  ----------  ------   -------   ------
CONSOLIDATED:
As of December
  31, 1997
     Total Capital to
       Risk Weighted
       Assets          $90,378    14.8%    $48,877    8.0%    $61,096    10.0%
     Tier 1 Capital
       to Risk
       Weighted
       Assets           83,454    13.7      24,438    4.0      36,658     6.0
     Tier 1 Capital
       to Average
       Assets           83,454     8.8      37,878    4.0      47,347     5.0

As of December
  31, 1996
     Total Capital to
       Risk Weighted
       Assets           83,502     15.0     44,453    8.0      55,566    10.0
     Tier 1 Capital to
       Risk Weighted
       Assets           76,563     13.8     22,227    4.0      33,340     6.0
     Tier 1 Capital to
       Average Assets   76,563      9.3     32,835    4.0      41,044     5.0

OLD SECOND:
As of December
  31, 1997
     Total Capital to
       Risk Weighted
       Assets           50,202     13.7     29,271    8.0      36,589    10.0
     Tier 1 Capital to
       Risk Weighted
       Assets           46,520     12.7     14,636    4.0      21,953     6.0
     Tier 1 Capital to
       Average Assets   46,520      8.7     21,461    4.0      26,826     5.0

As of December
  31, 1996
     Total Capital to
       Risk Weighted
       Assets           45,057     15.1     23,941    8.0      29,927    10.0
     Tier 1 Capital to
       Risk Weighted
       Assets           41,669     13.9     11,971    4.0      17,956     6.0
     Tier 1 Capital to
       Average Assets   41,669      9.7     17,162    4.0      21,452     5.0

NOTE R - FAIR VALUE OF FINANCIAL INSTRUMENTS
Statements of Financial Accounting Standard Number 107, "Disclosure About Fair Value Of Financial Instruments" requires that the Corporation disclose estimates, methods, and assumptions used in determination of the fair values of the Corporation's financial instruments, as set forth below.

Cash and Cash Equivalents, Securities Sold Under Agreement to Repurchase and Other Short-Term Borrowings. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

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

The carrying amount and estimated fair value of the Corporation's financial instruments are as follows:

                              December 31, 1997          December 31, 1996
                              -----------------------    ---------------------
                                Carrying     Fair        Carrying      Fair
                                Amount       Value       Amount        Value
Financial Assets:             ----------   ----------    ---------     -------
     Cash and Cash
       Equivalents              $ 87,025   $ 87,025      $ 81,007     $ 81,007
     Available-for-Sale
       Securities                264,467    264,467       287,064      287,064
     Loans Held for Sale          26,927     26,927         6,137        6,137
     Loans, Net                  527,709    533,103       474,946      481,185
                                --------   --------      --------     --------
Total Financial Assets          $906,128   $911,522      $849,154     $855,393

Financial Liabilities:
     Deposits                   $788,929   $798,152      $789,969     $788,243
     Securities Sold Under
     Agreements to Repurchase     22,926     22,926         1,838        1,838
     Other Short-Term Borrowings   8,097      8,097         4,401        4,401
     Note Payable                 24,133     24,133         1,017        1,017
                                --------   --------      --------     --------
Total Financial Liabilities     $844,085   $853,308      $797,225     $795,499
                                ========   ========      ========     ========
Unrecognized Financial
  Instruments:
     Commitments to
       Extend Credit                       $     18                   $    322
     Standby Letters of Credit                 (113)                      (76)
                                            --------                   -------
Total Unrecognized Financial
  Instruments                              $    (95)                  $    246
                                             =======                   =======

NOTE S - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following unaudited quarterly financial information, in the opinion of Management, fairly presents the results of operations for such periods.

                       1997 Quarter                   1996 Quarter
               -----------------------------  --------------------------------
                 4th     3rd   2nd     1st      4th      3rd    2nd      1st
               ------- ------ ------  ------  -------  ------  ------   ------
Interest
  Income      $17,333 $16,764 $15,598 $15,483 $15,242 $15,055 $14,573  $14,816
Interest
  Expense       8,285   8,174   7,394   7,198   7,144   6,996   6,671    6,976
Net Interest
  Income        9,048   8,590   8,204   8,285   8,098   8,059   7,902    7,840
Provision for
  Possible
  Loan Losses     355     356     350     195     204     265     140      139
Income Before
  Income Taxes  4,417   3,604   2,320   3,271   2,369   3,083   3,036    3,482
Net Income      3,325   2,500   1,495   2,274   1,811   2,088   2,065    2,373
Net Income Per
  Share - Basic  1.09     .82     .49     .75     .59     .68     .68      .78
Net Income Per
  Share -
  Diluted        1.08     .82     .49     .75     .59     .68     .68      .78


NOTE T - CONDENSED FINANCIAL INFORMATION OF THE CORPORATION ONLY

Following is condensed financial information of the Corporation only, for the respective dates and time periods shown:

Condensed Balance Sheets
                                                       December 31,
                                                  1997             1996
ASSETS
     Cash on Deposit with Bank Subsidiaries    $  1,198          $  2,078
     Investment In Wholly-Owned Subsidiaries     89,799            80,342
     Available-for-Sale Securities                2,087             2,787
     Other Assets                                   116                78
                                                 ------            ------
TOTAL ASSETS                                    $93,200           $85,285
                                                 ======            ======
LIABILITIES AND STOCKHOLDERS' EQUITY
     Other Liabilities                          $ 1,079           $ 1,085
     Stockholders' Equity                        92,121            84,200
                                                 ------            ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 93,200           $85,285
                                                 ======            ======

                                 Page 49

Condensed Statements of Income
                                     for the years ended December 31,
                                      1997            1996             1995
INCOME                              --------        --------         --------
     Dividend Income from
       Subsidiaries                 $ 3,915         $ 4,015          $ 3,730
     Interest Income                    161             122               40
                                     ------           -----            -----
TOTAL INCOME                          4,076           4,137            3,770

EXPENSES
     Other Expenses                     952             903              898
                                      -----           -----            -----
TOTAL EXPENSES                          952             903              898

Income Before Income Taxes and
  Equity In Undistributed Net
  Income of Subsidiaries              3,124           3,234            2,872
Income Tax Benefit                     (192)            (83)            (201)
                                      -----           -----            ----
Income Before Equity In
  Undistributed Net
  Income of Subsidiaries              3,316           3,317            3,073
Equity In Undistributed Net
  Income of Subsidiaries              6,278           5,020            5,683
                                     ------          ------           ------
NET INCOME                         $  9,594         $ 8,337          $ 8,756
                                     ======           =====            =====

Condensed Statements of Cash Flows

                                                for the years ended
                                                     December 31,
                                           1997           1996        1995
CASH FLOWS FROM OPERATING ACTIVITIES:     -------        -------     -------
     Dividends Received From
       Subsidiaries                        $3,915         $4,015      $3,730
     Interest Received                        187            130           7
     Income Tax Payments Received
       From Subsidiaries                    4,286          4,445       3,373
     Income Taxes Paid                     (4,198)        (4,430)     (3,352)
     Paid to Suppliers                       (507)          (257)       (407)
                                            -----          -----       -----
          Net Cash Provided By
            Operating Activities            3,683          3,903       3,351
                                           ------         ------      ------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of Available-
       for-Sale Securities                   (500)        (2,029)     (1,669)
     Proceeds from Sales and Maturities
       of Available-for-Sale Securities     1,200          1,050
     Investment in Subsidiary              (2,574)
     Other, Net                                               36         (24)
                                           ------         ------      ------
          Net Cash Used In Investing
            Activities                     (1,874)          (943)     (1,693)
                                           ------         ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividends Paid                        (2,689)        (2,478)     (1,970)
                                           ------         ------      ------
          Net Cash Used In
            Financing Activities           (2,689)        (2,478)     (1,970)
                                           ------          ------      -----
          Net Increase (Decrease) in Cash
               and Cash Equivalents          (880)           482        (312)
          Cash and Cash Equivalents at
                Beginning of Year           2,078          1,596       1,908
                                           ------         ------       -----
          Cash and Cash Equivalents
            at End of Year                 $1,198         $2,078      $1,596
                                           ======          =====      ======
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:

     Net Income                            $9,594          $8,337     $8,756
     Adjustments to Reconcile
       Net Income To Net Cash
       Provided by Operating Activities:
               Equity In Undistributed
               Net Income of Subsidiaries  (6,278)         (5,020)    (5,683)
               Goodwill Amortization          441             633        516
               Decrease in Taxes Payable      (69)            (68)      (180)
               (Increase) Decrease in
                    Interest Receivable        16             (11)       (33)
               Other, Net                     (21)             32        (25)
                                            -----            -----     -----
          Total Adjustments                (5,911)          (4,434)   (5,405)
                                            ------           ------    -----
          Net Cash Provided By
            Operating Activities           $3,683           $3,903    $3,351
                                            =====            =====    ======

REPORT OF INDEPENDENT ACCOUNTANTS

ERNST & YOUNG LLP

Report of Independent Accountants
Stockholders and Board of Directors
Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Comapany's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the finanial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

January 16, 1998

10K REPORT
Copies of the Corporation's 1997 10K report filed with the Securities and Exchange Commission will be mailed to stockholders upon written request to:
Ronald J. Carlson, President, Chief Financial Officer and Secretary, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60506-4172.


There were 1,315 holders of record of the Corporation's Common Stock at year-end 1997.


MARKET PRICE OF COMMON STOCK
The Corporation's Common Stock has been traded in the over-the-counter market on the NASDAQ National Market System under the symbol OSBC since November
11, 1993. The following table sets forth the range of bid and ask prices during each quarter for 1997 and 1996 as quoted by BLOOMBERG FINANCIAL MARKETS. This information represents quotations and does not necessarily reflect actual transactions.

                                   Bid                         Ask
                         ---------------------     ----------------------
1997                       High         Low           High         Low
-------                  --------     -------       --------     --------
First Quarter             $47.50       $40.75        $49.00       $41.50
Second Quarter             47.50        46.75         48.75        48.00
Third Quarter              50.50        46.75         52.75        48.50
Fourth Quarter             63.00        50.50         66.50        52.75

                                   Bid                          Ask
1996                       High         Low            High         Low
                          --------     -------       -------     --------
First Quarter              $38.00       $36.00       $39.00       $36.50
Second Quarter              39.25        36.75        39.75        38.00
Third Quarter               39.25        38.50        39.50        39.00
Fourth Quarter              40.50        39.25        41.50        39.75



The range of high and low closing sales prices of the Corporation's Common Stock as quoted on the NASDAQ National Market System from January 1, 1997 through December 31, 1997 was $63.00 and $41.25, respectively.

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

William J. Meyer
President, William F. Meyer Company
(plumbing fixtures and supplies)

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

Directors Emeriti

John C. Dunham
Retired Chairman of the Board, Aurora Equipment Company

Vernon H. Haase
Retired Chairman, Henry Pratt Company

Urban Hipp
Retired, Barber-Greene Company

Dorothy E. McEnroe
Realtor, ReMax of Aurora

M.J. O'Brien
Retired Vice President and Secretary, Old Second Bancorp, Inc., and Retired Senior Vice President and Cashier, The Old Second National Bank of Aurora

Daniel J. Ruddy
President, Construction Advisory Services, Inc.

Ralph N. Schleifer
President, Fox Valley Dry Wall, Inc.

Edward Schmitt
President, Schmitt McDonalds

Townsend L. Way, Jr.
Retired President, Richards - Wilcox Mfg. Co.

Richard Westphal
Farmer

Directors Emeriti

John C. Dunham
Vernon H. Haase
Urban Hipp
Dorothy F. McEnroe
M. J. O'Brien
Daniel J. Ruddy
Ralph N. Schleifer
Edward Schmitt
Townsend L. Way, Jr.
Richard Westphal

CONSOLIDATING AND CONSOLIDATED BALANCE SHEET
(in thousands)
Old Second Bancorp, Inc. and Subsidiaries

at December 31, 1997

                                    THE OLD
                          THE Old   SECOND     THE OLD
                          SECOND    COMMUNITY  SECOND
                          NATIONAL  BANK OF    COMMUNITY  YORKVILLE
                          BANK OF   NORTH      BANK OF    NATIONAL  BURLINGTON
                          AURORA    AURORA     AURORA     BANK      BANK
ASSETS
     Cash and Due From
       Banks             $ 24,492   $ 1,659    $ 4,183     $ 4,683    $ 728
     Interest Bearing
       Deposits with Banks    350
     Federal Funds Sold    31,390     2,475      2,375       3,800    1,625
                         ---------  ---------  --------    --------  --------
     Total Cash and
       Cash Equivalents    56,232     4,134      6,558       8,483    2,353
     Investment
       Securities         137,069    27,235     16,851      43,316    8,518
     Loans Held
       for Sale
     Loans                324,196    22,968     20,123      84,583   23,509
          Less: Allowance
            for Possible
            Loan Losses     3,681       373        316       1,055      345
          Less: Unearned
            Income            342
                          --------   --------- ---------   --------  --------
     Loans, Net           320,173    22,595     19,807      83,528    23,164
     Bank Premises and
       Equipment, Net      12,502     1,454        593       1,382       444
     Other Assets           4,916       886        642       5,428       439
Investment in Subsidiaries
                          -------    ------     ------      -------    ------
TOTAL ASSETS             $530,892   $56,304    $44,451     $142,137   $34,918
                          ========  =======     ======      =======    ======
LIABILITIES
     Deposits
          Demand          $ 74,484  $ 7,048    $ 6,774     $ 13,548   $ 2,404
          Savings          159,596   23,250     16,836       46,913    13,429
          Time             220,997   19,200     14,999       65,027    15,080
                          --------  --------   --------     -------   -------
               Total
                 Deposits  455,077   49,498     38,609      125,488    30,913
          Sec. Sold Under
            Agreements to
            Repurchase      17,379    2,308                   3,239
          Other Short-Term
            Borrowings       6,434               1,000          182
          Notes Payable
          Other Liabilities  4,780       320       223        1,247       246
                             -----     ------    ------      ------     -----
TOTAL LIABILITIES          483,670     52,126    39,832     130,156    31,159

STOCKHOLDERS' EQUITY
          Common Stock       3,275        250       480         525       250
          Additional
            Capital          4,125      1,598     1,420       2,025     1,250
          Retained
            Earnings        39,120      2,252     2,608       9,197     2,198
          Net Unrealized
            Gain on
            Investments        702         78       111         234        61
                            ------      ------   -------     -------   ------
TOTAL STOCKHOLDERS'
  EQUITY                    47,222      4,178     4,619       11,981    3,759
                           -------     ------    ------      -------  -------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY    $530,892    $56,304   $44,451     $142,137  $34,918
                          ========    =======   =======      =======  =======

                                  Page 55

                              KANE
                              COUNTY       BANK OF                 MAPLE PARK
                              BANK AND     SUGAR     MAPLE PARK    BANCSHARES,
                              TRUST        GROVE     MORTGAGE      INC.
ASSETS
     Cash and Due From
       Banks                  $ 3,701      $ 1,664   $ 3,351        $ 306
     Interest Bearing
       Deposits with Banks
     Federal Funds Sold         5,275
                              --------      -------   -------       -------
     Total Cash and Cash
       Equivalents              8,976        1,664        351          306
     Investment Securities     17,074       12,317
     Loans Held for Sale                               26,541
     Loans                     35,451       24,150
          Less: Allowance
           for Possible Loan
           Losses                 705          448
          Less: Unearned
            Income                  6
                              -------       -------
     Loans, Net                34,740        23,702
     Bank Premises and
       Equipment, Net           2,736         1,162       337
     Other Assets               1,269           996     3,107
     Investment in
       Subsidiaries                                                 2,167
                              -------       -------   -------       -----
TOTAL ASSETS                 $ 64,795      $ 39,841  $ 30,336      $ 2,473
                              =======       =======   =======       =======
LIABILITIES
     Deposits
          Demand              $ 8,132       $ 4,328
          Savings              30,456        13,967
          Time                 18,426        15,779
                             ---------     --------
               Total
                 Deposits      57,014        34,074
          Sec. Sold Under
            Agreements
            to Repurchase
          Other Short-Term
            Borrowings            481           890
          Notes Payable                              $ 24,133
          Other Liabilities       550           461     3,842         $ 52
                               -------       -------   -------      -------
TOTAL LIABILITIES              58,045        35,425    27,975           52

STOCKHOLDERS' EQUITY
          Common Stock          1,000           260        10          466
          Additional Capital    2,500         2,300                  1,752
          Retained Earnings     3,159         1,789     2,351          203
          Net Unrealized Gain
                on Investments     91            67
                               -------       -------    -------      ------
TOTAL STOCKHOLDERS' EQUITY      6,750         4,416      2,361       2,421
                               ------        ------     ------      ------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY       $ 64,795      $ 39,841   $ 30,336     $ 2,473
                              =======       =======    =======      ======

                                 Page 56

                                                               OLD
                                 OLD                           SECOND
                                 SECOND                        BANCORP,
                                 BANCORP,     CONSOLIDATING    INC.
                                 INC.         ADJUSTMENTS      CONSOLIDATED

ASSETS
     Cash and Due From Banks     $ 1,198      $ (2,340)        $ 40,625
     Interest Bearing
       Deposits with Banks                                          350
     Federal Funds Sold                           (890)          46,050
                                  --------     --------         --------
     Total Cash and Cash
       Equivalents                 1,198        (3,230)          87,025
     Investment Securities         2,087                        264,467
     Loans Held for Sale                           386           26,927
     Loans                                                      534,980
          Less: Allowance
            for Possible
            Loan Losses                                           6,923
          Less: Unearned Income                                     348
                                                                --------
     Loans, Net                                                 527,709
     Bank Premises and
       Equipment, Net                              195           20,805
     Other Assets                   116          3,639           21,438
     Investment in Subsidiar     89,799        (91,966)
                                -------        -------         --------
TOTAL ASSETS                   $ 93,200      $ (90,976)       $ 948,371
                                ========      =========        ========
LIABILITIES
     Deposits
          Demand                               $(1,954)         $114,764
          Savings                                  210           304,657
          Time                                                   369,508
                                               ---------        --------
               Total Deposits                   (1,744)          788,929
          Sec. Sold Under
            Agreements to
            Repurchase                                            22,926
          Other Short-Term
            Borrowings                            (890)            8,097
          Notes Payable                                           24,133
          Other Liabilities     $ 1,079           (635)           12,165
                               ---------         -------          -------
TOTAL LIABILITIES                 1,079         (3,269)          856,250

STOCKHOLDERS' EQUITY
          Common Stock           15,844         (6,516)            15,844
          Additional Capital                   (16,970)
          Retained Earnings      74,924        (62,877)            74,924
          Net Unrealized Gain
            on Investments        1,353         (1,344)             1,353
                                --------       ---------          --------
TOTAL STOCKHOLDERS' EQUITY       92,121        (87,707)            92,121
                                -------        -------            -------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY         $93,200       $(90,976)          $948,371
                                =======       ========           ========