Form 10-K405, Exhibit 13
period 1999-12-31
OLD SECOND BANCORP INC
filed 2000-03-29
CIK 357173

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                1999           1998             1997          1996              1995
BALANCE SHEET ITEMS AT YEAR-END
Total assets ..........................      $  998,508      $1,014,292      $  948,371     $   889,844     $   847,165
Net loans .............................         602,326         548,722         527,709         474,946         455,341
Deposits ..............................         848,336         826,331         788,929         789,969         737,991
Notes payable .........................           9,467          36,189          24,133           1,017          11,407
Stockholders' equity before accumulated
  other comprehensive income ..........         105,738          99,103          90,768          83,896          78,096
Stockholders' equity ..................         103,761         101,926          92,121          84,200          79,615

RESULTS OF OPERATIONS
Net interest income ...................      $   37,835      $   35,910      $   34,127      $   31,899      $   30,917
Provision for loan losses .............             930           1,213           1,256             748           3,399
Net income ............................          12,408          11,049           9,594           8,337           8,756

PER SHARE DATA
Basic earnings per share ..............      $     2.04      $     1.81      $     1.57      $     1.37      $     1.44
Diluted earnings per share ............            2.04            1.81            1.57            1.37            1.44
Dividends declared ....................            0.58            0.45            0.45            0.42            0.35
Stockholders' equity before accumulated
  other comprehensive income ..........           17.56           16.24           14.88           13.76           12.81
Stockholders' equity ..................           17.23           16.70           15.11           13.81           13.05

Weighted average shares outstanding ...       6,082,270       6,099,510       6,098,380       6,098,584       6,098,824
Shares outstanding at year-end ........       6,020,862       6,102,362       6,098,380       6,098,380       6,098,824

NOTE: Prior years have been restated to reflect the acquisition of Maple Park Bancshares, Inc. on May 13, 1997, which was accounted for as a pooling-of-interests. The number of shares and per share amounts have been adjusted to reflect a five-for-four stock split in 1996 and a two-for-one stock split in 1999.

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora, Yorkville National Bank, Bank of Sugar Grove, Burlington Bank, Kane County Bank and Trust Company, and Maple Park Mortgage, together referred to as "the Company." The banking subsidiaries are referred to herein as "the Banks." Inter-company transactions and balances are eliminated in consolidation. During 1999, the Company simplified its organizational structure by eliminating two bank charters. The Old Second Community Bank of North Aurora and Old Second Community Bank of Aurora were merged into The Old Second National Bank of Aurora ("Old Second"). The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, Lake, LaSalle, and Winnebago counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Maple Park Mortgage provides mortgage-banking services and Old Second also engages in trust operations.

The Board of Directors declared a two-for-one stock split on the Company's common stock effective May 17, 1999. References to earnings per share and dividends per share for all periods have been restated to reflect the stock split.

Net income of $12,408,000, or $2.04 per share was achieved in 1999, which compares with $11,049,000, or $1.81 per share in 1998, and $9,594,000 or $1.57 per share in 1997. Diluted earnings per share were $2.04, $1.81, and $1.57 in 1999, 1998, and 1997, respectively. Increases in net interest income contributed to these increases. Net interest income grew $1.9 million (5.4%) to $37.8 million in 1999, and grew $1.8 million (5.2%) to $35.9 million in 1998, due to an increase in earning assets in each year and an increase in the net interest margin. Although period-end assets declined $15.8 million from December 31, 1998 to December 31, 1999, average assets were $981.9 million or $19.5 million higher in 1999 than in 1998.

RESULTS OF OPERATIONS

NET INTEREST INCOME
Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets, and the volume and rates paid on interest bearing liabilities. Net interest margin is the ratio of tax-equivalent net interest income to average earning assets.

Net interest income was $37.8 million in 1999 and $35.9 million in 1998. This increase resulted from an increase in average earning assets and a change in the mix of earning assets. Average earning assets increased from $893.6 million in 1998 to $909.6 million in 1999, an increase of $16 million. In addition, a greater portion of earning assets were allocated to higher yielding loans. Average loans increased from $544.0 million in 1998 to $579.7 million in 1999. The increase in net interest income from $34.1 million in 1997 to $35.9 million in 1998 was the result of an increase in average earning assets that more than offset a decline in the net interest margin in 1998. The net interest margin was 4.27%, 4.14%, and 4.23% in 1999, 1998, and 1997, respectively.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $930,000 during 1999, $1,213,000 during 1998, and $1,256,000 during 1997. Provisions for loan losses are made to recognize current period net charge-off activity, and to provide for future losses on loans which are identified as probable and estimable in the loan review process. Net charge-offs were $309,000, $313,000, and $1,301,000 in 1999, 1998, and 1997,
respectively. When compared with total loans, net charge-offs as a percent of total loans were 0.05%, 0.06%, and 0.24% in 1999, 1998, and 1997, respectively.

The allowance for loan losses was $8.4 million or 1.38% of loans and 414% of nonperforming loans as of December 31, 1999. This compares with an allowance for loan losses of $7.8 million or 1.41% of total loans as of December 31, 1998, which was 356% of nonperforming loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing. The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserve evaluation in estimating loan losses.

NONINTEREST INCOME
Noninterest income was $18.6 million in 1999, $20.4 million in 1998, and $14.0 million in 1997. Trust income was $4,473,000 in 1999, an increase of $319,000 (7.7%) from $4,154,000 in 1998. Assets under management were approximately $652 million in 1999, $611 million in 1998, and $555 million in 1997. Trust income grew $237,000 (6.1%) in 1998, compared with $3,917,000 in 1997.

Service charges on deposits were $3,285,000, $3,139,000, and $3,134,000 in 1999,
1998, and 1997. The increase in service charges on deposit during this three-year period is approximately equivalent to the increase in noninterest bearing deposits. Other income included a $258,000 gain on the sale of an unused bank building in 1999.

Mortgage banking income, including secondary mortgage fees, mortgage servicing income, and gains on sales of loans totaled $8.7 million, $11.7 million, and $5.4 million in 1999, 1998, and 1997. Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions. As a result of increases in market interest rates in 1999, loan originations and sales volume were down in 1999, compared to 1998. Loans sold were approximately $458 million in 1999 and $650 million in 1998.

Unamortized mortgage servicing rights totaled approximately $7.7 million as of December 31, 1999, and approximately $5.8 million as of December 31, 1998. During the first quarter of 2000, Maple Park Mortgage entered into an agreement to sell the majority of its mortgage servicing rights. A gain of $765,000 was recorded at the time of the sale. A portion of the price has been retained by the purchaser for possible loan prepayments in excess of that considered in the contract. In future periods, Maple Park Mortgage will sell mortgage loans on a servicing-released basis instead of retaining originated servicing rights.

NONINTEREST EXPENSES
Noninterest expenses were $37.3 million in 1999, $39.0 million in 1998, and $33.2 million in 1997. The efficiency ratio was 64.92% in 1999, 67.95% in 1998, and 67.28% in 1997. The efficiency ratio measures noninterest expenses as a percent of tax-equivalent gross revenues. The decline in the ratio in 1999 reflects greater cost-efficiency than that which was achieved in 1998. Because the mortgage banking business generally operates on a narrower margin than the banking business, there will tend to be upward pressure on the Company's efficiency ratio during years in which mortgage volume increases.

Salaries and employee benefits were $20.7 million in both 1999 and 1998, and $18.0 million in 1997. Consolidation of the banks from seven separate charters to five charters, accompanied by continued efforts to improve cost-efficiency, resulted in no increase in aggregate salaries and benefits in 1999. Although the volume-driven nature of the mortgage banking business can impact growth in the Company's salaries and benefits, mortgage banking salaries and benefits declined $85,000 (2.9%) during 1999. The $2.7 million increase in salaries and employees benefits during 1998 included a $1.8 million increase related to mortgage banking activities. Salaries related to core banking operations increased 6.6% from 1998.

Occupancy expenses have increased from $2,162,000 in 1997 to $2,358,000 in 1998, and $2,431,000 in 1999. During 1999, a mortgage office was closed in order to reduce costs and an unused building was sold. These changes are expected to help control occupancy expenses.

Furniture and equipment expenses were $3,529,000 in 1999, $3,970,000 in 1998, and $3,275,000 in 1997. During 1998, check image processing was implemented, the Company's mainframe computer was upgraded, and the computer network was upgraded. One-time costs associated with these improvements were principally responsible for the higher cost in 1998.

Amortization of mortgage servicing rights, net of changes in the valuation allowance, was $462,000 in 1999, $1,370,000 in 1998, and $390,000 in 1997. As
discussed above, the Maple Park Mortgage subsidiary has entered into an agreement to sell the majority of its mortgage servicing rights in 2000. Future mortgage loans will be originated and sold on a servicing-released basis. As a result, the amount and volatility of servicing rights amortization will be substantially reduced.

INCOME TAXES
The Company's provision for Federal and State of Illinois income taxes was $5,780,000, $5,036,000, and $4,018,000 during the years ended December 31, 1999,
1998, and 1997. The effective income tax rate for these years was 31.8%, 31.3%, and 29.5%. The increase in the effective tax rate was primarily the result of tax exempt income declining from $3.3 million in 1997, to $3.0 million in 1998, and $2.6 million in 1999.

FINANCIAL CONDITION
Total assets were $998.5 million as of December 31, 1999, a decline of $15.8 million from December 31, 1998. A significant portion of this decline is associated with a decline in loans held for sale from $36.7 million to $8.4 million during 1999. At the same time, notes payable, which principally fund loans held for sale, declined similarly from $36.2 million to $9.5 million. During 1999 assets were reallocated from Federal funds sold and investments to loans, which generally earn a higher rate of interest.

INVESTMENTS
In order to support loan growth, securities decreased $21.5 million during 1999, from $292.4 million as of December 31, 1998, to $270.9 million as of December 31, 1999. U.S. government agency securities were $166.2 million at December 31, 1999, a decline of $15.7 million from a year earlier. U.S. government agency securities comprised 61.4% of the portfolio as of December 31, 1999, and 62.2% of the portfolio as of December 31, 1998. Mortgage backed securities declined $6.0 million, from $31.2 million to $25.2 million during 1999. The changes in U.S. government agency securities and mortgage backed securities did not represent a change in the Company's investment policy. Other categories of securities remained at levels that were similar to the year-end 1998 amounts.

LOANS
Total loans increased $54.3 million (9.7%) during 1999, from $556.5 million as of year-end 1998 to $610.8 million as of year-end 1999. All of the major categories of loans increased, with the most significant changes occurring in construction lending and residential real estate loans. Construction loans increased from $46.4 million as of year-end 1998 to $58.8 million as of year-end 1999, an increase of $12.4 million or 26.7%. Residential mortgages increased $15.3 million (10.6%) from $144.4 million to $159.7 million over the same period of time.

The loan portfolio generally reflects the profile of the communities in which the Company operates. In a growing area, real estate lending (including commercial, residential, and construction), is a significant portion of the portfolio. In the aggregate, these categories comprised 64% of the portfolio as of both December 31, 1999, and December 31, 1998.

SOURCES OF FUNDS
The Company's primary source of funds is customer deposits. Total deposits grew $22.0 million during 1999, to $848.3 million as of December 31, 1999. Most of the growth was in noninterest-bearing checking accounts, NOW accounts, and money market accounts. Noninterest-bearing accounts grew $6.8 million (5.7%), NOW accounts grew $18.0 million (27.5%) and money market accounts grew $12.8 million (6.7%) during 1999. At the same time, savings decreased $3.5 million (3.5%), certificates of deposit of less than $100,000 decreased $9.0 million (3.5%), and certificates of deposit of $100,000 or more decreased $3.2 million (4.2%). While total deposits grew $22 million in the aggregate, these changes reflect a movement from long-term deposits to immediately available deposits. While the Banks' deposit products and general pricing philosophy did not change significantly during 1999, the movement to immediately available deposits reflect general customer preference during the year.

The Company also utilizes repurchase agreements as a source of funds. Repurchase agreements were $17.3 million as of December 31, 1999, a decline of $15.3 million from $32.6 million as of December 31, 1998. Repurchase agreements are generally for short term purposes, and are subject to variation in balances.

CAPITAL

Total stockholders' equity increased $1.9 million during 1999, from $101.9 million as of December 31, 1998, to $103.8 million as of December 31, 1999. Net income of $12.4 million, reduced by dividends of $3.5 million, contributed retained earnings of $8.9 million during 1999. Stockholders' equity was further reduced by a decline of $4.8 million in net unrealized securities gains and losses. In 1998, net income of $11.0 million, reduced by dividends of $2.7 million and increased by an increase in net unrealized gains and losses on securities of $1.5 million, resulted in an increase in stockholders' equity of $9.8 million. Also during 1998, the exercise of stock options contributed $31,000 to stockholders' equity.

During 1999, the Company purchased 81,500 shares of its common stock, reducing outstanding shares from 6,102,362 as of year-end 1998 to 6,020,862 as of year-end 1999. This reduced stockholders' equity by $2,280,000. It is anticipated that this action will enhance return on equity and earnings per share. Return on equity was 12.06% in 1999 and 11.69% in 1998.

Bank regulators have adopted capital standards by which all banks and bank holding companies will be evaluated (discussed in Note Q to the consolidated financial statements). The Company and the Banks were categorized as well capitalized as of December 31, 1999. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Banks' categories. The Company's total capital ratio, tier 1 capital to risk weighted assets ratio, and tier 1 capital to average assets ratio were 15.84%, 14.61%, and 10.17%, respectively, as of December 31, 1999. Dividends declared during 1999 were $0.58 per share, an increase of 29% from $0.45 per share in 1998. The dividend payout ratios were 28.4% and 24.9% during 1999 and 1998, respectively.

LIQUIDITY

Liquidity is the Company's ability to fund its operations, meet depositor withdrawals, to provide for customer's credit needs, and to meet maturing obligations and existing commitments. The liquidity of the Company principally depends on cash flows from operating activities, investments in and maturity of assets, changes in balances of deposits and borrowings and its ability to borrow funds.

Net cash inflows from operations were $40.0 million during 1999, including cash inflows from a reduction in loans held for sale of $25.9 million. Net cash outflows for investing activities were $43.0 million in 1999, primarily as a result of $54.5 million in net principal on disbursed-on loans. Net cash outflows for financing activities were

$19.8 million in 1999, which included a net increase in deposits of $22.0 million, reduced by declines in repurchase agreements, short-term borrowing, and notes payable of an aggregate $36.2 million.

INTEREST RATE RISK

The impact of movements in general market interest rates on a financial institution's financial condition, including capital adequacy, earnings, and liquidity, is known as interest rate risk. Interest rate risk is the Company's primary market risk. As a financial institution, accepting and managing this risk is an inherent aspect of the Company's business. However, safe and sound management of interest rate risk requires that it be maintained at prudent levels.

The Company analyzes interest rate risk by examining the extent to which assets and liabilities are interest rate sensitive. The interest sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to positively affect net interest income. The Company's policy is to manage the balance sheet such that fluctuations in the net interest margin are minimized regardless of the level of interest rates.

The tables on page 10 do not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. Although securities available for sale are reported in the earliest time frame in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

IMPACT OF YEAR 2000

In anticipation of the change in date after December 31, 1999, the Company reviewed systems that were critical for the delivery of its products and services and identified potential problems by performing an inventory and review of all software applications. In addition, the Company reviewed potential risks associated with loan and investment portfolios. Contingency plans were in place to address potential problems had they occurred.

The Company did not experience significant problems as a result of the change to the year 2000. The cost of addressing the issue did not have a material impact on the Company's financial condition or results of operations. While unanticipated problems can not be precluded, management does not expect additional costs or exposure to risks associated with date change problems.

EFFECTS OF INFLATION

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today's volatile economic environment. The Company seeks to insulate itself from interest rate volatility by ensuring that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree.

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

                                                               Expected Maturity Dates
                                --------------------------------------------------------------------------------
                                1 Year         2 Years        3 Years       4 Years      5 Years      Thereafter    Total
                                ------         -------        -------       -------      -------      ----------    -----
1999
INTEREST-EARNING ASSETS
Deposit with banks .........   $     575     $         --     $      --     $      --    $      --    $      --     $     575
Average interest rate ......        4.75%                                                                                4.75%

Federal funds sold .........   $  25,900     $         --     $      --     $      --    $      --    $      --     $  25,900
Average interest rate ......        5.26%                                                                                5.26%

Securities .................   $  30,799     $     38,073     $  35,669     $  57,675    $  34,186    $  74,510     $ 270,912
Average interest rate ......        7.37%            6.06%         5.76%         5.78%        5.91%        5.76%         5.98%

Fixed rate loans ...........   $ 123,409     $     68,370     $  58,055     $  58,193    $  59,817    $  11,446     $ 379,290
Average interest rate ......        7.89%            8.19%         8.19%         7.74%        7.22%        7.91%         7.70%

Adjustable rate loans ......   $ 149,130     $     21.016     $  26,258     $  20,291    $  19,941    $   3,281     $ 239,917
Average interest rate ......        8.74%            7.67%         7.91%         7.26%        7.36%        7.68%         8.30%
                               ---------     ------------     ---------     ---------    ---------    ---------     ---------
Total ......................   $ 329,813     $    127,459     $ 119,982     $ 136,159    $ 113,944    $  89,237     $ 916,594
                               =========     ============     =========     =========    =========    =========     =========

INTEREST-BEARING LIABILITIES
Interest-bearing deposits ..   $ 420,463     $     80,439     $   9,059     $  18,670    $   2,380    $ 190,516     $ 721,527
Average-interest rate ......        4.37%            5.44%         5.42%         5.26%        5.00%        1.94%         3.89%

Short-term borrowing .......   $  27,610     $         --     $      --     $      --    $      --    $      --     $  27,610
Average interest rate ......        4.24%                                                                                4.75%

Notes payable ..............   $   9,467     $         --     $      --     $      --    $      --    $      --     $   9,467
Average interest rate ......        9.79%                                                                                4.75%
                               ---------     ------------     ---------     ---------    ---------    ---------     ---------
Total ......................   $ 457,540     $     80,439     $   9,059     $  18,670    $   2,380    $ 190,516     $ 758,604
                               =========     ============     =========     =========    =========    =========     =========

Period gap .................   $(127,727)    $     47,020     $ 110,923     $ 117,489    $ 111,564    $(101,279)    $ 157,990
Cumulative gap .............    (127,727)         (80,707)       30,216      147,705      259,269       157,990

1998
INTEREST-EARNING ASSETS
Deposit with banks .........   $     475     $         --     $      --     $      --    $      --    $      --     $     475
Average interest rate ......        4.10%                                                                                4.10%

Federal funds sold .........   $  49,475     $         --     $      --     $      --    $      --    $      --     $  49,475
Average interest rate ......        4.70%                                                                                4.70%

Securities .................   $  49,725     $     40,207     $  46,934     $  33,224    $  50,196    $  72,079     $ 292,365
Average interest rate ......        5.90%            5.85%         6.10%         5.72%        5.66%        5.85%         5.85%

Fixed rate loans ...........   $ 147,760     $     57,347     $  58,582     $  37,418    $  46,273    $  19,366     $ 366,746
Average interest rate ......        8.14%            8.53%         7.95%         8.28%        7.68%        8.15%         8.13%

Adjustable rate loans ......   $ 136,910     $     19,518     $  25,623     $  19,273    $  21,656    $   3,505     $ 226,485
Average interest rate ......        8.54%            7.93%         7.69%         8.06%        7.23%        7.96%         8.22%
                               ---------     ------------     ---------     ---------    ---------    ---------     ---------
Total ......................   $ 384,345     $    117,072     $ 131,139     $  89,915    $ 118,125    $  94,950     $ 935,546
                               =========     ============     =========     =========    =========    =========     =========

INTEREST-BEARING LIABILITIES
Interest-bearing deposits ..   $ 405,504     $     78,087     $  23,584     $   4,810    $   6,087    $ 187,567     $ 706,359
Average-interest rate ......        4.37%            5.44%         5.42%         5.26%        5.00%        1.94%         3.89%

Short-term borrowing .......   $  37,107     $         --     $      --     $      --    $      --    $      --     $  37,107
Average interest rate ......        3.37%                                                                                3.37%

Notes payable ..............   $  36,189     $         --     $      --     $      --    $      --    $      --     $  36,189
Average interest rate ......        5.88%                                                                                5.88%
                               ---------     ------------     ---------     ---------    ---------    ---------     ---------
Total ......................   $ 478,800     $     78,807     $  23,584     $   4,810    $   6,087    $ 187,567     $ 779,655
                               =========     ============     =========     =========    =========    =========     =========

Period gap .................   $ (94,455)    $     38,265     $ 107,555     $  85,105    $ 112,038    $ (92,617)    $ 155,891
Cumulative gap .............     (94,455)         (56,190)       51,365       136,470      248,508      155,891

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                       1999            1998
                                                     -------          -------

ASSETS
Cash and due from banks.......................... $   43,375      $    42,677
Federal funds sold...............................     25,900           49,475
                                                     -------          -------
 Cash and cash equivalents.......................     69,275           92,152
Securities available for sale....................    270,912          292,365
Loans held for sale..............................      8,437           36,686
Loans............................................    610,770          556,545
Allowance for possible loan losses...............      8,444            7,823
                                                  ----------      -----------
 Net loans.......................................    602,326          548,722
Premises and equipment, net......................     20,665           20,950
Other real estate owned..........................         79              497
Mortgage servicing rights, net...................      7,658            5,760
Goodwill, net....................................      3,004            3,446
Core deposit intangible assets, net..............      2,487            2,842
Accrued interest and other assets................     13,665           10,872
                                                  ----------      -----------
 Total assets.................................... $  998,508      $ 1,014,292
                                                  ==========      ===========

LIABILITIES
Deposits
 Demand.......................................... $  126,808      $   119,972
 Savings.........................................    387,647          360,321
 Time............................................    333,881          346,038
                                                  ----------      -----------
    Total deposits...............................    848,336          826,331
Securities sold under repurchase agreements......     17,289           32,590
Other short-term borrowings......................     10,321            4,517
Notes payable....................................      9,467           36,189
Accrued interest and other liabilities...........      9,334           12,739
                                                  ----------      -----------
 Total liabilities...............................    894,747          912,366

STOCKHOLDERS' EQUITY
Preferred stock, $1 par value;
  authorized 300,000 shares, none issued.........          -                -
Common stock, $1 par value; authorized 10,000,000
  shares; issued 6,102,362 in 1999 and 6,102,362
  in 1998 outstanding 6,020,862 in 1999 and
  6,102,362 in 1998..............................     15,875           15,875
Retained earnings................................     92,143           83,328
Accumulated other comprehensive income (loss)....     (1,977)           2,823
Treasury stock, at cost, 81,500 shares in 1999...     (2,280)               -
                                                  ----------      -----------
   Total stockholders' equity....................    103,761          101,926
                                                  ----------      -----------
   Total liabilities and stockholders' equity.... $  998,508       $1,014,292
                                                  ==========      ===========



See accompanying notes to consolidated financial statements.

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                            1999            1998             1997
                                                        ---------     -----------        ---------
INTEREST INCOME
Loans, including fees.................................  $  47,643     $    47,320        $  45,775
Loans held for sale...................................      1,676           2,199              647
Securities:
  Taxable.............................................     13,421          12,231           13,025
  Tax-exempt..........................................      2,648           2,991            3,302
Federal funds sold....................................      1,566           3,372            2,407
Interest bearing deposits.............................         35              26               22
                                                        ---------     -----------        ---------
 Total interest income...............................     66,989          68,139           65,178

INTEREST EXPENSE
Savings deposits......................................      9,598           9,076            7,920
Time deposits.........................................     17,618          20,287           21,672
Repurchase agreements.................................        698             828              670
Other short-term borrowing............................        122             162              178
Notes payable.........................................      1,118           1,876              611
                                                        ---------     -----------        ---------
  Total interest expense..............................     29,154          32,229           31,051
                                                        ---------     -----------        ---------
  Net interest income.................................     37,835          35,910           34,127
Provision for loan losses.............................        930           1,213            1,256
                                                        ---------     -----------        ---------
  Net interest income after provision for loan losses      36,905          34,697           32,871
NONINTEREST INCOME
Trust income..........................................      4,473           4,154            3,917
Service charges on deposits...........................      3,285           3,139            3,134
Secondary mortgage fees...............................        951           1,557              926
Mortgage servicing income.............................      1,811           1,045              484
Gain on sale of loans.................................      5,902           9,119            4,035
Securities gains, net.................................          -              10               (1)
Other income..........................................      2,137           1,353            1,464
                                                        ---------     -----------        ---------
  Total noninterest income............................     18,559          20,377           13,959

NONINTEREST EXPENSES
Salaries and employee benefits........................     20,660          20,657           17,953
Occupancy expense, net................................      2,431           2,358            2,162
Furniture and equipment expense.......................      3,529           3,970            3,275
Amortization of goodwill..............................        441             441              441
Amortization of core deposit intangible assets........        355             355              308
Amortization of mortgage servicing rights, net of
  changes in valuation allowance......................        462           1,370              390
Other expense.........................................      9,398           9,838            8,689
                                                        ---------     -----------        ---------
  Total noninterest expense...........................     37,276          38,989           33,218
                                                        ---------     -----------        ---------
Income before income taxes............................     18,188          16,085           13,612
Provision for income taxes............................      5,780           5,036            4,018
                                                        ---------     -----------        ---------
  Net income..........................................  $  12,408     $    11,049        $   9,594
                                                        =========     ===========        =========
Basic earnings per share..............................  $    2.04       $    1.81        $    1.57
Diluted earnings per share............................       2.04            1.81             1.57



See accompanying notes to consolidated financial statements.

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                                 (IN THOUSANDS)


                                                                                1999         1998         1997
                                                                             ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ...............................................................   $  12,408    $  11,049    $   9,594
Adjustments to reconcile net income to net cash from operating activities:
  Depreciation ...........................................................       2,013        2,202        1,876
  Amortization of mortgage servicing rights, net of change
    in valuation allowance ...............................................         462        1,370          390
  Provision for loan losses ..............................................         930        1,213        1,256
 Net change in mortgage loans held for sale ..............................      25,890      (15,535)     (23,471)
 Deferred taxes ..........................................................        (738)        (697)        (282)
 Change in current income taxes payable ..................................       4,306          208         (606)
 Change in accrued interest and other assets .............................      (2,793)       1,646        1,740
 Change in accrued interest and other liabilities ........................      (4,026)         285        3,967
  Premium amortization and discount accretion on securities ..............         704          624          587
  Securities losses (gains), net .........................................        --             10           (1)
  Amortization of goodwill ...............................................         441          441          441
  Amortization of core deposit intangible assets .........................         355          355          308
  Other, net .............................................................        --             (1)         (37)
                                                                             ---------    ---------    ---------
Net cash from operating activities .......................................      39,952        3,170       (4,238)
                                                                             ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of securities available for sale ......      76,959      107,159       80,809
Purchases of securities available for sale ...............................     (64,100)    (133,290)     (57,078)
Net principal disbursed or repaid on loans ...............................     (54,534)     (22,226)     (54,019)
Proceeds from sales of other real estate .................................         418          (15)        (356)
Property and equipment expenditures ......................................      (1,728)      (2,347)      (3,271)
                                                                             ---------    ---------    ---------
  Net cash from investing activities .....................................     (42,985)     (50,719)     (33,915)
                                                                             ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits ...................................................      22,005       37,402       (1,040)
Net change in repurchase agreements ......................................     (15,301)       9,664       21,088
Net change in other short-term borrowings ................................       5,804       (3,580)       3,696
Net change in notes payable ..............................................     (26,722)      12,056       23,116
Proceeds from exercise of incentive stock options ........................        --             31         --
Dividends paid ...........................................................      (3,350)      (2,897)      (2,689)
Purchase of treasury stock ...............................................      (2,280)        --           --
                                                                             ---------    ---------    ---------
  Net cash from financing activities .....................................     (19,844)      52,676       44,171
                                                                             ---------    ---------    ---------
  Net change in cash and cash equivalents ................................     (22,877)       5,127        6,018
  Cash and cash equivalents at beginning of period .......................      92,152       87,025       81,007
  Cash and cash equivalent at end of period ..............................   $  69,275    $  92,152    $  87,025
                                                                             =========    =========    =========

SUPPLEMENTAL DISCLOSURES
  Income taxes paid ......................................................   $   5,202    $   5,478    $   3,695
  Interest paid ..........................................................      29,281       32,626       31,194


See accompanying notes to consolidated financial statements.

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERSO EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                                 (IN THOUSANDS)



                                                             Accumulated
                                                                Other                 Total
                                         Common   Retained  Comprehensive Treasury Stockholders'
                                         Stock    Earnings   Income(loss)  Stock      Equity
                                        --------  ---------  -----------  -------- -------------
Balance at December 31, 1996 ........   $ 15,844   $ 68,052    $    304   $   --      $ 84,200
Comprehensive income:
 Net income .........................       --        9,594        --         --         9,594
 Change in net unrealized gain
  on securities held for sale .......       --         --         1,049       --         1,049
                                                                                      --------
 Total comprehensive income .........                                                   10,643
Dividends declared, $.45 per share ..       --       (2,722)       --         --        (2,722)
                                        --------   ---------   --------   ---------   --------
Balance at December 31, 1997 ........     15,844     74,924       1,353       --        92,121
Comprehensive income:
 Net income .........................       --       11,049        --         --        11,049
 Change in net unrealized gain
  on securities held for sale .......       --         --         1,470       --         1,470
                                                                                      --------
 Total comprehensive income .........                                                   12,519
Dividends declared, $.45 per share ..       --       (2,745)       --         --        (2,745)
Stock options exercised .............         31       --          --         --            31
                                        --------   ---------   --------   ---------   --------
Balance at December 31,1998 .........     15,875     83,228       2,823       --       101,926
Comprehensive income:
 Net income .........................       --       12,408        --         --        12,408
 Change in net unrealized gain (loss)
  on securities held for sale .......       --         --        (4,800)      --        (4,800)
                                                                                      --------
 Total comprehensive income .........                                                    7,608
Dividends declared, $.58 per share ..       --       (3,493)       --         --        (3,493)
Purchase of treasury stock ..........       --         --          --       (2,280)     (2,280)
                                        --------   ---------   --------   ---------   --------
Balance at December 31, 1999 ........   $ 15,875    $ 92,143   $ (1,977)  $ (2,280)   $103,761
                                        ========   =========   ========   =========   ========



See accompanying notes to consolidated financial statements.

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998, AND 1997
                 (TABLE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE)

Note A: Summary of Significant Accounting Policies

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora, Yorkville National Bank, Bank of Sugar Grove, Burlington Bank, Kane County Bank and Trust Company, and Maple Park Mortgage, together referred to as "the Company." The banking subsidiaries are referred to herein as "the Banks." Inter-company transactions and balances are eliminated in consolidation. During 1999, the Company simplified its organizational structure by eliminating two bank charters. The Old Second Community Bank of North Aurora and Old Second Community Bank of Aurora were merged into The Old Second National Bank of Aurora ("Old Second"). The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations. Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, Lake, LaSalle, and Winnebago counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Maple Park Mortgage provides mortgage-banking services and Old Second also engages in trust operations.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers cash and due from banks and Federal funds sold to be cash and cash equivalents. Generally, Federal funds are sold for one-day periods.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Interest income includes amortization of purchase premium or discount. Realized gains and losses are determined based on the amortized cost of the specific security sold.

LOANS HELD FOR SALE: Maple Park Mortgage originates residential mortgage loans which are sold in the secondary market, including loans secured under programs with the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"). Loans held for sale may be hedged with forward sales commitments in order to minimize interest rate risk by contracting for the sale of loans in the future at specified prices. Gains and losses from hedging transactions on loans held for sale are included in the cost of the loans in determining the gain or loss when the loans are sold. Loans held for sale are carried at the lower of aggregate cost or fair value.

LOANS: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest income is discontinued when full loan repayment is in doubt. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A loan is considered impaired when the carrying amount of the loan exceeds the present value of the future cash flows, discounted at the loan's original effective interest rate. When a loan is collateral dependent, management measures impairment based on the fair value of underlying collateral. There was no material impairment as of December 31, 1999 or December 31, 1998.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization. When property is retired or otherwise disposed of, the carrying amount, net of sale proceeds in the event of a sale of assets, is recognized as a gain or loss at the time of disposal. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to ten years for furniture and equipment principally by the use of accelerated depreciation methods. Expenditures for maintenance and repair are expensed as incurred, and expenditures for major renovations are capitalized.

OTHER REAL ESTATE OWNED: Real estate acquired in settlement of loans is recorded at the lower of net book value or fair value when acquired, less estimated costs to sell. The excess of net book value over fair value at the foreclosure date is charged to the allowance for loan losses. If fair value declines after acquisition, the reported amount is reduced to the lower of the initial amount or fair value less costs to sell.

MORTGAGE SERVICING RIGHTS: Servicing rights are recognized as assets for purchased rights and for the allocated value of servicing rights retained on loans sold. Servicing rights are amortized in proportion to, and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as an adjustment to the valuation allowance.

GOODWILL AND CORE DEPOSIT INTANGIBLES: Goodwill is the excess of purchase price over identified net assets acquired in an acquisition. Goodwill is being amortized on the straight-line method over 15 years. The core deposit intangibles are being amortized using the straight-line method over 10 years.

LONG-TERM ASSETS: These assets, including intangibles, are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

TRUST ASSETS AND FEES: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company. Income from trust fees is recorded on the cash basis, which does not result in a material difference from the accrual basis.

RETIREMENT PLAN COSTS: The Company uses the "projected unit credit" actuarial method for financial reporting purposes and the entry age cost method for the funding of the qualified plan.

LONG-TERM INCENTIVE PLAN: No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date. Pro-forma disclosures (included in Note M) show the effect on income and earnings per share had the option's fair value been recorded as compensation, using an option-pricing model.

COMMON STOCK SPLIT: The board of directors declared a two-for-one stock split on the Company's common stock in May, 1999. All references to the number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock split for all periods presented.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.

EARNINGS PER SHARE: Basic earnings per share is net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effects of additional potential common shares issuable under stock options computed based on the treasury stock method. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

SEGMENT REPORTING: Beginning January 1, 1998, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires reporting of information regarding reportable operating segments The Corporation has determined that it has one reportable segment--commercial banking. As such, additional segment information is not required to be disclosed. The Corporation offers the following products and services to external customers: deposits, loans, and trust services. Revenues for each of these products and services are disclosed in the Consolidated Statements of Income.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Banks to the Company or by the Company to shareholders.

NEW ACCOUNTING PRONOUNCEMENT: In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

NOTE B: CASH AND DUE FROM BANKS

Old Second and Yorkville National Bank ("Yorkville") are required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, average reserve balances were $4,720,000 and $993,000 for Old Second and Yorkville during 1999.


NOTE C: SECURITIES

Year-end securities available for sale were as follows:


                                                         Gross       Gross
                                          Amortized    Unrealized  Unrealized      Fair
                                            Cost         Gains       Losses        Value
                                          --------      ------      --------      --------
   1999
   U.S. Treasury ...................      $ 10,043      $    3      $     30      $ 10,016
   U.S. Government agencies ........       169,271         105         3,190       166,186
   States and political subdivisions        66,685         808           593        66,900
   Mortgage-backed securities ......        25,623          67           445        25,245
   Other securities ................         2,565          --            --         2,565
                                          --------      ------      --------      --------
                                          $274,187      $  983      $  4,258      $270,912
                                          ========      ======      ========      ========
   1998
   U.S. Treasury ...................      $  9,552      $  190      $     --      $  9,742
   U.S. Government agencies ........       179,844       2,341           270       181,915
   States and political subdivisions        64,671       2,400            27        67,044
   Mortgage-backed securities ......        31,233         135           156        31,212
   Other securities ................         2,452          --            --         2,452
                                          --------      ------      --------      --------
                                          $287,752      $5,066      $    453      $292,365
                                          ========      ======      ========      ========

                                                        Amortized        Fair
                                                          Cost           Value
                                                        --------        --------
Due in one year or less ........................        $ 40,114        $ 40,028
Due after one year through five years ..........         158,937         156,731
Due after five years through ten years .........          32,276          31,844
Due after ten years ............................          17,237          17,064
                                                        --------        --------
                                                         248,564         245,667
Mortgage-backed securities .....................          25,623          25,245
                                                        --------        --------
                                                        $274,187        $270,912
                                                        ========        ========

Securities with aggregate amortized costs of approximately $83.6 million and $88.1 million at December 31, 1999 and 1998, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

NOTE D: LOANS

Major classifications of loans were as follows:

                                                       1999               1998
                                                     --------           --------
Commercial and industrial ................           $151,771           $143,047
Real estate - commercial .................            175,010            165,459
Real estate - construction ...............             58,833             46,361
Real estate - residential ................            159,743            144,434
Installment ..............................             65,491             57,471
                                                     --------           --------
                                                      610,848            556,772
Unearned discount ........................                (78)              (227)
                                                     --------           --------
                                                     $610,770           $556,545
                                                     ========           ========


Past due and nonaccrual loans were as follows:

                                                                        1999        1998        1997
                                                                       ------      ------      ------
Nonaccrual loans ................................................      $1,298      $  768      $2,189
Interest income recorded on nonaccrual loans ....................          50          23          84
Interest income which would have been accrued on nonaccrual loans         142         114         273
Loans 90 days or more past due and still accruing interest ......         742       1,417       1,011


Loans to principal officers, directors, and their affiliates in 1999 were as follows:

                                                    1999                  1998
                                                 --------              --------
Beginning balance ..................             $ 17,997              $ 17,343
New Loans ..........................               46,525                41,833
Repayments .........................              (36,747)              (40,480)
Other changes ......................                 (870)                 (699)
                                                 --------              --------
Ending balance .....................             $ 26,905              $ 17,997
                                                 ========              ========


It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company's access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company's lending standards and credit monitoring procedures. The Banks make loans within their market areas. There are no significant concentrations of loans where the customers' ability to honor loan terms are dependent upon a single economic sector.

NOTE E: ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loans losses were as follows:

                                           1999            1998           1997
                                          -------        --------       ---------
Balance at beginning of year ......       $ 7,823        $ 6,923        $ 6,968
Provision for loan losses .........           930          1,213          1,256
Loans charged-off .................          (652)          (552)        (1,642)
Recoveries ........................           343            239            341
                                          -------        -------        -------
Balance at end of year ............       $ 8,444        $ 7,823        $ 6,923
                                          -------        -------        -------
                                          -------        -------        -------



NOTE F: PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                               December 31, 1999                                  December 31, 1998
                                   ----------------------------------------          ------------------------------------------
                                                Accumulated        Net Book                         Accumulated        Net Book
                                   Cost         Amortization        Value            Cost          Amortization         Value
                                   ----         ------------        -----            ----          ------------         -----
Land ..................          $ 4,861          $    --          $ 4,861          $ 4,899          $    --          $ 4,899
Premises ..............           22,222            9,564           12,658           21,605            9,134           12,471
Furniture and equipment           14,903           11,757            3,146           14,588           11,008            3,580
                                 -------          -------          -------          -------          -------          -------
                                 $41,986          $21,321          $20,665          $41,092          $20,142          $20,950
                                 =======          =======          =======          =======          =======          =======


NOTE G: INTANGIBLE ASSETS

Year-end intangible assets were as follows:

                                             December 31, 1999                              December 31, 1998
                                  ----------------------------------------          ---------------------------------------
                                               Accumulated        Net Book                      Accumulated        Net Book
                                  Cost         Amortization        Value            Cost        Amortization         Value
                                  ----         ------------        -----            ----        ------------         -----
Goodwill ..............          $ 6,561          $3,557          $ 3,004          $ 6,561          $3,115          $3,446
Core deposit intangible            3,505           1,018            2,487            3,505             663           2,842
                                 -------          ------          -------          -------          ------          ------
                                 $10,066          $4,575          $ 5,491          $10,066          $3,778          $6,288
                                 =======          ======          =======          =======          ======          ======


NOTE H: MORTGAGE SERVICING RIGHTS

Activity for capitalized mortgage servicing rights was as follows:

                                                                      1999         1998           1997
                                                                    -------       -------       -------
Balance at beginning of year .................................      $ 6,949       $ 2,543       $ 2,403
Origination of mortgage servicing rights .....................        2,360         4,839           530
Amortization .................................................         (887)         (433)         (390)
                                                                    -------       -------       -------
Balance at end of year .......................................      $ 8,422       $ 6,949       $ 2,543
                                                                    =======       =======       =======
Changes in the valuation for servicing assets were as follows:
Balance at beginning of year .................................      $ 1,189       $   252       $   252
Provisions for impairment ....................................           75           937            --
Recoveries ...................................................         (500)           --            --
                                                                    -------       -------       -------
Balance at end of year .......................................      $   764       $ 1,189       $   252
                                                                    -------       -------       -------
                                                                    -------       -------       -------
Net balance ..................................................      $ 7,658       $ 5,760       $ 2,291
                                                                    =======       =======       =======

NOTE I: DEPOSITS

Major classifications of deposits were as follows:

                                                           1999            1998
                                                         --------       --------
Noninterest bearing ..............................       $126,808       $119,972
Savings ..........................................         98,934        102,428
NOW accounts .....................................         83,362         65,359
Money market accounts ............................        205,351        192,534
Certificates of deposit of less than $100,000 ....        258,184        267,158
Certificates of deposit of $100,000 or more ......         75,697         78,880
                                                         --------       --------
                                                         $848,336       $826,331
                                                         ========       ========


At year-end 1999, scheduled maturities of time deposits were as follows:
2000.......................................................             $223,332
2001.......................................................               80,440
2002.......................................................                9,059
2003.......................................................               18,670
2004.......................................................                2,380
                                                                        --------
Total                                                                   $333,881
                                                                        ========


NOTE J: BORROWING

At December 31, 1999 and 1998, respectively, $9.5 million and $36.2 million were outstanding for a line of credit extended to Maple Park Mortgage for the funding of loans held for sale. There is $60 million available through this line of credit which is issued by Firstar Bank Milwaukee, N.A. and is due March 31, 2000. Interest payments are due on a monthly basis at a rate of 1% over the previous month average federal funds rate. The note is secured by a Mortgage Notes (purchase money) Security Agreement dated May 27, 1999 and is guaranteed by the Company. At December 31, 1999 and 1998, respectively, short term borrowings totaled $27.6 million at a weighted average rate of 3.9% and $37.1 million at a weighted average rate of 4.4%.

NOTE K: INCOME TAXES

Income tax expense (benefit) was as follows:

                                       1999              1998             1997
                                      -------          -------          -------
Current federal .............         $ 5,908          $ 4,949          $ 3,927
Current state ...............             610              784              373
Deferred federal ............            (672)            (550)            (221)
Deferred state ..............             (66)            (147)             (61)
                                      -------          -------          -------
                                      $ 5,780          $ 5,036          $ 4,018
                                      =======          =======          =======

The following were the components of the deferred tax assets and liabilities as of December 31:

                                                            1999          1998
                                                          -------       -------
Allowance for loan losses ..........................      $ 3,247       $ 2,400
Pension ............................................          225           288
Other assets .......................................          966           403
                                                          -------       -------
Deferred tax assets ................................        4,438         3,091

Accumulated depreciation ...........................         (793)         (647)
Net premiums and discounts on securities ...........         (249)         (185)
Other liabilities ..................................         (399)           --
                                                          -------       -------
Deferred tax liabilities ...........................       (1,441)         (832)
                                                          -------       -------
                                                            2,997         2,259
Tax effect of net unrealized gain on investments ...        1,303        (1,790)
                                                          -------       -------
Net deferred tax asset .............................      $ 4,300       $   469
                                                          =======       =======


The components of the provision for deferred income taxes were as follows:

                                                   1999        1998        1997
                                                  -----       -----       -----
Allowance for loan losses ..................      $(847)      $(215)      $ (60)
Accumulated depreciation ...................        146        (237)         11
Pension ....................................         63         (67)         (9)
Net premiums and discounts on securities ...         64        (132)       (244)
Other, net .................................       (164)        (46)         20
                                                  -----       -----       -----
                                                  $(738)      $(697)      $(282)
                                                  =====       =====       =====


     Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                                        1999          1998          1997
                                                                      -------       -------       -------
Tax at statutory federal income tax rate .......................      $ 6,366       $ 5,469       $ 4,628
Nontaxable interest income, net of disallowed interest deduction         (918)       (1,019)       (1,104)
Goodwill amortization ..........................................          154           150           150
State income taxes, net of federal benefit .....................          354           421           183
Other, net .....................................................         (176)           15           161
                                                                      -------       -------       -------
                                                                      $ 5,780       $ 5,036       $ 4,018
                                                                      =======       =======       =======

                                           21

NOTE L: RETIREMENT PLANS

The Company has a noncontributory defined benefit retirement plan covering substantially all full-time and regular part-time employees of the banking subsidiaries. Generally, benefits are based on years of service and compensation. Certain participants in the defined benefit plan are also covered by an unfunded supplemental retirement plan. The purpose of this plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified plans.

The following table sets forth the plans' status and amounts recognized in these financial statements:

                                                             1999           1998            1997
                                                            -------        -------        -------
Accumulated benefit obligation .......................      $ 5,907        $ 6,139        $ 6,020

CHANGE IN THE PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year ....      $ 7,900        $ 7,753        $ 6,734
Service cost .........................................          510            510            428
Interest cost ........................................          518            511            481
Plan amendments ......................................           --             10            107
Actuarial (Gain) Loss ................................         (518)           433            322
Benefits paid ........................................         (850)        (1,317)          (319)
                                                            -------        -------        -------
Projected benefit obligation at end of year ..........      $ 7,560        $ 7,900        $ 7,753
                                                            =======        =======        =======
CHANGE IN PLAN ASSETS
Fair value of assets at beginning of year ............      $ 7,759        $ 7,648        $ 6,770
Actuarial return on plan assets ......................        1,078            866          1,077
Employer contributions ...............................          130            562            120
Benefits paid ........................................         (850)        (1,317)          (319)
                                                            -------        -------        -------
Projected benefit obligation at end of year ..........      $ 8,117        $ 7,759        $ 7,648
                                                            =======        =======        =======
ACCRUED PENSION COST
Funded status ........................................      $   557        $  (140)       $  (105)
Unrecognized gain ....................................       (1,523)          (514)          (653)
Unrecognized prior service cost ......................          216            239            252
Unrecognized net transition asset ....................         (343)          (430)          (516)
                                                            -------        -------        -------
Accrued pension cost .................................      $(1,093)       $  (845)       $(1,022)
                                                            =======        =======        =======
NET PERIODIC PENSION COST
Service cost .........................................      $   510        $   510        $   428
Interest cost ........................................          518            511            481
Expected return on assets ............................         (590)          (573)          (516)
Amortization of unrecognized:
Net Loss .............................................            4             --             --
Prior service cost ...................................           22             23             22
Net asset ............................................          (86)           (86)           (86)
                                                            -------        -------        -------
Net periodic pension cost ............................      $   378        $   385        $   329
                                                            =======        =======        =======

AMOUNTS APPLICABLE TO THE SUPPLEMENTAL RETIREMENT PLAN
Projected benefit obligation .........................      $   392        $   299        $   373
Accumulated benefit obligation .......................          261            195            286

KEY ASSUMPTIONS
Discount rate ........................................         7.50%          6.50%          6.75%
Long-term rate of return on assets ...................         8.50%          8.00%          8.00%
Salary increases .....................................         5.00%          4.50%          4.50%


The Company maintains contributory and non-contributory profit sharing plans covering substantially all full-time and regular part-time employees. The expense of these plans was $739,000 in 1999, $737,000 in 1998, and $644,000 in
1997.

NOTE M: LONG-TERM INCENTIVE PLAN

The Long-Term Incentive Plan (the "Incentive Plan") authorizes the granting of stock options and stock appreciation rights at the discretion of the Board of Directors. The Incentive Plan requires the exercise price of any stock option to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years. As of December 31, 1999, there were no stock appreciation rights issued under the Incentive Plan.

Activity in the Incentive Plan and options outstanding as of year-end were as follows:

                                          1999                      1998                    1997
                                  --------------------       -------------------      -------------------
                                              Weighted                   Weighted                Weighted
                                              Average                     Average                 Average
                                              Exercise                   Exercise                 Exercise
                                   Shares       Price        Shares        Price       Shares       Price
                                  -------      -------       ------       -------      ------      -------
Beginning outstanding ......       98,068      $23.594       83,300       $22.295      55,200      $18.245
Granted ....................       39,200       27.683       23,000        26.000      28,100       30.250
Exercised ..................           --           --       (8,232)       17.167          --           --
                                  -------      -------       ------       -------      ------      -------
Ending outstanding .........      137,268      $24.762       98,068       $23.594      83,300      $22.295
                                  =======      =======       ======       =======      ======      =======
At year-end:
  Options exercisable ......       73,368      $ 22.24       49,603       $ 20.39      30,064      $ 17.75
  Weighted average contractual
    life in years ..........          8.0                       8.4                       8.8
  Weighted average fair
    value of options granted
    during the year ........                   $  7.95                    $  6.36                  $  6.00



The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards No. 123 been used to measure compensation cost for stock option plans:

                                                1999           1998             1997
                                            ----------      ----------      ----------
Net income as reported ...............      $   12,408      $   11,049      $    9,594
Pro forma net income .................          11,739          10,667           9,288
Basic earnings per share as reported .            2.04            1.81            1.57
Pro forma basic earnings per share ...            1.93            1.75            1.52
Diluted earnings per share as reported            2.04            1.81            1.57
Pro forma diluted earnings per share .            1.93            1.74            1.52


The pro forma effects were computed using option pricing models with the following assumptions:

                                      1999        1998        1997
                                      ----        ----        ----
Risk free interest rate .......       5.75%       4.50%       5.50%
Expected option life, in years          10          10          10
Expected stock price volatility       20.1%       18.7%       13.7%
Dividend yield ................       2.00%       2.00%       2.00%

NOTE N: EARNINGS PER SHARE

                                                      1999          1998          1997
                                                  -----------    ----------     ----------
BASIC EARNINGS PER SHARE
 Weighted-average common shares outstanding......  6,082,270      6,099,510      6,098,380
 Net income available to common stockholders..... $   12,408     $   11,049     $    9,594
 Basic earnings per share ....................... $     2.04     $     1.81     $     1.57

DILUTED EARNINGS PER SHARE
 Weighted-average common shares outstanding......  6,082,270      6,099,510      6,098,380
 Dilutive effect of stock options ...............     13,181         14,467          8,678
                                                   ---------      ---------      ---------
 Diluted average common shares outstanding.......  6,095,451      6,113,977      6,107,058
 Net income available to common stockholders..... $   12,408     $   11,049     $    9,594
 Diluted earnings per share ..................... $     2.04     $     1.81     $     1.57


NOTE O: COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingent liabilities that are not reflected in the financial statemtents. Commitments and contingent liabilities include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management's opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 1999 were approximately $7,627,000. Firm commitments to fund loans in the future were approximately $221,773,000 as of December 31, 1999. As of December 31, 1999, there were other commitments and contingent liabilities arising in the normal course of business that, in management's opinion, will not have a material effect on future financial results.

NOTE P: CAPITAL

The Company and the Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

As of the Company's and the Banks' most recent regulatory notification, the Company and the Banks were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Banks' categories.

Capital levels and minimum required levels:

                                                        Actual                   Minimum Required for        Minimum Required to be
                                                                              Capital Adequacy Purposes        Well Capitalized
                                                 -------------------------    -------------------------      ----------------------
                                                   Amount       Ratio           Amount         Ratio            Amount      Ratio
                                                   ------       -----           ------         -----            ------      -----
1999
Total capital to risk weighted assets
 Consolidated................................. $ 108,691       15.84%         $ 54,894         8.00%          $ 68,618     10.00%
 Old Second...................................    66,061       14.81%           35,685         8.00%            44,606     10.00%

Tier 1 capital to risk weighted assets
 Consolidated.................................   100,247       14.61%           27,446         4.00%            41,169      6.00%
 Old Second...................................    60,509       13.57%           17,836         4.00%            26,754      6.00%

Tier 1 capital to average assets
 Consolidated.................................   100,247       10.17%           39,429         4.00%            49,286      5.00%
 Old Second...................................    60,509        9.17%           26,394         4.00%            32,993      5.00%



1998
Total capital to risk weighted assets
 Consolidated.................................   100,639       15.52%           51,876         8.00%            64,845     10.00%
 Old Second*..................................    60,083       14.12%           34,041         8.00%            42,552     10.00%

Tier 1 capital to risk weighted assets
 Consolidated.................................    92,815       14.32%           25,926         4.00%            38,889      6.00%
 Old Second*..................................    55,072       12.94%           17,024         4.00%            25,536      6.00%

Tier 1 capital to average assets
 Consolidated.................................    92,815        9.28%           40,006         4.00%            50,008      5.00%
 Old Second*..................................    55,072        9.51%           23,164         4.00%            28,955      5.00%


*Restated to reflect the 1999 merger of subsidiary banks accounted for as an internal reorganization.

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At December 31, 1999, approximately $10,798,000 was available for the payment of dividends by the Banks to the Company.

NOTE Q: FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value approximates carrying amount for all items except those described below. Fair values of loans were estimated for portfolios of loans with similar financial characteristics, such as type and fixed or variable interest rate terms. Cash flows were discounted using current rates at which similar loans would be made to borrowers with similar ratings and for similar maturities. The fair value of time deposits was estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities. The fair value of borrowing was estimated based on interest rates available to the Company for debt with similar terms and remaining maturities.

The carrying amount and estimated fair values of financial instruments were as follows:


                                                       1999                       1998
                                             -----------------------      ----------------------
                                             Carrying         Fair        Carrying       Fair
                                              Amount          Value        Amount        Value
                                              --------      --------      --------      --------
FINANCIAL ASSETS
  Cash and cash equivalents ............      $ 69,275      $ 69,275      $ 92,152      $ 92,152
  Securities available for sale ........       270,912       270,912       292,365       292,365
  Loans held for sale ..................         8,437         8,437        36,686        36,686
  Loans, net ...........................       602,326       603,138       548,722       557,755
                                              --------      --------      --------      --------
                                              $950,950      $951,762      $969,925      $978,958
                                              ========      ========      ========      ========
FINANCIAL LIABILITIES
  Deposits .............................      $848,336      $847,736      $826,331      $834,104
  Federal funds purchased and securities        17,289        17,289        32,590        32,590
  Other short-term borrowing ...........        10,321        10,321         4,517         4,517
  Notes payable ........................         9,467         9,467        36,189        36,189
                                              --------      --------      --------      --------
                                              $885,413      $884,813      $899,627      $907,400
                                              --------      --------      --------      --------
                                              --------      --------      --------      --------


NOTE R: SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following represents unaudited quarterly financial information for the periods indicated:

                                                     1999                                                1998
                                ----------------------------------------------      ----------------------------------------------
                                  4th          3rd          2nd          1st          4th          3rd          2nd           1st
                                -------      -------      -------      -------      -------      -------      -------      -------
Interest income ..........      $17,229      $16,699      $16,519      $16,542      $17,179      $17,329      $16,981      $16,650
Interest expense .........        7,489        7,216        7,106        7,343        8,000        8,163        7,956        8,110
Net interest income ......        9,740        9,483        9,413        9,199        9,179        9,166        9,025        8,540
Provision for loan losses           219          264          246          201          206          307          346          354
Income before taxes ......        4,765        4,533        4,606        4,284        4,195        4,172        4,020        3,698
Net income ...............        3,266        3,094        3,115        2,933        2,983        2,802        2,730        2,534
Basic earnings per share .         0.54         0.51         0.51         0.48         0.49         0.45         0.45         0.42
Diluted earnings per share         0.54         0.51         0.51         0.48         0.49         0.45         0.45         0.42


NOTE S: PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed Balance Sheets as of December 31 were as follows:

                                                        1999          1998
                                                      --------      --------
ASSETS

Noninterest-bearing deposit with bank subsidiary      $  1,983      $  2,365
Loan to subsidiary .............................         8,050         2,500
Investment in subsidiaries, at equity ..........        94,636        93,085
Securities available for sale ..................           152           590
Other assets ...................................            82         4,795
                                                      --------      --------
                                                      $104,903      $103,335
                                                      ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY ...........      $  1,142      $  1,409
Other liabilities ..............................       103,761       101,926
                                                      --------      --------
Stockholders' equity ...........................      $104,903      $103,335
                                                      --------      --------
                                                      --------      --------


Condensed Statements of Income for the years ended December 31 were as follows:


                                                          1999           1998           1997
                                                        --------       --------       --------
Operating income .................................      $  4,631       $  4,744       $ 3,915
Cash dividends received from subsidiaries ........           521            149           161
                                                        --------       --------       -------
Interest income ..................................         5,152          4,893         4,076
                                                        --------       --------       -------
Operating expenses ...............................           108            566           511
                                                        --------       --------       -------
Other expenses ...................................           108            566           511
                                                        --------       --------       -------
Income before income taxes and equity in
  undistributed net income of subsidiaries .......         5,044          4,327         3,565
                                                        --------       --------       -------
Income tax benefit ...............................           (32)          (185)         (192)
                                                        --------       --------       -------
Income before equity in undistributed
  net income of subsidiaries .....................         5,076          4,512         3,757
Equity in undistributed net income of subsidiaries         7,332          6,537         5,837
                                                        --------       --------       -------
Net income .......................................      $ 12,408       $ 11,049       $ 9,594
                                                        ========       ========       =======

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

                                                                             1999           1998           1997
                                                                           --------       --------       -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ..........................................................      $ 12,408       $ 11,049       $ 9,594
Adjustments to reconcile net income to net
cash from operating activities:
  Equity in undistributed net income of subsidiaries ................        (7,332)        (6,537)       (5,837)
  Increase (decrease) in taxes payable ..............................           173            344           (69)
  (Increase) decrease in other assets ...............................         4,764            (11)           16
  Other, net ........................................................           385            188           (21)
                                                                           --------       --------       -------
  Net cash from operating activities ................................        10,398          5,033         3,683
                                                                           --------       --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities available for sale ...........................            --             --          (500)
Proceeds from sales and maturities of securities available for sale             400          1,500         1,200
Investment in subsidiaries ..........................................        (5,550)        (2,500)       (2,574)
                                                                           --------       --------       -------
Net cash from investing activities ..................................        (5,150)        (1,000)       (1,874)
                                                                           --------       --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid ......................................................        (3,350)        (2,897)       (2,689)
Treasury stock purchased ............................................        (2,280)            --            --

Proceeds from exercise of stock options .............................            --             31            --
                                                                           --------       --------       -------
  Net cash from financing activities ................................        (5,630)        (2,866)       (2,689)
                                                                           --------       --------       -------
  Net change in cash and cash equivalents ...........................          (382)         1,167          (880)
  Cash and cash equivalents at beginning of year ....................         2,365          1,198         2,078
                                                                           --------       --------       -------
  Cash and cash equivalents at end of year ..........................      $  1,983       $  2,365       $ 1,198
                                                                           ========       ========       =======

ERNST & YOUNG LLP           Sears Tower                      Phone: 312 879 2000
                            233 South Wacker Drive
                            Chicago, Illinois 60606-6301



                      REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders and Board of Directors
Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                          ERNST & YOUNG LLP



January 28, 2000






        Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                              CORPORATE INFORMATION


MARKET FOR THE COMPANY'S COMMON STOCK
The Company's common stock trades on The Nasdaq Stock Market under the symbol "OSBC." As of December 31, 1999, the Company had 1,267 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 1998 and 1999.


                                    1999             1998
                              ---------------   ---------------
                                High     Low     High     Low

First quarter..........       $25.88   $31.88   $29.00   $27.53
Second quarter.........        25.13    33.13    30.50    27.38
Third quarter..........        26.38    30.63    22.50    30.00
Fourth quarter.........        28.09    25.50    27.60    21.69





REPORT ON FORM 10-K
Copies of the Company's 1999 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission will be furnished to each stockholder upon written request to: J. Douglas Cheatham, Vice President and Chief Financial Officer, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60506-4172.

OLD SECOND BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31, 1999
(IN THOUSANDS)



                                                  The Old
                                                   Second                                     Kane
                                                  National     Yorkville                      County
                                                  Bank of       National     Burlington       Bank &
                                                   Aurora         Bank         Bank           Trust
                                                  --------      --------      --------       --------

ASSETS
Cash and due from banks ....................      $ 33,021      $  5,068      $  1,161      $  3,185
Federal funds sold .........................        17,155         1,600         5,200         2,750
                                                  --------      --------      --------      --------
 Cash and cash equivalents .................        50,176         6,668         6,361         5,935
Securities available for sale ..............       191,784        34,579         9,798        27,203
Loans held for sale ........................          --            --            --            --
Loans ......................................       402,053       104,298        27,397        39,031
Allowance for loan losses ..................         5,552         1,299           347           723
                                                  --------      --------      --------      --------
  Net loans ................................       396,501       102,999        27,050        38,308
Premises and equipment, net ................        13,609         2,618           412         2,371
Other real estate owned ....................          --              79          --            --
Mortgage servicing rights, net .............          --            --            --            --
Goodwill, net ..............................          --              25           599         2,380
Core deposit intangible assets, net ........          --           2,487          --            --
Investment in subsidiaries .................          --            --            --            --
Accrued interest and other assets ..........         8,004         2,039           528         1,724
                                                  --------      --------      --------      --------
  Total assets .............................      $660,074      $151,494      $ 44,748      $ 77,921
                                                  ========      ========      ========      ========

LIABILITIES
Deposits
  Demand ...................................      $ 98,094      $ 15,289      $  2,767      $  9,402
  Savings ..................................       245,077        64,023        21,920        39,167
  Time .....................................       228,654        56,016        14,868        17,684
                                                  --------      --------      --------      --------
    Total deposits .........................       571,825       135,328        39,555        66,253
Securities sold under repurchase agreements         15,653         1,636          --            --
Other short-term borrowing .................         8,825           209          --           1,287
Notes payable ..............................          --            --            --            --
Accrued interest and other liabilities .....         4,720           970           370           608
                                                  --------      --------      --------      --------
    Total liabilities ......................       601,023       138,143        39,925        68,148

STOCKHOLDERS' EQUITY
Common stock ...............................         2,160           525           250         1,000
Surplus ....................................         8,988         2,025         3,532         8,250
Retained earnings ..........................        49,362        10,944         1,110           797
Unrealized net gain (loss) on...............
  securities available for sale ............        (1,459)         (143)          (69)         (274)
Treasury stock .............................          --            --            --            --
                                                  --------      --------      --------      --------
  Total stockholders' equity ...............        59,051        13,351         4,823         9,773
                                                  --------      --------      --------      --------
  Total liabilities and stockholders' equity      $660,074      $151,494      $ 44,748      $ 77,921
                                                  ========      ========      ========      ========


                            Old Second                   Old Second
   Bank of                   Bancorp,                     Bancorp,
   Sugar      Maple Park    Inc. Parent   Consolidation     Inc.
   Grove      Mortgage          Only      Adjustments   Consolidated
--------      --------      --------      -----------   ------------
$    778      $    146      $  1,983      $ (1,967)     $ 43,375
    --            --            --            (805)       25,900
--------      --------      --------      ---------     --------
     778           146         1,983        (2,772)       69,275
   7,396          --             152          --         270,912
    --           8,437          --            --           8,437
  35,131         2,860         8,050        (8,050)      610,770
     433            90          --            --           8,444
--------      --------      --------      ---------     --------
  34,698         2,770         8,050        (8,050)      602,326
   1,070           430          --             155        20,665
    --            --            --            --              79
    --           7,658          --            --           7,658
    --            --            --            --           3,004
    --            --            --            --           2,487
    --            --          94,636       (94,636)         --
     978           675            82          (365)       13,665
--------      --------      --------      ---------     --------
$ 44,920      $ 20,116      $104,903     $(105,668)     $998,508
========      ========      ========      =========     ========



$  4,844      $   --        $   --        $ (3,588)     $126,808
  17,034          --            --             426       387,647
  16,659          --            --            --         333,881
--------      --------      --------      ---------     --------
  38,537          --            --          (3,162)      848,336
    --            --            --            --          17,289
     805          --            --            (805)       10,321
    --          17,517          --          (8,050)        9,467
     553           141         1,142           830         9,334
--------      --------      --------      ---------     --------
  39,895        17,658         1,142       (11,187)      894,747


     260            10        15,875        (4,205)       15,875
   2,300          --            --         (25,095)         --
   2,497         2,448        92,143       (67,158)       92,143

     (32)         --          (1,977)        1,977        (1,977)
    --            --          (2,280)         --          (2,280)
--------      --------      --------      ---------     --------
   5,025         2,458       103,761       (94,481)      103,761
--------      --------      --------      ---------     --------
$ 44,920      $ 20,116      $104,903     $(105,668)     $998,508
========      ========      ========      =========     ========