Form 10-K405, Exhibit 13
period 2000-12-31
OLD SECOND BANCORP INC
filed 2001-03-28
CIK 357173

                               2000 ANNUAL REPORT

                         [OLD SECOND BANCORP INC. LOGO]

OLD SECOND BANCORP, INC.
2000 ANNUAL REPORT


INDEX

Letter to Stockholders . . . . . . . . . . . . . . . . . . . . . . . . .2-3

Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . .4

Management's Discussion . . . . . . . . . . . . . . . . . . . . . . . .5-10

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . .11

Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . .12

Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . .13

Consolidated Statements of Changes in Stockholders' Equity . . . . . . . 14

Notes to Consolidated Financial Statements . . . . . . . . . . . . . .15-27

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . .28

Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . .29

Bancorp and Subsidiaries Consolidated Balance Sheets . . . . . . . . .30-31


BANCORP HIGHLIGHTS:

Old Second National Bank/Bancorp . . . . . . . . . . . . . . . . . . .32-33

Yorkville National Bank . . . . . . . . . . . . . . . . . . . . . . . . .34

Kane County Bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35

Maple Park Mortgage . . . . . . . . . . . . . . . . . . . . . . . . . . .36

2000 YEAR END LETTER TO STOCKHOLDERS

For Old Second Bancorp Inc., 2000 was an excellent year. All three of our banks exceeded their goals. This achievement is a tribute to our staff and the distinct character of our holding company as well as the autonomy our banks enjoy in serving their individual markets.

We set new records in assets, loan growth, income, book value and most other measures that value the success of a bank holding company. Some of the highlights include the following:

Net income for the year exceeded $13.4 million, up more than 8.5% from the previous year's record of $12.4 million. This resulted in record earnings of $2.29 per share compared with $2.04 per share in 1999, a 12.25% increase. Dividends were increased for the 34th consecutive year. Total loans increased to $729,732,000, or a 20.8% increase, and deposits increased 17.5% to $996,478,000.
Return on equity was 12.71% compared to 1999 which was at 12.06%, and return on assets was stable at a respectable 1.26%. Total assets of your holding company grew 15.1% to approximately $1.15 billion. Stockholders' equity grew from $103.8 million to $113.0 million. This translates to an equity-capital ratio of 9.83% reflecting a very solid capital position.

The first year of the new Millennium brought many new challenges to the banking industry and likewise presented many new opportunities. For instance, the highly publicized Y-2K potential problems for the bank and business in general was uneventful. We successfully merged the Bank of Sugar Grove into Old Second National Bank and merged the facilities at Maple Park, Kaneville, and Burlington into Kane County Bank in Elburn. This makes each of the banks large enough to attract the "people power" we need to provide quality, full service to all segments of their businesses and consumer population at each of our nineteen locations.

A great deal of time was spent by our people from all of our banks in 2000 converting to our new computer system. This successful conversion took place over the Labor Day weekend and the success of same was and is a tribute to the many dedicated employees who spent countless hours beyond the call of duty to make this a smooth transition. With this conversion, we now have the capabilities of delivering "state of the art" services to all segments of our customers.

Change of ownership of local banks has presented many opportunities for Old Second. We strongly believe that locally owned community banks can serve the community much more efficiently than nationally owned or internationally owned conglomerates.

We believe our decentralized community bank structure has proven itself well suited to the diversity of the Kane, Dupage, Kendall, LaSalle, and DeKalb counties that we serve. Credit, marketing and pricing decisions are made by local Bank management and not by centralized administration. Quick response and decision making by those closest to their customers give us a strong competitive advantage.

Community service continues to be important to us. We are committed to the needs of our communities and reinvest customer deposits back into the areas from which the deposits are gathered. We encourage our employees to be involved in the community with active participation in various local charities, schools, church and community groups. Besides our time and talents, our banks have also supported many community organizations with monetary donations. With both this community style banking philosophy and the ability to offer the latest in technology, as well as the expertise of our employees, we believe we are just the right size to compete very effectively now and in the future.

[PHOTO]
PRESIDENT & CEO WILLIAM B. SKOGLUND
(SEATED) AND CHAIRMAN JAMES BENSON

As we enter the second year of the new Millennium, planned expansion will be taking place. Land has been purchased and plans are underway to build a new banking facility in the St. Charles-Geneva area and a second facility later in the year in the Sycamore-DeKalb area. We are very confident that these fast growing areas will add to the very well located, growing areas we serve and will add profitable, conservative growth for your holding company. Further, we continue to look for other expansion opportunities in and around our current market areas.

We are optimistic about the future of Old Second Bancorp Inc., and with concurrent falling interest rates, we look for Maple Park Mortgage Company to be quite active in the months ahead. We are fortunate to have stable core deposits in the holding company, a quality loan portfolio with very low non-performing loans, well trained personnel throughout our organization, a very desirable growing area in which we operate, and nineteen well spaced facilities for the convenience of customers within the areas in which we want to be a dominant player.

We wish to thank our stockholders who have faithfully supported management, the Board of Directors for their progressive leadership, and our dedicated, loyal staff who serve the needs of our customers.


/s/ James Benson
James Benson
Chairman


/s/ William B. Skoglund
William B. Skoglund
President and CEO

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                2000            1999           1998           1997           1996
BALANCE SHEET ITEMS AT YEAR-END
Total assets .........................     $1,149,442     $  998,508     $1,014,292     $  948,371     $  889,844
Net loans ............................        720,042        595,825        542,189        527,459        474,946
Deposits .............................        996,478        848,336        826,331        788,929        789,969
Notes payable ........................          3,429          9,467         36,189         24,133          1,017
Stockholders' equity before
   other comprehensive income ........        111,491        105,738         99,103         90,768         83,896
Stockholders' equity .................        112,962        103,761        101,926         92,121         84,200

RESULTS OF OPERATIONS
Net interest income ..................     $   41,325     $   37,835     $   35,910     $   34,127     $   31,899
Provision for loan losses ............          1,380            930          1,213          1,256            748
Net income ...........................         13,471         12,408         11,049          9,594          8,337

PER SHARE DATA
Basic earnings per share .............     $     2.29     $     2.04     $     1.81     $     1.57     $     1.37
Diluted earnings per share ...........           2.29           2.04           1.81           1.57           1.37
Dividends declared ...................           0.60           0.58           0.45           0.45           0.42
Stockholders' equity before
   other comprehensive income ........          19.12          17.56          16.24          14.88          13.76
Stockholders' equity .................          19.37          17.23          16.70          15.11          13.81

Weighted average shares outstanding ..      5,888,457      6,082,270      6,099,510      6,098,380      6,098,584
Shares outstanding at year-end .......      5,832,094      6,020,862      6,102,362      6,098,380      6,098,380


Note: 1996 amounts were restated to reflect the acquisition of Maple Park Bancshares, Inc. on May 13, 1997, which was accounted for as a pooling-of-interests. The number of shares and per share amounts have been adjusted to reflect a two-for-one stock split in 1999.

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The consolidated financial statements include Old Second Bancorp, Inc. and its wholly owned subsidiaries; The Old Second National Bank of Aurora, Yorkville National Bank, Kane County Bank, and Maple Park Mortgage, together referred to as "the Company." The banking subsidiaries are referred to herein as "the Banks." The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, Lake, LaSalle, and Winnebago counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial loans, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Maple Park Mortgage provides mortgage-banking services and Old Second Bank also engages in trust operations.

During 2000, the Company simplified its organizational structure by eliminating two bank charters. The Bank of Sugar Grove was merged into The Old Second National Bank of Aurora ("Old Second") and Burlington Bank was merged into Kane County Bank. The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations.

Net income of $13,471,000 or $2.29 per share was achieved in 2000, which compares with $12,408,000, or $2.04 per share in 1999, and $11,049,000, or $1.81 per share in 1998. Basic earnings per share were the same as diluted earnings per share in all years presented. Growth in net interest income was the primary cause of growing net income. Net interest income grew $3.5 million (9.2%) to $41.3 million in 2000, and grew $1.9 million (5.4%) to $37.8 million in 1999, due to an increase in earning assets in each year and an increase in the net interest margin. Year-end total assets were $1.149 billion as of December 31, 2000, an increase of $150.9 million (15.1%) over year-end 1999. Average assets were $1.067 billion, $981.9 million, and $962.4 million in 2000, 1999, and 1998, respectively.

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

Net interest income was $41.3 million in 2000, $37.8 million in 1999, and $35.9 million in 1998. These increases resulted from a combination of increased average earning assets and a higher net interest margin. Average earning assets were $1.001 billion in 2000, an increase of $91.4 million (10.0%) from $909.7 million in 1999. Average earning assets were $892.6 million in 1998. In addition, an increasing portion of earning assets was allocated to loans. Average loans increased $89.4 million (15.6%) from $573.2 million in 1999 to $662.6 million in 2000. During 1999, average loans increased $32.2 (6.0%) from $541.0 million in 1998. The net interest margin was 4.29%, 4.27%, and 4.14%, in 2000, 1999, and 1998, respectively.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1,380,000 during 2000, $930,000 during 1999, and $1,213,000 during 1998. Provisions for loan losses are made to recognize current period net charge off activity, and to provide for future losses on loans inherent in the portfolio and loss-es, which are identified as possible, in the loan review process. Net charge-offs were $134,000, $309,000, and $313,000 in 2000, 1999, and 1998,
respectively. When compared with total loans, net charge-offs as a percent of total loans were 0.02%, 0.05%, and 0.06% in 2000, 1999, and 1998, respectively.

The allowance for loan losses was $9.7 million or 1.33% of loans and 458.4% of nonperforming loans as of December 31, 2000. This compares with an allowance for loan losses of $8.4 million or 1.40% of total loans as of December 31, 1999, which was 413.9% of nonperforming loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing. The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserve evaluation in estimating loan losses.

NONINTEREST INCOME
Noninterest income was $16.6 million in 2000, $18.6 million in 1999, and $20.4 million in 1998. The decrease in noninterest income is related to the decline in mortgage banking income. Mortgage banking income, including secondary mortgage fees, mortgage servicing income, and gains on sales of loans totaled $4.5 million, $8.7 million, and $11.7 million in 2000, 1999, and 1998. Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions. Loans sold were approximately $211 million in 2000, $458 million in 1999, and $650 million in 1998. In addition, in the first quarter of 2000 the majority of mortgage servicing rights were sold, thereby reducing mortgage servicing income.

Trust income was $5,115,000 in 2000, an increase of $642,000 (14.4%) from $4,473,000 in 1999. Assets under management in 2000 were approximately $675 million in 2000, $652 million in 1999, and $611 million in 1998. Trust income grew $319,000 (7.7%) in 1999, compared with $4,154,000 in 1998. Service charges on deposits were $3,639,000, $3,285,000, and $3,139,000 in 2000, 1999, and 1998.
Other income for 1999 included a $258,000 gain on the sale of an unused bank building.

Unamortized mortgage servicing rights totaled approximately $187,000 as of December 31, 2000, and approximately $7.7 million as of December 31, 1999. During the first quarter of 2000, Maple Park Mortgage sold the majority of its mortgage servicing rights with a gain of $897,000 on the sale. Maple Park Mortgage now sells mortgage loans on a servicing-released basis instead of retaining originated servicing rights.

NONINTEREST EXPENSES
Noninterest expenses were $37.1 million in 2000, $37.3 million in 1999, and $39.0 million in 1998. The efficiency ratio was 62.31% in 2000, 64.92% in 1999, and 67.95% in 1998. The efficiency ratio measures noninterest expenses as a percent of tax-equivalent gross revenues. The decline in the ratio reflects progressively greater cost-efficiency over this period of time. Because the largest expense is the cost of staffing, management of this cost has a significant impact on efficiency. Salaries and employee benefits were $21.7 million in 2000 and $20.7 in both 1999 and 1998.

Occupancy expenses were $2,581,000 in 2000, $2,431,000 in 1999, and $2,358,000 in 1998. Furniture and equipment expenses were $3,331,000 in 2000, $3,529,000 in 1999, and $3,970,000 in 1998. Image processing was implemented during 1998, the Company's mainframe computer was upgraded, and the computer network was upgraded. One-time costs associated with these improvements were principally responsible for the higher costs in 1998.

Amortization of mortgage servicing rights, net of changes in the valuation allowance, was $78,000 in 2000, $462,000 in 1999, and $1,370,000 in 1998. As
discussed above, the Maple Park Mortgage subsidiary sold the majority of the mortgage servicing rights in 2000. Mortgage loans are now originated and sold on a servicing-released basis. Management anticipates that the cost and volatility of servicing rights amortization will be substantially reduced.

INCOME TAXES
The Company's provision for Federal and State of Illinois income taxes was $5,954,000, $5,780,000, and $5,036,000 during the years ended December 31,
2000, 1999, and 1998. The average effective income tax rate for these years was 30.7%, 31.8%, and 31.3%. The decrease in the effective tax rate was primarily the result of tax-exempt income increasing from $2.7 million in 1999 to $2.8 million in 2000.

FINANCIAL CONDITION

Total assets were $1.149 billion as of December 31, 2000, an increase of $150.9 million from December 31, 1999. A significant portion of this increase is associated with an increase in loans from $604.3 million to $729.7 million and an increase in securities available for sale from $277.4 to $318.7 during 2000. Deposits were $996.5 million as of December 31, 2000, an increase of $148.1 million from December 31, 1999. At the same time, notes payable, which principally fund loans held for sale, declined from $9.5 million to $3.4 million. During 2000, assets were redeployed from federal funds sold and investments to loans, which generally earn a higher rate of interest.

INVESTMENTS
Securities increased $41.3 million during 2000, from $277.4 million as of December 31, 1999, to $318.7 million as of December 31, 2000. U.S. government agency securities were $214.2 million, an increase of $48 million from a year earlier. U.S. government agency securities comprised 67.2% of the portfolio as of December 31, 2000, and 59.9% of the portfolio as of December 31, 1999. Mortgage backed securities declined $3.5 million, from $25.2 million to $21.7 million during 2000. These changes did not represent a change in investment policy.

LOANS
Total loans increased $124.2 million (20.9%) during 2000, from $595.8 million as of year-end 1999 to $720.0 million as of year-end 2000. All of the major categories of loans increased, with the most significant changes occurring in commercial real estate loans. Construction loans increased from $58.8 million as of year-end 1999 to $84.1 million as of year-end 2000, an increase of $25.3 million or 42.9%. Residential mortgages increased $31.1 million (19.5%) from $160.0 million to $191.2 million over the same period of time.

The loan portfolio generally reflects the profile of the communities in which the Company operates. Because the Company is locating in growing areas, real estate lending, (including commercial, residential, and construction), is a significant portion of the portfolio. These categories comprised 67.1% of the portfolio as of December 31, 2000 and 65.1% at December 31, 1999.

SOURCES OF FUNDS
The Company's primary source of funds is customer deposits. Total deposits grew $148.1 million during 2000, to $996.5 million as of December 31, 2000. Most of the growth was in noninterest bearing checking accounts, certificates of deposit, and money market accounts. Noninterest bearing accounts grew $21.8 million (17.2%), certificates of deposit grew $78.2 million (23.4%) and money market accounts grew $31.4 million (19.6%) during 2000. At the same time, savings decreased $4.8 million (4.8%), and certificates of deposit of less than $100,000 increased $38.3 million (14.9%). Certificates of deposit of $100,000 or more increased $39.9 million (52.7%). In addition to new sales efforts in 2000, deposit growth was enhanced by the acquisition of a local competitor to an out-of-state institution. While total deposits grew $148.1 million in the aggregate, the Banks' deposit products and general pricing philosophy did not change significantly during 2000.

The Company also utilizes repurchase agreements as a source of funds. Repurchase agreements were $21.2 million as of December 31, 2000, an increase of $4.0 million from $17.3 million as of December 31, 1999.

Repurchase agreements are generally for short term purposes, and are subject to variation in balances.

CAPITAL
Total stockholders' equity increased $9.2 million during 2000, from $103.8 million as of December 31, 1999, to $113.0 million as of December 31, 2000. Net income of $13.5 million, reduced by dividends of $3.5 million, contributed retained earnings of $10.0 million during 2000. Stockholders' equity was further enhanced by an increase of $3.4 million in net unrealized securities gains and losses. In 1999, net income of $12.4 million, reduced by dividends of $3.5 million and decreased by a reduction in net unrealized gains and losses on securities of $4.8 million, resulted in an increase in stockholders' equity of $4.1 million. Also, the exercise of stock options contributed $28,000 to stockholders' equity in 2000.

During 2000, the Company purchased 188,768 shares of its common stock, reducing outstanding shares from 6,020,862 as of year-end 1999 to 5,832,094 as of year-end 2000. This reduced stockholders' equity by $4,231,000. It is anticipated that this action will enhance return on equity and earnings per share. Return on equity was 12.71% in 2000, 12.06% in 1999, and 11.69% in 1998.

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated (discussed in Note Q to the consolidated financial statements). The Company and the Banks were categorized as well capitalized as of December 31, 2000. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Bank's categories. The Company's total capital ratio, tier 1 capital to risk weighted assets ratio, and tier 1 capital to average assets ratio were 14.86%, 13.65%, and 9.66%, respectively, as of December 31, 2000. Dividends declared during 2000 were $0.60, an increase of 3.5% from $0.58 in 1999. The dividend payout ratios were 26.2% and 28.4% during 2000 and 1999, respectively.

LIQUIDITY

Liquidity is the Company's ability to fund its operations, to meet depositor withdrawals, to provide for customer's credit needs, and to meet maturing obligations and existing commitments. The liquidity of the Company principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings and its ability to borrow funds.

Net cash inflows from operations were $13.6 million during 2000. Net cash outflows for investing activities were $156.8 million in 2000, primarily as a result of $125.6 million in net principal disbursed on loans. Net cash inflows for financing activities were $130.5 million in 2000, which included a net increase in deposits of $148.1 million, offset by declines in repurchase agreements, short-term borrowings, and notes payable of an aggregate $9.9 million.

Net cash inflows from operations were $40.0 million during 1999, including cash inflows from a reduction in loans held for sale of $28.3 million. Net cash outflows for investing activities were $43.0 million in 1999, primarily as a result of $54.5 million in net principal disbursed on loans. Net cash outflows for financing activities were $19.8 million in 1999, which included a net increase in deposits of $22.0 million, reduced by declines in repurchase agreements, short-term borrowings, and notes payable of an aggregate $36.2 million.

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

The accompanying table on page 10 does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. Although securities available for sale are reported in the earliest time frame in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

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

EXPECTED MATURITY OF INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

                                                                       Expected Maturity Dates
                               --------------------------------------------------------------------------------------------------
                                 1 Year         2 Years        3 Years        4 Years       5 Years     Thereafter        Total
                               ----------     ----------     ----------     ----------    ----------    ----------     ----------
2000
INTEREST-EARNING ASSETS
Deposit with banks .........   $       78                                                                              $       78
Average interest rate ......         5.01%                                                                                   5.01%

Federal funds sold .........   $    8,275     $       --     $       --     $       --    $       --    $       --     $    8,275
Average interest rate ......         5.94%                                                                                   5.94%

Securities .................   $   39,013     $   43,770     $   67,199     $   59,744    $   26,694    $   82,243     $  318,663
Average interest rate ......         6.04%          6.01%          5.96%          6.42%         6.54%         5.90%          6.10%

Fixed rate loans ...........   $   76,172     $   82,275     $   71,135     $  128,193    $   57,619    $   37,208     $  452,602
Average interest rate ......         8.64%          8.16%          8.00%          8.20%         7.69%         7.87%          7.94%

Adjustable rate loans ......   $  105,573     $   14,728     $   12,050     $   25,470    $   10,916    $  119,932     $  288,669
Average interest rate ......         9.70%          6.77%          6.89%          4.48%         4.53%         8.08%          8.76%
                               ----------     ----------     ----------     ----------    ----------    ----------     ----------
Total ......................   $  229,111     $  140,773     $  150,384     $  213,407    $   95,229    $  239,383     $1,068,287
                               ==========     ==========     ==========     ==========    ==========    ==========     ==========

INTEREST-BEARING LIABILITIES
Interest-bearing deposits ..   $  572,739     $   46,934     $   26,842     $    2,832    $    5,758    $  192,780     $  847,885
Average interest rate ......         5.28%          5.79%          5.67%          5.11%         5.96%         1.72%          4.53%

Short-term borrowings ......   $   23,732     $       --     $       --     $       --    $       --    $       --     $   23,732
Average interest rate ......         6.49%                                                                                   6.49%

Notes payable ..............   $    3,429     $       --     $       --     $       --    $       --    $       --     $    3,429
Average interest rate ......         7.50%                                                                                   7.50%
                               ----------     ----------     ----------     ----------    ----------    ----------     ----------
Total ......................   $  599,900     $   46,934     $   26,842     $    2,832    $    5,758    $  192,780     $  875,046
                               ==========     ==========     ==========     ==========    ==========    ==========     ==========

Period gap .................   $ (370,789)    $   93,839     $  123,542     $  210,575    $   89,471    $   46,603     $  193,241
Cumulative gap .............     (370,789)      (276,950)      (153,408)        57,167       146,638       193,241

1999
INTEREST-EARNING ASSETS
Deposit with banks .........   $      575                                                                              $      575
Average interest rate ......         4.75%                                                                                   4.75%

Federal funds sold .........   $   25,900     $       --     $       --     $       --    $       --    $       --     $   25,900
Average interest rate ......         5.26%                                                                                   5.26%

Securities .................   $   37,300     $   38,073     $   35,669     $   57,675    $   34,186    $   74,510     $  277,413
Average interest rate ......         6.08%          6.06%          5.76%          5.78%         5.91%         5.67%          5.84%

Fixed rate loans ...........   $  116,908     $   68,370     $   58,055     $   58,193    $   59,817    $   11,446     $  372,789
Average interest rate ......         8.33%          8.19%          8.19%          7.74%         7.22%         7.91%          7.83%

Adjustable rate loans ......   $  149,130     $   21,016     $   26,258     $   20,291    $   19,941    $    3,281     $  239,917
Average interest rate ......         8.74%          7.67%          7.91%          7.26%         7.36%         7.68%          8.30%
                               ----------     ----------     ----------     ----------    ----------    ----------     ----------
Total ......................   $  329,813     $  127,459     $  119,982     $  136,159    $  113,944    $   89,237     $  916,594
                               ==========     ==========     ==========     ==========    ==========    ==========     ==========

INTEREST-BEARING LIABILITIES
Interest-bearing deposits ..   $  420,463     $   80,439     $    9,059     $   18,670    $    2,380    $  190,516     $  721,527
Average interest rate ......         4.37%          5.44%          5.42%          5.26%         5.00%         1.94%          3.89%

Short-term borrowings ......   $   27,610     $       --     $       --     $       --    $       --    $       --     $   27,610
Average interest rate ......         4.75%                                                                                   4.75%

Notes payable ..............   $    9,467     $       --     $       --     $       --    $       --    $       --     $    9,467
Average interest rate ......         9.79%                                                                                   9.79%
                               ----------     ----------     ----------     ----------    ----------    ----------     ----------
Total ......................   $  457,540     $   80,439     $    9,059     $   18,670    $    2,380    $  190,516     $  758,604
                               ==========     ==========     ==========     ==========    ==========    ==========     ==========

Period gap .................   $ (127,727)    $   47,020     $  110,923     $  117,489    $  111,564    $ (101,279)    $  157,990
Cumulative gap .............     (127,727)       (80,707)        30,216        147,705       259,269       157,990


                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             2000                  1999
                                                                      -----------           -----------
ASSETS
Cash and due from banks ....................................          $    48,304           $    43,375
Federal funds sold .........................................                8,275                25,900
                                                                      -----------           -----------
     Cash and cash equivalents .............................               56,579                69,275
Securities available for sale ..............................              318,663               277,413
Loans held for sale ........................................               11,539                 8,437
Loans ......................................................              729,732               604,269
Allowance for loan losses ..................................                9,690                 8,444
                                                                      -----------           -----------
     Net loans .............................................              720,042               595,825
Premises and equipment, net ................................               22,155                20,665
Other real estate owned ....................................                  357                    79
Mortgage servicing rights, net .............................                  187                 7,658
Goodwill, net ..............................................                2,563                 3,004
Core deposit intangible assets, net ........................                2,131                 2,487
Accrued interest and other assets ..........................               15,226                13,665
                                                                      -----------           -----------
     Total assets ..........................................          $ 1,149,442           $   998,508
                                                                      ===========           ===========

LIABILITIES
Deposits:
   Demand ..................................................          $   148,593           $   126,808
   Savings .................................................              435,801               387,647
   Time ....................................................              412,084               333,881
                                                                      -----------           -----------
     Total deposits ........................................              996,478               848,336
Securities sold under repurchase agreements ................               21,244                17,289
Other short-term borrowing .................................                2,488                10,321
Notes payable ..............................................                3,429                 9,467
Accrued interest and other liabilities .....................               12,841                 9,334
                                                                      -----------           -----------
     Total liabilities .....................................            1,036,480               894,747

STOCKHOLDERS' EQUITY
Preferred stock, no par value;
   authorized 300,000 shares; none issued ..................                 --                    --
Common stock, $1.00 par value; authorized 10,000,000 shares;
   issued 6,103,830 in 2000 and 6,102,362 in 1999
   outstanding 5,832,094 in 2000 and 6,020,862 in 1999 .....                6,104                 6,102
Additional paid-in capital .................................                9,799                 9,773
Retained earnings ..........................................              102,099                92,143
Accumulated other comprehensive income (loss) ..............                1,471                (1,977)
Treasury stock, at cost, 271,736 shares
   in 2000 and 81,500 shares in 1999 .......................               (6,511)               (2,280)
                                                                      -----------           -----------
     Total stockholders' equity ............................              112,962               103,761
                                                                      -----------           -----------
     Total liabilities and stockholders' equity ............          $ 1,149,442           $   998,508
                                                                      ===========           ===========

See accompanying notes to consolidated financial statements.

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                2000          1999          1998
                                                             -------       -------       -------
INTEREST INCOME
Loans, including fees ................................       $56,393       $47,198       $47,172
Loans held for sale ..................................           602         1,676         2,199
Securities:
     Taxable .........................................        15,335        13,783        12,334
     Tax-exempt ......................................         2,818         2,731         3,036
Federal funds sold ...................................         1,979         1,566         3,372
Interest bearing deposits ............................            14            35            26
                                                             -------       -------       -------
     Total interest income ...........................        77,141        66,989        68,139

INTEREST EXPENSE
Savings deposits .....................................        12,416         9,598         9,076
Time deposits ........................................        21,794        17,618        20,287
Repurchase agreements ................................         1,079           698           828
Other short-term borrowings ..........................           305           122           162
Notes payable ........................................           222         1,118         1,876
                                                             -------       -------       -------
     Total interest expense ..........................        35,816        29,154        32,229
                                                             -------       -------       -------
     Net interest income .............................        41,325        37,835        35,910
Provision for loan losses ............................         1,380           930         1,213
                                                             -------       -------       -------
     Net interest income after provision for loan loss        39,945        36,905        34,697

NONINTEREST INCOME
Trust income .........................................         5,115         4,473         4,154
Service charges on deposits ..........................         3,639         3,285         3,139
Secondary mortgage fees ..............................           539           951         1,557
Mortgage servicing income ............................           379         1,811         1,045
Gain on sale of loans ................................         3,624         5,902         9,119
Securities gains, net ................................            --            --            10
Other income .........................................         3,272         2,137         1,353
                                                             -------       -------       -------
     Total noninterest income ........................        16,568        18,559        20,377

NONINTEREST EXPENSE
Salaries and employee benefits .......................        21,734        20,660        20,657
Occupancy expense, net ...............................         2,581         2,431         2,358
Furniture and equipment expense ......................         3,331         3,529         3,970
Amortization of goodwill .............................           441           441           441
Amortization of core deposit intangible assets .......           356           355           355
Amortization of mortgage servicing rights, net .......            78           462         1,370
Other expense ........................................         8,567         9,398         9,838
                                                             -------       -------       -------
     Total noninterest expense .......................        37,088        37,276        38,989
                                                             -------       -------       -------
Income before income taxes ...........................        19,425        18,188        16,085
Provision for income taxes ...........................         5,954         5,780         5,036
                                                             -------       -------       -------
    Net income .......................................       $13,471       $12,408       $11,049
                                                             =======       =======       =======

Basic earnings per share .............................       $  2.29       $  2.04       $  1.81
Diluted earnings per share ...........................          2.29          2.04          1.81


See accompanying notes to consolidated financial statements.

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                                                                  2000             1999             1998
                                                                             ---------        ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ...........................................................       $  13,471        $  12,408        $  11,049
Adjustments to reconcile net income to cash from operating activities:
      Depreciation ...................................................           1,845            2,013            2,202
      Amortization of mortgage servicing rights, net .................              78              887              433
      Provision for loan losses ......................................           1,380              930            1,213
      Net change in mortgage loans held for sale .....................          (3,102)          28,250          (10,696)
      Origination of mortgage servicing rights .......................             (49)          (2,360)          (4,839)
      Change in income taxes payable .................................          (5,880)           4,306              208
      Deferred taxes .................................................            (461)            (738)            (697)
      Change in accrued interest and other assets ....................          (1,561)          (2,793)           1,646
      Change in accrued interest and other liabilities ...............           7,606           (4,026)             285
      Premium amortization and discount accretion on securities ......             211              704              624
      Securities gains, net ..........................................              --               --              (10)
      Amortization of goodwill .......................................             441              441              441
      Amortization of core deposit intangible assets .................             356              355              355
      Valuation related to mortgage servicing rights .................            (746)            (425)             937
      Other, net .....................................................              --               --               19
                                                                             ---------        ---------        ---------
Net cash from operating activities ...................................          13,589           39,952            3,170
                                                                             ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of securities available for sale ..          55,461           76,959          107,159
Purchases of securities available for sale ...........................         (91,201)         (64,100)        (133,290)
Net principal disbursed or repaid on loans ...........................        (125,597)         (54,534)         (22,226)
Proceeds from sales of other real estate .............................            (278)             418              (15)
Property and equipment expenditures ..................................          (3,335)          (1,728)          (2,347)
Sale of mortgage servicing rights ....................................           8,188               --               --
                                                                             ---------        ---------        ---------
   Net cash used by investing activities .............................        (156,762)         (42,985)         (50,719)
                                                                             ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits ...............................................         148,142           22,005           37,402
Net change in repurchase agreements ..................................           3,955          (15,301)           9,664
Net change in other short-term borrowing .............................          (7,833)           5,804           (3,580)
Net change in notes payable ..........................................          (6,038)         (26,722)          12,056
Proceeds from exercise of incentive stock options ....................              28               --               31
Dividends paid .......................................................          (3,546)          (3,350)          (2,897)
Purchase of treasury stock ...........................................          (4,231)          (2,280)              --
                                                                             ---------        ---------        ---------
   Net cash provided (used) by financing activities ..................         130,477          (19,844)          52,676
                                                                             ---------        ---------        ---------
   Net change in cash and cash equivalents ...........................         (12,696)         (22,877)           5,127
   Cash and cash equivalents at beginning of period ..................          69,275           92,152           87,025
                                                                             ---------        ---------        ---------
   Cash and cash equivalents at end of period ........................       $  56,579        $  69,275        $  92,152
                                                                             =========        =========        =========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid ....................................................       $   7,132        $   5,202        $   5,478
Interest paid ........................................................          32,136           29,281           32,626


See accompanying notes to consolidated financial statements.

                   OLD SECOND BANCORP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    Accumulated
                                                                                       Other
                                                        Additional                 Comprehensive                     Total
                                           Common        Paid-In       Retained        Income        Treasury    Stockholders'
                                           Stock         Capital       Earnings        (Loss)         Stock         Equity
                                         ---------      ---------     ---------      ---------      ---------      ---------
Balance, December 31, 1997 ..........    $  15,844      $      --     $  74,924      $   1,353      $      --      $  92,121
Comprehensive income:
   Net income .......................           --             --        11,049             --             --         11,049
   Change in net unrealized gain
      on securities held for sale....           --             --            --          1,470             --          1,470
                                                                                                                   ---------
   Total comprehensive income .......                                                                                 12,519
Dividend declared, $.45 per share ...           --             --        (2,745)            --             --         (2,745)
Stock options exercised .............           31             --            --             --             --             31
                                         ---------      ---------     ---------      ---------      ---------      ---------
Balance, December 31, 1998 ..........    $  15,875      $      --     $  83,228      $   2,823      $      --      $ 101,926
Change in par value
      per share from zero to $1 .....       (9,773)         9,773            --             --             --             --
Comprehensive income:
   Net income .......................           --             --        12,408             --             --         12,408
   Change in net unrealized gain
      on securities held for sale....           --             --            --         (4,800)            --         (4,800)
                                                                                                                   ---------
   Total comprehensive income .......                                                                                  7,608
Dividend declared, $.58 per share ...           --             --        (3,493)            --             --         (3,493)
Purchase of treasury stock ..........           --             --            --             --         (2,280)        (2,280)
                                         ---------      ---------     ---------      ---------      ---------      ---------
Balance, December 31, 1999 ..........    $   6,102      $   9,773     $  92,143      $  (1,977)     $  (2,280)     $ 103,761
   Net income .......................           --             --        13,471             --             --         13,471
   Change in net unrealized gain
      on securities held for sale....           --             --            --          3,448             --          3,448
                                                                                                                   ---------
   Total comprehensive income .......                                                                                 16,919
Dividend declared, $.60 per share ...           --             --        (3,515)            --             --         (3,515)
Stock options exercised .............            2             26                                                         28
Purchase of treasury stock ..........           --             --            --             --         (4,231)        (4,231)
                                         ---------      ---------     ---------      ---------      ---------      ---------
Balance, December 31, 2000 ..........    $   6,104      $   9,799     $ 102,099      $   1,471      $  (6,511)     $ 112,962
                                         =========      =========     =========      =========      =========      =========

See accompanying notes to consolidated financial statements.

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999, AND 1998
               (TABLE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora, Yorkville National Bank, Kane County Bank, and Maple Park Mortgage, together referred to as "the Company." The banking subsidiaries are referred to herein as "the Banks." Inter-company transactions and balances are eliminated in consolidation. During 1999, the Company simplified its organizational structure by eliminating two bank charters. The Old Second Community Bank of North Aurora and Old Second Community Bank of Aurora were merged into The Old Second National Bank of Aurora ("Old Second"). During 2000, the Company eliminated two more bank charters. The Bank of Sugar Grove was merged into Old Second and Burlington Bank was merged into Kane County Bank. The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations. Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, Lake, LaSalle, and Winnebago counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial loans, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Maple Park Mortgage provides mortgage-banking services and Old Second also engages in trust operations.

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the terms of the loan agreement. The value of the loan is determined based on the present value of the future cash flows, discounted at the loan's original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. There was no material impairment as of December 31, 2000 or December 31, 1999.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization. When property is retired or otherwise disposed of, the stated amount, net of sale proceeds in the event of a sale of assets, is recognized as a gain or loss at the time of disposal. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to ten years for furniture and equipment principally by the use of straight-line methods. Expenditures for maintenance and repair are expensed as incurred, and expenditures for major renovations are capitalized.

OTHER REAL ESTATE OWNED: Real estate acquired in settlement of loans is recorded at fair value when acquired, less estimated costs to sell. The difference between the net book value and fair value at the foreclosure date is charged to the allowance for loan losses. If fair value declines after acquisition, the reported amount is reduced to the lower of the initial amount or fair value less costs to sell.

MORTGAGE SERVICING RIGHTS: Servicing rights are recognized as assets for purchased rights and for the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as an adjustment to the valuation allowance.

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

ADVERTISING COSTS: All advertising costs incurred by the Company are expensed in the period in which they are incurred.

COMMON STOCK SPLITS: The board of directors declared a five-for-four stock split on the Company's common stock in June, 1996, and a two-for-one stock split on the Company's common stock in May, 1999. All references to the number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock splits for all periods presented.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.

EARNINGS PER SHARE: Basic earnings per share is net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share include the dilutive effects of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

SEGMENT REPORTING: Beginning January 1, 1998, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires reporting of information regarding reportable operating segments. The Company has one reportable segment - banking. As such, additional segment information is not required to be disclosed. The Company offers the following products and services to external customers: deposits, loans and trust services. Revenues for each of these products and services are disclosed in the Consolidated Statements of Income.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by Old Second to the Company or by the Company to stockholders.

NEW ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which was required to be adopted by the Company on January 1, 2001. Because of the Company's minimal use of derivatives, the adoption of the new Statement did not have an effect on earnings or the financial position of the Company.

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that replaces, in its entirety, FASB Statement No. 125. Although Statement No. 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. As required, the Company will apply the new rules prospectively to transactions beginning in the second quarter of 2001. Based on the current circumstances, the Company believes the application of the new rules will not have a material impact on its financial status.


NOTE B: CASH AND DUE FROM BANKS

Old Second and Yorkville National Bank ("Yorkville") are required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, average reserve balances were $5,932,000 and $662,000, for Old Second and Yorkville during 2000.

NOTE C: SECURITIES

Year-end securities available for sale were summarized as follows:

                                                               Gross          Gross
                                              Amortized     Unrealized      Unrealized        Fair
                                                Cost           Gains          Losses          Value
                                               --------       --------       --------       --------
2000
   U.S. Treasury ........................      $  4,514       $     32       $     --       $  4,546
   U.S. Government agencies .............       212,681          1,957            482        214,156
   States and political subdivisions ....        74,462          1,649            572         75,539
   Mortgage backed securities ...........        21,843             39            179         21,703
   Other securities .....................         2,719             --             --          2,719
                                               --------       --------       --------       --------
                                               $316,219       $  3,677       $  1,233       $318,663
                                               ========       ========       ========       ========
1999
   U.S. Treasury ........................      $ 10,043       $      3       $     30       $ 10,016
   U.S. Government agencies .............       169,271            105          3,190        166,186
   States and political subdivisions ....        73,186            808            593         73,401
   Mortgage backed securities ...........        25,623             67            445         25,245
   Other securities .....................         2,565             --             --          2,565
                                               --------       --------       --------       --------
                                               $280,688       $    983       $  4,258       $277,413
                                               ========       ========       ========       ========

                                                                      Amortized         Fair
                                                                        Cost           Value
                                                                      --------       --------
Due in one year or less ............................................  $ 39,013       $ 39,090
Due after one year through five years ..............................   195,851        197,059
Due after five years through ten years .............................    37,100         38,008
Due after ten years ................................................    22,412         22,803
                                                                      --------       --------
                                                                       294,376        296,960
Mortgage-backed securities .........................................    21,843         21,703
                                                                      --------       --------
                                                                      $316,219       $318,663
                                                                      ========       ========

Securities with aggregate amortized cost of approximately $105.6 million and $83.6 million at December 31, 2000, and 1999, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.


NOTE D: LOANS

Major classifications of loans were as follows:

                                                                      2000             1999
                                                                   ---------        ---------
Commercial and industrial .......................................  $ 165,049        $ 145,270
Real estate - commercial ........................................    214,837          175,010
Real estate - construction ......................................     84,096           58,833
Real estate - residential .......................................    191,158          160,029
Installment .....................................................     75,169           65,491
                                                                   ---------        ---------
                                                                     730,309          604,633
Unearned origination fees .......................................       (555)            (286)
Unearned discount ...............................................        (22)             (78)
                                                                   ---------        ---------
                                                                   $ 729,732        $ 604,269
                                                                   =========        =========


Past due and nonaccrual loans were as follows:

                                                                            2000         1999         1998
                                                                           ------       ------       ------
Nonaccrual loans ...................................................       $1,582       $1,298       $  768
Interest income recorded on nonaccrual loans .......................           79           50           23
Interest income which would have been accrued on nonaccrual loans ..           86          142          114
Loans 90 days or more past due and still accruing interest .........          532          742        1,417

Loans to principal officers, directors, and their affiliates in 2000 and 1999 were as follows:

                                                                                     2000         1999
                                                                                   --------     --------
Beginning balance ..........................................................       $ 26,905     $ 17,997
New loans ..................................................................         46,133       46,525
Repayments .................................................................        (48,665)     (36,747)
Other changes ..............................................................          5,313         (870)
                                                                                   --------     --------
Ending balance .............................................................       $ 29,686     $ 26,905
                                                                                   ========     ========

Other changes for the year 2000 include increases for new directors and changes in affiliations of current directors. It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company's access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company's lending standards and credit monitoring procedures. The Banks make loans within their market areas. There are no significant concentrations of loans where the customers' ability to honor loan terms are dependent upon a single economic sector.


NOTE E: ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

                                                                  2000           1999           1998
                                                                --------       --------       --------
Balance at beginning of year..............................       $ 8,444        $ 7,823        $ 6,923
Provision for loan losses ................................         1,380            930          1,213
Loans charged-off ........................................          (702)          (652)          (552)
Recoveries ...............................................           568            343            239
                                                                --------       --------       --------
Balance at end of year ...................................       $ 9,690        $ 8,444        $ 7,823
                                                                ========       ========       ========

NOTE F: PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                      December 31, 2000                   December 31, 1999
                              --------------------------------    --------------------------------
                                        Accumulated   Net Book              Accumulated   Net Book
                                Cost    Depreciation   Value       Cost     Depreciation   Value
                              -------     -------     -------     -------     -------     -------
Land .....................    $ 4,896     $    --     $ 4,896     $ 4,861     $    --     $ 4,861
Premises .................     22,438      10,160      12,278      22,222       9,564      12,658
Furniture and equipment ..     17,536      12,555       4,981      14,903      11,757       3,146
                              -------     -------     -------     -------     -------     -------
                              $44,870     $22,715     $22,155     $41,986     $21,321     $20,665
                              =======     =======     =======     =======     =======     =======

NOTE G: INTANGIBLE ASSETS

Year-end intangible assets were as follows:

                                      December 31, 2000                   December 31, 1999
                              --------------------------------    --------------------------------
                                        Accumulated   Net Book              Accumulated   Net Book
                                Cost    Depreciation   Value       Cost     Depreciation   Value
                              -------     -------     -------     -------     -------     -------
Goodwill ..................   $ 6,561     $ 3,998    $  2,563    $  6,561     $ 3,557    $  3,004
Core deposit intangible ...     3,505       1,374       2,131       3,505       1,018       2,487
                              -------     -------     -------     -------     -------     -------
                              $10,066     $ 5,372    $  4,694    $ 10,066     $ 4,575    $  5,491
                              =======     =======     =======     =======     =======     =======

NOTE H: MORTGAGE SERVICING RIGHTS

Activity for capitalized mortgage servicing rights was as follows:

                                                               2000          1999            1998
                                                             --------      --------        --------
Balance at beginning of year ..............................  $ 8,422       $  6,949         $ 2,543
Origination of mortgage servicing rights ..................       49          2,360           4,839
Sale of mortgage servicing rights .........................   (8,188)             -               -
Amortization ..............................................      (78)          (887)           (433)
                                                             --------      --------        --------
Balance at end of year ....................................  $   205       $  8,422         $ 6,949
                                                             ========      ========        ========

Changes in the valuation for servicing assets were as follows:

Balance at beginning of year ..............................  $    764       $ 1,189         $   252
Provisions for impairment .................................         -            75             937
Reversal of previous valuation allowance ..................      (746)            -               -
Recoveries ................................................         -          (500)              -
                                                             --------      --------        --------
Balance at end of year ....................................  $     18       $   764         $ 1,189
                                                             ========      ========        ========
Net Balance ...............................................  $    187       $ 7,658         $ 5,760
                                                             ========      ========        ========

NOTE I: DEPOSITS

Major classifications of deposits were as follows:

                                                                2000           1999
                                                             ---------      ---------
Noninterest bearing ...................................      $ 148,593      $ 126,808
Savings ...............................................         94,145         98,934
NOW accounts ..........................................        149,884        128,386
Money market accounts .................................        191,772        160,327
Certificates of deposit of less than $100,000 .........        296,516        258,184
Certificates of deposit of $100,000 or more ...........        115,568         75,697
                                                             ---------      ---------
                                                             $ 996,478      $ 848,336
                                                             =========      =========

At year-end 2000, scheduled maturities of time deposits were as follows:

2001 ..................................................................... $  329,031
2002 .....................................................................     46,934
2003 .....................................................................     26,842
2004 .....................................................................      2,832
2005 .....................................................................      6,445
                                                                           ----------
Total .................................................................... $  412,084
                                                                           ==========

NOTE J: BORROWINGS

At December 31, 2000 and 1999, respectively, $3.4 million and $9.5 million were outstanding for a line of credit extended to Maple Park Mortgage for the funding of loans held for sale. There is $40 million available through this line of credit which is issued by Marshall & Isley and is due February 12, 2001. Interest payments are due on a monthly basis at a rate of 1% over the previous month average (Federal Reserve targeted rate) federal funds rate. The note is secured by a Revolving Business Note dated February 14, 2000, and is guaranteed by the Company. At December 31, 2000 and 1999, respectively, short term borrowings totaled $23.7 million at a weighted average rate of 5.8% and $27.6 million at a weighted average rate of 3.9%.

The Company enters into sales of securities under agreements to repurchase (repurchase agreements). Fixed-coupon repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as borrowed funds in the consolidated balance sheet. The dollar amounts of securities underlying the agreements remain in the asset accounts. Securities sold under agreements to repurchase consisted of U.S. government agencies at December 31, 2000 and 1999.

NOTE K: INCOME TAXES

Income tax expense (benefit) was as follows:

                                                2000         1999         1998
                                              -------      -------      -------
Current federal ........................      $ 5,854      $ 5,908      $ 4,949
Current state ..........................          561          610          784
Deferred federal .......................         (378)        (672)        (550)
Deferred state .........................          (83)         (66)        (147)
                                              -------      -------      -------
                                              $ 5,954      $ 5,780      $ 5,036
                                              =======      =======      =======

The following are the components of the deferred tax assets and liabilities as of December 31:

                                                                  2000         1999
                                                                -------      -------
Allowance for loan losses ................................      $ 3,844      $ 3,247
Pension ..................................................          289          225
Other assets .............................................        1,009          966
                                                                -------      -------
Deferred tax assets ......................................        5,142        4,438
                                                                -------      -------
Accumulated depreciation .................................         (923)        (793)
Accretion on securities ..................................         (209)        (249)
Other liabilities ........................................         (552)        (399)
                                                                -------      -------
Deferred tax liabilities .................................       (1,684)      (1,441)
                                                                -------      -------
                                                                  3,458        2,997
Tax effect of net unrealized (gain) loss on investments ..         (969)       1,303
                                                                -------      -------
Net deferred tax asset ...................................      $ 2,489      $ 4,300
                                                                =======      =======

The components of the provision for deferred income taxes were as follows:

                                                                        2000       1999       1998
                                                                       -----      -----      -----
Provision for loan losses ........................................     $(597)     $(847)     $(215)
Depreciation .....................................................       130        146       (237)
Pension expense ..................................................       (64)        63        (67)
Net premiums and discounts on securities .........................       (40)        64       (132)
Other, net .......................................................       110       (164)       (46)
                                                                       -----      -----      -----
                                                                       $(461)     $(738)     $(697)
                                                                       =====      =====      =====

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                                            2000         1999         1998
                                                                          -------      -------      -------
Tax at statutory Federal income tax rate ...........................      $ 6,799      $ 6,366      $ 5,469
Nontaxable interest income, net of disallowed interest deduction ...         (922)        (918)      (1,019)
Goodwill amortization ..............................................          155          154          150
State income taxes, net of federal benefit .........................          311          354          421
Other, net .........................................................         (389)        (176)          15
                                                                          -------      -------      -------
                                                                          $ 5,954      $ 5,780      $ 5,036
                                                                          =======      =======      =======

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

The following table sets forth the plans' status and amounts recognized in the these financial statements:

                                                                  2000             1999             1998
                                                                -------          -------          -------
Accumulated benefit obligation .........................        $ 5,620          $ 5,907          $ 6,138

CHANGE IN THE PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year ......        $ 7,560          $ 7,900          $ 7,753
Service cost ...........................................            470              510              510
Interest cost ..........................................            545              518              511
Plan amendments ........................................             --               --               10
Actuarial (gain) loss ..................................           (294)            (518)             433
Benefits paid ..........................................           (506)            (850)          (1,317)
                                                                -------          -------          -------
Projected benefit obligation at end of year ............        $ 7,775          $ 7,560          $ 7,900
                                                                =======          =======          =======

CHANGE IN PLAN ASSETS
Fair value of assets at beginning of year ..............        $ 8,117          $ 7,760          $ 7,648
Actual return on plan assets ...........................            275            1,077              866
Employer contributions .................................            465              130              562
Benefits paid ..........................................           (506)            (850)          (1,317)
                                                                -------          -------          -------
Fair value of the asset at end of year .................        $ 8,351          $ 8,117          $ 7,759
                                                                =======          =======          =======

ACCRUED PENSION COST
Funded status ..........................................        $   576          $   557          $  (140)
Unrecognized net gain ..................................         (1,394)          (1,523)            (514)
Unrecognized prior service cost ........................            194              216              239
Unrecognized net transition asset ......................           (258)            (343)            (430)
                                                                -------          -------          -------
Accrued pension cost ...................................        $  (882)         $(1,093)         $  (845)
                                                                =======          =======          =======

NET PERIODIC PENSION COST
Service cost ...........................................        $   470          $   510          $   510
Interest cost ..........................................            545              518              511
Expected return on assets ..............................           (654)            (590)            (573)
Amortization of unrecognized:
   Net (gain) loss .....................................            (44)               4               --
   Prior service cost ..................................             22               22               23
   Net asset ...........................................            (86)             (86)             (86)
                                                                -------          -------          -------
Net periodic pension cost ..............................        $   253          $   378          $   385
                                                                =======          =======          =======

AMOUNTS APPLICABLE TO THE SUPPLEMENTAL RETIREMENT PLAN
Projected benefit obligation ...........................        $   398          $   392          $   299
Accumulated benefit obligation .........................            264              261              195

KEY ASSUMPTIONS:
   Discount rate .......................................           7.50%            7.50%            6.50%
   Long-term rate of return on assets ..................           8.50%            8.50%            8.00%
   Salary increases ....................................           5.00%            5.00%            4.50%

The Company maintains contributory and non-contributory Profit Sharing Plans covering substantially all full-time and regular part-time employees. The expense of these plans was $825,000 in 2000, $739,000 in 1999, and $737,000 in
1998.


NOTE M: LONG TERM INCENTIVE PLAN

The Stock Incentive Plan (the "Incentive Plan") authorizes the issuance of up to 250,000 shares of the Company's common stock, including the granting of qualified stock options ("Incentive Stock Options"), nonqualified stock options, restricted stock and stock appreciation rights. Stock based awards may be granted to selected directors and officers or employees at the discretion of the Board of Directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years.

Nonqualified stock options may be granted to directors based upon a formula. These and other awards under the Incentive Plan may be granted subject to a vesting requirement and would become fully vested upon a merger or change in control of the Company. Since December 31, 1998, there have been no nonqualified stock options, stock appreciation rights, or restricted stock issued under the Incentive Plan.

A summary of activity in the Incentive Plan and options outstanding as of year-end were as follows:

                                                  2000                      1999                      1998
                                       -------------------------  -----------------------   ------------------------
                                                      Weighted                  Weighted                  Weighted
                                                       Average                   Average                   Average
                                                       Exercise                  Exercise                  Exercise
                                          Shares        Price        Shares       Price        Shares       Price
                                       -----------   -----------  -----------  -----------  -----------  -----------
Beginning outstanding .............       137,268    $    24.762      98,068   $    23.594      83,300   $    22.295
Granted ...........................        32,500         23.750      39,200        27.683      23,000        26.000
Exercised .........................        (1,468)        18.873          --        --          (8,232)       17.167
                                       -----------   -----------  -----------  -----------  -----------  -----------
Ending outstanding ................       168,300    $    24.618     137,268   $    24.762      98,068   $    23.594
                                       ===========   ===========  ===========  ===========  ===========  ===========

At year-end:
  Options exercisable .............       101,999    $     24.01      73,368   $     22.24      49,603   $     20.39
  Weighted average
     contractual life in years ....           9.0                        8.0                       8.4
Weighted average fair
   value of options granted
   during the year ................                  $      7.06               $       7.95               $     6.36

The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards No. 123 been used to measure compensation cost for stock option plans.

                                                    2000              1999              1998
                                                -----------       -----------        ----------
Net income as reported ...................      $    13,471       $    12,408        $   11,049
Pro forma net income .....................           12,743            11,739            10,667
Basic earnings per share as reported .....             2.29              2.04              1.81
Pro forma basic earnings per share .......             2.16              1.93              1.75
Diluted earnings per share as reported ...             2.29              2.04              1.81
Pro forma diluted earnings per share .....             2.16              1.93              1.74

The pro forma effects were computed using option-pricing models with the following assumptions:

                                           2000          1999          1998
                                          ------        ------        ------
Risk free interest rate .............      5.50%         5.75%         4.50%
Expected option life, in years ......        10            10            10
Expected stock price volatility .....      17.9%         20.1%         18.7%
Dividend yield ......................      2.00%         2.00%         2.00%

NOTE N: EARNINGS PER SHARE

                                                            2000              1999              1998
                                                         ----------        ----------        ----------
BASIC EARNINGS PER SHARE:
   Weighted-average common shares outstanding .....       5,888,457         6,082,270         6,099,510
   Net income available to common stockholders ....      $   13,471        $   12,408        $   11,049
   Basic earnings per share .......................      $     2.29        $     2.04        $     1.81

DILUTED EARNINGS PER SHARE:
   Weighted-average common shares outstanding .....       5,888,457         6,082,270         6,099,510
   Dilutive effect of stock options ...............           7,917            13,181            14,467
                                                         ----------        ----------        ----------
   Diluted average common shares outstanding ......       5,896,374         6,095,451         6,113,977
   Net income available to common stockholders ....      $   13,471        $   12,408        $   11,049
   Diluted earnings per share .....................      $     2.29        $     2.04        $     1.81

NOTE O: OTHER COMPREHENSIVE INCOME:

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

                                                            2000              1999              1998
                                                         ----------        ----------        ----------
Unrealized holding gains/(losses) on available
   for sale securities arising during the period ...       $  5,719          $ (7,888)         $  2,401
Related tax (expense)/benefit ......................         (2,271)            3,088              (931)
                                                         ----------        ----------        ----------
Net unrealized gain/(loss) .........................       $  3,448          $ (4,800)         $  1,470
Net income .........................................         13,471            12,408            11,049
                                                         ----------        ----------        ----------
Other comprehensive income .........................       $ 16,919          $  7,608          $ 12,519
                                                         ==========        ==========        ==========

NOTE P: COMMITMENTS

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management's opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 2000 were approximately $13,125,000. Firm commitments to fund loans in the future were approximately $216,884,000 as of December 31, 2000. As of December 31, 2000, there were other commitments and contingent liabilities arising in the normal course of business that, in management's opinion, will not have a material effect on future financial results.

NOTE Q: CAPITAL

The Company and the Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

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

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

As of the Company's and the Banks' most recent regulatory notification, the Company and the Banks were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Banks' categories.

Capital levels and minimum required levels at year-end:

                                                                               Minimum Required             Minimum Required
                                                     Actual                       for Capital                  to be Well
                                                   at year-end                 Adequacy Purposes               Capitalized
                                           --------------------------     --------------------------    --------------------------
                                             Amount           Ratio         Amount          Ratio         Amount           Ratio
                                           ----------      ----------     ----------      ----------    ----------      ----------
2000:
Total capital to risk weighted assets
   Consolidated ......................        $118,599           14.86%     $ 63,849           8.00%     $ 79,811           10.00%
   Old Second ........................          77,886           14.52        42,912           8.00        53,640           10.00
Tier 1 capital to risk weighted assets
   Consolidated ......................         108,909           13.65        31,915           4.00        47,872            6.00
   Old Second ........................          71,424           13.31        21,465           4.00        32,197            6.00
Tier 1 capital to average assets
   Consolidated ......................         108,909            9.66        45,097           4.00        56,371            5.00
   Old Second ........................          71,424            9.39        30,426           4.00        38,032            5.00

1999:
Total capital to risk weighted assets
   Consolidated ......................        $108,691           15.84%     $ 54,894           8.00%     $ 68,618           10.00%
   Old Second * ......................          66,061           14.79        35,733           8.00        44,666           10.00
Tier 1 capital to risk weighted assets
   Consolidated ......................         100,247           14.61        27,446           4.00        41,169            6.00
   Old Second * ......................          60,509           13.56        17,849           4.00        26,774            6.00
Tier 1 capital to average assets
   Consolidated ......................         100,247           10.17        39,429           4.00        49,286            5.00
   Old Second * ......................          60,509            9.30        26,025           4.00        32,532            5.00

* Restated to reflect the 1999 and 2000 mergers of subsidiary banks accounted for as internal reorganizations.

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At January 1, 2001, approximately $17,867,000 was available for the payment of dividends by the Banks to the Company.

NOTE R: FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value approximates carrying amount for all items except those described on the following page. Fair values of loans were estimated for portfolios of loans with similar financial characteristics, such as type and fixed or variable interest rate terms. Cash flows were discounted using current rates at which similar loans would be made to borrowers with similar ratings and for similar maturities. The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities. The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities.

The carrying amount and estimated fair values of financial instruments were as follows:

                                                                         2000                                 1999
                                                             ----------------------------        ----------------------------
                                                              Carrying            Fair            Carrying            Fair
                                                               Amount            Value             Amount             Value
                                                             ----------        ----------        ----------        ----------
FINANCIAL ASSETS:
  Cash and cash equivalents ............................     $   56,579        $   56,579        $   69,275        $   69,275
  Securities available for sale ........................        318,663           318,663           277,413           277,413
  Loans held for sale ..................................         11,539            11,539             8,437             8,437
  Loans, net ...........................................        720,042           730,861           595,825           596,638
                                                             ----------        ----------        ----------        ----------
                                                             $1,106,823        $1,117,642        $  950,950        $  951,763
                                                             ==========        ==========        ==========        ==========
FINANCIAL LIABILITIES:
  Deposits .............................................     $  996,478        $  998,027        $  848,336        $  847,736
  Federal funds purchased and repurchase agreements ....         21,244            21,244            17,289            17,289
  Other short-term borrowing ...........................          2,488             2,488            10,321            10,321
  Notes payable ........................................          3,429             3,429             9,467             9,467
                                                             ----------        ----------        ----------        ----------
                                                             $1,023,639        $1,025,188        $  885,413        $  884,813
                                                             ==========        ==========        ==========        ==========

NOTE S: SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following represents unaudited quarterly financial information for the periods indicated:

                                                        2000                                             1999
                                    -------------------------------------------     -------------------------------------------
                                      4th         3rd         2nd         1st         4th         3rd         2nd         1st
                                    -------     -------     -------     -------     -------     -------     -------     -------
Interest income ................    $20,928     $20,132     $18,712     $17,369     $17,229     $16,699     $16,519     $16,542
Interest expense ...............     10,156       9,654       8,428       7,578       7,489       7,216       7,106       7,343
Net interest income ............     10,772      10,478      10,284       9,791       9,740       9,483       9,413       9,199
Provision for loan losses.......        460         390         320         210         219         264         246         201
Income before taxes ............      4,730       4,652       4,905       5,138       4,765       4,533       4,606       4,284
Net income .....................      3,308       3,269       3,434       3,460       3,266       3,094       3,115       2,933
Basic earnings per share .......       0.57        0.56        0.58        0.58        0.54        0.51        0.51        0.48
Diluted earnings per share .....       0.57        0.56        0.58        0.58        0.54        0.51        0.51        0.48

NOTE T: PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed Balance Sheets as of December 31 were as follows:

                                                         2000         1999
                                                       --------     --------
ASSETS
Noninterest-bearing deposit with bank subsidiary ..... $  1,627     $  1,983
Loan to subsidiary ...................................    8,662        8,050
Investment in subsidiaries, at equity ................  106,753       94,636
Securities available for sale ........................      154          152
Other assets .........................................      239           82
                                                       --------     --------
                                                       $117,435     $104,903
                                                       ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities .................................... $  4,473     $  1,142
Stockholders' equity .................................  112,962      103,761
                                                       --------     --------
                                                       $117,435     $104,903
                                                       ========     ========

Condensed Statements of Income for the years ended December 31 were as follows:

                                                         2000         1999          1998
                                                       --------     --------      --------
OPERATING INCOME
Cash dividends received from subsidiaries ........     $  4,642     $  4,631      $  4,744
Interest income ..................................          623          521           149
                                                       --------     --------      --------
                                                          5,265        5,152         4,893
OPERATING EXPENSES
Other expenses ...................................          489          108           566
                                                       --------     --------      --------
                                                            489          108           566
Income before income taxes and equity in               --------     --------      --------
   undistributed net income of subsidiaries ......        4,776        5,044         4,327
Income tax benefit ...............................           44          (32)         (185)
                                                       --------     --------      --------
Income before equity in undistributed
   net income of subsidiaries ....................        4,732        5,076         4,512
Equity in undistributed net income of
   subsidiaries ..................................        8,739        7,332         6,537
                                                       --------     --------      --------
Net income .......................................     $ 13,471     $ 12,408      $ 11,049
                                                       ========     ========      ========

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

                                                                          2000          1999          1998
                                                                        --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ........................................................     $ 13,471      $ 12,408      $ 11,049
Adjustments to reconcile net income to net
   cash from operating activities:
      Equity in undistributed net income of subsidiaries ..........       (8,739)       (7,332)       (6,537)
      Increase in taxes payable ...................................           89           173           344
      (Increase) decrease in other assets .........................          (27)        4,764           (11)
      Other, net ..................................................        3,273           385           188
                                                                        --------      --------      --------
      Net cash from operating activities ..........................        8,067        10,398         5,033
                                                                        --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of securities available for sale           --           400         1,500
Investment in subsidiaries ........................................         (674)       (5,550)       (2,500)
                                                                        --------      --------      --------
Net cash from investing activities ................................         (674)       (5,150)       (1,000)
                                                                        --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid ....................................................       (3,546)       (3,350)       (2,897)
Treasury stock purchased ..........................................       (4,231)       (2,280)           --
Proceeds from exercise of stock options ...........................           28            --            31
                                                                        --------      --------      --------
      Net cash from financing activities ..........................       (7,749)       (5,630)       (2,866)
                                                                        --------      --------      --------
      Net change in cash and cash equivalents .....................         (356)         (382)        1,167
      Cash and cash equivalents at beginning of year ..............        1,983         2,365         1,198
                                                                        --------      --------      --------
      Cash and cash equivalents at end of year ....................     $  1,627      $  1,983      $  2,365
                                                                        ========      ========      ========

[ERNST & YOUNG LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders and Board of Directors
Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young LLP

January 26, 2001

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                              CORPORATE INFORMATION


MARKET FOR THE COMPANY'S COMMON STOCK
The Company's common stock trades on The Nasdaq Stock Market under the symbol "OSBC." As of December 31, 2000, the Company had 1,230 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 1999 and 2000.

                                  2000                      1999
                         ----------------------    ----------------------
                            High         Low          High         Low
First quarter .......... $   25.50    $   20.63    $   27.53    $   25.88
Second quarter .........     22.00        21.19        27.38        25.13
Third quarter ..........     24.25        20.56        30.00        26.38
Fourth quarter .........     24.63        22.25        28.09        25.50


REPORT ON FORM 10-K
Copies of the Company's 2000 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission will be furnished to each stockholder upon written request to: J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp, Inc., 37 South River Street, Aurora Illinois 60506-4172.

                    OLD SECOND BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                  The Old Second      Yorkville             Kane
                                                   National Bank       National            County
                                                     of Aurora           Bank                Bank
                                                    -----------       -----------        -----------
ASSETS
Cash and due from banks .......................     $    33,524       $     8,326       $      6,501
Federal funds sold ............................           9,650               175              2,550
                                                    -----------       -----------        -----------
     Cash and cash equivalents ................          43,174             8,501              9,051
Securities available for sale .................         225,655            46,781             46,073
Loans held for sale ...........................              --                --                 --
Loans .........................................         485,619           124,472            116,965
Allowance for loan losses .....................           6,462             1,579              1,585
                                                    -----------       -----------        -----------
     Net loans ................................         479,157           122,893            115,380
Premises and equipment, net ...................          15,149             2,506              4,112
Other real estate owned .......................             357                --                 --
Mortgage servicing rights, net ................              --                --                 --
Goodwill, net .................................              --                 9              2,554
Core deposit intangible assets, net ...........              --             2,131                 --
Investment in subsidiaries ....................              --                --                 --
Accrued interest and other assets .............           7,971             4,013              2,281
                                                    -----------       -----------        -----------
     Total assets .............................     $   771,463       $   186,834        $   179,451
                                                    ===========       ===========        ===========

LIABILITIES
Deposits:
   Demand .....................................     $   111,471       $    20,406       $     18,571
   Savings ....................................         287,225            72,248             76,283
   Time .......................................         274,188            71,111             66,785
                                                    -----------       -----------        -----------
     Total deposits ...........................         672,884           163,765            161,639
Securities sold under repurchase agreements ...              --                --                 --
Other short-term borrowings ...................          20,652             6,746                434
Notes payable .................................              --                --                 --
Accrued interest and other liabilities ........           5,583               847              1,217
                                                    -----------       -----------        -----------
     Total liabilities ........................         699,119           171,358            163,290

STOCKHOLDERS' EQUITY
Common stock ..................................           2,160               525              1,000
Surplus .......................................          11,548             2,025              4,000
Retained earnings .............................          57,716            12,644             10,893
Accumulated other comprehensive income ........             920               282                268
Treasury stock ................................              --                --                 --
                                                    -----------       -----------        -----------
     Total stockholders' equity ...............          72,344            15,476             16,161
                                                    -----------       -----------        -----------
     Total liabilities and stockholders'
        equity.................................     $   771,463       $   186,834        $   179,451
                                                    ===========       ===========        ===========

                                                       Maple          Old Second                         Old Second
                                                        Park         Bancorp, Inc.      Consolidating   Bancorp, Inc.
                                                      Mortgage        Parent Only        Adjustments    Consolidated
                                                    -----------       -----------        -----------    -----------
ASSETS
Cash and due from banks .......................     $       181       $     1,627        $    (1,855)   $    48,304
Federal funds sold ............................              --                --             (4,100)         8,275
                                                    -----------       -----------        -----------    -----------
     Cash and cash equivalents ................             181             1,627             (5,955)        56,579
Securities available for sale .................              --               154                 --        318,663
Loans held for sale ...........................          11,539                --                 --         11,539
Loans .........................................           2,676             8,662             (8,662)       729,732
Allowance for loan losses .....................              64                --                 --          9,690
                                                    -----------       -----------        -----------    -----------
     Net loans ................................           2,612             8,662             (8,662)       720,042
Premises and equipment, net ...................             252               136                 --         22,155
Other real estate owned .......................              --                --                 --            357
Mortgage servicing rights, net ................             187                --                 --            187
Goodwill, net .................................              --                --                 --          2,563
Core deposit intangible assets, net ...........              --                --                 --          2,131
Investment in subsidiaries ....................              --           106,617           (106,617)            --
Accrued interest and other assets .............             767               239                (45)        15,226
                                                    -----------       -----------        -----------    -----------
     Total assets .............................     $    15,538       $   117,435        $  (121,279)   $ 1,149,442
                                                    ===========       ===========        ===========    ===========

LIABILITIES
Deposits:
   Demand .....................................     $        --       $        --        $    (1,855)   $   148,593
   Savings ....................................              45                --                 --        435,801
   Time .......................................              --                --                 --        412,084
                                                    -----------       -----------        -----------    -----------
     Total deposits ...........................              45                --             (1,855)       996,478
Securities sold under repurchase agreements ...              --                --                 --             --
Other short-term borrowings ...................              --                --             (4,100)        23,732
Notes payable .................................           8,662             3,429             (8,662)         3,429
Accrued interest and other liabilities ........           4,195             1,044                (45)        12,841
                                                    -----------       -----------        -----------    -----------
     Total liabilities ........................          12,902             4,473            (14,662)     1,036,480

STOCKHOLDERS' EQUITY
Common stock ..................................              10             6,104             (3,695)         6,104
Surplus .......................................              --             9,799            (17,573)         9,799
Retained earnings .............................           2,626           102,099            (83,879)       102,099
Accumulated other comprehensive income ........              --             1,471             (1,470)         1,471
Treasury stock ................................              --            (6,511)                --         (6,511)
                                                    -----------       -----------        -----------    -----------
     Total stockholders' equity ...............           2,636           112,962           (106,617)       112,962
                                                    -----------       -----------        -----------    -----------
     Total liabilities and stockholders'
        equity.................................     $    15,538       $   117,435        $  (121,279)   $ 1,149,442
                                                    ===========       ===========        ===========    ===========

                           OLD SECOND NATIONAL BANK

                        AURORA - 37 South River Street
                       WEST AURORA - 555 Redwood Drive
                     NORTH AURORA - 200 West John Street
                  FARNSWORTH - 1350 North Farnsworth Avenue
               FOX VALLEY CENTER - 4080 Fox Valley Center Drive
                         OSWEGO - 1200 Douglas Road
               SUGAR GROVE - Illinois Route 47 at Cross Street
                      BATAVIA - 1991 West Wilson Street
                    NAPERVILLE - 1220 Iroquois, Suite 210
                    GENEVA TRUST OFFICE - 321 James Street


     Old Second National Bank had a stellar year with increases in deposits and loans. Several of the Banks locations achieved record new account openings throughout the year due to changes in ownership of local competing financial institutions, convenient locations, employee eagerness and expertise to serve customer needs, and the Bank's adoption of expanding technology.

     Established in 1871, Old Second continues to capitalize on its duration of community pride, and local ownership with multiple area locations. On January 1, 2000, mergers were successfully completed for Bank of Sugar to move into Old Second National Bank and Maple Park, Kaneville, and Burlington became part of Kane County Bank, giving those two regions autonomy for customer banking convenience.

     Sales calling efforts are encouraged, enhanced by new marketing tools, and rewarded through Bancorp-wide sales and marketing meetings. Last fall, the Bancorp successfully completed a major computer system conversion. Among the many advances the new system offered on-line Internet banking--NetTeller--which has, and will probably continue to have, the greatest impact on the diversity of delivery systems for customers. In the three short months since conversion to year end 2000, the Bancorp experienced a 300% increase of on-line banking over our previous PC-based system.

[PHOTO]
WILLIAM B. SKOGLUND
President/CEO

     This past year was not only a celebration for profit but also Old Second history. The building on the corner of Downer Place and River Street in Aurora was built 75 years ago. A special public week-long celebration was held in the historic lobby where bank artifacts, a well-preserved letter from President Abraham Lincoln and the contents of the opened 1925 Time Capsule were on display.


Member FDIC

                  DIRECTORS - OLD SECOND BANCORP, INC.
                      AND OLD SECOND NATIONAL BANK

[PHOTO]
Walter Alexander
President, Alexander Lumber Company

[PHOTO]
James Benson
Chairman of the Board, Old Second Bancorp, Inc. and Old Second National Bank

[PHOTO]
Edward Bonifas
Vice President, Alarm Detection Systems, Inc.

[PHOTO]
Marvin Dagel
President, Aurora Packing Company & Chairman of the Board & CEO, New City Packing Company

[PHOTO]
William Kane
General Partner, The Label Printers, Inc.

[PHOTO]
Kenneth Lindgren
President, Daco Incorporated

[PHOTO]
Jesse Maberry
Treasurer, Aurora Bearing Company

[PHOTO]
Gary McCarter
Retired Vice President, Farmers Group, Inc.
Retired from Board 12/31/00

[PHOTO]
D. Chet McKee
President & CEO, Rush-Copley Medical Center

[PHOTO]
William J. Meyer
President, William F. Meyer Company

[PHOTO]
Gerald Palmer
Vice President & General Manager, Caterpillar, Inc.

[PHOTO]
James Schmitz
Tax Consultant

[PHOTO]
William B. Skoglund
President & CEO, Old Second Bancorp, Inc. and Old Second National Bank


DIRECTORS EMERITI

JOHN C. DUNHAM
Retired Chairman of the Board,
Aurora Equipment Company

URBAN HIPP
Retired, Barber-Greene Company

DOROTHY E. MCENROE
Realtor, ReMax of Aurora

MICHAEL J. O'BRIEN
Retired Vice President and Secretary, Old Second Bancorp, Inc., and Retired Senior Vice President and Cashier, Old Second National Bank

DANIEL J. RUDDY
President, Construction Advisory Services, Inc.

RALPH N. SCHLEIFER
President, Fox Valley Dry Wall, Inc.

EDWARD SCHMITT
President, Schmitt McDonalds

TOWNSEND L. WAY, JR.
Retired President, Richards-Wilcox Mfg. Co.

RICHARD WESTPHAL
Farmer

                            YORKVILLE NATIONAL BANK

                    YORKVILLE - 102 East Van Emmon Street
                  COUNTRYSIDE - 408 East Countryside Parkway
                          PLANO - 6800 West Route 34
                        OTTAWA - 323 East Norris Drive


[PHOTO]
James F. Liggett
President

DIRECTORS

[PHOTO]
James Benson
Chairman of the Board, Old Second Bancorp, Inc. and Old Second National Bank

[PHOTO]
Frank Coffman
Owner, Coffman Truck Sales

[PHOTO]
Richard W. Dickson
Insurance Broker, Zeiter Dickson Insurance Agency

[PHOTO]
Harold Feltz
Retired Engineer, Caterpillar, Inc.

[PHOTO]
James F. Liggett
President, Yorkville National Bank

[PHOTO]
John H. McEschern, Jr.
President, Wayne Circuits, Inc.

[PHOTO]
William B. Skoglund
President & CEO, Old Second Bancorp, Inc. and Old Second National Bank

[PHOTO]
David Stewart
Agricultural Engineer


     Yorkville National Bank offers Kendall County businesses and consumers over 123 years of local, community banking experience through three locations countywide. The fourth location in LaSalle county, Ottawa Banking Center, continues to build a reputation for quality service and competitive products in this newer market for YNB.

     In 2000, Yorkville National Bank experienced its best growth year in the history of the Bank. A developed quality sales culture, a growing market place, and solid banking tradition helped build this recent most profitable year.

     The lead bank, Yorkville National, increased commercial calling efforts this past year with powerful results. The Plano facility, located inside Wal-Mart Supercenter, not only reaches out to the consumers from surrounding communities who shop the store, but also enjoys increasing interest from local businesses.

     Ottawa Banking Center recognizes much opportunity for commercial loans, new construction, lot and mortgage loans as the town of Ottawa is experiencing new community growth.


DIRECTORS EMERITI

Lawrence Henning

Lawrence Q. Langland

John E. Stewart

Ellsworth Windett



Member FDIC

                                KANE COUNTY BANK

                        ELBURN - 749 North Main Street
                           WASCO - 40W422 Route 64
                   MAPLE PARK - 1100 South County Line Road
                         KANEVILLE - 2S101 Harter Road
                       BURLINGTON - 194 South Main Street

[PHOTO]
David C. Ott
President


     Kane County Bank completed a consolidation in the first quarter of 2000. Old Second Bank's Maple Park and Kaneville locations and Burlington Bank were successfully merged into Kane County Bank. Previously the Bank had only one branch, located in Wasco, in addition to the main location in Elburn.

     Kane County Bank was established in 1890 and has grown from a rural bank with one location to today's five locations serving both Kane and DeKalb County.

     The consolidation, along with an expanding marketplace and an active sales culture, helped Kane County Bank enjoy a record year in growth and profits. The Bank's employees pride themselves on providing exceptional customer service and a commitment to community involvement and support. The Bank has announced plans to further expand its market and growth efforts by establishing a branch in the DeKalb/Sycamore area in the near future.


Member FDIC


DIRECTORS

[PHOTO]
James Benson
Chairman of the Board, Old Second Bancorp, Inc. and Old Second National Bank

[PHOTO]
Dean Capes
Vice Chairman/Branch Manager, Kane County Bank-Wasco

[PHOTO]
James W. Gillett
Chairman, Kane County Bank, Manager, Elburn Co-Op.

[PHOTO]
Eldon Hatch
President, Eldon Hatch and Company

[PHOTO]
Raymond Larson
Farmer

[PHOTO]
Willard R. Lenschow
Senior Director and Retired President, Burlington Bank

[PHOTO]
William B. Skoglund
President & CEO, Old Second Bancorp, Inc. and Old Second National Bank

[PHOTO]
David A. Vaughan
President/Owner, Vaughan Construction

[PHOTO]
James E. O'Connell
Farmer

[PHOTO]
David C. Ott
President,
Kane County Bank

                              MAPLE PARK MORTGAGE

                    ST. CHARLES - 1450 West Main Street
                       SYCAMORE - 1430 DeKalb Avenue
                      WHEATON - 300 East Roosevelt Road
                   ROCKFORD - 5813 East Riverside Boulevard


[PHOTO]
Al Scionti
President


DIRECTORS

[PHOTO]
Walter Alexander
President, Alexander Lumber Company

[PHOTO]
James Benson
Chairman of the Board, Old Second Bancorp, Inc. and Old Second National Bank

[PHOTO]
William J. Meyer
President, William F. Meyer Company

[PHOTO]
Kenneth Lindgren
President, Daco Incorporated

[PHOTO]
Al Scionti
President, Maple Park Mortgage

[PHOTO]
William B. Skoglund
President & CEO, Old Second Bancorp, Inc. and Old Second National Bank


     Maple Park Mortgage, a subsidiary of Old Second Bancorp, is a full service mortgage banker selling residential loans into the secondary market. The company continues to give "Answers In Minutes," utilizing state-of-the-art technology to thousands of northern Illinois area residents in Kane, Kendall, DeKalb, Winnebago, DuPage, and Lake counties.

     In the St. Charles, Wheaton, Sycamore, and Rockford surrounding areas, Maple Park Mortgage loan professionals have been providing satisfied homebuyers with competitive first and second mortgages. Maple Park Mortgage also provides correspondent services for Old Second, Kane County, and Yorkville National banks, purchasing their closed fixed rate loans.

     Maple Park Mortgage offers a wide variety of home mortgage loan programs including Conventional, Jumbo, Government, Illinois Housing, USDA, Sub Prime, and 203K loans. Although the company services some loans, most loans are sold to the secondary market.

                        [OLD SECOND BANCORP INC. LOGO]

                            37 South River Street
                            Aurora, IL 60506-4172
                               (630) 892-0202
                             www.o2bancorp.com