Form 10-K405, Exhibit 13
period 2001-12-31
OLD SECOND BANCORP INC
filed 2002-03-22
CIK 357173

Old Second Bancorp Inc.

2001 Annual Report

Index

Letter to Stockholders

Financial Highlights

Management’s Discussion

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Stockholders’ Equity

Notes to Consolidated Financial Statements

Report of Independent Accountants

Corporate Information

Bancorp and Subsidiaries Consolidated Balance Sheets

Bancorp Highlights:

Old Second National Bank /Bancorp

Yorkville National Bank

Kane County Bank

Maple Park Mortgage

2001 Year End Letter

To Stockholders

2001 was another outstanding year for Old Second Bancorp Inc. Our three banks and our mortgage company exceeded objectives in performance and earnings. This represents a fine achievement for our Company, which continued to grow and prosper despite the events which contributed to the slowing of the economy as a whole.

New milestones were set in assets, income, book value, loan volume, and other measures that contribute to the success of a bank holding company. Some of the noteworthy highlights follow:

•                    Net income for the year was $17,223,000, up more than 27.85% from last year’s record of $13,471,000.

•                    Basic earnings of $2.98 per share compared with $2.29 per share in 2000, a 30.13% increase from 2000.

•                    Dividends were increased for the 35th consecutive year.

•                    Loans increased to $895,455,000, a 22.71% increase.

•                    Deposits increased to $1,090,816, a 9.47% increase.

•                    Return on equity was 14.3% compared to 12.91% in 2000, and return on assets was at a respectable 1.38%.

•                    Total assets of your holding company grew 16% to approximately $1,333,348,000.

•                    Shareholders’ equity grew from $112,962,000 to $124,946,000. This translates to an equity/total assets ratio of 9.37%, which reflects a very strong capital position.

This year your Company and our nation faced many new, never imagined challenges; however, new opportunities did present themselves. For instance this year, our bank stock became part of the Russell 2000 Index in addition to maintaining its position on the Nasdaq. Both indexes have opened the door to greater marketability of Old Second Bancorp stock and the opportunity for more individuals to purchase shares. Also, commencing with the July 2001 cash dividend, the regular quarterly dividend was raised from $.15 a share to $.20 per share which represents the 35th consecutive year of a dividend increase.

Our strategy of being the “right size” banking organization, which blends the best of what large banks have to offer with the best of community banks, is working well.  In addition, change of ownership of some of our local competitors continued this year and further opportunities resulted for us.  We are pleased that our customer base prefers locally-owned and managed financial institutions such as Old Second National Bank, Yorkville National Bank, Kane County Bank, and Maple Park Mortgage.

In order to sustain our growth and reach new markets, we are pleased to report that among our three banks, we currently maintain nineteen locations. Plans are also underway for new facilities in St. Charles, Sycamore-DeKalb, Sandwich, and Orchard Road, Aurora.

Our mortgage company, Maple Park Mortgage, had an outstanding year in 2001 and closed over $400,000,000 in mortgages.  In 2002, the mortgage company, which was a subsidiary of Old Second Bancorp will become a subsidiary of The Old Second National Bank.  This change will result in improved funding costs and better integration of our real estate products and services into the bank’s other services. All personnel and services will remain the same high quality to which our banking customers have become accustomed.

We also continue to develop sophisticated products and services like electronic lock box, bounce overdraft protection, internet-banking capabilities, and various cash management services.  In addition, this year we have begun to offer insurance products like long-term care, annuities, and life insurance to complement our existing brokerage, investment, and trust services.

President & CEO William B. Skoglund (seated) and Chairman James Benson

Our marketing slogan, “we answer only to you” emphasizes our local decision-making and our local Boards.  Our recent ads emphasize the stability of our employees; we currently have 124 employees who have worked for Old Second for over ten years.  Our success is in large part due to our employees’ commitment to giving outstanding customer service, our emphasis on customer-focused sales skills, and our performance-oriented culture.

Our community service remains strong.  This year, The Old Second National Bank received a rating of “Outstanding” on its CRA from the Office of the Comptroller of the Currency.  This is further evidence of our commitment to meeting the needs of our communities by reinvesting customer deposits back into the areas from which the deposits were originated.  All employees are encouraged to be involved in charitable organizations, church activities, schools, and other community groups.  This past year we have strongly supported community organizations through monetary donations as well as with time and talent. As our Company has grown, so has our commitment to our market area.

The strong performance in 2001 came amidst an environment that presented many challenges. The regional and national economy weakened and the Federal Reserve Bank made eleven interest rate cuts during the year, which put increased pressure on our industry. The local economy was not immune from these uncertainties and challenges. However, as our levels of loan charge-offs and nonperforming assets increased, we moved to increase the provision for loan losses accordingly, in order to maintain our strength and stability.

We are cautiously optimistic about the coming year. As we write this letter there are certain economic indicators that show a steady turnaround from the recessionary reporting of a few months ago. We certainly cannot control the economy, but our strength and stability provide us with a well capitalized, stable organization that we can and will operate well, within the economic conditions that prevail.

It would seem appropriate at this time to thank you, our valued stockholders, for your continued support, our Board of Directors for their guidance and our loyal, knowledgeable staff.

James Benson

Chairman

William B. Skoglund

President and CEO

Old Second Bancorp Inc. and Subsidiaries

Financial Highlights

(In thousands, except share data)

	2001	2000	1999	1998	1997
Balance sheet items at year-end
Total assets	$1,333,348	$1,149,442	$998,508	$1,014,292	$948,371
Loans	883,142	720,042	595,825	542,189	527,459
Deposits	1,090,816	996,478	848,336	826,331	788,929
Notes payable	33,393	3,429	9,467	36,189	24,133
Stockholders’ equity before other comprehensive income	120,220	111,491	105,738	99,103	90,768
Stockholders’ equity	124,946	112,962	103,761	101,926	92,121

Results of operations
Net interest income	$49,501	$41,325	$37,835	$35,910	$34,127
Provision for loan losses	3,840	1,380	930	1,213	1,256
Net income	17,223	13,471	12,408	11,049	9,594

Per share data
Basic earnings per share	$2.98	$2.29	$2.04	$1.81	$1.57
Diluted earnings per share	2.97	2.29	2.04	1.81	1.57
Dividends declared	0.75	0.60	0.58	0.45	0.45
Stockholders’ equity before other comprehensive income	21.07	19.12	17.56	16.24	14.88
Stockholders’ equity	21.90	19.37	17.23	16.70	15.11

Weighted average shares outstanding	5,771,419	5,888,457	6,082,270	6,099,510	6,098,380
Shares outstanding at year-end	5,705,694	5,832,094	6,020,862	6,102,362	6,098,380

Note: The number of shares and per share amounts have been adjusted to reflect a two-for-one stock split in 1999.

Old Second Bancorp Inc. and Subsidiaries

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Overview

Old Second Bancorp Inc. is a financial services company with its main headquarters located in Aurora, Illinois. The consolidated financial statements include Old Second Bancorp Inc. and its wholly owned subsidiaries: The Old Second National Bank of Aurora (“Old Second”), Yorkville National Bank, Kane County Bank, and Maple Park Mortgage, together referred to as the “Company.” The banking subsidiaries are referred to as the “Banks.” The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, Lake, LaSalle, and Winnebago counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Maple Park Mortgage provides mortgage-banking services and Old Second also engages in trust operations.

During 2000, the Company simplified its organizational structure by eliminating two subsidiary bank charters. The Bank of Sugar Grove was merged into Old Second and Burlington Bank was merged into Kane County Bank. The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations.

Net income of $17,223,000 or $2.97 diluted earnings per share was achieved in 2001, which compares with $13,471,000, or $2.29 per share in 2000, and $12,408,000, or $2.04 per share in 1999. Basic earnings per share were $2.98 in 2001, $2.29 in 2000, and $2.04 in 1999.  Growth in net interest income was the primary cause of the increase in net income. Net interest income grew $8.2 million (19.8%) to $49.5 million in 2001, and grew $3.5 million (9.2%) to $41.3 million in 2000, due to an increase in earning assets in each year and an increase in the net interest margin. Year-end total assets were $1.333 billion as of December 31, 2001, an increase of $184 million from $1.149 billion as of December 31, 2000. Average assets were $1.244 billion, $1.067 billion, and $981.9 million in 2001, 2000, and 1999, respectively.

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

Net interest income was $49.5 million in 2001, $41.3 million in 2000, and $37.8 million in 1999. These increases resulted from a combination of increased average earning assets and a higher net interest margin. Average earning assets were $1.181 billion in 2001, an increase of $179.7 million (18.0%) from $1.001 billion in 2000. Average earning assets were $909.7 million in 1999. In addition, an increasing portion of earning assets was allocated to loans. Average loans increased $150.5 million (22.4%) from $670.4 million in 2000 to $820.9 million in 2001. During 2000, average loans increased $89.4 (15.6%) from $573.2 million in 1999. The net interest margin was 4.33%, 4.29%, and 4.27%, in 2001, 2000, and 1999, respectively.

Provision for loan losses

The provision for loan losses was $3,840,000 during 2001, $1,380,000 during 2000, and $930,000 during 1999. Provisions for loan losses are made to recognize current period net charge off activity, and to provide for future losses on loans inherent in the portfolio and losses that are identified as probable in the loan review process. Net charge-offs were $1,217,000, $134,000, and $309,000 in 2001, 2000, and 1999, respectively. When compared with total loans, net charge-offs as a percent of total loans were 0.14%, 0.02%, and 0.05% in 2001, 2000, and 1999, respectively.

The allowance for loan losses was $12.3 million or 1.38% of loans and 369.7% of nonperforming loans as of December 31, 2001. This compares with an allowance for loan losses of $9.7 million or 1.33% of total loans as of December 31, 2000, which was 458.4% of nonperforming loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 2001.  The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management’s judgement, deserves evaluation in estimating loan losses. Changes in economic conditions may also affect the collectibility of a portion of the loan portfolio.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions to the allowance based on their judgements about information available to them at the time of their examination.

Noninterest income

Noninterest income was $22.3 million in 2001, $16.6 million in 2000, and $18.6 million in 1999. The changes in noninterest income were primarily related to the changes in mortgage banking income. Mortgage banking income, including secondary mortgage fees, mortgage servicing income, and gains on sales of loans totaled $9.0 million, $4.5 million, and $8.7 million in 2001, 2000, and 1999. Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions. The increase in 2001 was primarily due to the increase in residential mortgage originations as a result of the decrease in interest rates since December 31, 2000.  Loans sold were approximately $397 million in 2001, $211 million in 2000, and $458 million in 1999. In addition, in the first quarter of 2000, the majority of mortgage servicing rights were sold, thereby reducing mortgage-servicing income.

Trust income was $5,041,000 in 2001, a decrease of $74,000 (1.4%) from $5,115,000 in 2000. Assets under management in 2001 were approximately $653 million in 2001, $675 million in 2000, and $652 million in 1999. Trust income grew $642,000 (14.4%) in 2000, compared with $4,473,000 in 1999. Service charges on deposits were $4,951,000, $3,639,000, and $3,285,000 in 2001, 2000, and 1999. Other income for 1999 included a $258,000 gain on the sale of an unused bank building.

Unamortized mortgage servicing rights totaled approximately $195,000 as of December 31, 2001, and approximately $187,000 as of December 31, 2000. During the first quarter of 2000, Maple Park Mortgage sold the majority of its mortgage servicing rights for a gain of $897,000 on the sale. Maple Park Mortgage now sells mortgage loans on a servicing-released basis instead of retaining originated servicing rights.

Noninterest expenses

Noninterest expenses were $41.5 million in 2001, $37.1 million in 2000, and $37.3 million in 1999. The efficiency ratio has steadily improved to 56.5% in 2001, from 62.3% in 2000, and 64.9% in 1999. The efficiency ratio measures noninterest expenses as a percentage of tax-equivalent gross revenues. The decline in the ratio reflects progressively greater cost-efficiency over this period of time. Because the largest expense is the cost of staffing, management of this cost has a significant impact on efficiency. Salaries and employee benefits were $24.6 million in 2001, $21.7 in 2000 and $20.7 in 1999.

Occupancy expenses were $2,771,000 in 2001, $2,581,000 in 2000, and $2,431,000 in 1999. Furniture and equipment expenses were $4,057,000 in 2001, $3,331,000 in 2000, and  $3,529,000 in 1999.  A primary cause of the increase in noninterest expenses was an increase in expenses of Maple Park Mortgage.  Their business increased significantly as a result of a decrease in interest rates.  Salaries and benefits, which account for a major portion of noninterest expenses, increased $1.2 million at Maple Park Mortgage as a result of the expanded business.

Amortization of mortgage servicing rights, net of changes in the valuation allowance, was $5,000 in 2001, $78,000 in 2000, and $462,000 in 1999. The Maple Park Mortgage subsidiary sold the majority of its mortgage servicing rights in 2000. Mortgage loans are now originated and sold on a servicing-released basis. Management anticipates that the cost and volatility of servicing rights amortization will be substantially reduced in the future.

Income taxes

The Company’s provision for Federal and State of Illinois income taxes was $9,263,000, $5,954,000, and $5,780,000 during the years ended December 31, 2001, 2000, and 1999. The average effective income tax rate for these years was 35.0%, 30.7%, and 31.8%. The increase in the 2001 effective tax rate was the result of tax-exempt income decreasing from $2.8 million in 2000 to $2.7 million in 2001, while taxable income increased from $16.6 million in 2000 to $23.8 million in 2001.

Financial condition

Total assets were $1.333 billion as of December 31, 2001, an increase of $183.9 million from December 31, 2000. A significant portion of this 16% increase was associated with an increase in loans from $729.7 million to $895.5 million and an increase in securities available for sale from $318.7 to $324.5 during 2001.  Deposits were $1.09 billion as of December 31, 2001, an increase of $94.3 million from December 31, 2000.  At the same time, notes payable, which principally fund loans held for sale, increased from $3.4 million to $33.4 million. During 2001, assets were redeployed from federal funds sold and investments to loans, which generally earn a higher rate of interest.

Investments

Securities increased $5.9 million during 2001, from $318.7 million as of December 31, 2000, to $324.5 million as of December 31, 2001. U.S. government agency securities were $227.8 million, an increase of $13.6 million from a year earlier. U.S. government agency securities comprised 70.2% of the portfolio as of December 31, 2001, and 67.2% of the portfolio as of December 31, 2000. Mortgage backed securities increased $3.8 million, from $21.7 million in 2000 to $25.5 million during 2001. These changes did not represent a change in investment policy.  The net unrealized gains in the portfolio increased from $2.4 million as of December 31, 2000 to $7.9 million as of December 31, 2001.

Loans

Total loans increased $165.7 million (22.7%) during 2001, from $729.7 million as of year-end 2000 to $895.5 million as of year-end 2001. All of the major categories of loans increased, with the most significant changes occurring in commercial real estate loans which increased $95.5 million from $214.8 as of year-end in 2000 to $310.3 as of year-end 2001. Construction loans increased from $84.1 million as of year-end 2000 to $112.2 million as of year-end 2001, an increase of $28.1 million or 33.4%. Residential mortgages increased $24.5 million (12.8%) from $191.2 million to $215.6 million over the same period of time.

The loan portfolio generally reflects the profile of the communities in which the Company operates. Because the Company is located in growing areas, real estate lending, (including commercial, residential, and construction), is a significant portion of the portfolio. These categories comprised 71.2% of the portfolio as of December 31, 2001 and 67.1% at December 31, 2000.

Nonperforming loans were $3.3 million as of December 31, 2001, up from $2.1 million as of December 31, 2000. Nonperforming loans include loans in nonaccrual status, renegotiated loans, and loans past due ninety days or more and still accruing.  The provision of loan losses was $3,840,000 for 2001 and $1,380,000 for 2000.  One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans.  The allowance for loan losses as a percentage of total loans was 1.38% as of December 31, 2001, compared to 1.33% as of December 31, 2000.  In management’s judgement, an adequate allowance for estimated losses has been established, however there can be no assurance that such losses will not exceed the estimated amounts in the future.  Management, along with other financial institutions, shares a concern for the possible continued softening of the economy.  Should the economic climate continue to deteriorate, borrowers may experience difficulty, and the level for nonperforming loans, charge-offs, and delinquencies could rise.

Sources of funds

The Company’s primary source of funds is customer deposits. Total deposits grew $94.3 million during 2001, to $1.091 billion as of December 31, 2001. Most of the growth was in noninterest bearing checking accounts, certificate of deposit accounts, and money market accounts. Noninterest bearing accounts grew $16.9 million (11.4%), savings grew $4.5 million (4.8%) and money market accounts grew $94.3 million (27.6%) during 2001. At the same time, certificates of deposit of less than $100,000 decreased $34.5 million (11.6%) and certificates of deposit of $100,000 or more increased $13 million (11.3%).  In addition to new sales efforts in 2000 and 2001, deposit growth was enhanced by the acquisition of a locally run competitor by an out-of-state financial institution.  While total deposits grew $94.3 million in the aggregate, the Banks’ deposit products and general pricing philosophy did not change significantly during 2001.

The Company also utilizes repurchase agreements as a source of funds. Repurchase agreements were $32.1 million as of December 31, 2001, an increase of $10.8 million from $21.2 million as of December 31, 2000. Repurchase agreements are generally for short-term purposes, and are subject to variation in balances.

Capital

Total stockholders’ equity increased $12.0 million during 2001, from $113.0 million as of December 31, 2000, to $124.9 million as of December 31, 2001. Net income of

$17.2 million, reduced by dividends of $4.3 million, contributed retained earnings of $12.9 million during 2001. Stockholders’ equity was further enhanced by an increase of $3.3 million in net unrealized securities gains and losses. In 2000, net income of $13.5 million, reduced by dividends of $3.5 million and enhanced by an increase in net unrealized gains and losses on securities of $3.4 million, resulted in an increase in stockholders’ equity of $10.0 million. Also, the exercise of stock options contributed $267,000 to stockholders’ equity in 2001 and $28,000 in 2000. Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated.

Capital level and minimum required levels at year-end:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001 :
Total capital to risk weighted assets
Consolidated	$128,432	13.32%	$77,136	8.00%	$96,420	10.00%
Old Second	86,430	13.19	52,422	8.00	65,527	10.00
Tier 1 capital to risk weighted assets
Consolidated	116,119	12.04	38,578	4.00	57,867	6.00
Old Second	78,352	11.95	26,227	4.00	39,340	6.00
Tier 1 capital to average assets
Consolidated	116,119	8.86	52,424	4.00	65,530	5.00
Old Second	78,352	8.77	35,736	4.00	44,670	5.00

2000 :
Total capital to risk weighted assets
Consolidated	$118,599	14.86%	$63,849	8.00%	$79,811	10.00%
Old Second	77,886	14.52	42,912	8.00	53,640	10.00
Tier 1 capital to risk weighted assets
Consolidated	108,909	13.65	31,915	4.00	47,872	6.00
Old Second	71,424	13.31	21,465	4.00	32,197	6.00
Tier 1 capital to average assets
Consolidated	108,909	9.66	45,097	4.00	56,371	5.00
Old Second	71,424	9.39	30,426	4.00	38,032	5.00

During 2001, the Company purchased 140,400 shares of its common stock, reducing outstanding shares from 5,832,094 as of year-end 2000 to 5,705,694 as of year end 2001. This reduced stockholders’ equity by $4,488,000. It is anticipated that this action will enhance return on equity and earnings per share. Return on average equity was 14.43 % in 2001, 12.71% in 2000, and 12.06% in 1999.

The Company and the Banks were categorized as well capitalized as of December 31, 2001. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company’s or the Bank’s categories. The Company’s total capital ratio, tier 1 capital to risk weighted assets ratio, and tier 1 capital to average assets ratio were 13.32%, 12.04%, and 8.86%, respectively, as of December 31, 2001. Dividends declared during 2001 were $0.75, an increase of 25% from $0.60 in 2000. The dividend payout ratios were 25.25% and 26.2% during 2001 and 2000, respectively.

Liquidity

Liquidity is the Company’s ability to fund its operations, to meet depositor withdrawals, to withstand fluctuations in deposit levels, to provide for customer’s credit needs, and to meet maturing obligations and existing commitments. The liquidity of the Company principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings and its ability to borrow funds.

Net cash outflows from operations were $.5 million during 2001. Net cash outflows from investing activities were $171.4 million in 2001, as a result of $166.9 million in net principal disbursed on loans.  Cash inflows from the proceeds from the sale of securities available for sale of $161.7 were offset by cash outflows of $162.4 million for the purchases of securities available for sale. Net cash inflows for financing activities were $156.9 million in 2001, which included a net increase in deposits of $94.3 million, enhanced by increases in repurchase agreements, short-term borrowings, and notes payable of an aggregate $69.9 million.

Management of investing and financing activities, and market conditions, determine the level and stability of net interest cash flows.  Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principle determinant of growth in net interest cash flows.

Net cash inflows from operations were $13.6 million during 2000. Net cash outflows for investing activities were $156.8 million in 2000, as a result of $125.6 million in net principal disbursed on loans. Net cash outflows for financing activities were $130.5 million in 2000, which included a net increase in deposits of $148.1 million, offset by declines in repurchase agreements, short-term borrowings, and notes payable of an aggregate $9.9 million.

Interest rate risk

The impact of movements in general market interest rates on a financial institution’s financial condition, including capital adequacy, earnings, and liquidity, is known as interest rate risk. Interest rate risk is the Company’s primary market risk. As a financial institution, accepting and managing this risk is an inherent aspect of the Company’s business. However, safe and sound management of interest rate risk requires that it be maintained at prudent levels.

The Company analyzes interest rate risk by examining the extent to which assets and liabilities are interest rate sensitive. The interest sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to positively affect net interest income. The Company’s policy is to manage the balance sheet such that fluctuations in the net interest margin are minimized regardless of the level of interest rates.

The accompanying table does not necessarily indicate the future impact of general interest rate movements on the Company’s net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. Although securities available for sale are reported in the earliest time frame in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

Effects of inflation

In management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today’s volatile economic environment. The Company seeks to insulate itself from interest rate volatility by ensuring that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree.

Special Note Concerning Forward-Looking Statements

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance, and business of the Company.  Forward-looking statements, which may be based upon beliefs, expectations, and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  Factors that could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

•                                            The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets.

•                                            The economic impact of the terrorist attacks that occurred on September 11th, as well as any future threats and attacks, and the response of the United States to any such threats and attacks.

•                                            The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance, and monetary and financial matters.

•                                            The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System.

•                                            The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

•                                            The inability of the Company to obtain new customers and to retain existing customers.

•                                            The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

•                                            Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

•                                            The ability of the Company to develop and maintain secure and reliable electronic systems.

•                                            The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

•                                            Consumer spending and saving habits which may change in a manner that affects the Company’s business adversely.

•                                            Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected.

•                                            The costs, effects, and outcomes of existing or future litigation.

•                                            Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•                                            The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

	Expected Maturity Dates
	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
2001
Interest-earning Assets
Deposit with banks	$81	$—	$—	$—	$—	$—	$81
Average interest rate	1.29%						5.01%

Securities	$57,800	$61,747	$46,735	$31,212	$19,317	$107,738	$324,549
Average interest rate	5.40%	5.53%	5.84%	5.78%	5.56%	5.27%	5.49%

Fixed rate loans	$108,998	$96,109	$78,635	$131,534	$57,184	$36,037	$508,497
Average interest rate	7.56%	7.87%	7.87%	7.94%	7.83%	7.29%	7.17%

Adjustable rate loans	$164,697	$18,958	$15,511	$36,691	$15,726	$179,634	$431,217
Average interest rate	5.24%	3.90%	3.90%	3.45%	3.45%	5.87%	5.97%
Total	$331,576	$176,814	$140,881	$199,437	$92,227	$323,409	$1,264,344

Interest-bearing Liabilities
Interest-bearing deposits	$598,329	$67,556	$27,923	$8,001	$18,836	$204,633	$925,278
Average interest rate	2.86%	4.67%	4.57%	5.63%	4.92%	81.00%	2.66%

Short-term borrowings	$63,679	$—	$—	$—	$—	$—	$63,679
Average interest rate	1.07%						1.07%

Notes payable	$33,393	$—	$—	$—	$—	$—	$33,393
Average interest rate	3.00%						3.00%
Total	$695,401	$67,556	$27,923	$8,001	$18,836	$204,633	$1,022,350

Period gap	$(363,825)	$109,258	$112,958	$191,436	$73,391	$118,776	$241,994
Cumulative gap	(363,825)	(254,567)	(141,609)	49,827	123,218	241,994

2000
Interest-earning Assets
Deposit with banks	$78	$—	$—	$—	$—	$—	$78
Average interest rate	5.01%						5.01%

Federal funds sold	$8,275	$—	$—	$—	$—	$—	$8,275
Average interest rate	5.94%						5.94%

Securities	$39,013	$43,770	$67,199	$59,744	$26,694	$82,243	$318,663
Average interest rate	6.04%	6.01%	5.96%	6.42%	6.54%	5.90%	6.10%

Fixed rate loans	$76,172	$82,275	$71,135	$128,193	$57,619	$37,208	$452,602
Average interest rate	8.64%	8.16%	8.00%	8.20%	7.69%	7.87%	7.94%

Adjustable rate loans	$105,573	$14,728	$12,050	$25,470	$10,916	$119,932	$288,669
Average interest rate	9.70%	6.77%	6.89%	4.48%	4.53%	8.08%	8.76%
Total	$229,111	$140,773	$150,384	$213,407	$95,229	$239,383	$1,068,287

Interest-bearing Liabilities
Interest-bearing deposits	$572,739	$46,934	$26,842	$2,832	$5,758	$192,780	$847,885
Average interest rate	5.28%	5.79%	5.67%	5.11%	5.96%	1.72%	4.53%

Short-term borrowings	$23,732	$—	$—	$—	$—	$—	$23,732
Average interest rate	6.49%						6.49%

Notes payable	$3,429	$—	$—	$—	$—	$—	$3,429
Average interest rate	7.50%						7.50%
Total	$599,900	$46,934	$26,842	$2,832	$5,758	$192,780	$875,046

Period gap	$(370,789)	$93,839	$123,542	$210,575	$89,471	$46,603	$193,241
Cumulative gap	(370,789)	(276,950)	(153,408)	57,167	146,638	193,241

Old Second Bancorp Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2001 and 2000

(In thousands, except share data)

	2001	2000
Assets
Cash and due from banks	$40,747	$48,304
Federal funds sold	—	8,275
Cash and cash equivalents	40,747	56,579
Securities available for sale	324,549	318,663
Loans held for sale	44,259	11,539
Loans	895,455	729,732
Allowance for loan losses	12,313	9,690
Net loans	883,142	720,042
Premises and equipment, net	24,362	22,155
Other real estate owned	—	357
Mortgage servicing rights, net	195	187
Goodwill, net	2,130	2,563
Core deposit intangible assets, net	1,776	2,131
Accrued interest and other assets	12,188	15,226
Total assets	$1,333,348	$1,149,442

Liabilities
Deposits:
Demand	$165,538	$148,593
Savings	534,641	435,801
Time	390,637	412,084
Total deposits	1,090,816	996,478
Securities sold under repurchase agreements	32,065	21,244
Other short-term borrowing	31,614	2,488
Notes payable	33,393	3,429
Accrued interest and other liabilities	20,514	12,841
Total liabilities	1,208,402	1,036,480

Stockholders’ Equity
Preferred stock, no par value; authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 10,000,000 shares; issued 6,117,830 in 2001 and 6,103,830 in 2000 outstanding 5,705,694 in 2001and 5,832,094 in 2000	6,118	6,104
Additional paid-in capital	10,092	9,799
Retained earnings	115,009	102,099
Accumulated other comprehensive income	4,726	1,471
Treasury stock, at cost, 412,136 shares in 2001 and 271,736 shares in 2000	(10,999)	(6,511)
Total stockholders’ equity	124,946	112,962
Total liabilities and stockholders’ equity	$1,333,348	$1,149,442

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2001, 2000, and 1999

(In thousands, except share data)

	2001	2000	1999
Interest income
Loans, including fees	$63,354	$56,393	$47,198
Loans held for sale	1,551	602	1,676
Securities:
Taxable	15,574	15,335	13,783
Tax-exempt	2,688	2,818	2,731
Federal funds sold	1,621	1,979	1,566
Interest bearing deposits	3	14	35
Total interest income	84,791	77,141	66,989

Interest expense
Savings deposits	11,562	12,416	9,598
Time deposits	21,563	21,794	17,618
Repurchase agreements	1,069	1,079	698
Other short-term borrowings	302	305	122
Notes payable	794	222	1,118
Total interest expense	35,290	35,816	29,154
Net interest income	49,501	41,325	37,835
Provision for loan losses	3,840	1,380	930
Net interest income after provision for loan losses	45,661	39,945	36,905

Noninterest income
Trust income	5,041	5,115	4,473
Service charges on deposits	4,951	3,639	3,285
Secondary mortgage fees	1,110	539	951
Mortgage servicing income	83	379	1,811
Gain on sale of loans	7,771	3,624	5,902
Securities gains, net	460	—	—
Other income	2,885	3,272	2,137
Total noninterest income	22,301	16,568	18,559

Noninterest expense
Salaries and employee benefits	24,606	21,734	20,660
Occupancy expense, net	2,771	2,581	2,431
Furniture and equipment expense	4,057	3,331	3,529
Amortization of goodwill	433	441	441
Amortization of core deposit intangible assets	355	356	355
Amortization of mortgage servicing rights, net	5	78	462
Other expense	9,249	8,567	9,398
Total noninterest expense	41,476	37,088	37,276
Income before income taxes	26,486	19,425	18,188
Provision for income taxes	9,263	5,954	5,780
Net income	$17,223	$13,471	$12,408

Basic earnings per share	$2.98	$2.29	$2.04
Diluted earnings per share	2.97	2.29	2.04

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000, and 1999

(In thousands)

	2001	2000	1999
Cash flows from operating activities
Net income	$17,223	$13,471	$12,408
Adjustments to reconcile net income to cash from operating activities:
Depreciation	1,916	1,845	2,013
Amortization of mortgage servicing rights, net	5	78	462
Provision for loan losses	3,840	1,380	930
Net change in mortgage loans held for sale	(32,720)	(3,102)	28,250
Origination of mortgage servicing rights	(13)	(49)	(2,360)
Change in current income taxes payable	(2,948)	(5,880)	4,306
Deferred taxes	(848)	(461)	(738)
Change in accrued interest and other assets	3,039	(1,561)	(2,793)
Change in accrued interest and other liabilities	9,051	7,606	(4,026)
Premium amortization and discount accretion on securities	628	211	704
Securities gains, net	(460)	—	—
Amortization of goodwill	433	441	441
Amortization of core deposit intangible assets	355	356	355
Valuation related to mortgage servicing rights	—	(746)	—
Tax benefit from stock options exercised	40	—	—
Net cash from operating activities	(459)	13,589	39,952

Cash flows from investing activities
Proceeds from sales and maturities of securities available for sale	161,703	55,461	76,959
Purchases of securities available for sale	(162,351)	(91,201)	(64,100)
Net principal disbursed or repaid on loans	(166,940)	(125,597)	(54,534)
Proceeds from sales of other real estate	357	(278)	418
Property and equipment expenditures	(4,123)	(3,335)	(1,728)
Sale of mortgage servicing rights	—	8,188	—
Net cash used by investing activities	(171,354)	(156,762)	(42,985)

Cash flows from financing activities
Net change in deposits	94,338	148,142	22,005
Net change in fed funds purchased and repurchase agreements	29,021	3,955	(15,301)
Net change in other short-term borrowing	10,926	(7,833)	5,804
Net change in notes payable	29,964	(6,038)	(26,722)
Proceeds from exercise of stock options	267	28	—
Dividends paid	(4,047)	(3,546)	(3,350)
Purchase of treasury stock	(4,488)	(4,231)	(2,280)
Net cash provided (used) by financing activities	155,981	130,477	(19,844)
Net change in cash and cash equivalents	(15,832)	(12,696)	(22,877)
Cash and cash equivalents at beginning of year	56,579	69,275	92,152
Cash and cash equivalents at end of year	$40,747	$56,579	$69,275

Supplemental cash flow information
Income taxes paid	$9,895	$7,132	$5,202
Interest paid	32,841	32,136	29,281

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries

Consolidated Statement of Changes in

Stockholders’ Equity

Years Ended December 31, 2001, 2000, and 1999

(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity

Balance, December 31, 1998	$15,875	$—	$83,228	$2,823	$—	$101,926
Change in par value per share from zero to $1	(9,773)	9,773	—	—	—	—
Comprehensive income
Net income	—	—	12,408	—	—	12,408
Change in net unrealized gain on securities held for sale	—	—	—	(4,800)	—	(4,800)
Total comprehensive income						7,608
Dividend declared, $.58 per share	—	—	(3,493)	—	—	(3,493)
Purchase of treasury stock	—	—	—	—	(2,280)	(2,280)
Balance, December 31, 1999	$6,102	$9,773	$92,143	$(1,977)	$(2,280)	$103,761
Net income	—	—	13,471	—	—	13,471
Change in net unrealized gain on securities held for sale	—	—	—	3,448	—	3,448
Total comprehensive income						16,919
Dividend declared, $.60 per share	—	—	(3,515)	—	—	(3,515)
Stock options exercised	2	26				28
Purchase of treasury stock	—	—	—	—	(4,231)	(4,231)
Balance, December 31, 2000	$6,104	$9,799	$102,099	$1,471	$(6,511)	$112,962
Net income	—	—	17,223	—	—	17,223
Change in net unrealized gain on securities held for sale	—	—	—	3,255	—	3,255
Total comprehensive income						20,478
Dividend declared, $.75 per share	—	—	(4,313)	—	—	(4,313)
Stock options exercised	14	253	—	—	—	267
Tax effect of stock options exercised	—	40	—	—	—	40
Purchase of treasury stock	—	—	—	—	(4,488)	(4,488)
Balance, December 31, 2001	$6,118	$10,092	$115,009	$4,726	$(10,999)	$124,946

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001, 2000, and 1999

(Table amounts in thousands, except per share data)

Note A: Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Old Second Bancorp Inc. and its wholly-owned subsidiaries: The Old Second National Bank of Aurora (“Old Second”), Yorkville National Bank, Kane County Bank, and Maple Park Mortgage, together referred to as the “Company.” The banking subsidiaries are referred to as the “Banks.” Inter-company transactions and balances are eliminated in consolidation. During 1999, the Company simplified its organizational structure by eliminating two bank charters. The Old Second Community Bank of North Aurora and Old Second Community Bank of Aurora were merged into Old Second. During 2000, the Company eliminated two more bank charters. The Bank of Sugar Grove was merged into Old Second and Burlington Bank was merged into Kane County Bank. The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations.  Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income. Interest income includes amortization of purchase premium or discount. Realized gains and losses are determined based on the amortized cost of the specific security sold.

Loans Held for Sale: Maple Park Mortgage originates residential mortgage loans that are sold in the secondary market, including loans secured under programs with the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal National Mortgage Association (“FNMA”). Loans held for sale may be hedged with forward sales commitments in order to minimize interest rate risk by contracting for the sale of loans in the future at specified prices. Gains and losses from hedging transactions on loans held for sale are included in the cost of the loans in determining the gain or loss when the loans are sold. Loans held for sale are carried at the lower of aggregate cost or fair value.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the terms of the loan agreement. The value of the loan is determined based on the present value of the future cash flows, discounted at the loan’s original effective interest rate or the fair value of underlying collateral, if the loan is collateral dependent.  There was no material impairment of loans as of December 31, 2001 or December 31, 2000.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. When property is retired or otherwise disposed of, the stated amount, net of sale proceeds in the event of a sale of assets, is recognized as a gain or loss at the time of disposal.  Depreciation is computed over estimated useful lives of ten to forty years for premises and five to ten years for furniture and equipment principally by the use of straight-line depreciation methods.  Expenditures for maintenance and repairs are expensed as incurred, and expenditures for major renovations are capitalized.

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

Retirement Plan Costs: The Company uses the “projected unit credit” actuarial method for financial reporting purposes and the entry age cost method for the funding of the qualified plan.

Long-term Incentive Plan: No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date.  Pro-forma disclosures (included in Note M) show the effect on income and earnings per share had the option’s fair value been recorded as compensation, using an option-pricing model.

Advertising Costs: All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Common Stock Splits: The board of directors declared a two-for-one stock split, in the form of a stock dividend, on the Company’s common stock in May 1999. All references to the number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock split for all periods presented.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.

Earnings Per Share: Basic earnings per share are net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share include the dilutive effects of additional potential common shares issuable under stock options.  Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

Segment Reporting: Beginning January 1, 1998, Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires reporting of information regarding reportable operating segments. The Company has one reportable segment—banking.  As such, additional segment information is not required to be disclosed. The Company offers the following products and services to external customers: deposits, loans and trust services.  Revenues for each of these products and services are disclosed in the Consolidated Statements of Income.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Old Second Bank to the Company or by the Company to stockholders.

New Accounting Pronouncements: In June1998, the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which was required to be adopted by the Company on January 1, 2001. Because of the Company’s minimal use of derivatives, the adoption of the new Statement did not have an effect on earnings or the financial position of the Company.

In September 2000, the FASB issued Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that replaces, in its entirety, FASB Statement No. 125.  Although Statement No. 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement.  As required, the Company applied the new rules to transactions beginning in the second quarter of 2001.  The application of the new rules did not have a material impact on the Company’s financial status.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other lntangible Assets” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with FAS No. 142.  Other identified intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. Based on the current circumstances, the Company believes the application of the new rules will not have a material impact on its financial status.

FASB Statement No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” was issued in October, 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through the sale, abandonment, exchange, or distribution to owners. The new provisions supersede FAS No. 121, which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under FAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of FAS No. 144 became effective for the Company January 1, 2002, and are not expected to have a material impact on the Company’s financial position or results of operations.

Note B: Cash and Due from Banks

Old Second and Yorkville National Bank are required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, average reserve balances were $7,542,000 and $456,000, for Old Second and Yorkville during 2001.

Note C: Securities

Year-end securities available for sale were summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2001
U.S. Treasury	$2,505	$85	$—	$2,590
U.S. Government agencies	221,785	6,147	170	227,762
States and political subdivisions	64,215	1,725	133	65,807
Mortgage backed securities	25,273	421	225	25,469
Other securities	2,921	—	—	2,921
	$316,699	$8,378	$528	$324,549
2000
U.S. Treasury	$4,514	$32	$—	$4,546
U.S. Government agencies	212,681	1,957	482	214,156
States and political subdivisions	74,462	1,649	572	75,539
Mortgage backed securities	21,843	39	179	21,703
Other securities	2,719	—	—	2,719
	$316,219	$3,677	$1,233	$318,663

	Amortized Cost	Fair Value
Due in one year or less	$56,834	$57,800
Due after one year through five years	151,838	156,747
Due after five years through ten years	61,371	62,773
Due after ten years	21,383	21,760
	291,426	299,080
Mortgage-backed securities	25,273	25,469
	$316,699	$324,549

Securities with fair value of approximately $193.9 million and $90.3 million at December 31, 2001, and 2000, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or per-

mitted by law.

Note D: Loans

Major classifications of loans were as follows:

	2001	2000
Commercial and industrial	$186,435	$165,049
Real estate-commercial	310,297	214,837
Real estate-construction	112,206	84,096
Real estate-residential	215,639	191,158
Installment	71,780	75,169
	896,357	730,309
Unearned origination fees	(899)	(555)
Unearned discount	(3)	(22)
	$895,455	$729,732

	2001	2000	1999
Nonaccrual loans	$2,560	$1,582	$1,298
Interest income recorded on nonaccrual loans	137	79	50
Interest income which would have been accrued on nonaccrual loans	203	86	142
Loans 90 days or more past due and still accruing interest	771	532	742

Loans to principal officers, directors, and their affiliates, which were made in the ordinary course of business, in 2001 and

2000 were as follows:

	2001	2000
Beginning balance	$29,686	$26,905
New loans	47,242	46,133
Repayments	(50,936)	(48,665)
Other changes-new directors	(4,378)	5,313
Ending balance	$21,614	$29,686

Other changes for 2001 include increases for new directors and change in affiliations of current directors.

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan.  The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company’s access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company’s lending standards and credit monitoring procedures. The Banks make loans within their market areas. There are no significant concentrations of loans where the customers’ ability to honor loan terms are dependent upon a single economic sector.

Note E: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2001	2000	1999
Balance at beginning of year	$9,690	$8,444	$7,823
Provision for loan losses	3,840	1,380	930
Loans charged-off	(1,502)	(702)	(652)
Recoveries	285	568	343
Balance at end of year	$12,313	$9,690	$8,444

Note F: Premises and Equipment

Year-end premises and equipment were as follows:

	December 31, 2001			December 31, 2000
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$6,000	$—	$6,000	$4,896	$—	$4,896
Premises	22,857	10,772	12,085	22,438	10,160	12,278
Furniture and equipment	19,148	12,871	6,277	17,536	12,555	4,981
	$48,005	$23,643	$24,362	$44,870	$22,715	$22,155

Note G: Intangible Assets

Year-end intangible assets were as follows:

	December 31, 2001			December 31, 2000
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Goodwill	$6,561	$4,431	$2,130	$6,561	$3,998	$2,563
Core deposit intangible	3,505	1,729	1,776	3,505	1,374	2,131
	$10,066	$6,160	$3,906	$10,066	$5,372	$4,694

Note H: Mortgage Servicing Rights

Activity for capitalized mortgage servicing rights was as follows:

	2001	2000	1999
Balance at beginning of year	$205	$8,422	$6,949
Origination of mortgage servicing rights	13	49	2,360
Sale of mortgage servicing rights	—	(8,188)	—
Amortization	(5)	(78)	(887)
Balance at end of year	$213	$205	$8,422

Changes in the valuation for servicing assets were as follows:

Balance at beginning of year	$18	$764	$1,189
Provisions for impairment	—	—	75
Reversal of previous valuation allowance	—	(746)	—
Recoveries	—	—	(500)
Balance at end of year	$18	$18	$764
Net balance	$195	$187	$7,658

Note I: Deposits

Major classifications of deposits at December 31, were as follows:

	2001	2000
Noninterest bearing	$165,538	$148,593
Savings	98,646	94,145
NOW accounts	168,180	149,884
Money market accounts	267,815	191,772
Certificates of deposit of less than $100,000	262,001	296,516
Certificates of deposit of $100,000 or more	128,636	115,568
	$1,090,816	$996,478

At year-end 2001, scheduled maturities of time deposits were as follows:

2002	$244,101
2003	90,196
2004	27,923
2005	8,001
2006 and thereafter	20,416
Total	$390,637

Note J: Borrowings

At December 31, 2001 and 2000, respectively, $33.4 million and $3.4 million were outstanding for a line of credit issued by Marshall & Isley. There is $40 million available through this line of credit, which is due April 30, 2002. Interest pay-

ments are due on a monthly basis at a rate of 1% over the previous month average (Federal Reserve targeted rate) federal funds rate. The note is secured by a revolving business note dated April 30, 2001, and is guaranteed by the Company.

At December 31, 2001 and 2000, respectively, short-term borrowings totaled $63.7 million at a weighted average rate of

3.3% and $23.7 million at a weighted average rate of 5.8%.

The Company enters into sales of securities under agreements to repurchase (repurchase agreements). Fixed-coupon repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as bor-

rowed funds in the consolidated balance sheet. The dollar amounts of securities underlying the agreements remain in the asset accounts. Securities sold under agreements to repurchase consisted of U.S. government agencies at

December 31, 2001 and 2000.

Note K: Income Taxes

Income tax expense (benefit) was as follows:

	2001	2000	1999
Current federal	$9,022	$5,854	$5,908
Current state	1,088	561	610
Deferred federal	(694)	(378)	(672)
Deferred state	(153)	(83)	(66)
	$9,263	$5,954	$5,780

The following were the components of the deferred tax assets and liabilities as of December 31:

	2001	2000
Allowance for loan losses	$4,884	$3,844
Pension	227	289
Other assets	896	1,009
Deferred tax assets	6,007	5,142

Accumulated depreciation	(1,070)	(923)
Accretion on securities	(19)	(209)
Other liabilities	(612)	(552)
Deferred tax liabilities	(1,701)	(1,684)
	4,306	3,458
Tax effect of net unrealized gain on investments	(3,114)	(969)
Net deferred tax asset	$1,192	$2,489

The components of the provision for deferred income taxes were as follows:

	2001	2000	1999
Provision for loan losses	$(1,040)	$(597)	$(847)
Depreciation	147	130	146
Pension expense	62	(64)	63
Net premiums and discounts on securities	(190)	(40)	64
Other, net	174	110	(164)
	$(847)	$(461)	$(738)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2001	2000	1999
Tax at statutory federal income tax rate	$9,270	$6,799	$6,366
Nontaxable interest income, net of disallowed interest deduction	(946)	(922)	(918)
Goodwill amortization	151	155	154
State income taxes, net of federal benefit	608	311	354
Other, net	180	(389)	(176)
	$9,263	$5,954	$5,780

Note L: Retirement Plans

The Company has a tax-qualified noncontributory defined benefit retirement plan covering substantially all full-time and regular part-time employees of the banking subsidiaries. Generally, benefits are based on years of service and compensation. Certain participants in the defined benefit plan are also covered by an unfunded supplemental retirement plan. The purpose of the supplemental retirement plan is to extend full retirement benefits to individuals without regard to statutory limitations under tax-qualified plans.

The following table sets forth the plans’ status and amounts recognized in the these financial statements:

	20 01	2000	1999
Accumulated benefit obligation	$7,483	$6,317	$5,907

Change in the projected benefit obligation
Projected benefit obligation at beginning of year	$8,450	$7,560	$7,900
Service cost	572	470	510
Interest cost	610	545	518
Actuarial (gain)/ loss	1,591	382	(518)
Benefits paid	(642)	(507)	(850)
Benefit obligation at end of year	$10,581	$8,450	$7,560

Change in plan assets
Fair value of plan assets at beginning of year	$8,351	$8,117	$7,760
Actual return on plan assets	(282)	275	1,077
Employer contributions	55	466	130
Benefits paid	(642)	(507)	(850)
Fair Value of the asset at end of year	$7,482	$8,351	$8,117

Accrued pension cost
Funded status	$(3,099)	$(98)	$557
Unrecognized net actuarial (gain)/ loss	1,779	(718)	(1,523)
Unrecognized prior service cost	172	194	216
Unrecognized net transition asset	(172)	(258)	(343)
Accrued benefit cost	$(1,320)	$(880)	$(1,093)

Net periodic pension cost
Service cost	$572	$470	$510
Interest cost	610	545	518
Expected return on assets	(633)	(654)	(590)
Amortization of unrecognized:
Net (gain) loss	10	(44)	4
Prior service cost	22	22	22
Net asset	(86)	(86)	(86)
Net periodic pension cost	$495	$253	$378

Amounts applicable to the supplemental retirement plan
Projected benefit obligation	$775	$545	$392
Accumulated benefit obligation	384	262	261

Key assumptions:
Discount rate	6.75%	7.50%	7.50%
Long-term rate of return on assets	8.00%	8.50%	8.50%
Salary increases	5.00%	5.00%	5.00%

The Company maintains tax-qualified contributory and non-contributory profit sharing plans covering substantially all full-time and regular part-time employees. The expense of these plans was $1,074,000 in 2001, $825,000 in 2000, and $739,000 in 1999.

Note M: Long-Term Incentive Plan

The Incentive Plan authorizes the issuance of up to 250,000 shares of the Company’s common stock, including the granting of qualified stock options (“Incentive Stock Options”), nonqualified stock options, restricted stock and stock appreciation rights. Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years.

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

A summary of activity in the Incentive Plan and options outstanding as of year-end was as follows:

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding	168,300	$24.618	137,268	$24.762	98,068	$23.594
Granted	39,000	39.300	32,500	23.750	39,200	27.683
Exercised	(14,000)	19.079	(1,468)	18.873	—	—
Expired	(11,400)	29.254
Ending outstanding	181,900	$27.902	168,300	$24.618	137,268	$24.762

At year-end:
Options exercisable	109,110	$24.67	101,999	$24.01	73,368	$22.24
Weighted average contractual life in years	9.2		9.0		8.0
Weighted average fair value of options granted during the year		$12.32		$7.06		$7.95

The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards No. 123 been used to measure compensation cost for stock option plans.

	2001	2000	1999
Net income as reported	$17,223	$13,471	$12,408
Pro forma net income	15,850	12,743	11,739
Basic earnings per share as reported	2.98	2.29	2.04
Pro forma basic earnings per share	2.75	2.16	1.93
Diluted earnings per share as reported	2.97	2.29	2.04
Pro forma diluted earnings per share	2.74	2.16	1.93

The pro forma effects were computed using option-pricing models with the following assumptions:

	2001	2000	1999
Risk free interest rate	4.45%	5.50%	5.75%
Expected option life, in years	10	10	10
Expected stock price volatility	24.3%	17.9%	20.1%
Dividend yield	2.00%	2.00%	2.00%

Note N: Earnings Per Share

	2001	2000	1999
Basic Earnings Per Share:
Weighted-average common shares outstanding	5,771,419	5,888,457	6,082,270
Net income available to common stockholders	$17,223	$13,471	$12,408
Basic earnings per share	$2.98	$2.29	$2.04

Diluted Earnings Per Share:
Weighted-average common shares outstanding	5,771,419	5,888,457	6,082,270
Dilutive effect of stock options	19,630	7,917	13,181
Diluted average common shares outstanding	5,791,049	5,896,374	6,095,451
Net income available to common stockholders	$17,223	$13,471	$12,408
Diluted earnings per share	$2.97	$2.29	$2.04

Note O: Other Comprehensive Income:

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

	2001	2000	1999
Unrealized holding gains/(losses) on available for sale securities arising during the period	$5,406	$5,719	$(7,888)
Related tax (expense)/benefit	(2,151)	(2,271)	3,088
Net unrealized gain/(loss).	$3,255	$3,448	$(4,800)
Less: Reclassification adjustment for the net gains realized during the period
Realized net gains	$460	$—	$—
Related tax expense	(161)	$—	$—
Net realized gains	$299	$—	$—
Total other comprehensive income (loss)	$3,554	$3,448	$(4,800)

Note P: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 2001 were approximately $13,977,000. Firm commitments to fund loans in the future were approximately $187,344,000 as of December 31, 2001. As of December 31, 2001, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

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

As of the Company’s and the Banks’ most recent regulatory notification, the Company and the Banks were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company’s or the Banks’ categories.

Capital levels and minimum required levels at year-end:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001 :
Total capital to risk weighted assets
Consolidated	$128,432	13.32%	$77,136	8.00%	$96,420	10.00%
Old Second	86,430	13.19	52,422	8.00	65,527	10.00
Tier 1 capital to risk weighted assets
Consolidated	116,119	12.04	38,578	4.00	57,867	6.00
Old Second	78,352	11.95	26,227	4.00	39,340	6.00
Tier 1 capital to average assets
Consolidated	116,119	8.86	52,424	4.00	65,530	5.00
Old Second	78,352	8.77	35,736	4.00	44,670	5.00

2000 :
Total capital to risk weighted assets
Consolidated	$118,599	14.86%	$63,849	8.00%	$79,811	10.00%
Old Second	77,886	14.52	42,912	8.00	53,640	10.00
Tier 1 capital to risk weighted assets
Consolidated	108,909	13.65	31,915	4.00	47,872	6.00
Old Second	71,424	13.31	21,465	4.00	32,197	6.00
Tier 1 capital to average assets
Consolidated	108,909	9.66	45,097	4.00	56,371	5.00
Old Second	71,424	9.39	30,426	4.00	38,032	5.00

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At January 1, 2002, approximately $17,865,000 was available for the payment of dividends by the Banks to the Company.

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

The carrying amount and estimated fair values of financial instruments were as follows:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$40,747	$40,747	$56,579	$56,579
Securities available for sale	324,549	324,549	318,663	318,663
Loans held for sale	44,259	44,259	11,539	11,539
Loans, net	883,142	913,779	720,042	730,861
	$1,292,697	$1,323,334	$1,106,823	$1,117,642
Financial liabilities:
Deposits	$1,090,816	$1,097,860	$996,478	$998,027
Federal funds purchased and repurchase agreements	32,065	32,065	21,244	21,244
Other short-term borrowing	31,614	31,614	2,488	2,488
Notes payable	33,393	33,393	3,429	3,429
	$1,187,888	$1,194,932	$1,023,639	$1,025,188

Note S: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2001				2000
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$21,137	$21,242	$21,388	$21,024	$20,928	$20,132	$18,712	$17,369
Interest expense	7,367	8,632	9,395	9,896	10,156	9,654	8,428	7,578
Net interest income	13,770	12,610	11,993	11,128	10,772	10,478	10,284	9,791
Provision for loan losses	1,815	755	690	580	460	390	320	210
Income before taxes	7,317	7,101	6,612	5,456	4,730	4,652	4,905	5,138
Net income	4,723	4,559	4,309	3,632	3,308	3,269	3,434	3,460
Basic earnings per share	0.83	0.79	0.74	0.62	0.57	0.56	0.58	0.58
Diluted earnings per share	0.82	0.79	0.74	0.62	0.57	0.56	0.58	0.58
Dividends paid	0.20	0.20	0.20	0.15	0.15	0.15	0.15	0.15

Note T: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2001	2000
Assets
Noninterest-bearing deposit with bank subsidiary	$3,873	$1,627
Loan to subsidiary	36,141	8,662
Investment in subsidiaries, at equity	118,620	106,753
Securities available for sale	156	154
Other assets	846	239
	$159,636	$117,435
Liabilities and Stockholders’ Equity
Other liabilities	$34,690	$4,473
Stockholders’ equity	124,946	112,962
	$159,636	$117,435

Condensed Statements of Income for the years ended December 31 were as follows:

	2001	2000	1999
Operating Income
Cash dividends received from subsidiaries	$7,782	$4,642	$4,631
Interest income	1,065	623	521
	8,847	5,265	5,152
Operating Expenses
Other expenses	1,099	489	108
	1,099	489	108
Income before income taxes and equity in undistributed net income of subsidiaries	7,748	4,776	5,044
Income tax benefit	(13)	44	(32)
Income before equity in undistributed net income of subsidiaries	7,761	4,732	5,076
Equity in undistributed net income of subsidiaries	9,462	8,739	7,332
Net income	$17,223	$13,471	$12,408

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2001	2000	1999
Cash Flows from Operating Activities
Net income	$17,223	$13,471	$12,408
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiaries	(9,462)	(8,739)	(7,332)
Increase in taxes payable	2	89	173
Change in other assets	(56)	(27)	4,764
Change in notes payable	29,964	3,429	—
Tax benefit from exercise of stock options	40	—	—
Other, net	301	(156)	385
Net cash from operating activities	38,012	8,067	10,398

Cash Flows from Investing Activities
Proceeds from sales and maturities of securities available for sale	—	—	400
Investment in subsidiaries	(27,498)	(674)	(5,550)
Net cash from investing activities	(27,498)	(674)	(5,150)

Cash Flows from Financing Activities
Dividends paid	(4,047)	(3,546)	(3,350)
Treasury stock purchased	(4,488)	(4,231)	(2,280)
Proceeds from exercise of stock options	267	28	—
Net cash from financing activities	(8,268)	(7,749)	(5,630)
Net change in cash and cash equivalents	2,246	(356)	(382)
Cash and cash equivalents at beginning of year	1,627	1,983	2,365
Cash and cash equivalents at end of year	$3,873	$1,627	$1,983

• Ernst & Young LLP Sears Tower 233 South Wacker Drive Chicago, Illinois 60606-6301	• Phone (312) 879-2000 www.ey.com

Report of Independent Auditors

Stockholders and Board of Directors
Old Second Bancorp Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp Inc. and Subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

January 25, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

Old Second Bancorp Inc. and Subsidiaries

Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.O2bancorp.com

Market for the Company’s Common Stock

The Company’s common stock trades on The NASDAQ Stock Market under the symbol “OSBC.” As of December 31,

2001, the Company had 1,207 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 2000 and 2001.

	2001		2000
	High	Low	High	Low

First quarter	$26.19	$23.38	$25.50	$20.63
Second quarter	33.57	24.30	22.00	21.19
Third quarter	38.77	31.25	24.25	20.56
Fourth quarter	40.10	32.35	24.63	22.25

Report on Form 10-K

Copies of the Company’s 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission will be furnished to each stockholder upon written request to: J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp Inc., 37 South River Street, Aurora Illinois 60506-4172.

Transfer Agent/Stockholder Services

Inquiries related to stockholders records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp Inc.

c/o Robin Hodgson, VPAdministration

37 River Street

Aurora, Illinois 60506-4172

(630) 906-5480

rhodgson@O2bancorp.com

Old Second Bancorp Inc. and Subsidiaries
Consolidated Balance Sheet

December 31, 2001

(In thousands)

	The Old Second National Bank of Aurora	Yorkville National Bank	Kane County Bank	Maple Park Mortgage	Old Second Bancorp, Inc. Parent Only	Consolidating Adjustments	Old Second Bancorp, Inc. Consolidated
Assets
Cash and due from banks	$28,204	$7,239	$4,775	$3,231	$3,873	$(6,575)	$40,747
Federal funds sold	6,940	—	4,835	—	—	(11,775)	—
Cash and cash equivalents	35,144	7,239	9,610	3,231	3,873	(18,350)	40,747
Securities available for sale	245,991	34,131	44,271	—	156	—	324,549
Loans held for sale	—	—	—	44,259	—	—	44,259
Loans	608,254	146,475	139,457	812	36,598	(36,141)	895,455
Allowance for loan losses	8,078	2,168	2,003	64	—	—	12,313
Net loans	600,176	144,307	137,454	748	36,598	(36,141)	883,142
Premises and equipment, net	17,096	2,399	4,560	191	116	—	24,362
Mortgage servicing rights, net	—	—	—	195	—	—	195
Goodwill, net	—	—	2,130	—	—	—	2,130
Core deposit intangible assets, net	—	1,776	—	—	—	—	1,776
Investment in subsidiaries	—	—	—	—	118,620	(118,620)	—
Accrued interest and other assets	7,922	2,055	2,533	600	273	(1,195)	12,188
Total assets	$906,329	$191,907	$200,558	$49,224	$159,636	$(174,306)	$1,333,348

Liabilities
Deposits:
Demand	$131,277	$20,755	$20,081	$—	$—	$(6,575)	$165,538
Savings	360,690	81,419	92,342	190	—	—	534,641
Time	257,020	64,386	69,231	—	—	—	390,637
Total deposits	748,987	166,560	181,654	190	—	(6,575)	1,090,816
Securities sold under repurchase agreements	31,641	424	—	—	—	—	32,065
Other short-term borrowings	36,389	6,969	31	—	—	(11,775)	31,614
Notes payable	—	—	—	36,141	33,393	(36,141)	33,393
Accrued interest and other liabilities	7,473	956	1,153	10,830	1,297	(1,195)	20,514
Total liabilities	824,490	174,909	182,838	47,161	34,690	(55,686)	1,208,402

Stockholders’ Equity
Common stock	2,160	525	1,000	10	6,118	(3,695)	6,118
Surplus	11,548	2,025	12,033	—	10,092	(25,606)	10,092
Retained earnings	64,645	13,899	3,999	2,053	115,009	(84,596)	115,009
Accumulated other comprehensive income	3,486	549	688	—	4,726	(4,723)	4,726
Treasury stock	—	—	—	—	(10,999)	—	(10,999)
Total stockholders’ equity	81,839	16,998	17,720	2,063	124,946	(118,620)	124,946
Total liabilities and stockholders’ equity	$906,329	$191,907	$200,558	$49,224	$159,636	$(174,306)	$1,333,348