Form 10-K, Exhibit 13
period 2002-12-31
OLD SECOND BANCORP INC
filed 2003-03-21
CIK 357173

2002 Year End Letter to Stockholders

2002 was an exceptionally good year for Old Second Bancorp Inc. Our mortgage company and three banks exceeded unprecedented thresholds of banking activity, from performance to earnings. We are pleased with the growth and achievements of the past twelve months and would like to share the highlights with you. Assets and income, as well as loan and deposit volumes, were at all-time highs and included the following:

•  Net income for the year was $20.1 million, up 16.97% from last year’s record income of $17.2 million.

•  Basic earnings were $2.71 per share compared with $2.24 per share in 2001, restated for the four-for-three stock split, up 20.9% from 2001.

•  Dividends were increased for the 36th consecutive year.

•  Loans increased to $1.06 billion, an 18.6% increase.

•  Deposits increased to $1.39 billion, a 27.4% increase.

•  Return on equity was 15.84%, compared to 14.3% in 2001.

•  Return on assets was at 1.39%, compared to 1.38% in 2001.

•  Total assets of the holding company grew 20.6% to approximately $1.61 billion.

•  Shareholders’ equity increased from $124.9 million to $133.0 million, with an equity to total assets ratio of 8.27%.

In 2002, the economy did face some fairly serious challenges; however, your company was able to maintain its history of low net charge-offs and a high quality loan portfolio. Net charge-offs for the year were $349,000, down $868,000 from 2001, while the allowance for loan and lease losses was increased to $15.8 million (1.49% of loans), an increase from last year’s level of $12.3 million (1.38% of loans). While nonperforming assets were $2.2 million above the year-end 2001 total, they declined by more than $5 million during the fourth quarter, ending the year at $5.6 million. In addition, although in the past year there were a number of Federal Reserve rate cuts, our net interest margin remained relatively stable; from 4.33% in 2001 to 4.28% for 2002. The last few quarters of last year, however, have shown declines in this area, and maintaining these margins represents one of our biggest challenges in the coming year.

A large part of our success in 2002 was following our “right size” strategy. This strategy blends the best of what large banks offer with the personal relationship of small banks. We offer the products, locations, convenience, and expertise of a large bank while continuing to offer quality service, local decision-makers, community involvement, and the helpful, friendly employees of a community bank.

We continued to expand our presence in our market area during the year and now have twenty-two branches and four mortgage company locations. In 2002, we opened four new branches in St. Charles, Aurora (Orchard Road), Sandwich, and Naperville, and added one new mortgage office in Aurora on Farnsworth Avenue. In addition, we remodeled and expanded our Geneva location. For 2003, we currently have one new full-service location planned in the Sycamore/DeKalb area, which is expected to be open in April, and we are in the planning stages for a new full-service facility in Yorkville, which should open late summer or early fall. As always, we continue to look for new locations that meet the goal of our strategic plan of branch expansion within our market or other high growth areas.

Our mortgage company, Old Second Mortgage, changed its name from Maple Park Mortgage during the past year and is now a subsidiary of Old Second National Bank. We are pleased to report that the mortgage company closed over $466.0 million in mortgages for the year 2002.

This coming year, the names of Kane County Bank and Yorkville National Bank will be changed to Old Second Bank-Kane County and Old Second Bank-Yorkville. This change was done for marketing and public relations purposes, and the banks will still remain independent, under the same management, with the same Boards of Directors, and the same structure as before. Both banks will be state chartered.

In June of this past year, the Board declared a four-for-three stock split, effected in the form of a stock dividend. The dividend remained at $0.20 per share per quarter, which in effect, increased dividends by 33%. The price of the stock at year-end was at $37.00 compared to $29.56 as of December 31, 2001, an increase of 25.2%.

Our employee base continues to be stable. Of our nearly 600 full and part-time employees, 120 have been with us for 10 or more years. Our commitment to quality service is ongoing as is our continued involvement in non-profit and other community organizations in the Fox Valley area. Talent, time, and donations have come from all areas of our company. In addition, all employees understand our commitment to our sales culture: they receive training, coaching, and incentives to achieve positive growth results. We are proud of every one of their contributions to the success of Old Second.

As we look at the year ahead, we are conscious of the economic, global, and local indicators that may affect all of us. Our strength and continued success rest on the confidence you, as valued stockholders, have placed in us. We look forward to continuing to serve you.

Thank you again for your valued support and thanks to our loyal staff and Board of Directors. All of you are part of our success.

James Benson
Chairman

William B. Skoglund
President and CEO

Old Second Bancorp Inc. and Subsidiaries
Financial Highlights

(In thousands, except share data)

	2002	2001	2000	1999	1998
Balance sheet items at year-end
Total assets	$1,608,087	$1,333,348	$1,149,442	$998,508	$1,014,292
Loans, net of allowance	1,046,098	883,142	720,042	595,825	542,189
Deposits	1,390,661	1,090,816	996,478	848,336	826,331
Notes payable	—	33,393	3,429	9,467	36,189
Stockholders’ equity before other comprehensive income	127,700	120,220	111,491	105,738	99,103
Stockholders’ equity	133,076	124,946	112,962	103,761	101,926

Results of operations
Net interest income	$57,482	$49,501	$41,325	$37,835	$35,910
Provision for loan losses	3,805	3,840	1,380	930	1,213
Net income	20,146	17,223	13,471	12,408	11,049

Per share data
Basic earnings per share	$2.71	$2.24	$1.72	$1.53	$1.36
Diluted earnings per share	2.69	2.23	1.71	1.53	1.36
Dividends declared	0.75	0.56	0.45	0.44	0.34
Stockholders’ equity before other comprehensive income	17.27	15.80	14.34	13.17	12.18
Stockholders’ equity	18.00	16.42	14.53	12.93	12.53

Weighted average shares outstanding	7,429,882	7,695,225	7,851,276	8,109,693	8,132,680
Shares outstanding at year-end	7,393,104	7,607,592	7,776,125	8,027,816	8,136,483

Note: The numbers of shares and per share amounts have been adjusted to reflect the 1999 two-for-one and May 22, 2002 four-for-three stock splits, both effected in the form of a stock dividend.

Old Second Bancorp Inc. and Subsidiaries
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Overview

Old Second Bancorp is a financial services company with its main headquarters located in Aurora, Illinois. The consolidated financial statements include Old Second Bancorp Inc. and its wholly owned subsidiaries: The Old Second National Bank of Aurora (“Old Second Bank”), Yorkville National Bank, Kane County Bank, Old Second Financial, Inc. and Old Second Mortgage, together referred to as the “Company.” Old Second Mortgage also does business as Maple Park Mortgage. The banking subsidiaries are referred to as the “Banks.” The Company provides financial services through its twenty-two banking locations and four mortgage banking offices located in Kane, Kendall, DeKalb, DuPage, Lake, and LaSalle counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Old Second Mortgage provides mortgage-banking services, and Old Second Bank also engages in trust operations.

During the past few years, the Company simplified its organizational structure by eliminating a number of its subsidiary bank charters. The latest consolidation occurred during 2000 when Bank of Sugar Grove was merged into Old Second Bank and Burlington Bank was merged into Kane County Bank. The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations. During 2002, Old Second Mortgage became a wholly owned subsidiary of Old Second Bank. Inter-company transactions and balances are eliminated in consolidation.

Net income of $20.1 million or $2.69 diluted earnings per share was achieved in 2002, which compares with $17.2 million, or $2.23 per share in 2001, and $13.5 million, or $1.71 per share in 2000. Basic earnings per share were $2.71 in 2002, $2.24 in 2001, and $1.72 in 2000. Growth in net interest income was the primary cause of the increase in net income. Net interest income grew $7.9 million (16.1%) to $57.5 million in 2002, and grew $8.2 million (19.8%) to $49.5 million in 2001, due to an increase in earning assets in each year and a decrease in deposit rates. Year-end total assets were $1.61 billion as of December 31, 2002, an increase of $274.7 million from $1.33 billion as of December 31, 2001. Average assets were $1.45 billion, $1.24 billion, and $1.07 billion in 2002, 2001, and 2000, respectively.

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

Net interest income was $57.5 million in 2002, $49.5 million in 2001, and $41.3 million in 2000. Average earning assets were $1.38 billion in 2002, an increase of $198.6 million (16.8%) from $1.18 billion in 2001. Average earning assets were $1.00 billion in 2000. Average loans increased $180.3 million (22.0%) from $820.9 million in 2001 to $1.00 billion in 2002. During 2001, average loans increased $150.5 million (22.4%) from $670.4 million in 2000. Average interest bearing liabilities were $1.14 billion in 2002, an increase of $178.3 million (18.5%) from $962.7 million in 2001. Average interest bearing liabilities were $822 million in 2000. The net interest margin was 4.28%, 4.33%, and 4.29%, in 2002, 2001, and 2000, respectively. Given the Company’s mix of interest bearing liabilities and interest earning assets on December 31, 2002, the net interest margin could be expected to decline in a falling interest rate environment and, conversely, to increase in a rising rate environment. During 2001, the Federal Open Market Committee (“FOMC”) lowered the target for the Federal Funds rate on eleven occasions, decreasing the rate from 6.50% on January 1, 2001 to 1.75% by December 31, 2001, a total of 475 basis points. These actions caused a corresponding decrease in the Banks’ prime rate from 9.50% to 4.75%. Due to the asset sensitive nature of the balance sheet, these rate decreases had an adverse impact on the Company’s net interest margin during 2001. This low rate environment continued to have an adverse effect on the

Company’s net interest margin during 2002. In November of 2002, the FOMC lowered the Fed Funds target rate another .50% to 1.25%. The Banks’ prime rate was also lowered .50% to 4.25%, which had an additional adverse effect on the net interest margin due to the asset sensitivity of the balance sheet.

Application of Critical Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements. Future changes in information may affect these estimates, assumptions, and judgments, which, in turn, may affect amounts reported in the financial statements.

Most accounting policies are not considered by management to be critical accounting policies. All significant accounting policies are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Management has determined that its accounting policies with respect to the allowance for loan losses is the accounting area requiring subjective or complex judgments that is most important to the Company’s financial position and results of operations, and therefore, is its only critical accounting policy. The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated statement of condition. The methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Losses for Loans section that follows.

Provision for loan losses

The provision for loan losses was $3.8 million during 2002, $3.8 million during 2001, and $1.4 million during 2000. Provisions for loan losses are made to provide for probable and estimable losses on loans inherent in the portfolio. Net charge-offs were $349,000, $1.2 million, and $134,000 in 2002, 2001, and 2000, respectively. When compared with total loans, net charge-offs as a percent of total loans were 0.04%, 0.14%, and 0.02% in 2002, 2001, and 2000, respectively.

The allowance for loan losses was $15.8 million or 1.49% of loans and 289.7% of nonperforming loans as of December 31, 2002. This compares with an allowance for loan losses of $12.3 million or 1.38% of total loans as of December 31, 2001, which was 369.7% of nonperforming loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 2002. The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, substandard and doubtful credits, and other factors that, in management’s judgment, deserve evaluation in estimating loan losses. Changes in economic conditions may also affect the collectibility of a portion of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based on their judgments about information available to them at the time of their examination.

Noninterest income

Noninterest income was $25.3 million in 2002, $22.3 million in 2001, and $16.6 million in 2000. The changes in noninterest income were primarily related to the change in mortgage banking income and service charges on deposits. Mortgage banking income, including secondary mortgage fees, mortgage servicing income, and gains on sales of loans totaled $10.4 million, $9.0 million, and $4.5 million in 2002, 2001, and 2000. Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions. The increase in 2002 was primarily due to the increase in residential mortgage originations as a result of the decrease in interest rates since December 31, 2000. Loans sold were $468.9 million in 2002, $396.6 million in 2001, and

$210.7 million in 2000. In the first quarter of 2000, the majority of mortgage servicing rights were sold for a gain of $897,000 on the sale. Old Second Mortgage now sells mortgage loans on a servicing-released basis instead of retaining originated servicing rights, thereby reducing mortgage-servicing income.

Service charges on deposits were $5.9 million, $5.0 million, and $3.6 million in 2002, 2001, and 2000. The growth is directly related to increases in deposits, which were fueled by successful sales promotional campaigns, and new cash management products.

Trust income increased $19,000 to $5.1 million in 2002, compared to $5.0 million in 2001. Trust income declined $74,000 in 2001 from $5.1 million as of December 31, 2000. Assets under management were $591.3 million in 2002, $652.8 million in 2001, and $675.0 million in 2000.

Other income was $3.8 million for 2002, compared to $2.9 million in 2001 and $3.3 million for 2000. The $943,000 or 32.7% increase in 2002 was attributable to fee income of $301,000 from the new insurance agency subsidiary (Old Second Financial, Inc.), electronic funds transfer revenues of $327,000, fueled by higher Debit and ATM card usage and increases in merchant processing revenues of $152,000.

Noninterest expenses

Noninterest expenses were $48.1 million in 2002, $41.5 million in 2001, and $37.1 million in 2000. The efficiency ratio increased slightly to 57.0% in 2002, from 56.5% in 2001, which had improved from 62.3% in 2000. The efficiency ratio measures noninterest expenses as a percentage of tax-equivalent gross revenues. The decline in the ratio from the 2000 level reflected progressively greater cost-efficiency over this period of time. Because the largest expense is the cost of staffing, management of this cost has a significant impact on efficiency. Salaries and employee benefits were $29.4 million in 2002, $24.6 million in 2001 and $21.7 million in 2000. The increase was mainly due to the opening of four new branches and the increase in commissions related to the increased volume in mortgage loan originations.

A primary cause of the increase in noninterest expenses was an increase in expenses of Old Second Mortgage. Their business continues to increase as a result of decreased interest rates. Salaries and benefits, which account for a major portion of the noninterest expenses, increased $896,000 at Old Second Mortgage as a result of the expanded business. Occupancy expenses were $2.9 million in 2002, $2.8 million in 2001, and $2.6 million in 2000. Furniture and equipment expenses were $4.3 million in 2002, $4.1 million in 2001, and $3.3 million in 2000. The increase in furniture and equipment expense, in the past two years, is directly related to the opening of the four new branches and the new mortgage office.

Amortization of mortgage servicing rights, net of changes in the valuation allowance, was $7,000 in 2002, $5,000 in 2001, and $78,000 in 2000. The Old Second Mortgage subsidiary sold the majority of its mortgage servicing rights in 2000. Mortgage loans are now originated and sold on a servicing-released basis. Management anticipates that the cost and volatility of servicing rights amortization will be substantially reduced in the future.

Income taxes

The Company’s provision for Federal and State of Illinois income taxes was $10.8 million, $9.3 million, and $6.0 million during the years ended December 31, 2002, 2001, and 2000. The effective income tax rate for these years was 34.8%, 35.0%, and 30.7%. The effective tax rates in 2002 and 2001 are comparable. The increase in the 2001 effective tax rate was the result of tax-exempt income decreasing from $2.8 million in 2000 to $2.7 million in 2001, while taxable income increased from $16.6 million in 2000 to $23.8 million in 2001.

Financial condition

Total assets were $1.61 billion as of December 31, 2002, an increase of $274.7 million from December 31, 2001. A significant portion of this 20.6% increase was associated with an increase in loans from $895.5 million to $1.06 billion and an increase in securities available for sale from $324.5 million to $389.2 million during 2002. Deposits were $1.39 billion as of December 31, 2002, an increase of $299.8 million from December 31, 2001. At the same time, notes payable, which were used in 2001 to fund loans held for sale, decreased from $33.4 million to zero.

Investments

Securities increased $64.7 million during 2002, from $324.5 million as of December 31, 2001, to $389.2 million as of December 31, 2002. U.S. government agency securities were $282.4 million, an increase of $54.6 million from a year earlier. U.S. government agency securities comprised 72.6% of the portfolio as of December 31, 2002, and 70.2% of the portfolio as of December 31, 2001. Mortgage backed securities increased $17.0 million, from $25.5 million in 2001 to $42.5 million during 2002. These changes did not represent a change in investment policy. The net unrealized gains in the portfolio increased from $7.9 million as of December 31, 2001 to $8.9 million as of December 31, 2002.

Loans

Total loans increased $166.4 million (18.6%) during 2002, from $895.5 million as of year-end 2001 to $1.06 billion as of year-end 2002. All of the major categories of loans increased, with the most significant changes occurring in commercial real estate loans, which increased $102.2 million from $310.3 million as of year-end 2001 to $412.5 million as of year-end 2002. Residential mortgages increased $46.7 million (21.6%) from $215.6 million to $262.3 million over the same period of time. Commercial and industrial loans increased from $186.4 million as of year-end 2001 to $208.7 million as of year-end 2002, an increase of $22.2 million or 11.9%.

The loan portfolio generally reflects the profile of the communities in which the Company operates. Because the Company is located in growing areas, real estate lending (including commercial, residential, and construction) is a significant portion of the portfolio. These categories comprised 74.8% of the portfolio as of December 31, 2002 and 71.2% of the portfolio as of December 31, 2001.

Nonperforming loans were $5.4 million as of December 31, 2002, up from $3.3 million as of December 31, 2001. Nonperforming loans include loans in nonaccrual status, renegotiated loans, and loans past due ninety days or more and still accruing. Asset quality has remained strong, with net charge-offs of $349,000 compared to $1.2 million in 2001. The provision for loan losses was $3.8 million for both 2002 and 2001. One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans. The allowance for loan losses as a percentage of total loans was 1.49% as of December 31, 2002, compared to 1.38% as of December 31, 2001. In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that such losses will not exceed the estimated amounts in the future.

Along with other financial institutions, management shares a concern for the outlook of the economy during 2003. A slowdown in economic activity, beginning in 2001, severely impacted several major industries as well as the economy as a whole. Even though there are numerous indications of emerging strength, it is not certain that this strength is sustainable. In addition, consumer confidence may be negatively impacted by the recent substantial decline in equity prices. These events could still adversely affect cash flows for both commercial and individual borrowers, as a result of which, the Company could experience increases in problem assets, delinquencies and losses on loans.

Sources of funds

The Company’s primary source of funds is customer deposits. Total deposits grew $299.8 million during 2002, to $1.39 billion as of December 31, 2002. Most of the growth was in noninterest bearing checking accounts, certificate of deposit accounts, and money market accounts. Noninterest bearing accounts grew $31.3 million (18.9%), savings grew $7.7 million (7.8%) and money market accounts grew $97.2 million (36.3%) during 2002. At the same time, certificates of deposit of less than $100,000 increased $97.9 million (37.4%) and certificates of deposit of $100,000 or more increased $37.4 million (29.0%). Given the lower interest rate environment in which retail time deposits were maturing, pricing and sales strategies targeted growth in transactional deposit accounts and customer reinvestment of maturing time deposit balances in longer-term maturities. Successful selling efforts in these areas resulted in an increase in new account relationships and core funding sources.

The Company also utilizes repurchase agreements as a source of funds. Repurchase agreements, which are typically of short-term duration, were $60.8 million as of December 31, 2002, an increase of $28.7 million from $32.1 million as of December 31, 2001. Other short-term borrowings decreased from $31.6 million to $7.9 million primarily due to the decrease in federal funds purchased of $18.2 million. The Company also uses notes payable, primarily as a means of financing loans held for sale at the Old Second Mortgage Company subsidiary. In order to fund the significant growth in loans in 2001, notes payable increased to $33.4 million as of December 31, 2001. The note was paid during the first quarter of 2002 and there was no balance outstanding as of December 31, 2002. The Company is currently maintaining liquid assets and delivering consistent growth in core funding to provide funding for loan growth.

Capital

Total stockholders’ equity increased $8.1 million during 2002, from $124.9 million as of December 31, 2001, to $133.1 million as of December 31, 2002. Net income of $20.1 million, reduced by dividends of $5.6 million, contributed retained earnings of $14.5 million during 2002. During 2002, stockholders’ equity was increased by $650,000 in net unrealized securities gains and losses. In 2001, net income of $17.2 million, reduced by dividends of $4.3 million and enhanced by an increase in net unrealized gains and losses on securities of $3.3 million, increased stockholders’ equity by $16.2 million. The exercise of stock options and the related tax benefit contributed $800,000 to stockholders’ equity in 2002 and $307,000 in 2001.

On May 21, 2002, the Board of Directors of the Company declared a four-for-three stock split effected in the form of a stock dividend payable on June 24, 2002 to shareholders of record on June 14, 2002. All historical share data and per share amounts have been restated to reflect this stock split.

On October 16, 2001, the Company announced that the Board of Directors had authorized the purchase of up to an additional 400,000 shares, bringing the total number of shares authorized for repurchase to 1,200,000. During 2002, the Company purchased 246,234 shares of its common stock, reducing outstanding shares from 7,607,592 as of year-end 2001 to 7,393,104 as of year-end 2002. This reduced stockholders’ equity by $7.9 million. It is anticipated that this action will enhance return on equity and earnings per share. Return on average equity was 15.84% in 2002, 14.43% in 2001, and 12.71% in 2000.

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated. Capital levels and minimum required levels:

	Actual at Year-End		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002:
Total capital to risk weighted assets
Consolidated	$138,563	11.85%	$93,545	8.00%	$116,931	10.00%
Old Second	98,633	12.24	64,466	8.00	80,583	10.00
Tier 1 capital to risk weighted assets
Consolidated	123,938	10.60	46,769	4.00	70,154	6.00
Old Second	88,553	10.99	32,230	4.00	48,346	6.00
Tier 1 capital to average assets
Consolidated	123,938	7.79	63,640	4.00	79,549	5.00
Old Second	88,553	7.91	44,780	4.00	55,975	5.00

December 31, 2001:
Total capital to risk weighted assets
Consolidated	$128,432	13.32%	$77,136	8.00%	$96,420	10.00%
Old Second	86,430	13.19	52,422	8.00	65,527	10.00
Tier 1 capital to risk weighted assets
Consolidated	116,119	12.04	38,578	4.00	57,867	6.00
Old Second	78,352	11.95	26,227	4.00	39,340	6.00
Tier 1 capital to average assets
Consolidated	116,119	8.86	52,424	4.00	65,530	5.00
Old Second	78,352	8.77	35,736	4.00	44,670	5.00

The Company and its three subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines provide for five classifications, the highest of which is well capitalized. The Company and the banks were categorized as well capitalized as of December 31, 2002. The Company’s total capital ratio, tier 1 capital to risk weighted assets ratio, and tier 1 capital to average assets ratio were 11.85%, 10.60%, and 7.79%, respectively, as of December 31, 2002. Dividends declared during 2002 were $0.75, an increase of 33.9% from $0.56 in 2001. The dividend payout ratios were 27.66% and 25.13% during 2002 and 2001, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Liquidity and Market Risk

Liquidity is the Company’s ability to fund its operations, to meet depositor withdrawals, to provide for customer’s credit needs, and to meet maturing obligations and its existing commitments, to withstand fluctuations in deposit levels, to meet maturing obligations and existing commitments. The liquidity of the Company principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings and its ability to borrow funds.

Net cash inflows from operations were $13.1 million during 2002. Net cash outflows from investing activities were $239.6 million in 2002, as a result of $166.8 million in net principal disbursed on loans. Cash inflows from the proceeds from the sale of securities available for sale of $216.2 million were offset by cash outflows of $281.3 million for the purchases of securities available for sale. Net cash inflows for financing activities were $258.8 million in 2002, which included a net increase in deposits of $299.8 million, enhanced by increases in repurchase agreements and short-term borrowings of an aggregate $28.7 million, offset by a decrease in cash outflows for notes payable and other short-term borrowings of $57.1 million.

Management of investing and financing activities, and market conditions, determine the level and the stability of net interest cash flows. Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principal determinant of growth in net interest cash flows.

Net cash outflows from operations were $500,000 during 2001. Net cash outflows from investing activities were $171.4 million in 2001, as a result of $166.9 million in net principal disbursed on loans. Net cash inflows from financing activities were $156.0 million in 2001, which included a net increase in deposits of $94.3 million, enhanced by increases in repurchase agreements, short-term borrowings, and notes payable of an aggregate $69.9 million.

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

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

	Expected Maturity Dates
	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
2002
Interest-earning Assets
Interest-bearing deposit with banks	$58	$—	$—	$—	$—	$—	$58
Average interest rate	1.03%						1.03%

Federal funds sold	$23,350	$—	$—	$—	$—	$—	$23,350
Average interest rate	1.14%						1.14%

Securities	$54,005	$50,160	$76,490	$29,871	$53,684	$125,006	$389,216
Average interest rate	5.50%	4.33%	3.14%	4.47%	3.68%	4.21%	4.14%

Fixed rate loans	$148,891	$72,310	$59,163	$181,774	$78,867	$58,610	$599,615
Average interest rate	5.49%	7.61%	7.61%	7.19%	7.10%	6.72%	6.39%

Adjustable rate loans	$137,630	$43,600	$35,673	$65,784	$28,193	$200,030	$510,910
Average interest rate	5.17%	4.18%	4.18%	4.38%	4.38%	4.98%	5.38%
Total	$363,934	$166,070	$171,326	$277,429	$160,744	$383,646	$1,523,149

Interest-bearing Liabilities
Interest-bearing deposit with banks	$757,811	$107,920	$45,301	$21,030	$25,706	$236,020	$1,193,788
Average interest rate	2.16%	3.63%	3.85%	4.76%	4.01%	0.50%	2.16%
`
Short-term borrowings	$68,644	$—	$—	$—	$—	$—	$68,644
Average interest rate	1.12%						1.12%

Notes payable	$—	$—	$—	$—	$—	$—	$—
Average interest rate
Total	$826,455	$107,920	$45,301	$21,030	$25,706	$236,020	$1,262,432

Period gap	$(462,521)	$58,150	$126,025	$256,399	$135,038	$147,626	$260,717
Cumulative gap	(462,521)	(404,371)	(278,346)	(21,947)	113,091	260,717

2001
Interest-earning Assets
Interest-bearing deposit with banks	$81	$—	$—	$—	$—	$—	$81
Average interest rate	1.29%						5.01%

Federal funds sold	$—	$—	$—	$—	$—	$—	$—
Average interest rate

Securities	$57,800	$61,747	$46,735	$31,212	$19,317	$107,738	$324,549
Average interest rate	5.40%	5.53%	5.84%	5.78%	5.56%	5.27%	5.49%

Fixed rate loans	$108,998	$96,109	$78,635	$131,534	$57,184	$36,037	$508,497
Average interest rate	7.56%	7.87%	7.87%	7.94%	7.83%	7.29%	7.17%

Adjustable rate loans	$164,697	$18,958	$15,511	$36,691	$15,726	$179,634	$431,217
Average interest rate	5.24%	3.90%	3.90%	3.45%	3.45%	5.87%	5.97%
Total	$331,576	$176,814	$140,881	$199,437	$92,227	$323,409	$1,264,344

Interest-bearing Liabilities
Interest-bearing deposit with banks	$598,329	$67,556	$27,923	$8,001	$18,836	$204,633	$925,278
Average interest rate	2.86%	4.67%	4.57%	5.63%	4.92%	81.00%	2.66%

Short-term borrowings	$63,679	$—	$—	$—	$—	$—	$63,679
Average interest rate	1.07%						1.07%

Notes payable	$33,393	$—	$—	$—	$—	$—	$33,393
Average interest rate	3.00%						3.00%
Total	$695,401	$67,556	$27,923	$8,001	$18,836	$204,633	$1,022,350

Period gap	$(363,825)	$109,258	$112,958	$191,436	$73,391	$118,776	$241,994
Cumulative gap	(363,825)	(254,567)	(141,609)	49,827	123,218	241,994

CONTROLS AND PROCEDURES

Based upon an evaluation within the 90 days prior to the filing date of this report, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s internal controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Special Note Concerning Forward-Looking Statements

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations, and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

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

•          The economic impact of past and any future terrorists attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

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

•          The costs, effects and outcomes of existing or future litigation.

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

Old Second Bancorp Inc. and Subsidiaries
Consolidated Balance Sheets

December 31, 2002 and 2001
(In thousands, except share data)

	2002	2001
Assets
Cash and due from banks	$49,714	$40,747
Federal funds sold	23,350	—
Cash and cash equivalents	73,064	40,747
Securities available for sale	389,216	324,549
Loans held for sale	48,658	44,259
Loans	1,061,867	895,455
Allowance for loan losses	15,769	12,313
Net loans	1,046,098	883,142
Premises and equipment, net	29,743	24,362
Other real estate owned	131	—
Mortgage servicing rights, net	192	195
Goodwill, net	2,130	2,130
Core deposit intangible assets, net	1,421	1,776
Accrued interest and other assets	17,434	12,188
Total assets	$1,608,087	$1,333,348

Liabilities
Deposits:
Demand	$196,873	$165,538
Savings	667,877	534,641
Time	525,911	390,637
Total deposits	1,390,661	1,090,816
Securities sold under repurchase agreements	60,774	32,065
Other short-term borrowings	7,870	31,614
Notes payable	—	33,393
Accrued interest and other liabilities	15,706	20,514
Total liabilities	1,475,011	1,208,402

Stockholders’ Equity
Preferred stock, no par value; authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 10,000,000 shares; issued 8,188,853 in 2002 and 8,157,107 in 2001 outstanding 7,393,104 in 2002 and 7,607,592 in 2001	8,189	8,157
Additional paid-in capital	10,860	10,092
Retained earnings	127,547	112,970
Accumulated other comprehensive income	5,376	4,726
Treasury stock, at cost, 795,749 shares in 2002 and 549,515 shares in 2001	(18,896)	(10,999)
Total stockholders’ equity	133,076	124,946
Total liabilities and stockholders’ equity	$1,608,087	$1,333,348

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Income

Years Ended December 31, 2002, 2001, and 2000
(In thousands, except share data)

	2002	2001	2000
Interest income
Loans, including fees	$66,429	$63,354	$56,393
Loans held for sale	1,911	1,551	602
Securities:
Taxable	13,899	15,574	15,335
Tax-exempt	2,587	2,688	2,818
Federal funds sold	664	1,621	1,979
Interest bearing deposits	1	3	14
Total interest income	85,491	84,791	77,141

Interest expense
Savings deposits	10,111	11,562	12,416
Time deposits	16,946	21,563	21,794
Repurchase agreements	662	1,069	1,079
Other short-term borrowings	277	302	305
Notes payable	13	794	222
Total interest expense	28,009	35,290	35,816
Net interest income	57,482	49,501	41,325
Provision for loan losses	3,805	3,840	1,380
Net interest income after provision for loan losses	53,677	45,661	39,945

Noninterest income
Trust income	5,060	5,041	5,115
Service charges on deposits	5,893	4,951	3,639
Secondary mortgage fees	1,265	1,110	539
Mortgage servicing income	62	83	379
Gain on sale of loans	9,079	7,771	3,624
Securities gains, net	89	460	—
Other income	3,828	2,885	3,272
Total noninterest income	25,276	22,301	16,568

Noninterest expense
Salaries and employee benefits	29,410	24,606	21,734
Occupancy expense, net	2,855	2,771	2,581
Furniture and equipment expense	4,326	4,057	3,331
Amortization of goodwill	—	433	441
Amortization of core deposit intangible assets	355	355	356
Amortization of mortgage servicing rights, net	7	5	78
Other expense	11,103	9,249	8,567
Total noninterest expense	48,056	41,476	37,088
Income before income taxes	30,897	26,486	19,425
Provision for income taxes	10,751	9,263	5,954
Net income	$20,146	$17,223	$13,471

Basic earnings per share	$2.71	$2.24	$1.72
Diluted earnings per share	2.69	2.23	1.71

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001, and 2000
(In thousands)

	2002	2001	2000
Cash flows from operating activities
Net income	$20,146	$17,223	$13,471
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	2,173	1,916	1,845
Amortization of mortgage servicing rights, net	7	5	78
Origination of mortgage servicing rights	(17)	(13)	(49)
Provision for loan losses	3,805	3,840	1,380
Net change in mortgage loans held for sale	(4,399)	(32,720)	(3,102)
Change in current income taxes payable	229	(2,948)	(5,880)
Deferred taxes	(1,385)	(848)	(461)
Change in accrued interest and other assets	(5,246)	3,039	(1,561)
Change in accrued interest and other liabilities	(4,419)	9,051	7,606
Premium amortization and discount accretion on securities	1,687	628	211
Securities gains, net	(89)	(460)	—
Amortization of goodwill	—	433	441
Amortization of core deposit intangible assets	355	355	356
Valuation reserve related to mortgage servicing rights	—	—	(746)
Tax benefit from stock options exercised	251	40	—
Net cash provided (used) by operating activities	13,098	(459)	13,589

Cash flows from investing activities
Proceeds from sales and maturities of securities available for sale	216,163	161,703	55,461
Purchases of securities available for sale	(281,348)	(162,351)	(91,201)
Net change in loans	(166,761)	(166,940)	(125,597)
(Purchase) sales of other real estate	(131)	357	(278)
Property and equipment expenditures	(7,554)	(4,123)	(3,335)
Sale of mortgage servicing rights	13	—	8,188
Net cash used by investing activities	(239,618)	(171,354)	(156,762)

Cash flows from financing activities
Net change in deposits	299,845	94,338	148,142
Net change in fed funds purchased and repurchase agreements	28,709	29,021	3,955
Net change in other short-term borrowings	(23,744)	10,926	(7,833)
Net change in notes payable	(33,393)	29,964	(6,038)
Proceeds from exercise of stock options	549	267	28
Dividends paid	(5,232)	(4,047)	(3,546)
Purchase of treasury stock	(7,897)	(4,488)	(4,231)
Net cash provided by financing activities	258,837	155,981	130,477
Net change in cash and cash equivalents	32,317	(15,832)	(12,696)
Cash and cash equivalents at beginning of year	40,747	56,579	69,275
Cash and cash equivalents at end of year	$73,064	$40,747	$56,579

Supplemental cash flow information
Income taxes paid	$12,082	$9,895	$7,132
Interest paid	25,614	32,841	32,136

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Changes in
Stockholders’ Equity

Years Ended December 31, 2002, 2001, and 2000
(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance, December 31, 1999	$8,136	$9,773	$90,109	$(1,977)	$(2,280)	$103,761
Net income	—	—	13,471	—	—	13,471
Change in net unrealized gain on securities held for sale	—	—	—	3,448	—	3,448
Total comprehensive income						16,919
Dividend declared, $.45 per share	—	—	(3,515)	—	—	(3,515)
Stock options exercised	2	26				28
Purchase of treasury stock	—	—	—	—	(4,231)	(4,231)
Balance, December 31, 2000	$8,138	$9,799	$100,065	$1,471	$(6,511)	$112,962
Net income	—	—	17,223	—	—	17,223
Change in net unrealized gain on securities held for sale	—	—	—	3,255	—	3,255
Total comprehensive income						20,478
Dividend declared, $.56 per share	—	—	(4,313)	—	—	(4,313)
Stock options exercised	19	253	(5)			267
Tax effect of stock options exercised	—	40	—	—	—	40
Purchase of treasury stock	—	—	—	—	(4,488)	(4,488)
Balance, December 31, 2001	$8,157	$10,092	$112,970	$4,726	$(10,999)	$124,946
Net income	—	—	20,146	—	—	20,146
Change in net unrealized gain on securities held for sale	—	—	—	650	—	650
Total comprehensive income						20,796
Dividend declared, $.75 per share	—	—	(5,551)	—	—	(5,551)
Cash dividend paid from stock split 4 for 3 on 5/22/02	—	—	(18)	—	—	(18)
Stock options exercised	32	517	—	—	—	549
Tax effect of stock options exercised	—	251	—	—	—	251
Purchase of treasury stock	—	—	—	—	(7,897)	(7,897)
Balance, December 31, 2002	$8,189	$10,860	$127,547	$5,376	$(18,896)	$133,076

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2002, 2001, and 2000
(Table amounts in thousands, except per share data)

Note A: Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Old Second Bancorp Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora (“Old Second Bank”), Yorkville National Bank, Kane County Bank, Old Second Financial, Inc. and Old Second Mortgage Company, together referred to as the “Company.” Old Second Mortgage Company also does business as Maple Park Mortgage. The banking subsidiaries are referred to herein as the “Banks.” Inter-company transactions and balances are eliminated in consolidation.

During the past few years, the Company simplified its organizational structure by eliminating a number of its bank charters. In 1999, Old Second Community Bank of North Aurora and Old Second Community Bank of Aurora were merged into The Old Second Bank. During 2000, the Company eliminated two more bank charters. Bank of Sugar Grove was merged into Old Second Bank and Burlington Bank was merged into Kane County Bank. The mergers qualified as tax-free reorganizations and were accounted for as internal reorganizations. During 2002, Old Second Mortgage became a wholly owned subsidiary of Old Second Bank. Inter-company transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, and LaSalle counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Old Second Mortgage provides mortgage-banking services and Old Second Bank also engages in trust operations.

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

Loans Held for Sale: Old Second Mortgage originates residential mortgage loans that are sold in the secondary market. Loans held for sale are carried at the lower of aggregate cost or fair value.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the terms of the loan agreement. The value of the loan is determined based on the present value of the future cash flows, discounted at the loan’s original effective interest rate or the fair value of underlying collateral, if the loan is collateral dependent. There were no material impaired loans as of December 31, 2002 or December 31, 2001.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to seven years for furniture and equipment principally by the use of straight-line depreciation methods for book purposes, while accelerated depreciation is used for income tax purposes. When property is retired or otherwise disposed of, the stated amount, net of sale proceeds in the event of a sale of assets, is recognized as a gain or loss at the time of disposal. Expenditures for maintenance and repairs are expensed as incurred, and expenditures for major renovations are capitalized.

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

Core Deposit Intangibles and Goodwill: The core deposit intangibles are being amortized using the straight-line method over 10 years. Goodwill is the excess of purchase price over identified net assets acquired in an acquisition. Until January 1, 2002, when the Company adopted the new rules for the Financial Accounting Standards Board (“FASB”) Nos. 141 and 142, goodwill was amortized on the straight-line method over 15 years. Under the new rules, goodwill is no longer amortized but is subject to an annual impairment test in accordance with the Statements.

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

The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards (“SFAS”) No. 123 been used to measure compensation cost for stock option plans.

	2002	2001	2000
Net income as reported	$20,146	$17,223	$13,471
Pro forma net income	17,835	15,850	12,743
Basic earnings per share as reported	2.71	2.24	1.72
Pro forma basic earnings per share	2.40	2.06	1.62
Diluted earnings per share as reported	2.69	2.23	1.71
Pro forma diluted earnings per share	2.38	2.06	1.62

The pro forma effects were computed using option-pricing models with the following assumptions:

	2002	2001	2000
Risk free interest rate	4.05%	4.45%	5.50%
Expected option life, in years	10	10	10
Expected stock price volatility	24.7%	24.3%	17.9%
Dividend yield	2.00%	2.00%	2.00%

Advertising Costs: All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Common Stock Splits: In May 1999, the board of directors of the Company declared a two-for-one stock split, in the form of a stock dividend. On May 21, 2002, the board of directors declared a four-for-three stock split effected in the form of a stock dividend payable on June 24, 2002 to stockholders of record on June 14, 2002. All references to the number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock splits for all periods presented.

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

Segment Reporting: Beginning January 1, 1998, Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires reporting of information regarding reportable operating segments. The Company has one reportable segment – banking. As such, disclosure of additional segment information is not required. The Company offers the following products and services to external customers: deposits, loans and trust services. Revenues for each of these products and services are disclosed in the Consolidated Statements of Income.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Banks to the Company or by the Company to stockholders.

New Accounting Pronouncements: In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with FAS No. 142. Other identified intangible assets will continue to be amortized over their useful lives. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002. The impact of the application of the new is described in further detail in Note C.

FASB Statement No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” was issued in October, 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through the sale, abandonment, exchange, or distribution to owners. The new provisions supersede FAS No. 121, which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under FAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of FAS No. 144 became effective for the Company on January 1, 2002, and had no impact on the Company’s financial position or results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (“FIN No. 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company does not expect the requirements of FIN No. 45 to have a material impact on the results of operations, financial position, or liquidity.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” The objective of this interpretation is to provide guidance on how to identify a Variable Interest Entity (“VIE”) and determine when the assets, liabilities, noncontrolling interest, and results of operations of a VIE need to be included in a company’s consolidated financial statements. Because the Company does not have interest in any VIE’s, the Company does not expect the adoption of FIN No. 46 to have a material impact on results of operations, financial position, or liquidity.

In December 2002, SFAS No. 148 was issued and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. This Statement is effective for Old Second Bancorp Inc. beginning with the fiscal period ending December 31, 2002. Because the Company plans to continue its accounting for stock-based employee compensation under APB No. 25, the adoption of SFAS No. 148 is not expected to have a material impact on results of operations or financial position.

Note B: Cash and Due from Banks

Old Second Bank and Yorkville National Bank are required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, average reserve balances were $10,118,000 and $486,000 for Old Second Bank and Yorkville National Bank during 2002.

Note C: Securities

Year-end securities available for sale were summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2002
U.S. Treasury	$1,501	$8	$—	$1,509
U.S. Government agencies	276,069	6,380	14	282,435
States and political subdivisions	57,412	2,307	47	59,672
Mortgage backed securities	42,180	416	120	42,476
Other securities	3,124	—	—	3,124
	$380,286	$9,111	$181	$389,216
2001
U.S. Treasury	$2,505	$85	$—	$2,590
U.S. Government agencies	221,785	6,147	170	227,762
States and political subdivisions	64,215	1,725	133	65,807
Mortgage backed securities	25,273	421	225	25,469
Other securities	2,921	—	—	2,921
	$316,699	$8,378	$528	$324,549

	Amortized Cost	Fair Value
Due in one year or less	$53,026	$54,006
Due after one year through five years	204,747	210,192
Due after five years through ten years	51,936	53,257
Due after ten years	28,397	29,285
	338,106	346,740
Mortgage-backed securities	42,180	42,476
	$380,286	$389,216

Securities with fair value of approximately $241.2 million and $193.9 million at December 31, 2002, and 2001, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

Note D: Loans

Major classifications of loans at year-end were as follows:

	2002	2001
Commercial and industrial	$208,681	$186,435
Real estate - commercial	412,482	310,297
Real estate - construction	120,899	112,206
Real estate - residential	262,304	215,639
Installment	59,007	71,780
	1,063,373	896,357
Unearned origination fees	(1,506)	(899)
Unearned discount	—	(3)
	$1,061,867	$895,455

Past due and nonaccrual loans were as follows:

	2002	2001	2000
Nonaccrual loans	$4,803	$2,560	$1,582
Interest income recorded on nonaccrual loans	6	137	79
Interest income which would have been accrued on nonaccrual loans	287	203	86
Loans 90 days or more past due and still accruing interest	641	771	532

Loans to principal officers, directors, and their affiliates, which were made in the ordinary course of business, in 2002 and 2001, were as follows:

	2002	2001
Beginning balance	$21,614	$29,686
New loans	59,155	47,242
Repayments	(55,864)	(50,936)
Other changes - new directors	1,434	(4,378)
Ending balance	$26,339	$21,614

Other changes for 2002 included increases for new directors and changes in affiliations of current directors. It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company’s access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company’s lending standards and credit monitoring procedures. The Banks generally make loans within their market areas. There are no significant concentrations of loans where the customers’ ability to honor loan terms are dependent upon a single economic sector.

Note E: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2002	2001	2000
Balance at beginning of year	$12,313	$9,690	$8,444
Provision for loan losses	3,805	3,840	1,380
Loans charged-off	(1,160)	(1,502)	(702)
Recoveries	811	285	568
Balance at end of year	$15,769	$12,313	$9,690

Note F: Premises and Equipment

Year-end premises and equipment were as follows:

	December 31, 2002			December 31, 2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$7,097	$—	$7,097	$6,000	$—	$6,000
Premises	26,858	11,480	15,378	22,857	10,772	12,085
Furniture and equipment	21,499	14,231	7,268	19,148	12,871	6,277
	$55,454	$25,711	$29,743	$48,005	$23,643	$24,362

Note G: Intangible Assets

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. In accordance with the new rules on accounting for goodwill and other intangible assets, the Company is no longer amortizing goodwill. The Company completed the initial impairment test for goodwill and other intangible assets as of January 1, 2002 and the annual impairment test as of November 30, 2002 and determined that no impairment existed.

	Cost	Accumulated Amortization	Net Book Value
December 31, 2002:
Amortizing intangible assets:
Core deposit	$3,505	$2,084	$1,421
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$6,515	$3,551

December 31, 2001:
Amortizing intangible assets:
Core deposit	$3,505	$1,729	$1,776
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$6,160	$3,906

Amortization expense for the year ended December 31, 2002 was $355,000. The estimated amortization expense for the next five years will be $355,000 per year.

As required by SFAS No. 142, the results of operations for the periods prior to adoption have not been restated. The following is a reconciliation of net income and earnings per share, as reported, to net income and earnings per share, as adjusted, for the year ended December 31, 2001, as if SFAS no. 142 had been adopted effective January 1, 2001:

	Year-ended 12/31/01	Year-ended 12/31/00
Net income, as reported	$17,223	$13,471
Adjusted for goodwill amortization, net of tax	282	288
Net income, as adjusted	$17,505	$13,759

Basic earnings per share, as reported	$2.24	$1.72
Basic earnings per share, as adjusted	$2.27	$1.75

Diluted earnings per share, as reported	$2.23	$1.71
Diluted earnings per share, as adjusted	$2.27	$1.75

Note H: Mortgage Servicing Rights

Activity for capitalized mortgage servicing rights were as follows:

	2002	2001	2000
Balance at beginning of year	$213	$205	$8,422
Origination of mortgage servicing rights	17	13	49
Sale of mortgage servicing rights	—	—	(8,188)
Amortization	(7)	(5)	(78)
Balance at end of year	$223	$213	$205

Changes in the valuation for servicing assets were as follows:
Balance at beginning of year	$18	$18	$764
Provisions for impairment	13	—	—
Reversal of previous valuation allowance	—	—	(746)
Recoveries	—	—	—
Balance at end of year	$31	$18	$18
Net balance	$192	$195	$187

Note I: Deposits

Major classifications of deposits at December 31 were as follows:

	2002	2001
Noninterest bearing	$196,873	$165,538
Savings	106,319	98,646
NOW accounts	196,593	168,180
Money market accounts	364,965	267,815
Certificates of deposit of less than $100,000	359,909	262,001
Certificates of deposit of $100,000 or more	166,002	128,636
	$1,390,661	$1,090,816

At year-end 2002, scheduled maturities of time deposits were as follows:

2003	$276,725
2004	154,199
2005	45,301
2006	21,030
2007 and thereafter	28,656
Total	$525,911

Note J: Borrowings

The Company has a $20 million line of credit available with a loan issued by Marshall & Isley under which there was no outstanding balance as of December 31, 2002 and $33.4 million outstanding as of December 31, 2001. The note bears interest at the rate of 1% over the previous month average (Federal Reserve targeted rate) federal funds rate. A Revolving Business Note dated April 30, 2002 secures the note and is guaranteed by the Company. This borrowing is for the purpose of funding loans held for sale at the Old Second Mortgage Company subsidiary and other corporate purposes. Old Second Mortgage Company also does business as Maple Park Mortgage.

At December 31, 2002 and 2001, respectively, short-term borrowings totaled $68.6 million at a weighted average rate of 1.5% and $63.7 million at a weighted average rate of 3.3%.

The Company enters into sales of securities under agreements to repurchase (repurchase agreements). Fixed-coupon repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as borrowed funds in the consolidated balance sheet. The dollar amounts of securities underlying the agreements remain in the asset accounts. Securities sold under agreements to repurchase consisted of U.S. government agencies at December 31, 2002 and 2001.

Note K: Income Taxes

Income tax expense (benefit) was as follows:

	2002	2001	2000
Current federal	$9,893	$9,022	$5,854
Current state	1,567	1,088	561
Deferred federal	(517)	(694)	(378)
Deferred state	(192)	(153)	(83)
	$10,751	$9,263	$5,954

The following were the components of the deferred tax assets and liabilities as of December 31:

	2002	2001
Allowance for loan losses	$6,255	$4,884
Pension	26	227
Other assets	1,144	896
Deferred tax assets	$7,425	$6,007

Accumulated depreciation	(1,640)	(1,070)
Accretion on securities	(105)	(19)
Other liabilities	(665)	(612)
Deferred tax liabilities	$(2,410)	$(1,701)
	5,015	4,306
Tax effect of net unrealized gain on investments	(3,542)	(3,114)
Net deferred tax asset	$1,473	$1,192

The components of the provision for deferred income taxes were as follows:

	2002	2001	2000
Provision for loan losses	$(1,371)	$(1,040)	$(597)
Depreciation	569	147	130
Pension expense	201	62	(64)
Net premiums and discounts on securities	86	(190)	(40)
Other, net	(194)	174	110
	$(709)	$(847)	$(461)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2002	2001	2000
Tax at statutory federal income tax rate	$10,814	$9,270	$6,799
Nontaxable interest income, net of disallowed interest deduction	(928)	(946)	(922)
Goodwill amortization	—	151	155
State income taxes, net of federal benefit	894	608	311
Other, net	(29)	180	(389)
Tax at effective tax rate	$10,751	$9,263	$5,954

Note L: Retirement Plans

The Company has a tax-qualified noncontributory defined benefit retirement plan covering substantially all full-time and regular part-time employees of the Company. Generally, benefits are based on years of service and compensation. Certain participants in the defined benefit plan are also covered by an unfunded supplemental retirement plan. The purpose of the supplemental retirement plan is to extend full retirement benefits to individuals without regard to statutory limitations under tax-qualified plans. The following table sets forth the plans’ status and amounts recognized in the these financial statements:

	2002	2001	2000
Accumulated benefit obligation	$8,737	$7,483	$6,317
Change in the projected benefit obligation
Projected benefit obligation at beginning of year	$10,581	$8,450	$7,560
Service cost	783	572	470
Interest cost	696	610	545
Actuarial loss	1,664	1,591	382
Benefits paid	(543)	(642)	(507)
Benefit obligation at end of year	$13,181	$10,581	$8,450
Change in plan assets
Fair value of plan assets at beginning of year	$7,482	$8,351	$8,117
Actual return on plan assets	(603)	(282)	275
Employer contributions	1,699	55	466
Benefits paid	(543)	(642)	(507)
Fair value of the asset at end of year	$8,035	$7,482	$8,351
Accrued pension cost
Funded status	$(5,145)	$(3,099)	$(98)
Unrecognized net actuarial loss (gain)	4,641	1,779	(718)
Unrecognized prior service cost	149	172	194
Unrecognized net transition asset	(86)	(172)	(258)
Accrued benefit cost cost	$(441)	$(1,320)	$(880)
Net periodic pension cost
Service cost	$783	$572	$470
Interest cost	696	610	545
Expected return on assets	(618)	(633)	(654)
Amortization of unrecognized:
Net loss (gain)	23	10	(44)
Prior service cost	22	22	22
Net asset	(86)	(86)	(86)
Net periodic pension cost	$820	$495	$253
Amounts applicable to the supplemental retirement plan
Projected benefit obligation	$839	$775	$545
Accumulated benefit obligation	461	384	262
Key assumptions:
Discount rate	6.25%	6.75%	7.50%
Long-term rate of return on assets	7.50%	8.00%	8.50%
Salary increases	5.00%	5.00%	5.00%

The Company maintains tax-qualified contributory and non-contributory profit sharing plans covering substantially all full-time and regular part-time employees. The expense of these plans was $1,635,000 in 2002, $1,074,000 in 2001, and $825,000 in 2000.

Note M: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 250,000 shares of the Company’s common stock, including the granting of qualified stock options (“Incentive Stock Options”), nonqualified stock options, restricted stock and stock appreciation rights. Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years.

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

A summary of activity in the Incentive Plan and options outstanding as of year-end was as follows:

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding	242,533	$20.926	224,400	$18.463	183,024	$18.572
Granted	54,000	37.610	52,000	29.475	43,333	17.813
Exercised	32,133	17.070	(18,667)	14.309	(1,957)	14.155
Expired	—	—	(15,200)	21.941
Ending outstanding	328,666	$23.290	242,533	$20.926	224,400	$18.463

At year-end:
Options exercisable	264,401	$22.98	145,480	$18.50	135,999	$18.00
Weighted average contractual life in years	7.4		9.2		9.0
Weighted average fair value of options granted during the year		$11.48		$9.24		$5.30

Note N: Earnings per Share

	2002	2001	2000
Basic Earnings Per Share:
Weighted-average common shares outstanding	7,429,882	7,695,225	7,851,276
Net income available to common stockholders	$20,146	$17,223	$13,471
Basic earnings per share	$2.71	$2.24	$1.72

Diluted Earnings Per Share:
Weighted-average common shares outstanding	7,429,882	7,695,225	7,851,276
Dilutive effect of stock options	57,826	26,173	10,556
Diluted average common shares outstanding	7,487,708	7,721,398	7,861,832
Net income available to common stockholders	$20,146	$17,223	$13,471
Diluted earnings per share	$2.69	$2.23	$1.71

Note O: Other Comprehensive Income

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

	2002	2001	2000
Unrealized holding gains on available for sale securities arising during the period	$1,080	$5,406	$5,719
Related tax expense	(430)	(2,151)	(2,271)
Net unrealized gain	$650	$3,255	$3,448

Less: Reclassification adjustment for the net gains realized during the period
Realized net gains	$89	$460	$—
Related tax expense	(31)	$(161)	$—
Net realized gains	$58	$299	$—
Total other comprehensive income	$708	$3,554	$3,448

Note P: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 2002 were approximately $14,555,000. Firm commitments to fund loans in the future were approximately $264,314,000 as of December 31, 2002. As of December 31, 2002, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. Actual and required capital amounts (in thousands) and ratios are presented on page 29.

As of the Company’s and the Banks’ most recent regulatory notification, the Company and the Banks were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company’s or the Banks’ categories.

Capital levels and minimum required levels at year-end:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002 :
Total capital to risk weighted assets
Consolidated	$138,563	11.85%	$93,545	8.00%	$116,931	10.00%
Old Second Bank	98,633	12.24	64,466	8.00	80,583	10.00
Tier 1 capital to risk weighted assets
Consolidated	123,938	10.60	46,769	4.00	70,154	6.00
Old Second Bank	88,553	10.99	32,230	4.00	48,346	6.00
Tier 1 capital to average assets
Consolidated	123,938	7.79	63,640	4.00	79,549	5.00
Old Second Bank	88,553	7.91	44,780	4.00	55,975	5.00

2001 :
Total capital to risk weighted assets
Consolidated	$128,432	13.32%	$77,136	8.00%	$96,420	10.00%
Old Second Bank	86,430	13.19	52,422	8.00	65,527	10.00
Tier 1 capital to risk weighted assets
Consolidated	116,119	12.04	38,578	4.00	57,867	6.00
Old Second Bank	78,352	11.95	26,227	4.00	39,340	6.00
Tier 1 capital to average assets
Consolidated	116,119	8.86	52,424	4.00	65,530	5.00
Old Second Bank	78,352	8.77	35,736	4.00	44,670	5.00

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At January 1, 2003, approximately $22,478,000 was available for the payment of dividends by the Banks to the Company.

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

The carrying amount and estimated fair values of financial instruments were as follows:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$73,064	$73,064	$40,747	$40,747
Securities available for sale	389,216	389,216	324,549	324,549
Loans held for sale	48,658	48,658	44,259	44,259
Loans, net	1,046,098	1,106,144	883,142	913,779
	$1,557,036	$1,617,082	$1,292,697	$1,323,334
Financial liabilities:
Deposits	$1,390,661	$1,399,778	$1,090,816	$1,097,860
Federal funds purchased and repurchase agreements	60,774	60,774	32,065	32,065
Other short-term borrowing	7,870	7,870	31,614	31,614
Notes payable	—	—	33,393	33,393
	$1,459,305	$1,468,422	$1,187,888	$1,194,932

Note S: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2002				2001
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$22,446	$21,777	$20,910	$20,358	$21,137	$21,242	$21,388	$21,024
Interest expense	7,120	7,429	6,872	6,588	7,367	8,632	9,395	9,896
Net interest income	15,326	14,348	14,038	13,770	13,770	12,610	11,993	11,128
Provision for loan losses	1,490	710	775	830	1,815	755	690	580
Income before taxes	8,043	8,018	7,269	7,567	7,317	7,101	6,612	5,456
Net income	5,148	5,226	4,793	4,979	4,723	4,559	4,309	3,632
Basic earnings per share	0.70	0.71	0.64	0.66	0.62	0.59	0.56	0.47
Diluted earnings per share	0.69	0.70	0.64	0.66	0.62	0.59	0.56	0.47
Dividends paid	0.20	0.20	0.20	0.15	0.15	0.15	0.15	0.11

Note T: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2002	2001
Assets
Noninterest-bearing deposit with bank subsidiary	$4,112	$3,873
Loan to subsidiary	—	36,141
Investment in subsidiaries, at equity	129,934	118,620
Securities available for sale	154	156
Other assets	426	846
	$134,626	$159,636

Liabilities and Stockholders’ Equity
Other liabilities	$1,550	$34,690
Stockholders’ equity	133,076	124,946
	$134,626	$159,636

Condensed Statements of Income for the years ended December 31 were as follows:

	2002	2001	2000
Operating Income
Cash dividends received from subsidiaries	$10,369	$7,782	$4,642
Interest income	8	1,065	623
	10,377	8,847	5,265
Operating Expenses
Other expenses	456	1,099	489
	456	1,099	489
Income before income taxes and equity in undistributed net income of subsidiaries	9,921	7,748	4,776
Income tax benefit	(160)	(13)	44
Income before equity in undistributed net income of subsidiaries	10,081	7,761	4,732
Equity in undistributed net income of subsidiaries	10,065	9,462	8,739
Net income	$20,146	$17,223	$13,471

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2002	2001	2000
Cash Flows from Operating Activities
Net income	$20,146	$17,223	$13,471
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiaries	(10,065)	(9,462)	(8,739)
Increase in taxes payable	1	2	89
Change in other assets	(224)	(56)	(27)
Change in notes payable	(33,486)	29,964	3,429
Tax benefit from exercise of stock options	251	40
Other, net	(252)	301	(156)
Net cash from operating activities	(23,629)	38,012	8,067

Cash Flows from Investing Activities
Proceeds from sales and maturities of available for sale securities	—	—	—
Investment in subsidiaries	36,197	(27,498)	(674)
Net cash from investing activities	36,197	(27,498)	(674)

Cash Flows from Financing Activities
Dividends paid	(5,232)	(4,047)	(3,546)
Treasury stock purchased	(7,897)	(4,488)	(4,231)
Proceeds from exercise of stock options	800	267	28
Net cash from financing activities	(12,329)	(8,268)	(7,749)
Net change in cash and cash equivalents	239	2,246	(356)
Cash and cash equivalents at beginning of year	3,873	1,627	1,983
Cash and cash equivalents at end of year	$4,112	$3,873	$1,627

Note U: Stockholders’ Rights Plan

On September 17, 2002, the Company’s Board of Directors adopted a Stockholders’ Rights Plan. The Plan provided for the distribution of one right on October 10, 2002, for each share of the Company’s outstanding common stock as of September 27, 2002. The rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer. The Plan also permits the Company’s Board of Directors to redeem each right for one cent under various circumstances. In general, the Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s Board chooses not to redeem the rights, all holders of rights, other than the 15% stockholder or the tender offer or, will be able to purchase a certain amount of the Company’s common stock for half of its market price.

Report of Independent Auditors

[ERNST & YOUNG LETTER HEAD]

Report of Independent Auditors

Stockholders and Board of Directors

Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred  to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

January 24, 2003

Old Second Bancorp Inc. and Subsidiaries
Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.02bancorp.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Stock Market under the symbol “OSBC.” As of December 31, 2002, the Company had approximately 1,200 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 2002 and 2001.

	2002		2001
	High	Low	High	Low
First quarter	$41.25	$38.21	$26.19	$23.38
Second quarter	36.82	28.87	33.57	24.30
Third quarter	42.32	34.61	38.77	31.25
Fourth quarter	39.72	36.60	40.10	32.35

Form 10-K and Other Information

We maintain a Web site at http://www.o2bancorp.com. We make available free of charge on or through our Web site, our annual report on Form 10K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We will also provide copies of our filings free of charge upon written request to: J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp Inc., 37 South River Street, Aurora, Illinois 60506-4172.

Transfer Agent/ Stockholder Services

Inquires related to stockholders records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp Inc.

c/o Robin Hodgson, VP Administration

37 River Street

Aurora, Illinois 60506-4172

(630) 906-5480

www.rhodgson@02bancorp.com

Old Second Bancorp Inc. and Subsidiaries
Consolidated Balance Sheet

December 31, 2002
(In thousands)

	Consolidated The Old Second National Bank of Aurora	Yorkville National Bank	Kane County Bank	Old Second Financial, Inc.	Old Second Bancorp, Inc. Parent Only	Consolidating Adjustments	Old Second Bancorp Inc. Consolidated
Assets
Cash and due from banks	$27,675	$13,621	$8,374	$266	$4,112	$(4,334)	$49,714
Federal funds sold	23,000	125	1,225	—	—	(1,000)	23,350
Cash and cash equivalents	50,675	13,746	9,599	266	4,112	(5,334)	73,064
Securities available for sale	296,479	31,126	61,457	—	154	—	389,216
Loans held for sale	47,411	777	470	—	—	—	48,658
Loans	713,402	184,676	163,789	—	—		1,061,867
Allowance for loan losses	10,703	2,663	2,403	—	—	—	15,769
Net loans	702,699	182,013	161,386	—	—	—	1,046,098
Premises and equipment, net	21,782	2,553	5,312	—	96	—	29,743
Other real estate owned	131	—	—	—	—	—	131
Mortgage servicing rights, net	192	—	—	—	—	—	192
Goodwill, net	—	—	2,130	—	—	—	2,130
Core deposit intangible assets, net	—	1,421	—	—	—	—	1,421
Investment in subsidiaries	—	—	—	—	129,838	(129,838)	—
Accrued interest and other assets	12,181	2,620	2,884	(2)	426	(675)	17,434
Total assets	$1,131,550	$234,256	$243,238	$264	$134,626	$(135,847)	$1,608,087

Liabilities
Deposits:
Demand	$151,749	$25,316	$24,142	$—	$—	$(4,334)	$196,873
Savings	465,758	94,198	107,921	—	—	—	667,877
Time	343,112	92,247	90,552	—	—	—	525,911
Total deposits	960,619	211,761	222,615	—	—	(4,334)	1,390,661
Securities sold under repurchase agreements	58,997	1,777	—	—	—	—	60,774
Other short-term borrowings	7,202	1,213	455	—	—	(1,000)	7,870
Notes payable	—	—	—	—	—	—	—
Accrued interest and other liabilities.	12,156	1,225	1,212	238	1,550	(675)	15,706
Total liabilities	1,038,974	215,976	224,282	238	1,550	(6,009)	1,475,011

Stockholders’ Equity
Common stock	2,160	525	1,000	25	8,189	(3,710)	8,189
Surplus	14,068	2,025	12,033	—	10,860	(28,126)	10,860
Retained earnings	72,344	15,111	5,171	1	127,547	(92,627)	127,547
Accumulated other comprehensive income	4,004	619	752	—	5,376	(5,375)	5,376
Treasury stock	—	—	—	—	(18,896)	—	(18,896)
Total stockholders’ equity	92,576	18,280	18,956	26	133,076	(129,838)	133,076
Total liabilities and stockholders’ equity	$1,131,550	$234,256	$243,238	$264	$134,626	$(135,847)	$1,608,087