Form 10-K, Exhibit 13
period 2003-12-31
OLD SECOND BANCORP INC
filed 2004-03-12
CIK 357173

Exhibit 13.1

Old Second Bancorp Inc.

2003 Annual Report

Table of Contents

Letter to Stockholders
Financial Highlights
Management’s Discussion
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Stockholders’ Equity
Notes to Consolidated Financial Statements
Report of Independent Auditors
Corporate Information
Bancorp and Subsidiaries Consolidated Balance Sheet

2003 Year End

Letter to Stockholders

2003 was another extraordinary year for Old Second Bancorp Inc.  Our three banks and mortgage company exceeded established goals in earnings and profitability.  We are gratified with the achievements of the past twelve month period and would like to share some of our significant accomplishments with you.  All-time highs were again achieved in income, assets, deposits, and loans and included the following:

•                  Net income for the year was at $22.1 million, which is up 9.74% from last year’s record income of $20.1 million.

•                  Basic earnings of $3.14 per share, compared with $2.71 per share in 2002, for a 15.9% increase from 2002.

•                  Dividends were increased for the 37th consecutive year.

•                  Loans increased to $1.32 billion, a 24.3% increase.

•                  Deposits increased to $1.52 billion, a 9.6% increase.

•                  Return on equity was at 17.65%, compared to 15.84% in 2002.

•                  Return on assets was at 1.30%, versus 1.39% in 2002.

•                  Total assets of the holding company grew 14.3% to approximately $1.8 billion.

•                  Shareholders’ equity decreased from $133 million to $117 mllion to reflect the trust preferred tender offer during June of last year.

During 2003, the economy was slowly recovering but the challenges were still very much present.  The Bancorp was able to maintain low net charge-offs and keep a quality portfolio of loans.  Net charge-offs for the year were at $719,000 (a very respectable 0.06% of average loans),  up $370,000 from 2002, while the reserve for allowance for loan and lease losses was at $18.3 million (1.39% of loans), an increase from the prior year’s level of $15.8 million (1.49% of loans).

Our “right size” strategy, which blends the best of what large banks have to offer with the best of community banks has worked well for us.   We are large enough to have 23 banking locations and 4 mortgage company offices in our market areas.  We also have a trust department which manages over $830 million in assets, a mortgage company which closed over $658 million in mortgages last year, state of the art products and services, along with strong employee expertise in loans and cash management, and many other banking products offered by large banks.  In addition, this size allows us efficiencies in

costs of backroom operations not available to small banks.   At the same time, we operate like a community bank, locally managed, with great customer loyalty, strong community relationships, and employees empowered to offer great customer service.  This strategy, coupled with our strong commitment to a sales culture, has been very successful in all our markets.  We now have the #1 market share in Kane and Kendall Counties and in nine of the cities and towns in which we are located.

We continued to expand with the above strategy and in 2003 opened offices in Yorkville and Sycamore and look toward expanding into new locations in 2004 in Naperville, Batavia, Elgin, and Hampshire.

The year 2003 saw increased corporate governance rules and regulations adopted for publicly-traded companies as a result of Sarbanes-Oxley and other laws.

All of these new regulations from state and federal bank regulators, Nasdaq and the SEC, are being complied with and we are pleased with our progress in this regard.  You can check our website at www.o2bancorp.com for Investor Relations to view our Code of Ethics and corporate governance charters.

Our stock has enjoyed an upswing and closed at $49.50 on December 31, 2003.  This compares to a price of $37.00 at year-end of 2002 and $29.56 as of year-end 2001, a 67% increase over that two-year period.

We look forward to the challenges of 2004 and beyond.  I believe we are well positioned with our “right size” strategy and our strong employee base to capitalize on the robust growth in our market areas.  I also believe we can export this successful strategy to other contiguous areas to further ensure strong growth and good results for many years into the future.

We are grateful to all of our employees who are key to our success.  I would also like to thank our Directors for their guidance and support, our stockholders for their confidence and our loyal customers for entrusting their business with Old Second Bancorp.

Also as a special note, I would like to thank Jim Benson who retired from the Board of Directors after 46 years with the Old Second organization.  Jim’s list of achievements are many and I would direct your attention to the following summary of some of these accomplishments which have helped shape the Bancorp into what we are today.

William B. Skoglund
Chairman, President, & CEO

A Salute to
Leadership & Vision

In a surprise visit to Old Second National Bank’s monthly Board meeting, Aurora Mayor David Stover declared Tuesday, December 16 as “Jim Benson Day” in Aurora.  The accolade recognizes Mr. Benson’s “many contributions and accomplishments for the good of the City.”

On December 31, 2003, Jim retired as Chairman of the Board of Old Second Bancorp Inc. and Old Second National Bank.  Nearly 46 years ago, he joined Old Second as an Agricultural and Real Estate Lender Trainee in 1958.  The bank had $35 million in assets with one location. In 1971, he was elected to the Board of Directors and in 1972 was promoted to Senior Vice President. In 1974 he was elected President and CEO of Old Second National Bank, and in 1982 became President and CEO of the holding company, which was formed the same year.  In 1993, he was elected Chairman of the Board and CEO of Old Second National Bank and Old Second Bancorp Inc.  In 1998, he retired as CEO but stayed on as Chairman after serving 24 years as CEO of Old Second National Bank and/or Old Second Bancorp Inc.. During the years, through Jim’s guidance, leadership, and foresight, the Bank purchased 6 banks and a mortgage company which laid the foundation for the growth that followed and paved the way for future growth.  For this, we are grateful.

His community involvement has been constant throughout his years of service with Old Second, including over 20 years with the Aurora Downtown Development Committee, the Governing Board of Directors of Rush-Copley Hospital, 30 years as Treasurer of West Aurora School District #129, as well as serving on the Board of Trustees of Aurora University, the Greater Aurora Chamber of Commerce, Aurora Area Blood Bank, YMCA, United Way Board and the Kane County Extension Board.

Despite the growth in Old Second National Bank’s size over the decades, it still captures the “right size” blend offering the best of what personal community banks can offer and all of the products and services of a large bank.

As Jim Benson said,  “I’d like to think the bank was in really good shape when I started and it’s in really good shape as I’m leaving.”

Old Second Bancorp Inc. and Subsidiaries
Financial Highlights

(In thousands, except share data)

	2003	2002	2001	2000	1999
Balance sheet items at year-end
Total assets	$1,838,844	$1,608,087	$1,333,348	$1,149,442	$998,508
Loans, net of allowance	1,301,237	1,046,098	883,142	720,042	595,825
Deposits	1,524,634	1,390,661	1,090,816	996,478	848,336
Notes payable	500	—	33,393	3,429	9,467
Trust preferred debentures	30,216	—	—	—	—
Stockholders’ equity before other comprehensive income	113,989	127,700	120,220	111,491	105,738
Stockholders’ equity	116,994	133,076	124,946	112,962	103,761

Results of operations
Net interest income	$62,376	$57,482	$49,501	$41,325	$37,835
Provision for loan losses	3,251	3,805	3,840	1,380	930
Net income	22,108	20,146	17,223	13,471	12,408

Per share data
Basic earnings per share	$3.14	$2.71	$2.24	$1.72	$1.53
Diluted earnings per share	3.11	2.69	2.23	1.71	1.53
Dividends declared	0.80	0.75	0.56	0.45	0.44
Stockholders’ equity before other comprehensive income	17.03	17.27	15.80	14.34	13.17
Stockholders’ equity	17.48	18.00	16.42	14.53	12.93

Weighted average shares outstanding	7,048,122	7,429,882	7,695,225	7,851,276	8,109,693
Shares outstanding at year-end	6,693,740	7,393,104	7,607,592	7,776,125	8,027,816

Note:         The numbers of shares and per share amounts have been adjusted to reflect the 1999 two-for-one and May 22, 2002 four-for-three stock splits, both effected in the form of a stock dividend.

Old Second Bancorp Inc. and Subsidiaries
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Overview

Old Second Bancorp is a financial services company with its main headquarters located in Aurora, Illinois.  The consolidated financial statements include Old Second Bancorp Inc. and its wholly owned subsidiaries: The Old Second National Bank of Aurora (“Old Second Bank”), Old Second Bank - Yorkville, Old Second Bank - Kane County, Old Second Financial, Inc., Old Second Mortgage Company and Old Second Capital Trust I, together referred to as the “Company.”  The banking subsidiaries are referred to as the “Banks.” The Company provides financial services through its twenty-three banking locations and four mortgage banking offices located in Kane, Kendall, DeKalb, DuPage and LaSalle counties in Illinois.  Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans.  A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment.  Old Second Mortgage Company provides mortgage-banking services and Old Second Bank also engages in trust operations.  Old Second Capital Trust I was recently formed for the exclusive purpose of issuing trust preferred securities in an offering that was completed in July 2003.

During the past few years, the Company simplified its organizational structure by eliminating a number of its subsidiary bank charters.  During 2002, Old Second Mortgage Company became a wholly owned subsidiary of Old Second Bank.  Inter-company transactions and balances are eliminated in consolidation.

The Company recorded net income of $22.1 million or $3.11 diluted earnings per share in 2003, which compares with $20.1 million, or $2.69 per share in 2002, and $17.2 million, or $2.23 per share in 2001.  Basic earnings per share were $3.14 in 2003, $2.71 in 2002 and $2.24 in 2001.  Growth in net interest income was the primary cause of the increase in net income.  Net interest income grew $4.9 million (8.51%) to $62.4 million in 2003, and grew $7.9 million (16.1%) to $57.5 million in 2002, due to an increase in earning assets in each year and a decrease in deposit rates.  Year-end total assets were $1.84 billion as of December 31, 2003, an increase of $230.8 million from $1.61 billion as of December 31, 2002.  Average assets were $1.70 billion, $1.45 billion, and $1.24 billion in 2003, 2002, and 2001, respectively.

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

Management has determined that its accounting policies with respect to the allowance for loan losses is the accounting area requiring subjective or complex judgments that is most important to the Company’s financial position and results of operations, and therefore, is its only critical accounting policy.  The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio.  Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.  The loan portfolio also represents the largest asset type on the consolidated statement of condition.  The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required using various risk factors including, but not limited to past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio.  A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the terms of the loan agreement.  The value of the loan is determined based on the present value of the future cash flows, discounted at the loan’s original effective interest rate or the fair value of underlying collateral, if the loan is collateral dependent.  There were no material impaired loans as of December 31, 2003 or December 31, 2002.  In addition, a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section that follows.

Results of operations

Net interest income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities.  As such, net interest income is affected by changes in the volume and yields on earning assets, and the volume and rates paid on interest bearing liabilities.  Net interest margin is the ratio of tax-equivalent net interest income to average earning assets.  Increases in net interest income during this period were primarily the result of increases in average earning assets, which more than offset a decline in the net interest margin.

Net interest income was $62.4 million in 2003, $57.5 million in 2002, and $49.5 million in 2001.  Average earning assets were $1.62 billion in 2003, an increase of $238.3 million (17.3%) from $1.38 billion in 2002.  Average earning assets were $1.18 billion in 2001.  Average loans increased $213.3 million (22.0%) from $970.0 million in 2002 to $1.183 billion in 2003.  During 2002, average loans increased $180.3 million (22.0%) from $820.9 million in 2001.  Average interest bearing liabilities were $1.36 billion in 2003, an increase of $222.0 million (19.5%) from $1.14 billion in 2002.  Average interest bearing liabilities were $962.7 million in 2001.  The net interest margin was 3.95%, 4.28%, and 4.33%, in 2003, 2002, and 2001, respectively.

Given the Company’s mix of interest bearing liabilities and interest earning assets on December 31, 2003, the net interest margin could be expected to decline in a falling interest rate environment and conversely, to increase in a rising rate environment. 2003 saw a continuation of a trend of both volatility and general decreases in interest rate levels.  Since 2001, the Federal Open Market Committee (“FOMC”) lowered the target for the Federal Funds rate on thirteen occasions, decreasing the rate from 6.50% on January 1, 2001 to 1.00% by December 31, 2003, a total of 550 basis points.  These actions caused a corresponding decrease in the Bank’s prime rate from 9.50% to 4.005%. Due to the asset sensitive nature of the balance sheet, these rate decreases had an adverse impact on the Company’s net interest margin over the course of the last three years. The adverse impact of falling rates on the Company’s net interest margin was furthered by a high level of refinancing activity within the Company’s fixed rate mortgage portfolio, and by an increase in the number of borrowers electing to select lower-priced, floating rate loan structures.  Since the third quarter of 2003, interest rates have stabilized somewhat, resulting in a decrease in the early refinancing of fixed rate loans, and an improvement in margins.

Provision for loan losses

The provision for loan losses dropped to $3.3 million during 2003, from $3.8 million during both 2002 and 2001.  Provisions for loan losses are made to provide for probable and estimable losses on loans in the portfolio.  Net charge-offs were $719,000, $349,000, and $1.2 million in 2003, 2002, and 2001, respectively.  When compared with total loans, net charge-offs as a percent of total average loans were 0.06%, 0.04%, and 0.15% in 2003, 2002, and 2001.

The allowance for loan losses was $18.3 million or 1.39% of loans and 691.7% of nonperforming loans as of December 31, 2003.  This compares with an allowance for loan losses of $15.8 million or 1.49% of total loans as of December 31, 2002, which was 289.7% of nonperforming loans.  Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing.

The allowance for loan losses consists of specific reserves, allocated general reserves, and unallocated reserves.  The components of the allowance for loan losses represent an estimation done pursuant to SFAS 5, Accounting for Contingencies, or SFAS 114.  The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category.

Specific Allocations

Under this category, individual loans are analyzed at least quarterly to determine an amount which represents the maximum, minimum and most likely amounts of the possible future loss exposure and any immediate charge-offs which may result from these loans.  Loans which are to be analyzed include any loan in the commercial and real estate loan areas that falls under one or more of the following categories:  loans classified by examiners, loans rated below a ‘4’ by the loan review department, all loans in claims and judgments, any loan more than 30 days payments past due, any loan on non-accrual, any commercial loan more than two payments past its payment due date, any loan in which the loan officer considers the credit to be a problem, certain other loans determined by senior loan officers to be a problem, certain classes of loans or concentrations of credits as determined by senior management.  The individual loan officers analyze these loans on a quarterly basis with the results reported to the Loan Review Committee.

The Bank’s Loan Review Committee consisting of the loan review officer, president, department head of commercial loans, and various other senior officers as appropriate, reviews the loan officer recommendation and report.  The loan review officer makes the final judgment as to rating and amount of specific reserves.

General Reserves

On a quarterly basis, management considers a variety of factors to determine the appropriate level of general reserves for inherent loan losses including historical net loss experience, volume trends in delinquencies and non-accruals, national and local economic conditions and downturns in specific local industries.  These factors are considered on a quarterly basis and are adjusted when appropriate.

The unallocated portion of the allowance reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 2003.  The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, substandard and doubtful credits, and other factors that, in management’s judgment, deserve evaluation in estimating loan losses.  Changes in economic conditions may also affect the collectibility of a portion of the loan portfolio.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions to the allowance based on their judgments about information available to them at the time of their examination.

Noninterest income

Noninterest income was $29.2 million in 2003, $25.3 million in 2002, and $22.3 million in 2001.  The increases in noninterest income were primarily related to the increase in mortgage banking income and service charges on deposits.  Mortgage banking income, including secondary mortgage fees, mortgage servicing income, and gains on sales of loans totaled $12.6 million, $10.4 million, and $9.0 million in 2003, 2002, and 2001.  Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions.  The increase in 2003 was primarily due to the increase in residential mortgage originations as a result of the decrease in interest rates since December 31, 2000.  Loans sold were $619.6 million in 2003, $468.9 million in 2002, and $396.6 million in 2001.  Old Second Mortgage Company sells mortgage loans on a servicing-released basis instead of retaining originated servicing rights.

Service charges on deposits were $7.0 million, $5.9 million, and $5.0 million in 2003, 2002, and 2001, respectively.  The growth is directly related to increases in deposits, which were fueled by successful sales promotional campaigns, and new cash management products.

Trust income increased $338,000 to $5.4 million in 2003, compared to $5.1 million in 2002.  Trust income increased $19,000 in 2002 from $5.0 million as of December 31, 2001.  Assets under management were $785.2 million in 2003, $678.9 million in 2002, and $656.7 million in 2001.  Trust income increased in 2003 due to greater assets under management and higher estate fees.  Assets under management increased as a result of improved equity markets and new business development.

The primary components of other income are debit card and ATM card usage fees, investment services fees and insurance commissions, check order charges and letter of credit fees.  Other income was $4.2 million for 2003, compared to $3.9 million in 2002 and $3.0 million for 2001.  The $309,000 or 7.9% increase in 2003 was attributable to higher debit and ATM card usage, increases in merchant processing revenues and fee income of the insurance agency subsidiary (Old Second Financial, Inc.).

Noninterest expenses

Noninterest expenses were $54.2 million in 2003, $48.1 million in 2002, and $41.5 million in 2001.  The efficiency ratio increased slightly to 58.2% in 2003, from 57.0% in 2002, and from 56.5% in 2001.  The efficiency ratio measures noninterest expenses as a percentage of tax-equivalent gross revenues.  Because the largest expense is the cost of staffing, management of this cost has a significant impact on efficiency.  Salaries and employee benefits were $34.1 million in 2003, $29.4 million in 2002 and $24.6 million in 2001.  The increase was mainly due to the opening of new branches and the increase in commissions related to the increased volume in mortgage loan originations.

A primary cause of the increase in noninterest expenses was an increase in expenses of Old Second Mortgage Company.  Its business continued to increase during the first three quarters of 2003 as a result of decreased interest rates.  Salaries and benefits, which account for a major portion of the noninterest expenses, increased $1.3 million at Old Second Mortgage Company as a result of the expanded business.  Occupancy expenses were $3.4 million in 2003, $2.9 million in 2002, and $2.8 million in 2001.  Furniture and equipment expenses were $4.1 million in 2003,  $4.3 million in 2002, and $4.1 million in 2001.  The increase in occupancy and furniture and equipment expense, in the past two years, was directly related to the opening of new branches and the remodeling of offices.

Income taxes

The Company’s provision for Federal and State of Illinois income taxes was $12.1 million, $10.8 million, and $9.3 million during the years ended December 31, 2003, 2002, and 2001.  The effective income tax rate for these years was 35.3%, 34.8%, and 35.0%.  The increase in the 2003 effective tax rate was the result of tax-exempt income decreasing from $3.0 million in 2002 to $2.8 million in 2003, while taxable income increased from $17.1 million in 2002 to $19.3 million in 2003.

Financial condition

Total assets were $1.84 billion as of December 31, 2003, an increase of $230.8 million from December 31, 2002.  A significant portion of this 14.4% increase was associated with an increase in loans from $1.06 billion to $1.32 billion and an increase in securities available for sale from $389.2 million to $411.0 million during 2003.  Deposits were $1.52 billion as of December 31, 2003, an increase of $134.0 million from December 31, 2002.

Investments

Securities available for sale increased $21.8 million during 2003, from $389.2 million as of December 31, 2002, to $411.0 million as of December 31, 2003.  Securities available for sale increased as funds were moved from federal funds sold to securities available for sale in order to attain higher yields.  U.S. government agency securities were $320.5 million, an increase of $38.1 million from a year earlier.  U.S. government agency securities comprised 78.0% of the portfolio as of December 31, 2003, and 72.6% of the portfolio as of December 31, 2002. Mortgage backed securities decreased $40.9 million, from $42.5 million as of December 31, 2002 to $1.5 million as of December 31, 2003.  These changes did not represent a change in investment policy.  The net unrealized gains in the portfolio decreased from $9.0 million as of December 31, 2002 to $5.0 million as of December 31, 2003.

Loans

Total loans increased $257.7 million (24.3%) during 2003, from $1.06 billion as of year-end 2002 to $1.32 billion as of year-end 2003, with the most significant changes occurring in real estate loans.  Residential mortgages increased $146.5 million (55.9%) from $262.3 million to $408.8 million; construction loans increased $97.6 million (80.8%) from $120.9 million to $218.5 million; and commercial real estate loans increased from $412.5 million to $459.0 million, an increase of $46.5 million or 11.3%.  At the same time, commercial and industrial loans decreased from $208.7 million to $192.4 million, a decrease of $16.2 million or 7.8% and installment loans decreased $14.6 million (24.7%) from $59.0 million to $44.5 million.

The Company experienced strong loan growth for a variety of reasons.  Among these reasons was a marketing strategy emphasizing a unique combination of lending strength and personal service that is very appealing to small to mid-sized businesses; a stable, well-trained, and motivated sales staff; and locations in a rapidly developing area in the Chicago Suburbs.  All of the loan growth was derived from customers in our market area and from our own sales efforts, with no supplementation from purchased loans.  Because the Company is located in growing areas, real estate lending (including commercial, residential, and construction), is a significant portion of the portfolio.  These categories comprised 82.3% of the portfolio as of December 31, 2003 and 74.9% of the portfolio as of December 31, 2002.  Within the real estate loan portfolio, the Company regularly monitors levels of diversification by type of real estate to optimize a risk/return balance.

Nonperforming loans were $2.6 million as of December 31, 2003, down from $5.4 million as of December 31, 2002.  Nonperforming loans include loans in nonaccrual status, renegotiated loans, and loans past due ninety days or more and still accruing.  Net charge-offs were $719,000 compared to $349,000 in 2002.  The provision for loan losses decreased from $3.8 million for 2002 to $3.3 million for 2003.  A discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section above.  One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans.  The allowance for loan losses as a percentage of total loans was 1.39% as of December 31, 2003, compared to 1.49% as of December 31, 2002.  Both a decrease in nonperforming loans and a more favorable economic outlook support the rationale for a decrease in the allowance for loan losses as a percentage of total loans.  In management’s judgment, an adequate allowance for estimated losses has been established; however there can be no assurance that such losses will not exceed the estimated amounts in the future.

Although economic conditions have generally improved and there are numerous indications of emerging strength, it is not certain that this strength is sustainable, or that it will extend to all areas of the economy.  Management, along with many other financial institutions, remains cautious about the economic outlook.  Furthermore, there has been some increased discussion of possible slowdowns in the real estate market that could adversely affect consumer confidence and collateral values.  These events could still adversely affect cash flows for both commercial and individual borrowers, as a result of which, the Company could experience increases in problem assets, delinquencies and losses on loans.

Sources of funds

The Company’s primary source of funds is customer deposits.  Total deposits grew $133.9 million during 2003, to $1.52 billion as of December 31, 2003.  Most of the growth was in NOW accounts, certificate of deposit accounts, and money market accounts.  NOW accounts grew $37.6 million (19.1%), money market accounts grew $22.1 million (6.1%) during 2003.  At the same time, certificates of deposit of less than $100,000 increased $30.4 million (8.5%) and certificates of deposit of $100,000 or more increased $16.0 million (9.6%).  Given the lower interest rate environment in which retail time deposits were maturing, pricing and sales strategies targeted growth in transactional deposit accounts and customer reinvestment of maturing time deposit balances in longer-term maturities.  Successful selling efforts in these areas resulted in an increase in new account relationships and core funding sources.

The Company also utilizes repurchase agreements as a source of funds.  Repurchase agreements, which are typically of short-term duration, were $47.8 million as of December 31, 2003, a decrease of $12.9 million from $60.8 million as of December 31, 2002.  Other short-term borrowings increased from $7.9 million to $106.0 million, primarily due to the increase in federal funds purchased of $102.7 million.  The note payable had an outstanding balance of $500,000 as of December 31, 2003.  There was no outstanding balance on the note as of December 31, 2002.  The Company is currently maintaining liquid assets and delivering consistent growth in core funding to provide funding for loan growth.

During June 2003, the Company completed the sale of $31.6 million of cumulative trust preferred securities.

Capital

Total stockholders’ equity decreased $16.1 million during 2003, from $133.1 million as of December 31, 2002, to $117.0 million as of December 31, 2003.  Net income of $22.1 million, reduced by dividends of $5.5 million, contributed retained earnings of $16.6 million during 2003.  During 2003, a $2.4 million net decrease in net unrealized securities gains and losses decreased stockholders’ equity.  In 2002, net income of $20.1 million, reduced by dividends of $5.6 million, contributed retained earnings of $14.5 million.  During 2002, stockholders’ equity was increased by $650,000 of net unrealized securities gains and losses.  The exercise of stock options and the related tax benefit contributed $1.12 million to stockholders’ equity in 2003 and $800,000 in 2002.  On May 21, 2002, the Board of Directors of the Company declared a 4-for-3 stock split effected in the form of a stock dividend payable on June 24, 2002 to stockholders of record on June 14, 2002.  All historical share data and per share amounts have been restated to reflect this stock split.

During June 2003, the Company completed its tender offer for shares of its common stock, in which 723,053 shares were repurchased at $42.50 per share.  The total cash payment required to complete the tender offer was approximately $30.7 million, which was funded by the sale of trust preferred securities.  The Company completed the sale of $27.5 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in June 2003.  An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003.  The trust preferred securities are amortized over a 30 year period.  Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.

During 2003, the Company also purchased 5,000 shares of its common stock in addition to those purchased in the tender offer.  The repurchase and tender offer reduced the total outstanding shares from 7,393,104 as of year-end 2002 to 6,693,740 as of year-end 2003.  Return on average equity was 17.65% in 2003, 15.84% in 2002, and 14.43% in 2001.  Two factors contributed to this increase.  First, net income increased during this period of time, from $17.2 million in 2001, to $20.1 million in 2002, and $22.1 million in 2003.  Second, dividends paid and the repurchase of Company shares, including the tender offer in 2003, reduced average equity in each year, resulting in increasing returns on average equity.

The Company and its three subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines provide for five classifications, the highest of which is well capitalized.  The Company and the Banks were categorized as well capitalized as of December 31, 2003.  The Company’s total capital ratio, tier 1 capital to risk weighted assets ratio, and tier 1 capital to average assets ratio were 11.40%, 10.14%, and 7.91%, respectively, as of December 31, 2003.

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated.  Capital levels and minimum required levels:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003:
Total capital to risk weighted assets
Consolidated	$158,377	11.40%	$111,142	8.00%	$138,927	10.00%
Old Second	110,872	11.79	75,231	8.00	94,039	10.00
Tier 1 capital to risk weighted assets
Consolidated	140,993	10.14	55,619	4.00	83,428	6.00
Old Second	99,105	10.54	37,611	4.00	56,417	6.00
Tier 1 capital to average assets
Consolidated	140,993	7.91	71,299	4.00	89,123	5.00
Old Second	99,105	7.98	49,677	4.00	62,096	5.00

December 31, 2002:
Total capital to risk weighted assets
Consolidated	$138,563	11.85%	$93,545	8.00%	$116,931	10.00%
Old Second	98,633	12.24	64,466	8.00	80,583	10.00
Tier 1 capital to risk weighted assets
Consolidated	123,938	10.60	46,769	4.00	70,154	6.00
Old Second	88,553	10.99	32,230	4.00	48,346	6.00
Tier 1 capital to average assets
Consolidated	123,938	7.79	63,640	4.00	79,549	5.00
Old Second	88,553	7.91	44,780	4.00	55,975	5.00

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Liquidity and Market Risk

Liquidity is the Company’s ability to fund its operations, to meet depositor withdrawals, to provide for customer’s credit needs, and to meet maturing obligations and its existing commitments.  The liquidity of the Company principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings and its ability to borrow funds.

Net cash inflows from operations were $63.4 million during 2003.  Net cash outflows from investing activities were $294.7 million in 2003, as a result of $258.4 million in net principal disbursed on loans.

Net cash outflows for the purchase of securities available for sale were $29.9 million as a result of cash inflows of $244.3 million for the sale of securities available for sale, offset by cash outflows of $274.2 million for the purchases of securities available for sale.  Net cash inflows from financing activities were $213.6 million in 2003, which included a net increase in deposits of $134.0 million, enhanced by increases in short-term borrowings of $98.2 million, offset by a decrease in cash outflows for federal funds and repurchase agreements purchased of $12.9 million.  The increased cash inflows from financing activities provided by the issuance of trust preferred debentures of $30.2 million was directly offset by a cash outflow for treasury stock repurchases of $31.4 million.

Management of investing and financing activities, and market conditions, determines the level and the stability of net interest cash flows.  Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principle determinant of growth in net interest cash flows.

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

The following tables disclose information on the maturity of the Company’s contractual long-term obligations and commitments.

	Payments Due by Period
	(in thousands)
	Total	One year or less	1-3 years	4-5 years	After 5 years
Long-term debt	$—	$—	$—	$—	$—
Subordinated debentures	$30,216	$—	$—	$—	$30,216
Total contractual long-term cash obligations	$30,216	$—	$—	$—	$30,216

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

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

	Expected Maturity Dates
	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
2003
Interest-earning Assets
Interest-bearing deposit with banks	$169	$—	$—	$—	$—	$—	$169
Average interest rate	0.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%

Federal funds sold	$—	$—	$—	$—	$—	$—	$—
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Securities	$44,241	$69,518	$68,580	$57,451	$57,793	$113,452	$411,035
Average interest rate	4.20%	3.12%	2.98%	3.00%	3.51%	4.03%	3.50%

Fixed rate loans	$75,001	$71,321	$58,354	$206,848	$89,441	$86,783	$587,748
Average interest rate	6.34%	6.60%	6.60%	6.24%	6.19%	5.98%	6.29%

Adjustable rate loans	$267,197	$37,291	$30,510	$55,114	$23,620	$332,814	$746,546
Average interest rate	4.65%	4.54%	4.54%	4.76%	4.76%	5.05%	4.83%
Total	$386,608	$178,130	$157,444	$319,413	$170,854	$533,049	$1,745,498

Interest-bearing Liabilities
Interest-bearing deposit with banks	$806,907	$145,126	$42,395	$28,279	$21,061	$266,427	$1,310,195
Average interest rate	1.54%	3.05%	3.55%	3.98%	3.11%	0.48%	1.64%

Short-term borrowings	$153,894	$—	$—	$—	$—	$—	$153,894
Average interest rate	1.13%	0.00%	0.00%	0.00%	0.00%	0.00%	1.13%

Notes payable	$500	$—	$—	$—	$—	$—	$500
Average interest rate	2.23%	0.00%	0.00%	0.00%	0.00%	0.00%	2.23%

Trust preferred debentures	$—	$—	$—	$—	$—	$30,216	$30,216
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	7.80%	7.80%
Total	$961,301	$145,126	$42,395	$28,279	$21,061	$296,643	$1,494,805

Period gap	$(574,693)	$33,004	$115,049	$291,134	$149,793	$236,406	$250,693
Cumulative gap	(574,693)	(541,689)	(426,640)	(135,506)	14,287	250,693

2002
Interest-earning Assets
Interest-bearing deposit with banks	$58	$—	$—	$—	$—	$—	$58
Average interest rate	1.03%	0.00%	0.00%	0.00%	0.00%	0.00%	1.03%

Federal funds sold	$23,350	$—	$—	$—	$—	$—	$23,350
Average interest rate	1.14%	0.00%	0.00%	0.00%	0.00%	0.00%	1.14%

Securities	$54,005	$50,160	$76,490	$29,871	$53,684	$125,006	$389,216
Average interest rate	5.50%	4.33%	3.14%	4.47%	3.68%	4.21%	4.14%

Fixed rate loans	$148,891	$72,310	$59,163	$181,774	$78,867	$58,610	$599,615
Average interest rate	5.49%	7.61%	7.61%	7.19%	7.10%	6.72%	6.80%

Adjustable rate loans	$137,630	$43,600	$35,673	$65,784	$28,193	$200,030	$510,910
Average interest rate	5.17%	4.87%	4.87%	4.97%	4.97%	5.91%	5.38%
Total	$363,934	$166,070	$171,326	$277,429	$160,744	$383,646	$1,523,149

Interest-bearing Liabilities
Interest-bearing deposit with banks	$757,811	$107,920	$45,301	$21,030	$25,706	$236,020	$1,193,788
Average interest rate	2.16%	3.63%	3.85%	4.76%	4.01%	0.50%	2.16%

Short-term borrowings	$68,644	$—	$—	$—	$—	$—	$68,644
Average interest rate	1.12%	0.00%	0.00%	0.00%	0.00%	0.00%	1.12%

Notes payable	$—	$—	$—	$—	$—	$—	$—
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	$826,455	$107,920	$45,301	$21,030	$25,706	$236,020	$1,262,432

Period gap	$(462,521)	$58,150	$126,025	$256,399	$135,038	$147,626	$260,717
Cumulative gap	(462,521)	(404,371)	(278,346)	(21,947)	113,091	260,717

CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2003.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls.

Special Note Concerning Forward-Looking Statements

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

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

•                  The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

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

Old Second Bancorp Inc. and Subsidiaries
Consolidated Balance Sheets

December 31, 2003 and 2002
(In thousands, except share data)

	2003	2002
Assets
Cash and due from banks	$55,168	$49,714
Federal funds sold	—	23,350
Cash and cash equivalents	55,168	73,064
Securities available for sale	411,035	389,216
Loans held for sale	14,756	48,658
Loans	1,319,538	1,061,867
Allowance for loan losses	18,301	15,769
Net loans	1,301,237	1,046,098
Premises and equipment, net	33,033	29,743
Other real estate owned	663	131
Goodwill, net	2,130	2,130
Core deposit intangible assets, net	1,066	1,421
Accrued interest and other assets	19,756	17,626
Total assets	$1,838,844	$1,608,087

Liabilities
Deposits:
Demand	$214,439	$196,873
Savings	737,838	667,877
Time	572,357	525,911
Total deposits	1,524,634	1,390,661
Securities sold under repurchase agreements	47,848	60,774
Other short-term borrowings	106,046	7,870
Trust preferred debentures	30,216	—
Notes payable	500	—
Accrued interest and other liabilities	12,606	15,706
Total liabilities	1,721,850	1,475,011

Stockholders’ Equity
Preferred stock, $1.00 par value; authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 10,000,000 shares; issued 8,229,854 in 2003 and 8,188,853 in 2002 outstanding 6,693,740 in 2003 and 7,393,104 in 2002	8,230	8,189
Additional paid-in capital	11,940	10,860
Retained earnings	144,157	127,547
Accumulated other comprehensive income	3,005	5,376
Treasury stock, at cost, 1,536,114 shares in 2003 and 795,749 shares in 2002	(50,338)	(18,896)
Total stockholders’ equity	116,994	133,076
Total liabilities and stockholders’ equity	$1,838,844	$1,608,087

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Income

Years Ended December 31, 2003, 2002, and 2001
(In thousands, except share data)

	2003	2002	2001
Interest income
Loans, including fees	$72,176	$66,429	$63,354
Loans held for sale	2,193	1,911	1,551
Securities:
Taxable	10,883	13,899	15,574
Tax-exempt	2,486	2,587	2,688
Federal funds sold	105	664	1,621
Interest bearing deposits	1	1	3
Total interest income	87,844	85,491	84,791

Interest expense
Savings deposits	6,266	10,111	11,562
Time deposits	16,967	16,946	21,563
Repurchase agreements	511	662	1,069
Other short-term borrowings	477	277	302
Trust preferred debentures	1,233	—	—
Notes payable	14	13	794
Total interest expense	25,468	28,009	35,290
Net interest income	62,376	57,482	49,501
Provision for loan losses	3,251	3,805	3,840
Net interest income after provision for loan losses	59,125	53,677	45,661

Noninterest income
Trust income	5,398	5,060	5,041
Service charges on deposits	6,968	5,893	4,951
Secondary mortgage fees	1,686	1,265	1,110
Gain on sale of loans	10,836	9,079	7,771
Securities gains, net	140	89	460
Other income	4,199	3,890	2,968
Total noninterest income	29,227	25,276	22,301

Noninterest expense
Salaries and employee benefits	34,099	29,410	24,606
Occupancy expense, net	3,376	2,855	2,771
Furniture and equipment expense	4,055	4,326	4,057
Amortization of goodwill	—	—	433
Amortization of core deposit intangible assets	355	355	355
Other expense	12,290	11,110	9,254
Total noninterest expense	54,175	48,056	41,476
Income before income taxes	34,177	30,897	26,486
Provision for income taxes	12,069	10,751	9,263
Net income	$22,108	$20,146	$17,223

Basic earnings per share	$3.14	$2.71	$2.24
Diluted earnings per share	3.11	2.69	2.23

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2002, and 2001
(In thousands)

	2003	2002	2001
Cash flows from operating activities
Net income	$22,108	$20,146	$17,223
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	2,628	2,173	1,916
Changes in mortgage servicing rights, net	29	3	(8)
Provision for loan losses	3,251	3,805	3,840
Net change in mortgage loans held for sale	33,902	(4,399)	(32,720)
Change in current income taxes payable	993	(1,845)	(3,796)
Change in accrued interest and other assets	(2,159)	(5,246)	3,039
Change in accrued interest and other liabilities	(2,384)	(3,730)	9,051
Premium amortization and discount accretion on securities	4,286	1,687	628
Securities gains, net	(140)	(89)	(460)
Amortization of goodwill	—	—	433
Amortization of core deposit intangible assets	355	355	355
Tax benefit from stock options exercised	335	251	40
Net cash provided (used) by operating activities	63,204	13,111	(459)

Cash flows from investing activities
Proceeds from sales and maturities of securities available for sale	244,261	216,163	161,703
Purchases of securities available for sale	(274,165)	(281,348)	(162,351)
Net change in loans	(258,390)	(166,761)	(166,940)
(Purchase) sales of other real estate owned	(532)	(131)	357
Net purchases of premises and equipment	(5,918)	(7,554)	(4,123)
Net cash used by investing activities	(294,744)	(239,631)	(171,354)

Cash flows from financing activities
Net change in deposits	133,973	299,845	94,338
Net change in repurchase agreements	(12,926)	28,709	10,821
Net change in other short-term borrowings	98,176	(23,744)	29,126
Proceeds from the issuance of trust preferred debentures	30,216	—	—
Proceeds from notes payable	500	—	29,964
Paydown of notes payable	—	(33,393)	—
Proceeds from exercise of stock options	786	549	267
Dividends paid	(5,639)	(5,232)	(4,047)
Purchase of treasury stock	(31,442)	(7,897)	(4,488)
Net cash provided by financing activities	213,644	258,837	155,981
Net change in cash and cash equivalents	(17,896)	32,317	(15,832)
Cash and cash equivalents at beginning of year	73,064	40,747	56,579
Cash and cash equivalents at end of year	$55,168	$73,064	$40,747

Supplemental cash flow information
Income taxes paid	$12,357	$12,082	$9,895
Interest paid	23,337	25,614	32,841

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statement of Changes in
Stockholders’ Equity

Years Ended December 31, 2003, 2002, and 2001
(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance, December 31, 2000	$8,138	$9,799	$100,065	$1,471	$(6,511)	$112,962
Net income	—	—	17,223	—	—	17,223
Change in net unrealized gain on securities held for sale, net of $2,151 tax benefit	—	—	—	3,255	—	3,255
Total comprehensive income						20,478
Dividend declared, $.56 per share	—	—	(4,313)	—	—	(4,313)
Stock options exercised	19	253	(5)	—	—	267
Tax effect of stock options exercised	—	40	—	—	—	40
Purchase of treasury stock	—	—	—	—	(4,488)	(4,488)
Balance, December 31, 2001	$8,157	$10,092	$112,970	$4,726	$(10,999)	$124,946
Net income	—	—	20,146	—	—	20,146
Change in net unrealized gain on securities held for sale, net of $430 tax benefit	—	—	—	650	—	650
Total comprehensive income						20,796
Dividend declared, $.75 per share	—	—	(5,551)	—	—	(5,551)
Cash dividend paid from stock split 4 for 3 on 5/22/02	—	—	(18)	—	—	(18)
Stock options exercised	32	517	—	—	—	549
Tax effect of stock options exercised	—	251	—	—	—	251
Purchase of treasury stock	—	—	—	—	(7,897)	(7,897)
Balance, December 31, 2002	$8,189	$10,860	$127,547	$5,376	$(18,896)	$133,076
Net income	—	—	22,108	—	—	22,108
Change in net unrealized gain on securities held for sale, net of $1,567 tax benefit	—	—	—	(2,371)	—	(2,371)
Total comprehensive income						19,737
Dividend declared, $.80 per share	—	—	(5,498)	—	—	(5,498)
Stock options exercised	41	745	—	—	—	786
Tax effect of stock options exercised	—	335	—	—	—	335
Purchase of treasury stock	—	—	—	—	(31,442)	(31,442)
Balance, December 31, 2003	$8,230	$11,940	$144,157	$3,005	$(50,338)	$116,994

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001
(Table amounts in thousands, except per share data)

Note A: Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Old Second Bancorp Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora (“Old Second Bank”), Old Second Bank-Yorkville, Old Second Bank-Kane County, Old Second Financial, Inc. and Old Second Mortgage Company, together referred to as the “Company.”  Old Second Mortgage Company also does business as Maple Park Mortgage.  During 2002, Old Second Mortgage Company became a wholly-owned subsidiary of Old Second Bank.  The banking subsidiaries are referred to herein as the “Banks.” Inter-company transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, and LaSalle counties in Illinois.  Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans.  A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment.  Old Second Mortgage Company provides mortgage-banking services and Old Second Bank also engages in trust operations.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity.  Securities are classified as available for sale when they might be sold before maturity.  Securities available for sale are carried at fair value, with unrealized holding gains and losses net of income taxes, reported in accumulated other comprehensive income.  Interest income includes amortization of purchase premium or discount.  Realized gains and losses are determined based on the amortized cost of the specific security sold.

Loans Held for Sale: Old Second Mortgage Company originates residential mortgage loans that are sold in the secondary market.  Loans held for sale are carried at the lower of aggregate cost or fair value.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.  Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.  The accrual of interest income is discontinued when full loan repayment is in doubt or when a loan becomes contractually past due by more than 90 days with respect to interest or principal.  When a loan is placed in non-accrual status, any accrued, unpaid interest is reversed to the related income account.  Interest on non-accrual loans is not recovered until such time as it is actually paid by the borrower.  Such payments can take the form of lump sums paid by the borrower, or more frequently, periodic installment payments.  When a non-accrual loan has improved to the point where its collection is no longer in question, payments are applied to recovery of the non-accrual interest.  As long as any question remains as to the collection of the loan, payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required using various risk factors including, but not limited to past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio.  A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the terms of the loan agreement.  The value of the loan is determined based on the present value of the future cash flows, discounted at the loan’s original effective interest rate or the fair value of underlying collateral, if the loan is collateral dependent.  There were no material impaired loans as of December 31, 2003 or December 31, 2002.

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

Other Real Estate Owned: Real estate acquired in settlement of loans is recorded at fair value when acquired, less estimated costs to sell.  The difference between the net book value and fair value at the foreclosure date is charged to the allowance for loan losses.  If fair value declines after acquisition, the carrying amount is reduced to the lower of the initial amount or fair value less costs to sell.

Core Deposit Intangibles and Goodwill: The core deposit intangibles are being amortized using the straight-line method over 10 years.  Goodwill is the excess of purchase price over identified net assets acquired in an acquisition.  In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001.  Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.  Other intangible assets will continue to be amortized over their useful lives.  Until January 1, 2002, when the Company adopted the new rules for FASB Nos. 141 and 142, goodwill was amortized on the straight-line method over 15 years.

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

Retirement Plan Costs: The Company has a tax-qualified noncontributory defined benefit retirement plan covering substantially all full-time and regular part-time employees of the Company.  Generally, benefits are based on years of service and compensation.  Certain participants in the defined benefit plan are also covered by an unfunded supplemental retirement plan.  The purpose of the supplemental retirement plan is to extend full retirement benefits to individuals without regard to statutory limitations under tax- qualified plans.

Long-term Incentive Plan: The Company accounts for stock options in accordance with APB No. 11.  No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date.

The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards No. 123 been used to measure compensation cost for stock option plans.

	2003	2002	2001
Net income as reported	$22,108	$20,146	$17,223
Pro forma net income	21,825	19,932	20,000
Basic earnings per share as reported	3.14	2.71	2.24
Pro forma basic earnings per share	3.10	2.68	2.22
Diluted earnings per share as reported	3.11	2.69	2.23
Pro forma diluted earnings per share	3.07	2.66	2.21

The pro forma effects were computed using option-pricing models with the following assumptions:

	2003	2002	2001
Risk free interest rate	4.00%	4.05%	4.45%
Expected option life, in years	10	10	10
Expected stock price volatility	26.4%	24.7%	24.3%
Dividend yield	2.00%	2.00%	2.00%

Common Stock Splits: On May 21, 2002, the board of directors declared a 4-for-3 stock split effected in the form of a stock dividend payable on June 24, 2002 to stockholders of record on June 14, 2002.  All references to the number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock splits for all periods presented.  Stock prices have been restated to reflect the changes for all periods presented.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change.  A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized.  Changes in valuation allowances are recorded as a component of income taxes.

Earnings Per Share: Basic earnings per share are net income divided by the weighted-average number of common shares outstanding during the year.  Diluted earnings per share includes the dilutive effects of additional potential common shares issuable under stock options.  Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

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

New Accounting Pronouncements:  In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.”  The objective of this interpretation is to provide guidance on how to identify a Variable Interest Entity (“VIE”) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE needs to be included in a company’s consolidated financial statements.  A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest.  Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications.  Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003.  Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Management continues to evaluate the applicability of FIN 46 on various other investments and interests, including low-income housing partnership interests, small business commercial real estate partnerships, historic tax credit partnerships, leveraged leasing structures, and certain trust accounts.  The Company does not believe that the application of FIN No. 46 to any of these investments or interests, if required, will have a material impact on the Company’s results of operations, financial position, or liquidity.

As a result of FIN No. 46, Old Second Capital Trust I is not consolidated with the Company.  Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust, as these are not eliminated in consolidation.  Since the amount of the subordinated debentures equals the amount of trust preferred securities and common stock, the effect of not consolidating the trust changes certain balance sheet classifications, but not equity or net income.

Note B: Cash and Due from Banks

Old Second Bank and Old Second Bank -Yorkville are required to maintain reserve balances with the Federal Reserve Bank.  In accordance with Federal Reserve Bank requirements, average reserve balances were $12,360,000 and $527,000, for Old Second Bank and Old Second Bank -Yorkville during 2003.

Note C: Securities

Securities available for sale at December 31 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003
U.S. Treasury	$2,004	$7	$—	$2,011
U.S. Government agencies	317,353	3,726	540	320,539
States and political subdivisions	80,559	2,133	396	82,296
Mortgage backed securities	1,479	62	—	1,541
Other securities	4,648	—	—	4,648
	$406,043	$5,928	$936	$411,035
2002
U.S. Treasury	$1,501	$8	$—	$1,509
U.S. Government agencies	276,069	6,380	14	282,435
States and political subdivisions	57,412	2,307	47	59,672
Mortgage backed securities	42,180	416	120	42,476
Other securities	3,124	—	—	3,124
	$380,286	$9,111	$181	$389,216

	Amortized Cost	Weighted Average Yield	Fair Value	Weighted Average Yield
Due in one year or less	$43,593	4.14%	$44,242	2.98%
Due after one year through five years	250,672	3.14%	253,315	2.15%
Due after five years through ten years	59,290	3.94%	60,704	3.14%
Due after ten years	51,009	4.25%	51,233	4.04%
	404,564	3.51%	409,494	2.62%
Mortgage backed securities	1,479	3.77%	1,541	2.49%
	$406,043	3.51%	$411,035	2.62%

	Less than 12 months in an unrealized loss position			Greater than 12 months in an unrealized loss position
	Unrealized Losses Amount	Fair Market Value	Number of Securities	Unrealized Losses Amount	Fair Market Value	Number of Securities
U.S. Treasury	$—	$—	—	$—	$—	—
U.S. Government agencies	540	49,476	42	—	—	—
States and political subdivisions	389	29,327	76	7	867	4
Mortgage backed securities	—	—	—	—	—	—
Other securities	—	—	—	—	—	—
	$929	$78,803	118	$7	$867	4

Securities with fair value of approximately $269.5 million and $241.2 million at December 31, 2003, and 2002, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

Note D: Loans

Major classifications of loans at December 31 were as follows:

	2003	2002
Commercial and industrial	$192,444	$208,681
Real estate - commercial	459,014	412,482
Real estate - construction	218,519	120,899
Real estate - residential	408,789	262,304
Installment	44,449	59,007
	1,323,215	1,063,373
Unearned origination fees	(3,677)	(1,506)
Unearned discount	—	—
	$1,319,538	$1,061,867

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

Past due and nonaccrual loans at December 31 were as follows:

	2003	2002	2001
Nonaccrual loans	$2,265	$4,803	$2,560
Interest income recorded on nonaccrual loans	183	6	137
Interest income which would have been accrued on nonaccrual loans	165	287	203
Loans 90 days or more past due and still accruing interest	381	641	771

Loans to principal officers, directors, and their affiliates, which were made in the ordinary course of business, in 2003 and 2002, were as follows at December 31:

	2003	2002
Beginning balance	$26,339	$21,614
New loans	65,598	59,155
Repayments	(65,081)	(55,864)
Other changes - new directors	—	1,434
Ending balance	$26,856	$26,339

Other changes for 2002 included increases for new directors and changes in affiliations of current directors.

Note E: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2003	2002	2001
Balance at beginning of year	$15,769	$12,313	$9,690
Provision for loan losses	3,251	3,805	3,840
Loans charged-off	(1,476)	(1,160)	(1,502)
Recoveries	757	811	285
Balance at end of year	$18,301	$15,769	$12,313

Loans are considered impaired when it is probable that the Bank will be unable to collect the contractual amount of both principal and interest.  Generally, a loan is impaired for purposes of FASB 114 if it exhibits the same level of weaknesses and probability of loss as loans classified doubtful or loss.  Loan officers will identify impaired loans as part of the review process or by the Loan Review Officer during his/her review of the portfolio.  It is the policy of the Bank to recognize a loss as a charge to the loss reserve on all impaired loans.  Classification of a loan as impaired and the determination of the amount of the impairment shall be in accordance with FASB 114.

Note F: Premises and Equipment

Premises and equipment at December 31 were as follows:

	2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$7,122	$—	$7,122	$7,097	$—	$7,097
Premises	29,734	12,262	17,472	26,858	11,480	15,378
Furniture and equipment	24,516	16,077	8,439	21,499	14,231	7,268
	$61,372	$28,339	$33,033	$55,454	$25,711	$29,743

Note G:  Intangible Assets

	Cost	Accumulated Amortization	Net Book Value
December 31, 2003:
Amortizing intangible assets:
Core deposit	$3,505	$2,439	$1,066
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$6,870	$3,196

December 31, 2002:
Amortizing intangible assets:
Core deposit	$3,505	$2,084	$1,421
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$6,515	$3,551

Amortization expense for the year ended December 31, 2003 was $355,000.  The estimated amortization expense for the next five years will be $355,000 per year.

As required by SFAS No. 142, the results of operations for the periods prior to adoption have not been restated.  The following is a reconciliation of net income and earnings per share, as reported, to net income and earnings per share, as adjusted, for the year ended December 31, 2001, as if SFAS No. 142 had been adopted effective January 1, 2001:

Year ended 12/31/01
Net income, as reported	$17,223
Adjusted for goodwill amortization, net of tax	282
Net income, as adjusted	$17,505

Basic earnings per share, as reported	$2.24
Basic earnings per share, as adjusted	$2.27

Diluted earnings per share, as reported	$2.23
Diluted earnings per share, as adjusted	$2.27

Note H: Deposits

Major classifications of deposits at December 31 were as follows:

	2003	2002
Noninterest bearing	$214,439	$196,873
Savings	116,565	106,319
NOW accounts	234,184	196,593
Money market accounts	387,089	364,965
Certificates of deposit of less than $100,000	390,353	359,909
Certificates of deposit of $100,000 or more	182,004	166,002
	$1,524,634	$1,390,661

At year-end 2003, scheduled maturities of time deposits were as follows:

2004	$121,883
2005	382,222
2006	30,662
2007	22,588
2008 and thereafter	15,002
Total	$572,357

The following table sets forth the amount and maturities of deposits of $100,000 or more at December 31, 2003:

3 months or less	$39,727
Over 3 months through 6 months	29,093
Over 6 months through 12 months	53,062
Over 12 months	60,122
$182,004

Note I: Borrowings

The Company had a $20 million line of credit available with Marshall & Ilsley under which there was $500,000 outstanding balance as of December 31, 2003 and no outstanding balance as of December 31, 2002.  A Revolving Business Note dated May 1, 2003 secures the line of credit and is guaranteed by the Company.  The note provides that any outstanding principal will bear interest at our option, at the rate of either 1% over the previous month average (Federal Reserve targeted rate) federal funds rate or 0.90% over the adjusted interbank rate with a minimum interest rate of 2.20%.  This borrowing is for general corporate purposes, including funding loans held for sale at the Old Second Mortgage Company subsidiary.

The Company enters into sales of securities under agreements to repurchase (repurchase agreements).  These repurchase agreements are treated as financings.  The dollar amounts of securities underlying the agreements remain in the asset accounts.  Securities sold under agreements to repurchase consisted of U.S. government agencies at December 31, 2003 and 2002.

The Company borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans.  In addition, these notes are collateralized by FHLB stock of $1.0 million and $563,000 at December 31,2003 and 2002, respectively.

The Company is a Treasury Tax & Loan (TT&L) depository for the Federal Reserve Bank (FRB), and as such, they accept TT&L deposits.  The Company is allowed to hold these deposits for the FRB until they are called.  The interest rate is the federal funds rate less 25 basis points.  U.S. Treasury Securities with a face value greater than or equal to the amount borrowed are pledged as a condition of borrowing TT&L deposits.  As of December 31, 2003 and 2002, the TT&L deposits were $3.1 million and $3.5 million, respectively.

At December 31, 2003 and 2002, respectively, short-term borrowings totaled $154.4 million at a weighted average rate of 1.2% and $68.6 million at a weighted average rate of 1.5%.  The increase in short-term borrowings was due to the increase in federal funds purchased of $52.7 million and FHLB advances of $50.0 million.  The increase in short-term borrowings was primarily the result of asset growth during 2003 that exceeded deposit growth.  During 2003, loans grew $257.7 million while deposits grew $134.0 million.

At year-end 2003, scheduled borrowings were as follows:

	For year ended December 31,
	2003		2002
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
2004	$154,394	1.19%	$68,644	1.50%
2005	—	0.00%	—	0.00%
2006	—	0.00%	—	0.00%
2007	—	0.00%	—	0.00%
2008 and thereafter	30,216	8.01%	—	0.00%
Total	$184,610	2.21%	$68,644	1.50%

The following table reflects categories of short-term borrowings having average balances during the year greater than 30% of stockholders’ equity of the Company at the end of the year.  During each year reported, securities sold under repurchase agreements meet these criteria.  Information presented is as of or for the year ended December 31, for the years indicated:

	2003	2002	2001
Balance at end of year	$47,848	$60,774	$97,072
Weighted average interest rate	0.85%	1.05%	1.71%
Maximum month-end amount outstanding during the year	$63,681	$60,774	$97,072
Average amount outstanding during the year	$46,990	$42,455	$53,895
Weighted average interest rate during the year	1.09%	1.56%	3.73%

Note J: Trust Preferred Securities

The Company completed the sale of $27.5 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in June 2003.  An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003.  The trust preferred securities are amortized over a 30 year period.  Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.

Note K: Income Taxes

Income tax expense (benefit) for the year ended December 31, was as follows:

	2003	2002	2001
Current federal	$11,168	$9,893	$9,022
Current state	1,926	1,567	1,088
Deferred federal	(790)	(517)	(694)
Deferred state	(235)	(192)	(153)
	$12,069	$10,751	$9,263

The following were the components of the deferred tax assets and liabilities as of December 31:

	2003	2002
Allowance for loan losses	$7,259	$6,255
Pension	—	26
Other assets	1,676	1,144
Deferred tax assets	8,935	7,425

Accumulated depreciation	(2,127)	(1,640)
Accretion on securities	(59)	(105)
Pension	(37)
Other liabilities	(672)	(665)
Deferred tax liabilities	(2,895)	(2,410)
	6,040	5,015
Tax effect of net unrealized gain on investments	(1,980)	(3,542)
Net deferred tax asset	$4,060	$1,473

The components of the provision for deferred income taxes were as follows:

	2003	2002	2001
Provision for loan losses	$(1,004)	$(1,371)	$(1,040)
Depreciation	487	569	147
Pension expense	63	201	62
Net premiums and discounts on securities	(45)	86	(190)
Other, net	(526)	(194)	174
	$(1,025)	$(709)	$(847)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2003	2002	2001
Tax at statutory federal income tax rate	$11,962	$10,814	$9,270
Nontaxable interest income, net of disallowed interest deduction	(865)	(928)	(946)
Goodwill amortization	—	—	151
State income taxes, net of federal benefit	1,099	894	608
Other, net	(127)	(29)	180
Tax at effective tax rate	$12,069	$10,751	$9,263

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

	2003	2002	2001
Accumulated benefit obligation	$10,748	$8,737	$7,483
Change in the projected benefit obligation
Projected benefit obligation at beginning of year	$13,181	$10,581	$8,450
Service cost	1,149	783	572
Interest cost	809	696	610
Actuarial loss	2,153	1,664	1,591
Benefits paid	(475)	(543)	(642)
Benefit obligation at end of year	$16,817	$13,181	$10,581
Change in plan assets
Fair value of plan assets at beginning of year	$8,035	$7,482	$8,351
Actual return on plan assets	1,150	(603)	(282)
Employer contributions	1,686	1,699	55
Benefits paid	(475)	(543)	(642)
Fair value of the asset at end of year	$10,396	$8,035	$7,482
Accrued pension cost
Funded status	$(6,422)	$(5,145)	$(3,099)
Unrecognized net actuarial loss (gain)	6,127	4,641	1,779
Unrecognized prior service cost	127	149	172
Unrecognized net transition asset	—	(86)	(172)
Accrued benefit cost cost	$(168)	$(441)	$(1,320)
Net periodic pension cost
Service cost	$1,150	$783	$572
Interest cost	809	696	610
Expected return on assets	(666)	(618)	(633)
Amortization of unrecognized:
Net loss (gain)	146	23	10
Prior service cost	22	22	22
Net asset	(86)	(86)	(86)
Net periodic pension cost	$1,375	$820	$495
Amounts applicable to the supplemental retirement plan
Projected benefit obligation	$1,554	$839	$775
Accumulated benefit obligation	662	461	384
Key assumptions:
Discount rate	5.80%	6.25%	6.75%
Long-term rate of return on assets	7.50%	7.50%	8.00%
Salary increases	5.00%	5.00%	5.00%

The pension plan weighted-average asset allocation at December 31, 2003 and 2002, the measurement dates, by asset category were as follows:

	Plan Assets at December 31,
	2003	2002
Asset Category
Equity securities	44.0%	41.0%
Bonds	37.0%	40.0%
Money markets	19.0%	19.0%
Total net periodic benefit cost	100.0%	100.0%

The Company maintains tax-qualified contributory and non-contributory profit sharing plans covering substantially all full-time and regular part-time employees.  The expense of these plans was $1,381,000 in 2003, $1,635,000 in 2002, and $1,074,000 in 2001.

Note M: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 333,000 shares of the Company’s common stock, including the granting of qualified stock options (“Incentive Stock Options”), nonqualified stock options, restricted stock and stock appreciation rights.  Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors.  The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted.  All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years.

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

A summary of activity in the Incentive Plan and options outstanding as of year-end was as follows:

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding	264,400	$24.802	242,533	$20.926	224,400	$18.463
Granted	55,000	50.150	54,000	37.610	52,000	29.475
Exercised	(34,267)	19.064	(32,133)	17.070	(18,667)	14.309
Expired	—	—	—	—	(15,200)	21.941
Ending outstanding	285,133	$30.381	264,400	$24.802	242,533	$20.926

At year-end:
Options exercisable	176,798		161,291		145,480
Range of exercise price		$11.70 - $50.15		$11.70 - $37.61		$11.70 - $29.48
Weighted average contractual life in years	7.5		7.4		9.2
Weighted average fair value of options granted during the year		$15.95		$11.48		$9.24

Note N: Earnings per Share

	2003	2002	2001
Basic Earnings Per Share:
Weighted-average common shares outstanding	7,048,122	7,429,882	7,695,225
Net income available to common stockholders	$22,108	$20,146	$17,223
Basic earnings per share	$3.14	$2.71	$2.24

Diluted Earnings Per Share:
Weighted-average common shares outstanding	7,048,122	7,429,882	7,695,225
Dilutive effect of stock options	51,332	57,826	26,173
Diluted average common shares outstanding	7,099,454	7,487,708	7,721,398
Net income available to common stockholders	$22,108	$20,146	$17,223
Diluted earnings per share	$3.11	$2.69	$2.23

Note O: Other Comprehensive Income

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

	2003	2002	2001
Change in net holding gains on available for sale securities arising during the period	$(3,938)	$1,080	$5,406
Related tax expense	1,567	(430)	(2,151)
Net unrealized gain	$(2,371)	$650	$3,255

Less: Reclassification adjustment for the net gains realized during the period
Realized net gains	$140	$89	$460
Related tax expense	(49)	(31)	(161)
Net realized gains	$91	$58	$299
Total other comprehensive income	$(2,280)	$708	$3,554

Note P: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements.  Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk.  In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Standby letters of credit outstanding at December 31, 2003 were approximately $30 million.  Firm commitments to fund loans in the future were approximately $376 million as of December 31, 2003.  As of December 31, 2003, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

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

Capital levels and minimum required levels at year-end:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003:
Total capital to risk weighted assets
Consolidated	$158,377	11.40%	$111,142	8.00%	$138,927	10.00%
Old Second Bank	110,872	11.79	75,231	8.00	94,039	10.00
Tier 1 capital to risk weighted assets
Consolidated	140,993	10.14	55,619	4.00	83,428	6.00
Old Second Bank	99,105	10.54	37,611	4.00	56,417	6.00
Tier 1 capital to average assets
Consolidated	140,993	7.91	71,299	4.00	89,123	5.00
Old Second Bank	99,105	7.98	49,677	4.00	62,096	5.00

2002:
Total capital to risk weighted assets
Consolidated	$138,563	11.85%	$93,545	8.00%	$116,931	10.00%
Old Second Bank	98,633	12.24	64,466	8.00	80,583	10.00
Tier 1 capital to risk weighted assets
Consolidated	123,938	10.60	46,769	4.00	70,154	6.00
Old Second Bank	88,553	10.99	32,230	4.00	48,346	6.00
Tier 1 capital to average assets
Consolidated	123,938	7.79	63,640	4.00	79,549	5.00
Old Second Bank	88,553	7.91	44,780	4.00	55,975	5.00

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval.  At December 31, 2003 approximately $28,884,000 was available for the payment of dividends by the Banks to the Company.

During June 2003, the Company completed its tender offer for shares of its common stock, in which 723,053 shares were repurchased at $42.50 per share.  The total cash payment required to complete the tender offer was approximately $31.6 million, which was funded by the issuance of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq:OSBCP).  The cumulative trust preferred securities are amortized over 30 years using the straight-line method.  Cash distributions on the securities are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.

Note R: Fair Values of Financial Instruments

The estimated fair values approximate carrying amount for all items except those described in the following table.  Fair values of loans were estimated for portfolios of loans with similar financial characteristics, such as type and fixed or variable interest rate terms.  Cash flows were discounted using current rates at which similar loans would be made to borrowers with similar ratings and for similar maturities.  The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities.  The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities.

The carrying amount and estimated fair values of financial instruments were as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$55,168	$55,168	$73,064	$73,064
Securities available for sale	411,035	411,035	389,216	389,216
Loans held for sale	14,756	14,756	48,658	48,658
Loans, net	1,301,237	1,363,665	1,046,098	1,106,144
	$1,782,196	$1,844,624	$1,557,036	$1,617,082
Financial liabilities:
Deposits	$1,524,634	$1,529,448	$1,390,661	$1,399,778
Securities sold under repurchase agreements	47,848	47,848	60,774	60,774
Other short-term borrowing	106,046	106,046	7,870	7,870
Trust preferred debentures	30,216	30,216	—	—
Notes payable	500	500	—	—
	$1,709,244	$1,714,058	$1,459,305	$1,468,422

Note S: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2003				2002
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$22,717	$22,194	$21,874	$21,059	$22,446	$21,777	$20,910	$20,358
Interest expense	6,362	6,432	6,239	6,435	7,120	7,429	6,872	6,588
Net interest income	16,355	15,762	15,635	14,624	15,326	14,348	14,038	13,770
Provision for loan losses	705	828	863	855	1,490	710	775	830
Securities gains	5	96	5	34	7	2	77	3
Income before taxes	8,475	8,833	8,846	8,023	8,043	8,018	7,269	7,567
Net income	5,490	5,772	5,639	5,207	5,148	5,226	4,793	4,979
Basic earnings per share	0.82	0.86	0.76	0.70	0.70	0.71	0.64	0.66
Diluted earnings per share	0.81	0.85	0.75	0.70	0.69	0.70	0.64	0.66
Dividends paid per share	0.20	0.20	0.20	0.20	0.20	0.20	0.20	0.15

Note T: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2003	2002
Assets
Noninterest-bearing deposit with bank subsidiary	$1,248	$4,112
Investment in subsidiaries	147,571	129,934
Securities available for sale	150	154
Other assets	348	426
	$149,317	$134,626

Liabilities and Stockholders’ Equity
Trust preferred debentures	$30,216	$—
Other liabilities	2,107	1,550
Stockholders’ equity	116,994	133,076
	$149,317	$134,626

Condensed Statements of Income for the years ended December 31 were as follows:

	2003	2002	2001
Operating Income
Cash dividends received from subsidiaries	$6,998	$10,369	$7,782
Interest income	9	8	1,065
Other income	14	—	—
	7,021	10,377	8,847
Operating Expenses
Trust preferred debenture expense	1,233	—	—
Interest expense	14	13	794
Other expenses	650	443	305
	1,897	456	1,099
Income before income taxes and equity in undistributed net income of subsidiaries	5,124	9,921	7,748
Income tax benefit	(754)	(160)	(13)
Income before equity in undistributed net income of subsidiaries	5,878	10,081	7,761
Equity in undistributed net income of subsidiaries	16,230	10,065	9,462
Net income	$22,108	$20,146	$17,223

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2003	2002	2001
Cash Flows from Operating Activities
Net income	$22,108	$20,146	$17,223
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiaries	(16,230)	(10,065)	(9,462)
Change in taxes payable	25	1	2
Change in other assets	186	(224)	(56)
Change in notes payable	641	(33,486)	29,964
Tax benefit from exercise of stock options	335	251	40
Other, net	(334)	(252)	301
Net cash from operating activities	6,731	(23,629)	38,012

Cash Flows from Investing Activities
Investment in subsidiaries	(3,851)	36,197	(27,498)
Net cash from investing activities	(3,851)	36,197	(27,498)

Cash Flows from Financing Activities
Dividends paid	(5,639)	(5,232)	(4,047)
Treasury stock purchased	(31,442)	(7,897)	(4,488)
Proceeds from trust preferred debentures	30,216
Proceeds from exercise of stock options	1,121	800	267
Net cash from financing activities	(5,744)	(12,329)	(8,268)
Net change in cash and cash equivalents	(2,864)	239	2,246
Cash and cash equivalents at beginning of year	4,112	3,873	1,627
Cash and cash equivalents at end of year	$1,248	$4,112	$3,873

Note U: Stockholders’ Rights Plan

On September 17, 2002, the Company’s Board of Directors adopted a Stockholders’ Rights Plan.  The Plan provided for the distribution of one right on October 10, 2002, for each share of the Company’s outstanding common stock as of September 27, 2002.  The rights have no immediate economic value to stockholders because they cannot be exercised unless and until a person, group or entity acquires 15% or more of the Company’s common stock or announces a tender offer.  The Plan also permits the Company’s Board of Directors to redeem each right for one cent under various circumstances.  In general, the Plan provides that if a person, group or entity acquires a 15% or larger stake in the Company or announces a tender offer, and the Company’s Board chooses not to redeem the rights, all holders of rights, other than the 15% stockholder, will be able to purchase a certain amount of the Company’s common stock for half of its market price.

Report of Independent Auditors

Stockholders and Board of Directors

Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of statements of income, changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. as of December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Chicago, Illinois

January 30, 2004

Old Second Bancorp Inc. and Subsidiaries
Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.o2bancorp.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Stock Market under the symbol “OSBC.” As of December 31, 2003, the Company had approximately 1,200 stockholders of record of its common stock.  The following table sets forth the range of prices during each quarter for 2003 and 2002.  Stock prices have been restated to reflect stock splits.

	2003			2002
	High	Low	Dividend	High	Low	Dividend
First quarter	$39.40	$36.33	$0.20	$30.94	$28.80	$0.15
Second quarter	43.25	37.82	0.20	36.82	29.04	0.20
Third quarter	44.40	39.36	0.20	42.55	34.80	0.20
Fourth quarter	51.97	42.97	0.20	39.92	36.60	0.20

Form 10-K and Other Information

We maintain a website at http://www.o2bancorp.com.  We make available free of charge on or through our website, our annual report on Form 10K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.  We will also provide copies of our filings free of charge upon written request to: J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp Inc., 37 South River Street, Aurora, Illinois 60506-4172.

Transfer Agent/Stockholder Services

Inquires related to stockholders records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp Inc.

c/o Robin Hodgson, VP Administration

37 River Street

Aurora, Illinois 60506-4172

(630) 906-5480

rhodgson@o2bancorp.com

Old Second Bancorp Inc. and Subsidiaries
Consolidated Balance Sheet

December 31, 2003
(In thousands)

	The Old Second National Bank	Old Second Mortgage Company	Old Second Bank Yorkville	Old Second Bank Kane	Old Second Financial, Inc.	Old Second Bancorp Inc. Parent Only	Consolidating Adjustments	Old Second Bancorp Inc. Consolidated
Assets
Cash and due from banks	$34,370	$61	$9,736	$9,875	$82	$1,248	$(204)	$55,168
Federal funds sold	25,175	—	—	—	—	—	(25,175)	—
Cash and cash equivalents	59,545	61	9,736	9,875	82	1,248	(25,379)	55,168
Securities available for sale	303,939	—	47,020	59,926	—	150	—	411,035
Loans held for sale	1,692	11,599	1,413	52	—	—	—	14,756
Loans	891,460	791	220,515	213,100	—	—	(6,328)	1,319,538
Allowance for loan losses	12,455	65	2,972	2,809	—	—	—	18,301
Net loans	879,005	726	217,543	210,291	—	—	(6,328)	1,301,237
Premises and equipment, net	21,159	554	4,887	6,356	—	77	—	33,033
Other real estate owned	—	—	663	—	—	—	—	663
Mortgage servicing rights, net	—	163	—	—	—	—	—	163
Goodwill, net	—	—	—	2,130	—	—	—	2,130
Core deposit intangible assets, net	—	—	1,066	—	—	—	—	1,066
Investment in subsidiaries	4,849	—	—	—	—	147,571	(151,569)	851
Accrued interest and other assets	11,502	896	3,224	3,995	—	271	(1,146)	18,742
Total assets	$1,281,691	$13,999	$285,552	$292,625	$82	$149,317	$(184,422)	$1,838,844

Liabilities
Deposits:
Demand	$158,176	$—	$29,249	$27,218	$—	$—	$(204)	$214,439
Savings	508,652	148	115,832	113,206	—	—	—	737,838
Time	353,673	—	103,857	114,827	—	—	—	572,357
Total deposits	1,020,501	148	248,938	255,251	—	—	(204)	1,524,634
Securities sold under repurchase agreements	47,572	—	276	—	—	—	—	47,848
Other short-term borrowings	105,362	—	12,524	13,335	—	—	(25,175)	106,046
Notes payable	—	6,328	—	—	—	500	(6,328)	500
Trust preferred debentures						30,216		30,216
Accrued interest and other liabilities	6,975	2,674	1,294	1,147	55	1,607	(1,146)	12,606
Total liabilities	1,180,410	9,150	263,032	269,733	55	32,323	(32,853)	1,721,850

Stockholders’ Equity
Common stock	2,160	10	525	1,000	25	8,230	(3,720)	8,230
Surplus	14,068	457	3,525	13,533	—	11,940	(31,583)	11,940
Retained earnings	82,894	4,382	18,125	7,857	2	144,157	(113,260)	144,157
Accumulated other comprehensive income	2,159	—	345	502	—	3,005	(3,006)	3,005
Treasury stock	—	—	—	—	—	(50,338)	—	(50,338)
Total stockholders’ equity	101,281	4,849	22,520	22,892	27	116,994	(151,569)	116,994

Total liabilities and stockholders’ equity
	$1,281,691	$13,999	$285,552	$292,625	$82	$149,317	$(184,422)	$1,838,844