Form 10-K, Exhibit 13
period 2004-12-31
OLD SECOND BANCORP INC
filed 2005-03-15
CIK 357173

Exhibit 13.1

Old Second Bancorp Inc.

2004 Annual Report

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

Bancorp Highlights:

Old Second National Bank

Bancorp Directors

Old Second Bank-Yorkville

Old Second Bank-Kane County

Old Second Mortgage

2004 YearEnd
Letter to Stockholders

For Old Second Bancorp, 2004 was an exceptional year. We ended the year with over $2 billion in assets and achieved records in earnings and growth.

The following represent some of the noteworthy achievements for the year:

•                  Net income for the year was $26.3 million versus $22.1 million a year ago. This is up 19% from record income in 2003.

•                  Basic earnings of $1.96 per share compared with $1.57 per share in 2003, a 25% increase.

•                  Dividends increased for the 38th consecutive year.

•                  Loans increased to $1.5 billion, a 14% increase.

•                  Deposits increased to $1.8 billion, an 18% increase.

•                  Return on equity was at 20.86%, versus 17.65% in 2003.

•                  Return on assets was at 1.34%, versus 1.30% in 2003.

•                  Total assets of the holding company grew 14% to approximately $2.1 billion.

In 2004, we were able to maintain a quality loan portfolio, with net recoveries for the year of $94,000 compared to $719,000 in net charge-offs in 2003. In the fourth quarter of last year management conducted a comprehensive review of our allowance for loan losses. Although nonperforming loans increased from $2.6 million at year-end 2003 to $5.3 million at year-end 2004, as a result of our detailed analysis we made a negative provision to the reserve of $2.9 million before taxes. This resulted in an increase in income. The reserve ended the year at $15.5 million, or 1.03% of loans.

In addition, earnings for the year were negatively impacted in the second quarter by a $1.75 million charge for the settlement of a damage award.

The markets in which our banks and branches are located continue to have very strong growth and contain some of the largest and fastest growing cities in Illinois and the nation. Aurora, our headquarters, is now the second largest city in Illinois with a population of over 150,000.

Our “right size” strategy and our de novo branching into new contiguous markets have allowed us to grow our market share and we continue to have the #1 deposit market share in both Kane and Kendall Counties. The “right size” strategy blends the best that large banks have to offer with the best of small banks and is a large contributor to our growth and success.

Our de novo branching strategy involves our opening of branches in contiguous fast growing areas like Elgin, Joliet, Hampshire, Plainfield, and Naperville/Lisle. We now have 27 locations with 4 more in process.

Our sales culture throughout the company continues to be strong and all employees are a part of this dedicated philosophy.

During 2004, we continued working through the various corporate governance issues presented in the Sarbanes-Oxley laws. We have long believed that many of the principles now being imposed on public companies through rules and regulations are important. In addition, the banking industry has always been subject to a greater degree of scrutiny than non-public companies in unregulated industries. Strong corporate governance is an ongoing process and we are proud of our long-time achievements in this area. You are encouraged to visit our website at www.o2bancorp.com for the various corporate governance and investor relations sites located there.

During 2004, a two-for-one stock split, effected in the form of a stock dividend, took place. Our stock closed at $31.88 on December 31, 2004 and continued with our strong price appreciation of 28.8% for 2004.

We look forward to the challenges of 2005 and believe we are well positioned in great markets with solid strategies and an exceptional staff that will allow us to continue with strong results for many years to come.

We are grateful to all of our employees who are key to our success. I would also like to thank our Directors for their guidance and support and our stockholders for their confidence and loyalty as well as our customers for their business.

/s/ William B. Skoglund
William B. Skoglund
Chairman

Old Second Bancorp Inc. and Subsidiaries

Financial Highlights

(In thousands, except share data)

	2004	2003	2002	2001	2000
Balance sheet items at year-end
Total assets	$2,102,266	$1,838,844	$1,608,087	$1,333,348	$1,149,442
Loans	1,509,076	1,319,538	1,061,867	895,455	729,732
Deposits	1,798,849	1,524,634	1,390,661	1,090,816	996,478
Notes payable	2,700	500	—	33,393	3,429
Junior subordinated debentures	31,625	31,625	—	—	—
Stockholders’ equity before other comprehensive income	134,664	113,989	127,700	120,220	111,491
Stockholders’ equity	134,988	116,994	133,076	124,946	112,962

Results of operations
Net interest income	$68,359	$62,376	$57,482	$49,501	$41,325
Provision for loan losses	(2,900)	3,251	3,805	3,840	1,380
Net income	26,287	22,108	20,146	17,223	13,471

Per share data
Basic earnings per share	$1.96	$1.57	$1.36	$1.12	$0.86
Diluted earnings per share	1.94	1.56	1.35	1.11	0.86
Dividends declared	0.46	0.40	0.38	0.28	0.23
Stockholders’ equity before other comprehensive income	10.03	8.51	8.64	7.90	7.17
Stockholders’ equity	10.06	8.74	9.00	8.21	7.26

Weighted average shares outstanding	13,413,263	14,096,244	14,859,764	15,390,450	15,702,552
Shares outstanding at year-end	13,424,346	13,387,480	14,786,208	15,215,184	15,552,250

Note: The numbers of shares and per share amounts have been adjusted to reflect the May 21, 2002 four-for-three and the June 15, 2004 two-for-one stock splits, both effected in the form of a stock dividend.

Old Second Bancorp Inc. and Subsidiaries
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Overview

Old Second Bancorp is a financial services company with its main headquarters located in Aurora, Illinois. The consolidated financial statements include Old Second Bancorp Inc. and its wholly owned subsidiaries, which are together referred to as the “Company”:

•                  The Old Second National Bank of Aurora (“Old Second Bank”)

•                  Old Second Bank - Yorkville

•                  Old Second Bank - Kane County

•                  Old Second Financial, Inc., which provides insurance agency services.

•                  Old Second Mortgage Company, which provides mortgage-banking services. During 2002, Old Second Mortgage Company became a wholly owned subsidiary of Old Second Bank. Inter-company transactions and balances are eliminated in consolidation.

•                  Old Second Capital Trust I, which was formed for the exclusive purpose of issuing trust preferred securities in an offering that was completed in July 2003.

•                  Old Second Affordable Housing Fund, L.L.C., which was formed for the purpose of providing down payment assistance for home ownership to qualified individuals.

The banking subsidiaries are referred to as the “Banks.”

The Company provides financial services through its twenty-five banking locations and four mortgage banking offices located in Kane, Kendall, DeKalb, DuPage and LaSalle counties in Illinois. In addition, a branch in Joliet, Illinois, opened in January 2005, and a new branch in Lisle, Illinois, will open in the first quarter of 2005. Our primary deposit products are checking, savings, and certificates of deposit, and our primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans. A major portion of our loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Old Second Bank also engages in trust operations. Inter-company transactions and balances are eliminated in consolidation.

The Company recorded net income of $26.3 million or $1.94 diluted earnings per share in 2004, which compares with $22.1 million, or $1.56 per share in 2003, and $20.1 million, or $1.35 per share in 2002. Basic earnings per share were $1.96 in 2004, $1.57 in 2003, and $1.36 in 2002. Growth in net interest income was the primary cause of the increase in net income. Net interest income grew $6.0 million (9.6%) to $68.4 million in 2004, and grew $4.9 million (8.5%) to $62.4 million in 2003, due to an increase in earning assets in each year and a decrease in deposit rates. Year-end total assets were $2.10 billion as of December 31, 2004, an increase of $263.0 million from $1.84 billion as of December 31, 2003. Average assets were $1.96 billion, $1.70 billion, and $1.45 billion in 2004, 2003, and 2002, respectively.

Application of critical accounting policies

The Company’s consolidated financial statements are prepared in accordance with United States generally accepted accounting principles and follow general practices within the banking industry.  Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements. Future changes in information may affect these estimates, assumptions, and judgments; which, in turn, may affect amounts reported in the financial statements.

All significant accounting policies are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and on how those values are determined.

Management has determined that our accounting policies with respect to the allowance for loan losses is the accounting area requiring subjective or complex judgments that is most important to the Company’s financial position and results of operations, and therefore, is our only critical accounting policy.  The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated statement of condition. The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio. A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the terms of the loan agreement. The value of the loan is determined based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. There were no material impaired loans as of December 31, 2004 or December 31, 2003. In addition, a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section that follows.

Results of operations

Net interest income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest bearing liabilities. Net interest margin is the ratio of tax-equivalent net interest income to average earning assets. Increases in net interest income during this period were primarily the result of increases in average earning assets, which more than offset a decline in the net interest margin.

Net interest income was $68.4 million in 2004, $62.4 million in 2003, and $57.5 million in 2002. Average earning assets were $1.86 billion in 2004, an increase of $240.9 million (14.9%) from $1.62 billion in 2003. Average earning assets were $1.38 billion in 2002. Average loans increased $238.2 million (20.1%) from $1.183 billion in 2003 to $1.421 billion in 2004. During 2003, average loans increased $213.3 million (22.0%) from $970.0 million in 2002. Average interest bearing liabilities were $1.60 billion in 2004, an increase of $233.8 million (17.2%) from $1.36 billion in 2003. In 2003, average interest bearing liabilities increased $220.0 million (19.3%) from $1.14 billion in 2002. The net interest margin was 3.78%, 3.95%, and 4.28%, in 2004, 2003, and 2002, respectively.

Given the Company’s mix of interest bearing liabilities and interest earning assets on December 31, 2004, the net interest margin could be expected to increase in a rising rate environment and conversely, to decline in a falling interest rate environment. After being held stable at 1.00% for 12 straight months, 2004 Federal Funds saw a trend of general increases in interest rate levels starting in June. The Federal Open Market Committee (“FOMC”) has increased the target for the Federal Funds rate 25 basis points at each of its last 6 meetings, increasing the rate from 1.00% on May 4, 2004, to 2.5% by February 2, 2005. This resulted in a total increase of 125 basis points during 2004, the highest Federal Funds rate since October 2, 2001, when the rate was also 2.50%. These actions caused a corresponding increase in the Bank’s prime rate from 4.00% to 5.25% during this same time period in 2005. Costs associated with generating an 18% deposit growth in 2004 contributed to a decline in the net interest margin. This was partially offset by the positive impact of market rate increases and a slightly sensitive balance sheet. Since the Federal Reserve began increasing rates in May 2004, the decline in the net interest margin slowed. The net interest margin decreased from 3.91% in the first quarter to 3.81% in the second quarter, but remained relatively stable in the second half of 2004, at 3.72% in the third quarter and 3.71% in the fourth quarter.

Provision for loan losses

In 2004, the Company released $2.9 million of the allowance for loan losses. The provision for loan losses was $3.3 million for 2003 and $3.8 million for 2002. The determination by management to reduce the allowance for loan losses was based on a number of factors, including the quality of the loan portfolio and favorable loan loss experience. Provisions for loan losses are made to provide for probable and estimable losses inherent in the loan portfolio. In the fourth quarter of 2004, management conducted a comprehensive review of its allowance for loan losses. As a result of enhancements to the methodology and internal evaluations of probable and estimable losses, management determined that the adjustment was appropriate.

Net recoveries were $94,000 in 2004. Net charge-offs were $719,000 and $349,000 in 2003 and 2002, respectively. When compared with total loans, net charge-offs (recoveries) as a percent of total average loans were (0.01%), 0.06%, and 0.04%, in 2004, 2003, and 2002.

The allowance for loan losses was $15.5 million or 1.03% of loans and 295.4% of nonperforming loans as of December 31, 2004. This compares with an allowance for loan losses of $18.3 million or 1.39% of total loans as of December 31, 2003, which was 691.7% of nonperforming loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing.

The allowance for loan losses consists of specific reserves, allocated general reserves, and unallocated reserves. The components of the allowance for loan losses represent estimations pursuant to SFAS 5, Accounting for Contingencies, and SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category.

Specific allocations

Management on a quarterly basis determines the specific allocations. This is done by reviewing, on an individual loan basis, all loans considered Impaired under SFAS 114 and 118, as well as all Problem and Watch loans.

SFAS 114 defines a loan as impaired when, based on current information and events, it is probable that a creditor may be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans (Risk rate 6) are defined by the Company’s loan policy as “A credit that is inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness that jeopardizes the liquidation of the debt. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified.”

Watch loans (Risk rate 5) are defined by the Company’s loan policy as “Credits or Other Assets Especially Mentioned, are in this category because they are currently protected, but exhibit potential weaknesses, which if not corrected could result in the credit becoming an unwarranted credit risk. No loss of principal or interest is currently anticipated. Specific conditions that apply to a 5 rated credit are further outlined in the OCC Handbook, under OAEM (Other Assets Especially Mentioned).”

In addition, nonaccrual loans, loans over 90 days past due, troubled debt restructurings or any loans considered doubtful or loss are reviewed. The individual loan officers analyze these loans on a quarterly basis with the results reported to the Loan Review Committee on a credit management report.

Specific allocations, if necessary, are determined at a quarterly meeting, which is chaired by the Vice President of Loan Review.  The committee consists of the Company President, the Bank Presidents, the Senior Lender, and other senior lenders who are members of the loan committee

Management allocations/general reserves

On a quarterly basis, management considers a variety of factors to determine the appropriate level of general reserves for inherent loan losses, including historical net loss experience, volume trends in delinquencies and nonaccruals, national and local economic conditions, and downturns in specific local industries. These factors are considered on a quarterly basis and are adjusted when appropriate. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based on their judgments about information available to them at the time of their examination.

The unallocated portion of the allowance for loan losses recognizes inherent but undetected losses in the loan portfolio. While management analyzes customer performance, ratings migration, economic conditions, and interest rate risk, all potential risks of making loans are not determinable. This is due to several factors including:

•     Timing delays in receiving information regarding a customer’s financial condition.

•      Changes in individual business climates.

•      The judgmental nature of individual loan evaluations and collateral assessments.

•      The open interpretation of economic trends.

The analysis of these factors involves a high degree of judgment by management. Because of the imprecision surrounding these factors, management estimates a range of inherent losses and maintains the “unallocated” allowance that is not allocated to a specific category.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 2004.

Noninterest income

Noninterest income declined from $29.2 million in 2003 to $25.9 million in 2004. The decline in noninterest income in 2004 was primarily the result of reduced mortgage banking activity. Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions. Noninterest income increased in 2003 from $25.3 million in 2002. The increase in noninterest income in 2003 was primarily related to the increase in mortgage banking income and service charges on deposits. Mortgage-related noninterest income, principally gains on sales of mortgage loans, totaled $6.4 million in 2004, $12.6 million in 2003, and $10.4 million in 2002. The decrease in loan originations in 2004 was primarily the result of rising mortgage rates during the second half of 2003, which led to decreased mortgage refinance activity and decreased demand for home mortgages, a trend that continued into 2004.

Trust income increased to $5.8 million in 2004, an increase of $400,000 from $5.4 million in 2003. Trust income increased $338,000 during 2003 from $5.1 million in 2002. Assets under management were $848.5 million in 2004, $785.2 million in 2003, and $678.9 million in 2002. Trust income increased in 2004 due to greater assets under management and higher estate fees. Assets under management increased as a result of improved equity markets and new business development.

Service charges on deposits increased to $7.6 million in 2004 from $7.0 million in 2003, and $5.9 million in 2002. Deposit service charges have increased as a result of deposit growth, which was fueled by successful sales promotional campaigns, and new cash management products.

Other noninterest income increased from $3.9 million in 2002, to $4.2 million in 2003, and $5.5 million in 2004. The $1.3 million, or 31.4%, increase in 2004 was attributable to the purchase of bank owned life insurance (BOLI) during the second quarter of 2004 as well as higher debit and ATM card usage as a result of higher fees and expansion of the ATM network.  The $309,000, or 7.9%, increase in 2003 was a result of higher debit and ATM card usage and fee income of Old Second Financial, Inc., our insurance agency subsidiary.

Loans sold were $292.5 million in 2004, $619.6 million in 2003, and $468.9 million in 2002. Old Second Mortgage Company sells mortgage loans on a servicing-released basis instead of retaining originated servicing rights.

Noninterest expenses

Noninterest expenses were $57.6 million in 2004, $54.2 million in 2003, and $48.1 million in 2002. Our efficiency ratio increased slightly to 59.9% in 2004, from 58.2% in 2003, and 57.0% in 2002. The efficiency ratio measures noninterest expenses as a percentage of tax-equivalent gross revenues. Because a financial institution’s largest noninterest expense is the cost of staffing, management of this cost has a significant impact on efficiency. Salaries and employee benefits were $33.6 million in 2004, $34.1 million in 2003, and $29.4 million in 2002. The decrease during 2004 was due to centralization of operations, and a decrease in commissions related to the decreased volume in mortgage loan originations, offset by the increases in new branch openings. In addition, earnings for the year were negatively impacted in the second quarter by a $1.75 million charge for the settlement of a damage award. The primary cause of the increase in noninterest expenses during 2003 was an increase in the expenses of Old Second Mortgage Company.  Its business continued to increase during the first three quarters of 2003 as a result of decreased interest rates. Salaries and benefits at Old Second

Mortgage Company increased $1.3 million during 2003, and decreased $2.1 million during 2004, as a result of the fluctuation in volume of mortgage loan originations.

Occupancy expenses were $3.8 million in 2004, $3.4 million in 2003, and $2.9 million in 2002. Furniture and equipment expenses were $4.6 million in 2004, $4.1 million in 2003, and $4.3 million in 2002. The increase in occupancy and furniture and equipment expense has been directly related to the opening of new branches and the remodeling of offices.

Income taxes

The Company’s provisions for Federal and State of Illinois income taxes were $13.3 million, $12.1 million, and $10.8 million during the years ended December 31, 2004, 2003, and 2002. The effective income tax rate for these years was 33.6%, 35.3%, and 34.8%. The decrease in the 2004 effective tax rate was the result of tax-exempt income increasing from $2.8 million in 2003 to $3.6 million in 2004. The increase in the 2003 effective tax rate was the result of tax-exempt income decreasing from $3.0 million in 2002 to $2.8 million in 2003, while taxable income increased from $17.1 million in 2002 to $19.3 million in 2003.

Financial condition

Total assets were $2.10 billion as of December 31, 2004, an increase of $263.4 million from December 31, 2003. A significant portion of this 14.3% increase was associated with an increase in loans from $1.32 billion to $1.51 billion, and an increase in securities available for sale from $411.0 million to $452.9 million during 2004. Deposits were $1.80 billion as of December 31, 2004, an increase of $274.2 million from December 31, 2003.

Investments

Securities available for sale increased $41.9 million during 2004, from $411.0 million as of December 31, 2003, to $452.9 million as of December 31, 2004. Securities available for sale increased as funds were moved from federal funds sold to securities available for sale in order to attain higher yields and to manage interest rate risk. State and political subdivision securities were $131.6 million, an increase of $49.3 million from a year earlier. State and political subdivision securities comprised 29.1% of the portfolio as of December 31, 2004, and 20.0% of the portfolio as of December 31, 2003. U.S. government agency securities were $313.2 million, a decrease of $7.3 million from a year earlier. U.S. government agency securities comprised 69.1% of the portfolio as of December 31, 2004, and 78.0% of the portfolio as of December 31, 2003. These changes did not represent a change in investment policy.  The net unrealized gains in the portfolio decreased from $5.0 million as of December 31, 2003 to $537,000 as of December 31, 2004.

Loans

Total loans increased $188.3 million (14.3%) during 2004, from $1.32 billion as of year-end 2003 to $1.51 billion as of year-end 2004, with the most significant changes occurring in real estate loans. Residential mortgages increased $105.2 million (25.7%) from $408.8 million at December 31, 2003 to $514.0 million at December 31, 2004; construction loans increased $51.0 million (23.3%) from $218.5 million at December 31, 2003 to $269.5 million at December 31, 2004; and commercial real estate loans increased from $459.0 million at December 31, 2003 to $514.8 million at December 31, 2004, an increase of $55.8 million or 12.1%. At the same time, commercial and industrial loans decreased from $192.4 million at December 31, 2003 to $171.1 million at December 31, 2004, a decrease of $21.4 million or 11.1% and installment loans decreased $2.3 million (5.2%) from $44.5 million at December 31, 2003 to $42.2 million at December 31, 2004.

The Company experienced strong loan growth for a variety of reasons. Among these reasons were a marketing strategy emphasizing a unique combination of lending strength and personal service that is very appealing to small to mid-sized businesses; a stable, well-trained, and motivated sales staff; and locations in a rapidly developing area in the Chicago Suburbs. All of the loan growth was derived from within the Company’s market area, with no supplementation from purchased loans. Because the Company is located in growing areas, real estate lending (including commercial, residential, and construction), is a significant portion of the portfolio. These categories comprised 86.0% of the portfolio as of December 31, 2004, and 82.3% of the portfolio as of December 31, 2003. Within the real estate loan portfolio, the Company regularly monitors levels of diversification by type of real estate to optimize a risk/return balance.

In the fourth quarter of 2004, management conducted a comprehensive review of our allowance for loan losses. Although nonperforming loans increased from $2.6 million at year-end 2003 to $5.3 million at year-end 2004, as a result of our detailed analysis, we made a negative provision to the reserve of $2.9 million before taxes. This resulted in an increase in income. Nonperforming loans include loans in nonaccrual status, renegotiated loans, and loans past due ninety days or more and still accruing. As a result of enhancements to the methodology and internal evaluations of probable and estimable losses, management determined that this adjustment was appropriate. Net recoveries for 2004 were $94,000, compared to net charge offs of $719,000 in 2003.

A discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section above. One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans. The allowance for loan losses as a percentage of total loans was 1.03% as of December 31, 2004, compared to 1.39% as of December 31, 2003. In management’s judgment, an adequate allowance for estimated losses has been established; however there can be no assurance that such losses will not exceed the estimated amounts in the future.

Although economic conditions have generally improved, and there are numerous indications of emerging strength, it is not certain that this strength is sustainable, or that it will extend to all areas of the economy.  Management, along with many other financial institutions, remains cautious about the economic outlook. Furthermore, a slowdown in the real estate market could adversely affect consumer confidence and collateral values. These events could still adversely affect cash flows for both commercial and individual borrowers, as a result of which, the Company could experience increases in problem assets, delinquencies, and losses on loans.

Sources of funds

The Company’s primary source of funds is customer deposits. Total deposits grew $274.2 million during 2004, to $1.80 billion as of December 31, 2004. Most of the growth was in certificate of deposit and money market accounts. Money market accounts grew $17.8 million (4.6%) during 2004. At the same time, certificates of deposit of less than $100,000 increased $119.9 million (30.7%), and certificates of deposit of $100,000 or more increased $92.7 million (50.9%). Pricing and sales strategies targeted growth in transactional deposit accounts, and customer reinvestment of maturing time deposit balances to longer-term maturities. Successful selling efforts in these areas resulted in an increase in new account relationships and core funding sources.

The Company also utilizes repurchase agreements as a source of funds. Repurchase agreements, which are typically of short-term duration, were $45.2 million as of December 31, 2004, a decrease of $2.6 million from $47.8 million as of December 31, 2003. Other short-term borrowings decreased from $106.0 million to $75.8 million, primarily due to the decrease in federal funds purchased. The note payable had an outstanding balance of $2.7 million as of December 31, 2004 compared to $500,000 as of December 31, 2003 due to changes in short term funding needs. The Company is currently maintaining liquid assets and delivering consistent growth in core funding to provide funding for loan growth.

During June 2003, the Company completed the sale of $31.6 million of junior subordinate debentures.

Capital

Total stockholders’ equity increased $18.0 million during 2004, from $117.0 million as of December 31, 2003, to $135.0 million as of December 31, 2004. Net income of $26.3 million, reduced by dividends of $6.2 million, contributed retained earnings of $20.1 million during 2004. During 2004, a $2.7 million decrease in net unrealized securities gains decreased stockholders’ equity.  In 2003, net income of $22.1 million, reduced by dividends of $5.5 million, contributed retained earnings of $16.6 million. During 2003, stockholders’ equity decreased $2.4 million relating to a change in net unrealized securities gains. The exercise of stock options and the related tax benefit contributed $562,000 to stockholders’ equity in 2004, and $1.12 million in 2003. On June 16, 2004, the Board of Directors of the Company declared a 2-for-1 stock split effected in the form of a stock dividend payable on July 28, 2004 to stockholders of record on July 16, 2004. On May 21, 2002, the Board declared a 4-for-3 stock split, effected in the form of a stock dividend payable on June 24, 2002 to stockholders of record on June 14, 2002. All historical share data and per share amounts have been restated to reflect these stock splits.

During June 2003, the Company completed its tender offer for shares of its common stock, in which 723,053 shares were repurchased at $42.50 per share. The total cash payment required to complete the tender offer was approximately $30.7 million, which was funded by the sale of trust preferred securities. The Company completed the sale of $27.5 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in June 2003. An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003. The trust preferred securities are amortized over a 30 year period Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.

Return on average equity rose to 20.86% in 2004, from 17.65% in 2003, and 15.84% in 2002. Two primary factors contributed to this increase. First, net income increased during this period of time, from $20.1 million in 2002 to $22.1 million in 2003, and $26.3 million in 2004. Second, an increase in dividends paid and the repurchase of Company shares, including the tender offer in 2003, reduced average equity, resulting in increasing returns on average equity.

The Company and its three subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies Capital adequacy guidelines provide for five classifications, the highest of which is well capitalized.  The Company and the Banks were categorized as well capitalized as of December 31, 2004.

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated.  Capital levels and minimum required levels:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:
Total capital to risk weighted assets
Consolidated	$177,554	11.06%	$128,430	8.00%	$160,537	10.00%
Old Second	123,156	11.53	85,451	8.00	106,814	10.00
Tier 1 capital to risk weighted assets
Consolidated	162,059	10.09	64,245	4.00	96,368	6.00
Old Second	112,208	10.50	42,746	4.00	64,119	6.00
Tier 1 capital to average assets
Consolidated	162,059	7.85	82,578	4.00	103,222	5.00
Old Second	112,208	7.98	56,245	4.00	70,306	5.00

December 31, 2003:
Total capital to risk weighted assets
Consolidated	$158,377	11.40%	$111,142	8.00%	$138,927	10.00%
Old Second	110,872	11.79	75,231	8.00	94,039	10.00
Tier 1 capital to risk weighted assets
Consolidated	140,993	10.14	55,619	4.00	83,428	6.00
Old Second	99,105	10.54	37,611	4.00	56,417	6.00
Tier 1 capital to average assets
Consolidated	140,993	7.91	71,299	4.00	89,123	5.00
Old Second	99,105	7.98	49,677	4.00	62,096	5.00

Quantitative and qualitative disclosure about market risk

Liquidity and market risk

Liquidity is the Company’s ability to fund operations, to meet depositor withdrawals, to provide for customer’s credit needs, and to meet maturing obligations and existing commitments. The liquidity of the Company principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings, and its ability to borrow funds.

Net cash inflows from operations were $10.1 million during 2004. Net cash outflows from investing activities were $244.6 million in 2004, as a result of $189.4 million in net principal disbursed on loans. Net cash outflows for the purchase of securities available for sale were $49.6 million as a result of cash inflows of $164.7 million for the sale of securities available for sale, offset by cash outflows of $214.3 million for the purchases of securities available for sale. Net cash inflows from financing activities were $238.0 million in 2004, which included a net increase in deposits of $274.2 million, offset by decreases in short-term borrowings of $30.3 million and a decrease in cash outflows for federal funds and repurchase agreements purchased of $2.6 million.

The following tables disclose information on the maturity of the Company’s contractual long-term obligations and commitments.

	Payments Due by Period (in thousands)
	Total	One year or less	1-3 years	4-5 years	After 5 years
Long-term debt	$—	$—	$—	$—	$—
Junior subordinated debentures	$31,625	$—	$—	$—	$31,625
Total contractual long-term cash obligations	$31,625	$—	$—	$—	$31,625

Management of investing and financing activities along with market conditions determine the level and the stability of net interest cash flows. Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principle determinant of growth in net interest cash flows.

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

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

	Expected Maturity Dates
	l Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
2004
Interest-earning Assets
Interest-bearing deposit with banks	$62	$—	$—	$—	$—	$—	$62
Average interest rate	2.02%	0.00%	0.00%	0.00%	0.00%	0.00%	2.02%

Federal funds sold	$—	$—	$—	$—	$—	$—	$—
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Securities	$65,063	$82,373	$66,260	$65,329	$24,454	$149,463	$452,942
Average interest rate	3.08%	2.95%	2.99%	3.34%	3.68%	3.61%	3.29%

Fixed rate loans	$88,809	$96,381	$78,857	$213,957	$92,795	$94,440	$665,239
Average interest rate	5.88%	6.16%	6.16%	5.94%	5.87%	5.83%	5.96%

Adjustable rate loans	$273,838	$63,604	$52,040	$42,114	$18,049	$410,789	$860,434
Average interest rate	5.75%	5.46%	5.46%	5.29%	5.29%	5.28%	5.46%
Total	$427,772	$242,358	$197,157	$321,400	$135,298	$654,692	$1,978,677

Interest-bearing Liabilities
Interest-bearing deposit with banks	$898,952	$178,692	$170,475	$20,676	$7,102	$272,624	$1,548,521
Average interest rate	1.79%	3.10%	2.82%	3.17%	2.93%	0.51%	1.85%

Short-term borrowings	$121,028	$—	$—	$—	$—	$—	$121,028
Average interest rate	1.37%	0.00%	0.00%	0.00%	0.00%	0.00%	1.37%

Notes payable	$2,700	$—	$—	$—	$—	$—	$2,700
Average interest rate	2.22%	0.00%	0.00%	0.00%	0.00%	0.00%	2.22%

Junior subordinated debentures	$—	$—	$—	$—	$—	$31,625	$31,625
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	7.80%	7.80%
Total	$1,022,680	$178,692	$170,475	$20,676	$7,102	$304,249	$1,703,874

Period gap	$(594,908)	$63,666	$26,682	$300,724	$128,196	$350,443	$274,803
Cumulative gap	(594,908)	(531,242)	(504,560)	(203,836)	(75,640)	274,803

2003
Interest-earning Assets
Interest-bearing deposit with banks	$169	$—	$—	$—	$—	$—	$169
Average interest rate	0.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%

Federal funds sold	$—	$—	$—	$—	$—	$—	$—
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Securities	$44,241	$69,518	$68,580	$57,451	$57,793	$113,452	$411,035
Average interest rate	4.20%	3.12%	2.98%	3.00%	3.51%	4.03%	3.50%

Fixed rate loans	$75,001	$71,321	$58,354	$206,848	$89,441	$86,783	$587,748
Average interest rate	6.34%	6.60%	6.60%	6.24%	6.19%	5.98%	6.29%

Adjustable rate loans	$267,197	$37,291	$30,510	$55,114	$23,620	$332,814	$746,546
Average interest rate	4.65%	4.54%	4.54%	4.76%	4.76%	5.05%	4.83%
Total	$386,608	$178,130	$157,444	$319,413	$170,854	$533,049	$1,745,498

Interest-bearing Liabilities
Interest-bearing deposit with banks	$806,907	$145,126	$42,395	$28,279	$21,061	$266,427	$1,310,195
Average interest rate	1.54%	3.05%	3.55%	3.98%	3.11%	0.48%	1.64%

Short-term borrowings	$153,894	$—	$—	$—	$—	$—	$153,894
Average interest rate	1.13%	0.00%	0.00%	0.00%	0.00%	0.00%	1.13%

Notes payable	$500	$—	$—	$—	$—	$—	$500
Average interest rate	2.23%	0.00%	0.00%	0.00%	0.00%	0.00%	2.23%

Junior subordinated debentures	$—	$—	$—	$—	$—	$31,625	$31,625
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	7.80%	7.80%
Total	$961,301	$145,126	$42,395	$28,279	$21,061	$298,052	$1,496,214

Period gap	$(574,693)	$33,004	$115,049	$291,134	$149,793	$234,997	$249,284
Cumulative gap	(574,693)	(541,689)	(426,640)	(135,506)	14,287	249,284

Controls and procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls were effective.

During 2004, management performed a comprehensive evaluation of the allowance for loan losses. As a result of this evaluation, changes were made that enhanced the methodology of determining the adequacy of the allowance for loan losses. Other than this change, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls.

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

Old Second Bancorp Inc. and Subsidiaries
Consolidated Balance Sheets

December 31, 2004 and 2003
(In thousands, except share data)

	2004	2003
Assets
Cash and due from banks	$58,662	$55,168
Federal funds sold	—	—
Cash and cash equivalents	58,662	55,168
Securities available for sale	452,942	411,035
Loans held for sale	16,597	14,756
Loans	1,509,076	1,319,538
Allowance for loan losses	15,495	18,301
Net loans	1,493,581	1,301,237
Premises and equipment, net	36,208	33,033
Other real estate owned	—	663
Goodwill, net	2,130	2,130
Core deposit intangible assets, net	711	1,066
Bank owned life insurance (BOLI)	20,670	—
Accrued interest and other assets	20,765	19,756
Total assets	$2,102,266	$1,838,844

Liabilities
Deposits:
Demand	$250,328	$214,439
Savings	763,637	737,838
Time	784,884	572,357
Total deposits	1,798,849	1,524,634
Securities sold under repurchase agreements	45,242	47,848
Other short-term borrowings	75,786	106,046
Junior subordinated debentures	31,625	31,625
Notes payable	2,700	500
Accrued interest and other liabilities	13,076	11,197
Total liabilities	1,967,278	1,721,850

Stockholders’ Equity
Preferred stock, $1.00 par value; authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 20,000,000 shares; issued 16,496,574 in 2004 and 16,459,708 in 2003 outstanding 13,424,346 in 2004 and 13,387,480 in 2003	16,497	16,460
Additional paid-in capital	12,480	11,940
Retained earnings	156,025	135,927
Accumulated other comprehensive income	324	3,005
Treasury stock, at cost, 3,072,228 shares in 2004 and 2003	(50,338)	(50,338)
Total stockholders’ equity	134,988	116,994
Total liabilities and stockholders’ equity	$2,102,266	$1,838,844

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Income

Years Ended December 31, 2004, 2003, and 2002
(In thousands, except share data)

	2004	2003	2002
Interest income
Loans, including fees	$82,665	$72,176	$66,429
Loans held for sale	782	2,193	1,911
Securities:
Taxable	10,624	10,883	13,899
Tax-exempt	3,265	2,486	2,587
Federal funds sold	58	105	664
Interest bearing deposits	4	1	1
Total interest income	97,398	87,844	85,491

Interest expense
Savings deposits	6,421	6,266	10,111
Time deposits	18,602	16,967	16,946
Repurchase agreements	450	511	662
Other short-term borrowings	1,037	477	277
Junior subordinated debentures	2,486	1,233	—
Notes payable	43	14	13
Total interest expense	29,039	25,468	28,009
Net interest income	68,359	62,376	57,482
Provision for loan losses	(2,900)	3,251	3,805
Net interest income after provision for loan losses	71,259	59,125	53,677

Noninterest income
Trust income	5,807	5,398	5,060
Service charges on deposits	7,634	6,968	5,893
Secondary mortgage fees	866	1,686	1,265
Gain on sale of loans	5,579	10,836	9,079
Securities gains, net	512	140	89
Bank owned life insurance	670	—	—
Other income	4,846	4,199	3,890
Total noninterest income	25,914	29,227	25,276

Noninterest expense
Salaries and employee benefits	33,603	34,099	29,410
Occupancy expense, net	3,780	3,376	2,855
Furniture and equipment expense	4,586	4,055	4,326
Amortization of core deposit intangible assets	355	355	355
Litigation settlement	1,750	—	—
Advertising expense	1,060	777	771
Other expense	12,474	11,513	10,339
Total noninterest expense	57,608	54,175	48,056
Income before income taxes	39,565	34,177	30,897
Provision for income taxes	13,278	12,069	10,751
Net income	$26,287	$22,108	$20,146

Basic earnings per share	$1.96	$1.57	$1.36
Diluted earnings per share	1.94	1.56	1.35

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of Cash Flow

Years Ended December 31, 2004, 2003, and 2002
(In thousands)

	2004	2003	2002
Cash flows from operating activities
Net income	$26,287	$22,108	$20,146
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,065	2,628	2,173
Amortization of mortgage servicing rights	11	37	38
Provision for loan losses	(2,900)	3,251	3,805
Provision for deferred taxes	1,125	(1,025)	(709)
Origination of loans held for sale	(402,842)	(812,326)	(566,352)
Proceeds from sale of loans held for sale	406,148	857,081	571,032
Gain on sale of loans held for sale	(5,312)	(10,861)	(9,114)
Change in current income taxes payable	1,357	993	(1,845)
Purchase of bank owned life insurance	(20,000)	—	—
Change in accrued interest receivable and other assets	(2,234)	(1,134)	(4,537)
Change in accrued interest payable and other liabilities	1,606	(2,384)	(3,730)
Premium amortization and discount accretion on securities	3,693	4,286	1,687
Securities gains, net	(512)	(140)	(89)
Amortization of core deposit intangible assets	355	355	355
Tax benefit from stock options exercised	215	335	251
Net cash provided by operating activities	10,062	63,204	13,111

Cash flows from investing activities
Proceeds from maturity of available for sale securities	136,177	223,784	216,163
Proceeds from sales of available for sale securities	28,556	20,477	—
Purchases of securities available for sale	(214,275)	(274,165)	(281,348)
Net change in loans	(189,444)	(258,922)	(166,892)
Sales of other real estate owned	663	—	—
Net purchases of premises and equipment	(6,240)	(5,918)	(7,554)
Net cash used in investing activities	(244,563)	(294,744)	(239,631)

Cash flows from financing activities
Net change in deposits	274,215	133,973	299,845
Net change in repurchase agreements	(2,606)	(12,926)	28,709
Net change in other borrowings	(30,260)	96,767	(23,744)
Proceeds from the issuance of junior subordinated debentures	—	31,625	—
Proceeds from notes payable	2,200	500	—
Paydown of notes payable	—	—	(33,393)
Proceeds from exercise of stock options	347	786	549
Dividends paid	(5,901)	(5,639)	(5,232)
Purchase of treasury stock	—	(31,442)	(7,897)
Net cash provided by financing activities	237,995	213,644	258,837
Net change in cash and cash equivalents	3,494	(17,896)	32,317
Cash and cash equivalents at beginning of year	55,168	73,064	40,747
Cash and cash equivalents at end of year	$58,662	$55,168	$73,064

Supplemental cash flow information
Income taxes paid	$11,903	$12,357	$12,082
Interest paid	28,024	25,732	26,175

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Consolidated Statements of
Changes in Stockholders’ Equity

Years Ended December 31, 2004, 2003, and 2002
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance, December 31, 2001	$16,314	$10,092	$104,813	$4,726	$(10,999)	$124,946
Net income	—	—	20,146	—	—	20,146
Change in net unrealized gain on securities available for sale, net of $430 tax benefit	—	—	—	650	—	650
Total comprehensive income						20,796
Dividend declared, $.38 per share	—	—	(5,551)	—	—	(5,551)
Cash dividend paid from 4 for 3 stock split	—	—	(18)	—	—	(18)
Stock options exercised	64	517	(32)	—	—	549
Tax effect of stock options exercised	—	251	—	—	—	251
Purchase of treasury stock	—	—	—	—	(7,897)	(7,897)
Balance, December 31, 2002	$16,378	$10,860	$119,358	$5,376	$(18,896)	133,076
Net income	—	—	22,108	—	—	22,108
Change in net unrealized gain on securities available for sale, net of $1,567 tax benefit	—	—	—	(2,371)	—	(2,371)
Total comprehensive income						19,737
Dividend declared, $.40 per share	—	—	(5,498)	—	—	(5,498)
Stock options exercised	82	745	(41)	—	—	786
Tax effect of stock options exercised	—	335	—	—	—	335
Purchase of treasury stock	—	—	—	—	(31,442)	(31,442)
Balance, December 31, 2003	$16,460	$11,940	$135,927	$3,005	$(50,338)	$116,994
Net income	—	—	26,287	—	—	26,287
Change in net unrealized gain on securities available for sale, net of $1,773 tax benefit	—	—	—	(2,681)	—	(2,681)
Total comprehensive income						23,606
Dividend declared, $.46 per share	—	—	(6174)	—	—	(6,174)
Stock options exercised	37	325	(15)	—	—	347
Tax effect of stock options exercised	—	215	—	—	—	215
Balance December 31, 2004	$16,497	$12,480	$156,025	$324	$(50,338)	$134,988

See accompanying notes to consolidated financial statements.

Old Second Bancorp Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002
(Table amounts in thousands, except per share data)

Note A: Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Old Second Bancorp Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora (“Old Second Bank”), Old Second Bank-Yorkville, Old Second Bank-Kane County, Old Second Financial, Inc. and Old Second Mortgage Company, together referred to as the “Company.”  Old Second Mortgage Company also does business as Maple Park Mortgage. During 2002, Old Second Mortgage Company became a wholly-owned subsidiary of Old Second Bank. The banking subsidiaries are referred to herein as the “Banks.” Inter-company transactions and balances are eliminated in consolidation. Certain items in prior periods have been reclassified to conform to the current presentation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans. A major portion of loans is secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Old Second Mortgage Company provides mortgage-banking services, Old Second Financial, Inc. provides insurance agency services and Old Second Bank also engages in trust operations.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers cash and due from banks and federal funds sold to be cash and cash equivalents. Generally, federal funds are intended to be sold for one-day periods.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses, net of income taxes, reported in accumulated other comprehensive income. Interest income includes amortization of purchase premium or discount. Realized gains and losses are determined based on the amortized cost of the specific security sold. Declines in the fair value that are deemed other than temporary, if any, are reported in noninterest income.

Loans Held for Sale: Old Second Mortgage Company originates residential mortgage loans, which consist of fixed rate mortgage loans conforming to established guidelines and held for sale to the secondary market. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Gains on the sale of these mortgage loans are recorded in the period in which the loans are sold.

Advertising Costs: All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest income is discontinued when full loan repayment is in doubt or when a loan becomes contractually past due by more than 90 days with respect to interest or principal. When a loan is placed in nonaccrual status, any accrued, unpaid interest is reversed to the related income account. Interest on nonaccrual loans is not recovered until such time as it is actually paid by the borrower.  Such payments can take the form of lump sums paid by the borrower, or more frequently, periodic installment payments. When a nonaccrual loan has improved to the point where its collection is no longer in question, payments are applied to recovery of the nonaccrual interest. As long as any question remains as to the collection of the loan, payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is inherently subjective, because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using various risk factors including, but not limited to past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.

The methodology for determining the appropriate level of the allowance for loan losses consists of three components: (i) specific reserves established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates.

Additions to the allowance for loan losses are expensed through the provision for loan losses and reductions in the allowance for loan losses are credited to the provision for loan losses. Loans believed by management to be uncollectible are charged against the allowance for loan losses and recoveries of previously charged-off loans are credited to the allowance for loan losses. Impaired loans are measured based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. There were no material impaired loans as of December 31, 2004 or December 31, 2003.

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

Other Real Estate Owned: Real estate acquired in settlement of loans is recorded at fair value when acquired, less estimated costs to sell. The difference between the net book value and fair value at the foreclosure date is charged to the allowance for loan losses. If fair value declines after acquisition, the carrying amount is reduced to the lower of the initial amount or fair value less costs to sell. Such declines are included in noninterest expense.

Goodwill and Core Deposit Intangibles: Goodwill is the excess of purchase price of an acquisition over the fair value of identified net assets acquired in an acquisition. Goodwill (and intangible assets deemed to have indefinite lives) is not amortized but is subject to annual impairment tests. Other intangible assets, including core deposit intangibles, are amortized over their useful lives.

Long-term Assets: These assets, including intangibles, are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Trust Assets and Fees: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company.  Income from trust fees is recorded on an accrual basis and is included as a component of noninterest income.

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

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain employees. Bank owned life insurance is recorded at its cash surrender value, which is the amount that can be realized.

Long-term Incentive Plan: In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and all subsequent amendments and clarifications. Under this method, no compensation cost is reorganized for stock options granted at or above fair market value.

The following pro forma information presents net income and earnings per share had the fair value method of SFAS No. 123 been used to measure compensation cost for stock option plans.

	2004	2003	2002
Net income as reported	$26,287	$22,108	$20,146
Pro forma net income	25,883	21,825	19,932
Basic earnings per share as reported	1.96	1.57	1.36
Pro forma basic earnings per share	1.93	1.55	1.34
Diluted earnings per share as reported	1.94	1.56	1.35
Pro forma diluted earnings per share	1.91	1.54	1.33

The pro forma effects were computed using option-pricing models with the following assumptions:

	2004	2003	2002
Risk free interest rate	4.00%	4.00%	4.05%
Expected option life, in years	5	10	10
Expected stock price volatility	25.0%	26.4%	24.7%
Dividend yield	1.50%	2.00%	2.00%

Expected life was based on contractual expiration date in 2002 and 2003. In 2004, the expected life was based on historical average holding period.

Common Stock Splits: On June 15, 2004, the board of directors declared a 2-for-1 stock split effected in the form of a stock dividend payable on July 28, 2004 to stockholders of record on July 16, 2004. On May 21, 2002, the board of directors declared a 4-for-3 stock split effected in the form of a stock dividend payable on June 24, 2002 to stockholders of record on June 14, 2002. All references to the number of common shares and per share amounts in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock splits for all periods presented.  Stock prices have been restated to reflect the changes for all periods presented.

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

Earnings Per Share: Basic earnings per share are net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effects of additional potential common shares issuable under stock options, computed based on the treasury stock method using the average market price for the period.  Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

Treasury Stock: Shares of Old Second Bancorp Inc. may be acquired for reissuance in connection with stock option plans, for future stock dividend declarations, and for general corporate purposes. Treasury shares acquired are recorded at cost.

Derivative Financial Instruments: Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”), which was subsequently amended by SFAS No. 138, requires companies to record derivatives on the balance sheet as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding, known as rate lock commitments. Rate lock commitments on mortgage loans to be held for sale are considered derivatives. The Company enters into hedging instruments, primarily fixed-rate sale obligations, in order to offset movement in the value of the rate lock commitments, creating a fair value hedge. Adjustments are made to reflect the fair value of both the hedging instruments and the rate lock commitments, with any difference immediately recognized as an adjustment to income.

Comprehensive Income: Comprehensive income is the total of net income and certain other items that are charged or credited to stockholders’ equity. The Company includes changes in unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income. Comprehensive income is presented in the Consolidated Statement of Changes in Stockholders’ Equity and accumulated other comprehensive income is reported in the Consolidated Balance Sheets.

Variable Interest Entity: In December 2003, the FASB revised FIN No. 46, “Consolidation of Variable Interest Entities.” FIN 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights. As of December 31, 2004, the Company applied the provisions of FIN 46 to Old Second Capital Trust I, a wholly-owned subsidiary trust that issued capital securities to third-party investors. As a result, Old Second Capital Trust I is an unconsolidated subsidiary of the Company. The issuance of trust preferred securities through this trust subsidiary is discussed further in Note I.

Segment Reporting: Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Public companies are required to report certain financial information about operating segments. The Company’s chief operating decision maker evaluates the operations of the Company as one operating segment, Community Banking. As a result, disclosure of separate segment information is not required.

The Company offers the following products and services to external customers: deposits, loans and trust services. Revenues for each of these products and services are disclosed separately in the consolidated statements of income.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Banks to the Company or by the Company to stockholders.

New Accounting Pronouncements: On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, “Accounting for Stock- Based Compensation.” Statement 123 (R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123 (R) is effective for periods beginning after June 15, 2005. The Company expects to adopt Statement 123 (R) on July 1, 2005.

As permitted by Statement 123, the Company accounts for share-based payments to employees using APB No. Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123 (R)’s fair value method will have a significant impact on results of operations, although it will have no impact on the overall financial position. The impact of adoption of Statement 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123 (R) in prior periods, the impact of that standard would have approximated the impact of statement 123 as described in the disclosure of pro forma net income and earnings per share in Note A to the consolidated financial statements.

In March 2004, the FASB Emerging Issues Task Force (“EITF”) released Issue 03-01, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EIFT 03-1, effective for periods beginning after June 15, 2004, provides guidance for determining other-than-temporary impairment for certain debt and equity investments. In September 2004, the FASB staff issued FASB Staff Position (FSP) EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The disclosure requirements of EITF 03-1 remain in effect and are presented in Note C, Securities. Although the amount of other-than-temporary impairment that may need to be recognized in the future will be dependent on market conditions and other factors, management does not anticipate that the issuance of the final guidance will have a material effect on financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addressed accounting for loans and certain debt securities acquired in a business combination. Loans and certain debt securities are to be recorded at present value when it is probable that all contractual cash flows on a loan will not be collected. SOP 03-3 also requires the excess of all cash flows over the initial present value to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent decreases are recognized as impairment. SOP 03-3 is effective for loans and debt securities acquired beginning after December 15, 2004, and is not expected to have a material impact on financial condition or results of operations.

Note B: Cash and Due from Banks

Old Second Bank is required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, the average reserve balance was $14,212,000 during 2004.

Note C: Securities

Securities available for sale at December 31 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2004
U.S. Treasury	$998	$—	$6	$992
U.S. Government agencies	313,768	850	1,449	313,169
States and political subdivisions	130,448	1,845	703	131,590
Mortgage-backed and equity securities	7,190	1	—	7,191
	$452,404	$2,696	$2,158	$452,942

2003
U.S. Treasury	$2,004	$7	$—	$2,011
U.S. Government agencies	317,353	3,726	540	320,539
States and political subdivisions	80,559	2,133	396	82,296
Mortgage-backed and equity securities	6,127	62	—	6,189
	$406,043	$5,928	$936	$411,035

	Amortized Cost	Weighted Average Yield	Fair Value
Due in one year or less	$64,974	3.08%	$65,063
Due after one year through five years	238,956	3.14%	238,279
Due after five years through ten years	69,709	3.58%	70,686
Due after ten years	71,575	3.94%	71,723
	$445,214	3.33%	$445,751
Mortgage-backed and equity securities	7,190	5.93%	7,191
	$452,404	3.37%	$452,942

	Less than 12 months in an unrealized loss position
	Unrealized Losses Amount	Fair Market Value	Number of Securities
U.S. Treasury	$6	$992	1
U.S. Government agencies	810	182,685	45
States and political subdivisions	489	46,373	69
	$1,305	$230,050	115

	Greater than 12 months in an unrealized loss position
	Unrealized Losses Amount	Fair Market Value	Number of Securities	Unrealized Loss Total
U.S. Treasury	$—	$—	—	$6
U.S. Government agencies	639	39,326	15	1,449
States and political subdivisions	214	17,194	36	703
	$853	$56,520	51	$2,158

The unrealized loss of the securities portfolio is attributable to the increase in interest rates, which has caused the amortized cost to be more than the current fair value. If interest rates would decrease, the individual securities would then increase in value. The securities affected are primarily issued by FNMA and FHLMC, and are not related to credit quality deterioration. The Company has the ability and intent to hold all securities in an unrealized loss position until maturity or such time that they are no longer in a loss position. Securities with a fair value of approximately $300.6 million and $269.5 million at December 31, 2004, and 2003, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

Note D: Loans

Major classifications of loans at December 31 were as follows:

	2004	2003
Commercial and industrial	$171,058	$192,444
Real estate - commercial	514,782	459,014
Real estate - construction	269,537	218,519
Real estate - residential	514,020	408,789
Installment	42,155	44,449
	$1,511,552	$1,323,215
Unearned origination fees	(2,476)	(3,677)
	$1,509,076	$1,319,538

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan. The type of collateral, when required, will vary in ranges from liquid assets to real estate. The Company’s access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company’s lending standards and credit monitoring procedures. The Banks generally make loans within their market areas. There are no significant concentrations of loans where the customers’ ability to honor loan terms is dependent upon a single economic sector.

Past due and nonaccrual loans at December 31 were as follows:

	2004	2003	2002
Nonaccrual loans	$5,129	$2,265	$4,803
Interest income recorded on nonaccrual loans	202	183	6
Interest income which would have been accrued on nonaccrual loans	344	165	287
Loans 90 days or more past due and still accruing interest	116	381	641

Loans to principal officers, directors, and their affiliates, which were made in the ordinary course of business, in 2004 and 2003, were as follows at December 31:

	2004	2003
Beginning balance	$26,856	$26,339
New loans	67,574	65,598
Repayments	(71,735)	(65,081)
Ending balance	$22,695	$26,856

Note E: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2004	2003	2002
Balance at beginning of year	$18,301	$15,769	$12,313
Provision for loan losses	(2,900)	3,251	3,805
Loans charged-off	(757)	(1,476)	(1,160)
Recoveries	851	757	811
Balance at end of year	$15,495	$18,301	$15,769

Loans are considered impaired when it is probable that the Bank will be unable to collect the contractual amount of both principal and interest. Generally, a loan is impaired for purposes of FASB 114 if it exhibits the same level of weaknesses and probability of loss as loans classified doubtful or loss. Loan officers will identify impaired loans as part of the review process or by the Loan Review Officer during his/her review of the portfolio. It is the policy of the Bank to recognize a loss as a charge to the loss reserve on all impaired loans. Classification of a loan as impaired and the determination of the amount of the impairment are done in accordance with FASB 114.

Note F: Premises and Equipment

Premises and equipment at December 31 were as follows:

	2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$8,309	$—	$8,309	$7,122	$—	$7,122
Premises	30,312	12,828	17,484	29,734	12,262	17,472
Furniture and equipment	28,618	18,203	10,415	24,516	16,077	8,439
	$67,239	$31,031	$36,208	$61,372	$28,339	$33,033

Note G: Intangible Assets

	Cost	Accumulated Amortization	Net Book Value
December 31, 2004:
Amortizing intangible assets:
Core deposit	$3,505	$2,794	$711
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$7,225	$2,841

December 31, 2003:
Amortizing intangible assets:
Core deposit	$3,505	$2,439	$1,066
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$6,870	$3,196

Amortization expense for the year ended December 31, 2004 was $355,000. The estimated amortization expense for the next two years will be $355,000 per year.

Note H: Deposits

Major classifications of deposits at December 31 were as follows:

	2004	2003
Noninterest bearing	$250,328	$214,439
Savings	123,981	116,565
NOW accounts	234,757	234,184
Money market accounts	404,899	387,089
Certificates of deposit of less than $100,000	510,231	390,353
Certificates of deposit of $100,000 or more	274,653	182,004
	$1,798,849	$1,524,634

At year-end 2004, scheduled maturities of time deposits were as follows:

2005	$423,526
2006	185,557
2007	149,973
2008	18,254
2009 and thereafter	7,574
Total	$784,884

The following table sets forth the amount and maturities of deposits of $100,000 or more at December 31, 2004:

3 months or less	$42,952
Over 3 months through 6 months	60,745
Over 6 months through 12 months	62,589
Over 12 months	108,367
$274,653

Note I: Borrowings

The following table is a summary of borrowings as of December 31:

	2004	2003
Securities sold under agreement to repurchase	$45,242	$47,848
Federal funds purchased	49,000	102,700
FHLB advances	25,000	—
Treasury tax and loans	1,969	3,083
Junior subordinated debentures	31,625	31,625
Note payable and other	2,517	763
	$155,353	$186,019

The Company enters into sales of securities under agreements to repurchase (repurchase agreements). These repurchase agreements are treated as financings. The dollar amounts of securities underlying the agreements remain in the asset accounts. Securities sold under agreements to repurchase consisted of U.S. government agencies at December 31, 2004 and 2003, and are held in third party pledge accounts.

The Company borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans. In addition, these notes are collateralized by FHLB stock of $1.1 million and $1.0 million at December 31, 2004 and 2003, respectively. The maturity date of the December 31, 2004 outstanding FHLB advances is March 1, 2005.

At December 31, 2004 and 2003, respectively, short-term borrowings totaled $123.7 million at a weighted average rate of 1.4% and $154.4 million at a weighted average rate of 1.2%. The decrease in short-term borrowings was due to the decrease in federal funds purchased of $53.7 million offset by an increase in FHLB advances of $25.0 million. The decrease in short-term borrowings was primarily the result of deposit growth during 2004 that exceeded asset growth. During 2004, deposits grew $274.2 million while loans grew $187.1 million.

The Company is a Treasury Tax & Loan (TT&L) depository for the Federal Reserve Bank (FRB), and as such, they accept TT&L deposits. The Company is allowed to hold these deposits for the FRB until they are called. The interest rate is the federal funds rate less 25 basis points. Securities with a face value greater than or equal to the amount borrowed are pledged as a condition of borrowing TT&L deposits. As of December 31, 2004 and 2003, the TT&L deposits were $2.0 million and $3.1 million, respectively.

The Company completed the sale of $27.5 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in June 2003. An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003. The trust preferred securities are amortized over a 30 year period. Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements. The debentures that were issued by Old Second Capital Trust I are recorded on the Consolidated Balance Sheets as Junior Subordinated Debentures. For additional information, see Note A: Summary of Significant Accounting Policies – Variable Interest Entity.

The Company had a $20 million line of credit available with Marshall & Ilsley under which there was a $2.7 million outstanding balance as of December 31, 2004 and a $500,000 outstanding balance as of December 31, 2003. A revolving business note dated April 30, 2004 secures the line of credit and is guaranteed by the Company. The note provides that any outstanding principal will bear interest at the Company’s option, at the rate of either 1% over the previous month average (Federal Reserve targeted rate) federal funds rate or 0.90% over the adjusted interbank rate with a minimum interest rate of 2.20%. This borrowing is for general corporate purposes, including funding loans held for sale at the Old Second Mortgage Company subsidiary.

At year-end 2004, scheduled borrowings were as follows:

	For year ended December 31,
	2004		2003
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
2005	$123,728	1.40%	$154,394	1.19%
2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009 and thereafter	31,625	7.80%	31,625	7.80%
Total	$155,353	2.85%	$186,019	2.21%

The following table reflects categories of short-term borrowings having average balances during the year greater than 30% of stockholders’ equity of the Company at the end of the year. During 2004, federal funds sold and securities sold under repurchase agreements meet the criteria. For the years ended 2003 and 2002, securities sold under repurchase agreements met the criteria. Information presented is as of or for the year ended December 31, for the years indicated:

	2004	2003	2002
Balance at end of year	$93,314	$47,848	$60,774
Weighted average interest rate	1.31%	0.85%	1.05%
Maximum month-end amount outstanding during the year	$151,839	$63,681	$60,774
Average amount outstanding during the year	$92,892	$46,990	$42,455
Weighted average interest rate during the year	1.32%	1.09%	1.56%

Note J: Income Taxes

Income tax expense (benefit) for the year ended December 31, was as follows:

	2004	2003	2002
Current federal	$10,277	$11,168	$9,893
Current state	1,876	1,926	1,567
Deferred federal	997	(790)	(517)
Deferred state	128	(235)	(192)
	$13,278	$12,069	$10,751

The following were the components of the deferred tax assets and liabilities as of December 31:

	2004	2003
Allowance for loan losses	$6,146	$7,259
Accretion on securities	176	—
Other assets	2,039	1,676
Deferred tax assets	8,361	8,935

Accumulated depreciation	(2,565)	(2,127)
Accretion on securities	—	(59)
Pension	(193)	(37)
Other liabilities	(688)	(672)
Deferred tax liabilities	(3,446)	(2,895)
	4,915	6,040
Tax effect of net unrealized gain on investments	(213)	(1,980)
Net deferred tax asset	$4,702	$4,060

The components of the provision for deferred income taxes were as follows:

	2004	2003	2002
Provision for loan losses	$1,113	$(1,004)	$(1,371)
Depreciation	438	487	569
Pension expense	156	63	201
Net premiums and discounts on securities	(235)	(45)	86
Other, net	(347)	(526)	(194)
	$1,125	$(1,025)	$(709)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2004	2003	2002
Tax at statutory federal income tax rate	$13,848	$11,962	$10,814
Nontaxable interest income, net of disallowed interest deduction	(1,176)	(865)	(928)
BOLI Income	(235)	—	—
State income taxes, net of federal benefit	1,302	1,099	894
Other, net	(461)	(127)	(29)
Tax at effective tax rate	$13,278	$12,069	$10,751

Note K: Retirement Plans

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

The following table sets forth the plans’ status and amounts recognized in the these financial statements:

	2004	2003	2002
Accumulated benefit obligation	$12,552	$10,820	$8,737
Change in the projected benefit obligation
Projected benefit obligation at beginning of year	$16,817	$13,181	$10,581
Service cost	1,496	1,149	783
Interest cost	961	809	696
Actuarial loss	800	2,153	1,664
Benefits paid	(994)	(475)	(543)
Benefit obligation at end of year	$19,080	$16,817	$13,181
Change in plan assets
Fair value of plan assets at beginning of year	$10,396	$8,035	$7,482
Actual return on plan assets	619	1,150	(603)
Employer contributions	2,146	1,686	1,699
Benefits paid	(994)	(475)	(543)
Fair value of the asset at end of year	$12,167	$10,396	$8,035
Accrued pension cost
Funded status	$(6,913)	$(6,422)	$(5,145)
Unrecognized net actuarial loss (gain)	6,772	6,127	4,641
Unrecognized prior service cost	104	127	149
Unrecognized net transition asset	—	—	(86)
Accrued benefit cost cost	$(37)	$(168)	$(441)
Net periodic pension cost
Service cost	$1,496	$1,150	$783
Interest cost	961	809	696
Expected return on assets	(763)	(666)	(618)
Amortization of unrecognized:
Net loss (gain)	299	146	23
Prior service cost	22	22	22
Net asset	—	(86)	(86)
Net periodic pension cost	$2,015	$1,375	$820
Amounts applicable to the supplemental retirement plan
Projected benefit obligation	$1,676	$1,554	$1,161
Accumulated benefit obligation	934	733	528
Key assumptions:
Discount rate	5.50%	5.80%	6.25%
Long-term rate of return on assets	7.50%	7.50%	7.50%
Salary increases	5.00%	5.00%	5.00%

The pension plan weighted-average asset allocation at December 31, 2004 and 2003, the measurement dates, by asset category were as follows:

	Plan Assets at December 31,
	2004	2003
Asset Category
Equity securities	62.0%	44.0%
Bonds	33.0%	37.0%
Money markets	5.0%	19.0%
Total net periodic benefit cost	100.0%	100.0%

The investment return objective for the pension plan is to maximize total return, with a targeted minimum of 8%. Asset allocation calls for 40 to 60% in equity securities, 40 to 60% in bonds, and 0 to 20% in money markets. In 2003, the Company made its contribution to the plan late in the month of December and the funds in money markets were not invested prior to close of business December 31, 2003. In December 2004, an increase in market value of equity securities and a significant retirement distribution resulted in asset allocations temporarily falling outside of the plan ranges as of December 31, 2004.

The following represent benefits that are expected to be paid over the next ten years:

Year ending	Present value of payments

12/31/05	$613,000
12/31/06	253,000
12/31/07	265,000
12/31/08	327,000
12/31/09	371,000
5 years thereafter	2,204,000

The Company anticipates making contributions to the pension plan in year 2005 in the amount of $2,150,000.

Note L: Employee Benefit Plans

Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

The Company sponsors a qualified, tax-exempt pension plan qualifying under section 401(k) of the Internal Revenue Code. Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute up to a dollar limit set by law of their compensation to the 401(k) plan. Pursuant to the plan, the Company matches up to 100% of a participant’s deferral into the 401(k) plan limited up to 4% of each participant’s salary. The profit sharing portion of the 401(k) plan arrangement provides an annual discretionary contribution to the retirement account of each employee based in part on the Company’s profitability in a given year, and on each participant’s annual compensation. Participants can choose between several different investment options under the 401(k) plan, including shares of the Company’s common stock.

The total matching and profit sharing contributions that the Company made under the 401(k) plan was $1,397,000 in 2004, $1,417,000 in 2003, and $1,299,000 in 2002.

Old Second Bancorp Inc. Voluntary Deferred Compensation Plan for Executives

The Company sponsors an executive deferred compensation plan, which is a means by which certain executives may voluntarily defer a portion of their salary or bonus. This plan is an unfunded, nonqualified deferred compensation arrangement. Company obligations under this arrangement as of December 31, 2004 and December 31, 2003 were $1,337,000 and $989,000.

Note M: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 1,333,000 shares of the Company’s common stock, including the granting of qualified stock options (“Incentive Stock Options”), nonqualified stock options, restricted stock and stock appreciation rights. Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years.

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

A summary of activity in the Incentive Plan and options outstanding as of year-end was as follows:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding	556,799	$15.320	528,801	$20.926	485,067	$10.463
Granted	137,000	32.590	110,000	25.075	108,000	18.805
Exercised	(36,866)	9.399	(82,002)	9.581	(64,266)	8.535
Expired	—	—	—	—	—	—
Ending outstanding	656,933	$19.254	556,799	$23.416	528,801	$12.401
Weighted average fair value of options granted		$8.14		$7.98		$5.74

Additional information regarding stock options outstanding as of December 31, 2004 is as follows:

	Options Outstanding			Vested Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price
					Weighted- Average Exercise Price

				Shares
$5.85 - $10.00	118,598	4.8	$8.648	118,598	$8.648
$10.01 - $15.00	183,335	5.9	12.921	183,335	12.921
$15.01 - $20.00	108,000	8.0	18.805	72,000	18.805
$20.01 - $25.00	—	—	—	—	—
$25.01 - $30.00	110,000	9.0	25.075	36,672	25.075
$30.01 - $35.00	137,000	10.0	32.590	—	—
	656,933	7.4	$19.254	410,605	$13.804

Note N: Earnings per Share

	2004	2003	2002
Basic Earnings Per Share:
Weighted-average common shares outstanding	13,413,263	14,096,244	14,859,764
Net income available to common stockholders	$26,287	$22,108	$20,146
Basic earnings per share	$1.96	$1.57	$1.36

Diluted Earnings Per Share:
Weighted-average common shares outstanding	13,413,263	14,096,244	14,859,764
Dilutive effect of stock options	122,618	102,664	115,652
Diluted average common shares outstanding	13,535,881	14,198,908	14,975,416
Net income available to common stockholders	$26,287	$22,108	$20,146
Diluted earnings per share	$1.94	$1.56	$1.35

Number of antidilutive options excluded from diluted earnings per share calculation	137,000	—	—

Note O: Other Comprehensive Income

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

	2004	2003	2002
Change in net holding gains on available for sale securities arising during the period.	$(4,454)	$(3,938)	$1,080
Related tax expense	1,773	1,567	(430)
Net unrealized gain (loss) after tax	$(2,681)	$(2,371)	$650

Less: Reclassification adjustment for the net gains realized during the period
Realized gains	$764	$153	$93
Realized losses	(252)	(13)	(4)
Net realized gains	512	140	89
Income tax (benefit) on net realized gains	(204)	(56)	(35)
Net realized gains after tax	$308	$84	$54
Total other comprehensive (loss) income	$(2,989)	$(2,455)	$596

Note P: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 2004 were approximately $42 million. As of December 31, 2004, firm commitments to fund loans in the future were approximately $378 million, of which $27 million were fixed rate and $351 million were variable rate. As of December 31, 2004, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

Certain subsidiaries of the Company and branches of the Banks occupy certain facilities under long-term operating leases and, in addition, lease certain software and data processing and other equipment. The aggregate minimum annual rental commitments under these leases total approximately $349,000 in 2005, $366,000 in 2006, $371,000 in 2007, $378,000 in 2008, $160,000 in 2009 and $170,000 thereafter. The Company also receives rental income on certain leased properties. As of December 31, 2004, aggregate future minimum rentals to be received under noncancelable leases totaled $114,000. Total operating lease expense, net of rental income, recorded under all operating leases was $430,000 in 2004, $244,000 in 2003 and $189,000 in 2002.

Legal proceedings

The Company and its subsidiaries have, from time to time, collection suits in the ordinary course of business against its debtors and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Banks or on the consolidated financial position of the Company.

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

Capital levels and minimum required levels at year-end:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004:
Total capital to risk weighted assets
Consolidated	$177,554	11.06%	$128,430	8.00%	$160,537	10.00%
Old Second Bank	123,156	11.53	85,451	8.00	106,814	10.00
Tier 1 capital to risk weighted assets
Consolidated	162,059	10.09	64,245	4.00	96,368	6.00
Old Second Bank	112,208	10.50	42,746	4.00	64,119	6.00
Tier 1 capital to average assets
Consolidated	162,059	7.85	82,578	4.00	103,222	5.00
Old Second Bank	112,208	7.98	56,245	4.00	70,306	5.00

2003:
Total capital to risk weighted assets
Consolidated	$158,377	11.40%	$111,142	8.00%	$138,927	10.00%
Old Second Bank	110,872	11.79	75,231	8.00	94,039	10.00
Tier 1 capital to risk weighted assets
Consolidated	140,993	10.14	55,619	4.00	83,428	6.00
Old Second Bank	99,105	10.54	37,611	4.00	56,417	6.00
Tier 1 capital to average assets
Consolidated	140,993	7.91	71,299	4.00	89,123	5.00
Old Second Bank	99,105	7.98	49,677	4.00	62,096	5.00

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At December 31, 2004 approximately $60,232,000 was available for the payment of dividends by the Banks to the Company.

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

The carrying amount and estimated fair values of financial instruments were as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$58,662	$58,662	$55,168	$55,168
Securities available for sale	452,942	452,942	411,035	411,035
Loans held for sale	16,597	16,597	14,756	14,756
Bank owned life insurance	20,670	20,670	—	—
Loans, net	1,493,581	1,533,482	1,301,237	1,363,665
	$2,042,452	$2,082,353	$1,782,196	$1,844,624
Financial liabilities:
Deposits	$1,798,849	$1,793,156	$1,524,634	$1,529,448
Securities sold under repurchase agreements	45,242	45,242	47,848	47,848
Other short-term borrowing	75,786	75,786	106,046	106,046
Junior subordinated debentures	31,625	29,768	31,625	30,296
Notes payable	2,700	2,700	500	500
	$1,954,202	$1,946,652	$1,710,653	$1,714,138

Note S: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2004	2003
Assets
Noninterest-bearing deposit with bank subsidiary	$1,911	$1,248
Investment in subsidiaries	167,382	147,571
Securities available for sale	145	150
Other assets	322	348
	$169,760	$149,317
Liabilities and Stockholders’ Equity
Trust preferred debentures	$31,625	$31,625
Other liabilities	3,147	698
Stockholders’ equity	134,988	116,994
	$169,760	$149,317

Condensed Statements of Income for the years ended December 31 were as follows:

	2004	2003	2002
Operating Income
Cash dividends received from subsidiaries	$9,060	$6,998	$10,369
Interest income	8	9	8
Other income	18	14	—
	9,086	7,021	10,377
Operating Expenses
Trust preferred debenture expense	2,486	1,233	—
Interest expense	43	14	13
Other expenses	1,256	650	443
	3,785	1,897	456
Income before income taxes and equity in undistributed net income of subsidiaries	5,301	5,124	9,921
Income tax benefit	(1,494)	(754)	(160)
Income before equity in undistributed net income of subsidiaries	6,795	5,878	10,081
Equity in undistributed net income of subsidiaries	19,492	16,230	10,065
Net income	$26,287	$22,108	$20,146

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2004	2003	2002
Cash Flows from Operating Activities
Net income	$26,287	$22,108	$20,146
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiaries	(19,492)	(16,230)	(10,065)
Change in taxes payable	28	25	1
Change in other assets	165	(1,223)	(224)
Tax benefit from exercise of stock options	215	335	251
Other, net	(262)	(193)	(252)
Net cash from operating activities	6,941	4,822	9,857

Cash Flows from Investing Activities
Investment in subsidiaries	(2,924)	(3,851)	36,197
Net cash from investing activities	(2,924)	(3,851)	36,197

Cash Flows from Financing Activities
Dividends paid	(5,901)	(5,639)	(5,232)
Change in notes payable	2,200	500	(33,486)
Treasury stock purchased	—	(31,442)	(7,897)
Proceeds from trust preferred debentures	—	31,625	—
Proceeds from exercise of stock options	347	1,121	800
Net cash from financing activities	(3,354)	(3,835)	(45,815)
Net change in cash and cash equivalents	663	(2,864)	239
Cash and cash equivalents at beginning of year	1,248	4,112	3,873
Cash and cash equivalents at end of year	$1,911	$1,248	$4,112

Note T: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2004				2003
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$25,988	$24,554	$23,602	$23,254	$22,717	$22,194	$21,874	$21,059
Interest expense	8,428	7,499	6,700	6,412	6,362	6,432	6,239	6,435
Net interest income	17,560	17,055	16,902	16,842	16,355	15,762	15,635	14,624
Provision for loan losses	(2,900)	—	—	—	705	828	863	855
Securities gains	35	88	(251)	640	5	96	5	34
Income before taxes	12,814	9,384	8,083	9,284	8,475	8,833	8,846	8,023
Net income	8,408	6,288	5,521	6,070	5,490	5,772	5,639	5,207
Basic earnings per share	0.63	0.47	0.41	0.45	0.41	0.43	0.38	0.35
Diluted earnings per share	0.62	0.46	0.41	0.45	0.41	0.43	0.38	0.35
Dividends paid per share	0.12	0.12	0.12	0.10	0.10	0.10	0.10	0.10

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

Report of Independent Auditors

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Old Second Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related Consolidated Statements of Income, Cash Flows and Changes in Shareholders’ Equity for the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Old Second Bancorp, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

March 4, 2005

Old Second Bancorp Inc. and Subsidiaries
Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.o2bancorp.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Stock Market under the symbol “OSBC.” As of December 31, 2004, the Company had approximately 1,200 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 2004 and 2003. Stock prices have been restated to reflect stock splits.

	2004			2003
	High	Low	Dividend	High	Low	Dividend

First quarter	$26.01	$24.00	$0.10	$19.70	$18.17	$0.10
Second quarter	27.05	23.06	0.12	21.63	18.91	0.10
Third quarter	28.75	24.88	0.12	22.20	19.68	0.10
Fourth quarter	34.96	27.58	0.12	25.99	21.49	0.10

Form 10-K and Other Information

We maintain a website at http://www.o2bancorp.com. We make available free of charge on or through our website, our annual report on Form 10K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our code of conduct and charters of our various committees of the Board of Directors are also available on the website. We will also provide copies of our filings free of charge upon written request to: J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp Inc., 37 South River Street, Aurora, Illinois 60506-4172.

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

Old Second Bancorp Inc. and Subsidiaries

Consolidated Balance Sheet

December 31, 2004

(In thousands)

	The Old Second National Bank	Old Second Mortgage Company	Old Second Bank Yorkville	Old Second Bank Kane	Old Second Financial, Inc.	Old Second Bancorp Inc. Parent Only	Consolidating Adjustments	Old Second Bancorp Inc. Consolidated

Assets
Cash and due from banks	$37,765	$100	$11,295	$9,225	$75	$1,911	$(1,709)	$58,662
Federal funds sold	32,720	—	—	4,185	—	—	(36,905)	—
Cash and cash equivalents	70,485	100	11,295	13,410	75	1,911	(38,614)	58,662
Securities available for sale	315,597	—	60,647	76,553	—	145	—	452,942
Loans held for sale	217	15,978	402	—	—	—	—	16,597
Loans	1,003,670	1,099	272,026	245,874	—	—	(13,593)	1,509,076
Allowance for loan losses	10,896	52	2,688	1,859	—	—	—	15,495
Net loans	992,774	1,047	269,338	244,015	—	—	(13,593)	1,493,581
Premises and equipment, net	23,773	483	5,269	6,683	—	—	—	36,208
Other real estate owned	—	—	—	—	—	—	—	—
Mortgage servicing rights, net	—	317	—	—	—	—	—	317
Goodwill, net	—	—	—	2,130	—	—	—	2,130
Core deposit intangible assets, net	—	—	711	—	—	—	—	711
Bank owned life insurance	15,501	—	2,584	2,585	—	—	—	20,670
Investment in subsidiaries	2,726	—	15	15	—	167,382	(169,187)	951
Accrued interest and other assets	14,031	517	3,475	3,287	15	322	(2,150)	19,497
Total assets	$1,435,104	$18,442	$353,736	$348,678	$90	$169,760	$(223,544)	$2,102,266

Liabilities
Deposits:
Demand	$187,187	$—	$33,192	$31,658	$—	$—	$(1,709)	$250,328
Interest bearing	1,002,094	108	258,565	287,754	—	—	—	1,548,521
Total deposits	1,189,281	108	291,757	319,412	—	—	(1,709)	1,798,849
Securities sold under repurchase agreements	45,042	—	200	—	—	—	—	45,242
Other short-term borrowings	79,262	—	32,952	477	—	—	(36,905)	75,786
Notes payable	—	13,593	—	—	—	2,700	(13,593)	2,700
Junior subordinated debentures	—	—	—	—	—	31,625		31,625
Accrued interest and other liabilities	9,061	2,085	1,747	1,866	20	447	(2,150)	13,076
Total liabilities	1,322,646	15,786	326,656	321,755	20	34,772	(54,357)	1,967,278

Stockholders’ Equity
Common stock	2,160	10	525	1,000	25	16,497	(3,720)	16,497
Surplus	14,068	457	5,525	14,533	—	12,480	(34,583)	12,480
Retained earnings	96,012	2,189	21,043	11,271	45	156,025	(130,560)	156,025
Accumulated other comprehensive income	218	—	(13)	119	—	324	(324)	324
Treasury stock	—	—	—	—	—	(50,338)	—	(50,338)
Total stockholders’ equity	112,458	2,656	27,080	26,923	70	134,988	(169,187)	134,988
Total liabilities and stockholders’ equity	$1,435,104	$18,442	$353,736	$348,678	$90	$169,760	$(223,544)	$2,102,266

Old Second National Bank

Aurora • 37 South River Street

Aurora-Redwood • 555 Redwood Drive

Aurora-Farnsworth • 1350 North Farnsworth Avenue

Aurora-Orchard • 1230 North Orchard Road

Aurora-Fox Valley Center • 4080 Fox Valley Center Drive

North Aurora • 200 West John Street

Batavia • 1991 West Wilson Street

Geneva • 23 South Fourth Street

St. Charles • 801 South Kirk Road

South Elgin • 888 North La Fox Road

Oswego • 1200 Douglas Road

Sugar Grove • Route 47 at Cross Street

Naperville • 815 East Ogden Avenue

Naperville • 5024 Ace Lane

Joliet • 2761 Black Road

Old Second National Bank opened one new branch in 2004 and two new branches in the first quarter 2005.

In October, Old Second opened a branch on La Fox Road in South Elgin.

Recently, Old Second expanded southeast and opened a branch on Black Road in Joliet, and opened another bank on Rt. 59 in Naperville.

Each branch grand opening featured a “Grab-the-Green” cash sweepstakes giveaway and featured bonus CD opportunities.

In 2005, Old Second National Bank looks to expand further east with a branch in Lisle. A branch is also planned for Batavia’s east side.

In May, the opening of the Chicago Premium Outlet Mall provided Old Second an opportunity to develop our “Direct Banking” program for mall merchants and offer ATM convenience to shoppers.

Old Second’s downtown Aurora facility will be reconfigured with new offices and teller line.

Old Second’s Investment Management & Trust Group year-end assets grew from $831 million to $914 million, an increase of 10%. Existing client relationships generated 25% of this growth.

Old Second received an “Outstanding” rating on its recent 2004 CRA (Community Reinvestment Act) examination. This is the highest rating a bank can receive in recognition of its community lending activity. Only 10% of all banks in the nation receive the rating of “Outstanding.” This is the second consecutive CRA exam that Old Second has received the “Outstanding” rating.

James Eccher
President & CEO

Old Second–Joliet opened in January 2005.

Member FDIC

Directors -Old Second Bancorp Inc.

and Old Second National Bank

Walter Alexander President, Alexander Lumber Company, Senior Director	Edward Bonifas Vice President, Alarm Detection Systems, Inc.	J. Douglas Cheatham Senior Vice President and Chief Financial Officer, Old Second Bancorp Inc.	Marvin Fagel President, Aurora Packing Company & Chairman of the Board & CEO, New City Packing Company	Barry Finn President & CEO, Rush-Copley Medical Center

William Kane General Partner, The Label Printers, Inc.	Kenneth Lindgren President, Daco Incorporated	Jesse Maberry Vice President, Aurora Bearing Company	D. Chet McKee VP Special Projects, Rush-Copley Medical Center	William Meyer President, William F. Meyer Company

Gerald Palmer Vice President & General Manager, Caterpillar, Inc.	James Schmitz Tax Consultant	William Skoglund Chairman, President & CEO, Old Second Bancorp Inc. and Chairman, Old Second National Bank	Dr. Christine Sobek President, Waubonsee Community College	James Eccher President & CEO, Old Second National Bank and Director, Old Second National Bank

Directors Emeriti

James Benson	Daniel Ruddy
Retired Chairman of the Board,	President, Construction Advisory Services, Inc.
Old Second Bancorp Inc. and
Old Second National Bank	Ralph Schleifer
President, Fox Valley Dry Wall, Inc.
John Dunham
Aurora Equipment Company	Edward Schmitt
Retired, Schmitt McDonalds
Urban Hipp
Retired, Barber-Greene Company	Townsend Way, Jr.
Retired, Richards - Wilcox Mfg. Co.
Gary McCarter
Retired, Farmers Group, Inc.	Richard Westphal
Retired, Farmer
Dorothy McEnroe
Retired, McEnroe Real Estate, LTD

Old Second Bank–Yorkville

Yorkville • 102 East Van Emmon Street
Countryside • 26 West Countryside Parkway
Piano • 6800 West Route 34
Sandwich • 410 East Church Street Ottawa • 323 East Norris Drive
Tom Thomas
Chairman, President
& CEO

Directors

Jim Liggett, Chairman of the Board with Old Second–Yorkville, retired at year-end from daily operations at the bank. Liggett has been with the bank for 18 years and was the previous president. He will continue as a director.

                Early in 2004, the city of Utica was struck by a devastating tornado. A special account was opened by our nearby Ottawa branch to help the reconstruction efforts.

                The summer of 2004 was quite busy for Old Second–Yorkville. The bank participated in a variety of popular local events including Piano’s Sesquicentennial Celebration, the Kendall County Fair, and Ottawa’s Riverfest. These events provide great opportunity for the bank to expand community involvement.

Matthew G. Blocker Manager, G.A. Blocker Grading Contractor, Inc.	Lucien Caruso President/Owner, Ottawa Dental Labs

Frank Coffman Owner, Coffman Truck Sales, Senior Director	Richard Dickson Retired Insurance Broker, Zeiter Dickson Insurance Agency

Harold Feltz Retired Engineer, Caterpillar, Inc., and Senior Director	James Liggett Retired Chairman & CEO, Old Second Bank-Yorkville	William Skoglund Chairman, President & CEO, Old Second Bancorp Inc. and Chairman, Old Second National Bank

Rodney Sloan Senior Vice President and Senior Loan Officer, Old Second Bancorp Inc.	David Stewart Agricultural Engineer	Thomas E. Thomas President, Chairman & CEO, Old Second Bank- Yorkville

Directors Emeriti

James Benson

Laurence Henning

Lawrence Langland

Member FDIC

David Ott President	Old Second Bank – Kane County

Elburn • 749 North Main Street
Wasco • 40W422 Route 64
Maple Park • 1100 South County Line Road
Kaneville • 2S101 Harter Road
Burlington • 194 South Main Street
Sycamore • 1810 DeKalb Avenue
Hampshire • 1000A South State Street

Directors

In June, Old Second–Kane County opened its seventh branch on Route 72 in Hampshire. This retail branch is well positioned for the upcoming growth and development of this community. The staff has received numerous positive comments from community leaders and customers about the Hampshire branch opening.

In April, Old Second–Kane County surpassed $300 million in total assets, essentially doubling the size of the bank since the bancorp consolidated to three banks four years ago.

Dean Capes Vice Chairman/Branch Manager, Old Second Bank– Kane County, Wasco	James Gillett Retired, Manager, Elbum Co-Op.

Raymond Larson Farmer	James O’Connell Farmer

Directors Emeriti James Benson Willard Lenschow Eldon Hatch
David Ott President, Old Second Bank-Kane County	William Skoglund Chairman, President & CEO, Old Second Bancorp Inc. and Chairman, Old Second National Bank

Rodney Sloan Senior Vice President and Senior Loan Officer, Old Second Bancorp Inc.	David Vaughan President/Owner, Vaughan Construction

I
Old Second Bank–Kane County employees promoted the
Hampshire branch which opened in June.

Old Second Mortgage

St. Charles • 2325 Dean Street
DeKalb • 3260 Sycamore Road
Wheaton • 1745 South Naperville Road
Aurora • 1159 North Farnsworth Avenue

Al Scionti
President

Directors

Walter Alexander President, Alexander Lumber Company, Senior Director	William Meyer President, William F. Meyer Company

Kenneth Lindgren President, Daco Incorporated	Al Scionti President, Old Second Mortgage

William Skoglund Chairman, President & CEO, Old Second Bancorp Inc. and Chairman, Old Second National Bank

In June, the mortgage company implemented new software to track closed loans called MORvision. This program has been embraced favorably by the staff as it helps them conduct business more efficiently.

Old Second Mortgage will go forward in 2005 offering our own mortgage loan servicing in most loan instances. Mortgage loan customers will have the added convenience of face-to-face visits while we service the loan. We can personally address questions about tax payments or any loan concern.

In late 2004, a “residential call center” was established within Old Second National Bank’s support center. Now there is one number with all the answers: toll free (877) 966-0202.

Al Scionti (center) congratulates 2004’s top loan officers for loans closed: Michelle Watzlawick for Old Second Banks and Greg Kuda for Old Second Mortgage