Form 10-K, Exhibit 13
period 2005-12-31
OLD SECOND BANCORP INC
filed 2006-03-14
CIK 357173

Exhibit 13

2005 Year End

Letter to Stockholders

For Old Second Bancorp, 2005 was another year of significant progress.

We ended the year with $2.37 billion in assets, which represents an increase of $263.8 million (12.55%).

The following represent some of our achievements for the year:

•   Net income for the year was at $27.7 million versus $26.3 million a year ago.

•   Basic earnings of $2.05 per share compared with $1.96 per share for 2004, for a $0.09 increase from 2004.

•   Dividends increased for the 39th consecutive year.

•   Loans increased by $195.3 million (12.94%), to a total of $1.70 billion at year end.

•   Deposits increased by $136 million to $1.94 billion, a 7.6% increase.

•   Return on average equity was at 19.11%, versus 20.86% in 2004.

•   Return on assets was at 1.24%, versus 1.34% in 2004.

•    The allowance for loan losses to loans ended the year at 0.90%.

During 2005, Old Second Bancorp was able to continue to maintain a quality loan portfolio with net charge-offs at $519,000 (0.03% of loans).

The Company accrued $353,000 to the loan loss reserve in 2005 and took a negative provision in the 4th quarter of $460,000. In 2004, the Company had a net recovery of $94,000. The Company did not make a provision for loan losses during the first nine months of 2004 and recorded a negative provision of $2.9 million in the 4th quarter.

The determination by management to reduce the allowance for loan losses based on a number of factors, including the quality of the loan portfolio and favorable loss experience.

The markets in which our banks and branches are located continue to have very strong growth and are some of the largest and fastest growing areas in Illinois and the nation. Aurora is the second largest city in Illinois and Kendall County is the second fastest growing county in the entire nation.

With our “right-size” strategy and our branching into contiguous markets we have continued to grow our market share and we continue to enjoy the #1 deposit market share in both Kane and Kendall Counties. The “right size” strategy blends the best of what large banks have to offer with the best of small banks and is a large contributor to our growth and success.

Our de novo branching strategy involved the opening of branches in rapidly growing contiguous areas like Elgin, Joliet, Hampshire, Plainfield, and Naperville/Lisle. We now have 27 locations, 64 ATMs and 3 mortgage offices with 3 more branches in Batavia, Plano, and Shorewood in process.

During 2005, our Trust Department reached the $1 billion mark in assets. This is a significant milestone and will allow us to continue to offer a full range of investment/trust services in a very efficient manner. We are the “right size” to provide the right mix of products for your one-stop banking needs.

Our sales culture throughout Old Second continues to be a vital part of our success and all employees contribute to this dedicated philosophy. As further evidence of our customer and community commitment, Old Second National Bank received an “Outstanding” rating from our bank examiners on our Community Reinvestment Act Examination. We are very proud of this rating and gratified for the work put into the “CRA” effort on an ongoing basis

During the year 2005, we continued to embrace the sound corporate governance principles that have been our standard for many years. In every area of the Sarbanes-Oxley laws, we have strived to comply with both the spirit and the letter of the regulations. This is an ongoing process which began at the Board of Directors level and permeates every area of our organization. You are encouraged to visit our website at www.o2bancorp.com for the various corporate governance and investor relations sites located there.

Out stock closed at $30.57 on December 31, 2005 and although the stock ended the year down from December 3l, 2004 by $1.31, our 5-year stock appreciation still remains very strong and is up 243% over the 5 year time period. As a result of all our successes, we have continued to build increasing stockholder value for our investors. A cornerstone of this philosophy is the increase of dividends to stockholders for 39 consecutive years.

We look forward to the challenges of 2006 and believe we are solidly positioned in great markets with good strategies and a superior staff that will allow us to continue with strong results for many years in the future.

I would like to thank our directors for their guidance and support as well as our stockholders and customers for their confidence, loyalty and business and our employees for their great efforts and dedicated service.

/s/ William B. Skoglund
William B. Skoglund
Chairman

Old Second Bancorp, Inc. and Subsidiaries

Financial Highlights

(In thousands, except share data)

	2005	2004	2003	2002	2001
Balance sheet items at year-end
Total assets	$2,367,830	$2,105,019	$1,839,689	$1,608,630	$1,333,347
Loans	1,704,382	1,509,076	1,319,538	1,061,867	895,455
Deposits	1,935,278	1,798,849	1,524,634	1,390,661	1,090,816
Notes payable	3,200	2,700	500	—	33,393
Junior subordinated debentures	31,625	31,625	31,625	—	—
Stockholders’ equity before other comprehensive income	156,824	134,664	113,989	127,700	120,220
Stockholders’ equity	152,262	134,988	116,994	133,076	124,946

Results of operations
Net interest income	$73,999	$68,359	$62,376	$57,482	$49,501
Provision for loan losses	353	(2,900)	3,251	3,805	3,840
Net income	27,683	26,287	22,108	20,146	17,223

Per share data
Basic earnings per share	$2.05	$1.96	$1.57	$1.36	$1.12
Diluted earnings per share	2.03	1.94	1.56	1.35	1.11
Dividends declared	0.51	0.46	0.40	0.38	0.28
Stockholders’ equity before other comprehensive income	11.60	10.03	8.51	8.64	7.90
Stockholders’ equity	11.26	10.06	8.74	9.00	8.21

Weighted average shares outstanding	13,486,598	13,413,263	14,096,244	14,859,764	15,390,450
Shares outstanding at year-end	13,520,073	13,424,346	13,387,480	14,786,208	15,215,184

 Note: The numbers of shares and per share amounts have been adjusted to reflect the May 21, 2002 four-for-three and the June 15, 2004 two-for-one stock splits, both effected in the form of a stock dividend.

Old Second Bancorp, Inc. and Subsidiaries

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

The Company provides financial services through its twenty-seven banking locations and three mortgage banking offices located in Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois. In addition, a second branch in Batavia, Illinois was recently opened in March 2006, a branch in Shorewood, Illinois will open in the second quarter of 2006 and a branch in Plano, Illinois will open in the fourth quarter of 2006. Our primary deposit products are checking, savings, and certificates of deposit, and the Company’s primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans. A major portion of the Company’s loans are secured by various forms of collateral including real estate, business assets, and consumer property while borrower cash flow is the primary source of repayment. Old Second Bank also engages in trust operations. Inter-company transactions and balances are eliminated in consolidation.

The Company recorded net income of $27.7 million or $2.03 diluted earnings per share in 2005, which compares with $26.3 million or $1.94 per diluted share in 2004, and $22.1 million, or $1.56 per diluted share in 2003. Basic earnings per share were $2.05 in 2005, $1.96 in 2004, and $1.57 in 2003. Growth in net interest income was the primary cause of the increase in net income. Net interest income grew $5.6 million (8.2%) to $74.0 million in 2005, and grew $6.0 million (9.6%) to $68.4 million in 2004, due to an increase in earning assets in each year. Year-end total assets were $2.37 billion as of December 31, 2005, an increase of $263.0 million (12.5%) from $2.11 billion as of December 31, 2004. Average assets were $2.24 billion, $1.97 billion, and $1.70 billion in 2005, 2004, and 2003, respectively.

Application of critical accounting policies

The Company’s consolidated financial statements are prepared in accordance with United States generally accepted accounting principles and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the consolidated financial statements. Future changes in information may affect these estimates, assumptions, and judgments; which, in turn, may affect amounts reported in the consolidated financial statements.

All significant accounting policies are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and on how those values are determined.

Management has determined that the Company’s accounting policies with respect to the allowance for loan losses is the accounting area requiring subjective or complex judgments that is most important to the Company’s financial position and results of operations, and therefore, is the Company’s only critical accounting policy. The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated statement of condition. The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using an assessment of various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio. A loan is considered impaired when it is probable all contractual principal and interest due will not be received according to the original terms of the loan agreement. The value of the loan is determined based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. There were no material impaired loans as of December 31, 2005 or December 31, 2004. In addition, a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section that follows.

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

Net interest income was $74.0 million in 2005, $68.4 million in 2004, and $62.4 million in 2003. Average earning assets were $2.11 billion in 2005, an increase of $248.8 million (13.4%) from $1.86 billion in 2004. Average earning assets were $1.62 billion in 2003. Average loans increased $196.1 million (13.8%) from $1.42 billion in 2004 to $1.62 billion in 2005. During 2004, average loans increased $238.2 million (20.1%) from $1.18 billion in 2003 to $1.42 billion in 2004. Average interest bearing liabilities were $1.82 billion in 2005, an increase of $226.5 million (14.2%) from $1.60 billion in 2004. Average interest bearing liabilities were $1.60 billion in 2004, an increase of $233.8 million (17.2%) from $1.36 billion in 2003. The net interest margin was 3.64%, 3.78%, and 3.95%, in 2005, 2004, and 2003, respectively.

Given the Company’s mix of interest bearing liabilities and interest earning assets on December 31, 2005, the net interest margin could be expected to decrease in a rising rate environment. The Federal Open Market Committee (“FOMC”) increased the target for the Federal Funds rate 25 basis points at each of its last 8 meetings, increasing the rate from 2.25% to 2.50% on February 2, 2005 and to 4.25% by December 31,2005. This resulted in a total increase of 200 basis points during 2005, the highest Federal Funds rate since April 18, 2001, when the rate was 4.50%. The FOMC has continued this by increasing the Federal Funds rate an additional 25 basis points on January 31, 2006 to 4.50%. These actions caused a corresponding increase in the Bank’s prime rate from 5.25% on January 1, 2005 to 7.25% as of December 31, 2005. Costs associated with generating continued deposit growth of 18% in 2004 and 8% growth in 2005 contributed to a decline in the net interest margin. This was partially offset by the positive impact of market rate increases and a slightly sensitive balance sheet. Since the Federal Reserve began increasing rates in May 2004, the Company has experienced a general decline in the net interest margin continues. The net interest margin remained relatively stable in 2005 at 3.67% in the first quarter and 3.68% in the second quarter, but decreased in the second half of 2005, to 3.62% in the third quarter and 3.60% in the fourth quarter.

Provision for loan losses

The provision for loan losses was $353,000 for 2005. The Company released $2.9 million of the allowance for loan losses in the fourth quarter of 2004. The provision for loan losses was $3.3 million for 2003. The determination by management to reduce the allowance for loan losses in 2004 was based on a number of factors, including the quality of the loan portfolio and favorable loan loss experience. Provisions for loan losses are made to provide for probable and estimable losses inherent in the loan portfolio. In the fourth quarter of 2004, management conducted a comprehensive review of its allowance for loan losses. As a result of enhancements to the methodology and internal evaluations of probable and estimable losses, management determined that the adjustment was appropriate.

Net charge-offs were $519,000 in 2005. While net recoveries were $94,000 in 2004. Net charge-offs were $719,000 in 2003. When compared with total loans, net charge-offs (recoveries) as a percentage of total average loans were 0.03%, (0.01%), and 0.06%, in 2005, 2004, and 2003.

The allowance for loan losses was $15.3 million or 0.90% of loans and 232.4% of nonperforming loans as of December 31, 2005. This compares with an allowance for loan losses of $15.5 million or 1.03% of total loans as of December 31, 2004, which was 295.4% of nonperforming loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing.

The allowance for loan losses consists of three components: (i) specific allocations established for losses resulting from an analysis developed through reviews of individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loss experience for each loan category; and (iii) reserves based on general current economic conditions as well as specific economic and other factors believed to be relevant to the Company’s loan portfolio. Management evaluates the sufficiency of the allowance for loan loss based on the combined total of each of these components. The components of the allowance for loan losses represent an estimation done pursuant to SFAS 5, Accounting for Contingencies, and SFAS 114, “Accounting by Creditors for Impairment of a Loan”.

Specific allocations

Management on a quarterly basis determines the amount of specific allocations by reviewing, on a credit-by credit basis, all loans considered Impaired under SFAS 114 and 118 as well as all Problem and Watch loans.  SFAS 114 defines impaired loans as loans where, based on current information and events, it is probable that a creditor may be unable to collect all amounts due according to the original contractual terms of the loan agreement.

Problem loans are defined by the Company’s loan policy as “A credit that is inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness that jeopardizes the liquidation of the debt. These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified.”

Watch loans are defined by Company’s loan policy as “Credits or Other Assets Especially Mentioned, are in this category because they are currently protected, but exhibit potential weaknesses, which if not corrected could result in the credit becoming an unwarranted credit risk. No loss of principal or interest is currently anticipated.

In addition, loans on non-accrual, loans over 90 days past due, troubled debt restructurings or any loans considered doubtful or loss are reviewed. The individual loan officers analyze these loans on a quarterly basis with the results reported to the Loan Review Committee on a Credit Management Report.

Specific allocations are determined at the Quarterly Watch List meeting. The Vice President - Loan Review chairs this meeting. The committee consists of the Company’s President, Bank Presidents, Senior Lender and other senior lenders who are members of the loan committee.

As of December 31, 2005, the Company had eleven non-accrual loans totaling $3.8 million with an allocation of $476,000 in reserves for those loans. The Company has no restructured nor past due loans included in the reserve. As of December 31, 2004, the Company had six non-accrual loans totaling $4.7 million with an allocation of $2.2 million in reserves for those loans.

Historical reserves and management allocations

The component of the allowance for loan losses based on historical loan loss experience is determined using historical charge-off data for the last five years, with more weight placed on the most recent years. This calculation is done quarterly. On a quarterly basis, management considers a variety of factors to determine the appropriate level of reserves for inherent loan losses including historical net loss experience, volume trends in delinquencies and non-accruals, national and local economic conditions and downturns in specific local industries. These factors are considered on a quarterly basis and are adjusted when appropriate. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based on their judgments about information available to them at the time of their examination.

The general component of the allowance recognizes probable inherent, but undetected, losses in the loan portfolio. Regardless of how we analyze customer performance, ratings migration, economic conditions and interest rate risk, Management believes we have not accounted for all the potential risks that are involved with making loans. This is due to several factors including, but not limited to:

•                  Timing delays in receiving information regarding a customer’s financial condition;

•                  Changes in individual business climates;

•                  The judgmental nature of individual loan evaluations and collateral assessments; and

•                  The open interpretation of economic trends.

The analysis of these factors involves a high degree of judgment by management. Because of the imprecision surrounding these factors, the bank estimates a range of inherent losses and maintains a general allowance that is not allocated to a specific category.

Historically the Company has had minimal credit losses. The current reserves are heavily weighted towards the real estate portfolio due to its size in relation to the other portions of our portfolio. The Company has made some reallocations in our reserves based on the review of the portfolio, the current economic conditions and the credit quality of the portfolio. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 2005.

Noninterest income

Noninterest income increased to $28.1 million in 2005 from $25.9 million in 2004. The increase in noninterest income in 2005 was primarily the result of trust income, service charges on deposits and bank owned life insurance (BOLI) income. Noninterest income was $25.9 million in 2004 compared to $29.2 million in 2003.

The decrease in noninterest income in 2004 was primarily related to the decrease in mortgage banking income. Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions. Mortgage-related noninterest income, principally gains on sales of mortgage loans, totaled $6.5 million in 2005, $6.4 million in 2004, and $12.6 million in 2003. The decrease in loan originations in 2004 was primarily the result of rising mortgage rates during the second half of 2003, which led to decreased mortgage refinance activity and decreased demand for home mortgages, a trend that continued into 2004 and 2005. Loans sold were $392.3 million in 2005, $406.1 million in 2004, and $857.1 million in 2003. During 2003 and the first nine months of 2004, Old Second Mortgage Company sold mortgage loans on a servicing-released basis. Beginning in the fourth quarter of 2004, Old Second Mortgage Company began selling mortgage loans and retaining originated servicing rights.

Trust income increased to $6.6 million in 2005, an increase of $837,000 from $5.8 million in 2004. Trust income increased $409,000 during 2004 from $5.4 million in 2003. Assets under management were $959.5 million in 2005, $848.5 million in 2004, and $785.2 million in 2003.  Trust income increased in 2004 and 2005 due to greater assets under management and higher estate fees. Assets under management increased as a result of improved equity markets and successful new business development.

Service charges on deposits increased to $8.3 million in 2005 from $7.6 million in 2004 and $7.0 million in 2003. Deposit service charges have increased as a result of deposit growth, which was fueled by successful sales promotional campaigns, and new cash management products.

Other noninterest income increased from $4.2 million in 2003, to $4.8 million in 2004, and to $5.8 million in 2005. The increases were attributable to higher debit and ATM card usage as a result of higher fees and expansion of the ATM network. The purchase of $20.0 million of bank owned life insurance (BOLI) during the second quarter of 2004 and an additional purchase of $20.0 million in the fourth quarter of 2005, increased noninterest income by $670,000 in 2004 and $957,000 in 2005.

Noninterest expenses

Noninterest expenses were $60.5 million in 2005, $57.6 million in 2004, and $54.2 million in 2003. The efficiency ratio decreased to 57.6% in 2005, from 58.4% in 2004, and 58.2% in 2003. The efficiency ratio measures noninterest expenses as a percentage of tax-equivalent gross revenues. Because a financial institution’s largest noninterest expense is generally the cost of staffing, management of this cost has a significant impact on efficiency. Salaries and employee benefits were $35.6 million in 2005, $33.6 million in 2004, and $34.1 million in 2003. The increase in salaries and employee benefits in 2005 when compared to 2004 was primarily due to normal salary increases and increases due to new branch openings. The decrease in 2004 when compared to 2003 was due to centralization of operations, and a decrease in commissions related to the decreased volume in mortgage loan originations, offset by the increases due to new branch openings.

Occupancy expenses were $3.7 million in 2005, $3.8 million in 2004, and $3.4 million in 2003.  Furniture and equipment expenses were $5.1 million in 2005, $4.6 million in 2004, and $4.1 million in 2003. The increase in total occupancy and furniture and equipment expense has been directly related to the opening of new branches and the remodeling of offices.

2004 earnings were negatively impacted by a $1.75 million charge for the settlement of a damage award.

On December 20, 2005, the Company approved the accelerated vesting of unvested stock options previously awarded to employees, officers, and directors. The action was taken in response to the new accounting regulations that will take effect on January 1, 2006. The accelerated vesting will eliminate the future compensation expense that the Company would otherwise recognize in its consolidated statement of operations with respect to these options once the Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”, issued by the Financial Accounting Standards Board, becomes effective for reporting periods beginning after January 1, 2006.

Income taxes

The Company’s provisions for Federal and State of Illinois income taxes were $13.6 million, $13.3 million, and $12.1 million during the years ended December 31, 2005, 2004, and 2003. The effective income tax rate for these years was 33.0%, 33.6%, and 35.3%. The decrease in the 2005 effective tax rate was the result of tax-exempt income increasing from $4.3 million in 2004 to $6.2 million in 2005. The decrease in the 2004 effective tax rate was the result of tax-exempt income increasing from $2.8 million in 2003 to $4.3 million in 2004.

Financial condition

Total assets were $2.37 billion as of December 31, 2005, an increase of $263.0 million from December 31, 2004. A significant portion of this 12.5% increase was associated with an increase in loans from $1.51 billion at December 31, 2004 to $1.70 billion at December 31, 2005, and an increase in securities available for sale from $452.9 million at December 31, 2004 to $478.8 million at December 31, 2005. Deposits were $1.94 billion as of December 31, 2005, an increase of $136.4 million from December 31, 2004.

Investments

Securities available for sale increased $25.9 million during 2005, from $452.9 million as of December 31, 2004, to $478.8 million as of December 31, 2005. State and political subdivision securities were $146.0 million, an increase of $14.4 million (10.9%) from a year earlier. State and political subdivision securities comprised 30.5% of the portfolio as of December 31, 2005, compared to 29.1% of the portfolio as of December 31, 2004. U.S. government agency securities were $313.7 million, an increase of $500,000 from a year earlier. U.S. government agency securities comprised 65.5% of the portfolio as of December 31, 2005, and 69.1% of the portfolio as of December 31, 2004. These changes did not represent a change in investment policy. The net unrealized gains or losses on the portfolio decreased from net unrealized gains of $538,000 as of December 31, 2004 to net unrealized losses of $7.6 million as of December 31, 2005 primarily due to changes in interest rates.

Loans

Total loans increased $195.3 million (12.9%) during 2005, from $1.51 billion as of year-end 2004 to $1.70 billion as of year-end 2005, with the most significant changes occurring in real estate loans. Construction loans increased $92.3 million (34.3%) from $269.5 million at December 31, 2004 to $361.9 million at December 31, 2005; commercial real estate loans increased from $514.8 million at December 31, 2004 to $590.3 million at December 31, 2005, an increase of $75.5 million (14.7%); and residential mortgages increased $36.8 million (7.2%) from $514.0 million at December 31, 2004 to $550.8 million at December 31, 2005. At the same time, commercial and industrial loans decreased from $171.1 million at December 31, 2004 to $168.3 million at December 31, 2005, a decrease of $2.7 million (-1.6%) and installment loans decreased $6.9 million (-16.4%) from $42.2 million at December 31, 2004 to $35.2 million at December 31, 2005.

The Company experienced strong loan growth for a variety of reasons. Among these reasons were a marketing strategy emphasizing a unique combination of lending strength and personal service designed to appeal to small and mid-sized businesses; a stable, well-trained, and motivated sales staff; and locations in a rapidly developing area in the Chicago suburbs. All of the loan growth was derived from within the Company’s market area, with no supplementation from purchased loans. Because the Company is located in growing areas, real estate lending (including commercial, residential, and construction), is a significant portion of the portfolio. These categories comprised 88.2% of the portfolio as of December 31, 2005, and 86.0% of the portfolio as of December 31, 2004. Within the real estate loan portfolio, the Company regularly monitors levels of diversification by type of real estate to optimize a risk/return balance.

The provision for loan losses was $353,000 for 2005. In the fourth quarter of 2004, management conducted a comprehensive review of the Company’s allowance for loan losses. As a result of management’s detailed analysis, the Company’s made a negative provision to the reserve in 2004 of $2.9 million before taxes. Nonperforming loans increased from $5.3 million at year-end 2004 to $6.8 million at year-end 2005. Nonperforming loans at December 31, 2003 were $2.6 million. Nonperforming loans include loans in nonaccrual status, renegotiated loans, and loans past due ninety days or more and still accruing. Net charge offs for 2005 were $519,000, compared to net recoveries for 2004 of $94,000.

A discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section above. One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans. The allowance for loan losses as a percentage of total loans was 0.90% as of December 31, 2005, compared to 1.03% as of December 31, 2004. In management’s judgment, an adequate allowance for estimated losses has been established; however there can be no assurance that losses will not exceed the estimated amounts in the future.

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

Sources of funds

The Company’s primary source of funds is customer deposits. Total deposits grew $136.4 million during 2005, to $1.94 billion as of December 31, 2005.  Most of the growth was in certificate of deposit and money market accounts. Certificates of deposit of $100,000 or more increased $46.9 million (17.1%) and certificates of deposit of less than $100,000 increased $44.4 million (8.7%) during 2005. At the same time, money market accounts grew $27.6 million (6.8%) during 2005. Pricing and sales strategies targeted growth in transactional deposit accounts, and customer reinvestment of maturing time deposit balances to longer-term maturities led to the higher time deposit balances. Successful selling efforts in these areas resulted in an increase in new account relationships and core funding sources.

The Company also utilizes repurchase agreements as a source of funds. Repurchase agreements, which are typically of short-term duration, were $57.6 million as of December 31, 2005, an increase of $12.4 million from $45.2 million as of December 31, 2004. Other short-term borrowings increased from $75.8 million to $171.8 million, primarily due to the increase in federal funds purchased. The note payable had an outstanding balance of $3.2 million as of December 31, 2005 compared to $2.7 million as of December 31, 2004 due to changes in short term funding needs. The Company is currently maintaining liquid assets and delivering consistent growth in core funding to provide funding for loan growth.

Capital

Total stockholders’ equity increased $17.3 million during 2005, from $135.0 million as of December 31, 2004, to $152.3 million as of December 31, 2005. Net income of $27.7 million, reduced by dividends of $6.9 million, contributed to retained earnings of $20.8 million during 2005. During 2005, a $4.9 million decrease in net unrealized securities gains (losses) decreased stockholders’ equity. In 2004, net income of $26.3 million, reduced by dividends of $6.2 million, contributed retained earnings of $20.1 million. During 2004, stockholders’ equity decreased $2.7 million relating to a change in net unrealized securities gains. The exercise of stock options and the related tax benefit contributed $1.4 million to stockholders’ equity in 2005, and $562,000 to stockholders’ equity in 2004.  On June 16, 2004, the Board of Directors of the Company declared a 2-for-1 stock split effected in the form of a stock dividend payable on July 28, 2004 to stockholders of record on July 16, 2004. All historical share data and per share amounts have been restated to reflect this stock split.

During June 2003, the Company completed its tender offer for shares of its common stock, in which 1,446,106 shares were repurchased at $21.25 per share. The total cash payment required to complete the tender offer was approximately $30.7 million, which was funded by the sale of trust preferred securities. The Company completed the sale of $27.5 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in June 2003. An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003. The trust preferred securities are amortized over a 30 year period. Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.

Return on average equity decreased to 19.11% in 2005, from 20.86% in 2004, and 17.65% in 2003. Two primary factors contributed to the decrease from 2004 to 2005. An increase in unrealized losses on securities during this period of time, from $2.7 million in 2004 to $4.9 million in 2005 and an increase in dividends declared in 2005 of $700,000 over dividends declared in 2004 resulting in decreasing returns on average equity.

Bank regulatory agencies have adopted capital standards by which all banks and bank holding companies are evaluated.  Capital levels and minimum required levels:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005:
Total capital to risk weighted assets
Consolidated	$200,981	10.91%	$147,374	8.00%	$184,217	10.00%
Old Second	135,423	10.75	100,780	8.00	125,975	10.00
Tier 1 capital to risk weighted assets
Consolidated	185,737	10.08	73,705	4.00	110,558	6.00
Old Second	125,301	9.94	50,423	4.00	75,634	6.00
Tier 1 capital to average assets
Consolidated	185,737	8.02	92,637	4.00	115,796	5.00
Old Second	125,301	7.85	63,848	4.00	79,810	5.00

December 31, 2004:
Total capital to risk weighted assets
Consolidated	$177,554	11.06%	$128,430	8.00%	$160,537	10.00%
Old Second	123,156	11.53	85,451	8.00	106,814	10.00
Tier 1 capital to risk weighted assets
Consolidated	162,059	10.09	64,245	4.00	96,368	6.00
Old Second	112,208	10.50	42,746	4.00	64,119	6.00
Tier 1 capital to average assets
Consolidated	162,059	7.85	82,578	4.00	103,222	5.00
Old Second	112,208	7.98	56,245	4.00	70,306	5.00

The Company and its three subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines provide for five classifications, the highest of which is well capitalized. The Company and the Banks were categorized as well capitalized as of December 31, 2005.

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

Net cash inflows from operations were $10.4 million during 2005. Net cash outflows from investing activities were $243.5 million in 2005, as a result of $196.1 million in net principal disbursed on loans. Net cash outflows relating to securities available for sale were $37.5 million as a result of cash inflows of $158.4 million for the sale of securities available for sale, offset by cash outflows of $195.9 million for the purchases of securities available for sale. Net cash inflows from financing activities were $239.5 million in 2005, which included a net increase in deposits of $136.4 million and an increase in short-term borrowings and federal funds and repurchase agreements purchased of $108.4 million.

Management of investing and financing activities along with market conditions determine the level and the stability of net interest cash flows. Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principle determinant of growth in net interest cash flows.

Net cash inflows from operations were $10.1 million during 2004. Net cash outflows from investing activities were $244.6 million in 2004, as a result of $189.4 million in net principal disbursed on loans. Net cash outflows relating to securities available for sale were $49.6 million as a result of cash inflows of $164.7 million for the sale of securities available for sale, offset by cash outflows of $214.3 million for the purchases of securities available for sale. Net cash inflows from financing activities were $238.0 million in 2004, which included a net increase in deposits of $274.2 million, offset by decreases in short-term borrowings of $30.3 million and a decrease in cash outflows for federal funds and repurchase agreements purchased of $2.6 million.

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

The Company seeks to achieve consistent growth in net interest income and net income while managing volatility that arises from shifts in interest rates. The Bank’s Asset and Liability Management Committee (“ALCO”) oversees financial risk management by developing programs to measure and manage interest rate risks within authorized limits set by the Bank’s Board of Directors. ALCO also approves the Bank’s asset/liability management policies, oversees the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviews the Bank’s interest rate sensitivity position. Management uses net interest income simulation modeling tools to analyze and capture near-term and longer-term interest rate exposures.

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

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

	Expected Maturity Dates
	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
2005
Interest-earning Assets
Interest-bearing deposit with banks	$105	$—	$—	$—	$—	$—	$105
Average interest rate	3.96%	0.00%	0.00%	0.00%	0.00%	0.00%	3.96%
Securities	$84,130	$60,223	$70,941	$33,738	$29,901	$199,916	$478,849
Average interest rate	4.15%	3.98%	4.34%	3.80%	4.33%	4.57%	4.32%
Fixed rate loans	$108,932	$81,274	$166,483	$124,810	$218,258	$101,025	$800,782
Average interest rate	6.37%	6.49%	6.03%	5.92%	6.20%	6.16%	6.17%
Adjustable rate loans	$332,448	$71,350	$36,034	$24,425	$13,196	$437,544	$914,997
Average interest rate	7.64%	7.41%	7.08%	7.18%	7.20%	6.05%	6.82%
Total	$525,615	$212,847	$273,458	$182,973	$261,355	$738,485	$2,194,733
Interest-bearing Liabilities
Interest-bearing deposit	$1,101,152	$151,512	$97,182	$19,804	$29,221	$272,283	$1,671,154
Average interest rate	3.03%	3.28%	3.86%	3.98%	4.26%	2.64%	3.07%
Short-term borrowings	$229,450	$—	$—	$—	$—	$—	$229,450
Average interest rate	3.71%	0.00%	0.00%	0.00%	0.00%	0.00%	3.71%
Notes payable	$3,200	$—	$—	$—	$—	$—	$3,200
Average interest rate	5.22%	0.00%	0.00%	0.00%	0.00%	0.00%	5.22%
Junior subordinated debentures	$—	$—	$—	$—	$—	$31,625	$31,625
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	7.80%	7.80%
Total	$1,333,802	$151,512	$97,182	$19,804	$29,221	$303,908	$1,935,429
Period gap	$(808,187)	$61,335	$176,276	$163,169	$232,134	$434,577	$259,304
Cumulative gap	(808,187)	(746,852)	(570,576)	(407,407)	(175,273)	259,304
2004
Interest-earning Assets
Interest-bearing deposit with banks	$62	$—	$—	$—	$—	$—	$62
Average interest rate	2.02%	0.00%	0.00%	0.00%	0.00%	0.00%	2.02%
Securities	$65,063	$82,373	$66,260	$65,329	$24,454	$149,463	$452,942
Average interest rate	3.08%	2.95%	2.99%	3.34%	3.68%	3.61%	3.29%
Fixed rate loans	$88,809	$96,381	$78,857	$213,957	$92,795	$94,440	$665,239
Average interest rate	5.88%	6.16%	6.16%	5.94%	5.87%	5.83%	5.96%
Adjustable rate loans	$273,838	$63,604	$52,040	$42,114	$18,049	$410,789	$860,434
Average interest rate	5.75%	5.46%	5.46%	5.29%	5.29%	5.28%	5.46%
Total	$427,772	$242,358	$197,157	$321,400	$135,298	$654,692	$1,978,677
Interest-bearing Liabilities
Interest-bearing deposit	$898,952	$178,692	$170,475	$20,676	$7,102	$272,624	$1,548,521
Average interest rate	1.79%	3.10%	2.82%	3.17%	2.93%	0.51%	1.85%
Short-term borrowings	$121,028	$—	$—	$—	$—	$—	$121,028
Average interest rate	1.37%	0.00%	0.00%	0.00%	0.00%	0.00%	1.37%
Notes payable	$2,700	$—	$—	$—	$—	$—	$2,700
Average interest rate	2.22%	0.00%	0.00%	0.00%	0.00%	0.00%	2.22%
Junior subordinated debentures	$—	$—	$—	$—	$—	$31,625	$31,625
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	7.80%	7.80%
Total	$1,022,680	$178,692	$170,475	$20,676	$7,102	$304,249	$1,703,874
Period gap	$(594,908)	$63,666	$26,682	$300,724	$128,196	$350,443	$274,803
Cumulative gap	(594,908)	(531,242)	(504,560)	(203,836)	(75,640)	274,803

Controls and procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2005 the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is appropriately recorded, processed, summarized and reported.

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

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, those set forth under item 1.A “Risk Factors” of the Form 10-K and as set forth below:

•                                         The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets.

•                                           Credit risks and the risks from concentrations (by geographic area and by industry) within the Company’s loan portfolio.

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

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2005 and 2004

(In thousands, except share data)

	2005	2004
Assets
Cash and due from banks	$65,115	$58,662
Federal funds sold	—	—
Cash and cash equivalents	65,115	58,662
Securities available for sale	478,849	452,942
Loans held for sale	11,397	16,597
Loans	1,704,382	1,509,076
Allowance for loan losses	15,329	15,495
Net loans	1,689,053	1,493,581
Premises and equipment, net	42,485	36,208
Other real estate owned	251	—
Mortgage servicing rights, net	2,271	317
Goodwill, net	2,130	2,130
Core deposit intangible assets, net	355	710
Bank owned life insurance (BOLI)	41,627	20,670
Accrued interest and other assets	34,297	23,202
Total assets	$2,367,830	$2,105,019

Liabilities
Deposits:
Demand	$264,124	$250,328
Savings	795,028	763,637
Time	876,126	784,884
Total deposits	1,935,278	1,798,849
Securities sold under repurchase agreements	57,625	45,242
Other short-term borrowings	171,825	75,786
Junior subordinated debentures	31,625	31,625
Notes payable	3,200	2,700
Accrued interest and other liabilities	16,015	15,829
Total liabilities	2,215,568	1,970,031

Stockholders’ Equity
Preferred stock, $1.00 par value; authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 20,000,000 shares; issued 16,592,301 in 2005 and 16,496,574 in 2004 outstanding 13,520,073 in 2005 and 13,424,346 in 2004	16,592	16,497
Additional paid-in capital	13,746	12,480
Retained earnings	176,824	156,025
Accumulated other comprehensive (loss) income	(4,562)	324
Treasury stock, at cost, 3,072,228 shares in 2005 and 2004	(50,338)	(50,338)
Total stockholders’ equity	152,262	134,988
Total liabilities and stockholders’ equity	$2,367,830	$2,105,019

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2005, 2004, and 2003

(In thousands, except share data)

	2005	2004	2003
Interest income
Loans, including fees	$102,649	$82,666	$72,176
Loans held for sale	690	782	2,193
Securities:
Taxable	12,064	10,624	10,883
Tax-exempt	4,810	3,265	2,486
Federal funds sold	7	58	105
Interest bearing deposits	3	3	1
Total interest income	120,223	97,398	87,844
Interest expense
Savings deposits	11,988	6,421	6,266
Time deposits	26,052	18,602	16,967
Repurchase agreements	1,303	450	511
Other short-term borrowings	4,308	1,037	477
Junior subordinated debentures	2,448	2,486	1,233
Notes payable	125	43	14
Total interest expense	46,224	29,039	25,468
Net interest income	73,999	68,359	62,376
Provision for loan losses	353	(2,900)	3,251
Net interest income after provision for loan losses	73,646	71,259	59,125
Noninterest income
Trust income	6,644	5,807	5,398
Service charges on deposits	8,291	7,634	6,968
Secondary mortgage fees	973	866	1,686
Gain on sale of loans	5,535	5,579	10,836
Securities (losses) gains, net	(14)	512	140
Bank owned life insurance	957	670	—
Other income	5,763	4,846	4,199
Total noninterest income	28,149	25,914	29,227
Noninterest expense
Salaries and employee benefits	35,645	33,603	34,099
Occupancy expense, net	3,695	3,780	3,376
Furniture and equipment expense	5,066	4,586	4,055
Amortization of core deposit intangible assets	355	355	355
Litigation settlement	—	1,750	—
Advertising expense	1,719	1,060	777
Other expense	14,020	12,474	11,513
Total noninterest expense	60,500	57,608	54,175
Income before income taxes	41,295	39,565	34,177
Provision for income taxes	13,612	13,278	12,069
Net income	$27,683	$26,287	$22,108
Basic earnings per share	$2.05	$1.96	$1.57
Diluted earnings per share	2.03	1.94	1.56

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004, and 2003

(In thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$27,683	$26,287	$22,108
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,515	3,065	2,628
Amortization of mortgage servicing rights	156	11	37
Provision for loan losses	353	(2,900)	3,251
Provision for deferred taxes	1,075	1,125	(1,025)
Origination of loans held for sale	(385,980)	(402,842)	(812,326)
Proceeds from sale of loans held for sale	392,345	406,148	857,081
Gain on sale of loans held for sale	(3,275)	(5,312)	(10,861)
Change in current income taxes payable	(471)	1,357	993
Purchase of bank owned life insurance	(20,000)	(20,000)	—
Change in accrued interest receivable and other assets	(9,442)	(2,234)	(1,134)
Change in accrued interest payable and other liabilities	42	1,606	(2,384)
Premium amortization and discount accretion on securities	3,561	3,693	4,286
Securities losses (gains), net	14	(512)	(140)
Amortization of core deposit intangible assets	355	355	355
Tax benefit from stock options exercised	425	215	335
Net cash provided by operating activities	10,356	10,062	63,204

Cash flows from investing activities
Proceeds from maturity of available for sale securities	137,939	136,177	223,784
Proceeds from sales of available for sale securities	20,415	28,556	20,477
Purchases of securities available for sale	(195,936)	(214,275)	(274,165)
Net change in loans	(196,076)	(189,444)	(258,922)
Sales of other real estate owned	—	663	—
Net purchases of premises and equipment	(9,792)	(6,240)	(5,918)
Net cash used in investing activities	(243,450)	(244,563)	(294,744)

Cash flows from financing activities
Net change in deposits	136,429	274,215	133,973
Net change in repurchase agreements	12,383	(2,606)	(12,926)
Net change in other borrowings	96,039	(30,260)	96,767
Proceeds from the issuance of junior subordinated debentures	—	—	31,625
Proceeds from notes payable	500	2,200	500
Proceeds from exercise of stock options	936	347	786
Dividends paid	(6,740)	(5,901)	(5,639)
Purchase of treasury stock	—	—	(31,442)
Net cash provided by financing activities	239,547	237,995	213,644
Net change in cash and cash equivalents	6,453	3,494	(17,896)
Cash and cash equivalents at beginning of year	58,662	55,168	73,064
Cash and cash equivalents at end of year	$65,115	$58,662	$55,168

Supplemental cash flow information
Income taxes paid	$14,083	$11,903	$12,357
Interest paid	44,774	28,024	25,732
Non-cash transfer of loans to other real estate	251	—	532

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

Years Ended December 31, 2005, 2004, and 2003

(In thousands, except share data)

				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Treasury	Stockholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2002	$16,378	$10,860	$119,358	$5,376	$(18,896)	133,076
Net income	—	—	22,108	—	—	22,108
Change in net unrealized gain (loss) on securities available for sale, net of $1,567 tax benefit	—	—	—	(2,371)	—	(2,371)
Total comprehensive income						19,737
Dividend declared, $.40 per share	—	—	(5,498)	—	—	(5,498)
Stock options exercised	82	745	(41)	—	—	786
Tax effect of stock options exercised	—	335	—	—	—	335
Purchase of treasury stock	—	—	—	—	(31,442)	(31,442)
Balance, December 31, 2003	$16,460	$11,940	$135,927	$3,005	$(50,338)	$116,994
Net income	—	—	26,287	—	—	26,287
Change in net unrealized gain (loss) on securities available for sale, net of $1,773 tax benefit	—	—	—	(2,681)	—	(2,681)
Total comprehensive income						23,606
Dividend declared, $.46 per share	—	—	(6,174)	—	—	(6,174)
Stock options exercised	37	325	(15)	—	—	347
Tax effect of stock options exercised	—	215	—	—	—	215
Balance, December 31, 2004	$16,497	$12,480	$156,025	$324	$(50,338)	$134,988
Net income	—	—	27,683	—	—	27,683
Change in net unrealized gain (loss) on securities available for sale, net of $3,214 tax benefit	—	—	—	(4,886)	—	(4,886)
Total comprehensive income						22,797
Dividend declared, $.51 per share	—	—	(6,884)	—	—	(6,884)
Stock options exercised	95	841	—	—	—	936
Tax effect of stock options exercised	—	425	—	—	—	425
Balance, December 31, 2005	$16,592	$13,746	$176,824	$(4,562)	$(50,338)	$152,262

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(Table amounts in thousands, except per share data)

Note A: Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries; The Old Second National Bank of Aurora (“Old Second Bank”), Old Second Bank-Yorkville, Old Second Bank-Kane County, Old Second Financial, Inc. and Old Second Mortgage Company, together referred to as the “Company.”  The banking subsidiaries are referred to herein as the “Banks.” Inter-company transactions and balances are eliminated in consolidation. Certain items in prior periods have been reclassified to conform to the current presentation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial and installment loans. A major portion of loans is secured by various forms of collateral including real estate, business assets, and consumer property, while borrower cash flow is the primary source of repayment. Old Second Mortgage Company provides mortgage-banking services, Old Second Financial, Inc. provides insurance agency services and Old Second Bank also engages in trust operations.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses, net of income taxes, reported in accumulated other comprehensive income. Interest income includes amortization of purchase premium or discount. Realized gains and losses are determined on a trade date basis based on the amortized cost of the specific security sold.

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or circumstances to indicate that a security on which there is an unrealized loss is impaired on an other than temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other than temporary are written down to fair value with the write-down recorded as a realized loss and included in security (losses) gains, net.

Loans Held for Sale: Old Second Mortgage Company originates residential mortgage loans, which consist of loan products eligible for the secondary market. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Gains on the sale of these mortgage loans are recorded in the period in which the loans are sold.

Mortgage Servicing Rights:  Old Second Mortgage Company is also involved in the business of servicing mortgage loans. Servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of the borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to the investors. If servicing is retained at the time of loan sale, the Company recognizes Mortgage Servicing Rights (MSRs) as assets in its Consolidated Balance Sheets. MSRs represent the right to a stream of cash flows and an obligation to perform specified residential mortgage servicing activities.

Mortgage loans that the Company is servicing for others aggregate to $155.3 million and $18.1 million at December 31, 2005 and 2004, respectively. Mortgage loans that the Company is servicing for others are not included in the Consolidated Balance Sheets. Fees received in connection with servicing loans for others are recognized as earned. Loan servicing costs are charged to expense as incurred.

MSRs related to loans sold in the secondary market are initially recognized based on the relative fair value of the MSRs and the mortgage loan on the date the mortgage loan is sold. Subsequent to initial recognition, MSRs are carried at the lower of initial carrying value, adjusted for amortization, or fair value (i.e., lower of cost or market). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing income stream of the underlying mortgage loans.

As required under Statement 140, “Accounting for Transfers and Servicing of Financial Extinguishments of Liabilities – a replacement of FASB Statement 125”, MSRs are periodically evaluated for temporary impairment. MSRs are stratified based upon certain risk characteristics (loan type and mortgage note rate). For each strata, the carrying amount is then compared to the fair value of the strata. Any indicated impairment is recognized as a reduction in revenue through a valuation provision to the extent that the carrying value of an individual stratum exceeds its estimated fair value.

MSRs also are reviewed for other-than-temporary impairment. Other-than-temporary impairment exists when the recoverability of the valuation allowance is determined to be remote taking into consideration historical and projected interest rates and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSRs. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSRs and the valuation allowance, precluding subsequent recoveries.

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

Allowance for Loan Losses – The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is inherently subjective, because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.

The methodology for determining the appropriate level of the allowance for loan losses consists of three components: (i) specific reserves established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates. Management believes that the allowance for loan losses of $15.3 million is adequate to absorb credit losses inherent in the loan portfolio at December 31, 2005.

Additions to the allowance for loan losses are expensed through the provision for loan losses and reductions in the allowance for loan losses are credited to the provision for loan losses. Loans believed by management to be uncollectible are charged against the allowance for loan losses and recoveries of previously charged-off loans are credited to the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal and interest due according to the original terms of the agreement. Impaired loans are measured based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to seven years for furniture and equipment principally by the use of straight-line depreciation methods for book purposes, while accelerated depreciation is used for income tax purposes. When property is retired or otherwise disposed of, the stated amount, net of sale proceeds in the event of a sale of assets, is recognized as a gain or loss at the time of disposal. Expenditures for maintenance and repairs are expensed as incurred, and expenditures for major renovations that extend the useful life of the asset are capitalized.

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

Goodwill and Other Intangibles: Goodwill is the excess of purchase price of an acquisition over the fair value of identified net assets acquired in an acquisition. Goodwill (and intangible assets deemed to have indefinite lives) is not amortized but is subject to annual impairment tests. Other intangible assets, including core deposit intangibles, are amortized over their useful lives. Goodwill is tested at least annually for impairment, or more often if events or other circumstances indicate that there may be impairment. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable.

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

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain employees. Bank owned life insurance is recorded at its cash surrender value, which is the amount that can be realized. The change in the cash surrender value and insurance proceeds received are recorded as Bank Owned Life Insurance income in the Consolidated Income Statement and is not subject to income taxes based on the Company’s intent and ability to hold the policies.

Long-term Incentive Plan: In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and all subsequent amendments and clarifications. Under this method, no compensation cost is reorganized for stock options granted at or above fair market value. Compensation cost for restricted shares is recognized on a straight-line basis over the vesting period.

Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS no. 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” disclosure requirements, pro forma net income, and earnings per share are presented in the following table as if compensation cost for stock options, net of related tax effect, was determined under the fair value method and amortized to expense over the options’ vesting periods.

	2005	2004	2003
Net income as reported	$27,683	$26,287	$22,108
Pro forma net income	26,143	25,883	21,825
Basic earnings per share as reported	2.05	1.96	1.57
Pro forma basic earnings per share	1.94	1.93	1.55
Diluted earnings per share as reported	2.03	1.94	1.56
Pro forma diluted earnings per share	1.91	1.91	1.54

The pro forma effects were computed using option-pricing models with the following assumptions:

	2005	2004	2003
Risk free interest rate	4.45%	4.00%	4.00%
Expected option life, in years	5	5	10
Expected stock price volatility	25.0%	25.0%	26.4%
Dividend yield	1.70%	1.50%	2.00%

Expected life was based on contractual expiration date in 2003. In 2004 and 2005, the expected life was based on historical average holding period.

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

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income tax expense.

Earnings Per Share: Basic earnings per share represent net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effects of additional potential common shares issuable under stock options, computed based on the treasury stock method using the average market price for the period. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

Treasury Stock: Shares of Old Second Bancorp, Inc. may be acquired for reissuance in connection with stock option plans, for future stock dividend declarations, and for general corporate purposes. Treasury shares acquired are recorded at cost.

Derivative Financial Instruments: Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No.133”), which was subsequently amended by SFAS No.138, requires companies to record derivatives on the balance sheet as assets and liabilities measured at their fair value. The accounting for increases and decreases in the value of derivatives depends upon the use of derivatives and whether the derivatives qualify for hedge accounting. The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding, known as rate lock commitments. Rate lock commitments on mortgage loans to be held for sale are considered derivatives. The Company enters into hedging instruments, primarily fixed-rate sale obligations, in order to offset movement in the value of the rate lock commitments, creating a fair value economic hedge. Adjustments are made to reflect the fair value of both the sales obligations and the rate lock commitments.

Comprehensive Income - Comprehensive income is the total of net income and certain other items that are charged or credited to stockholders’ equity. The Company includes changes in unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income. Comprehensive income is presented in the Consolidated Statement of Changes in Stockholders’ Equity and accumulated other comprehensive income is reported in the Consolidated Balance Sheets.

Variable Interest Entity: In December 2003, the FASB revised FIN No. 46, “Consolidation of Variable Interest Entities.” FIN 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights. As of December 31, 2004, the Company applied the provisions of FIN 46 to Old Second Capital Trust I, a wholly-owned subsidiary trust that issued capital securities to third-party investors. As a result, Old Second Capital Trust I is an unconsolidated subsidiary of the Company. The issuance of trust preferred securities through this trust subsidiary is discussed further in Note J.

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

New Accounting Pronouncements:

On January 1, 2005, the Company adopted the American Institute of Certified Public Accountants Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser’s initial investment and prohibits carrying over valuation allowances from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser’s initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life, while subsequent decreases are recognized as impairment through the reserve for loan losses. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The adoption of this standard had no impact on the Company’s financial condition, results of operations, or liquidity as no loans were purchased in 2005.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1”). FSP FAS 115-1 was issued to address the steps in determining when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. FSP FAS 115-1 discusses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain quantitative and qualitative disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 clarifies that an investor should recognize an impairment loss when the impairment loss is deemed other-than-temporary, even if the decision to sell has not been made. FSP FAS 115-1 replaces the impairment evaluation guidance set forth in paragraphs 10-18 of Emerging Issues Task Force Issue No. 03-1 (“EITF 03-1”) and amends existing other-than-temporary impairment guidance, including that provided in FASB Statement No. 115, “Accounting for Debt and Equity Securities,” and APB 18, “The Equity Method of Accounting for Investments in Common Stock.” FSP FAS 115-1 is effective for reporting periods beginning after December 15, 2005. In addition to the guidance under FSP FAS 115-1, the disclosure requirements under EITF 03-1 remain in effect. The adoption of FSP FAS 115-1 is not expected to have a material impact on the Company’s financial position, results of operations, or liquidity.

In December 2004, the FASB issued Statement 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation,” supersedes APB 25 and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS No. 123R established standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. The statement also requires that the benefits of tax deductions in excess of recognized compensation expense be reported as a financing cash flow, rather than as an operating cash flow as required under existing accounting rules. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the required effective date of SFAS No. 123R to the beginning of the first annual period beginning after June 15, 2005. The Company will adopt SFAS No. 123R on January 1, 2006 using the modified prospective method. Under the modified prospective method, compensation cost will be recognized in the financial statements beginning January 1, 2006 based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to 2006.

The Company currently uses the intrinsic value method as permitted by APB 25 to account for its share-based payments to employees, and as such, generally recognizes no compensation expense for employee stock options. Accordingly, adopting SFAS No. 123R will result in the Company recording compensation cost for employee stock options. Had the Company adopted stock option expensing in prior periods, the impact would have approximated that as presented in the SFAS No. 123 disclosure of pro-forma net income and earnings per share in Note A, “Summary of Significant Accounting Policies.” Future levels of compensation cost recognized related to share-based compensation awards will be impacted by new awards and/or modifications, repurchases, and cancellations of existing awards before and after the adoption of this standard.

Note B: Cash and Due from Banks

Old Second Bank is required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, the average reserve balance was $15,861,000 during 2005.

Note C: Securities

Securities available for sale at December 31 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2005
U.S. Treasury	$11,010	$—	$273	$10,737
U.S. Government agencies	318,560	51	4,940	313,671
States and political subdivisions	148,371	932	3,332	145,971
Other securities	8,470	—	—	8,470
	$486,411	$983	$8,545	$478,849
2004
U.S. Treasury	$998	$—	$6	$992
U.S. Government agencies	313,768	850	1,449	313,169
States and political subdivisions	130,448	1,845	703	131,590
Other securities	7,190	1	—	7,191
	$452,404	$2,696	$2,158	$452,942

Other securities available for sale include Federal Home Loan Bank Stock, Federal Reserve Bank stock, Farmer Mac stock and other marketable equity securities. The Federal Home Loan Bank stock, Federal Reserve Bank and Farmer Mac stock are carried at cost.

		Weighted
	Amortized	Average	Fair
	Cost	Yield	Value
Due in one year or less	$84,994	2.92%	$84,130
Due after one year through five years	198,400	3.73%	194,803
Due after five years through ten years	107,647	4.29%	107,092
Due after ten years	86,900	3.79%	84,354
	$477,941	3.72%	$470,379
Other securities	8,470	4.03%	8,470
	$486,411	3.73%	$478,849

	Less than 12 months in an unrealized loss position
	Unrealized	Fair	Number
	Losses	Market	of
	Amount	Value	Securities
U.S. Treasury	$267	$9,745	2
U.S. Government agencies	1,998	167,798	51
States and political subdivisions	2,621	75,001	135
	$4,886	$252,544	188

	Greater than 12 months in an unrealized loss position
	Unrealized	Fair	Number	Unrealized
	Losses	Market	of	Loss
	Amount	Value	Securities	Total
U.S. Treasury	$6	$994	1	$273
U.S. Government agencies	2,942	139,182	38	4,940
States and political subdivisions	711	35,097	54	3,332
	$3,659	$175,273	93	$8,545

The unrealized loss of the securities portfolio is attributable to the increase in interest rates, which has caused the amortized cost to be more than the current fair value. When interest rates decrease, the individual securities typically will increase in value. The securities affected are primarily issued by FNMA and FHLMC, and the change in value is not related to credit quality deterioration. The Company has the ability and intent to hold all securities in an unrealized loss position until maturity or such time that they are no longer in a loss position. Securities with a fair value of approximately $321.2 million and $300.6 million at December 31, 2005, and 2004, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

	Years ended December 31,
	2005	2004	2003
Proceeds from sales of securities	$20,414	$28,556	$20,477
Gross realized gains on securities	5	764	153
Gross realized losses on securities	(19)	(252)	(13)
Net realized (losses) gains	$(14)	$512	140
Income tax (benefit) expense on net realized gains/ losses	$(8)	$308	$84

Note D: Loans

Major classifications of loans at December 31 were as follows:

	2005	2004
Commercial and industrial	$168,314	$171,058
Real estate - commercial	590,328	514,782
Real estate - construction	361,859	269,537
Real estate - residential	550,823	514,020
Installment	35,236	42,155
	$1,706,560	$1,511,552
Net unearned origination fees and costs	(2,178)	(2,476)
	$1,704,382	$1,509,076

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

Past due and nonaccrual loans at December 31 were as follows:

	2005	2004	2003
Nonaccrual loans	$3,845	$5,129	$2,265
Interest income recorded on nonaccrual loans	334	229	—
Interest income which would have been accrued on nonaccrual loans	636	409	167
Loans 90 days or more past due and still accruing interest	2,752	116	381

Loans to principal officers, directors, and their affiliates, which are made in the ordinary course of business, in 2005 and 2004, were as follows at December 31:

	2005	2004
Beginning balance	$22,695	$26,856
New loans	102,021	67,574
Repayments	(99,352)	(71,735)
Ending balance	$25,364	$22,695

No loans to principal officers, directors, and their affiliates were past due greater than 90 days at December 31, 2005.

Note E: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2005	2004	2003
Balance at beginning of year	$15,495	$18,301	$15,769
Provision for loan losses	353	(2,900)	3,251
Loans charged-off	(1,049)	(757)	(1,476)
Recoveries	530	851	757
Balance at end of year	$15,329	$15,495	$18,301

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

Included in nonperforming loans were impaired loans, as defined under SFAS 114, aggregating $8.5 million and $11.5 million at December 31, 2005 and 2004, respectively. Average impaired loans in 2005 and 2004 totaled $9.8 million and $4.2 million, respectively. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method. The related allowance allocated to impaired loans as of December 31, 2005 and 2004 was $2.4 million and $4.0 million, respectively. At December 31, 2005, impaired loans with an associated allowance totaled $8.5 million, while there were no impaired loans without an associated allowance. At December 31, 2004, impaired loans with an associated allowance totaled $11.5 million, while there were no impaired loans without an associated allowance. During 2005, 2004, and 2003, interest recognized on impaired loans while they were considered impaired was not material.

At December 31, 2005, nonperforming assets included $8.5 million, comprised of 20 credits which were deemed impaired loans. The allowance for loan losses includes a $2.4 million reserve for these impaired credits. There were no particular industry or geographic concentrations in nonperforming or delinquent loans in either 2005 or 2004.

Note F: Premises and Equipment

Premises and equipment at December 31 were as follows:

	2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land	$9,660	$—	$9,660	$8,309	$—	$8,309
Premises	34,316	13,773	20,543	30,312	12,828	17,484
Furniture and equipment	32,948	20,666	12,282	28,618	18,203	10,415
	$76,924	$34,439	$42,485	$67,239	$31,031	$36,208

Note G: Intangible Assets

		Accumulated	Net Book
	Cost	Amortization	Value
December 31, 2005:
Amortizing intangible assets:
Core deposit	$3,505	$3,149	$355
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$7,580	$2,485

December 31, 2004:
Amortizing intangible assets:
Core deposit	$3,505	$2,795	$710
Non-amortizing intangible assets:
Goodwill	6,561	4,431	2,130
	$10,066	$7,226	$2,840

Amortization expense relating to the core deposit intangible for the year ended December 31, 2005 was $355,000. The related amortization expense for 2006 will be $355,000, with no amortization expense scheduled to occur following 2006.

Note H: Mortgage Servicing Rights

Activity for capitalized mortgage servicing rights was as follows:

	2005	2004	2003
Balance at beginning of year	$377	$223	$223
Additions	2,110	168	37
Less: amortization	(216)	(14)	(37)
Balance at end of year	2,271	377	223

Changes in the valuation allowance for servicing assets were as follows:
Balance at beginning of year	60	60	31
Provisions for impairment	0	0	29
Less: recoveries	(60)	0	0
Balance at end of year	0	60	60
Net balance	$2,271	$317	$163

Fair Value of mortgage servicing rights	$2,844	$317	$163

Note I: Deposits

Major classifications of deposits at December 31 were as follows:

	2005	2004
Noninterest bearing	$264,124	$250,328
Savings	117,849	123,981
NOW accounts	244,727	234,757
Money market accounts	432,452	404,899
Certificates of deposit of less than $100,000	554,618	510,231
Certificates of deposit of $100,000 or more	321,508	274,653
	$1,935,278	$1,798,849

At year-end 2005, scheduled maturities of time deposits were as follows:

2006	$535,488
2007	194,494
2008	97,129
2009	19,827
2010 and thereafter	29,188
Total	$876,126

The following table sets forth the amount and maturities of deposits of $100,000 or more at December 31, 2005:

3 months or less	$83,286
Over 3 months through 6 months	99,374
Over 6 months through 12 months	55,618
Over 12 months	83,230
$321,508

Note J: Borrowings

The following table is a summary of borrowings as of December 31:

	2005	2004
Securities sold under agreement to repurchase	$57,625	$45,242
Federal funds purchased	170,000	49,000
FHLB advances	—	25,000
Treasury tax and loans	2,250	1,969
Junior subordinated debentures	31,625	31,625
Note payable and other	2,775	2,517
	$264,275	$155,353

The Company enters into sales of securities under agreements to repurchase (repurchase agreements) which generally mature within 1 to 90 days from the transaction date. These repurchase agreements are treated as financings. The dollar amounts of securities underlying the agreements remain in the asset accounts. Securities sold under agreements to repurchase consisted of U.S. government agencies at December 31, 2005 and 2004, and are held in third party pledge accounts.

The Company borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans. In addition, these notes are collateralized by FHLB stock of $7.3 million and $5.9 million at December 31, 2005 and 2004, respectively.

The Company is a Treasury Tax & Loan (TT&L) depository for the Federal Reserve Bank (FRB), and as such, they accept TT&L deposits. The Company is allowed to hold these deposits for the FRB until they are called. The interest rate is the federal funds rate less 25 basis points. Securities with a face value greater than or equal to the amount borrowed are pledged as a condition of borrowing TT&L deposits. As of December 31, 2005 and 2004, the TT&L deposits were $2.3 million and $2.0 million, respectively.

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

The Company had a $20 million line of credit available with Marshall & Ilsley under which there was a $3.2 million outstanding balance as of December 31, 2005 and a $2.7 million outstanding balance as of December 31, 2004. A revolving business note dated April 30, 2005 secures the line of credit and is guaranteed by the Company.  The note provides that any outstanding principal will bear interest at the Company’s option, at the rate of either 1% over the previous month average (Federal Reserve targeted rate) federal funds rate or 0.90% over the adjusted interbank rate with a minimum interest rate of 2.20%. This borrowing is for general corporate purposes, including funding loans held for sale at the Old Second Mortgage Company subsidiary.

At year-end 2005, scheduled maturities of borrowings were as follows:

	For year ended December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Balance	Rate	Balance	Rate
2006	$232,650	3.50%	$123,728	1.40%
2007	—	—	—	—
2008	—	—	—	—
2009	—	—	—	—
2010 and thereafter	31,625	7.80%	31,625	7.80%
Total	$264,275	4.19%	$155,353	2.83%

The following table reflects categories of short-term borrowings having average balances during the year greater than 30% of stockholders’ equity of the Company at the end of the year. During 2005, federal funds sold and securities sold under repurchase agreements meet the criteria. For the years ended 2004 and 2003, securities sold under repurchase agreements met the criteria. Information presented is as of or for the year ended December 31, for the years indicated:

	2005	2004	2003
Balance at end of year	$226,576	$93,314	$47,848
Weighted average interest rate	3.41%	1.31%	0.85%
Maximum month-end amount outstanding during the year	$226,576	$151,839	$63,681
Average amount outstanding during the year	$154,497	$92,892	$46,990
Weighted average interest rate during the year	3.38%	1.32%	1.09%

Note K: Income Taxes

Income tax expense (benefit) for the year ended December 31, was as follows:

	2005	2004	2003
Current federal	$10,707	$10,277	$11,168
Current state	1,830	1,876	1,926
Deferred federal	847	997	(790)
Deferred state	228	128	(235)
	$13,612	$13,278	$12,069

The following were the components of the deferred tax assets and liabilities as of December 31:

	2005	2004
Allowance for loan losses	$6,099	$6,146
Accretion on securities	—	176
Other assets	2,075	2,039
Deferred tax assets	8,174	8,361

Accumulated depreciation	(2,229)	(2,565)
Accretion on securities	(175)	—
Pension	(238)	(193)
Other liabilities	(1,692)	(688)
Deferred tax liabilities	(4,334)	(3,446)
	3,840	4,915
Tax effect of net unrealized loss (gain) on investments	3,000	(213)
Net deferred tax asset	$6,840	$4,702

The components of the provision for deferred income taxes were as follows:

	2005	2004	2003
Provision for loan losses	$48	$1,113	$(1,004)
Depreciation	(337)	438	487
Pension expense	45	156	63
Net premiums and discounts on securities	351	(235)	(45)
Other, net	968	(347)	(526)
	$1,075	$1,125	$(1,025)

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2005	2004	2003
Tax at statutory federal income tax rate	$14,453	$13,848	$11,962
Nontaxable interest income, net of disallowed interest deduction	(1,611)	(1,176)	(865)
BOLI Income	(335)	(235)	—
State income taxes, net of federal benefit	1,338	1,302	1,099
Other, net	(233)	(461)	(127)
Tax at effective tax rate	$13,612	$13,278	$12,069

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

As of December 31, 2005, the defined benefit and supplemental retirement plans were terminated. Prior to December 31, 2005 all amounts due were paid to participants of the supplemental retirement plan. Following receipt of all regulatory approvals, all accrued benefits will be distributed to the participants of the defined benefit plan either in one lump sum payment or by the purchase of an annuity contract. The liabilities are expected to exceed assets at the time of distribution of all benefits by approximately $1,000,000. A contribution of the shortfall amount is required to be made before the defined benefit plan is liquidated.

The following table sets forth the plans’ status and amounts recognized in the these financial statements:

	2005	2004	2003
Accumulated benefit obligation	$13,811	$12,552	$10,820
Change in the projected benefit obligation
Projected benefit obligation at beginning of year	$5,899	$3,636	$—
Service cost	1,778	1,496	1,149
Interest cost	1,022	961	809
Actuarial loss	1,985	800	2,153
Curtailment	(7,902)	—	—
Benefits paid	(2,151)	(994)	(475)
Benefit obligation at end of year	$631	$5,899	$3,636
Change in plan assets
Fair value of plan assets at beginning of year	$12,167	$10,396	$8,035
Actual return on plan assets	416	619	1,150
Employer contributions	3,490	2,146	1,686
Benefits paid	(2,151)	(994)	(475)
Fair value of the asset at end of year	$13,922	$12,167	$10,396
Accrued pension cost
Funded status	$111	$(6,913)	$(6,422)
Unrecognized net actuarial loss (gain)	674	6,772	6,127
Unrecognized prior service cost	—	104	127
Accrued benefit cost	$785	$(37)	$(168)
Net periodic pension cost
Service cost	$1,778	$1,496	$1,150
Interest cost	1,022	961	809
Expected return on assets	(869)	(763)	(666)
Amortization of unrecognized:
Net loss (gain)	346	299	146
Prior service cost	13	22	22
Additional cost due to curtailment	378	—	—
Net asset	—	—	(86)
Net periodic pension cost	$2,668	$2,015	$1,375

Amounts applicable to the supplemental retirement plan
Projected benefit obligation	$1,958	$1,676	$1,554
Accumulated benefit obligation	1,276	934	733
Key assumptions:
Discount rate	5.25%	5.50%	5.80%
Long-term rate of return on assets	7.50%	7.50%	7.50%
Salary increases	5.00%	5.00%	5.00%

The pension plan weighted-average asset allocation at December 31, 2005 and 2004, the measurement dates, by asset category were as follows:

	Plan Assets
	at December 31,
	2005	2004
Asset Category:
Equity securities	47.6%	62.0%
Bonds	34.9%	33.0%
Money markets	17.5%	5.0%
Total net periodic benefit cost	100.0%	100.0%

The investment return objective for the pension plan is to maximize total return, with a targeted minimum of 7.5%. Asset allocation calls for 40 to 70% in equity securities, 25 to 60% in bonds, and 0 to 20% in money markets. The investment objective will change in 2006, due to the planned termination of the Plan. Investments will be sold to provide the liquidity needed to distribute plan assets to participants.

Note M: Employee Benefit Plans

Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust

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

The total expense relating to the 401(k) plan was $1.3 million in 2005, $1.3 million in 2004, and $1.4 million in 2003.

Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan for Executives

The Company sponsors an executive deferred compensation plan, which is a means by which certain executives may voluntarily defer a portion of their salary or bonus. This plan is an unfunded, nonqualified deferred compensation arrangement. Company obligations under this arrangement as of December 31, 2005 and December 31, 2004 were $1.6 million and $1.3 million.

Note N: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 1,333,000 shares of the Company’s common stock, including the granting of qualified stock options (“Incentive Stock Options”), nonqualified stock options, restricted stock and stock appreciation rights. Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options were granted for a term of ten years. Vesting of stock options granted in 2004 and prior years was accelerated to immediately vest all options as of December 20, 2005. The accelerated vesting will eliminate the future compensation expense that the Company would otherwise recognize with respect to these options, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) “Share - Based Payment”, issued by the Financial Accounting Standards Board, effective for reporting periods beginning after January 1, 2006. Options granted in 2005 were immediately vested and restricted stock vests three years from the grant date.

Nonqualified stock options may be granted to directors based upon a formula. These and other awards under the Incentive Plan may be granted subject to a vesting requirement and would become fully vested upon a merger or change in control of the Company.

A summary of activity in the Incentive Plan including options outstanding as of year-end was as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Beginning outstanding	656,934	$19.257	556,799	$15.320	528,801	$20.926
Granted	74,000	31.340	137,000	32.590	110,000	25.075
Exercised	(75,321)	12.350	(36,865)	9.399	(82,002)	9.581
Expired	—	—	—	—	—	—
Ending outstanding	655,613	$21.415	656,934	$19.254	556,799	$23.416
Weighted average fair value of options granted		$8.21		$8.14		$7.98

The following table is a summary of restricted stock activity.

2005
Beginning outstanding	—
Granted	20,406
Lapsed	—
Forfeited	—
Ending outstanding	20,406

Restricted stock was granted beginning December 20, 2005 under the Incentive Plan. These shares are subject to forfeiture until certain restrictions have lapsed including employment for a specific period. The fair value of the restricted stock grant was $640,000 on the date of grant.

Additional information regarding stock options outstanding as of December 31, 2005 is as follows:

	Options Outstanding			Vested Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life	Price	Shares	Price
$5.85 - $10.00	88,534	4.3	$8.930	88,534	$8.930
$10.01 - $15.00	150,532	4.9	12.894	150,532	12.894
$15.01 - $20.00	100,620	7.0	18.810	100,620	18.810
$20.01 - $25.00	—	—	—	—	—
$25.01 - $30.00	104,927	8.0	25.080	104,927	25.080
$30.01 - $35.00	211,000	9.3	32.152	211,000	32.152
	655,613	7.0	$21.415	655,613	$21.415

Note O: Earnings per Share

	2005	2004	2003
Basic Earnings Per Share:
Weighted-average common shares outstanding	13,486,598	13,413,263	14,096,244
Net income available to common stockholders	$27,683	$26,287	$22,108
Basic earnings per share	$2.05	$1.96	$1.57

Diluted Earnings Per Share:
Weighted-average common shares outstanding	13,486,598	13,413,263	14,096,244
Dilutive effect of stock options	174,426	122,618	102,664
Diluted average common shares outstanding	13,661,024	13,535,881	14,198,908
Net income available to common stockholders	$27,683	$26,287	$22,108
Diluted earnings per share	$2.03	$1.94	$1.56

Number of antidilutive options excluded from diluted earnings per share calculation	213,406	137,000	—

Note P: Other Comprehensive Income

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

	2005	2004	2003
Change in net holding gains on available for sale securities arising during the period	$(8,114)	$(4,454)	$(3,938)
Related tax benefit	3,220	1,773	1,567
Net unrealized loss after tax	$(4,894)	$(2,681)	$(2,371)

Less: Reclassification adjustment for the net gains and losses realized during the period
Realized gains	$5	$764	$153
Realized losses	(19)	(252)	(13)
Net realized (losses) gains	(14)	512	140
Income tax benefit (expense) on net realized losses (gains)	6	(204)	(56)
Net realized (losses) gains after tax	$(8)	$308	$84
Total other comprehensive loss	$(4,886)	$(2,989)	$(2,455)

Note Q: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Standby letters of credit outstanding at December 31, 2005 were approximately $44 million. As of December 31, 2005, firm commitments to fund loans in the future were approximately $320 million, of which $40 million were fixed rate and $280 million were variable rate. Standby letters of credit outstanding at December 31, 2004 were approximately $42 million. As of December 31, 2004, firm commitments to fund loans in the future were approximately $378 million, of which $27 million were fixed rate and $351 million were variable rate. As of December 31, 2005, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

Certain subsidiaries of the Company and branches of the Banks occupy certain facilities under long-term operating leases and, in addition, lease certain software and data processing and other equipment. The aggregate minimum annual rental commitments under these leases total approximately $630,000 in 2006, $642,000 in 2007, $655,000 in 2008, $444,000 in 2009, $453,000 in 2010 and $465,000 thereafter.  The Company also receives rental income on certain leased properties. As of December 31, 2005, aggregate future minimum rentals to be received under noncancelable leases totaled $121,000. Total operating lease expense, net of rental income, recorded under all operating leases was $459,000 in 2005, $430,000 in 2004 and $244,000 in 2003.

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

Note R: Capital

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

Capital levels and minimum required levels at year-end:

			Minimum Required		Minimum Required
	Actual		for Capital		to be Well
	at year-end		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005:
Total capital to risk weighted assets
Consolidated	$200,981	10.91%	$147,374	8.00%	$184,217	10.00%
Old Second Bank	135,423	10.75	100,780	8.00	125,975	10.00
Tier 1 capital to risk weighted assets
Consolidated	185,737	10.08	73,705	4.00	110,558	6.00
Old Second Bank	125,301	9.94	50,423	4.00	75,634	6.00
Tier 1 capital to average assets
Consolidated	185,737	8.02	92,637	4.00	115,796	5.00
Old Second Bank	125,301	7.85	63,848	4.00	79,810	5.00

2004:
Total capital to risk weighted assets
Consolidated	$177,554	11.06%	$128,430	8.00%	$160,537	10.00%
Old Second Bank	123,156	11.53	85,451	8.00	106,814	10.00
Tier 1 capital to risk weighted assets
Consolidated	162,059	10.09	64,245	4.00	96,368	6.00
Old Second Bank	112,208	10.50	42,746	4.00	64,119	6.00
Tier 1 capital to average assets
Consolidated	162,059	7.85	82,578	4.00	103,222	5.00
Old Second Bank	112,208	7.98	56,245	4.00	70,306	5.00

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At December 31, 2005 approximately $74,246,000 was available for the payment of dividends by the Banks to the Company.

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

Note S: Fair Values of Financial Instruments

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

The carrying amount and estimated fair values of financial instruments were as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$65,115	$65,115	$58,662	$58,662
Securities available for sale	478,849	478,849	452,942	452,942
Loans held for sale	11,397	11,397	16,597	16,597
Bank owned life insurance	41,627	41,627	20,670	20,670
Loans, net	1,689,053	1,711,282	1,493,581	1,533,482
	$2,286,041	$2,308,270	$2,042,452	$2,082,353
Financial liabilities:
Deposits	$1,935,278	$1,921,475	$1,798,849	$1,793,156
Securities sold under repurchase agreements	57,625	57,625	45,242	45,242
Other short-term borrowing	171,825	171,825	75,786	75,786
Junior subordinated debentures	31,625	28,582	31,625	29,768
Notes payable	3,200	3,200	2,700	2,700
	$2,199,553	$2,182,707	$1,954,202	$1,946,652

Note T: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2005	2004
Assets
Noninterest-bearing deposit with bank subsidiary	$3,084	$1,911
Investment in subsidiaries	184,235	167,382
Securities available for sale	—	145
Other assets	1,725	1,680
	$189,044	$171,118

Liabilities and Stockholders’ Equity
Trust preferred debentures	$31,625	$31,625
Other liabilities	5,157	4,505
Stockholders’ equity	152,262	134,988
	$189,044	$171,118

Condensed Statements of Income for the years ended December 31 were as follows:

	2005	2004	2003
Operating Income
Cash dividends received from subsidiaries	$8,788	$9,060	$6,998
Interest income	—	8	9
Other income	3	18	14
	8,791	9,086	7,021
Operating Expenses
Trust preferred debenture expense	2,448	2,486	1,233
Interest expense	125	43	14
Other expenses	2,125	1,256	650
	4,698	3,785	1,897
Income before income taxes and equity in undistributed net income of subsidiaries	4,093	5,301	5,124
Income tax benefit	(1,850)	(1,494)	(754)
Income before equity in undistributed net income of subsidiaries	5,943	6,795	5,878
Equity in undistributed net income of subsidiaries	21,740	19,492	16,230
Net income	$27,683	$26,287	$22,108

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2005	2004	2003
Cash Flows from Operating Activities
Net income	$27,683	$26,287	$22,108
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiaries	(21,740)	(19,492)	(16,230)
Change in taxes payable	(48)	28	25
Change in other assets	(45)	165	(1,223)
Tax benefit from exercise of stock options	425	215	335
Other, net	57	(262)	(193)
Net cash from operating activities	6,332	6,941	4,822

Cash Flows from Investing Activities
Proceeds from the sales and maturities of securities held for sale	145
Investment in subsidiaries	—	(2,924)	(3,851)
Net cash from investing activities	145	(2,924)	(3,851)

Cash Flows from Financing Activities
Dividends paid	(6,740)	(5,901)	(5,639)
Change in notes payable	500	2,200	500
Treasury stock purchased	—	—	(31,442)
Proceeds from trust preferred debentures	—	—	31,625
Proceeds from exercise of stock options	936	347	1,121
Net cash from financing activities	(5,304)	(3,354)	(3,835)
Net change in cash and cash equivalents	1,173	663	(2,864)
Cash and cash equivalents at beginning of year	1,911	1,248	4,112
Cash and cash equivalents at end of year	$3,084	$1,911	$1,248

Note U: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2005				2004
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$32,912	$31,062	$29,188	$27,061	$25,988	$24,554	$23,602	$23,254
Interest expense	13,872	12,213	10,710	9,429	8,428	7,499	6,700	6,412
Net interest income	19,040	18,849	18,478	17,632	17,560	17,055	16,902	16,842
Provision for loan losses	(460)	450	400	(37)	(2,900)	—	—	—
Securities gains	(9)	—	(1)	(4)	35	88	(251)	640
Income before taxes	11,657	10,723	9,773	9,142	12,814	9,384	8,083	9,284
Net income	7,742	7,182	6,570	6,189	8,408	6,288	5,521	6,070
Basic earnings per share	0.57	0.53	0.49	0.46	0.63	0.47	0.41	0.45
Diluted earnings per share	0.57	0.52	0.48	0.46	0.62	0.46	0.41	0.45
Dividends paid per share	0.13	0.13	0.13	0.12	0.12	0.12	0.12	0.10

Note V: Stockholders’ Rights Plan

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

We have audited the accompanying Consolidated Balance Sheets of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Cash Flows and Changes in Shareholders’ Equity for the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Old Second Bancorp, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois

February 10, 2006

Old Second Bancorp, Inc. and Subsidiaries
Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.o2bancorp.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Stock Market under the symbol “OSBC.” As of December 31, 2005, the Company had approximately 1,160 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 2005 and 2004. Stock prices have been restated to reflect stock splits.

	2005			2004
	High	Low	Dividend	High	Low	Dividend

First quarter	$35.31	$29.50	$0.12	$26.01	$24.00	$0.10
Second quarter	31.60	28.01	0.13	27.05	23.06	0.12
Third quarter	33.24	28.86	0.13	28.75	24.88	0.12
Fourth quarter	33.64	28.00	0.13	34.96	27.58	0.12

Form 10-K and Other Information

We maintain a website at http://www.o2bancorp.com. We make available free of charge on or through the Company’s website, the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The Company’s code of conduct and charters of the Company’s various committees of the Board of Directors are also available on the website. We will also provide copies of the Company’s filings free of charge upon written request to: J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60506-4172.

Transfer Agent/Stockholder Services

Inquires related to stockholders records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp, Inc.

c/o Robin Hodgson, VP Administration

37 River Street

Aurora, Illinois 60506-4172

(630) 906-5480

rhodgson@o2bancorp.com

Old Second Bancorp Inc. and Subsidiaries

Consolidated Balance Sheet

December 31, 2005

(In thousands)

	The Old Second	Old Second	Old Second	Old Second	Old Second	Old Second		Old Second
	National	Mortgage	Bank	Bank	Financial,	Bancorp, Inc.	Consolidating	Bancorp, Inc.
	Bank	Company	Yorkville	Kane	Inc.	Parent Only	Adjustments	Consolidated
Assets
Cash and due from banks	$45,358	$19	$9,551	$10,798	$133	$3,084	$(3,828)	$65,115
Federal funds sold	23,470	—	—	1,775	—	—	(25,245)	—
Cash and cash equivalents	68,828	19	9,551	12,573	133	3,084	(29,073)	65,115
Securities available for sale	327,669	—	65,125	86,055	—	—	—	478,849
Loans held for sale	1,268	9,254	501	374	—	—	—	11,397
Loans	1,159,197	1,465	286,689	265,997	—	—	(8,966)	1,704,382
Allowance for loan losses	10,187	5	3,241	1,896	—	—	—	15,329
Net loans	1,149,010	1,460	283,448	264,101	—	—	(8,966)	1,689,053
Premises and equipment, net	29,665	387	5,991	6,442	—	—	—	42,485
Other realestate owned	—	—	251	—	—	—	—	251
Mortgage servicing rights, net	—	2,271	—	—	—	—	—	2,271
Goodwill, net	—	—	—	2,130	—	—	—	2,130
Core deposit intangible assets, net	—	—	355	—	—	—	—	355
Bank owned life insurance	33,727	—	2,693	5,207	—	—	—	41,627
Investment in subsidiaries	3,207	—	15	15	—	184,235	(186,521)	951
Accrued interest and other assets	25,262	570	2,929	3,174	—	1,725	(314)	33,346
Total assets	$1,638,636	$13,961	$370,859	$380,071	$133	$189,044	$(224,874)	$2,367,830
Liabilities
Deposits:
Demand	$198,167	$—	$37,469	$32,316	$—	$—	$(3,828)	$264,124
Interest bearing	1,078,886	45	277,116	315,107	—	—	—	1,671,154
Total deposits	1,277,053	45	314,585	347,423	—	—	(3,828)	1,935,278
Securities sold under repurchase agreements	57,344	—	281	—	—	—	—	57,625
Other short-term borrowings	172,989	—	23,671	410	—	—	(25,245)	171,825
Notes payable	—	8,966	—	—	—	3,200	(8,966)	3,200
Junior subordinated debentures	—	—	—	—	—	31,625	—	31,625
Accrued interest and other liabilities	9,180	1,813	1,704	1,638	37	1,957	(314)	16,015
Total liabilities	1,516,566	10,824	340,241	349,471	37	36,782	(38,353)	2,215,568
Stockholders’ Equity
Common stock	2,160	10	525	1,000	25	16,592	(3,720)	16,592
Surplus	14,068	457	5,525	14,533	—	13,746	(34,583)	13,746
Retained earnings	109,299	2,670	25,105	15,635	71	176,824	(152,780)	176,824
Accumulated other comprehensive income	(3,457)	—	(537)	(568)	—	(4,562)	4,562	(4,562)
Treasury stock	—	—	—	—	—	(50,338)	—	(50,338)
Total stockholders’ equity	122,070	3,137	30,618	30,600	96	152,262	(186,521)	152,262
Total liabilities and stockholders’ equity	$1,638,636	$13,961	$370,859	$380,071	$133	$189,044	$(224,874)	$2,367,830

Highlights for Old Second Bancorp

Old Second National Bank plans to open two new locations in 2006. Our Batavia, east-side branch is scheduled to open in March, and is positioned for convenience to existing customers and for customers in the new and future home expansion along Kirk Road’s tri-city stretch. Plans to open a Shorewood office are for the early part of the 2nd quarter. This branch will facilitate our growth in the southern region of our market.

The new lobby renovation at Old Second’s 37 South River Street, Aurora branch was completed in November and it has made a considerable impression on our customers and employees alike.  The old real estate area was also converted into our new centralized Loan Documentation and Loan Servicing departments and will be completed in February.

In October 2005, the Wealth Management division of Old Second reached $1 billion in managed assets and serves as a great contributor to earnings.

In December 2005, Old Second Bank-Yorkville acquired a commercial lot on Route 34 in Plano, Illinois.  Construction for a new freestanding retail branch at that location should begin in April of ’06. This branch is positioned to take advantage of upcoming growth and development, which has already begun in and around the Plano-Sandwich Market Area.

Congratulations and thank you to Harold Feltz for twenty-nine years as director on our board. Harold retired as Senior Director on Dec. 19, 2005 and will become Director Emeritus.  Additionally, the Old Second Bank-Yorkville Board of Directors welcomes new board member Reed Martin, President of Caywood and Associates, Inc. Insurance Agency, Plano, Illinois. Mr. Martin’s long-time business and community presence in the Plano area is a great asset for the bank.

The market area of Old Second Bank-Kane Country is seeing signs of the past decade’s anticipated growth in the area. The Village of Elburn approved the final plans for a major retail development to be anchored by Jewel/Osco at the Southwest corner of the intersection of Rt 47 and Rt 38. The store is scheduled to open in the fall of 2006.

More than 10 years ago the Village of Elburn began discussing plans for an extension of the commuter rail line west from Geneva. That extension to Elburn was recently completed with boarding stations added in LaFox and Elburn. This event has received major Chicago press coverage, bringing even more attention to the Bank’s market area. As a result, surrounding communities have experienced increased development interest.

The Bank continues to seek potential branch sites in rapidly growing areas in Kane and DeKalb County. We recently executed a preliminary contract for a branch location on a very desirable lot in Sycatnote.

Old Second Mortgage reports that although the residential mortgage market nationally is expected to generate less mortgage loan activity than 2005, our counties of Kane, DeKalb, McHenry, Kendall and Will are expected to mirror the heavy purchase and building activity we saw last year.

To take advantage of our structure of three banks and a mortgage company, we divided our sales force into three regions for 2006, each lead by an internal promotion. This ultimately brings management closer to the customer. The company is also expanding the loan center and web site.

The focus for 2006 is market share growth, which we expect to be driven by a motivated sales force, expanded loan products and programs, increased market awareness through advertising, and improved relationships with our commercial and community employers and builders.

(Old Second Bancorp Inc. and Old Second National Bank Directors)

[PHOTOS]

(Old Second Bank-Yorkville Directors)

[PHOTOS]

(Old Second Bank-Kane County Directors)

[PHOTOS]

(Old Second Mortgage Directors)

[PHOTOS]

(Old Second Locations)

[MAP]