Form 10-K, Exhibit 13
period 2006-12-31
OLD SECOND BANCORP INC
filed 2007-03-15
CIK 357173

Exhibit 13.1

2006 Year End Letter to Stockholders

The year of 2006 was a challenging one for Old Second Bancorp, Inc. Net income was $23.7 million, down from last year's record income of $27.7 million. The main reasons for this decline were a lower net interest margin and a slower growth rate in loans and deposits.

On a positive note and despite these demanding market conditions, our return on equity was a very respectable 15.29%. Credit quality continued to be pristine with net charge offs of only 0.02%, or $380,000. We continued to have the #1 market share of deposits in Kane and Kendall Counties.

In 2006, we opened 5 new branches and now have 31 locations and one new additional branch in Elgin expected to open in the 2nd quarter of 2007. We have expanded our presence in the very fast growing Elgin and Joliet/ Plainfield markets. Our Wealth Management Group with over $1 billion in assets under management grew both in revenues, which are up 14%, as well as in income, which was up 21%.

We expect market conditions to continue to be a challenge in 2007. The inverted yield curve may remain with us throughout most of the year, real estate markets remain softer than in prior years, and the area continues to see increased competition.

We will continue to take proactive measures to improve our bottom line in 2007. We will look to cost saving initiatives and new growth opportunities to help to accomplish this. Some of the cost saving initiatives we have already begun to institute are: reduced pension costs (as the pension plan was settled in 2006), new tax savings initiatives, cost reductions by merging our mortgage company into the bank, limiting new employee hires, reducing staff and improving efficiencies wherever possible.

In 2006, we expanded our Commercial Lending group to place more emphasis on commercial and industrial lending and expect 2007 to show strong growth in this area. On the retail side, our emphasis on sales and service helped us attain 6,800 new checking accounts, increase our banking households to 57,000 and improve our cross-selling ratio to 3.8 products per household. Our “right size” strategy of offering the best of what large banks offer with the best of what small banks offer, continues to be very effective in these markets and I believe is what makes us the “bank of choice” in all our major markets.

I am as always very optimistic about the future for Old Second Bancorp, Inc. We are located in some of the fastest growing markets in Illinois and the entire U.S. We have a great strategy of “right size” banking and we have the best employee staff in our markets.

I would like to thank our Directors for their guidance, our stockholders for their belief in us, our customers for their loyalty and business, and our staff for their hard work and dedication.

William B. Skoglund

Chairman

Financial Highlights

(In thousands, except share data)

	2006	2005	2004	2003	2002
Balance sheet items at year-end
Total assets	$2,459,140	$2,367,830	$2,105,019	$1,839,689	$1,608,630
Loans, gross	1,763,912	1,704,382	1,509,076	1,319,538	1,061,867
Deposits	2,062,693	1,935,278	1,798,849	1,524,634	1,390,661
Secuities sold under agreement to repurchase	38,218	57,625	45,242	47,848	60,774
Other short-term borrowings	127,090	171,825	75,786	106,046	7,870
Note payable	16,425	3,200	2,700	500	—
Junior subordinated debentures	31,625	31,625	31,625	31,625	—
Stockholders’ equity before other comprehensive income (loss)	161,100	156,824	134,664	113,989	127,700
Stockholders’ equity	158,555	152,262	134,988	116,994	133,076

Results of operations for the year ended
Net interest and dividend income	$71,199	$73,999	$68,359	$62,376	$57,482
Provision for loan losses	1,244	353	(2,900)	3,251	3,805
Net income	23,656	27,683	26,287	22,108	20,146

Per share data
Basic earnings per share	$1.77	$2.05	$1.96	$1.57	$1.36
Diluted earnings per share	1.75	2.03	1.94	1.56	1.35
Dividends declared	0.55	0.51	0.46	0.40	0.38
Stockholders’ equity	12.08	11.26	10.06	8.74	9.00

Weighted average diluted shares outstanding	13,526,603	13,661,024	13,535,881	14,198,908	14,975,416
Weighted average basic shares outstanding	13,367,062	13,486,598	13,413,263	14,096,244	14,859,764
Shares outstanding at year-end	13,127,292	13,520,073	13,424,346	13,387,480	14,786,208

Note: The numbers of shares and per share amounts have been adjusted to reflect the June 15, 2004 two-for-one stock split, effected in the form of a stock dividend.

Old Second Bancorp, Inc. and Subsidiaries

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Overview

Old Second Bancorp, Inc. is a financial services company with its main headquarters located in Aurora, Illinois.  The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries, which are together referred to as the “Company”:

•                  The Old Second National Bank of Aurora (“Old Second Bank”).

•                  Old Second Bank – Yorkville.

•                  Old Second Bank - Kane County.

•                  Old Second Financial, Inc., which provides insurance agency services.

•                  Old Second Mortgage Company, which provides mortgage banking services.  During 2002, Old Second Mortgage Company became a wholly owned subsidiary of Old Second Bank.  As of January 1, 2007, Old Second Mortgage Company was dissolved as a separate entity and became part of Old Second Bank.

•                  Old Second Capital Trust I, which was formed for the exclusive purpose of issuing trust preferred securities in an offering that was completed in July 2003.  Old Second Capital Trust I is an unconsolidated subsidiary of the Company. See Notes A and J to the consolidated financial statements for further discussion.

•                  Old Second Affordable Housing Fund, L.L.C., which was formed for the purpose of providing down payment assistance for home ownership to qualified individuals.

•                  Old Second Management, LLC (“OSM”), which was formed for the purpose of providing a possible future source of capital as well as providing certain tax advantages.  Old Second Bank owns 100% of the common stock of OSM.  Old Second Realty, LLC (“OSR”) is a Delaware real estate investment trust and 100% of the common stock of OSR is owned by OSM.  As of January 2, 2007, there were various minority holders of preferred stock in OSR.

The banking subsidiaries are referred to as the “Banks”.  Inter-company transactions and balances are eliminated in consolidation.

The Company provides financial services through its thirty-one banking locations and three mortgage-banking offices located in Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois.  Five branches opened in 2006, which included the addition of a second branch location in the communities of Batavia, Ottawa, and Plano, Illinois. The Company also expanded into new geographies by opening banking locations in Elgin and Shorewood, Illinois.  Our primary deposit products are checking, NOW, money market, savings, and certificate of deposit accounts, and the Company’s primary lending products are residential and commercial mortgages, construction lending, commercial and industrial loans and installment loans.  A major portion of the Company’s loans are secured by various forms of collateral including real estate, business assets, and consumer property while borrower cash flow is the primary source of repayment.  Old Second Bank also engages in trust operations.

The Company recorded net income of $23.7 million or $1.75 diluted earnings per share in 2006, which compares with recorded earnings of $27.7 million or $2.03 per diluted share in 2005, and $26.3 million, or $1.94 per diluted share in 2004.  Basic earnings per share were $1.77 in 2006, $2.05 in 2005, and $1.96 in 2004.  In general, 2006 balance sheet growth and increases in noninterest income were offset by a lower net interest margin, a higher provision for loan losses, a decline in mortgage banking activity and increased facility and related costs associated with five new branches.  Net interest income declined $2.8 million (3.8%) to $71.2 million in 2006, compared to growth of $5.6 million (8.3%) to $74.0 million in 2005.  Even though there was an increase in earning assets in both years, the growth in earning assets in

2006 was offset by a lower net interest margin.  Average earning assets grew $111.5 million or 5.3% in 2006.  Despite that growth, the net interest margin (tax equivalent basis) was 3.34% for 2006 and 3.64% for 2005.  Year-end total assets were $2.46 billion as of December 31, 2006, an increase of $91.3 million (3.9%) from $2.37 billion as of December 31, 2005.  Average assets were $2.38 billion, $2.24 billion, and $1.97 billion in 2006, 2005, and 2004, respectively.

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

Management has determined that the Company’s accounting policies with respect to the allowance for loan losses is the accounting area requiring subjective or complex judgments that is most important to the Company’s financial position and results of operations, and therefore, is the Company’s only critical accounting policy.  The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio.  Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.  The loan portfolio also represents the largest asset type on the consolidated balance sheet.  The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required using an assessment of various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio.  A loan is considered impaired when it is probable all contractual principal or interest due will not be received according to the original terms of the loan agreement.  Management defines the measured value of an impaired loan based upon the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent.  Impaired loans at December 31, 2006 and 2005 were $9.2 million and $8.5 million respectively.  In addition, a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section that follows.

Results of operations

Net interest income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities.  As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest bearing liabilities.  Net interest margin is the ratio of tax-equivalent net interest income to average earning assets.  Decreases in net interest income during this period were primarily the result of the increase in the cost of funds exceeding the increase in the yield on earning assets.  Even though the yield on earning assets increased 69 basis points to 6.53% in 2006, the cost of funds on interest bearing liabilities increased 110 basis points to 3.63% in the same period.  The net interest margin (tax equivalent) was 3.34%, 3.64%, and 3.78%, in 2006, 2005, and 2004 respectively.

Net interest income was $71.2 million in 2006, $74.0 million in 2005, and $68.4 million in 2004.  Average earning assets were $2.22 billion in 2006, an increase of $111.5 million, or 5.3%, from $2.11 billion in 2005.  Average earning assets were $1.86 billion in 2004.  Average portfolio loans increased $130.8 million, or 8.1%, from $1.62 billion in 2005 to $1.75 billion in 2006.  During 2005, average portfolio loans increased $196.1 million, or 13.8%, from $1.42 billion in 2004, to $1.62 billion in 2005.  Average interest bearing liabilities were $1.95 billion in 2006, an increase of $127.7 million, or 7.0%, in 2005.  Average interest bearing liabilities were $1.82 billion in 2005, an increase of $226.5 million, or 14.2%, from $1.60 billion in 2004.  In 2006, management recorded an adjustment to interest expense on other short-term borrowings of $961,000 due to a reduction in estimate for accrued interest payable.  Approximately $528,000 of this reduction related to 2006.

Given the Company’s mix of negatively gapped interest earning assets and interest bearing liabilities at December 31, 2005, the net interest margin was susceptible to a decrease in 2006 where a rising interest rate environment was followed by an inverted yield curve.  The Federal Open Market Committee (“FOMC”) increased the target for the Federal Funds rate 25 basis points at each of its first four meetings in 2006, increasing the rate from 4.25% to 4.50% on January 31, 2006 and to 5.25% by June 29, 2006.  This resulted in a total increase of 100 basis points during 2006 and the rise in rates was followed by a change in the shape of the yield curve whereby shorter-term rates were higher than longer-term rates.  The yield curve generally remained inverted throughout the second half of 2006.  The FOMC left the Federal Funds rate unchanged through the latter half of 2006 and into early 2007.  In June 2006, the Banks’ prime rate increased along with the Federal Funds rate, moving from 7.25% on January 1, 2006 to 8.25% as of June 29, 2006.  Increased interest costs associated with generating continued deposit growth of 8% in 2005 and 7% growth in 2006 contributed to a decline in the net interest margin.  Since the Federal Reserve began increasing rates in May 2004, the Company has experienced a general decline in the net interest margin and that trend continued through 2006.

Provision for loan losses

The provision for loan losses was $1.2 million and $353,000 respectively, for 2006 and 2005.  The Company reversed $2.9 million of the allowance for loan losses in the fourth quarter of 2004.  Management’s growing concern with the general commercial real estate market, and the large concentration of commercial real estate loans held by the Company contributed to the increase in the provision for 2006 compared to 2005, in spite of the decline in nonperforming loans.  Management has observed slower real estate building and development activity in the Company’s market areas.  Although the Company’s borrowers continue to meet their obligations, management believes that the general risk in this sector has increased from the 2005 environment.  The determination by management to reduce the allowance for loan losses in 2004 was based on a number of factors, including the quality of the loan portfolio, favorable loan loss experience, and a comprehensive review of its allowance for loan loss methodology and internal evaluations of probable and estimable losses inherent in the portfolio.

Net charge-offs were $380,000 and $519,000, respectively in 2006 and 2005.  Net recoveries were $94,000 in 2004.  When compared with total loans, net charge-offs (recoveries) as a percentage of total average loans were 0.02%, 0.03%, and (0.01%) in 2006, 2005, and 2004.

The allowance for loan losses was $16.2 million or .92% of loans and 731.1% of nonperforming loans as of December 31, 2006.  This compares with an allowance for loan losses of $15.3 million or 0.90% of loans and 232.4% of nonperforming loans as of December 31, 2005.  Nonperforming loans are defined as non-accrual loans, restructured loans, and loans past due ninety days or more and still accruing interest.

The allowance for loan losses consists of three components: (i) specific allocations established for losses resulting from an analysis developed through reviews of individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loss experience for each loan category; and (iii) reserves based on general current economic conditions as well as specific economic and other factors believed to be relevant to the Company’s loan portfolio.  Management evaluates the sufficiency of the allowance for loan loss based on the combined total of each of these components.  The components of the allowance for loan losses represent an estimation done pursuant to Statement of Accounting Standard (“SFAS”) 5, Accounting for Contingencies, and SFAS 114, Accounting by Creditors for Impairment of a Loan; and SFAS 118 which amends several provisions of SFAS 114.

Specific allocations

Management reviews on a quarterly basis certain loans on non-accrual, loans over 90 days past due, troubled debt restructurings or any loans considered doubtful or loss.  The individual loan officers analyze these loans  with the results reported to the Loan Review Committee on a Credit Management Report.  From that report, management determines the amount of specific allocations by reviewing, on a credit-by credit basis, all loans considered impaired under SFAS 114 as amended by SFAS 118 as well as all problem and watch loans.  SFAS 114 defines impaired loans as loans where, based on current information and events, it is probable that a creditor may be unable to collect all amounts due according to the original contractual terms of the loan agreement.

A problem loan is defined by the Company’s loan policy as “A credit that is inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any.  Loans so classified have a well-defined weakness that jeopardizes the liquidation of the debt.  These loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.  Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified”.

Specific allocations are discussed at the Quarterly Watch List meeting.  The Vice President - Loan Review chairs this meeting.  The committee consists of the Company’s President, Bank Presidents, Senior Credit & Chief Risk Officer, and other senior lenders who are members of the loan committee.

As of December 31, 2006, the Company had fourteen non-accrual loans totaling $1.6 million with a specific allocation of $133,000 for those loans.  The Company has no specific allocations for restructured or past due loans included in the allowance.  As of December 31, 2005, the Company had eleven non-accrual loans totaling $3.8 million with an allocation of $476,000 for those loans.  As of December 31, 2004 the Company had six non-accrual loans totaling $ 4.7 million with an allocation of $2.2 million.  Impaired loans at December 31, 2006, 2005, and 2004 were $9.2 million, $8.5 million, and $10.5 million respectively.

Historical reserves and management allocations

The component of the allowance for loan losses based on historical loan loss experience is determined using historical charge-off data for the last five years, with more weight placed on the most recent years.  This calculation is done quarterly.  Management considers a variety of factors to determine the appropriate level of allowance for inherent loan losses including but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio.  In 2006, the large concentration of commercial real estate loans held by the Company and management’s observation of slower building and development activity in the commercial real estate sector were specific considerations in determining the factors used to estimate the allowance for loan loss.  All factors are considered on a quarterly basis and are adjusted when appropriate.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions to the allowance based on their judgments about information available to them at the time of their examination.

The general component of the allowance recognizes probable inherent, but undetected, losses in the loan portfolio.  Regardless of how management analyzes customer performance, ratings migration, economic conditions and interest rate risk, management believes there are additional potential risks that are unaccounted for in the process of making loans.  This is due to several factors including, but not limited to:

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

Historically, the Company has had minimal credit losses.  The current allowance is heavily weighted toward the real estate portfolio due to its size in relation to the other portions of our portfolio.  During 2006, the Company has made some reallocations in our reserves based on the review of the portfolio, the current economic conditions and the credit quality of the portfolio.  While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believed that the allowance for loan losses was adequate at December 31, 2006.

Noninterest income

Noninterest income was $28.7 million during 2006, an increase of $558,000, or 2.0%, as compared to $28.1 million in 2005.  The increase in noninterest income in 2006 was primarily the result of trust income, net securities gains, and bank owned life insurance (“BOLI”) income.  Noninterest income was $28.1 million in 2005 compared to $25.9 million in 2004.

The increase in noninterest income in 2006 was offset primarily by the decrease in mortgage banking income.  Mortgage banking income is largely volume-driven and mortgage activity is susceptible to changes in interest rates and general economic conditions.  Mortgage-related noninterest income, principally gains on sales of mortgage loans, totaled $4.9 million in 2006, $6.7 million in 2005, and $6.5 million in 2004.  The decrease in loan originations in 2006 was primarily the result of rising mortgage rates during the first half of 2006, which led to decreased mortgage refinance activity and decreased demand for home mortgages.  Loans sold were $288.8 million in 2006, $396.7 million in 2005, and $406.6 million in 2004.  Beginning in the fourth quarter of 2004, Old Second Mortgage Company began selling mortgage loans and retaining originated servicing rights.

In 2006, securities gains totaled $418,000 compared with a $14,000 loss in 2005.  Securities gains in 2004 were $512,000.  Trust income increased to $7.6 million in 2006, an increase of $951,000, or 14.3%, from $6.6 million in 2005.  In 2005, Trust income increased $837,000 from $5.8 million in 2004.  Assets under management were $1.0 billion, $959.5 million, and $848.5 million at December 31, 2006, 2005, and 2004, respectively.  Trust income has increased generally over all three periods due to greater assets under management and higher estate fees.  Assets under management increased as a result of improved equity markets and successful new business development.

The Company purchased $20.0 million of BOLI during the second quarter of 2004 and made an additional purchase of $20.0 million in the fourth quarter of 2005.  These purchases resulted in increased noninterest income of $1.9 million, $957,000, and $670,000 in 2006, 2005, and 2004, respectively.  Debit card interchange income increased to $1.8 million in 2006, an increase of $275,000, or 18.2%, from $1.5 million in 2005.  Fee income from this source increased steadily from the 2004 level of $1.1 million as a result of more debit cards outstanding as well as increased usage.  Other noninterest income decreased $276,000, or 6.8%, to $3.8 million from $4.1 million in 2005.  In 2005, this same category increased $389,000, or 10.6%, from $3.7 million in 2004.  The 2006 decrease in other noninterest income related primarily to a decrease in letter of credit fees.  The increase in 2005 was mainly attributable to higher debit and ATM card usage as a result of higher fees and expansion of the ATM network

Noninterest expense

Noninterest expense was $65.1 million during 2006, an increase of $4.6 million, or 7.7%, from $60.5 million in the prior year.  Noninterest expense totaled $57.6 million in 2004.  The efficiency ratio was 63.3%, 57.6%, and 59.9% for December 31, 2006, 2005, and 2004, respectively.  This ratio measures noninterest expense as a percentage of the sum of tax-equivalent interest income plus noninterest income.  Because a financial institution’s largest noninterest expense is generally the cost of salary and benefits, management of this cost has a significant impact on efficiency.  For 2006, salaries and benefits were $35.9 million compared to $35.6 million in 2005, an increase of $233,000 or 0.7%.  The full time equivalent employee count increased from 548 at December 31, 2005 to 582 at December 31, 2006, as staffing requirements were fulfilled at five new banking locations.  The amount of change in this category should also be viewed in the context of recent changes in the Company’s benefit structure.  The Company completed the distribution of assets from its defined benefit pension plan in December 2006 after terminating the plan in December 2005.  In addition to the December 2005 pension plan termination, the Company paid all amounts due to participants of the supplemental retirement plan (SERP) in 2005.  The combined pension and SERP expense for 2005 was $2.4 million and was included in the salaries and employee benefits category for that year.  As noted separately, the 2006 loss on settlement of the benefit obligation relating to the termination was $1.5 million for the year.  The Company paid all amounts due to participants of the pension plan in 2006.  Salaries and employee benefits were $35.6 million in 2005 and $33.6 million in 2004.  As discussed above, the increase in salaries and employee benefits in 2005 when compared to 2004 was primarily due to settlement of the SERP and termination of the pension plan.

Occupancy expenses were $4.6 million in 2006, $3.7 million in 2005, and $3.8 million in 2004.  Furniture and equipment expenses were $5.3 million in 2006, $5.1 million in 2005, and $4.6 million in 2004.  For 2006, net occupancy and furniture and equipment expense increased $1.1 million, or 12.5% from 2005.  The Company expanded its market presence in 2006, which also increased the related facility expenses.  There were thirty-one branches in operation at December 31, 2006, compared to twenty-seven banking locations at December 31, 2005.  The 2005 increase in occupancy and furniture and equipment was also attributable to the opening of new branches and the remodeling of offices.  Other expenses increased $1.5 million, or 10.8%, in 2006, to $15.5 million.  Increases in other expense for the year were primarily due to costs associated with the amortization and valuation of mortgage servicing rights, increased audit and compliance including ongoing compliance with Sarbanes-Oxley mandates, loan production related expenditures, rising costs associated with automatic teller machine operations and new employee recruitment fees.  In 2004, earnings were negatively impacted by a $1.75 million charge for the settlement of a damage award.

Income taxes

The Company’s provisions for Federal and State of Illinois income taxes were $9.9 million, $13.6 million, and $13.3 million during the years ended December 31, 2006, 2005, and 2004.  The effective income tax rate for these years was 29.4%, 33.0%, and 33.6%.  The reduction in the 2006 effective tax rate was primarily due to additional tax-exempt BOLI income and the formation of a real estate investment trust (“REIT”) in the third quarter of 2006.  In addition to income tax benefits, which lowered the effective tax rate, the REIT ownership structure also provides the Company with an alternate vehicle for raising future capital.  The reduction in the 2005 effective tax rate was the result of tax-exempt income increasing from $4.3 million in 2004 to $6.2 million in 2005.

Financial condition

Total assets were $2.46 billion as of December 31, 2006, an increase of $91.3 million, or 3.9%, from $2.37 billion as of December 31, 2005.  The most significant growth in assets was in loans, which were $1.76 billion as of December 31, 2006, an increase of $59.5 million, or 3.5%, from $1.70 billion as of December 31, 2005.  Total deposits increased $127.4 million, or 6.6%, during 2006.  Securities sold under repurchase agreements were $38.2 million at December 31, 2006, a decrease of $19.4 million, or 33.7%.  Other short-term borrowings were $127.1 million at December 31, 2006, which was a decrease of $44.7 million or 26.0% from $171.8 million at December 31, 2005.  Note payable increased by $13.2 million in 2006, to $16.4 million, or 413.3%, from $3.2 million at December 31, 2005.

Investments

Securities available for sale increased $2.5 million during 2006, from $470.4 million as of December 31, 2005, to $472.9 million as of December 31, 2006.  At December 31, 2006, state and political subdivision securities were $149.6 million, an increase of $3.7 million, or 2.5%, from $146.0 million a year earlier.  State and political subdivision securities comprised 31.6% of the portfolio as of December 31, 2006, compared to 31.0% of the portfolio as of December 31, 2005.  At December 31, 2006, U.S. government agency securities including mortgage-backed agency securities were $286.8 million, a decrease of $26.9 million, or 8.6% from $313.7 million a year earlier.  U.S. government agency securities comprised 60.6% of the portfolio as of December 31, 2006, and 66.7% of the portfolio as of December 31, 2005.  As of December 31, 2006, the Company held $26.7 million in collateralized mortgage obligations, which provided a higher rate of return in the current investment environment.  The net unrealized losses in the portfolio decreased from $7.6 million at December 31, 2005 to $4.2 million as of December 31, 2006, primarily due to changes in interest rates.

Loans

Total loans were $1.76 billion as of December 31, 2006, an increase of $59.5 million, or 3.5%, from $1.70 billion as of December 31, 2005.  The largest increase was in residential real estate loans, which rose $36.1 million, or 6.6%, since December 31, 2005.  Commercial real estate and construction and development loans increased $14.8 million and $12.8 million, respectively, since December 31, 2005.  These changes reflected the loan demand in the Company’s markets.  The loan portfolio generally reflects the economic profile of the communities in which the Company operates.  Because the Company is located in areas with open land versus mature developed markets, real estate lending (including commercial, residential, and construction) is a significant portion of the portfolio.  These categories comprised 88.7% of the portfolio as of December 31, 2006, compared to 88.1% of the portfolio as of December 31, 2005.  The commercial and industrial loan sector also increased $7.3 million, or 4.3%, to $175.6 million at December 31, 2006, from $168.3 million at December 31, 2005.  At the same time, installment loans decreased $11.9 million, or 33.8%, to $23.3 million from $35.2 at December 31, 2005.  The 2006 loan growth was substantially from within the Company’s market area including a nominal amount of participations purchased.

The provision for loan losses was $1.2 million and $353,000 in 2006 and 2005, respectively.  As discussed in the Provision for Loan Losses section above, management identified a growing concern with the commercial real estate market generally, and the large concentration of commercial real estate loans held by the Company.  These factors contributed to the increase in the provision for 2006 compared to 2005, in spite of the decline in nonperforming loans.

One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans.  The allowance for loan losses as a percentage of total loans was 0.92% as of December 31, 2006, compared to 0.90% as of December 31, 2005.  In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that losses will not exceed the estimated amounts in the future.

Although economic conditions are generally stable, it is not certain that this strength is sustainable, or that it will extend to all areas of the economy.  Management, along with many other financial institutions, remains cautious about the economic outlook.  Furthermore, a slowdown in the real estate market could adversely affect consumer confidence and collateral values.  These events could still adversely affect cash flows for both commercial and individual borrowers, as a result, the Company could experience increases in problem assets, delinquencies, and losses on loans.

Sources of funds

The Company’s primary source of funds is customer deposits.  Total deposits increased $127.4 million, or 6.6%, during 2006 to $2.06 billion as of December 31, 2006.  Noninterest-bearing deposits increased $16.5 million, or 6.2%, while savings deposits decreased $13.6 million, or 11.6%.  At the same time, NOW and money market accounts increased $12.8 million, or 5.2%, and $13.8 million, or 3.2%, respectively.  In 2006, time deposits increased $98.0 million, or 11.2%.  Certificates of deposit of $100,000 or more increased $60.7 million, or 18.9%, and certificates of deposit of less than $100,000 increased $37.3 million, or 6.7% during 2006.  Pricing and sales strategies targeted the 2006 growth in NOW and money market accounts and capitalized on depositor preference for check accessibility.  Depositors also continued to favor certificates of deposits to lock in interest rates.  The increases in interest-bearing transaction account pricing and the continued shift into certificates of deposit resulted in a higher cost of funds, which adversely affected the net interest margin.  At the same time, however, these successful sales efforts resulted in an increase in core funding sources and new account relationships, provided funding for loan growth and allowed the Company to reduce reliance on other short-term borrowings, which typically have a higher interest rate.

The Company also utilizes repurchase agreements as a source of funds.  Repurchase agreements, which are typically of short-term duration, were $38.2 million as of December 31, 2006, a decrease of $19.4 million, or 33.7%, from $57.6 million as of December 31, 2005.  Other short-term borrowings decreased by $44.7 million, or 26.0% to $127.1 million from $171.8 million.  The note payable balance outstanding increased $13.2 million, or 413.3% to $16.4 million as of December 31, 2006 compared to $3.2 million as of December 31, 2005.  This increase was due primarily to fund repurchases of the Company’s stock in 2006.  Although these shares can be reissued from treasury stock as a future capital source or to fulfill employee related stock compensation plans, the interim repurchase of shares enhances return on equity and both the book value and earnings per share for current stockholders.  The Company is currently maintaining liquid assets and delivering consistent growth in core funding to provide funding for loan growth.

Capital

Total stockholders’ equity increased $6.3 million, or 4.1%, to $158.6 million during 2006, from $152.3 million as of December 31, 2005.  Net income of $23.7 million, reduced by dividends of $7.3 million, increased retained earnings to $193.2 million as of December 31, 2006.  In the same year, a $2.0 million decrease in net unrealized securities losses also increased stockholders’ equity.  In 2005 retained earnings increased by net income of $27.7 million, less dividends of $6.9 million.  During 2005, a $4.9 million decrease in unrealized net securities gains (losses) decreased stockholders’ equity.

The Company repurchased 435,000 shares in 2006, resulting in an increase in treasury stock to 3,507,228 as of December 31, 2006.  The repurchase of these shares increased treasury stock by $13.2 million, or 26.2%, to $63.5 million at December 31, 2006, from $50.4 million at December 31, 2005.  While treasury stock decreased stockholders equity, it also increased earnings per share by reducing the number of shares outstanding.  Return on average equity was 15.29%, 19.11% and 20.86% in 2006, 2005, and 2004, respectively.

The exercise of stock options and the related tax benefit contributed $1.1 million to stockholders’ equity in 2006, and $1.4 million to stockholders’ equity in 2005.  On June 15, 2004, the Board of Directors of the Company declared a 2-for-1 stock split effected in the form of a stock dividend payable on July 28, 2004 to stockholders of record on July 16, 2004.  All historical share data and per share amounts have been restated to reflect this stock split.

The Company completed a sale of $31.6 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in 2003.  The trust preferred securities remain outstanding for a 30-year term, but subject to regulatory approval, they can be called in whole or in part at the Company’s discretion after an initial five-year period.  Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.  Trust preferred proceeds of $30.7 million of  are held by outside investors qualified as Tier 1 regulatory capital as of December 31, 2005 and 2006.

Bank regulatory agencies have adopted capital standards by which all banks and bank holding companies are evaluated. All of the bank subsidiaries were categorized as well capitalized as of both December 31, 2005 and 2006.  Additional information regarding capital levels and minimum required levels can be found in Note R to the financial statements.

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

Net cash inflows from operations were $37.6 million during 2006.  Net cash outflows from investing activities were $71.2 million in 2006, primarily as a result of $59.9 million in net principal disbursed on loans.  Net cash outflows relating to securities available for sale were $1.2 million as a result of cash inflows of $169.1 million for the maturity and sale of securities available for sale, offset by cash outflows of $170.3 million for the purchases of securities available for sale.  Net cash inflows from financing activities were $57.0 million in 2006, which included a net increase in deposits of $127.4 million and decreases in short-term borrowings, which includes federal funds purchased, and repurchase agreements sold of $44.7 million and $19.4 million respectively.  The proceeds of $13.2 million from the note payable was were used primarily to repurchase the Company’s treasury shares.

Management of investing and financing activities along with market conditions determine the level and the stability of net interest cash flows.  Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principle determinant of growth in net interest cash flows.

Net cash inflows from operations were $30.4 million during 2005.  Net cash outflows from investing activities were $263.5 million in 2005, as a result of $196.1 million in net principal disbursed on loans.  Net cash outflows relating to securities available for sale were $36.1 million as a result of cash inflows of $158.4 million for the maturity and sale of securities available for sale, offset by cash outflows of $194.5 million for the purchases of securities available for sale.  Net cash inflows from financing activities were $239.5 million in 2005, which included a net increase in deposits of $136.4 million and an increase in short-term borrowings and federal funds and securities sold under repurchase agreements of $108.4 million.

Net cash inflows from operations were $30.1 million during 2004.  Net cash outflows from investing activities were $264.6 million in 2004, as a result of $189.4 million in net principal disbursed on loans.  Net cash outflows relating to securities available for sale were $47.2 million as a result of cash inflows of $164.7 million for the sale of securities available for sale, offset by cash outflows of $211.9 million for the purchases of securities available for sale.  Net cash inflows from financing activities were $238.0 million in 2004, which included a net increase in deposits of $274.2 million, offset by decreases in short-term borrowings of $30.3 million and a decrease in securities sold under repurchase agreements of $2.6 million.

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

The Company analyzes interest rate risk by examining the extent to which assets and liabilities are interest rate sensitive.  The interest sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period.  A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities.  A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets.  During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to increase net interest income.  The Company’s policy is to manage the balance sheet such that fluctuations in the net interest margin are minimized regardless of the level of interest rates.

The table on page 13 illustrates expected maturities and does not necessarily indicate the future impact of general interest rate movements on the Company’s net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures.  As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.  Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur.  Although securities available for sale are reported in the earliest period in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

The Company is also exposed to interest rate risk on loans held for sale and rate lock commitments as discussed in Note S.

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

Off-balance sheet arrangements

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES,
AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various financial obligations that may require future cash payments.  The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date.

	Within	One to	Three to	Over
	One Year	Three Years	Five Years	Five Years	Total

Deposits without a stated maturity	$1,088,579	$—	$—	$—	$1,088,579
Certificates of deposit	729,828	209,511	34,775	—	974,114
Securities sold under repurchase agreements	38,218	—	—	—	38,218
Other short-term borrowings	127,090	—	—	—	127,090
Junior subordinated debentures	—	—	—	31,625	31,625
Note payable	16,425	—	—	—	16,425
Purchase obligations	2,230	1,516	375	839	4,960
Operating leases	714	754	310	385	2,163
Total	$2,003,084	$211,781	$35,460	$32,849	$2,283,174

Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology, capital expenditures, and the outsourcing of certain operational activities.

The following table details the amounts and expected maturities of significant commitments to extend credit as of December 31, 2006.

	Within	One to	Three to	Over
	One Year	Three Years	Five Years	Five Years	Total

Commitment to extend credit:
Commercial secured by real estate	$58,297	$24,637	$4,339	$5,156	$92,429
Revolving open end residential	6,145	454	1,609	124,005	132,213
Other	125,619	3,762	535	491	130,407
Financial standby letters of credit	4,744	1,638	—	—	6,382
Performance standby letters of credit	32,943	4,575	25	—	37,543
Commercial letters of credit	3,165	—	12,000	—	15,165
Total	$230,913	$35,066	$18,508	$129,652	$414,139

Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities at December 31:

	Expected Maturity Dates
	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
2006 Interest-earning Assets
Deposits with financial institutions	$5,493	$—	$—	$—	$—	$—	$5,493
Average interest rate	5.08%	0.00%	0.00%	0.00%	0.00%	0.00%	5.08%
Federal funds sold	$2,305	$—	$—	$—	$—	$—	$2,305
Average interest rate	5.30%	0.00%	0.00%	0.00%	0.00%	0.00%	5.30%
Securities (including FHLB/FRB stock)	$71,069	$78,281	$22,679	$37,005	$15,070	$257,576	$481,680
Average interest rate	3.61%	3.81%	4.36%	4.53%	4.37%	4.47%	4.23%
Fixed rate loans (including loans held for sale)	$123,697	$139,001	$118,012	$216,625	$163,927	$125,577	$886,839
Average interest rate	7.06%	6.11%	6.08%	6.21%	7.01%	6.46%	6.48%
Adjustable rate loans	$357,478	$68,338	$20,381	$6,946	$5,457	$432,851	$891,451
Average interest rate	8.52%	8.07%	7.94%	8.10%	8.14%	6.48%	7.48%
Total	$560,042	$285,620	$161,072	$260,576	$184,454	$816,004	$2,267,768
Interest-bearing Liabilities
Interest-bearing deposits	$1,267,640	$180,957	$28,554	$24,173	$10,602	$270,137	$1,782,063
Average interest rate	4.17%	4.60%	4.53%	4.60%	4.96%	1.47%	3.82%
Short-term borrowings	$165,308	$—	$—	$—	$—	$—	$165,308
Average interest rate	5.14%	0.00%	0.00%	0.00%	0.00%	0.00%	5.14%
Note payable	$16,425	$—	$—	$—	$—	$—	$16,425
Average interest rate	6.50%	0.00%	0.00%	0.00%	0.00%	0.00%	6.50%
Junior subordinated debentures	$—	$31,625	$—	$—	$—	$—	$31,625
Average interest rate	0.00%	7.80%	0.00%	0.00%	0.00%	0.00%	7.80%
Total	$1,449,373	$212,582	$28,554	$24,173	$10,602	$270,137	$1,995,421
Period gap	$(889,331)	$73,038	$132,518	$236,403	$173,852	$545,867	$272,347
Cumulative gap	(889,331)	(816,293)	(683,775)	(447,372)	(273,520)	272,347
2005 Interest-earning Assets
Deposits with financial institutions	$105	$—	$—	$—	$—	$—	$105
Average interest rate	3.96%	0.00%	0.00%	0.00%	0.00%	0.00%	3.96%
Securities (including FHLB/FRB stock)	$84,130	$60,223	$70,941	$33,738	$29,901	$199,916	$478,849
Average interest rate	4.15%	3.98%	4.34%	3.80%	4.33%	4.57%	4.32%
Fixed rate loans (including loans held for sale)	$108,932	$81,274	$166,483	$124,810	$218,258	$101,025	$800,782
Average interest rate	6.37%	6.49%	6.03%	5.92%	6.20%	6.16%	6.17%
Adjustable rate loans	$332,448	$71,350	$36,034	$24,425	$13,196	$437,544	$914,997
Average interest rate	7.64%	7.41%	7.08%	7.18%	7.20%	6.05%	6.82%
Total	$525,615	$212,847	$273,458	$182,973	$261,355	$738,485	$2,194,733
Interest-bearing Liabilities
Interest-bearing deposits	$1,101,152	$151,512	$97,182	$19,804	$29,221	$272,283	$1,671,154
Average interest rate	3.03%	3.28%	3.86%	3.98%	4.26%	2.64%	3.07%
Short-term borrowings	$229,450	$—	$—	$—	$—	$—	$229,450
Average interest rate	3.71%	0.00%	0.00%	0.00%	0.00%	0.00%	3.71%
Note payable	$3,200	$—	$—	$—	$—	$—	$3,200
Average interest rate	5.22%	0.00%	0.00%	0.00%	0.00%	0.00%	5.22%
Junior subordinated debentures	$—	$—	$31,625	$—	$—	$—	$31,625
Average interest rate	0.00%	0.00%	7.80%	0.00%	0.00%	0.00%	7.80%
Total	$1,333,802	$151,512	$128,807	$19,804	$29,221	$272,283	$1,935,429
Period gap	$(808,187)	$61,335	$144,651	$163,169	$232,134	$466,202	$259,304
Cumulative gap	(808,187)	(746,852)	(602,201)	(439,032)	(206,898)	259,304

Controls and procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2006 the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is appropriately recorded, processed, summarized and reported.

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

•                                         Business combinations and the integration of acquired businesses, which may be more difficult or expensive than expected.

•                                          The costs, effects and outcomes of existing or future litigation.

•                                         Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, and the Securities and Exchange Commission.

•                                         If our Real Estate Investment Trust (REIT) affiliate fails to qualify as a REIT, we may be subject to a higher consolidated effective tax rate. Old Second National Bank holds certain commercial real estate loans, residential real estate loans and other loans, and mortgage-backed investment securities in a real estate investment trust through its wholly owned subsidiary Old Second Management, LLC which is domiciled in Delaware.  Qualification as a REIT involves application of specific provisions of the Internal Revenue Code relating to various asset tests.  If the REIT fails to meet any of the required provisions for REITs, or there are changes in tax laws or interpretations thereof, it could no longer qualify as a REIT and the resulting tax consequences would increase our effective tax rate or cause us to have a tax liability for prior years.

•                                         The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2006 and 2005

(In thousands, except share data)

	2006	2005
Assets
Cash and due from banks	$80,727	$65,010
Interest bearing deposits with financial institutions	5,493	105
Federal funds sold	2,305	—
Cash and cash equivalents	88,525	65,115
Securities available for sale	472,897	470,431
Federal Home Loan Bank and Federal Reserve Bank Stock	8,783	8,418
Loans held for sale	14,378	11,397
Loans	1,763,912	1,704,382
Less: allowance for loan losses	16,193	15,329
Net loans	1,747,719	1,689,053
Premises and equipment, net	48,404	42,485
Other real estate owned	48	251
Mortgage servicing rights, net	2,882	2,271
Goodwill, net	2,130	2,130
Core deposit intangible assets, net	—	355
Bank owned life insurance (BOLI)	43,564	41,627
Accrued interest and other assets	29,810	34,297
Total assets	$2,459,140	$2,367,830

Liabilities
Deposits:
Noninterest bearing demand	$280,630	$264,124
Interest bearing:
Savings, NOW, and money market	807,949	795,028
Time	974,114	876,126
Total deposits	2,062,693	1,935,278
Securities sold under repurchase agreements	38,218	57,625
Other short-term borrowings	127,090	171,825
Junior subordinated debentures	31,625	31,625
Note payable	16,425	3,200
Accrued interest and other liabilities	24,534	16,015
Total liabilities	2,300,585	2,215,568

Stockholders’ Equity
Preferred stock, $1.00 par value; authorized 300,000 shares; none issued	—	—
Common stock, $1.00 par value; authorized 20,000,000 shares; issued 16,634,520 in 2006 and 16,592,301 in 2005 outstanding 13,127,292 in 2006 and 13,520,073 in 2005	16,635	16,592
Additional paid-in capital	14,814	13,746
Retained earnings	193,170	176,824
Accumulated other comprehensive loss	(2,545)	(4,562)
Treasury stock, at cost, 3,507,228 in 2006 and 3,072,228 shares in 2005	(63,519)	(50,338)
Total stockholders’ equity	158,555	152,262
Total liabilities and stockholders’ equity	$2,459,140	$2,367,830

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2006, 2005, and 2004

(In thousands, except share data)

	2006	2005	2004
Interest and dividend income
Loans, including fees	$123,614	$102,649	$82,666
Loans held for sale	487	690	782
Securities:
Taxable	12,837	12,064	10,624
Tax-exempt	5,011	4,810	3,265
Federal funds sold	42	7	58
Interest bearing deposits	38	3	3
Total interest and dividend income	142,029	120,223	97,398
Interest expense
Savings, NOW and money market deposits	18,571	11,988	6,421
Time deposits	40,965	26,052	18,602
Securities sold under repurchase agreements	2,030	1,303	450
Other short-term borrowings	6,308	4,308	1,037
Junior subordinated debentures	2,467	2,448	2,486
Note payable	489	125	43
Total interest expense	70,830	46,224	29,039
Net interest and dividend income	71,199	73,999	68,359
Provision for loan losses	1,244	353	(2,900)
Net interest and dividend income after provision for loan losses	69,955	73,646	71,259
Noninterest income
Trust income	7,595	6,644	5,807
Service charges on deposits	8,336	8,291	7,634
Secondary mortgage fees	716	973	866
Mortgage servicing income	492	196	41
Net gain on sales of mortgage loans	3,647	5,535	5,579
Securities gains (losses), net	418	(14)	512
Increase in cash surrender value of bank owned life insurance	1,937	957	670
Debit card interchange income	1,785	1,510	1,137
Other income	3,781	4,057	3,668
Total noninterest income	28,707	28,149	25,914
Noninterest expense
Salaries and employee benefits	35,878	35,645	33,603
Loss on settlement of pension obligation	1,467	—	—
Occupancy expense, net	4,598	3,695	3,780
Furniture and equipment expense	5,256	5,066	4,586
Amortization of core deposit intangible assets	355	355	355
Litigation settlement	—	—	1,750
Advertising expense	2,054	1,719	1,060
Other expense	15,528	14,020	12,474
Total noninterest expense	65,136	60,500	57,608
Income before income taxes	33,526	41,295	39,565
Provision for income taxes	9,870	13,612	13,278
Net income	$23,656	$27,683	$26,287
Basic earnings per share	$1.77	$2.05	$1.96
Diluted earnings per share	1.75	2.03	1.94
Dividends declared per share	0.55	0.51	0.46

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Cash flows from operating activities
Net income	$23,656	$27,683	$26,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,876	3,361	2,930
Amortization of leasehold improvement	121	154	135
Amortization & impairment of mortgage servicing rights	684	156	11
Provision for loan losses	1,244	353	(2,900)
Provision for deferred tax expense (benefit)	(459)	1,075	1,125
Origination of loans held for sale	(289,467)	(388,090)	(403,010)
Proceeds from sale of loans held for sale	288,838	396,715	406,583
Gain on sales of loans held for sale	(3,647)	(5,535)	(5,579)
Change in current income taxes payable	649	(471)	1,357
Increase in cash surrender value of bank owned life insurance	(1,937)	(957)	(670)
Change in accrued interest receivable and other assets	2,960	(8,485)	(1,564)
Change in accrued interest payable and other liabilities	8,439	42	1,606
Net premium amortization and discount accretion on securities	2,495	3,561	3,693
Securities losses (gains), net	(418)	14	(512)
Amortization of core deposit intangible assets	355	355	355
Stock based compensation	209	6	—
Tax benefit from stock options exercised	—	425	215
Net cash provided by operating activities	37,598	30,362	30,062
Cash flows from investing activities
Proceeds from maturities and pre-refunds including pay down of available for sale securities	168,786	137,939	136,177
Proceeds from sales of available for sale securities	339	20,415	28,556
Purchases of securities available for sale	(170,314)	(194,472)	(211,916)
Purchases of FHLB stock	(365)	(1,464)	(2,359)
Net change in loans	(59,910)	(196,076)	(189,444)
Purchase of bank owned life insurance	—	(20,000)	(20,000)
Net sales of other real estate owned	203	—	663
Net purchases of premises and equipment	(9,916)	(9,792)	(6,240)
Net cash used in investing activities	(71,177)	(263,450)	(264,563)
Cash flows from financing activities
Net change in deposits	127,415	136,429	274,215
Net change in securities sold under repurchase agreement	(19,407)	12,383	(2,606)
Net change in other short-term borrowings	(44,735)	96,039	(30,260)
Proceeds from note payable	13,225	500	2,200
Proceeds from exercise of stock options	616	930	347
Tax benefit from stock options exercised	286	—	—
Dividends paid	(7,230)	(6,740)	(5,901)
Purchases of treasury stock	(13,181)	—	—
Net cash provided by financing activities	56,989	239,541	237,995
Net change in cash and cash equivalents	23,410	6,453	3,494
Cash and cash equivalents at beginning of year	65,115	58,662	55,168
Cash and cash equivalents at end of year	$88,525	$65,115	$58,662
Supplemental cash flow information
Income taxes paid	$8,952	$14,083	$11,903
Interest paid for deposits	57,240	36,799	24,068
Interest paid for debt	11,385	7,975	3,956
Non-cash transfer of loans to other real estate	—	251	—
Non-cash acquisition of land in exchange for loan forgiven	60	—	—
Change in dividends declared not paid	80	144	273

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

Years Ended December 31, 2006, 2005, and 2004

(In thousands, except share data)

				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Treasury	Stockholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2003	$16,460	$11,940	$135,927	$3,005	$(50,338)	116,994
Net income	—	—	26,287	—	—	26,287
Change in net unrealized gain on securities available for sale, net of $1,773 tax benefit	—	—	—	(2,681)	—	(2,681)
Total comprehensive income						23,606
Dividends declared, $.46 per share	—	—	(6,174)	—	—	(6,174)
Stock-based compensation expense	37	325	(15)	—	—	347
Tax effect of stock options exercised	—	215	—	—	—	215
Balance, December 31, 2004	$16,497	$12,480	$156,025	$324	$(50,338)	$134,988
Net income	—	—	27,683	—	—	27,683
Change in net unrealized gain (loss) on securities available for sale, net of $3,214 tax benefit	—	—	—	(4,886)	—	(4,886)
Total comprehensive income						22,797
Dividends declared, $.51 per share	—	—	(6,884)	—	—	(6,884)
Stock options exercised	95	835	—	—	—	930
Tax effect of stock options exercised	—	425	—	—	—	425
Stock-based compensation expense	—	6	—	—	—	6
Balance, December 31, 2005	$16,592	$13,746	$176,824	$(4,562)	$(50,338)	$152,262
Net income	—	—	23,656	—	—	23,656
Change in net unrealized loss on securities available for sale, net of $1,337 tax expense	—	—	—	2,017	—	2,017
Total comprehensive income						25,673
Dividends declared, $.55 per share	—	—	(7,310)	—	—	(7,310)
Stock options exercised	43	573	—	—	—	616
Tax effect of stock options exercised	—	286	—	—	—	286
Stock-based compensation expense	—	209	—	—	—	209
Purchases of treasury stock	—	—	—	—	(13,181)	(13,181)
Balance, December 31, 2006	$16,635	$14,814	$193,170	$(2,545)	$(63,519)	$158,555

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2006, 2005, and 2004

(Table amounts in thousands, except per share data)

Note A: Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Old Second Bancorp, Inc. and its wholly owned subsidiaries; The Old Second National Bank of Aurora (“Old Second Bank”) including its wholly-owned subsidiary Old Second Management, LLC which owns 100% of the common stock of its subsidiary Old Second Realty, LLC, Old Second Bank-Yorkville, Old Second Bank-Kane County, Old Second Financial, Inc. and Old Second Mortgage Company, together referred to as the “Company.” The banking subsidiaries are referred to herein as the “Banks”. Inter-company transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices located in Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois. Its primary deposit products are checking, NOW, money market, savings, and certificate of deposit accounts, and its primary lending products are residential and commercial mortgages, construction lending, commercial and industrial loans, and installment loans. A major portion of loans is secured by various forms of collateral including real estate, business assets, and consumer property, while borrower cash flow is the primary source of repayment. Old Second Mortgage Company provides mortgage-banking services, Old Second Financial, Inc. provides insurance agency services and Old Second Bank also engages in trust operations.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, valuation of loan servicing rights, valuation of deferred income taxes, evaluation of goodwill for impairment, and fair values of financial instruments are particularly subject to change.

Statements of Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, and in 2006 an overnight repurchase agreement of $1.6 million which was held in a custody account and was collateralized by U.S. Treasury securities, and federal funds sold. There were no overnight repurchase agreements outstanding at December 31, 2005. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, and federal funds purchased, other real estate owned, fixed assets, and repurchase agreements, and other short-term borrowings.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses, net of income taxes, reported in accumulated other comprehensive income (loss). Interest income includes amortization of purchase premium or discount on a basis that approximates the level yield method. Realized gains and losses are determined on a trade date basis based on the amortized cost of the specific security sold.

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

Federal Home Loan Bank and Federal Reserve Bank stock: The Company owns investments in the stock of the Federal Reserve Bank and the Federal Home Loan Bank of Chicago. No ready market exists for these stocks and they have no quoted market values. Federal Reserve Bank stock is redeemable at par, therefore, market value equals cost. The Banks, as members of the Federal Home Loan Bank of Chicago (“FHLB”), are required to maintain an investment in the capital stock of the FHLB. The stock is redeemable at par by the FHLB, and is therefore, carried at cost and periodically evaluated for impairment. The Company’s ability to redeem the shares owned is dependent on the redemption practices of the FHLB. During 2005, the FHLB announced a moratorium on redemption of stock owned in excess of the amount required for membership (voluntary stock). The amount of stock considered voluntary may fluctuate. The Company records dividends in income on the ex-dividend date.

Loans Held for Sale: Old Second Mortgage Company and the Banks originate residential mortgage loans, which consist of loan products eligible for the secondary market. Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Gains on the sale of these mortgage loans are recorded in the period in which the loans are sold.

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

Mortgage loans that the Company is servicing for others aggregate to $235.6 million and $155.2 million at December 31, 2006 and 2005, respectively. Mortgage loans that the Company is servicing for others are not included in the Consolidated Balance Sheets. Fees received in connection with servicing loans for others are recognized as earned. Loan servicing costs are charged to expense as incurred.

MSRs related to loans sold in the secondary market are initially recognized based on the relative fair value of the MSRs and the mortgage loan on the date the mortgage loan is sold. Subsequent to initial recognition, MSRs are carried at the lower of initial carrying value, adjusted for amortization, or fair value (i.e., lower of cost or market). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing income stream of the underlying mortgage loans. Amortization of mortgage servicing rights is included in other noninterest expense in the accompanying consolidated statements of income.

As required under Statement 140, Accounting for Transfers and Servicing of Financial Extinguishments of Liabilities – a replacement of FASB Statement 125, MSRs are periodically evaluated for temporary impairment. MSRs are stratified based upon certain risk characteristics (loan type and mortgage note rate). For each strata, the carrying amount is then compared to the fair value of the strata. Any indicated impairment is recognized in other noninterest expense in the accompanying consolidated statements of income through a valuation provision to the extent that the carrying value of an individual stratum exceeds its estimated fair value.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan origination fees and costs over the loan term on a method that approximates the level yield method. The accrual of interest income is discontinued when full loan repayment is in doubt or when a loan becomes contractually past due by more than 90 days with respect to interest or principal unless that loan is well secured and in the process of collection. When a loan is placed in non-accrual status, any accrued, unpaid interest is reversed to the related income account. Interest on non-accrual loans is not recovered until it is actually paid by the borrower. Such payments can take the form of lump sums paid by the borrower, or more frequently, periodic installment payments. When a non-accrual loan has improved to the point where its collection is no longer in question, payments are applied to recovery of the non-accrual interest. As long as any question remains as to the collection of the loan, payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is inherently subjective, because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Additions to the allowance for loan losses are expensed through the provision for loan losses and reductions in the allowance for loan losses are credited to the provision for loan losses. Loans believed by management to be uncollectible are charged against the allowance for loan losses and recoveries of previously charged-off loans are credited to the allowance for loan losses.    Management estimates the allowance balance required using various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors.

The methodology for determining the appropriate level of the allowance for loan losses consists of three components: (i) specific reserves established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates. Management believes that the allowance for loan losses is adequate to absorb credit losses inherent in the loan portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal or interest due according to the original terms of the agreement. Impaired loans are measured based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. Payments received on impaired loans are generally reported as principal reductions.

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

Other Real Estate Owned: Real estate acquired in settlement of loans is recorded at fair value when acquired, less estimated costs to sell. The difference between the net book value and fair value at the foreclosure date is charged to the allowance for loan losses. If fair value declines after acquisition, the carrying amount is reduced to the lower of the initial amount or fair value less costs to sell. Such declines are included in other noninterest expense. Operating costs after acquisition are also expensed.

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

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Trust Assets and Fees: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company. Income from trust fees is recorded on an accrual basis and is included as a component of noninterest income.

Retirement Plan Costs: The Company had a tax-qualified noncontributory defined benefit retirement plan covering substantially all full-time and regular part-time employees of the Company that was terminated in December 2005. Generally, benefits were based on years of service and compensation. Certain participants in the defined benefit plan were also covered by an unfunded supplemental retirement plan. The purpose of the supplemental retirement plan (SERP) was to extend full retirement benefits to individuals without regard to statutory limitations under tax-qualified plans. The Company paid all amounts due to participants of the supplemental retirement plan (SERP) in 2005. The Company paid benefits to all defined benefit plan participants prior to December 31, 2006.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain employees and is the owner and beneficiary of the policies. Bank owned life insurance is recorded at its cash surrender value, which approximates the amount that can be realized. The change in the cash surrender value and insurance proceeds received are recorded as Bank Owned Life Insurance income in the Consolidated Statements of Income and is not subject to income taxes based on the Company’s ability to use this vehicle to offset future benefit costs. The Company has the intent and ability to hold the policies.

Long-term Incentive Plan: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006.

Stock-based compensation cost charged to income was $209,000 in 2006, $6,000 in 2005, and none in 2004. All options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Compensation cost for restricted shares was recognized on a straight-line basis over the vesting period.

Prior to 2006, the Company elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and all subsequent amendments and clarifications. Under this method, no compensation cost was recognized for stock options granted at or above fair market value. The Company’s income before income taxes and net income were lower than if it had continued to account for stock-based compensation under APB Opinion No. 25, by $209,000 and $138,000, respectively, for the year ended December 31, 2006. Basic and diluted earnings per share were lower by $.01 for the year ended December 31, 2006, because of the adoption of SFAS No. 123(R).

Pursuant to SFAS No. 123, the pro forma effect on net income and earnings per share are presented in the following table as if compensation cost for stock options, net of related tax effect, was determined under the fair value method and amortized to expense over the options’ vesting periods for the years ending December 31, 2005 and 2004.

	2005	2004
Net income as reported	$27,683	$26,287
Pro forma net income	26,143	25,883
Basic earnings per share as reported	2.05	1.96
Pro forma basic earnings per share	1.94	1.93
Diluted earnings per share as reported	2.03	1.94
Pro forma diluted earnings per share	1.91	1.91

The pro forma effects were computed using option-pricing models with the following assumptions:

	2005	2004
Risk free interest rate	4.45%	4.00%
Expected option life, in years	5	5
Expected stock price volatility	25.02%	24.97%
Dividend yield	1.70%	1.50%

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

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income tax expense if needed.

Earnings Per Share: Basic earnings per share represent net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effects of additional potential common shares issuable under stock options and restricted stock, computed based on the treasury stock method using the average market price for the period. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

Treasury Stock: Shares of Old Second Bancorp, Inc. may be acquired for reissuance in connection with stock option plans, for future stock dividend declarations, and for general corporate purposes. Treasury shares acquired are recorded at cost.

Mortgage Banking Derivatives: From time to time, the Company enters into mortgage banking derivatives such as forward contracts and interest rate lock commitments in the ordinary course of business. These derivatives may be designated as fair value hedges of loans held for sale. Accordingly, both the derivatives and the hedged loans held for sale are carried at fair value. The remaining derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivative is included in gain on sale of loans.

Comprehensive Income: Comprehensive income is the total of net income and certain other items that are charged or credited to stockholders’ equity. The Company includes changes in unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income (loss). Comprehensive income is presented in the Consolidated Statement of Changes in Stockholders’ Equity and accumulated other comprehensive income (loss) is reported in the Consolidated Balance Sheets.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Variable Interest Entity: In December 2003, the FASB revised FIN No. 46, Consolidation of Variable Interest Entities. FIN 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity now considers whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights. As of December 31, 2004, the Company applied the provisions of revised FIN 46 to Old Second Capital Trust I, a wholly owned subsidiary trust that issued capital securities to third-party investors. As a result, Old Second Capital Trust I is an unconsolidated subsidiary of the Company. The issuance of trust-preferred securities through this trust subsidiary is discussed further in Note J.

Segment Reporting: Operating segments are components of a business about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Public companies are required to report certain financial information about operating segments. The Company’s chief operating decision maker evaluates the operations of the Company as one operating segment, Community Banking. As a result, disclosure of separate segment information is not required. The Company offers the following products and services to external customers: deposits, loans and trust services. Revenues for each of these products and services are disclosed separately in the consolidated statements of income.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Banks to the Company or by the Company to stockholders.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Pronouncements:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment. See “Long-term Incentive Plan” above for further discussion of the effect of adopting this standard.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management continues to use the amortization method and does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not completed its evaluation of the impact of the adoption of this standard.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either, the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of Statement 159 .

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial statements.

On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115, to reduce earnings volatility caused by related assets and liabilities measured differently under GAAP. Statement 159 allows all entities (including not-for-profit organizations, with certain modifications) to make an irrevocable instrument-by-instrument election to measure eligible items at fair value in their entirety. In addition, unrealized gains and losses will be reported in earnings at each reporting date. The Statement also establishes presentation and disclosure requirements that focus on providing information about the impact of electing the fair value option (FVO). Note that the Company will be required to adopt Statement 157, Fair Value Measurements, no later than the adoption of Statement 159. Statement 159 is effective as of January 1, 2008. Earlier application is permitted for existing eligible items as of the beginning of a fiscal year that begins on or before November 15, 2007, but requires concurrent adoption of Statement 157. Early adoption must be made no later than 120 days after the beginning of the entity’s fiscal year of adoption and prior to issuance of any financial statements for an interim period where the FVO will be adopted. The Company has not completed its evaluation of the impact of adoption of Statement 159.

Note B: Cash and Due from Banks

Old Second Bank is required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, the average reserve balances were $16.2 million and $16.5 million, respectively at December 31, 2006 and 2005.

Note C: Securities

Securities available for sale at December 31 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2006
U.S. Treasury	$10,014	$—	$(384)	$9,630
U.S. government agencies	270,439	53	(3,325)	267,167
U.S. government agency mortgage-backed	19,775	31	(202)	19,604
States and political subdivisions	149,843	925	(1,126)	149,642
Collateralized mortgage obligations	26,904	2	(182)	26,724
Other securities	130	—	—	130
	$477,105	$1,011	$(5,219)	$472,897

2005
U.S. Treasury	$11,010	$—	$(273)	$10,737
U.S. government agencies	306,911	17	(4,779)	302,149
U.S. government agency mortgage-backed	11,649	34	(161)	11,522
States and political subdivisions	148,371	932	(3,332)	145,971
Other securities	52	—	—	52
	$477,993	$983	$(8,545)	$470,431

The fair value of debt securities at year-end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations, and other securities are shown separately:

		Weighted
	Amortized	Average	Fair
	Cost	Yield	Value
Due in one year or less	$71,511	3.61%	$71,022
Due after one year through five years	155,331	4.12%	153,034
Due after five years through ten years	132,663	4.52%	132,196
Due after ten years	70,791	3.88%	70,187
	$430,296	4.12%	$426,439
Mortgage-backed & collateralized mortgage obligations	46,679	5.42%	46,328
Other securities	130	0.12%	130
	$477,105	4.25%	$472,897

At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 months		Greater than 12 months
	in an unrealized loss position		in an unrealized loss position
	Unrealized	Fair	Unrealized	Fair	Unrealized
2006	Losses	Value	Losses	Value	Losses Total
U.S. Treasury	$—	$—	$384	$9,630	$384
U.S. government agencies	106	46,489	3,219	199,113	3,325
U.S. government agency mortgage-backed	33	5,296	169	6,438	202
States and political subdivisions	68	18,751	1,058	71,284	1,126
Collateralized mortgage obligations	182	21,877	—	—	182
	$389	$92,413	$4,830	$286,465	$5,219

	Less than 12 months		Greater than 12 months
	in an unrealized loss position		in an unrealized loss position
	Unrealized	Fair	Unrealized	Fair	Unrealized
2005	Losses	Value	Losses	Value	Losses Total
U.S. Treasury	$267	$9,745	$6	$994	$273
U.S. government agencies	1,842	159,512	2,937	138,631	4,779
U.S. government agency mortgage-backed	156	8,286	5	551	161
States and political subdivisions	2,621	75,001	711	35,097	3,332
	$4,886	$252,544	$3,659	$175,273	$8,545

The unrealized losses in the securities portfolio are attributable to the increase in interest rates, which has caused the amortized cost to be more than the current fair value. When interest rates decrease, the individual securities typically will increase in value. The fair value is expected to recover as the securities approach their maturity date and/or market rates change. The change in value is not related to credit quality deterioration and the Company has the ability and intent to hold all securities in an unrealized loss position until recovery.

Securities with a fair value of approximately $343.1 million and $328.1 million at December 31, 2006, and 2005, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

	Years ended December 31,
	2006	2005	2004
Proceeds from sales of securities	$339	$20,415	$28,556
Gross realized gains on securities	418	5	764
Gross realized losses on securities	—	(19)	(252)
Securities gains (losses), net	$418	$(14)	$512
Income tax (benefit) expense on net realized gains/ losses	$166	$(6)	$202

Note D: Loans

Major classifications of loans at December 31 were as follows:

	2006	2005
Commercial and industrial	$175,621	$168,314
Real estate - commercial	605,098	590,328
Real estate - construction	374,654	361,859
Real estate - residential	586,959	550,823
Installment	23,326	35,236
	$1,765,658	$1,706,560
Net deferred loan fees and costs	(1,746)	(2,178)
	$1,763,912	$1,704,382

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

Past due and non-accrual loans at December 31 were as follows:

	2006	2005	2004
Non-accrual loans	$1,632	$3,845	$5,129
Interest income recorded on non-accrual loans	199	334	229
Interest income which would have been accrued on non-accrual loans	325	636	409
Loans 90 days or more past due and still accruing interest	583	2,752	116

Loans to principal officers, directors, and their affiliates, which are made in the ordinary course of business, in 2006 and 2005, were as follows at December 31:

	2006	2005
Beginning balance	$25,364	$22,695
New loans	133,370	102,021
Repayments	(92,979)	(99,352)
Participations	(21,723)	—
Ending balance	$44,032	$25,364

No loans to principal officers, directors, and their affiliates were past due greater than 90 days at December 31, 2006.

Note E: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2006	2005	2004
Balance at beginning of year	$15,329	$15,495	$18,301
Provision for loan losses	1,244	353	(2,900)
Loans charged-off	(888)	(1,049)	(757)
Recoveries	508	530	851
Balance at end of year	$16,193	$15,329	$15,495

Impaired loans aggregated $9.2 million and $8.5 million at December 31, 2006, and 2005, respectively. Average impaired loans in 2006 and 2005 totaled $15.6 million and $9.8 million, respectively. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method. The related allowance allocated to impaired loans as of December 31, 2006 and 2005 was $2.1 million and $2.4 million, respectively. There were no impaired loans without an associated allowance in 2006 or 2005. During 2006, 2005, and 2004, interest recognized on impaired loans, while they were considered impaired, was not material.

Note F: Premises and Equipment

Premises and equipment at December 31 were as follows:

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land	$11,552	$—	$11,552	$9,660	$—	$9,660
Premises	37,821	14,604	23,217	34,316	13,773	20,543
Furniture and equipment	36,433	22,798	13,635	32,948	20,666	12,282
	$85,806	$37,402	$48,404	$76,924	$34,439	$42,485

Note G: Intangible Assets

		Accumulated	Net Book
	Cost	Amortization	Value
December 31, 2006:
Amortizing intangible assets:
Core deposit	$3,505	$3,505	$—
	$3,505	$3,505	$—
December 31, 2005:
Amortizing intangible assets:
Core deposit	$3,505	$3,149	$355
	$3,505	$3,149	$355

Amortization expense relating to the core deposit intangible for each of the years ended December 31, 2006, 2005 and 2004 was $355,000. The core deposit intangible was amortized in full as of December 31, 2006.

Note H: Mortgage Servicing Rights and Loans Held for Sale

	2006	2005
Loans held for sale at year-end are as follows:
Loans held for sale	$14,378	$11,397
Less: allowance to adjust to lower of cost or market	—	—
Loans held for sale, net	$14,378	$11,397

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows: at year-end are as follows:

	2006	2005
Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Company	$8,041	$126
Federal National Mortgage Association	218,006	145,751
Illinois Housing Development Authority	9,475	9,272
Sterling Federal	79	88

Custodial escrow balances maintained in connection with serviced loans were $1.7 million and $1.1 million at year-end 2006 and 2005.

Activity for capitalized mortgage servicing rights was as follows:

	2006	2005	2004
Balance at beginning of year	$2,271	$377	$223
Additions	1,295	2,110	168
Less: amortization	(534)	(216)	(14)
Balance at end of year	3,032	2,271	377
Changes in the valuation allowance for servicing assets were as follows:
Balance at beginning of year	—	60	60
Provisions for impairment	150	—	—
Less: recoveries	—	(60)	—
Balance at end of year	150	—	60
Net balance	$2,882	$2,271	$317
Fair value of mortgage servicing rights	$3,086	$2,844	$317

Fair value in 2006 was determined using a discount rate of 9.0%, prepayment speeds from Bloomberg, and a weighted average delinquency rate of 1.38% and a weighted average foreclosure/bankruptcy rate of 0.14%. Fair value in 2005 was determined using a discount rate of 8.0%, prepayment speeds from Bloomberg, and a weighted average delinquency rate of 2.8% and a weighted average foreclosure/bankruptcy rate of 0.10%.

The weighted average amortization period is 7.5 years. Estimated amortization expense for each of the next five years is $600,000.

Note I: Deposits

Major classifications of deposits at December 31 were as follows:

	2006	2005
Noninterest bearing	$280,630	$264,124
Savings	104,229	117,849
NOW accounts	257,505	244,727
Money market accounts	446,215	432,452
Certificates of deposit of less than $100,000	591,941	554,618
Certificates of deposit of $100,000 or more	382,173	321,508
	$2,062,693	$1,935,278

The above table includes brokered certificates of deposit totaling $60,763 and $44,545 at December 31, 2006, and 2005 respectively.

At year-end 2006, scheduled maturities of time deposits were as follows:

2007	$729,828
2008	180,957
2009	28,554
2010	24,173
2011	10,602
Thereafter	—
Total	$974,114

The following table sets forth the amount and maturities of deposits of $100,000 or more at December 31, 2006:

3 months or less	$108,629
Over 3 months through 6 months	61,323
Over 6 months through 12 months	122,098
Over 12 months	90,123
$382,173

Note J: Borrowings

The following table is a summary of borrowings as of December 31:

	2006	2005
Securities sold under agreement to repurchase	$38,218	$57,625
Federal funds purchased	54,000	170,000
FHLB advances	70,000	—
Treasury tax and loans	3,090	2,250
Junior subordinated debentures	31,625	31,625
Note payable and other	16,425	3,200
	$213,358	$264,700

The Company enters into sales of securities under agreements to repurchase (repurchase agreements) which generally mature within 1 to 90 days from the transaction date. These repurchase agreements are treated as financings and they are secured by securities with a carrying amount $39.1 million and $59.4 million at year-end 2006 and 2005. The securities sold under agreements to repurchase consisted of U.S. government agencies and mortgage-backed securities during the two-year reporting period.

	2006	2005	2004
Average daily balance during the year	$46,461	$45,993	$37,006
Average interest rate during the year	4.37%	2.83%	1.22%
Maximum month-end balance during the year	$52,282	$57,625	$47,355
Weighted average interest rate at year-end	4.90%	3.24%	1.21%

The Company’s borrowings at the Federal Home Loan Bank of Chicago (FHLB) are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans. In addition, these notes were collateralized by FHLB stock of $7.6 million and loans totaling $71.5 million at December 31, 2006. FHLB stock of $7.3 million and loans totaling $61.5 million were pledged as of December 31, 2005. As of December 31, 2006, fixed rate FHLB advances of $30.0 million and $40.0 million were scheduled to mature on January 8, 2007 and January 28, 2007 respectively. Both of these short-term FHLB advances were subsequently renewed at maturity. The Company had $197.1 million in additional available borrowing capacity at the FHLB at December 31, 2006.

The Company is a Treasury Tax & Loan (TT&L) depository for the Federal Reserve Bank (FRB), and as such, accepts TT&L deposits. The Company is allowed to hold these deposits for the FRB until they are called. The interest rate is the federal funds rate less 25 basis points. Securities with a face value greater than or equal to the amount borrowed are pledged as a condition of borrowing TT&L deposits. As of December 31, 2006 and 2005, the TT&L deposits were $3.1 million and $2.3 million, respectively.

The Company completed the sale of $27.5 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP) in June 2003. An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003. The trust-preferred securities can remain outstanding for a 30-year term, but subject to regulatory approval, they can be called in whole or in part by the Company after an initial period of five years. Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements. The debentures that were issued by Old Second Bancorp, Inc. are recorded on the Consolidated Balance Sheets as Junior Subordinated Debentures.

The Company had a $20 million line of credit available with Marshall & Ilsley under which there was a $16.4 million outstanding balance as of December 31, 2006 and a $3.2 million outstanding balance as of December 31, 2005. A revolving business note dated April 30, 2006 evidences the line of credit and is guaranteed by the Company. The note provides that any outstanding principal will bear interest at 0.90 percentage points over the British Bankers Association (BBA) One Month LIBOR rate and matures on April 29, 2007. The note rate is subject to change no more often than the first day of each calendar month. The proceeds of the note were primarily used to repurchase common stock.

At year-end 2006, scheduled maturities of borrowings were as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Balance	Rate	Balance	Rate
2006	N/A	N/A	$232,650	3.50%
2007	$181,733	5.32%	—	—
2008	—	—	—	—
2009	—	—	—	—
2010	—	—	—	—
2011	—	—	—	—
2012 and thereafter	31,625	7.80%	31,625	7.80%
Total	$213,358	5.69%	$264,275	4.19%

Note K: Income Taxes

Income tax expense (benefit) for the year ended December 31 was as follows:

	2006	2005	2004
Current federal	$9,311	$10,707	$10,277
Current state	1,018	1,830	1,876
Deferred federal	(474)	847	997
Deferred state	15	228	128
	$9,870	$13,612	$13,278

The following were the components of the deferred tax assets and liabilities as of December 31:

	2006	2005
Allowance for loan losses	$6,762	$6,099
Other assets	2,030	2,075
Deferred tax assets	8,792	8,174

Accumulated depreciation	(2,227)	(2,229)
Accretion on securities	(235)	(175)
Pension	—	(238)
Other liabilities	(2,031)	(1,692)
Deferred tax liabilities	(4,493)	(4,334)
	4,299	3,840
Tax benefit on net unrealized losses on investments	1,663	3,000
Net deferred tax asset	$5,962	$6,840

The components of the provision for deferred income tax expense (benefit) were as follows:

	2006	2005	2004
Provision for loan losses	$(663)	$48	$1,113
Depreciation	(2)	(337)	438
Pension expense	—	45	156
Net premiums and discounts on securities	60	351	(235)
Other, net	146	968	(347)
	$(459)	$1,075	$1,125

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2006	2005	2004
Tax at statutory federal income tax rate	$11,734	$14,453	$13,848
Nontaxable interest income, net of disallowed interest deduction	(1,588)	(1,611)	(1,176)
BOLI Income	(678)	(335)	(235)
State income taxes, net of federal benefit	672	1,338	1,302
General business credit	(152)	—	—
Other, net	(118)	(233)	(461)
Tax at effective tax rate	$9,870	$13,612	$13,278

Note L: Retirement Plans

The Company had a tax-qualified noncontributory defined benefit retirement plan covering substantially all full-time and regular part-time employees of the Company.  Benefits were generally based on years of service and compensation.  Certain participants in the defined benefit plan were also covered by an unfunded supplemental retirement plan.  The purpose of the supplemental retirement plan was to extend full retirement benefits to individuals without regard to statutory limitations under tax-qualified plans.

As of December 31, 2005, the defined benefit and supplemental retirement plans were terminated.  Prior to December 31, 2005, all amounts due were paid to participants of the supplemental retirement plan.  Prior to December 31, 2006, all amounts due were paid to participants of the defined benefit plan.

The following table sets forth the plans’ status and amounts recognized in the financial statements:

	2006	2005	2004
Accumulated benefit obligation	$—	$13,811	$12,552
Change in the projected benefit obligation
Projected benefit obligation at beginning of year	$13,811	$19,079	$16,816
Service cost	—	1,778	1,496
Interest cost	577	1,022	961
Actuarial loss	1,055	1,985	800
Curtailment	—	(7,902)	—
Settlement	(15,246)
Benefits paid	(197)	(2,151)	(994)
Benefit obligation at end of year	$—	$13,811	$19,079
Change in plan assets
Fair value of plan assets at beginning of year	$13,922	$12,167	$10,396
Actual return on plan assets	611	416	619
Employer contributions	910	3,490	2,146
Settlement	(15,246)
Benefits paid	(197)	(2,151)	(994)
Fair value of the asset at end of year	$—	$13,922	$12,167
Accrued pension cost
Funded status	$—	$111	$(6,913)
Unrecognized net actuarial loss (gain)	—	674	6,772
Unrecognized prior service cost	—	—	104
Accrued benefit cost	$—	$785	$(37)
Net periodic pension cost
Service cost	$—	$1,778	$1,496
Interest cost	577	1,022	961
Expected return on assets	(611)	(869)	(763)
Amortization of unrecognized:
Net loss (gain)	54	346	299
Prior service cost	—	13	22
Additional cost due to curtailment	—	378	—
Net asset	—	—	—
Net periodic pension cost	$20	$2,668	$2,015
Amounts applicable to the supplemental retirement plan
Projected benefit obligation	$—	$1,958	$1,676
Accumulated benefit obligation	—	1,276	934
Key assumptions:
Discount rate	4.73%	5.25%	5.50%

The pension plan weighted-average asset allocation at December 31, 2005, the measurement date, by asset category was as follows:

Plan Assets
2005
Asset Category:
Equity securities	47.6%
Bonds	34.9%
Money markets	17.5%
Total net periodic benefit cost	100.0%

The investment return objective for the pension plan was to maximize total return, with a targeted minimum of 7.5%.  Asset allocation called for 40 to 70% in equity securities, 25 to 60% in bonds, and 0 to 20% in money markets.  The investment objectives changed in 2006 to facilitate the termination of the plan and the distribution of benefits to all plan participants that was completed prior to December 31, 2006.

Note M: Employee Benefit Plans

Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust

The Company sponsors a qualified, tax-exempt pension plan qualifying under section 401(k) of the Internal Revenue Code.  Virtually all employees are eligible to participate after meeting certain age and service requirements.  Eligible employees are permitted to contribute up to a dollar limit set by law of their compensation to the 401(k) plan.  Pursuant to the plan, the Company matches up to 100% of a participant’s deferral into the 401(k) plan limited up to 6% of each participant’s salary.  The profit sharing portion of the 401(k) plan arrangement provides an annual discretionary contribution to the retirement account of each employee based in part on the Company’s profitability in a given year, and on each participant’s annual compensation.   Participants can choose between several different investment options under the 401(k) plan, including shares of the Company’s common stock.

The total expense relating to the 401(k) plan was approximately $2.0 million in 2006, $1.3 million in 2005, and $1.3 million in 2004.

Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan for Executives

The Company sponsors an executive deferred compensation plan, which is a means by which certain executives may voluntarily defer a portion of their salary or bonus.  This plan is an unfunded, nonqualified deferred compensation arrangement.  Company obligations under this arrangement as of December 31, 2006 and December 31, 2005 were $2.0 million and $1.6 million.

Note N: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 1,333,332 shares of the Company’s common stock, including the granting of qualified stock options (“Incentive Stock Options”), nonqualified stock options, restricted stock, and stock appreciation rights.  Total shares issuable under the plan were 236,257 at year-end 2006.  Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors.  All stock options were granted for a term of ten years.

Vesting of stock options granted in 2004 and prior years was accelerated to immediately vest all options as of December 20, 2005.  Options granted in 2005 were immediately vested and options granted in 2006 vest over three years.  Restricted stock vests three years from the grant date.  Awards under the Incentive Plan become fully vested upon a merger or change in control of the Company.

Total compensation cost that has been charged against income for those plans was $209,000 in 2006, and $6,000 in 2005.  The total income tax benefit was $71,000 and $2,000 in 2006 and 2005, respectively.  Previously, the Company granted stock options that were accounted for using the intrinsic value method and recorded no compensation costs related to the plan.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Binomial) model that uses the assumptions noted in the table below.  Expected volatilities are based on the previous five year historical volatilities of the Company’s common stock.  The Company uses historical data to estimate option exercise and post-vesting termination behavior.  The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable.  The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

	2006	2005	2004
Risk-free interest rate	4.63%	4.45%	4.00%
Expected term	5	5	5
Expected stock price volatility	23.45%	25.02%	24.97%
Dividend yield	1.80%	1.70%	1.50%

As of December 31, 2006, there was $538,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan.  The cost is expected to be recognized over a weighted-average period of 3 years.

A summary of stock option activity in the Incentive Plan is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Beginning outstanding	655,613	$21.42
Granted	74,000	29.20
Exercised	(42,202)	14.59
Expired	(5,000)	32.59
Ending outstanding	682,411	$22.60	6.6	$4,570,960

Exercisable at end of year	608,411	$21.60	6.0	$4,563,560

A summary of stock option activity as of each year is as follows:

	2006	2005	2004
Intrinsic value of options exercised	$720,038	$1,546,611	$613,401
Cash received from option exercises	615,732	930,240	346,543
Tax benefit realized from option exercises	285,706	425,385	215,278
Weighted average fair value of options granted	$7.35	$8.21	$8.14

Restricted stock was granted beginning in 2005 under the Incentive Plan.  There were 1,517 shares issued in 2006 and 20,406 in 2005.  These shares are subject to forfeiture until certain restrictions have lapsed including employment for a specific period.  Compensation expense is recognized over the vesting period of the shares based on the market value of the shares at issue date.

A summary of changes in the Company’s nonvested shares of restricted stock is as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Nonvested at January 1, 2006	20,406	$31.34
Granted	1,517	30.34
Vested	—	—
Forfeited	(1,500)	(31.34)
Nonvested at December 31, 2006	20,423	$31.27

As of December 31, 2006, there was $399,000 of total unrecognized compensation cost related to nonvested shares granted under the Plan.  The cost is expected to be recognized over a weighted-average period of 2 years.  There were no shares vested during the years ended December 31, 2006, 2005, and 2004.

In November 2005, the FASB issued Staff Position No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payments Awards” (“FSP”). The FSP provides an alternative transition method for accounting for the tax effects of share-based payment awards to employees for entities that do not have the necessary information to comply with the transition requirements of SFAS 123(R). An entity was permitted to take up to one year from the later of its initial adoption of SFAS 123(R) or the effective date of this FSP (November 10, 2005) to evaluate its available transition alternatives and make its one-time election. The Company has elected to implement the transition method in the FSP.

Note O: Earnings per Share

	2006	2005	2004
Basic Earnings Per Share:
Weighted-average common shares outstanding	13,367,062	13,486,598	13,413,263
Net income available to common stockholders	$23,656	$27,683	$26,287
Basic earnings per share	$1.77	$2.05	$1.96

Diluted Earnings Per Share:
Weighted-average common shares outstanding	13,367,062	13,486,598	13,413,263
Dilutive effect of restricted shares	3,051	—	—
Dilutive effect of stock options	156,490	174,426	122,618
Diluted average common shares outstanding	13,526,603	13,661,024	13,535,881
Net income available to common stockholders	$23,656	$27,683	$26,287
Diluted earnings per share	$1.75	$2.03	$1.94

Number of antidilutive options excluded from diluted earnings per share calculation	224,906	213,406	137,000

Note P: Other Comprehensive Income

The following table summarizes the related income tax effect for the components of Other Comprehensive Income as of December 31:

	2006	2005	2004
Unrealized holding gains on available for sale securities arising during the period	$3,772	$(8,114)	$(3,942)
Related tax (expense) benefit	(1,503)	3,220	1,571
Holding gains (losses) after tax	2,269	(4,894)	(2,371)

Less: reclassification adjustment for the net gains and losses realized during the period
Realized gains	$418	$5	$764
Realized losses	—	(19)	(252)
Net realized gains (losses)	418	(14)	512
Income tax (expense) benefit on net realized gains (losses)	(166)	6	(202)
Net realized gains (losses) after tax	252	(8)	310
Total other comprehensive income (loss)	$2,017	$(4,886)	$(2,681)

Note Q: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements.  Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk.  In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Standby letters of credit outstanding at December 31, 2006 were approximately $59.1 million.  As of December 31, 2006, firm commitments to fund loans in the future were approximately $355.0 million, of which $52.7 million were fixed rate and $302.3 million were variable rate.  Standby letters of credit outstanding at December 31, 2005 were approximately $44.4 million.  As of December 31, 2005, firm commitments to fund loans in the future were approximately $320.2 million, of which $39.6 million were fixed rate and $280.6 million were variable rate.  As of December 31, 2006, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

Certain subsidiaries of the Company and branches of the Banks occupy certain facilities under long-term operating leases, some of which include provisions for future rent increases,  and, in addition, lease certain software and data processing and other equipment.  The estimated aggregate minimum annual rental commitments under these leases total $714,000 in 2007, $529,000 in 2008, $225,000 in 2009, $169,000 in 2010, $141,000 in 2011 and $385,000 thereafter.  The Company also receives rental income on certain leased properties.  As of December 31, 2006, aggregate future minimum rentals to be received under non-cancelable leases totaled $47,000.  Total operating lease expense, net of rental income, recorded under all operating leases was $626,000 in 2006, $459,000 in 2005 and $430,000 in 2004.

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

A verdict for approximately $2.0 million was entered in the Circuit Court of LaSalle County on January 17, 2007 in favor of Old Second Bank – Yorkville, a wholly owned subsidiary of the Company, and against an insurance company.  The insurance company filed a Notice of Appeal on February 8, 2007 in the Third District Appellate Court of Illinois.  As a result, the Company will not record any amount of the judgment as income until all appeals have been exhausted and the matter has been concluded in the Company’s favor.

Note R: Capital

The Company and the Banks are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can initiate regulatory action.

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

Capital levels and minimum required levels at year-end:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006:
Total capital to risk weighted assets
Consolidated	$205,640	10.82%	$152,044	8.00%	$190,055	10.00%
Old Second Bank	148,894	11.31	105,318	8.00	131,648	10.00
Tier 1 capital to risk weighted assets
Consolidated	189,456	9.97	76,010	4.00	114,016	6.00
Old Second Bank	137,802	10.46	52,697	4.00	79,045	6.00
Tier 1 capital to average assets
Consolidated	189,456	7.90	95,927	4.00	119,909	5.00
Old Second Bank	137,802	8.36	65,934	4.00	82,417	5.00

2005:
Total capital to risk weighted assets
Consolidated	$200,115	10.86%	$147,414	8.00%	$184,268	10.00%
Old Second Bank	135,423	10.75	100,780	8.00	125,975	10.00
Tier 1 capital to risk weighted assets
Consolidated	184,886	10.04	73,660	4.00	110,490	6.00
Old Second Bank	125,301	9.94	50,423	4.00	75,634	6.00
Tier 1 capital to average assets
Consolidated	184,886	7.99	92,559	4.00	115,698	5.00
Old Second Bank	125,301	7.85	63,848	4.00	79,810	5.00

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval.  At December 31, 2006, approximately $44.8 million was available for the payment of dividends by the Banks to the Company.

During June 2003, the Company completed its tender offer for shares of its common stock, in which 723,053 shares were repurchased at $42.50 per share (price per share prior to June 15, 2004 split).  The total cash payment required to complete the tender offer was approximately $31.6 million, which was funded by the issuance of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq:OSBCP).  Cash distributions on the securities are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements.  Trust preferred securities qualify as Tier 1 regulatory capital and $30,774,000 is included as Tier 1 capital as of December 31, 2005 and 2006.

NOTE S: MORTGAGE BANKING DERIVATIVES

Derivatives such as forward contracts and rate lock commitments are used in the ordinary course of business.  Forward contracts represent future commitments to deliver securities and whole loans at a specified price and date and are used to manage interest rate risk on loan commitments and loans held for sale.  Rate lock commitments are commitments to fund loans at a specific rate.  The derivatives involve underlying items, such as interest rates, and are designed to transfer risk.  Substantially all of these instruments expire within 90 days from the date of issuance.  Notional amounts are amounts on which calculations and payments are based, but which do not represent credit exposure, as credit exposure is limited to the amounts required to be received or paid.  The approximate notional amounts, fair values, and change in fair value of these derivatives were as follows at year-end 2006 and 2005:

	2006	2005
Forward contracts:
Notional amount	$17,272	$8,313
Fair value	(76)	(131)
Change in fair value	25	(10)

Rate lock commitments:
Notional amount	$18,942	$8,313
Fair value	137	131
Change in fair value	(15)	10

The Company is exposed to interest rate risk on loans held for sale and rate lock commitments.  As market interest rates increase or decrease, the fair value of loans held for sale and rate lock commitments will decline or increase.  To offset this interest rate risk, the Company enters into derivatives such as forward contracts to sell loans.  The fair value of these forward contracts will change as market interest rates change, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments.  The objective of this activity is to minimize the exposure to losses on rate lock commitments and loans held for sale due to market interest rate fluctuations.  The net effect of derivatives on earnings will depend on the effectiveness of hedging and risk management activities and a variety of other factors, including market interest rate volatility, the amount of rate lock commitments that close, the ability to fill the forward contracts before expiration, and the time period required to close and sell loans.

Periodic changes in value of both forward contracts and rate lock commitments are reported in current period earnings.  The following table reflects the net gain or loss recorded on all derivative activity, the portion of this net gain or loss attributable to the ineffective portion of fair value hedges, and the portion of gain or loss attributable to derivatives that are not included in fair value hedges for:

	2006	2005	2004

Net gain(loss) recognized in earnings	$10	$—	$—

Ineffective portion of hedge	10	—	—
Gain(loss) from derivatives excluded from hedges	—	—	—

Note T: Fair Values of Financial Instruments

The estimated fair values approximate carrying amount for all items except those described in the following table.  Security fair values are based upon market price or dealer quotes, and if no such information is available, on the rate and term of the security.  Fair values of loans were estimated for portfolios of loans with similar financial characteristics, such as type and fixed or variable interest rate terms.  Cash flows were discounted using current rates at which similar loans would be made to borrowers with similar ratings and for similar maturities.  The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities.  The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities.  The fair value of off-balance sheet items is not considered material.  The fair value of mortgage banking derivatives is discussed above in Note S.

The carrying amount and estimated fair values of financial instruments were as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$88,525	$88,525	$65,115	$65,115
Securities available for sale	472,897	472,897	470,431	470,431
FHLB and FRB Stock	8,783	8,783	8,418	8,418
Bank owned life insurance	43,564	43,564	41,627	41,627
Loans, net and loans held for sale	1,762,097	1,785,452	1,700,450	1,711,282
Accrued interest receivable	13,560	13,560	12,624	12,624
	$2,389,426	$2,412,781	$2,298,665	$2,309,497
Financial liabilities:
Deposits	$2,062,693	$2,058,366	$1,935,278	$1,921,475
Securities sold under repurchase agreements	38,218	38,218	57,625	57,625
Other short-term borrowings	127,090	127,090	171,825	171,825
Junior subordinated debentures	31,625	32,045	31,625	32,644
Note payable	16,425	16,425	3,200	3,200
Accrued interest payable	6,801	6,801	4,596	4,596
	$2,282,852	$2,278,945	$2,204,149	$2,191,365

Note U: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2006	2005
Assets
Noninterest-bearing deposit with bank subsidiary	$2,219	$3,084
Investment in subsidiaries	204,661	184,235
Other assets	2,049	1,725
	$208,929	$189,044

Liabilities and Stockholders’ Equity
Junior subordinated debentures	$31,625	$31,625
Other liabilities	18,749	5,157
Stockholders’ equity	158,555	152,262
	$208,929	$189,044

 Condensed Statements of Income for the years ended December 31 were as follows:

	2006	2005	2004
Operating Income
Cash dividends received from subsidiaries	$9,073	$8,788	$9,060
Interest income	—	—	8
Other income	229	3	18
	9,302	8,791	9,086
Operating Expenses
Junior subordinated debentures interest expense	2,467	2,448	2,486
Other interest expense	489	125	43
Other expenses	3,590	2,125	1,256
	6,546	4,698	3,785
Income before income taxes and equity in undistributed net income of subsidiaries	2,756	4,093	5,301
Income tax benefit	(2,491)	(1,850)	(1,494)
Income before equity in undistributed net income of subsidiaries	5,247	5,943	6,795
Equity in undistributed net income of subsidiaries	18,409	21,740	19,492
Net income	$23,656	$27,683	$26,287

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2006	2005	2004
Cash Flows from Operating Activities
Net income	$23,656	$27,683	$26,287
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed net income of subsidiaries	(18,409)	(21,740)	(19,492)
Change in taxes payable	243	(48)	28
Change in other assets	(324)	100	165
Securities gains	(227)	(145)	—
Stock-based compensation	209	6	—
Tax benefit from exercise of stock options	—	425	215
Other, net	44	57	(262)
Net cash from operating activities	5,192	6,338	6,941

Cash Flows from Investing Activities
Proceeds from the sales and maturities of securities available for sale	227	145	—
Investment in subsidiaries	—	—	(2,924)
Net cash from investing activities	227	145	(2,924)

Cash Flows from Financing Activities
Dividends paid	(7,230)	(6,740)	(5,901)
Proceeds from note payable	13,225	500	2,200
Purchases of treasury stock	(13,181)	—	—
Proceeds from exercise of stock options	616	930	347
Tax benefit from exercise of stock options	286	—	—
Net cash from financing activities	(6,284)	(5,310)	(3,354)
Net change in cash and cash equivalents	(865)	1,173	663
Cash and cash equivalents at beginning of year	3,084	1,911	1,248
Cash and cash equivalents at end of year	$2,219	$3,084	$1,911

Note V: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2006				2005
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$36,857	$36,422	$35,258	$33,492	$32,912	$31,062	$29,188	$27,061
Interest expense	19,182	19,123	17,168	15,357	13,872	12,213	10,710	9,429
Net interest income	17,675	17,299	18,090	18,135	19,040	18,849	18,478	17,632
Provision for loan losses	—	400	400	444	(460)	450	400	(37)
Securities gains	—	—	191	227	(9)	—	(1)	(4)
Income before taxes	8,904	6,596	9,408	8,618	11,657	10,723	9,773	9,142
Net income	6,237	4,948	6,366	6,105	7,742	7,182	6,570	6,189
Basic earnings per share	0.47	0.37	0.47	0.45	0.57	0.53	0.49	0.46
Diluted earnings per share	0.47	0.37	0.46	0.45	0.57	0.52	0.48	0.46
Dividends paid per share	0.14	0.14	0.14	0.13	0.13	0.13	0.13	0.12

Note W: Stockholders’ Rights Plan

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Old Second Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Old Second Bancorp, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Old Second Bancorp, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2007, expressed an unqualified opinion on management’s assessment, and the effective operation, of internal control over financial reporting.

/s/ Grant Thornton LLP

Chicago, Illinois
March 14, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Old Second Bancorp, Inc.

We have audited the accompanying Consolidated Balance Sheet of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2005, and the related Consolidated Statements of Income, Cash Flows and Changes in Shareholders’ Equity for the two years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Old Second Bancorp, Inc. and Subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
February 10, 2006

Old Second Bancorp, Inc. and Subsidiaries

Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.o2bancorp.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Stock Market under the symbol “OSBC”.  As of December 31, 2006, the Company had approximately 1,123 stockholders of record of its common stock.  The following table sets forth the range of prices during each quarter for 2006 and 2005.  Stock prices have been restated to reflect stock splits.

	2006			2005
	High	Low	Dividend	High	Low	Dividend

First quarter	$32.83	$30.38	$0.13	$35.31	$29.50	$0.12
Second quarter	33.20	29.25	0.14	31.60	28.01	0.13
Third quarter	31.40	29.51	0.14	33.24	28.86	0.13
Fourth quarter	31.17	29.06	0.14	33.64	28.00	0.13

Form 10-K and Other Information

We maintain a website at http://www.o2bancorp.com.  We make available free of charge on or through the Company’s website, the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.  The Company’s code of conduct and charters of the Company’s various committees of the Board of Directors are also available on the website.  We will also provide copies of the Company’s filings free of charge upon written request to J. Douglas Cheatham, Senior Vice President and Chief Financial Officer, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60506-4172.

Transfer Agent/Stockholder Services

Inquires related to stockholders records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp, Inc.

c/o Robin Hodgson, VP Administration

37 River Street

Aurora, Illinois 60506-4172

(630) 906-5480

rhodgson@o2bancorp.com

Old Second Bancorp,  Inc. and Subsidiaries

Consolidated Balance Sheet

December 31, 2006

(In thousands)

	The Old
	Second	Old Second	Old Second	Old Second	Old Second	Old Second		Old Second
	National	Mortgage	Bank	Bank	Financial,	Bancorp, Inc.	Consolidating	Bancorp, Inc.
	Bank(1)	Company	Yorkville	Kane	Inc.	Parent Only	Adjustments	Consolidated
Assets
Cash and due from banks	$62,637	$143	$10,566	$7,709	$57	$2,219	$(2,604)	$80,727
Interest bearing deposits with financial institutions	5,417		45	31	—	—	—	5,493
Federal funds sold	5,530	—	—	44,230	—	—	(47,455)	2,305
Cash and cash equivalents	73,584	143	10,611	51,970	57	2,219	(50,059)	88,525
Securities available for sale	330,302	—	65,804	76,791	—	—	—	472,897
FHLB and FRB stocks	5,987	—	1,077	1,719	—	—	—	8,783
Loans held for sale	1,800	10,848	1,074	656	—	—	—	14,378
Loans	1,210,597	190	301,415	261,846	—	—	(10,136)	1,763,912
Less: allowance for loan losses	11,093	5	2,957	2,138	—	—	—	16,193
Net loans	1,199,504	185	298,458	259,708	—	—	(10,136)	1,747,719
Premises and equipment, net	33,407	291	8,464	6,242	—	—	—	48,404
Other real estate owned	—	—	48	—	—	—	—	48
Mortgage servicing rights, net	—	2,882	—	—	—	—	—	2,882
Goodwill, net	—	—	—	2,130	—	—	—	2,130
Bank owned life insurance	35,307	—	2,805	5,452	—	—	—	43,564
Investment in subsidiaries	2,132	—	2	1	—	204,661	(205,936)	860
Accrued interest and other assets	19,276	731	4,541	4,259	18	2,049	(1,924)	28,950
Total assets	$1,701,299	$15,080	$392,884	$408,928	$75	$208,929	$(268,055)	$2,459,140
Liabilities
Deposits:
Demand	$214,382	$—	$33,665	$35,187	$—	$—	$(2,604)	$280,630
Interest bearing	1,128,962	57	316,733	336,311	—	—	—	1,782,063
Total deposits	1,343,344	57	350,398	371,498	—	—	(2,604)	2,062,693
Securities sold under repurchase agreements	36,117	—	2,101	—	—	—	—	38,218
Other short-term borrowings	170,648	—	3,438	459	—	—	(47,455)	127,090
Note payable	—	10,136	—	—	—	16,425	(10,136)	16,425
Junior subordinated debentures	—	—	—	—	—	31,625	—	31,625
Accrued interest and other liabilities	14,984	2,761	3,201	3,183	5	2,324	(1,924)	24,534
Total liabilities	1,565,093	12,954	359,138	375,140	5	50,374	(62,119)	2,300,585
Stockholders’ Equity
Common stock	2,160	10	525	1,000	25	16,635	(3,720)	16,635
Surplus	14,068	457	5,525	14,533	—	14,814	(34,583)	14,814
Retained earnings	121,862	1,659	27,981	18,631	45	193,170	(170,178)	193,170
Accumulated other comprehensive loss	(1,884)	—	(285)	(376)	—	(2,545)	2,545	(2,545)
Treasury stock	—	—	—	—	—	(63,519)	—	(63,519)
Total stockholders’ equity	136,206	2,126	33,746	33,788	70	158,555	(205,936)	158,555
Total liabilities and stockholders’ equity	$1,701,299	$15,080	$392,884	$408,928	$75	$208,929	$(268,055)	$2,459,140

(1) Includes OSM which is a wholly owned subsidiary of Old Second National Bank.