Form 10-K, Exhibit 13
period 2009-12-31
OLD SECOND BANCORP INC
filed 2010-03-16
CIK 357173

Exhibit 13.1

2009 Annual Report

Table of Contents

Letter to Stockholders	2-3

Financial Highlights	4

Management’s Discussion	6-22

Consolidated Balance Sheets	24

Consolidated Statements of Operations	25

Consolidated Statements of Cash Flows	26-27

Consolidated Statements of Changes in Stockholders’ Equity	28

Notes to Consolidated Financial Statements	29-70

Report of Independent Auditors	71

Corporate Information	72

Bancorp and Subsidiaries Consolidated Balance Sheet	73

Bancorp Directors	74

Old Second Locations Map	75

5-Year Performance Comparison	76

2009 Year End Letter to Stockholders

2009 was a very challenging year. The economy has been the worst since the Great Depression. Unemployment in Illinois was 10.8% and up to 15% in some communities in our marketplace. Residential real estate values declined on average over 20 - 30% from their peak at the end of 2007 and the numbers of foreclosures in Kendall, Kane & Will Counties were the highest in Illinois. The hardest hit segment of our loan portfolio was construction and land development loans which saw values decrease by even higher percentages.

Old Second showed a loss for the year of $65.6 million, caused mainly by our need to add $96.7 million to the loan loss reserve and to write-off $57.6 million of goodwill.

The primary reason for Old Second’s higher than historical levels of loan losses, which ended the year with charge-offs of $75 million, was the decline in real estate in our market areas and our concentration in construction lending. At the beginning of 2009, construction related loans made up 16% of total loans and at their peak in 2008 were over 20% of loans. At the end of the year, they accounted for 13% of our portfolio, as our management concentrated on working out or selling non-performing loans and reducing our exposure in this area. As the following chart demonstrates, 80% of our 2009 charge-offs came from loans in the real estate construction segment.

Loan charge-off’s for the year ended December 31 (In millions)

	2009	2008
Real Estate construction	$60.2	$6.1
Residential real estate	6.2	1.4
Real Estate Commercial	4.2	1.4
Commercial & Industrial	3.5	0.1
Other	0.9	0.4
Total	$75.0	$9.4

In addition, 53% of our loans in non-accrual status were from the real estate construction segment.

Subject to the economy continuing to show slow but steady improvement, I believe we have taken the majority of losses from the real estate construction area. While we may still experience additional losses, they shouldn’t be anywhere near 2009’s level. Regarding the commercial real estate area, in 2009 we had charge offs of $4.2 million. This area is showing some stress, but we do not believe that the magnitude of potential problems will be near that of the construction and development sector. I believe our strong underwriting standards will help us minimize our losses related to our commercial real estate portfolio. In addition, approximately one half of these loans are owner occupied, most are in our market area, and the average credit size is only approximately $700 thousand.

While we have experienced a high level of charge-offs and provisioning for loan losses, our core earnings have remained solid.   Excluding the 2nd quarter goodwill write-off throughout 2009 our pre-tax pre-provision earnings averaged above $10 million per quarter, with the 4th quarter being the strongest. We believe this a positive sign for the health of our company, particularly as we believe our provisioning for loan losses will not be as high in 2010.

Another bright spot in 2009 was in our non-interest income areas.   Our mortgage division had an outstanding year with mortgage banking income setting a record of $11.8 million and new loans originated of approximately

$480 million most of which were sold in the secondary markets.   Besides the increase in overall volume, because of rates and government subsidies provided to home buyers, many small mortgage brokers in our market area went out of business and we were able to pick up a good portion of their business.   Additionally, we have continued to build our wealth management area, which experienced a 13% increase in revenue in the 4th quarter of 2009 compared to the 4th quarter of 2008, and should continue to show growth through 2010 as the values of the stock market continue to recover.

We continued to be diligent in our expense controls and reduced salaries & benefits by 11%. We also managed other expenses very closely.

We applied a strategy of reducing overall assets by lowering accounts that were only transactional and by shifting the mix to lower cost deposits. We were also able to increase our average loan rates. As a result our net interest margin increased on average to 3.47% for the year and 3.72% for the 4th quarter.

This strategy lowered assets by $388 million and along with our participation in TARP helped us to increase our regulatory capital ratios over December 31, 2008.  These ratios were as follows:

	2009	2008
Tier 1 leverage ratio	8.48%	6.50%
Tier 1 capital to risk weighted assets	9.96%	7.66%
Total capital to risk weighted assets	13.26%	10.76%

When we began our participation early in 2009 in the TARP/ Capital Purchase Program it was originally the Treasury’s plan to encourage financial institutions to increase lending and to help stabilize the markets. At the time, eligible banks were encouraged to take these funds and we applied for and received an investment of $73 million on which we pay a dividend of 5%. Additionally, we issued warrants totaling 815,339 shares, convertible at a price of $13.43 per share. Since our participation in this program, the rules have changed dramatically. Our intent is to pay these funds back as soon as we believe it is appropriate to do so. We believe that it remains a good insurance policy during these changing economic times and that it is prudent to wait for a more opportune time to repay these funds.

As we enter 2010, signs of economic recovery are emerging but remain tenuous.    Our main goals for 2010 are to 1) return to profitability, 2) reduce our non-performing assets, 3) manage strong capital levels, 4) continue to carefully monitor our expenses and 5) when the time is right, get back to growing our franchise.

I would like to thank our shareholders for their loyalty and patience in these trying times, our employees for their increased efforts to get through these times and our customers for their faith in us as their Bank of Choice.

William B. Skoglund

Chairman

Old Second Bancorp, Inc. and Subsidiaries
Financial Highlights

(In thousands, except share data)

	2009	2008	2007	2006	2005
Balance sheet items at year-end
Total assets	$2,596,657	$2,984,605	$2,658,576	$2,459,140	$2,367,830
Total earning assets	2,359,740	2,720,142	2,480,366	2,267,768	2,194,733
Average assets	2,813,221	2,920,591	2,515,740	2,377,771	2,239,334
Loans, gross	2,062,826	2,271,114	1,891,110	1,763,912	1,704,382
Allowance for loan losses	64,540	41,271	16,835	16,193	15,329
Deposits	2,206,277	2,387,128	2,113,618	2,062,693	1,935,278
Secuities sold under agreement to repurchase	18,374	46,345	53,222	38,218	57,625
Federal funds purchased	—	28,900	165,100	54,000	170,000
Other short-term borrowings	54,998	169,383	82,873	73,090	1,825
Junior subordinated debentures	58,378	58,378	57,399	31,625	31,625
Subordinated debt	45,000	45,000	—	—	—
Note payable	500	23,184	18,610	16,425	3,200
Stockholders’ equity	197,208	193,096	149,889	158,555	152,262

Results of operations for the year ended
Interest and dividend income	$132,650	$157,927	$155,741	$142,029	$120,223
Interest expense	45,513	68,413	87,143	70,830	46,224
Net interest and dividend income	87,137	89,514	68,598	71,199	$73,999
Provision for loan losses	96,715	30,315	1,188	1,244	353
Noninterest income	43,047	35,260	31,840	28,690	28,045
Noninterest expense	144,630	80,312	66,458	65,119	60,396
(Loss) income before taxes	(111,161)	14,147	32,792	33,526	41,295
(Benefit) provision for income taxes	(45,573)	2,323	8,820	9,870	13,612
Net (loss) income	(65,588)	11,824	23,972	23,656	27,683
Preferred stock dividends and accretion	4,281	—	—	—	—
Net (loss) income available to common stockholders	$(69,869)	$11,824	$23,972	$23,656	$27,683

Loan quality ratios
Allowance for loan losses to total loans at end of year	3.13%	1.82%	0.89%	0.92%	0.90%
Provision for loan losses to total loans	4.69%	1.33%	0.06%	0.07%	0.02%
Net loans charged off to average total loans	3.33%	0.41%	0.03%	0.02%	0.03%
Nonaccrual loans to total loans at the end of year	8.48%	4.69%	0.28%	0.09%	0.23%
Nonperforming assets to total assets at end of year	8.91%	4.15%	0.22%	0.09%	0.29%
Allowance for loan losses to nonaccrual loans	36.88%	38.75%	314.91%	992.22%	398.67%

Per share data
Basic (loss) earnings	$(5.04)	$0.87	$1.92	$1.77	$2.05
Diluted (loss) earnings	(5.04)	0.86	1.89	1.75	2.03
Dividends declared	0.10	0.63	0.59	0.55	0.51
Common book value per share	9.27	14.04	12.34	12.08	11.26

Weighted average diluted shares outstanding	13,912,916	13,689,214	12,655,306	13,526,603	13,661,024
Weighted average basic shares outstanding	13,815,965	13,584,381	12,508,551	13,367,062	13,486,598
Shares outstanding at year-end	13,823,917	13,755,884	12,149,296	13,127,292	13,520,073

Old Second Bancorp, Inc.
and Subsidiaries
Management’s Discussion
and Analysis of Financial Condition
and Results of Operations

Old Second Bancorp, Inc. and Subsidiaries
Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Overview

The following discussion provides additional information regarding the Company’s operations for the twelve-month periods ending December 31, 2009, 2008, and 2007, and financial condition at December 31, 2009 and 2008. This discussion should be read in conjunction with “Selected Consolidated Financial Data” and the Company’s consolidated financial statements and the accompanying notes thereto included or incorporated by reference elsewhere in this document:

Old Second Bancorp, Inc. is a bank holding company with its main headquarters located in Aurora, Illinois. The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries, which are together referred to as the “Company”:

•                  Old Second National Bank (the “Bank”).

•                  Old Second Capital Trust I, which was formed for the exclusive purpose of issuing trust preferred securities in an offering that was completed in July 2003.  Old Second Capital Trust I is an unconsolidated subsidiary of the Company.  See Notes 1 and 12 of the consolidated financial statements included in this annual report for further discussion.

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

•                  Station I, LLC, a wholly-owned subsidiary of Old Second National Bank, which was formed in August 2008 to hold property acquired by the Bank through foreclosure or in the ordinary course of collecting a debt previously contracted with a borrower.

Inter-company transactions and balances are eliminated in consolidation.

The Company provides a wide range of financial services through its thirty banking locations located in Cook, Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois. These banking centers surround the Chicago metropolitan area and each offers access to a full menu of traditional banking services as well as corporate and personal trust services. The Company focuses upon establishing and maintaining relationships with its clients while maintaining a commitment to providing for the financial services needs of the communities in which it operates. Emphasis is placed upon relationships with individual customers as well as small-to medium-sized companies throughout our market area. The markets served by the Company make available a mix of commercial and industrial, real estate, and consumer related lending opportunities, as well as providing a stable core deposit base. The Company also has expansive trust administration and trust services activities.

The financial system in the United States, including the credit markets and markets for real estate and related assets, have been in a state of unprecedented disorder since early 2008. As a result of these nationwide disruptions, the United States Department of the Treasury (“Treasury”) announced the introduction of their Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”) on October 14, 2008. On January 16, 2009, the Company announced that Treasury completed its investment of $73 million in Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”) and warrants to purchase common stock of the Company as part of Treasury’s TARP CPP initiative. The Series B Preferred Shares issued to Treasury pay a dividend of 5% per year for the first five years and will reset to 9% per year thereafter. The Series B preferred shares are callable at their liquidation value of $1,000 per share and can be redeemed prior to then only with the approval of the Federal Reserve. Old Second also issued to Treasury a ten-year warrant to purchase 815,339 shares of common stock at an exercise price of $13.43 per share. The warrant is immediately exercisable. Additional details related to preferred stock are provided in the discussion of capital in the Financial Condition section of this report as well as Notes 19 and 24 of the consolidated financial statements included in this annual report.

The financial system disruption has also resulted in extraordinary declines in the values of real estate and associated asset types. This has limited the availability of ready local markets, and has also affected the ability of many borrowers to continue to pay on their obligations. Because of these ongoing economic conditions, the Company greatly increased the provision for loan losses, and experienced an increase in both loans charged off and nonperforming assets in 2009. Net income also declined considerably as a result of these occurrences. These factors, coupled with the decrease in the market capitalization of our common stock also resulted in the impairment of goodwill, which is discussed in our results of operations that follows as well as in Note 9 of the consolidated financial statements included in this annual report. The Company remains committed and focused on maintaining and enhancing its procedures regarding its asset quality and general underwriting standards.

Our primary deposit products are checking, NOW, money market, savings, and certificate of deposit accounts, and

Management’s Discussion – continued

the Company’s primary lending products are commercial mortgages, construction lending, commercial and industrial loans, residential mortgages and installment loans. Major portions of the Company’s loans are secured by various forms of collateral including real estate, business assets, and consumer property while borrower cash flow is the primary source of repayment at the time of loan origination. The Bank also engages in trust operations as part of its wealth management services offering.

For 2009, the Company recorded a net loss of $65.6 million, or $5.04 per diluted share, which compares with net income of $11.8 million or $0.86 diluted earnings per share in 2008, and earnings of $24.0 million or $1.89 per diluted share in 2007. The basic loss per share was $5.04 in 2009 and the basic earnings per share were $0.87 in 2008 and $1.92 in 2007. The loss incurred in 2009 included a nonrecurring second quarter goodwill impairment charge of $57.6 million that had an associated tax benefit of $22.0 million. In 2009, the decrease in earning assets combined with the increases in both the provision for loan losses and other expenses more than offset increases in noninterest income and reductions to interest expense. The Company recorded a $96.7 million provision for loan losses in 2009, which included an addition of $30.1 million in the fourth quarter. Net charge-offs were $73.4 million during 2009, including $23.6 million in the fourth quarter. The provision for loan losses was $30.3 million in 2008, which included an addition of $21.2 million in the fourth quarter. Net charge-offs were $8.9 million in 2008, which included $4.1 million in the fourth quarter. The provision for loan losses for 2007 was $1.2 million with no addition recorded in the fourth quarter. Net charge-offs totaled $546,000 in 2007. The net loss available to common stockholders was $69.9 million for the year ended December 31, 2009. This compared to a net income available to common shareholders of $11.8 million and $24.0 million for the years ended December 31, 2008, and December 31, 2007, respectively.

Net interest income decreased $2.4 million, or 2.7%, from $89.5 million for the year ended 2008 to $87.1 million for the year ended 2009. Net interest income was $68.6 million in 2007. Average earning assets decreased $93.3 million, or 3.5%, from $2.69 billion in 2008 to $2.60 billion in 2009, as management continued to focus on asset quality. Average earning assets were $2.36 billion in 2007. Loan growth continued to be limited throughout 2009 as general demand remained low and there was a diminished number of qualified borrowers. Average interest bearing liabilities decreased $147.9 million, or 6.2%, from $2.39 billion in 2008 to $2.25 billion in 2009. Average interest bearing liabilities totaled $2.09 billion in 2007. The net interest margin (tax equivalent basis), expressed as a percentage of average earning assets, increased slightly from 3.45% in the year ended December 31, 2008 to 3.47% in the year ended December 31, 2009. The net interest margin (tax equivalent basis) was 3.05% in 2007. The average tax-equivalent yield on earning assets decreased from 5.91% in 2008 to 5.16%, or 75 basis points, in 2009. At the same time, the cost of funds on interest bearing liabilities decreased from 2.85% in 2008, to 2.03%, or 82 basis points in 2009.

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

All significant accounting policies are presented in Note 1 of the financial statements included in this annual report. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and on how those values are determined.

Management has determined that the Company’s accounting policies with respect to the allowance for loan losses is the accounting area requiring subjective or complex judgments that is most important to the Company’s financial position and results of operations, and therefore, is one of the Company’s most critical accounting policies. The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the amount of estimated losses on pools of homogeneous loans are based on historical loss experience, and consideration of current economic trends and conditions, as well as estimated collateral valuations, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using an assessment of various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio. A loan is considered impaired when it is probable that not all contractual principal or interest due will be received according to the original terms of the loan agreement. Management defines the measured value of an impaired loan based upon the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. Impaired loans at December 31, 2009 and 2008 were $189.1 million and $108.6 million, respectively. In addition, a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section that follows.

Management’s Discussion – continued

The Company recognizes expense for federal and state income taxes currently payable as well as for deferred federal and state taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets, as well as loss carryforwards and tax credit carryforwards. Realization of deferred tax assets is dependent upon generating sufficient taxable income in either the carryforward or carryback periods to cover net operating losses generated by the reversal of temporary differences. A valuation allowance is provided by way of a charge to income tax expense if it is determined that it is not more likely than not that some or all of the deferred tax asset will be realized. If different assumptions and conditions were to prevail, the valuation allowance may not be adequate to absorb unrealized deferred taxes and the amount of income taxes payable may need to be adjusted by way of a charge or credit to expense. Furthermore, income tax returns are subject to audit by the IRS and state taxing authorities. Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits. The Company believes it has adequately accrued for all probable income taxes payable. Accrual of income taxes payable and valuation allowances against deferred tax assets are estimates subject to change based upon the outcome of future events.

Another of the Company’s critical accounting policies relates to the fair value measurement of various nonfinancial and financial instruments including investment securities, derivative instruments and the expanded fair value measurement disclosures that are related to the recently adopted Financial Accounting Standards (“FAS”) 157 (now ASC 820-10) and the subsequent associated Financial Accounting Standards Board (“FASB”) issued Staff Position (now ASC 820-10) discussed in detail in Note 1 to the consolidated financial statements included in this annual report.

Results of operations

Net interest income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest bearing liabilities. Net interest margin is the ratio of tax-equivalent net interest income to average earning assets. As discussed in the overview section above, management emphasized managing existing asset quality over generating loan growth throughout 2009. The decrease in net interest income during this period was primarily the result of decreasing loan demand as well as increased levels of nonaccrual loans, combined with reductions in securities available-for-sale as well as the general decrease in market rates, which also lowered interest expense in the same period. Management also significantly reduced borrowings with a decrease in securities available-for-sale in 2009, and the change in capital, asset deployment, and funding sources served to improve the net interest margin percentage, but lowered the volume of net interest income as discussed below. The net interest margin (tax equivalent basis), expressed as a percentage of average earning assets increased to 3.47% from 3.45% as compared to 2008. The net interest margin (tax equivalent basis) was 3.05% in 2007. The average tax-equivalent yield on earning assets decreased 75 basis points from 5.91% in 2008, to 5.16% in 2009. However, the cost of funds on interest bearing liabilities decreased 82 basis points from 2.85%, to 2.03% in the same period. The average tax-equivalent yield on earning assets was 6.67% in 2007, and the cost of funds on interest bearing liabilities was 4.16% in the same period.

Net interest income was $87.1 million in 2009, $89.5 million in 2008, and $68.6 million in 2007. Average earning assets decreased $93.3 million, or 3.5%, from $2.69 billion in 2008 to $2.60 billion in 2009, as management continued to focus on asset quality over growth. Average earning assets were $2.36 billion in 2007. Even though average portfolio loans increased $24.5 million in 2009, or 1.1%, from $2.18 billion in 2008, the loan portfolio decreased $208.3 million, to $2.06 billion at December 31, 2009 as compared to $2.27 billion at December 31, 2008. This decrease was due in part to a continued lack of demand from qualified borrowers, although other real estate owned (“OREO”) increased $25.0 million as nonperforming loans were liquidated and the related collateral from those loans was successfully converted at an accelerated pace in 2009. During 2008, average portfolio loans increased $356.5 million, or 19.5%, from $1.83 billion in 2007. Average long-term taxable and tax-exempt securities available-for-sale decreased $132.6 million, or 40.6%, and $15.8 million, or 10.4%, respectively in 2009. Likewise, average interest bearing liabilities were $2.25 billion in 2009, a decrease of $147.9 million, or 6.2%, from 2008. Average interest bearing liabilities were $2.39 billion in 2008, an increase of $300.0 million, or 14.3%, from 2007. The recent decrease in average interest bearing deposits and securities sold under repurchase agreements were due in part to management’s pricing initiatives introduced in 2009 that rewarded relationship banking and discouraged customers seeking a single transaction or service. The Bank emphasized this approach when repricing, retaining and attracting deposit and other funding relationships where there would be no other depositor product or service utilized. Management also significantly reduced both federal funds purchased and other short-term borrowings in 2009, and the change in capital, asset deployment, and funding sources continued throughout the fourth quarter of 2009. Even though the Company continued to have a higher level of nonaccrual loans in 2009, the changes in both the types of earning assets and total earning assets, combined with reductions in interest paying liability categories and the general overall decrease in market rates, resulted in the incremental improvement in the net interest margin percentage.

As described above, the Company’s net interest income can be significantly influenced by a variety of factors, including overall economic conditions, credit risk, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction. The Company’s asset and liability committee (“ALCO”) seeks to manage interest rate risk under a variety of rate environments by structuring the Company’s balance sheet and off-balance sheet positions, and this process is discussed in more detail in the interest rate risk section of this reference.

Management’s Discussion – continued

Goodwill impairment

On June 30, 2009, the Company recognized a noncash, nonoperating goodwill impairment charge of $57.6 million that had an associated tax benefit of $22.0 million. Goodwill arises from business acquisitions and represents the value attributable to unidentifiable intangible elements in the business acquired. Of the $57.6 million second quarter 2009 noncash charge, $55.4 million originated from the February 8, 2008 acquisition of HeritageBanc, Inc. and Heritage Bank. The portion of the goodwill intangible asset charge that was attributable to Heritage is tax deductible and has an associated $22.0 million tax benefit. Although not anticipated, there can be no guarantee that a valuation allowance against the resultant deferred tax asset will not be necessary in future periods. Given the noncash nature of a goodwill impairment charge, this noninterest expense item had no adverse affect upon the Company’s liquidity position. Additional details related to goodwill are provided in Note 9 and income taxes are discussed in Note 13 of the financial statements included in this annual report.

Provision for loan losses

In the year ended 2009, the Company recorded a $96.7 million provision for loan losses, which included an addition of $30.1 million in the fourth quarter. In 2008, the provision for loan losses was $30.3 million, $21.2 million of which was added in the fourth quarter. The provision for loan losses was $1.2 million in 2007. Nonperforming loans increased to $189.7 million at December 31, 2009 from $108.6 million at December 31, 2008, and $176.1 million at September 30, 2009. Nonperforming loans totaled $6.0 million at December 31, 2007, which included $3.1 million of construction and development, $351,000 in commercial real estate, $1.2 million in residential real estate investor, $1.2 million in one four family residential loans and $107,000 in consumer and other loans. Nonperforming loans are defined as nonaccrual loans, restructured loans, and loans past due ninety days or more and still accruing interest. Charge-offs, net of recoveries, totaled $73.4 million, $8.9 million and $546,000 in the years ended December 31, 2009, 2008, and 2007, respectively. Net charge-offs as a percentage of total average loans were 3.33%, 0.41%, and 0.03% in 2009, 2008 and 2007, respectively. Management continued to emphasize loan portfolio workout and attentive administration of other real estate properties in 2009, and in the fourth quarter additional specific loans, including portions of loans were identified as uncollectible. Management charged off those amounts, and simultaneously increased specific allocation estimates in the allowance for loan losses. Even though the charged off amounts reduced some specific allocation estimates in the allowance, that action also served to reduce the potential loss exposure on those loans. Provisions for loan losses are made to provide for probable and estimable losses inherent in the loan portfolio. The distribution of the Company’s gross charge-off activity for the periods indicated is detailed in the first table below and the remaining nonperforming loans at December 31, 2009 are included in the table immediately following (in thousands):

Loan Charge-offs, Gross

	Twelve Months Ended
	December 31,
	2009	2008	2007
Real estate-construction	$60,173	$6,146	$—
Real estate-residential:
Investor	3,520	932	—
Owner occupied	1,546	70	16
Revolving and junior liens	1,172	418	—
Real estate-commercial, nonfarm	4,148	1,277	51
Real estate-commercial, farm	—	—	—
Commercial and industrial	3,493	115	185
Other	926	426	817
	$74,978	$9,384	$1,069

Nonperforming Loans as of December 31, 2009

		90 Days	Restructure	Total Non	% Non
	Nonaccrual	or More	Loans	Performing	Performing	Specific
	Total(1)	Past Due	(Accruing)	Loans	Loans	Allocation
Real estate-construction	$92,519	$—	$2,250	$94,770	50.0%	$6,445
Real estate-residential:
Investor	26,079	—	317	26,396	13.9%	4,005
Owner occupied	13,319	158	10,004	23,481	12.4%	1,073
Revolving and junior liens	1,488	—	—	1,488	0.8%	199
Real estate-commercial, nonfarm	38,647	154	1,600	40,401	21.3%	4,200
Real estate-commercial, farm	1,286	—	—	1,286	0.7%	—
Commercial and industrial	1,153	231	—	1,384	0.7%	300
Other	487	18	—	504	0.3%	39
	$174,978	$561	$14,171	$189,710	100.0%	$16,261

(1) Nonaccrual loans included $31.6 million in restructured loans, $13.1 million in real estate construction, $9.3 million in commercial real estate, $7.1 million in real estate-residential investor, $2.0 million in real estate-owner occupied and $155,000 in Commercial and Industrial.

Management’s Discussion – continued

The largest component of nonperforming loans continued to be in the real estate construction sector, at $94.8 million, or 50.0% of total nonperforming loans. This was a $31.7 million increase from $63.1 million at December 31, 2008. Management estimated that a loss allocation of $6.4 million was adequate coverage for this category as of December 31, 2009. In addition to the lack of demand for new construction in our market area, the problems in this sector were compounded by a continued decline in real estate valuations. The adverse migration into nonperforming status occurred primarily from loans that declined in loan rating in 2009 as sales slowed and/or halted and developer cash flows generally became depleted. This trend continued in the fourth quarter as three large borrowers ratings deteriorated from a prior substandard rating and moved to nonperforming status in the latter part of 2009. The largest addition was an $11.9 million credit, which is secured by undeveloped land as well as residential and commercial lots. This loan was current at December 31, 2009, but the repayment status of the borrower was uncertain and management moved this loan to nonaccrual status. Subsequent negotiations with the borrower were unsuccessful and legal remedies are being pursued. Management reviewed new appraisals during the fourth quarter and estimated that no specific loss allocation was required. The second of these loan relationships totaled $10.7 million, following a $3.1 million December charge-off reduction, with no specific allocation based upon management’s appraisal review. These loans are secured primarily by undeveloped land, as well as residential and commercial lots although an industrial warehouse building adds a small amount of additional collateral. A deed-in-lieu of foreclosure and escrow arrangement with the borrower is in process, and is expected to be completed in the first quarter of 2010. The third addition to this category was a $4.9 million loan that is secured by undeveloped land in Illinois and a residential lot in Arizona. The bank executed settlement agreements with the borrower to place these properties into escrow. The title issues were subsequently resolved and the properties were transferred into OREO in the first quarter of 2010 with no additional loss exposure based upon recent review of new appraisals.

Also included in the nonperforming loan total was a new $2.3 million restructured loan that was given that designation because the buyer was a fractional borrower in a preexisting larger nonperforming credit that had a previous charge-off of $302,000. The new loan was granted based upon a 75% advance rate on a new appraisal and has a separate two-year cash interest reserve on deposit with the Bank.

The majority of the Bank’s construction loans are located in suburban Chicago markets. Current economic conditions reflect lower property valuations and increased rates of borrower defaults generally. As of December 31, 2009, approximately 51.8% of the remaining homebuilder loans were in nonaccrual status with approximately 5.5% in combined specific and general loan loss allocation on this loan segment. Management continues to update and review appraisals for the underlying collateral related to these loans, and allowance estimates are regularly updated to reflect the estimated credit exposure. The subcomponent detail for the real estate construction segment at December 31, 2009 (in thousands), is set forth in the table below:

		90 Days
		or More	Restructure	Total Non	% Non
	Nonaccrual	Past Due	Loans	Performing	Performing	Specific
	Total	and Accruing	(Accruing)	Loans	Loans	Allocation
Homebuilder	$49,708	$—	$2,250	$51,958	54.8%	$4,255
Commercial	12,123	—	—	12,123	12.8%	1,567
Land	25,283	—	—	25,283	26.7%	—
Other	5,406	—	—	5,406	5.7%	623
	$92,520	$—	$2,250	$94,770	100%	$6,445

The Company’s second largest category of nonperforming loans was commercial real estate and represented $40.4 million, or 21.3%, of the nonperforming loan portfolio. This was an increase of $28.5 million, from $11.9 million at December 31, 2008 and compares to $351,000 at December 31, 2007. Within this segment, 66.8% consisted of non-owner-occupied properties that had cash flows that were insufficient to support the credit and the majority of this exposure was related to retail strip mall operations. Another 21.9% of this segment consisted of owner-occupied properties that the Bank deems to be of a special-purpose nature. As of December 31, 2009, the majority of this owner-occupied/special purpose sector consisted of loans to restaurant/banquet facilities whose operations have been adversely affected by the downturn in the economy. Management is administering a variety of workout strategies with these borrowers. Management estimated that a specific loss allocation of $4.0 million was adequate coverage on the non-owner-occupied and owner-occupied/special purpose categories. The remaining nonperforming commercial real estate loans were owner occupied, general purpose properties totaling $4.6 million, or 2.4%, of nonperforming loan total. Management estimated that a specific loss allocation of $241,000 was sufficient coverage for that grouping.

Nonperforming residential investor loans consist of multi-family and one to four family properties that totaled $26.4 million and accounted for 13.9% of the nonperforming loan total, which was an increase of $3.5 million, from $22.9 million at December 31, 2008, and compares to $1.2 million at December 31, 2007. The activity in this segment included a $14.2 million reduction related to a single borrower whose properties were transferred to OREO, but was largely offset by the addition of a new loan of $10.8 million that was added during the fourth quarter of 2009. This credit relates to a property whose original occupancy plan was not successful. While the borrower was able to shift to an alternate strategy to achieve full occupancy, the transition resulted in a lower

Management’s Discussion – continued

lease rate. The borrower had been supplementing the cash flow shortfall with funds from other sources, but was unable to continue with that level of support. As a result, the credit was renegotiated into two notes, which included a $7.0 million loan that is supported by the underlying cash flows and a second $3.8 million note with a full loan loss allocation. The entire $10.8 million credit was placed in nonaccrual status at December 31, 2009. Approximately 11.7% of the Company’s single-family investor loans and 8.5% of the multi-family investor loans, of which approximately 89.3% is attributable to the single $10.8 million borrower just described, were nonperforming as of December 31, 2009.

Within the one to four family investor segment, a single relationship accounted for $4.9 million, or 19.8%, of the nonperforming loans in the residential investor category. This credit is secured by forty single-family homes. These homes were substantially rented with few vacancies in 2009, but the cash flow has been insufficient to fully support the contractual repayment terms of the loans. Management entered into a forbearance agreement with this borrower and as a result, this credit relationship was categorized as a troubled debt restructuring within the nonaccrual portfolio. Under the terms of the forbearance agreement, a cash collateral arrangement has been established whereby the Bank collects all rental receipts, and the net cash flow after expenses is retained and applied to the loan on a monthly basis. This net cash flow has been sufficient to provide for principal reductions and management estimated that no loss allocation was required based upon recently obtained appraisals.

Other residential investment loans totaling $9.4 million were nonperforming and were comprised of several different borrower relationships, the largest of which is $1.5 million. The Bank has deployed a variety of work out methods related to these credits and management estimated that a specific allocation of $182,000 would be sufficient loss coverage.

Nonperforming residential loans to individuals totaled $23.5 million, which was approximately 12.4% of the Company’s total owner occupied residential portfolio, and 12.4% of the nonperforming loan total as of December 31, 2009. This was an increase of $17.1 million from $6.4 million at December 31, 2008 and compares to $1.2 million at December 31, 2007. Approximately $12.0 million of this segment was considered to be restructured at December 31, 2009. Restructured loans include credits where the borrower’s income source has been impaired and the Company has made a concession to temporarily reduce payments and/or interest rates. Of this amount, $10.0 million was still accruing interest. Most of the loans within the $13.3 million of the residential portfolio that were in nonaccrual status at December 31, 2009 were in various stages of foreclosure. Management estimated that a specific allocation of $1.1 million would be sufficient loss exposure coverage for this segment.

Farmland and other agricultural loans totaling $1.8 million made up approximately 1.0% of the nonperforming loan total at December 31, 2009, and about 2.7% of that category was nonperforming. This is an increase of $1.7 million from $77,000 at December 31, 2008. Within this small nonperforming category, loans to a family of farm borrowers who operate as a single enterprise made up the majority of that amount in 2009. That borrower made a $300,000 payment on December 31, 2009. Management estimated that an allocation of $39,000 would be sufficient loss exposure coverage in this segment.

Troubled Debt Restructurings (“TDR”) represented an increasing portion of the nonperforming loan portfolio in 2009 and consisted of loans still accruing interest totaling $14.2 million, and nonaccrual loans totaling $31.6 million as of December 31, 2009. The accruing TDR loans included forty-eight residential mortgage loans totaling $10.0 million, which were modified to allow for impairment of income. These changes in circumstances included job loss or subsequent under-employment that were believed to be temporary at the time of restructuring. The Bank’s general arrangement in these cases was to allow these borrowers a reduced rate and to make payments on an interest-only basis for up to six months. A second six-month period may be allowed if the borrower performs satisfactorily in the first term. Because management did not experience significant TDR volume until the second half of the year, the success of this approach has not yet been determined. The performance history of these loans in the period prior to restructure was considered by management in making this designation.

Nonaccrual TDR loans included residential mortgages that entered into forbearance after they were already in nonaccrual status, or otherwise failed to perform while in forbearance. Because the Bank had no subprime or option-feature mortgages in its portfolio, the Bank has had no defaults attributable to escalating payments and a borrower’s subsequent inability to pay higher amounts under such terms. Many of the other loans designated as nonaccrual TDR loans are larger and more complex and have not had a long enough performance period for management to determine the efficacy of the specific restructured terms. Management will continue to consider such modifications if results lead management to believe that losses can be reduced or previously charged-off loans can be recovered.

The ratio of the allowance for loan losses to nonperforming loans was 34.0% as of December 31, 2009 as compared to 38.0%, and 282.0%, at December 31, 2008 and 2007, respectively. While this ratio decreased as compared to December 31, 2008, management believed the allowance coverage was sufficient due to the estimated loss potential, which was further reduced with the 2009 charge-off activity. Management determined the amount to provide in the allowance for loan losses based upon a number of factors, including loan growth or contraction, the quality, and composition of the loan portfolio and loan loss experience. The latter item was also weighted more heavily based upon recent loss experience. Management created a higher risk construction and development (“C & D”) pool for developers and estimated a higher loss factor at the end of 2008. This segmentation was designed to better estimate the credit valuation risk in this segment. Management reviewed the performance of this pool and adjusted the population and the related factor throughout the year also taking into account the adverse market trends in collateral valuation. Even though management estimated that the reduced size of the pool of credits subject to this factor, and the amount of the projected probable remaining exposure had been

Management’s Discussion – continued

reduced because many adverse credits had been designated as nonperforming and assigned a specific allocation estimate during the year, management maintained a higher risk factor for the C & D pool at December 31, 2009. Management also assigned a higher qualitative risk factor for segments of the commercial real estate portfolio in the second quarter of 2009, and incrementally increased that factor in the third quarter whereas that factor was reduced somewhat at December 31, 2009, but remained significantly higher than the general pooled factor at December 31, 2008. Management revised that factor downwards because credits that migrated out of that pool to nonperforming status at September 30, 2009, exhibited worse characteristics on average than the credits that remained or migrated into the pool in the fourth quarter of 2009. The above changes in estimates were made by management to be consistent with observable trends within both the loan portfolio segments and in conjunction with market conditions. These environmental factors are evaluated on an ongoing basis and are included in the assessment of the adequacy of the allowance for loan losses. When measured as a percentage of loans outstanding, the allowance for loan losses increased to 3.13% at December 31, 2009, from 1.82% at December 31, 2008 and compares to 0.89% at December 31, 2007. In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that actual losses will not exceed the estimated amounts in the future.

The allowance for loan losses consists of three components: (i) specific allocations established for losses resulting from an analysis developed through reviews of individual loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loss experience for each loan category; and (iii) reserves based on general current economic conditions as well as specific economic and other factors believed to be relevant to the Company’s loan portfolio. Management evaluates the sufficiency of the allowance for loan losses based on the combined total of each of these components. The components of the allowance for loan losses represent an estimation performed pursuant to Statement of Financial Accounting Standard (“SFAS”) 5, Accounting for Contingencies (now known as ASC 450), and SFAS 114, Accounting by Creditors for Impairment of a Loan (now known as ASC 310-10-35); and SFAS 118 “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” (now known as ASC 310-10-35), which amended several provisions of SFAS 114.

Specific allocations

Management reviews on at least a quarterly basis certain loans on nonaccrual, loans over 90 days past due, troubled debt restructurings or any loans considered doubtful or loss. The individual loan officers analyze these loans with the results reported to the Loan Review Committee on a Credit Management Report. From that report, management determines the amount of specific allocations by reviewing, on a credit-by-credit basis, all loans considered impaired under SFAS 114 as amended by SFAS 118 as well as all problem and watch loans. A loan is considered impaired when, based on current information and events, it is probable that a creditor may be unable to collect all contractual principal or interest due according to the original terms of the agreement.

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

Specific allocations are discussed at the quarterly watch list meeting. The First Vice President of Loan Review chairs this meeting. The committee consists of the Company’s President, the Bank’s President and Chief Operating Officer, Regional Senior Vice Presidents, the Company’s Executive Vice President of Credit & Chief Risk Officer, the Executive Vice President of Strategic Development and other senior lenders who serve as members of the loan committee.

As of December 31, 2009, the Company had a total of $175.0 million in nonaccrual loans, of which eighty-six nonaccrual loans totaling $77.6 million had a specific allocation of $16.2 million. The Company had $14.2 million of restructured loans still accruing, of which forty-two restructured loans still accruing totaling $9.7 million had a specific allocation of $93,000. As of December 31, 2008, the Company had a total of $106.5 million in nonaccrual loans, of which fifty seven nonaccrual loans totaling $75.6 million had a specific allocation of $15.2 million. The Company also had two past due loans totaling approximately $2.0 million, which had a specific allocation estimate of $140,000 included in the allowance at December 31, 2008. Impaired loans at December 31, 2009, 2008, and 2007 were $189.1 million, $108.6 million, and $30.0 million, respectively.

Historical reserves and management allocations

The component of the allowance for loan losses based on historical loan loss experience is determined using historical charge-off data for the last five years, with more weight placed on the most recent years. This calculation is done monthly and refined quarterly. Management considers a variety of factors to determine the appropriate level of allowance for inherent loan losses including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio. All factors are considered on a quarterly basis and are adjusted when appropriate. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based on their judgments about information available to them at the time of their examination.

Management’s Discussion – continued

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

The analysis of these factors involves a high degree of judgment by management. Because of the imprecision surrounding these factors, the bank estimates a range of inherent losses and maintains a general allowance that is not allocated to a specific category. Changes in the allowance for loan losses are detailed in Note 6 on the consolidated financial statements of this report.

Noninterest income

Noninterest income was $43.0 million for the year 2009, an increase of $7.8 million, or 22.1%, as compared to 2008. The increase in noninterest income in 2009 was primarily the result of increased income from mortgage banking operations and realized gains on sales of securities. Noninterest income was $35.3 million for 2008, an increase of $3.4 million, or 10.7%, as compared to 2007.

Trust income was $7.7 million in 2009, a decrease of $318,000, or 3.9%, from 2008 due principally to decreased volume in estate administration activity coupled with a decrease in assets under management as a result of the general decline in asset values that started in the second half of 2008 and continued into 2009. Discretionary assets under management were $906.0 million, $924.8 million, and $1.06 billion at December 31, 2009, 2008, and 2007, respectively. Trust income was $8.1 million in 2008, a decrease of $605,000, or 7.0%, from $8.7 million in 2007. Trust income decreased generally in 2008 due to decreased volumes in both assets under management and estate administration activities.

Service charges on deposits were $8.8 million in 2009, a decrease of $539,000, or 5.8%, from $9.3 million in 2008, and the primary source of the decrease was from consumer bounce protection fees as usage decreased although increases in commercial checking account service charges partially offset that trend. The generally lower interest rate environment in 2009 continued to reduce commercial earnings credits and increased net fee income in this category. Service charges on deposits were $9.3 million in 2008, an increase of $758,000, or 8.9%, from $8.6 million in 2007, primarily due to increased volumes from commercial overdraft and account service charges. The latter item also increased in part due to the reduced commercial earnings credits that resulted from a lower interest rate environment that started in 2008, although fee structures were also changed in that year.

The mortgage operations unit increased banking income by $4.5 million, or 61.3%, from $7.3 million in the year ended December 31, 2008 to $11.8 million for the same period in 2009. The volume of loans sold increased as a result of a reduced number of competitors as well as product offering changes made by management to meet client needs and changing investor requirements as markets changed. Mortgage rates also remained attractive to customers throughout 2009, which also bolstered sales activity. Mortgage banking income, including net gain on sales of mortgage loans, secondary market fees, and servicing income was $5.6 million in 2007. Loans sold, including gains on sale, totaled $493.4 million in 2009, $318.7 million in 2008, and $232.4 million in 2007. Originations in 2008 increased as mortgage rates decreased, which spurred an increase in refinancing activity in that year.

Net realized gains on securities totaled $3.8 million in 2009 as compared to $1.9 million for the year ended December 31, 2008 and $674,000 at December 31, 2007. Bank owned life insurance (“BOLI”) income increased $815,000, or 132.3%, to $1.4 million in 2009, as compared to $616,000 in 2008. In 2008, the cash surrender value of BOLI decreased in comparison to 2007 as a result of realized losses on the underlying insurance investments as well as generally lower investment rates on that portfolio. The investment rates of return on the BOLI portfolio stabilized in 2009 due in part to a rebalancing of that portfolio. BOLI income in 2007 was $2.0 million. Interchange income from debit card usage continued to increase in 2009 as customers continued to respond favorably to rewards programs and continued to show a preference for this payment method. Interchange income from debit card usage was $2.5 million, $2.4 million, and $2.0 million, respectively in 2009, 2008, and 2007.

The 2009 net gains on interest rate swap activity with customers included fee income of $1.3 million offset by credit risk valuation expense of $285,000 on the estimated aggregate swap position exposure at December 31, 2009. This compared to partial year swap fee income of $556,000 in 2008, which was the first year this product was offered to clients. The net gain on disposition of OREO in 2009 was $893,000 as the Bank successfully sold some real estate at prices in excess of estimated fair market value, whereas there were losses of $13,000, and $15,000, in 2008 and 2007, respectively. The 2009 net gains resulted from management’s successful efforts to dispose of OREO as it remained focused upon reducing nonperforming assets. Other noninterest income was $5.1 million in 2009, which was a decrease of $86,000, or 1.67%, as compared to 2008. Even though automatic teller machine surcharge and interchange fees increased, decreases in fee income from brokerage activities and letters of credit more than outpaced that growth. Other noninterest income totaled $5.2 million in 2008, which was an $845,000 increase from the $4.3 million recorded in 2007. Some of the larger sources of increase in the other income category in 2008 were credit card processing fees, automatic teller machine surcharge and interchange fees and letter of credit fees.

Management’s Discussion – continued

Noninterest expense

Noninterest expense was $144.6 million during the year 2009, an increase of $64.3 million, or 80.1%, from $80.3 million in 2008, but that increase included the second quarter nonrecurring goodwill impairment charge of $57.6 million. Noninterest expense totaled $66.5 million in 2007. Salaries and benefits expense was $39.6 million during the twelve months ended December 31, 2009, a decrease of $4.9, or 11.1%, from $44.5 million for 2008, which had included the addition of 57 full time equivalent (“FTE”) employees from Heritage. In 2009, management made the decision to delay filling open positions and a reduction in force was completed late in the first quarter. That initiative, combined with the prior elimination of management bonuses and profit sharing contributions, substantially resulted in the 2009 reduction in employee related expenses. Salaries and benefits were $38.1 million in 2007. The FTE employee count was 572.0, 617.5, and 540.6, respectively for the years ended December 31, 2009, 2008 and 2007. Net occupancy expense increased $65,000, or 1.1%, from the year 2008 to 2009. The increase for 2009 was due primarily to a $125,000 second quarter charge for leasehold termination, $114,000 in accelerated leasehold improvement and depreciation costs was taken in the third quarter and an additional $88,000 in prepayment penalties and other costs was taken in the fourth quarter of 2009 for the three branches that were closed in the second half of the year. In 2008, net occupancy expenses increased $623,000, or 11.6%, from the $5.4 million incurred in 2007, and that increase was largely attributable to the addition of the five Heritage retail locations that were acquired in February 2008. Furniture and equipment expense totaled $6.9 million in both 2009 and 2008, although there was a slight increase of $79,000, or 1.2%, in 2009, and that increase was largely due to increased depreciation costs. Furniture and equipment expense increased $435,000 in 2008 from the $6.4 million that was incurred in 2007. That increase also related to the increased expenses from the acquired branch locations although there was also $294,000 in one-time conversion costs related to that same event.

The Federal Deposit Insurance Corporation (“FDIC”) costs increased $3.9 million, or 267.7%, from $1.5 million in 2008 to $5.4 million in 2009. These premium expenses are risk adjusted and generally increased industry wide and, in the second quarter of 2009, the FDIC levied an additional special assessment of $1.2 million. It is possible that there will be additional increases in 2010. In addition to that assessment and an increase in insurance rates, the Bank elected to participate in the FDIC’s Temporary Liquidity Guarantee Program, through which all non-interest bearing transaction accounts are fully guaranteed, as are NOW accounts earning less than 0.5% interest, and that election also caused an increase in the assessment. That program is currently set to expire as of June 30, 2010. Additionally, in response to the crisis affecting the U.S. banking system and financial markets, the U.S. Congress passed, and the President signed into law, the Emergency Economic Stabilization Act of 2008 (the “Stabilization Act”). This Act authorized the Secretary of the Treasury and the FDIC to implement various temporary emergency programs to improve confidence in the financial system. As a result of all the above events, including the Company’s decision to opt into the extended deposit insurance programs described previously, the FDIC deposit insurance premium was $1.5 million in 2008 as compared to nothing in 2007. Another major factor in the 2008 increase was the expiration of available FDIC insurance credits that expired in 2007. This premium amount also included the estimated cost to increase the amount of insurance coverage on deposit accounts held at Old Second National Bank generally, from $100,000 to $250,000 as well as providing the unlimited coverage on certain zero and low interest transaction accounts as described above. Expanded disclosures related to deposit insurance coverage are available at the FDIC website as well as the retail offices of the Bank. The increased coverage was effective during the period from October 3, 2008 through December 31, 2009 and is currently set to expire on June 30, 2010. Amortization of core deposit and other intangible assets from the February 2008 Heritage acquisition totaled $1.1 million in 2008, as compared to $1.2 million for the year ended December 31, 2009.

Advertising expense decreased by $757,000, or 37.6% to $1.2 million, for the year ended December 31, 2009 as compared to 2008 as management emphasized discretionary expense controls and decreased sponsorship, specialty advertising, direct mail and other related costs. Advertising expenses were $2.0 million in 2008 as compared to $1.6 million in 2007. This was due to the increase in 2008 marketing initiatives, which included $29,000 in onetime acquisition costs as well increased direct mail costs, a grand opening celebration for a new location and a general increase in the sponsorship of local community events. OREO expenses were $8.8 million, $84,000 and $8,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The 2009 expense total increased in accordance with the increases in OREO balances, and the largest line item categories were valuation adjustments, insurance and real estate taxes and professional fees totaling $5.8 million, $1.7 million and $480,000 respectively.

Other expenses were $17.8 million in the year ended December 31, 2009, a decrease of $444,000, or 2.4%, from $18.3 million, in 2008. Even though the Company had higher legal and consulting fees of $1.0 million in 2009, those expenses were more than offset by reducing supplies and other employee related expenses such as meals and entertainment, sales incentives, mileage costs, conferences, recruitment, travel and other related items. Other expenses totaled $15.0 million in 2007. Other expenses increased in 2008 in part due to $512,000 in net mortgage servicing rights impairment that was recognized in that year as compared to a $63,000 net recovery that was recorded in 2007. Annual expenses related to loan valuation and collection related activity, debit card processing costs, correspondent bank fees, general insurance, mortgage servicing rights impairment, and legal fees increased in 2008 as compared to 2007. Correspondent bank fees also increased through much of 2009 as the earnings credits declined with the general decline in market interest rates.

Income taxes

An income tax benefit of $45.6 million was recorded in the year ended December 31, 2009 as compared to $2.3 million in expense in the same period of 2008. During the twelve-month period ended December 31, 2009, the Company’s taxable income significantly decreased compared to the same periods in 2008, primarily due to the results of our operations during

Management’s Discussion – continued

2009. Also discussed in more detail below, as of January 1, 2009, Illinois tax law changed the deductibility of real estate investment trust (“REIT”) dividends, which increased the effective rate for state taxes. Additionally, as discussed in Note 13 to the consolidated financial statements of this annual report, the portion of the goodwill intangible asset charge that was attributable to the acquisition of Heritage Bank is tax deductible and has an associated $22.0 million tax benefit. Although not anticipated, there can be no guarantee that a valuation allowance against the resultant deferred tax asset will not be necessary in future periods. The Company’s provision for Federal and State of Illinois income taxes totaled $8.8 million in 2007. The effective income tax rates for the years ended December 31, 2009, 2008, and 2007 were 41.0%, 16.4%, and 26.9%, respectively.

With the lower level of earnings in 2008, the portion of earnings that was taxable declined significantly in comparison to 2007. There were also changes in the state tax structure in 2008 as compared to 2007. Under the revised tax law, Old Second Management, LLC (“OSM”), an investment subsidiary of the Bank, no longer qualified as an excluded company and its receipts required inclusion in the unitary tax return. This change was offset somewhat by a decline in the apportionment factor in 2008 as compared to 2007.

The above Illinois tax law revision also changed the deductibility of REIT dividends beginning January 1, 2009, which eliminated the recognition of a substantial portion of the tax benefits related to this ownership structure. OSM owned 100% of the common stock of a REIT, which held fixed and variable rate real estate loans that were previously held by the Bank subsidiary. The general decrease in market and loan portfolio interest rates lowered the amount of interest income generated by the REIT in 2008, as did a decrease in the loan balances and an increase in provision expense recognized by that subsidiary as compared to 2007. In addition to providing income tax benefits, which had lowered the effective tax rate through 2008, the REIT ownership structure had also provided the Company with a vehicle for raising future capital. With the decline in real estate related assets and markets, this ownership structure no longer offered that benefit, and the REIT and its parent company OSM were dissolved into the Bank as of December 31, 2009.

Financial condition

Total assets were $2.60 billion as of December 31, 2009, a decrease of $387.9 million, or 13.0%, from $2.98 billion as of December 31, 2008. Loans decreased by $208.3 million as demand from qualified borrowers continued to decline and collateral that previously secured loans moved to OREO. The second largest asset category decrease was a $176.2 million, or 43.5%, decrease in the long-term securities that were available-for-sale. In addition to experiencing a high rate of securities being called due to the declining interest rate environment experienced in the first quarter, the Company also sold bonds and recognized a net realized securities gain of $3.8 million in the twelve months ended December 31, 2009. Management decreased the levels of securities held in 2009, and as discussed below, also decreased the level of brokered certificates of deposit and other short term borrowings at the same time. The third largest asset reduction category was goodwill, which was deemed to be impaired at June 30, 2009, and a noncash charge of $57.6 million was taken at that time. That charge, coupled with a $1.4 million adjustment to goodwill in the first quarter of 2009 eliminated goodwill from the consolidated balance sheet. There was also a significant category shift within cash and cash equivalents at December 31, 2009 as compared to 2008. These changes were primarily in the area of cash and due from banks, which decreased $29.3 million, while interest-bearing balances with financial institutions increased $23.7 million in the same period. While there is generally a high degree of variance in cash equivalent balances because of the dynamic nature of daily cash payments and receipts, management retained higher balances with the Federal Reserve Bank in 2009 in response to their decision to pay interest of 0.25% on excess reserves. Total deposits were $2.21 billion as of December 31, 2009 a decrease of $180.9 million, or 7.6%, from $2.39 billion as of December 31, 2008. The second largest change in funding, however, was a decrease in other short-term borrowing, primarily Federal Home Loan Bank advances of $114.4 million, or 67.5%, during 2009. Securities sold under repurchase agreements, federal funds purchased, and notes payable also decreased by $28.0 million, or 60.4%, $28.9 million, or 100%, and $22.7 million, or 97.8%, respectively at December 31, 2009, as compared to the obligations held at December 31, 2008.

Investments

Securities available-for-sale decreased $160.1 million during 2009, from $406.4 million as of December 31, 2008, to $246.2 million as of December 31, 2009. At December 31, 2009, U.S. government agency securities and mortgage-backed agency securities were $84.5 million and $42.8 million, respectively. The Company decreased its position in agency securities by $11.9 million, or 12.4%, as of December 31, 2009, while it simultaneously decreased mortgage-backed agency securities by $44.5 million, or 51.0%. U.S. government agency securities comprised 34.3% of the portfolio as of December 31, 2009, and 23.7% of the portfolio as of December 31, 2008 whereas the mortgage-backed agency securities represented 17.4% and 21.5% of the investment portfolio as of the same dates. As of December 31, 2009, the Company held $23.2 million in collateralized mortgage obligations versus $59.3 million at December 31, 2008. The largest dollar investment category decreases were in United States government agency mortgage-backed, state & political subdivision, and collateralized mortgage-backed securities, respectively. The decreases in the mortgage-backed securities were due to the increased volume of called securities and mortgage pass-through payments received in a declining rate environment as well as some sales in the second quarter of 2009. At December 31, 2009, state and political subdivision securities totaled $83.3 million, a decrease of $68.3 million, or 45.0%, from $151.6 million at December 31, 2008. That decrease in volume was due to maturities and calls on those securities as well as some sales in the fourth quarter of 2009 as management reconfigured the portfolio to emphasize taxable income. State and political subdivision securities comprised 33.8% of the portfolio as of December 31, 2009, compared to 37.3% of the portfolio as of December 31, 2008. At December 31, 2009, U.S. Treasury Securities were $1.5 million, a decrease of $45,000, or 2.87%, from $1.6 million at December 31, 2008, primarily

Management’s Discussion – continued

due to security sales. Collateralized debt obligations (“CDO”) increased slightly in 2009 to $10.9 at December 31, 2009 from $10.3 million at December 31, 2008. In the case of the CDO fair value measurement, management included a risk premium adjustment to reflect an estimated amount that a market participant would demand because of uncertainty in cash flows. A detailed discussion of the market activity and the valuation of the CDO securities are discussed in Note 4 and Note 22, respectively, of these consolidated financial statements. As mentioned below in the Liquidity section, the cash flows from the security calls, prepayments, maturities and sales were generally offset by a decrease in funding in the other short-term borrowings. The net unrealized losses in the portfolio were $2.7 million at December 31, 2009 as compared to net unrealized losses of $3.4 million as of December 31, 2008, primarily due to changes in interest rates at December 31, 2009.

Loans

Total loans were $2.06 billion as of December 31, 2009, a decrease of $208.3 million, or 9.2%, from $2.27 billion as of December 31, 2008. The lack of demand from qualified borrowers through that year hindered growth in the loan portfolio. As discussed in the loan loss provision section above, management continued to emphasize loan portfolio quality in 2009 and as a result $73.4 million of net loan charge-offs were recorded in 2009 as compared to $8.9 million in 2008. The largest overall category decrease was in real estate construction loans, which decreased $90.3 million, or 24.2%, since December 31, 2008. The residential real estate and commercial and industrial loan sector decreased $57.3 million, or 8.2%, and $36.8 million, or 15.1% respectively, since December 31, 2008.

The loan portfolio generally reflects the profile of the communities in which the Company operates, and the local economy has been affected by the overall decline in economic conditions that has been experienced nationwide. The adverse economic conditions have adversely affected financial markets generally, and real estate related activity including valuations have been especially distressed. Because the Company is located in a growth corridor with significant open space, real estate lending (including commercial, residential, and construction) has been and continues to be a sizeable portion of the portfolio. These categories comprised 89.3% of the portfolio as of December 31, 2009 compared to 88.3% of the portfolio as of December 31, 2008. The real estate commercial loan sector also decreased $4.6 million, or 0.5%, to $925.0 million at December 31, 2009, from $929.6 million at December 31, 2008. The Company is committed to overseeing and managing its loan portfolio to avoid unnecessarily high credit concentrations in accordance with interagency guidance on risk management. Consistent with that commitment, management is updating its asset diversification plan and policy and anticipates that the percentage of real estate lending to the overall portfolio will decrease in the future as result of that process. Installment loans, overdrafts, and lease financing receivables also decreased $9.9 million, or 40.8%, to $14.4 million at December 31, 2009, from $24.3 million at December 31, 2008. Almost all of that decrease was in the installment portfolio and was primarily attributable to decreased demand from qualified borrowers.

The allowance for loan losses was $64.5 million and $41.3 million in 2009 and 2008, respectively. As discussed in the Provision for Loan Losses section above, management concluded that the increase in the amount of nonperforming loans and net charge-offs in 2009 as compared to prior years represented increased risk that warranted higher provisioning. Accordingly, management identified the higher risk loans and created a commercial real estate pool with a higher qualitative factor in 2009. This was similar to the high-risk pool approach taken for the construction and development category at December 31, 2008. The qualitative factor for commercial real estate was also increased in 2009. The risk in the home equity portfolio was also assessed and as a result, that qualitative factor was also increased in 2009 as compared to 2008. These qualitative factors along with increased specific allocations contributed to the increase in the provision for 2009 as compared to 2008.

One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans. The allowance for loan losses as a percentage of total loans was 3.13% as of December 31, 2009, compared to 1.82% as of December 31, 2008. In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that losses will not exceed the estimated amounts in the future.

Management, along with many other financial institutions, remains cautious about the current economic environment and outlook including the relatively high levels of unemployment. Furthermore, the sustained slowdown in the real estate market could continue to erode consumer confidence and adversely affect collateral values. These events adversely affect cash flows generally for both commercial and individual borrowers, and as a result, the Company could continue to experience increases in problem assets, delinquencies, and losses on loans in future periods.

Other Assets

OREO increased $25.0 million from $15.2 million at December 31, 2008, to $40.2 million at December 31, 2009. In the fourth quarter of 2009, management successfully converted collateral securing problem loans to properties ready for disposition in the net amount of $25.2 million. Additions were offset by $8.7 million in dispositions that generated net gains on sale of $431,000 and $874,000 in additional write-downs. The Bank added 107 properties to OREO during the fourth quarter, which brought the total OREO holdings to 142 properties after deducting 14 property sales that occurred during the period. These OREO properties consisted of different types, including 104 single-family residences with an estimated realizable market value of $13.1 million, 14 nonfarm, nonresidential properties with an estimated value of $14.1 million, a number of lots zoned for residential construction with an estimated realizable market value of $3.6 million, and five parcels of vacant acreage suitable for either farming or development with an estimated value of $3.2 million. OREO also includes a multiuse development property the Bank acquired in December 2008 in satisfaction of the outstanding debt. During 2009, this project had included construction and sale of townhomes, which were completed and sold in the fourth quarter of 2009. Just prior to disposition, the value added to the townhome

Management’s Discussion – continued

development totaled $2.5 million, which was more than offset by $5.2 million in townhome sales proceeds that resulted in net gains on sale of $558,000. After the completion of the townhome sales, the remaining land had an estimated realizable value of $6.2 million, and was comprised of lots zoned for condominiums and retail activity. Details related to the activity in the OREO portfolio for the periods presented is itemized in the following table:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Other real estate owned
Beginning balance	$24,492	$925	$15,212	$—
Property additions	25,122	14,287	42,390	15,820
Development improvements	113	—	2,467	—
Less:
Property Disposals	8,653	—	14,201	608
Period valuation adjustments	874	—	5,668	—
Other real estate owned	$40,200	$15,212	$40,200	$15,212

Goodwill is reviewed for potential impairment on an annual basis, or more often, if events or circumstances indicate that there may be impairment, in accordance with accounting guidance related to the impairment or disposal of long-lived assets. Goodwill was tested for impairment at the reporting unit level and at June 30, 2009 and a total impairment loss of $57.6 million was recorded as discussed in the results of operation above. Goodwill and core deposit and other intangible assets related to Heritage were $56.9 million and $8.9 million at acquisition. Additional information related to the goodwill impairment and other intangible assets is found in Note 9 of the consolidated financial statements included in this annual report.

Liquidity

Total deposits decreased $180.9 million, or 7.6%, during the year ended December 31, 2009, to close at $2.21 billion as of December 31, 2009. The category of deposits that declined the most in 2009 was certificates of deposit, which decreased $236.4 million, or 20.7%, primarily due to a change in pricing strategy that required customers to have a core deposit relationship with the Bank to receive a higher rate. The Company also decreased the level of brokered certificates of deposit in the same period from $102.4 million at December 31, 2008 to $61.8 million at December 31, 2009. Money market deposit accounts also decreased by $150.8 million, from $543.3 million to $392.5 million during the year. These decreases were offset by growth in NOW deposits of $147.9 million, or 53.8%, and this account type offers the additional benefit of unlimited check writing capabilities, whereas transactions on money market accounts are limited by federal regulations. In some cases, the NOW account also offered higher levels of insurance coverage in accordance with the expanded FDIC coverage rules. Savings deposits also grew $68.3 million, or 62.1%, during 2009. As noted previously, the Company opted to participate in the expanded FDIC insurance coverage program which became available in November 2008 and is set to expire in June 30, 2010. The average cost of interest bearing deposits decreased from 2.31% in the fourth quarter of 2008 to 1.55%, or 76 basis points, in the fourth quarter of 2009. Likewise, the average cost of interest bearing liabilities decreased from 2.34% in the fourth quarter of 2008 to 1.70% in the fourth quarter of 2009, or 64 basis points.

The Company entered into a $75.5 million credit facility with LaSalle Bank National Association (now Bank of America) in the first quarter of 2008. Part of that credit facility replaced a $30.0 million revolving line of credit facility previously held between the Company and Marshall & Ilsley Bank. The $75.5 million credit facility obtained in 2008 was comprised of a $30.5 million senior debt facility, which included the $30.0 million revolving line described above, and $500,000 in term debt as well as $45.0 million of subordinated debt. The proceeds of the $45.0 million of subordinated debt were used to finance the acquisition of Heritage, including transaction costs and qualified as Tier 2 capital. The Company reduced the amount outstanding on the Bank of America senior line of credit by $17.6 million in the first half of 2009, and as of December 31, 2009, the Company had no principal outstanding on the revolving line, $500,000 in principal outstanding in term debt, and $45.0 million in principal outstanding in subordinated debt. The term debt is secured by all of the outstanding capital stock of the Bank. The Company was out of compliance with two of the financial covenants of this credit facility at December 31, 2009 as compared to one covenant breach at December 31, 2008. As a result, the lender provided notice to the Company in 2009 that it would not extend additional credit or make additional disbursements on behalf of the Company. In November 2009, the lender also notified the Company that it was invoking the default rate, which resulted in $4,300 in additional interest expense on the $500,000 term debt that was outstanding at December 31, 2009. The lender’s agreement does not provide the lender with any rights of acceleration or other remedies with regard to the subordinated debt. The Company has made all required interest payments on the outstanding principal amounts on a timely basis. Additional discussion related to the Bank of America credit facility terms are disclosed in Note 12 of the consolidated financial statements included in this annual report.

Management’s Discussion – continued

Other major borrowing category changes from December 31, 2008 included a decrease of $114.4 million, or 67.5%, in other short-term borrowings. As previously disclosed, this consisted primarily of FHLB advances and this funding source was decreased in tandem with the decrease in securities available for sale.

Capital

Total stockholders’ equity increased $4.1 million, or 2.1%, to $197.2 million during 2009, from $193.1 million as of December 31, 2008. A net loss available to common shareholders of $69.9 million, which included preferred dividends and accretion of $4.3 million, combined with a common dividend payment of $1.4 million, decreased retained earnings to $141.8 million as of December 31, 2009. In the same year, a $518,000 reduction in the unrealized securities and cash flow hedge loss positions net of tax reduced the accumulated other comprehensive loss to $1.6 million from $2.1 million at December 31, 2008, which increased stockholders’ equity. In 2008 retained earnings increased by net income of $11.8 million, less common dividends of $8.7 million, which increased retained earnings to $213.0 million as of December 31, 2008.

As further discussed above and Note 24 of the consolidated financial statements of this annual report, the Treasury completed its investment in the Company in January 2009 and these proceeds qualified as Tier 1 capital, as of December 31, 2009. The Series B fixed rate cumulative perpetual preferred stock and warrants to purchase common stock of the Company that were issued increased stockholders’ equity by $69.0 million and $4.8 million, respectively, at December 31, 2009. The fair value ascribed to the warrants is included as part of additional paid-in capital.

Treasury share repurchase activity decreased in 2009 as compared to 2008. The Company is limited in its ability to repurchase shares in the future because of restrictions imposed by Treasury as a result of the Company’s participation in the CPP, and such repurchases were limited to amounts associated with the tax liability incurred with the vesting of stock awards under the preexisting equity incentive plan. The Company repurchased 932 shares in 2009, resulting in an increase in treasury stock to 4,549,379 shares as of December 31, 2009. The repurchase of these shares increased treasury stock by $5,000 or less than 0.01% at December 31, 2009. The Company had repurchased 2,968 shares in 2008, resulting in an increase in treasury stock to 4,548,447 shares as of December 31, 2008. The repurchase of these shares increased treasury stock by $41,000, or less than 0.1%, to $94.8 million at December 31, 2008. Treasury stock repurchased decreases stockholders’ equity, but also increases earnings per share by reducing the number of shares outstanding. Return on average equity was (27.92%), 6.03%, and 16.13% in 2009, 2008, and 2007, respectively.

The exercise of stock options, related tax benefit, and stock-based compensation expense contributed $1.1 million and $1.2 million to stockholders’ equity in 2009 and 2008, respectively. Additionally, the Company issued 1,563,636 shares of Company stock valued at $27.50 per share to consummate the acquisition of Heritage on February 8, 2008 and this issuance contributed $43.0 million to stockholders’ equity in 2008.

The Company completed a sale of $31.6 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I (Nasdaq: OSBCP), in July 2003. The trust preferred securities remain outstanding for a 30-year term, but subject to regulatory approval, they can be called in whole or in part at the Company’s discretion after an initial five-year period, which has since passed. The Company does not currently intend on seeking regulatory approval to call these securities. Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements. The Company issued an additional $25.0 million of cumulative trust preferred securities through a private placement completed by its new unconsolidated subsidiary, Old Second Capital Trust II in April 2007. These trust preferred securities also mature in 30 years, but subject to the aforementioned regulatory approval, can be called in whole or in part in 2017. The quarterly cash distributions on the securities are fixed at 6.766% through June 15, 2017 and float at 150 basis points over the British Bankers Association three-month LIBOR rate thereafter. Trust preferred proceeds of $56.6 million are held by outside investors and qualified as Tier 1 regulatory capital as of both December 31, 2009 and December 31, 2008. Additionally, the $45.0 million in subordinated debt that was obtained to finance the February acquisition qualified as Tier 2 regulatory capital as of December 31, 2009 and December 31, 2008.

Bank regulatory agencies have adopted capital standards by which all banks and bank holding companies are evaluated. Those agencies define the basis for these calculations including the prescribed methodology for the calculation of the amount of risk-weighted assets. The risk based capital guidelines were designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks. As of December 31, 2009, the Bank exceeded the general minimum regulatory requirements to be considered “well capitalized” when those ratios are calculated on a consistent basis with the ratios disclosed in the most recent filings with the regulatory agencies. In connection with the current economic environment and the Bank’s level of nonperforming assets, which are higher than its historical averages however, management instituted a capital plan to maintain the Bank’s Tier 1 capital to average assets at above 8.75% and its total capital to risk weighted assets at above 11.25%. Both the Company and Old Second National Bank exceeded those plan thresholds as of both December 31, 2009 and 2008. Additional information regarding capital levels and minimum required levels can be found in Note 19 and Note 24 of the consolidated financial statements included in this annual report. Additional information related to the amount and form of consideration paid to consummate the February 8, 2008 acquisition of Heritage is outlined in Note 2 of the financial statements included in this annual report, whereas information on borrowing related to that transaction is outlined in Note 12 of the consolidated financial statements included in this annual report.

Management’s Discussion – continued

Off-balance sheet arrangements

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The Company has various financial obligations that may require future cash payments. The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by payment date.

	Within	One to	Three to	Over
	One Year	Three Years	Five Years	Five Years	Total
Deposits without a stated maturity	$1,301,855	$—	$—	$—	$1,301,855
Certificates of deposit	554,507	246,442	103,192	281	904,422
Securities sold under repurchase agreements	18,374	—	—	—	18,374
Other short-term borrowings	54,998	—	—	—	54,998
Junior subordinated debentures	—	—	—	58,378	58,378
Subordinated debt	—	—	—	45,000	45,000
Notes payable and other borrowings	—	—	—	500	500
Purchase obligations	584	163	24	—	771
Automatic teller machines (ATM’s) leases	78	108	11	—	197
Operating leases	143	242	164	143	692
Nonqualified voluntary deferred compensation	714	778	403	—	1,895
Total	$1,931,253	$247,733	$103,794	$104,302	$2,387,082

Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology, capital expenditures, and the outsourcing of certain operational activities.

Commitments

The following table details the amounts and expected maturities of significant commitments to extend credit as of December 31, 2009:

	Within	One to	Three to	Over
	One Year	Three Years	Five Years	Five Years	Total
Commitment to extend credit:
Commercial secured by real estate	$24,129	$5,318	$2,578	$3,631	$35,656
Revolving open end residential	8,591	19,902	37,080	84,794	150,367
Other	124,653	3,786	1,206	—	129,645
Financial standby letters of credit (borrowers)	13,688	4,664	35	—	18,387
Performance standby letters of credit (borrowers)	19,207	1,153	—	—	20,360
Commercial letters of credit (borrowers)	866	9,692	—	—	10,558
Total	$191,134	$44,515	$40,899	$88,425	$364,973

In addition to the above obligations and commitments, the Company also has interest rate derivatives that include a risk participation agreement. Details on these interest rate swap agreements are found in Note 23 of the financial statements included in this annual report. Additionally, the Company is responsible for $5.1 million in performance standby letters of credit commitments not associated with commitments to extend credit to borrowers. $2.1 million of that amount relates to properties held in other real estate owned and $3.0 million relates to a pledge to secure bank-operating activities. The $3.0 million performance standby letter of credit was released in January 2010 as it was replaced with a pledge of a renewable one-month maturity certificate of deposit, an additional $831,000 matures within one year, and the remaining $1.3 million matures within a one to three year horizon.

Management’s Discussion – continued

Quantitative and qualitative disclosure about market risk

Liquidity and market risk

Liquidity is the Company’s ability to fund operations, to meet depositor withdrawals, to provide for customer’s credit needs, and to meet maturing obligations and existing commitments. The liquidity of the Company principally depends on cash flows from net operating activities, including pledging requirements, investment in and maturity of assets, changes in balances of deposits and borrowings, and its ability to borrow funds. The Company monitors and tests borrowing capacity as part of its liquidity management process. Additionally, the $73.0 million cash proceeds from the Treasury discussed above is a new source of liquidity that became available to the Company in January 2009. As discussed in Note 1 to the consolidated financial statements, management also decided to dissolve OSM and its REIT subsidiary into the Bank at December 31, 2009. Management assessed that ownership structure and determined it was no longer viable as a capital-raising vehicle. In addition, the dissolution of those entities also made the investment and real estate loan portfolios that had been held by those companies available for pledging as an additional source of future liquidity.

Net cash inflows from operating activities were $30.7 million during 2009, compared with net cash inflows of $41.7 million in 2008. Proceeds from sales of loans held-for-sale, net of funds used to originate loans held-for-sale, was a source of inflow for 2009 and outflow for 2008. Interest received, net of interest paid, combined with changes in provision for loan losses, the noncash goodwill impairment charge and other assets and liabilities were a source of inflow for 2009 and 2008. Management of investing and financing activities, as well as market conditions, determines the level and the stability of net interest cash flows. Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible, as part of the balance sheet management process.

Net cash inflows from investing activities were $284.1 million in 2009, compared to $28.1 million in 2008, which included cash paid for the net assets acquired from Heritage as detailed in the supplemental cash flow information. The cash paid for the 2008 acquisition, net of cash and cash equivalents retained, was $38.8 million. In 2009, securities transactions accounted for a net inflow of $180.1 million, net principal received on loans accounted for net inflows of $92.5 million, and proceeds from the sales of other real estate assets owned accounted for inflows of $15.1 million. In 2008, securities transactions accounted for a net inflow of $190.1 million, and net principal disbursed on loans accounted for net outflows of $117.4 million.

Net cash outflows from financing activities in 2009, were $308.2 million compared with $61.3 million in 2008. Significant cash outflows from financing activities in 2009 included reductions of $180.9 million in deposits and $119.5 million in other short-term borrowings, which consists primarily of Federal Home Loan Bank advances, offset by a $5.1 million reclassification of advances from the long-term category. Repayments of notes payable, net reductions in securities sold under repurchase agreements and federal funds purchased were $19.8 million, $28.0 million and $28.9 million, respectively, during 2009. The largest financing inflow during 2009 was the $73.0 million in total proceeds from the preferred stock and warrants issued to the Treasury in January 2009. The largest financing cash inflows during 2008 were $82.4 million in short-term borrowings and $45.0 million in subordinated debt proceeds that were used to finance the Heritage acquisition. Details related to the financing of the Heritage transaction and other borrowings are provided in Note 12 of the financial statements included in this quarterly report. The largest financing cash outflow in 2008 was the $153.3 million reduction in the federal funds purchased category.

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

The Company manages various market risks in its normal course of operations, including credit, liquidity risk, and interest-rate risk. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company’s business activities and operations. In addition, since the Company does not hold a trading portfolio, it is not exposed to significant market risk from trading activities. The changes in the Company’s interest rate risk exposures from December 31, 2008 are outlined in the table below.

Like most financial institutions, the Company’s net income can be significantly influenced by a variety of external factors, including: overall economic conditions, policies and actions of regulatory authorities, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities other than those that are assumed, early withdrawal of deposits, exercise of call options on borrowings or securities, competition, a general rise or decline in interest rates, changes in the slope of the yield-curve, changes in historical relationships between indices (such as LIBOR and prime), and balance sheet growth or contraction. The Company’s ALCO seeks to manage interest rate risk under a variety of rate environments by structuring the Company’s balance sheet and off-balance sheet positions, which includes interest rate swap derivatives as discussed in Note 23 of the financial statements included in this quarterly report. The risk is monitored and managed within approved policy limits.

The Company utilizes simulation analysis to quantify the impact of various rate scenarios on net interest income. Specific cash flows, repricing characteristics, and embedded options of the assets and liabilities held by the Company are incorporated into the simulation model. Earnings at risk is calculated by comparing the net interest income of a stable interest rate environment to the net interest income of a different interest rate environment in order to determine the percentage change. The Company had less earnings at risk

Management’s Discussion – continued

exposure at December 31, 2009 versus the prior year due, in part, to the balance sheet changes that occurred during the year, such as an overall reduction in the securities portfolio that included the sale of callable bonds and mortgage-related securities. Earnings at risk, as measured at December 31, shows minimal earnings impact for increases or decreases in interest rates. Federal Funds rates and the Bank’s prime rate were stable throughout 2009 at 0.25% and 3.25%, respectively.

The following table summarizes the affect on annual income before income taxes based upon an immediate increase or decrease in interest rates of 50, 100, and 200 basis points and no change in the slope of the yield curve. The 200 basis point section of the table does not show model changes for a basis point decrease of that size due to the low interest rate environment during that two year period:

Analysis of Net Interest Income Sensitivity

	Immediate Changes in Rates
	–200	–100	–50	+50	+100	+200
December 31, 2009
Dollar change	N/A	$125	$112	$83	$101	$263
Percent change	N/A	+0.1%	+0.1%	+0.1%	+0.1%	+0.3%

December 31, 2008
Dollar change	N/A	$(1,951)	$(1,061)	$285	$401	$442
Percent change	N/A	–2.3%	–1.2%	+0.3%	+0.5%	+0.5%

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

Controls and procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009 the Company’s disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Discussion – continued

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
Consolidated Statements
& Notes to Consolidated
Financial Statements

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31, 2009 and 2008
(In thousands, except share data)

	2009	2008
Assets
Cash and due from banks	$36,842	$66,099
Interest bearing deposits with financial institutions	24,500	809
Federal funds sold	1,543	5,497
Short-term securities available-for-sale	16,911	809
Cash and cash equivalents	79,796	73,214
Securities available-for-sale	229,330	405,577
Federal Home Loan Bank and Federal Reserve Bank stock	13,044	13,044
Loans held-for-sale	11,586	23,292
Loans	2,062,826	2,271,114
Less: allowance for loan losses	64,540	41,271
Net loans	1,998,286	2,229,843
Premises and equipment, net	58,406	62,522
Other real estate owned	40,200	15,212
Mortgage servicing rights, net	2,450	1,374
Goodwill, net	—	59,040
Core deposit and other intangible asset, net	6,654	7,821
Bank-owned life insurance (BOLI)	50,185	48,754
Accrued interest and other assets	106,720	44,912
Total assets	$2,596,657	$2,984,605

Liabilities
Deposits:
Non-interest bearing demand	$308,304	$318,092
Interest bearing:
Savings, NOW, and money market	993,551	928,204
Time	904,422	1,140,832
Total deposits	2,206,277	2,387,128
Securities sold under repurchase agreements	18,374	46,345
Federal funds purchased	—	28,900
Other short-term borrowings	54,998	169,383
Junior subordinated debentures	58,378	58,378
Subordinated debt	45,000	45,000
Notes payable and other borrowings	500	23,184
Accrued interest and other liabilities	15,922	33,191
Total liabilities	2,399,449	2,791,509

Commitments and contingencies (see note 18)

Stockholders’ Equity
Preferred stock, $1.00 par value; authorized 300,000 shares; 73,000 issued	69,039	—
Common stock, $1.00 par value; authorized 20,000,000 shares; issued 18,373,296 in 2009 and 18,304,331 in 2008, outstanding 13,823,917 in 2009 and 13,755,884 in 2008	18,373	18,304
Additional paid-in capital	64,431	58,683
Retained earnings	141,774	213,031
Accumulated other comprehensive loss	(1,605)	(2,123)
Treasury stock, at cost, 4,549,379 shares in 2009 and 4,548,447 shares in 2008	(94,804)	(94,799)
Total stockholders’ equity	197,208	193,096
Total liabilities and stockholders’ equity	$2,596,657	$2,984,605

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2009, 2008, and 2007
(In thousands, except share data)

	2009	2008	2007
Interest and dividend income
Loans, including fees	$117,666	$135,335	$131,626
Loans held-for-sale	947	637	666
Securities:
Taxable	8,526	15,745	17,095
Tax-exempt	5,230	5,937	5,747
Dividends from Federal Reserve Bank and Federal Home Loan Bank stock	225	83	239
Federal funds sold	17	146	317
Interest bearing deposits	39	44	51
Total interest and dividend income	132,650	157,927	155,741
Interest expense
Savings, NOW and money market deposits	6,459	14,513	24,491
Time deposits	32,886	42,046	48,525
Securities sold under repurchase agreements	140	837	2,391
Federal funds purchased	78	1,372	3,115
Other short-term borrowings	296	2,593	3,967
Junior subordinated debentures	4,287	4,281	3,629
Subordinated debt	1,245	1,831	—
Notes payable and other borrowings	122	940	1,025
Total interest expense	45,513	68,413	87,143
Net interest and dividend income	87,137	89,514	68,598
Provision for loan losses	96,715	30,315	1,188
Net interest and dividend (loss) income after provision for loan losses	(9,578)	59,199	67,410
Non-interest income
Trust income	7,743	8,061	8,666
Service charges on deposits	8,779	9,318	8,560
Secondary mortgage fees	1,431	890	592
Mortgage servicing income	535	565	623
Net gain on sales of mortgage loans	9,824	5,856	4,391
Securities gains, net	3,754	1,882	674
Increase in cash surrender value of bank-owned life insurance	1,431	616	2,020
Debit card interchange income	2,522	2,366	2,011
Net interest rate swap gains and fees	1,058	556	—
Net gain (loss) on sale of other real estate owned	893	(13)	(15)
Other income	5,077	5,163	4,318
Total non-interest income	43,047	35,260	31,840
Non-interest expense
Salaries and employee benefits	39,577	44,525	38,108
Occupancy expense, net	6,068	6,003	5,380
Furniture and equipment expense	6,929	6,850	6,415
FDIC insurance	5,387	1,465	—
Amortization of core deposit and other intangible assets	1,167	1,096	—
Impairment of goodwill	57,579	—	—
Other real estate expense	8,835	84	8
Advertising expense	1,256	2,013	1,567
Other expense	17,832	18,276	14,980
Total non-interest expense	144,630	80,312	66,458
(Loss) income before income taxes	(111,161)	14,147	32,792
(Benefit) provision for income taxes	(45,573)	2,323	8,820
Net (loss) income	(65,588)	11,824	23,972
Preferred stock dividends and accretion of discount	4,281	—	—
Net (loss) income available to common stockholders	$(69,869)	$11,824	$23,972

Basic (loss) earnings per share	$(5.04)	$0.87	$1.92
Diluted (loss) earnings per share	(5.04)	0.86	1.89
Dividends declared per share	0.10	0.63	0.59

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008, and 2007
(In thousands)

	2009	2008	2007
Cash flows from operating activities
Net (loss) income	$(65,588)	$11,824	$23,972
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	4,973	4,651	4,690
Amortization of leasehold improvements	227	190	524
Amortization and recovery of mortgage servicing rights, net	287	1,238	637
Provision for loan losses	96,715	30,315	1,188
Provision for deferred tax benefit	(35,478)	(7,441)	(664)
Origination of loans held-for-sale	(473,320)	(319,596)	(230,592)
Proceeds from sale of loans held-for-sale	493,423	318,707	232,447
Gain on sales of mortgage loans	(9,824)	(5,856)	(4,391)
Change in current income taxes payable	(13,868)	(9,143)	155
Increase in cash surrender value of bank-owned life insurance	(1,431)	(616)	(2,020)
Change in accrued interest receivable and other assets	(10,776)	2,530	(6,155)
Change in accrued interest payable and other liabilities	(16,020)	14,146	(6,650)
Net premium amortization on securities	596	604	730
Securities gains, net	(3,754)	(1,882)	(674)
Impairment of goodwill	57,579	—	—
Amortization of core deposit and other intangible assets	1,167	1,096	—
Stock based compensation	1,000	908	685
(Gain) loss on sale of other real estate owned	(893)	13	15
Write-down of other real estate owned	5,668	—	—
Net cash provided by operating activities	30,683	41,688	13,897

Cash flows from investing activities
Proceeds from maturities and pre-refunds including pay down of securities available-for-sale	126,510	249,360	211,893
Proceeds from sales of securities available-for-sale	262,359	67,326	2,364
Purchases of securities available-for-sale	(208,750)	(123,973)	(293,641)
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	—	(2,627)	(164)
Net change in loans	92,452	(117,418)	(127,744)
Investment in unconsolidated subsidiary	—	—	(774)
Investment in other real estate owned	(2,467)	—	—
Proceeds from sales of other real estate owned	15,094	595	33
Purchase of bank owned life insurance	—	(202)	(55)
Cash paid for acquisition, net of cash and cash equivalents retained	—	(38,839)	—
Net purchases of premises and equipment	(1,084)	(6,098)	(6,508)
Net cash provided by (used in) investing activities	284,114	28,124	(214,596)

Cash flows from financing activities
Net change in deposits	(180,851)	(20,846)	50,925
Net change in securities sold under repurchase agreements	(27,971)	(6,877)	15,004
Net change in federal funds purchased	(28,900)	(153,300)	111,100
Net change in other short-term borrowings	(119,519)	82,429	9,783
Proceeds from the issuance of preferred stock	68,245	—	—
Proceeds from the issuance of common stock warrant	4,755	—	—
Proceeds from the issuance of subordinated debt	—	45,000	—
Proceeds from junior subordinated debentures	—	979	25,774
Proceeds from notes payable and other borrowings	2,240	7,149	23,360
Repayment of note payable	(19,790)	(7,825)	(21,175)
Proceeds from exercise of stock options	55	187	466
Tax benefit from stock options exercised	—	68	209
Tax benefit from dividend equivalent payment	7	15	—
Dividends paid	(6,481)	(8,275)	(7,294)
Purchases of treasury stock	(5)	(41)	(31,239)
Net cash (used in) provided by financing activities	(308,215)	(61,337)	176,913
Net change in cash and cash equivalents	6,582	8,475	(23,786)
Cash and cash equivalents at beginning of year	73,214	64,739	88,525
Cash and cash equivalents at end of year	$79,796	$73,214	$64,739

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(continued)

Years Ended December 31, 2009, 2008, and 2007
(In thousands)

	2009	2008	2007
Supplemental cash flow information
Income taxes paid	$2,330	$13,739	$8,664
Interest paid for deposits	41,149	58,301	72,799
Interest paid for borrowings	6,223	12,101	14,132
Non-cash transfer of loans to other real estate owned	42,390	15,820	—
Non-cash transfer of notes payable to short-term borrowings	5,134	—	—
Non-cash transfer related to deferred taxes on goodwill	1,461	—	—
Change in dividends declared not paid	(1,606)	385	(19)
Accretion on preferred stock warants	794	—	—

Acquisition of HeritageBanc, Inc.
Non-cash assets acquired:
Securities available-for-sale	$—	$43,971	$—
Federal Home Loan Bank and Federal Reserve Bank Stock	—	1,470	—
Loans, net	—	283,552	—
Premises and equipment	—	11,567	—
Goodwill	—	56,910	—
Core deposit and other intangible asset	—	8,917	—
Other assets	—	1,482	—
Total noncash assets acquired	$—	$407,869	$—

Liabilities assumed:
Deposits	$—	$294,356	$—
Federal funds purchased	—	17,100	—
Advances from the Federal Home Loan Bank	—	9,331	—
Other liabilities	—	5,243	—
Total liabilities assumed	—	326,030	—
Net non-cash assets acquired	$—	$81,839	$—

Cash and cash equivalents acquired	$—	$5,718	$—

Stock issuance in lieu of cash paid in acquisition	$—	$43,000	$—

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statement of Changes in
Stockholders’ Equity

Years Ended December 31, 2009, 2008, and 2007
(In thousands, except share data)

					Accumulated
			Additional		Other		Total
	Common	Preferred	Paid-In	Retained	Comprehensive	Treasury	Stockholders’
	Stock	Stock	Capital	Earnings	(Loss) Income	Stock	Equity
Balance, December 31, 2006	$16,635	$—	$14,814	$193,170	$(2,545)	$(63,519)	$158,555
Net income	—	—	—	23,972	—	—	23,972
Change in net unrealized gain on securities available for sale, net of $2,956 tax effect	—	—	—	—	4,516	—	4,516
Total comprehensive income							28,488
Dividends declared, $.59 per share	—	—	—	(7,275)	—	—	(7,275)
Stock options exercised	34	—	432	—	—	—	466
Tax benefit of stock options exercised	—	—	209	—	—	—	209
Stock-based compensation expense	—	—	685	—	—	—	685
Purchases of treasury stock	—	—	—	—	—	(31,239)	(31,239)
Balance, December 31, 2007	$16,695	$—	$16,114	$209,867	$1,971	$(94,758)	$149,889
Net income	—	—	—	11,824	—	—	11,824
Change in net unrealized loss on securities available-for-sale, net of $2,657 tax effect	—	—	—	—	(3,999)	—	(3,999)
Change in unrealized loss on cash flow hedge, net of $63 tax effect	—	—	—	—	(95)	—	(95)
Total comprehensive income							7,730
Dividends declared, $.63 per share	—	—	—	(8,660)	—	—	(8,660)
Common stock issued for the purchase of Heritage	1,564	—	41,436	—	—	—	43,000
Change in restricted stock	27	—	(27)	—	—	—	—
Stock options exercised	18	—	169	—	—	—	187
Tax benefit of stock options exercised	—	—	68	—	—	—	68
Tax benefit of dividend equivalent payments	—	—	15	—	—	—	15
Stock-based compensation expense	—	—	908	—	—	—	908
Purchases of treasury stock	—	—	—	—	—	(41)	(41)
Balance, December 31, 2008	$18,304	$—	$58,683	$213,031	$(2,123)	$(94,799)	$193,096
Net loss	—	—	—	(65,588)	—	—	(65,588)
Change in net unrealized gain on securities available-for-sale, net of $291 tax effect	—	—	—	—	423	—	423
Change in unrealized gain on cash flow hedge, net of $63 tax effect	—	—	—	—	95	—	95
Total comprehensive loss	—						(65,070)
Dividends declared, $.10 per share	—	—	—	(1,388)	—	—	(1,388)
Change in restricted stock	63	—	(63)	—	—	—	—
Stock options exercised	6	—	49	—	—	—	55
Tax benefit of dividend equivalent payments	—	—	7	—	—	—	7
Stock-based compensation expense	—	—	1,000	—	—	—	1,000
Purchase of treasury stock	—	—	—	—	—	(5)	(5)
Preferred dividends declared (5% per preferred share)	—	794	—	(4,281)	—	—	(3,487)
Issuance of preferred stock	—	68,245	—	—	—	—	68,245
Issuance of stock warrants	—	—	4,755	—	—	—	4,755
Balance, December 31, 2009	$18,373	$69,039	$64,431	$141,774	$(1,605)	$(94,804)	$197,208

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2009, 2008, and 2007

(Table amounts in thousands, except per share data)

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include Old Second Bancorp, Inc. and its wholly owned subsidiary Old Second National Bank (“Bank”) which includes its wholly-owned subsidiary Station I, LLC, which together are referred to as the “Company.” Inter-company transactions and balances are eliminated in consolidation.

Nature of Operations and Principles of Consolidation: As of January 1, 2007, Old Second Mortgage was dissolved as a separate entity and became part of Old Second National Bank of Aurora. As of June 30, 2007, the Company provided financial services through three subsidiary banks. On July 1, 2007, the Company merged its two state bank charters— Old Second Bank — Kane County and Old Second Bank — Yorkville—into its national bank charter, The Old Second National Bank of Aurora, and renamed the combined entity “Old Second National Bank”. The merger qualified as a tax-free reorganization and was accounted for as an internal reorganization. Old Second Acquisition, Inc., was formed as part of the November 5, 2007, Agreement and Plan of Merger between the Company, Old Second Acquisition, Inc., a wholly-owned subsidiary of Old Second Bancorp, Inc., and HeritageBanc, Inc. (“Heritage”). The parties consummated the merger on February 8, 2008, at which time, Old Second Acquisition, Inc. was merged with and into Heritage with Heritage as the surviving corporation as a wholly-owned subsidiary of the Company. Additionally, the parties merged Heritage Bank, a wholly-owned subsidiary of Heritage, with and into Old Second National Bank, with Old Second National Bank as the surviving bank. After the completion of the merger transaction, Heritage was dissolved and is no longer an existing subsidiary. Summary information related to the acquisition is outlined in Note 2. As of November 13, 2009, Old Second Financial, Inc. was dissolved as a separate entity and insurance sales became part of the product offering of the wealth management unit of the Bank. Old Second Management, LLC (“OSM”) was formed for the purpose of providing a possible future source of capital as well as providing certain tax advantages. Old Second Bank owned 100% of the common stock of OSM. Old Second Realty, LLC (“OSR”) was a Delaware real estate investment trust and 100% of the common stock of OSR was owned by OSM. As of January 2, 2007, there were various minority holders of preferred stock in OSR. As of December 16, 2009, the management of OSR completed an early redemption of the preferred stock in anticipation of the December 31, 2009 dissolution of OSM since this entity was no longer deemed to be a viable capital-raising vehicle. OSM was dissolved as a separate entity and became part of the Bank on December 31, 2009.

As of December 31, 2009, the Company provided financial services through its offices located in Cook, Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois. Its primary deposit products are checking, NOW, money market, savings and certificate of deposit accounts, and its primary lending products are commercial mortgages, construction lending, commercial and industrial loans, residential mortgages, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, and consumer property, although borrower cash flow is generally the primary source of repayment at origination. The Bank also engages in trust operations, which includes wealth management services and provides residential mortgage banking and treasury operation services to business customers. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate market and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, valuation of loan servicing rights, valuation of deferred income taxes, evaluation of goodwill and core deposit intangible assets for impairment, and fair values of financial instruments, which includes derivative contracts are particularly subject to change.

Note 1: Summary of Significant Accounting Policies — continued

Statements of Cash Flows: Cash and Cash Equivalents includes cash, deposits with other financial institutions with original maturities under 90 days, federal funds sold and short-term securities available-for-sale. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, federal funds purchased, repurchase agreements, and other short-term borrowings.

Interest-Bearing Deposits with Financial Institutions: Interest bearing deposits with financial institutions mature within three months and are carried at cost.

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

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Federal Home Loan Bank and Federal Reserve Bank stock: The Company owns the stock of the Federal Reserve Bank of Chicago (“FRB”) and the Federal Home Loan Bank of Chicago (“FHLBC”). Both of these entities require the Bank to invest in their non-marketable stock as a condition of membership. FRB stock is redeemable at par, therefore, market value equals cost. The FHLBC is a governmental sponsored entity that has been under a regulatory order for a prolonged period that generally requires approval prior to redeeming or paying dividends on their common stock. The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment. FHLBC members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBC stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. The Company’s ability to redeem the shares owned is dependent on the redemption practices of the FHLBC. The Company records dividends in income on the ex-dividend date.

Loans Held-for-Sale: The Bank originates residential mortgage loans, which consist of loan products eligible for sale to the secondary market. Residential mortgage loans eligible for sale in the secondary market are carried at fair market value. The fair value of loans held for sale is determined using quoted secondary market prices.

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

Mortgage loans that the Company is servicing for others aggregate to $262.3 million and $197.8 million at December 31, 2009 and 2008, respectively. Mortgage loans that the Company is servicing for others are not included in the consolidated balance sheets. Fees received in connection with servicing loans for others are recognized as earned. Loan servicing costs are charged to expense as incurred.

Servicing rights are recognized separately as assets when they are acquired through sales of loans. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. Residential mortgage loan servicing assets are subsequently measured using the amortization

Note 1: Summary of Significant Accounting Policies — continued

method, which requires servicing rights to be amortized into non interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

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

Servicing fee income, which is reported on the consolidated statements of operations as mortgage servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $535,000, $565,000, and $623,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Late fees and ancillary fees related to loan servicing are not material.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included with net gain on sales of mortgage loans on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Advertising Costs: All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Loans: Loans, including lease financing receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, unearned interest, net deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan origination fees and costs over the loan term on a method that approximates the level yield method. The accrual of interest income is discontinued when full loan repayment is in doubt or when a loan becomes contractually past due by more than 90 days with respect to interest or principal, unless that loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. When a loan is placed on nonaccrual status, any accrued, unpaid interest is reversed to the related income account. Interest on nonaccrual loans is not recovered until it is actually paid by the borrower. Such payments can take the form of lump sums paid by the borrower, or more frequently, periodic installment payments. When a nonaccrual loan has improved to the point where its collection is no longer in question, payments are applied to recovery of the nonaccrual interest. As long as any question remains as to the collection of the loan, payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses represents management’s estimate of probable incurred credit losses in the loan portfolio. Determining the amount of the allowance for loan losses is inherently subjective, because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Additions to the allowance for loan losses are expensed through the provision for loan losses and reductions in the allowance for loan losses are credited to the provision for loan losses. Loans believed by management to be uncollectible are charged against the allowance for loan losses and recoveries of previously charged-off loans are credited to the allowance for loan losses. Management estimates the allowance balance required using various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors.

Note 1: Summary of Significant Accounting Policies — continued

The methodology for determining the appropriate level of the allowance for loan losses consists of three components: (i) specific reserves established for expected losses resulting from analysis developed through specific credit allocations on individual impaired loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loan loss experience for each loan category; and (iii) reserves based on general, current economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates. Management believes that the allowance for loan losses is adequate to absorb probable incurred credit losses inherent in the loan portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal or interest due according to the original terms of the agreement. Impaired loans are measured based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent. Payments received on impaired loans are generally reported as principal reductions. Loans, for which the borrower is experiencing financial difficulties, and for which the terms have been modified using concessionary terms, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over estimated useful lives of ten to forty years for premises and five to seven years for furniture and equipment principally by the use of straight-line depreciation methods for book purposes, while accelerated depreciation is used for income tax purposes. Leasehold improvements are amortized over the shorter of the anticipated lease term, including anticipated renewals, or the life of the improvement. When property is retired or otherwise disposed of, the stated amount, net of sale proceeds in the event of a sale of assets, is recognized as a gain or loss at the time of disposal. Expenditures for maintenance and repairs are expensed as incurred, and expenditures for major renovations that extend the useful life of the asset are capitalized.

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

Goodwill and Other Intangibles: Goodwill is the excess of purchase price of an acquisition over the fair value of identified net assets acquired in an acquisition. Goodwill (and intangible assets deemed to have indefinite lives) is not amortized but is subject to annual impairment tests. Other intangible assets, including core deposit intangibles, are amortized over their useful lives. Goodwill was tested at least annually for impairment or more often if events or other circumstances indicated that there may be impairment. As a result, total goodwill impairment in the amount of $57.6 million was recorded for the year ended December 31, 2009, whereas no goodwill impairment was recorded for the years ended 2008 or 2007. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable.

Other intangible assets consist primarily of core deposit and acquired customer relationship intangible assets arising from a whole bank acquisition. They were initially measured at fair value and are amortized on an accelerated method over their estimated useful lives of twelve years.

Loan Commitments and Related Financial Instruments: Financial instruments include offbalance sheet credit instruments, such as commitments to make loans and commercial letters of credit, which are primarily issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Trust Assets and Fees: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company. Income from trust fees is recorded on an accrual basis and is included as a component of non-interest income.

Note 1: Summary of Significant Accounting Policies — continued

Bank-Owned Life Insurance: The Company has purchased life insurance policies on certain employees and is the owner and beneficiary of the policies. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. In September 2006, ASC 325-30-5 provides guidance on accounting for purchases of life insurance (formally in FASB Technical Bulletin No. 85-4) and ASC 325-0-35 (formally EITF 06-5) addresses subsequent measurement. ASC 325-30-35 requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, ASC 325-30-50 requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of ASC 325-30-35 (formally EITF 06-5) on January 1, 2007, had no material impact on the Company’s financial condition or results of operation. Additionally, there are no contractual restrictions impeding the Company’s ability to surrender these policies.

Long-term Incentive Plan: Compensation cost is recognized for stock options and restricted stock awards issued to employees based upon the fair value of the awards at the date of grant. A binomial model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. The tax benefit received on dividends paid to employees associated with their share-based awards is recorded in additional paid-in capital until the award is settled through vesting is non-vested stock. Once the award is settled, the company would determine whether the cumulative tax deduction exceeded the cumulative compensation cost recognized in the income statement. The cumulative tax deduction would include both the deductions from the dividends and the deduction from the exercise or vesting of the award. If the tax benefit received from the cumulative deductions exceeds the tax effect of the recognized cumulative compensation cost, the excess would be recognized as an increase to additional paid-in capital. Although technically allowed in the plan document, management has not issued shares from treasury in the periods presented in the consolidated financial statements.

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

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Illinois. The Company is no longer subject to examination by taxing authorities for years before 2006 and 2008 for federal and state of Illinois returns, respectively. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. Income tax expenses and benefits are discussed in detail in Note 13 of these consolidated financial statements. The Company did not have any material amounts accrued for interest and penalties at either December 31, 2009 or December 31, 2008.

Earnings Per Share: Basic earnings per share represent net income divided by the weighted-average number of common shares outstanding during the year. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effects of additional potential common shares issuable under stock options and restricted stock, computed based on the treasury stock method using the average market price for the period. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

Note 1: Summary of Significant Accounting Policies — continued

Treasury Stock: Shares of the Company may be acquired for reissuance in connection with stock option plans, for future stock dividend declarations, and for general corporate purposes. Treasury shares acquired are recorded at cost. Treasury stock issued is valued based on the “last in, first out” method. The difference between the consideration received upon issuance and the carrying value is charged or credited to additional paid-in capital.

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

Derivative Financial Instruments: The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. Under accounting guidance all derivative instruments are recorded on the balance sheet, as either an other asset or other liability, at fair value. The accounting for the gain or loss resulting from changes in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings, together with the offsetting loss or gain on the hedged item. This results in an earnings impact only to the extent that the hedge is not completely effective in achieving offsetting changes in fair value. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative is deferred and reported as a component of accumulated other comprehensive income, which is a component of shareholders’ equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in non-interest income/expense. Counterparty risk with correspondent banks is considered through loan covenant agreements and, as such, does not have a significant impact on the fair value of the swaps. The credit valuation reserve recorded on customer interest rate swap positions was determined based upon management’s estimate of the amount of credit risk exposure, including available collateral protection and/or by utilizing an estimate related to a probability of default as indicated in the Bank credit policy. Deferred gains and losses from derivatives that are terminated are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

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

Variable Interest Entity: In December 2003, the Financial Accounting Standards Board (“FASB”) revised the guidance now found in Accounting Standards Codification (“ASC”) 810-10-05 (formally FASB interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities). ASC 810-10-05, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Determining whether

Note 1: Summary of Significant Accounting Policies — continued

to consolidate an entity now considers whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners of that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights. As of December 31, 2004, the Company applied the provisions of revised ASC 810-10-05 to Old Second Capital Trust I, a wholly-owned subsidiary trust that issued capital securities to third-party investors. As of April 2007, the Company applied the provisions of revised ASC 810-10-05 to Old Second Capital Trust II, a wholly-owned subsidiary trust that issued capital securities to third-party investors. As a result, Old Second Capital Trust I and II are unconsolidated subsidiaries of the Company. The issuance of trust-preferred securities through this trust subsidiary is discussed further in Note 12.

Segment Reporting: Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Public companies are required to report certain financial information about operating segments. The Company’s chief operating decision maker evaluates the operations of the Company as one operating segment, Community Banking. As a result, disclosure of separate segment information is not required. The Company offers the following products and services to external customers: deposits, loans and trust services. Revenues for each of these products and services are disclosed separately in the consolidated statements of operations.

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

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Pronouncements: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (now found in ASC 820-10). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, which is currently FASB ASC 820-10. This FSP delayed the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this new guidance was not material.

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations (ASC 805). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. ASC 805 was effective for fiscal years beginning on or after December 15, 2008. The effect of adopting these new requirements on the Company’s consolidated financial statements will depend on the volume and terms of acquisitions in 2009 and beyond, but will likely increase the amount and change the timing of recognizing expenses related to acquisition activities.

Note 1: Summary of Significant Accounting Policies — continued

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in consolidated financial statements, an amendment of ARB No. 51 (ASC 810-10). ASC 810-10 changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. ASC 810-10 was effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. The effect of adopting this new guidance was not material.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (ASC 815) which amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. ASC 815 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. ASC 815 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Information related to the provisions of ASC 815 including the impact on our financial statements is outlined in Note 23.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1—Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (ASC 260-10). This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method. ASC 260-10 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this FSP. The effect of adopting this new guidance was not material.

In December 2008, the FASB issued Staff Position (“FSP”) No. 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (ASC 715-20). The FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. The FSP also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This FSP is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes. The Company had a tax-qualified noncontributory defined benefit retirement plan that was terminated in December 2005. Since the Company paid benefits to all defined benefit plan participants prior to December 31, 2006, there was no impact on the disclosures to the Company’s consolidated financial statements as a result of ASC 715-20.

In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. This requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment “OTTI” related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. ASC 320-10 was effective for interim and annual reporting periods ending after June 15, 2009, and the impact upon adoption was not material to the Company’s financial condition or results of operations.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10). This FSP emphasizes that the objective of a fair value measurement does not change even when market

Note 1: Summary of Significant Accounting Policies — continued

activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009. The effect of adopting this new guidance was not material.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (ASC 855-10). Under ASC 855-10, the effects of events that occur subsequent to the balance-sheet date should be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. The effect of adopting this new guidance was not material, and information related to the provisions of ASC 855-10 is reflected in Note 25 — Subsequent Events.

In June 2009, the FASB replaced Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, with Statement 162, The Hierarchy of Generally Accepted Accounting Principles, and to establish the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods after September 15, 2009 and the effect of implementing the Codification had no substantive impact on the disclosures to the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (ASC 820). This Update provides amendments to ASC 820 for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820. The amendments in this guidance also clarify that both a quoted price for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period (including interim periods) beginning after issuance. The effect of adopting this new guidance was not material.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140 (ASC 810). The new accounting requirement amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This Statement must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally,

Note 1: Summary of Significant Accounting Policies — continued

the disclosure provisions of this Statement were also amended and apply to transfers that occurred both before and after the effective date of this Statement. The adoption of this standard is not expected to have a material effect on the Company’s 2010 results of operations or financial position.

FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R), which amended guidance for consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This Statement also requires additional disclosures about an enterprise’s involvement in variable interest entities. This Statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. Management is currently evaluating provisions of Statement of Financial Accounting Standards No. 167 and its potential effect on its financial statements.

Note 2: Business Combination

Old Second Acquisition, Inc., was formed as part of the November 5, 2007 Agreement and Plan of Merger between the Company, Old Second Acquisition, Inc., a wholly-owned subsidiary of the Company, and HeritageBanc, Inc. (“Heritage”), located in Chicago Heights. The parties consummated the merger on February 8, 2008, at which time Old Second Acquisition, Inc. was merged with and into Heritage with Heritage as the surviving corporation as a wholly-owned subsidiary of the Company. Additionally, the parties merged Heritage Bank, a wholly-owned subsidiary of Heritage, with and into Old Second National Bank, with Old Second National Bank as the surviving bank (the “Bank”). After the completion of the merger transaction, Heritage was dissolved and is no longer an existing subsidiary. The purchase price was paid through a combination of cash and approximately 1.6 million shares of the Company’s common stock totaling $86.0 million, excluding transaction costs. The final accounting for the transaction generated $56.9 million in goodwill and $8.9 million in intangible assets subject to amortization.

The business combination was accounted for under the purchase method of accounting. Accordingly, the results of operations of Heritage have been included in the Company’s results of operations since the date of acquisition. Under this method of accounting, the purchase price was allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess cost over fair value of net assets acquired was recorded as goodwill. The following table summarizes the allocation of the purchase price.

Note 2: Business Combination — continued

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

The Company decreased the goodwill attributable to the Heritage transaction by $1.5 million in the first quarter of 2009 along with an offsetting decrease to deferred tax liabilities. In addition, the Company recorded a goodwill impairment charge of $57.6 million in the second quarter of 2009, which primarily resulted from the goodwill that was attributable to Heritage. See Note 9 in these notes to consolidated financial statements for additional information on the goodwill impairment charge.

The following is the unaudited pro forma consolidated results of operations of the Company for the twelve months ended December 31, 2008 and 2007 as though Heritage had been acquired as of January 1, 2007.

	Years Ended December 31,
	2008	2007
Net interest income after provision for loan losses	$58,949	$78,399
Non-interest income	35,491	34,084
Non-interest expense	85,904	77,654
Income before income taxes	8,536	34,829
Income taxes	1,033	10,736
Net income	$7,503	$24,093

Per common share information
Earnings	$0.55	$1.71
Diluted earnings	$0.54	$1.69

Average common shares issued and outstanding	13,746,726	14,072,187
Average diluted common shares outstanding	13,851,559	14,218,942

Included in the pro forma results of operations for the year ended December 31, 2008 was one-time pretax merger costs of $3.9 million.

Note 3: Cash and Due from Banks

Old Second Bank is required to maintain reserve balances with the Federal Reserve Bank. In accordance with Federal Reserve Bank requirements, the average reserve balances were $13.7 million and $10.9 million, at December 31, 2009 and 2008, respectively. The Bank also has a $3.0 million pledge requirement to a correspondent bank as it related to credit card processing service.

Note 4: Securities

The following table summarizes the amortized cost and fair value of the available-for-sale securities at December 31, 2009 and 2008 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2009
U.S. Treasury	$1,499	$24	$—	$1,523
U.S. government agencies	84,265	263	(76)	84,452
U.S. government agency mortgage-backed	41,175	1,669	(44)	42,800
States and political subdivisions	81,801	1,864	(327)	83,338
Collateralized mortgage obligations	22,246	910	(5)	23,151
Collateralized debt obligations	7,834	—	(6,951)	10,883
Equity securities	99	1	(6)	94
	$248,919	$4,731	$(7,409)	$246,241
2008
U.S. Treasury	$1,496	$72	$—	$1,568
U.S. government agencies	95,290	1,178	(113)	96,355
U.S. government agency mortgage-backed	86,062	1,396	(208)	87,250
States and political subdivisions	150,313	2,939	(1,659)	151,593
Collateralized mortgage obligations	58,684	711	(125)	59,270
Collateralized debt obligations	17,834	—	(7,567)	10,267
Equity securities	99	—	(16)	83
	$409,778	$6,296	$(9,688)	$406,386

The fair value, amortized cost and weighted average yield of debt securities at December 31, 2009 by contractual maturity, were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations, and collateralized debt obligations and equity securities are shown separately:

		Weighted
	Amortized	Average	Fair
	Cost	Yield	Value
Due in one year or less	$40,801	0.68%	$40,915
Due after one year through five years	33,667	1.91%	34,090
Due after five years through ten years	51,594	4.09%	52,442
Due after ten years	41,503	4.52%	41,866
	$167,565	2.93%	$169,313
Mortgage-backed and collateralized mortgage obligations	63,421	5.13%	65,951
Collateralized debt obligations	17,834	1.60%	10,883
Equity securities	99	0.08%	94
	$248,919	3.39%	$246,241

Note 4: Securities — continued

The fair value, amortized cost and weighted average yield of debt securities at December 31, 2008 by contractual maturity, were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations, and asset-backed and equity securities are shown separately:

		Weighted
	Amortized	Average	Fair
	Cost	Yield	Value
Due in one year or less	$15,664	3.48%	$15,801
Due after one year through five years	76,930	3.79%	78,236
Due after five years through ten years	91,466	4.44%	93,309
Due after ten years	63,039	4.58%	62,170
	$247,099	4.21%	$249,516
Mortgage-backed and collateralized mortgage obligations	144,746	5.29%	146,520
Collateralized debt obligations	17,834	4.08%	10,267
Equity securities	99	0.16%	83
	$409,778	4.59%	$406,386

At December 31, 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders’ equity.

Securities with unrealized losses at December 31, 2009 and 2008 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 months		Greater than 12 months
	in an unrealized		in an unrealized
	loss position		loss position		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
2009	Losses	Value	Losses	Value	Losses	Value
U.S. government agencies	$76	$26,308	$—	$—	$76	$26,308
U.S. government agency mortgage-backed	28	444	16	1,589	44	2,033
States and political subdivisions	170	7,907	157	3,160	327	11,067
Collateralized mortgage obligations	1	106	4	808	5	914
Collateralized debt obligations	—	—	6,951	10,883	6,951	10,883
Equity securities	—	—	6	41	6	41
	$275	$34,765	$7,134	$16,481	$7,409	$51,246

	Less than 12 months		Greater than 12 months
	in an unrealized		in an unrealized
	loss position		loss position		Total
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
2008	Losses	Value	Losses	Value	Losses	Value
U.S. government agencies	$113	$9,489	$—	$—	$113	$9,489
U.S. government agency mortgage-backed	131	14,996	77	1,838	208	16,834
States and political subdivisions	1,279	38,659	380	8,849	1,659	47,508
Collateralized mortgage obligations	125	10,230	—	—	125	10,230
Collateralized debt obligations	7,567	10,267	—	—	7,567	10,267
Equity securities	16	31	—	—	16	31
	$9,231	$83,672	$457	$10,687	$9,688	$94,359

In determining when OTTI exists for debt securities, management considers many factors, including: (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) whether the market decline was affected by macroeconomic conditions, and (iv) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an OTTI decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

Note 4: Securities — continued

Recognition of OTTI was not necessary in the years ended December 31, 2009, 2008, or 2007. The changes in fair values related more to interest rate fluctuations and other market factors and were generally not related to credit quality deterioration although the amount of deferrals and defaults in the pooled collateralized debt obligation increased from December 31, 2008. An increase in rates will generally cause a decrease in the fair value of individual securities while a decrease in rates typically results in an increase in fair value. In addition to the impact of rate changes upon pricing, uncertainty in the financial markets in the periods presented has resulted in reduced liquidity for certain investments, particularly the collateralized debt obligations (“CDO”), which also impacted market pricing for the periods presented. In the case of the CDO fair value measurement, management supplemented its assessment with a third party discounted cash flow analysis, and included a risk premium adjustment as of December 31, 2009, to reflect an estimated amount that a market participant would demand because of uncertainty in cash flows. Management estimated that the present value of cash flows would allow the Bank to recover the amortized cost of those securities. Management made the risk premium adjustment because the level of market activity for the CDO security has continued to decrease and information on orderly transaction sales was not generally available. Accordingly, management designated this security as a level 3 security at June 30, 2009 as described in Note 22 of this annual report and continues with that designation as of December 31, 2009. Management does not have the intent to sell the above securities and it is more likely than not the Company will not have to sell the securities before recovery of its cost basis.

Below is additional information as it relates to the collateralized debt obligation, Trapeza 2007-13A, which is secured by a pool of trust preferred securities issued by trusts sponsored by multiple financial institutions. This collateralized debt obligation was rated AAA at the time of purchase by the Company.

			Gross	S&P	Number of	Issuance		Issuance
	Amortized	Fair	Unrealized	Credit	Banks in	Deferrals & Defaults		Excess Subordination
	Cost	Value	Loss	Rating(1)	Issuance	Amount	Collateral %	Amount	Collateral %
December 31, 2009
Class A1	$9,334	$5,473	$(3,861)	BB+	63	$195,750	26.1%	$189,641	25.3%
Class A2A	8,500	5,410	(3,090)	BB-	63	195,750	26.1%	92,641	12.4%
	$17,834	$10,883	$(6,951)
December 31, 2008
Class A1	$9,478	$4,657	$(4,821)	AAA	63	$37,500	5.0%	$340,917	45.5%
Class A2A	8,356	5,610	(2,746)	AAA	63	37,500	5.0%	243,917	32.5%
	$17,834	$10,267	$(7,567)

(1) Moody’s credit rating for class A1 and A2A were Baa2 and Ba2, respectively, as of December 31, 2009. The Moody’s credit ratings at December 31, 2008 for class A1 and A2A were both Aaa. The Fitch ratings for class A1 and A2A were A and BB, respectively, as of December 31, 2009. The Fitch ratings at December 31, 2008 for class A1 and A2A were both AAA.

In addition to other equity securities, which are recorded at estimated market value, the Bank owns the stock of the FRB and the FHLBC. Both of these entities require the Bank to invest in their non-marketable stock as a condition of membership. The value of the stock in each of those entities was recorded at cost in the amounts of $3.7 million and $9.3 million, respectively, at December 31, 2009 and at December 31, 2008. The FHLBC is a governmental sponsored entity that has been under a regulatory order for a prolonged period that generally requires approval prior to redeeming or paying dividends on their common stock. The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment. FHLBC members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBC stock is carried at cost and classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

Note 4: Securities — continued

Securities with a fair value of approximately $124.6 million and $355.8 million at December 31, 2009, and 2008, respectively were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

	Years ended December 31,
	2009	2008	2007
Proceeds from sales of securities	$262,359	$67,326	$2,364
Gross realized gains on securities	4,286	1,955	695
Gross realized losses on securities	(532)	(73)	(21)
Securities gains, net	$3,754	$1,882	$674
Income tax expense on net realized gains	$1,487	$746	$268

Note 5: Loans

Major classifications of loans at December 31 were as follows:

	2009	2008
Commercial and industrial	$207,170	$244,019
Real estate - commercial	925,013	929,576
Real estate - construction	273,719	373,704
Real estate - residential	643,936	701,221
Installment	9,834	19,116
Overdraft	830	761
Lease financing receivables	3,703	4,396
	$2,064,205	$2,272,793
Net deferred loan fees and costs	(1,379)	(1,679)
	$2,062,826	$2,271,114

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan. The type of collateral, when required, will vary from liquid assets to real estate. The Company’s access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company’s lending standards and credit monitoring procedures. The Bank generally makes loans within its market area. There are no significant concentrations of loans where the customers’ ability to honor loan terms is dependent upon a single economic sector, although the real estate related categories listed above represent 89.3% and 88.3% of the portfolio at December 31, 2009 and 2008, respectively. The Company is committed to overseeing and managing its loan portfolio to avoid unnecessarily high credit concentrations in accordance with interagency regulatory guidance on risk management. Consistent with that commitment, management is updating its asset diversification plan and policy and anticipates that the percentage of real estate lending to the overall portfolio will decrease in the future as a result of that process.

Past due and nonaccrual loans at December 31 were as follows:

	2009	2008	2007
Non-accrual loans (including restructured)	$174,978	$106,511	$5,346
Accruing restructured loans	14,171	—	—
Interest income recorded on non-accrual loans	3,898	4,064	179
Interest income which would have been accrued on non-accrual loans	13,189	7,714	480
Loans 90 days or more past due and still accruing interest	561	2,119	625

Additional details and discussion related to past due and nonaccrual and restructured loans is found in the provision for loan losses section of the management discussion and analysis of this report. The Bank had $395,000 in commitments to one borrower whose loans were classified as TDR’s at December 31, 2009.

Loans to principal officers, directors, and their affiliates, which are made in the ordinary course of business, were as follows at December 31:

	2009	2008
Beginning balance	$23,537	$29,395
New loans	4,460	30,798
Repayments and other reductions	(6,405)	(37,118)
Change in related party status	(14,008)	—
Participations	—	462
Ending balance	$7,584	$23,537

The decrease in related party loans was related to the resignation of one director and the retirement of one officer. No loans to principal officers, directors, and their affiliates were past due greater than 90 days at December 31, 2009 or 2008.

Note 6: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	2009	2008	2007
Allowance at beginning of year	$41,271	$16,835	$16,193
Addition resulting from acquisition		3,039
Charge-offs:
Commercial and industrial	3,493	115	185
Real estate - commercial	4,148	1,277	51
Real estate - construction	60,173	6,146	—
Real estate - residential	6,238	1,420	16
Installment and other loans	926	426	817
Total charge-offs	74,978	9,384	1,069
Recoveries:
Commercial and industrial	22	202	286
Real estate - commercial	—	4	—
Real estate - construction	1,123	16	7
Real estate - residential	47	—	8
Installment and other loans	340	244	222
Total recoveries	1,532	466	523
Net charge-offs	73,446	8,918	546
Provision for loan losses	96,715	30,315	1,188
Allowance at end of year	$64,540	$41,271	$16,835

Net charge-offs to average loans	3.33%	0.41%	0.03%
Allowance at year end to average loans	2.93%	1.89%	0.92%

	2009	2008
Year-end impaired loans with no allocated allowance for loan losses	$101,839	$30,942
Year-end impaired loans with allocated allowance for loan losses	87,310	77,597
Total impaired loans aggregated	$189,149	$108,539

Amount of the allowance for loan losses allocated	$16,261	$15,305

	2009	2008	2007
Average of individually impaired loans during year	$148,388	$41,168	$19,485
Interest income recognized during impairment	4,148	474	1,032
Cash-basis interest income recognized	4,129	712	1,043

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Note 7: Other Real Estate Owned

Details related to the activity in the net OREO portfolio for the periods presented is itemized in the following table:

	Twelve Months Ended
	December 31,
	2008	2009
Beginning balance	$15,212	$—
Property additions	42,390	15,820
Development improvements	2,467	—
Less:
Property Disposals	14,201	608
Period valuation adjustments	5,668	—
Other real estate owned	$40,200	$15,212

Activity in the valuation allowance was as follows:

	2009	2008	2007
Balance at beginning of year	$—	$—	$—
Addition charged to expense	5,769	—	—
Write-downs taken on sales	(483)	—	—
Other adjustments	382	—	—
Balance at end of year	$5,668	$—	$—

Expenses related to foreclosed assets includes:

	2009	2008	2007
(Gain) loss on sales, net	$(893)	$13	$15
Provision for unrealized losses	5,769	—	—
Operating expenses(1)	2,673	84	8
	$7,549	$97	$23

(1) Includes rental income of $393,000 for 2009 and no rental income for 2008 or 2007.

Note 8: Premises and Equipment

	2009			2008
		Accumulated			Accumulated
		Depreciation/	Net Book		Depreciation/	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Land	$19,651	$—	$19,651	$19,651	$—	$19,651
Buildings	46,737	17,243	29,494	46,569	16,071	30,498
Leasehold improvements	359	225	134	908	522	386
Furniture and equipment	42,159	33,032	9,127	41,584	29,597	11,987
	$108,906	$50,500	$58,406	$108,712	$46,190	$62,522

Premises and equipment at December 31 were as follows:

Note 9: Goodwill and Intangibles

Goodwill and other intangible assets are reviewed for potential impairment on an annual basis or more often if events or circumstances indicate that they may be impaired. As such, goodwill was tested for impairment at the reporting unit level as of June 30, 2009 and a total impairment loss was recorded as a result of management’s determination that the carrying amount of goodwill exceeded its implied fair value. The Company’s market price per share had continued to be less than its stockholders’ common equity as the Company’s stock continued to trade at a price below its book value. At the same time, earnings decreased as nonperforming assets, particularly loans and related charge-offs increased. Consistent with prior quarters, the Company considered these and other factors, including the items outlined in the process described below. The Company employed general industry practices in evaluating the impairment of its goodwill using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step included a screen for potential

Note 9: Goodwill and Intangibles — continued

impairment and the second step measured the amount of impairment. Significant management judgment was applied to the process including the development of cash flow projections, selection of appropriate discount rates, identification of relevant market comparables, the incorporation of general economic and market conditions as well as the selection of an appropriate control premium.

The first step of the June 30, 2009 analysis was to determine if there was a potential impairment. The Company used both an income and market approach as part of that analysis. The income approach was based on discounted cash flows, which were derived from internal forecasts and economic expectations for the Bank reporting unit. The key assumptions used to determine fair value under the income approach included the cash flow period, terminal values based on a terminal growth rate and the discount rate. The discount rates used in the income approach evaluated at June 30, 2009 ranged from 17.5% to 22.5% to attempt to incorporate discount rates a market participant might employ in its valuation of the Bank. The market approach calculated the change of control price a market participant could have been reasonably expected to pay for the Bank by adding a change of control premium. The results of the first step of the analysis indicated that the Bank’s carrying value exceeded its fair value, which indicated that an impairment existed and required that the Company perform the second step of the analysis to determine the amount of the impairment. The second step of the analysis involved a valuation of all of the assets of the Bank as if it had just been acquired and comparing the resultant goodwill with the actual carrying amount of goodwill. The results of the second step of the analysis determined that goodwill was fully impaired, which resulted in the pre-tax impairment charge of $57.6 million. This was a total impairment and no goodwill remained as a result of that impairment charge. The portion of the goodwill intangible asset charge that was attributable to Heritage was tax deductible and had an associated $22.0 million deferred tax asset, and although not anticipated, there can be no guarantee that a valuation allowance against this deferred tax asset will not be necessary in future periods.

Management also performed a periodic review of the core deposit and other intangible assets. Based upon these reviews, management determined there was no impairment of the core deposit and other intangible assets as of December 31, 2009. No assurance can be given that future impairment tests will not result in a charge to earnings.

The following table presents the changes in the carrying amount of goodwill and other intangibles during the year ended December 31, 2009, and the year ended December 31, 2008 (in thousands):

Changes in the carrying amount of goodwill and other intangible assets were as follows:

	2009		2008
		Core Deposit		Core Deposit
		and Other		and Other
	Goodwill	Intangibles	Goodwill	Intangibles
Balance at beginning of period	$59,040	$7,821	$2,130	$—
Addition resulting from acquisition	—	—	56,910	8,917
Amortization / adjustments(1)	(1,461)	(1,167)	—	(1,096)
Impairment	(57,579)	—	—	—
Balance at end of period	$—	$6,654	$59,040	$7,821

(1) The $1.46 million adjustment to goodwill was recorded in the first quarter of 2009.

The following table presents the estimated future amortization expense for core deposit and other intangibles as of December 31, 2009 (in thousands):

Amount
2010	$1,130
2011	847
2012	779
2013	732
2014	679
Thereafter	2,487
Total	$6,654

Note 10: Mortgage Servicing Rights and Loans Held-for-Sale

Loans held-for-sale at December 31 are as follows:

	2009	2008
Loans held-for-sale	$11,650	$23,292
Less: Allowance to adjust to lower of cost or fair value	(64)	—
Loans held-for-sale, net	$11,586	$23,292

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end are as follows:

	2009	2008
Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Corporation	$5,562	$7,527
Federal National Mortgage Association	248,627	180,623
Illinois Housing Development Authority	8,144	9,634
Sterling Federal	—	22
	$262,333	$197,806

Custodial escrow balances maintained in connection with serviced loans were $2.2 million and $1.7 million at December 31, 2009 and 2008, respectively.

Activity for capitalized mortgage servicing rights was as follows:

	2009	2008	2007
Balance at beginning of year	$1,973	$2,569	$3,032
Additions	1,363	130	237
Less: amortization	(866)	(726)	(700)
Balance at end of year	2,470	1,973	2,569

Changes in the valuation allowance for servicing assets were as follows:

Balance at beginning of year	599	87	150
Provisions for impairment	588	1,072	250
Less: recoveries	(1,167)	(560)	(313)
Balance at end of year	20	599	87
Net balance	$2,450	$1,374	$2,482

Fair value of mortgage servicing rights	$2,479	$1,382	$2,652

Fair value at December 31, 2009 was determined using a discount rate of 9.9%, prepayment assumptions of 14.8% constant prepayment rate (“CPR”) from Andrew Davidson & Co., Inc., a risk analytics and consultant vendor, a weighted average delinquency rate of 2.94% and a weighted average foreclosure/bankruptcy rate of 1.59%. Fair value at December 31, 2008 was determined using a discount rate of 9.9%, prepayment assumptions of 24.1% CPR from Andrew Davidson & Co., Inc., a weighted average delinquency rate of 2.33% and a weighted average foreclosure/bankruptcy rate of 0.47%.

As of December 31, 2009, the weighted average amortization period is 5.6 years. Estimated amortization expense for each of the next five years would be as follows:

2010	$392
2011	331
2012	278
2013	233
2014	196

As of January 1, 2010, however, the Company adopted the fair value method for all servicing rights and the above amortization method was discontinued on that date.

Note 11: Deposits

Major classifications of deposits at December 31 were as follows:

	2009	2008
Non-interest bearing demand	$308,304	$318,092
Savings	178,257	109,991
NOW accounts	422,778	274,888
Money market accounts	392,516	543,325
Certificates of deposit of less than $100,000	551,106	696,240
Certificates of deposit of $100,000 or more	353,316	444,592
	$2,206,277	$2,387,128

The above table includes brokered certificates of deposit of less than $100,000 in the amount of $12.5 million and $54.2 million and brokered certificates of deposit of $100,000 or more in the amount of $49.3 million and $48.2 million as of December 31, 2009 and 2008, respectively.  Since the Bank is relationship focused, it has generally not relied on brokered deposits and management does not anticipate increasing its level of brokered deposits in the near future. Management revised its overall funding plan in 2009 and as a result of that process and changes to policy, brokered deposits will not exceed 4.5% of total deposit.

At December 31, 2009, scheduled maturities of time deposits were as follows:

2010	$554,507
2011	152,085
2012	94,357
2013	59,136
2014	44,056
Thereafter	281
Total	$904,422

The following table sets forth the amount and maturities of deposits of $100,000 or more at December 31:

	2009	2008
3 months or less	$78,605	$88,080
Over 3 months through 6 months	75,144	117,629
Over 6 months through 12 months	63,151	137,271
Over 12 months	136,416	101,612
	$353,316	$444,592

Note 12: Borrowings

The following table is a summary of borrowings as of December 31:

	2009	2008
Securities sold under agreement to repurchase	$18,374	$46,345
Federal funds purchased	—	28,900
FHLB advances(1)	50,019	167,018
Treasury tax and loan(1)	4,979	2,365
Junior subordinated debentures	58,378	58,378
Subordinated debt	45,000	45,000
Notes payable and other borrowings	500	23,184
	$177,250	$371,190

(1) Included in other short-term borrowing

The Company enters into sales of securities under agreements to repurchase (repurchase agreements) which generally mature within 1 to 90 days from the transaction date. These repurchase agreements are treated as financings and they are secured by mortgage-backed securities with a carrying amount $25.1 million and $48.5 million at December 31, 2009 and 2008. The securities sold under agreements to repurchase consisted of U.S. government agencies and mortgage-backed securities at December 31, 2009 and 2008.

Note 12: Borrowings — continued

The following table is a summary of additional information related to repurchase agreements:

	2009	2008	2007
Average daily balance during the year	$29,782	$45,183	$53,323
Average interest rate during the year	0.47%	1.85%	4.48%
Maximum month-end balance during the year	$47,249	$60,014	$58,509
Weighted average interest rate at year-end	0.22%	0.95%	4.03%

The Company’s borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans. These notes were collateralized by FHLB stock of $9.3 million and loans totaling $203.7 million at December 31, 2009. FHLB stock of $9.3 million and loans totaling $318.4 million were similarly pledged at December 31, 2008. Included in the December 31, 2009 FHLB advance total was a short-term $45.0 million advance that originated on December 30, 2009 and was repaid on January 6, 2010. Additionally, an FHLB advance of $5 million that was outstanding on December 31, 2009 was repaid on February 16, 2010.

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

The Company completed the sale of $27.5 million of cumulative trust preferred securities by its unconsolidated subsidiary, Old Second Capital Trust I in June 2003. An additional $4.1 million of cumulative trust preferred securities was sold in the first week of July 2003. The costs associated with the tender offers of the cumulative trust preferred securities are being amortized over 30 years. The trust preferred securities can remain outstanding for a 30-year term but, subject to regulatory approval, they can be called in whole or in part by the Company beginning on June 30, 2008 and from time to time thereafter. Cash distributions on the securities are payable quarterly at a fixed annual rate of 7.80%. The Company issued a new $32.6 million subordinated debenture to the Trust in return for the aggregate net proceeds of this trust preferred offering. The interest rate and payment frequency on the debenture are equivalent to the cash distribution basis on the trust preferred securities.

The Company issued an additional $25.0 million of cumulative trust preferred securities through a private placement completed by an additional unconsolidated subsidiary, Old Second Capital Trust II (“the Trust”) in April 2007. Although nominal in amount, the costs associated with that issuance are being amortized over 30 years. These trust preferred securities also mature in 30 years, but subject to the aforementioned regulatory approval, can be called in whole or in part on a quarterly basis commencing June 15, 2017. The quarterly cash distributions on the securities are fixed at 6.77% through June 15, 2017 and float at 150 basis points over the British Bankers Association three-month LIBOR rate thereafter. The Company issued a new $25.8 million subordinated debenture to the Trust in return for the aggregate net proceeds of this trust preferred offering and to provide the primary source of financing for the common stock tender offer that was completed in May 2007. The interest rate and payment frequency on the debenture are equivalent to the cash distribution basis on the trust preferred securities.

The Company is not considered a primary beneficiary of either of these Trusts (variable interest entities), therefore the trusts are not consolidated in the Company’s financial statements. Both of the debentures issued by Old Second Bancorp, Inc. are recorded on the consolidated balance sheets as junior subordinated debentures and the related interest expense for each issuance is included in the consolidated statements of operations.

In the first quarter of 2008, the Company entered into a $75.5 million credit facility with LaSalle Bank National Association (now Bank of America). Part of that credit facility replaced a $30.0 million revolving line of credit facility previously held between the Company and Marshall & Ilsley Bank. The $75.5 million credit facility obtained in 2008 was comprised of a $30.5 million senior debt facility, which included the $30.0 million revolving line described above, and $500,000 in term debt as well as $45.0 million of subordinated debt. The subordinated debt and the term debt portion of the senior debt facility mature on March 31, 2018 while the revolving line of credit has a maturity of March 31, 2010. The Company does not plan on renewing the revolving line of credit. The interest rate on the senior debt facility resets quarterly, and is based on, at the Company’s option, either the Lender’s prime rate or three-month LIBOR plus 90 basis

Note 12: Borrowings — continued

points. The interest rate on the subordinated debt resets quarterly, and is equal to three-month LIBOR plus 150 basis points. The proceeds of the $45.0 million of subordinated debt were used to finance the acquisition of Heritage, including transaction costs. The Company reduced the amount outstanding on the Bank of America senior line of credit by $17.6 million in the first quarter of 2009, and as of December 31, 2009, the Company had no principal outstanding on the revolving line, $500,000 in principal outstanding in term debt and $45.0 million in principal outstanding in subordinated debt. The term debt is secured by all of the outstanding capital stock of the Bank. The Company has made all required interest payments on the outstanding principal amounts on a timely basis.

The credit facility agreement contains usual and customary provisions regarding acceleration of the senior debt upon the occurrence of an event of default by the Company under the agreement, as described therein. The agreement also contains certain customary representations and warranties and financial and negative covenants. At December 31, 2008, the Company was not compliant with one of the financial covenants and at December 31, 2009, the Company was not in compliance with two of the financial covenants contained within the credit agreement. The agreement provides that upon an event of default as the result of the Company’s failure to comply with a financial covenant, the lender may (i) terminate all commitments to extend further credit, (ii) increase the interest rate on the revolving line of the term debt (together the “Senior Debt”) by 200 basis points, (iii) declare the Senior Debt immediately due and payable and (iv) exercise all of its rights and remedies at law, in equity and/or pursuant to any or all collateral documents, including foreclosing on the collateral. The total outstanding principal amount of the Senior Debt is the $500,000 in term debt. Because the Subordinated Debt is treated as Tier 2 capital for regulatory capital purposes, the agreement does not provide the lender with any rights of acceleration or other remedies with regard to the Subordinated Debt upon an event of default caused by the Company’s failure to comply with a financial covenant. The lender informed the Company, the lender would not extend any additional credit or make additional disbursements to or for the benefit of the Company. In November 2009, the lender provided notice to the Company that it was invoking the default rate, thereby increasing the rate on the term debt by 200 basis points retroactive to July 30, 2009. The additional interest expense to the Company was $4,300 for the year ended December 31, 2009. The Company and the lender have periodically engaged in discussions regarding the potential resolution of the issues, which could include a change in the covenants and/or other terms, but the parties have not agreed to a mutually satisfactory resolution.

Scheduled maturities and weighted average rates of borrowings for the years ended December 31, were as follows:

	2009		2008
		Weighted	Weighted
		Average	Average
	Balance	Rate	Balance	Rate
2010	$73,372	0.64%	$244,628	0.51%
2011	—	—	22,684	4.73%
2012	—	—	—	—
2013	—	—	—	—
2014	—	—	—	—
Thereafter	103,878	4.92%	103,878	6.43%
Total	$177,250	2.92%	$371,190	2.43%

Note 13: Income Taxes

A detailed discussion of income tax benefit and expense, including changes in the State of Illinois tax law is included under income taxes in the Results of Operations section of this report. Income tax (benefit) expense for the year ended December 31 was as follows:

	2009	2008	2007
Current federal	$(10,095)	$9,340	$9,484
Current state	—	424	—
Deferred federal	(27,501)	(6,298)	(503)
Deferred state	(7,977)	(1,143)	(161)
	$(45,573)	$2,323	$8,820

Note 13: Income Taxes — continued

The following were the components of the deferred tax assets and liabilities as of December 31:

	2009	2008
Allowance for loan losses	$28,183	$17,391
Deferred compensation	798	692
Amortization of core deposit intangible assets	498	445
Goodwill amortization/impairment	20,490	—
Stock option expense	956	570
OREO write downs	2,256	12
State net operating loss (“NOL”) carryforward	2,010	—
Other assets	384	656
Deferred tax assets	55,575	19,766

Accumulated depreciation on premises and equipment	(2,421)	(1,854)
Accretion on securities	(23)	(136)
Mortgage servicing rights	(1,040)	(831)
Goodwill amortization/impairment	—	(2,924)
State tax benefits	(3,700)	(809)
Other liabilities	(509)	(808)
Deferred tax liabilities	(7,693)	(7,362)
	47,882	12,404
Tax benefit on net unrealized losses on securities	1,073	1,364
Net deferred tax asset	$48,955	$13,768

The State NOL carryforward expires December 31, 2021 and the Federal NOL carryforward period expires December 31, 2029. No valuation allowance for deferred tax assets was recorded at December 31, 2009 and 2008. Management believes that it is more likely than not the deferred tax asset will be realized.

The components of the provision for deferred income tax expense (benefit) were as follows:

	2009	2008	2007
Provision for loan losses	$(10,792)	$(10,293)	$(336)
Deferred Compensation	(106)	245	(90)
Amortization of core deposit intangible assets	(53)	(51)	94
Stock option expense	(386)	(198)	(290)
OREO write downs	(2,244)	(12)	—
State net operating loss carryforward	(2,010)	77	(77)
Depreciation	567	(105)	(268)
Net premiums and discounts on securities	(113)	(120)	21
Mortgage servicing rights	209	(252)	(183)
Goodwill amortization/impairment	(23,414)	2,924	—
State tax benefits	2,891	435	81
Other, net	(27)	(91)	384
	$(35,478)	$(7,441)	$(664)

Effective tax rates differ from federal statutory rates applied to financial statement (loss) income due to the following:

	2008	2008	2007
Tax at statutory federal income tax rate	$(38,906)	$4,952	$11,477
Nontaxable interest income, net of disallowed interest deduction	(1,818)	(1,984)	(1,776)
BOLI income	(501)	(215)	(707)
State income taxes, net of federal benefit	(5,185)	(467)	(105)
General business credit	—	(152)	(152)
Goodwill amortization/impairment	746	—	—
Other, net	91	189	83
Tax at effective tax rate	$(45,573)	$2,323	$8,820

Note 14: Employee Benefit Plans

Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust

The Company sponsors a qualified, tax-exempt pension plan qualifying under section 401(k) of the Internal Revenue Code. Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute up to a dollar limit set by law of their compensation to the 401(k) plan. Pursuant to the plan amendment in 2009, the Company will make matching contributions to the account of each “Eligible Participant” in an amount equal to the sum of: 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s compensation but do not exceed 5% of the participant’s compensation. Pursuant to the plan as of December 31, 2008 and the prior year, the Company matched up to 100% of participant’s deferral into the 401(k) plan limited to 6% of each participant’s salary. The profit sharing portion of the 401(k) plan arrangement provides an annual discretionary contribution to the retirement account of each employee based in part on the Company’s profitability in a given year, and on each participant’s annual compensation. Participants can choose between several different investment options under the 401(k) plan, including shares of the Company’s common stock.

The total expense relating to the 401(k) plan was approximately $1.3 million, $2.1 million, and $2.2 million in 2009, 2008, and 2007, respectively.

Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan for Executives

The Company sponsors an executive deferred compensation plan, which is a means by which certain executives may voluntarily defer a portion of their salary or bonus. This plan is an unfunded, non-qualified deferred compensation arrangement. Company obligations under this arrangement as of December 31, 2009 and 2008 were $1.9 million and $1.6 million and are included in other liabilities.

Note 15: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 1,908,332 shares of the Company’s common stock, including the granting of qualified stock options, non-qualified stock options, restricted stock, restricted stock units, and stock appreciation rights. Total shares issuable under the plan were 426,872 at December 31, 2009. Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors. There were 16,500 stock options granted in 2009. All stock options are granted for a term of ten years.

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

Total compensation cost that has been charged against income for those plans was $1.0 million, $1.0 million, $685,000 in 2009, 2008 and 2007, respectively. The total income tax benefit was $359,000, $355,000, and $240,000 in 2009, 2008, and 2007, respectively.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Binomial) model that uses the assumptions noted in the table below. Expected volatilities are based on the previous five-year historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Note 15: Long-Term Incentive Plan — continued

No options were granted in 2008. The fair value of options granted in 2009 and 2007 was determined using the following weighted average assumptions as of grant date:

	2009	2008	2007
Risk-free interest rate	1.75%	N/A	3.38%
Expected term (years)	5	N/A	5
Expected stock price volatility	43.32%	N/A	24.23%
Dividend yield	8.20%	N/A	2.30%

As of December 31, 2009, there was $188,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 0.9 years.

A summary of stock option activity in the Incentive Plan is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Beginning outstanding	722,132	$24.03
Granted	16,500	7.49
Exercised	(5,334)	10.13
Canceled	(17,500)	27.16
Expired	(32,132)	10.46
Ending outstanding	683,666	$24.29	4.74 years	$—

Exercisable at end of year	640,168	$24.49	4.49 years	$—

A summary of changes in the Company’s non-vested options in the Incentive Plan is as follows:

	2009
		Weighted
		Average
		Grant Date
	Shares	Fair Value
Non-vested at January 1	86,662	$6.45
Granted	16,500	2.01
Forfeited	(3,000)	4.23
Vested	(56,664)	6.52
Non-vested at December 31	43,498	4.83

A summary of stock option activity as of each year is as follows:

	2009	2008	2007
Intrinsic value of options exercised	$673	$171,269	$527,505
Cash received from option exercises	54,033	187,266	466,258
Tax benefit realized from option exercises	268	68,063	209,657
Weighted average fair value of options granted	$2.01	N/A	$6.10

Restricted stock was granted beginning in 2005 under the Incentive Plan. There were 133,724 shares issued in 2009, 27,254 in 2008, and 26,184 in 2007. These shares are subject to forfeiture until certain restrictions have lapsed including employment for a specific period. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares at issue date.

Note 15: Long-Term Incentive Plan — continued

A summary of changes in the Company’s non-vested shares of restricted stock is as follows:

	2009
		Weighted
		Average
		Grant Date
	Shares	Fair Value
Non-vested at January 1	53,311	$28.49
Granted	133,724	7.49
Vested	(4,255)	25.09
Forfeited	(3,602)	25.68
Non-vested at December 31	179,178	12.95

As of December 31, 2009, there was $934,000 of total unrecognized compensation cost related to non-vested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.7 years. There were 4,255 and 20,008 shares that vested during the years ended December 31, 2009 and 2008. During year ended December 31, 2007 there were no shares vested.

Note 16: Earnings per Share

	2009	2008	2007
Basic earnings per share:
Weighted-average common shares outstanding	13,815,965	13,584,381	12,508,551
Weighted-average common shares less stock based awards	13,707,746	13,511,062	12,462,171
Weighted-average common shares stock based awards	166,027	72,099	46,380
Net (loss) income from Operations	$(65,588)	$11,824	$23,972
Dividends on preferred shares	(4,281)	—	—
Net (loss) income available to common stockholders	(69,869)	11,824	23,972
Common stock dividends	(1,371)	(8,617)	(7,249)
Un-vested share-based payment awards	(17)	(43)	(26)
Undistributed (Loss) Earnings	(71,257)	3,164	16,697
Basic (loss) earnings per share common undistributed earnings	(5.14)	0.23	1.34
Basic (loss) earnings per share common distributed earnings	0.10	0.64	0.58
Basic (loss) earnings per share of common stock	$(5.04)	$0.87	$1.92
Weighted-average common shares outstanding	13,815,965	13,584,381	12,508,551
Dilutive effect of nonvested restricted shares	96,951	32,970	16,273
Dilutive effect of stock options	—	71,863	130,482
Diluted average common shares outstanding	13,912,916	13,689,214	12,655,306
Net (loss) income available to common stockholders	$(69,869)	$11,824	$23,972
Diluted (loss) earnings per share	$(5.04)	$0.86	$1.89

Number of antidilutive options excluded from the diluted earnings per share calculation	1,577,000	475,000	373,000

The above earnings per share calculation did not include 815,339 common stock warrants that were outstanding as of December 31, 2009.

Note 17: Other Comprehensive Income (Loss)

The following table summarizes net (loss) income and other comprehensive income (loss) including the related income tax effect for the components of Other Comprehensive Income (Loss) as of December 31:

	2009	2008	2007
Net (loss) income available to common stockholders	$(69,869)	$11,824	$23,972

Unrealized holding (losses) gains on available-for-sale securities arising during the period by security type
U.S. Treasury	$(48)	$509	$516
U.S. government agencies	(563)	720	4,426
U.S. government agency mortgage-backed	1,020	724	1,036
States and political subdivisions	2,668	318	1,076
Collateralized mortgage obligations	764	364	423
Collateralized debt obligations	616	(7,393)	25
Equity securities	11	(16)	644
Total unrealized holding gains (losses) on available-for-securities arising during the period	$4,468	$(4,774)	$8,146
Related tax (expense) benefit	(1,778)	1,911	(3,224)
Holding gains (losses) after tax	2,690	(2,863)	4,922

Less: Reclassification adjustment for the net gains and losses realized during the period
Net realized gains (losses) by security type
U.S. Treasury	$—	$569	$—
U.S. government agencies	315	407	51
U.S. government agency mortgage-backed	583	572	—
States and political subdivisions	2,411	(66)	(21)
Collateralized mortgage obligations	445	201	—
Collateralized debt obligations	—	199	—
Equity securities	—	—	644
Total net realized gains	3,754	1,882	674
Income tax expense on net realized gains	(1,487)	(746)	(268)
Net realized gains after tax	2,267	1,136	406
Other comprehensive income (loss) on available-for-sale securities	423	(3,999)	4,516

Changes in fair value of derivatives used for cashflow hedge arising during the period	$158	$(158)	$—
Related tax (expense) benefit	(63)	63	—
Other comprehensive income (loss) on cashflow hedge	95	(95)	—

Total other comprehensive income (loss)	$518	$(4,094)	$4,516

Note 18: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations for borrowers as it does for on-balance sheet instruments. Borrower letters of credit (“LC’s”) outstanding at December 31, 2009 were approximately $49.3 million; of which $18.4 million were variable rate financial standby LC’s, $10.6 million were variable rate commercial standby LC’s, $1.1 million were fixed rate performance standby LC’s, and $19.2 million were variable rate performance LC’s. Additionally, the Company is responsible for $5.1 million in performance standby letters of credit commitments not associated with commitments to extend credit to borrowers. Of that amount, $2.1 million of that amount relates to properties held in other real estate owned and $3.0 million relates to a pledge to secure bank-operating activities. The $3.0 million performance standby letter of credit was released in January 2010 as it was replaced with a pledge and withdrawal restriction renewable one-month maturity certificate of

Note 18: Commitments — continued

deposit, an additional $831,000 matures within one year, and the remaining $1.3 million matures within a one to three year horizon. As of December 31, 2009, firm commitments to fund loans in the future were approximately $315.7 million, of which $55.2 million were fixed rate and $260.5 million were variable rate. The Bank had $395,000 in commitments to one borrower whose loans were classified as troubled debt restructurings at December 31, 2009. Borrower letters of credit outstanding at December 31, 2008 were approximately $62.9 million; of which $21.5 million were financial standby LC’s, $13.1 million were commercial standby LC’s, and $28.3 million were performance standby LC’s. As of December 31, 2008, firm commitments to fund loans in the future were approximately $438.0 million, of which $84.9 million were fixed rate and $353.1 million were variable rate. As of December 31, 2009, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

Certain subsidiaries of the Company and branches of the Bank occupy certain facilities under long-term operating leases, some of which include provisions for future rent increases, and, in addition, lease certain software and data processing and other equipment as well as sites that house ATM’s. The estimated aggregate minimum annual rental commitments under these leases total $804,000 in 2010, $302,000 in 2011, $212,000 in 2012, $112,000 in 2013, and $86,000 in 2014. The Company also receives rental income on certain leased properties. As of December 31, 2009, aggregate future minimum rentals to be received under non-cancelable leases totaled $175,000. Total facility operating lease expense, net of rental income, recorded under all operating leases was $336,000 in 2009, $423,000 in 2008, and $739,000 in 2007. Total ATM lease expense, including the costs related to servicing those ATM’s, was $928,000 in 2009, $898,000 in 2008, and $804,000 in 2007.

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

In 2004, West American Insurance Company instituted a suit against a predecessor to the Bank seeking a declaratory judgment to declare that it had no insurance coverage liability to the Bank or its employee for any liability relating to a defamation suit for which the Bank and its employee, as defendants, entered into a settlement agreement with the plaintiff. The Bank subsequently filed a counterclaim against West American seeking to hold West American liable for the full amount paid by the Bank to settle the judgment in favor of the plaintiff in the defamation suit.

A verdict for approximately $2.0 million was entered in the Circuit Court of LaSalle County on January 17, 2007 in favor of the Bank and against West American. West American subsequently filed a Notice of Appeal on February 8, 2007 in the Third District Appellate Court of Illinois and oral argument took place in January 2008. On February 27, 2009, the Appellate Court issued a split decision reversing the trial court ruling against West American. On April 2, 2009, the Bank filed a Petition for Leave to Appeal to the Illinois Supreme Court, which was subsequently granted. On November 18, 2009, the Illinois Supreme Court heard oral argument on the appeal. The parties are currently awaiting the Illinois Supreme Court to issue its opinion. As a result of the pending appeal, the Company has not recorded any amount of the original judgment.

Note 19: Regulatory Capital

As of December 31, 2009, total stockholders’ equity was $197.2 million, an increase of $4.1 million, or 2.1%, from $193.1 million as of December 31, 2008. As discussed in the management discussion and analysis and Note 24 of these consolidated financial statements of this annual report, Treasury completed its investment in the Company in January 2009 and these proceeds were included as part of Tier 1 capital at December 31, 2009. The Series B fixed rate cumulative perpetual preferred stock and warrants to purchase common stock of the Company that were issued are valued at $69.0 million and $4.8 million, respectively, at December 31, 2009. The fair value ascribed to the warrants is carried in additional paid-in capital.

Note 19: Regulatory Capital — continued

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Those agencies define the basis for these calculations including the prescribed methodology for the calculation of the amount of risk-weighted assets. The risk based capital guidelines were designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks. The guidelines assess balance sheet and off-balance sheet exposures, and lessen disincentives for holding liquid assets. Under the regulations, assets and off-balance sheet items are assigned to risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and regulators can lower classifications in certain areas and/or require additional capital above adequacy guidelines. Failure to meet various capital requirements can initiate regulatory action that could have a direct material adverse effect on the financial statements. The prompt corrective action regulations provide five classifications for banks, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is not required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. Management can also hold higher capital levels consistent with customized risk assessments.

Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve Capital guidelines. Bank and holding company capital adequacy guidelines are described in the accompanying table. As of December 31, 2009, the Bank exceeded the general minimum regulatory requirements to be considered “well capitalized.” The table shows the capital ratios of the Company and the Bank, as of December 31, 2009 and December 31, 2008, and these ratios are calculated on a consistent basis with the ratios disclosed in the most recent filings with the regulatory agencies. In connection with the current economic environment and the Bank’s level of nonperforming assets, which are higher than its historical averages, management instituted a capital plan to maintain the Bank’s Tier 1 capital to average assets at above 8.75% and its total capital to risk weighted assets at above 11.25%. On February 23, 2010, the Company injected $21.5 million of the Company’s proceeds from the above Treasury investment in the Series B fixed rate cumulative perpetual preferred stock into the Bank as part of its capital plan.

			Minimum Required		Minimum Required
	Actual		for Capital		to be Well
	at year-end		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009:
Total capital to risk weighted assets
Consolidated	$294,761	13.26%	$177,835	8.00%	N/A	N/A
Old Second Bank	256,927	11.57	177,650	8.00	222,063	10.00
Tier 1 capital to risk weighted assets
Consolidated	221,520	9.96	88,964	4.00	N/A	N/A
Old Second Bank	228,730	10.30	88,827	4.00	133,241	6.00
Tier 1 capital to average assets
Consolidated	221,520	8.48	104,491	4.00	N/A	N/A
Old Second Bank	228,730	8.89	102,916	4.00	128,645	5.00

2008:
Total capital to risk weighted assets
Consolidated	$263,260	10.76%	$195,732	8.00%	N/A	N/A
Old Second Bank	282,066	11.54	195,540	8.00	244,425	10.00
Tier 1 capital to risk weighted assets
Consolidated	187,548	7.66	97,936	4.00	N/A	N/A
Old Second Bank	251,390	10.29	97,722	4.00	146,583	6.00
Tier 1 capital to average assets
Consolidated	187,548	6.50	115,414	4.00	N/A	N/A
Old Second Bank	251,390	8.72	115,317	4.00	144,146	5.00

Note 19: Regulatory Capital — continued

The Company paid consideration of $43.0 million in cash and issued 1,563,636 shares of Company stock valued at $27.50 per share to consummate the acquisition of Heritage on February 8, 2008. As detailed in Note 12, the Company also established credit facilities Bank of America to finance the acquisition that included $45.0 million in subordinated debt. That debt obligation qualified as Tier 2 regulatory capital. In addition, trust preferred securities qualified as Tier 1 regulatory capital, and the Company continued to treat the maximum amount of this security type allowable under regulatory guidelines as Tier 1 capital

Banking regulations and capital guidelines limit the amount of dividends that may be paid by the Bank without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s profits, combined with the retained profit of the previous two years, subject to the capital requirements described above. As a result of the December 31, 2009 operating loss, no funds are available for the payment of dividends by the Bank to the Company.

Note 20: Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company’s practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships using the accepted accounting for derivative instruments and hedging activities at December 31.

	2009	2008
Forward contracts:
Notional amount(1)	$41,092	$49,255
Fair value	186	(213)
Change in fair value	(500)	(148)

Rate lock commitments:
Notional amount	$31,820	$49,255
Fair value	267	(213)
Change in fair value	(348)	(148)

(1) Includes $39.5 million in forward mortgage-backed securities (“MBS”) sales contracts as of December 31, 2009. There were no forward MBS sales contracts as of December 31, 2008.

Fair values were estimated based on changes in mortgage interest rates from the date of the commitments. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. The Company sold $368.6 million in loans to investors of which Bank of America received $135.9 million, or 36.9%, Chase Manhattan Bank received $121.5 million, or 33.0%, Citi Mortgage received $3.6 million, or 1.0%, GMAC received $61.0 million, or 16.5%, MetLife received $5.6 million, or 1.5%, Franklin American received $5.7 million, or 1.5%, and Wells Fargo received $35.3 million, or 9.6%. The Company also sold $113.2 million to Federal National Mortgage Association in the year ended December 31, 2009.

Note 20: Mortgage Banking Derivatives — continued

Periodic changes in value of both forward contracts and rate lock commitments are reported in current period earnings as net gain on sale of mortgage loans. The following table reflects the net gain or loss recorded on all derivative activity, the portion of this net gain or loss attributable to the ineffective portion of fair value hedges, and the portion of gain or loss attributable to derivatives that are not included in fair value hedges for:

	2009	2008	2007

Net gain/(loss) recognized in earnings	$152	$—	$—

Ineffective portion of hedge	152	—	—
Gain/(loss) from derivatives excluded from hedges	—	—	—

Note 21: Fair Values of Financial Instruments

The estimated fair values approximate carrying amount for all items except those described in the following table. Investment security fair values are based upon market prices or dealer quotes, and if no such information is available, on the rate and term of the security. The fair value of the collateralized debt obligations included in investment securities include a risk premium adjustment to provide an estimate of the amount that a market participant would demand because of uncertainty in cash flows and the methods for determining fair value of securities are discussed in detail below in Note 22. It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions on transferability. Fair values of loans were estimated for portfolios of loans with similar financial characteristics, such as type and fixed or variable interest rate terms. Cash flows were discounted using current rates at which similar loans would be made to borrowers with similar ratings and for similar maturities. The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities. The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities. The fair value of off-balance sheet items is not considered material. The fair value of mortgage banking derivatives is discussed above in Note 20.

The carrying amount and estimated fair values of financial instruments were as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash, due from banks and federal funds sold	$38,385	$38,385	$71,596	$71,596
Interest bearing deposits with financial institutions	24,500	24,500	809	809
Securities available-for-sale	246,241	246,241	406,386	406,386
FHLB and FRB stock	13,044	13,044	13,044	13,044
Bank-owned life insurance	50,185	50,185	48,754	48,754
Loans, net and loans held-for-sale	2,009,872	2,020,657	2,253,135	2,266,331
Accrued interest receivable	8,629	8,629	11,910	11,910
	$2,390,856	$2,401,641	$2,805,634	$2,818,830
Financial liabilities:
Deposits	$2,206,277	$2,220,836	$2,387,128	$2,408,381
Securities sold under repurchase agreements	18,374	18,375	46,345	46,348
Federal funds purchased	—	—	28,900	28,900
Other short-term borrowings	54,998	55,028	169,383	169,463
Junior subordinated debentures	58,378	50,593	58,378	56,269
Subordinated debt	45,000	44,674	45,000	44,940
Notes payable and other borrowings	500	496	23,184	23,372
Accrued interest payable	3,164	3,164	5,023	5,023
	$2,386,691	$2,393,166	$2,763,341	$2,782,696

Note 22: Fair Value Option and Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (now ASC 820-10). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about Fair Value Measurements. The guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. This guidance became effective for fiscal years beginning after November 15, 2007. Fair Value Measurements does not change existing guidance as to whether or not an asset or liability is carried at fair value, but it defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The “Fair Value Option for Financial Assets and Financial Liabilities” requirement generally permits the measurement of selected eligible financial instruments at fair value at specified election dates, subject to the conditions set for the in the standard.

The Company elected to adopt the “Fair Value Option for Financial Assets and Financial Liabilities” as required on January 1, 2008 and the impact of adoption was not material. That standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. As of April 1, 2009, the Company elected the fair value option for loans held-for-sale. The Company did not elect the fair value option for any other financial assets or financial liabilities for the year ended December 31, 2009.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy established also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

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

The Company uses the following methods and significant assumptions to estimate fair value:

•                  Securities available-for-sale-are valued primarily by a third party pricing agent and both the market and income valuation approaches are implemented using the following types of inputs:

•                  U.S. treasuries are priced using the market approach and utilizing live data feeds from active market exchanges for identical securities.

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

Note 22: Fair Value Option and Fair Value Measurements — continued

•                  Collateralized debt obligations are collateralized by trust preferred security issuances of other financial institutions.  Uncertainty in the financial markets in the periods presented has resulted in reduced liquidity for these investment securities, which continued to affect market pricing in the period presented.  To reflect an appropriate fair value measurement, management included a risk premium adjustment to provide an estimate of the amount that a market participant would demand because of uncertainty in cash flows in the discounted cash flow analysis.  Management made that adjustment to Level 3 valuation at June 30, 2009 because the level of market activity for the CDO security has continued to decrease and information on orderly sale transactions was not generally available.

•                  Marketable equity securities are priced using available market information.

•                  Residential mortgage loans eligible for sale in the secondary market are carried at fair market value.  The fair value of loans held for sale is determined using quoted secondary market prices.

•                  Lending related commitments to fund certain residential mortgage loans (interest rate locks) to be sold in the secondary market and forward commitments for the future delivery of mortgage loans to third party investors as well as forward commitments for future delivery of mortgage-backed securities are considered derivatives.  Fair values are estimated based on observable changes in mortgage interest rates including mortgage-backed securities prices from the date of the commitment and do not typically involve significant judgments by management.

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

•                  Interest rate swap positions, both assets and liabilities, are based on a valuation pricing model using an income approach based upon readily observable market parameters such as interest rate yield curves.

•                  The credit valuation reserve on customer interest rate swap positions was determined based upon management’s estimate of the amount of credit risk exposure, including available collateral protection and/or by utilizing an estimate related to a probability of default as indicated in the Bank credit policy.  Such adjustments would result in a Level 3 classification.

•                  The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals.  These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.  Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available.  Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

•                  Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell.  Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification.  In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Note 22: Fair Value Option and Fair Value Measurements — continued

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

The tables below present the balance of assets and liabilities at December 31, 2009 and December 31, 2008, respectively, which are measured by the Company at fair value on a recurring basis:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investment securities available-for-sale
U.S. Treasury	$1,523	$—	$—	$1,523
U.S. government agencies	5,000	79,452	—	84,452
U.S. government agency mortgage-backed	—	42,800	—	42,800
States and political subdivisions	—	83,338	—	83,338
Collateralized mortgage obligations	—	23,151	—	23,151
Collateralized debt obligations	—	—	10,883	10,883
Equity securities	41	—	53	94
Loans held-for-sale	—	11,586	—	11,586
Other assets (Interest rate swap agreements net of swap credit valuation)	—	3,742	(285)	3,457
Other assets (Forward loan commitments to investors)	—	146	—	146
Total	$6,564	$244,215	$10,651	$261,430

Liabilities:
Other liabilities (Interest rate swap agreements)	$—	$3,742	$—	$3,742
Other liabilities (Interest rate lock commitments to borrowers)	—	(70)	—	(70)
Other liabilities (Risk Participation Agreement)	—	—	31	31
Total	$—	$3,672	$31	$3,703

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Investment securities available-for-sale
U.S. Treasury	$1,568	$—	$—	$1,568
U.S. government agencies	10,930	85,425	—	96,355
U.S. government agency mortgage-backed	8,472	78,778	—	87,250
States and political subdivisions	1,778	149,815	—	151,593
Collateralized mortgage obligations	—	59,270	—	59,270
Collateralized debt obligations	—	10,267	—	10,267
Equity securities	31	—	52	83
Other assets (Interest rate swap agreements)	—	4,860	—	4,860
Other assets (Forward loan commitments to investors)	—	(148)	—	(148)
Total	$22,779	$388,267	$52	$411,098

Liabilities:
Other liabilities (Interest rate swap agreements)	$—	$5,018	$—	$5,018
Other liabilities (Interest rate lock commitments to borrowers)	—	(148)	—	(148)
Other liabilities (Risk Participation Agreement)	—	—	26	26
Total	$—	$4,870	$26	$4,896

Note 22: Fair Value Option and Fair Value Measurements — continued

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs are summarized as follows:

	December 31, 2009
	Investment	Interest Rate	Risk
	securities available-	Swap Credit	Valuation
	for-sale	Valuation	Agreement
Beginning balance January 1, 2009	$52	$—	$(26)
Total gains or losses (realized/unrealized)
Included in earnings	91	—	(5)
Included in other comprehensive income	(253)	—	—
Purchases and issuances	—	(285)	—
Settlements	(65)	—	—
Expirations	—	—	—
Transfers in and /or out of Level 3	11,111	—	—
Ending balance December 31, 2009	$10,936	$(285)	$(31)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis:

The Company may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis in accordance with GAAP. These assets consist of servicing rights, impaired loans and other real estate owned. At December 31, 2008, loans held-for-sale were valued at the lower-of-cost or fair market value basis. For assets measured at fair value on a nonrecurring basis on hand at December 31, 2009 and December 31, 2008, respectively, the following tables provide the level of valuation assumptions used to determine each valuation and the carrying value of the related assets:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mortgage servicing rights(1)	$—	$—	$2,450	$2,450
Impaired loans(2)	—	—	84,246	84,246
Other real estate owned, net(3)	—	—	40,200	40,200
Total	$—	$—	$126,896	$126,896

(1) Mortgage servicing rights, which were carried at the lower-of-cost or fair value, totaled $2.5 million, which is net of a valuation reserve amount of $20,000. A net recovery of $579,000 was included in earnings for the year ending December 31, 2009.

(2) Represents carrying value and related write-downs of loans for which adjustments are substantially based on the appraised value of collateral for collateral-dependent loans, had a carrying amount of $100.8 million, with a valuation allowance of $16.3 million, resulting in a increase of specific allocations within the provision for loan losses of $956,000 for the year ending December 31, 2009. The carrying value of loans fully charged off is zero.

(3) Other real estate owned is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $40.2 million, which is made up of the outstanding balance of $45.9 million, net of a valuation allowance of $5.7 million, at December 31, 2009, resulting in a charge to expense of $5.8 million for the year ended December 31, 2009.

Note 22: Fair Value Option and Fair Value Measurements — continued

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mortgage servicing rights(1)	$—	$—	$1,374	$1,374
Impaired loans(2)	—	—	65,792	65,792
Other real estate owned	—	—	15,212	15,212
Total	$—	$—	$82,378	$82,378

(1) Mortgage servicing rights, which are carried at the lower-of-cost or fair value, totaled approximately $1.4 million, which is net of a valuation reserve amount of approximately $599,000. A net impairment of $512,000 was included in earnings for the year ending December 31, 2008.

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

Note 23: Interest Rate Swaps

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

Interest Rate Swap Designated a Cash Flow Hedge

The interest rate swap notional amount entered into on October 24, 2008 totaled $45.0 million as of December 31, 2008, was designated as a cash flow hedge of certain subordinated debentures and was determined to be fully effective during the period presented. As such, no amount of ineffectiveness has been included in net income. Therefore, the aggregate fair value of the swap is recorded in other liabilities with changes in fair value recorded in other comprehensive loss. The amount included in accumulated other comprehensive loss would be reclassified to current earnings should the hedge no longer be considered effective. The Company’s hedge remained fully effective during the remaining terms of the swap. There was no interest rate swap designated as a cash flow hedge as of December 31, 2009 or 2007.

Summary information about the interest-rate swap designated as a risk management cash flow hedge as of the year ended December 31, 2008, is as follows:

2008
Notional amount	$45,000
Weighted average pay rate	2.86%
Weighted average receive rate	3.54%
Weighted average maturity	3 months
Unrealized loss, net of tax	$95

Interest income recorded on this swap transaction totaled $61,000 for year ended December 31, 2008 and was reported as a reduction to interest expense on subordinated debentures. At December 31, 2008, the Company expected the unrealized loss to be a potential adjustment to interest expense in 2009.

Note 23: Interest Rate Swaps — continued

Other Interest Rate Swaps

The Company also has interest rate derivative positions to assist with risk management that is not designated as hedging instruments. These derivative positions relate to transactions in which the Bank enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution. Due to financial covenant violations relating to nonperforming loans the Bank had $5.9 million in investment securities pledged to support interest rate swap activity with a correspondent financial institution at December 31, 2009. There was no related pledge requirement at December 31, 2008. In connection with each transaction, the Bank agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate. At the same time, the Bank agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the client to effectively convert a variable rate loan to a fixed rate loan and is also part of the Company’s interest rate risk management strategy. Because the Bank acts as an intermediary for the client, changes in the fair value of the underlying derivative contracts offset each other and do not generally impact the results of operations. Fair value measurements include an assessment of credit risk related to the client’s ability to perform on their contract position, however, and valuation estimates related to that exposure are discussed in Note 22 above. At December 31, 2009, the notional amount of non-hedging interest rate swaps was $96.0 million with a weighted average maturity of 4.1 years. At December 31, 2008, the notional amount of non-hedging interest rate swaps was $52.6 million with a weighted average maturity of 4.5 years. The Bank offsets derivative assets and liabilities that are subject to a master netting arrangement.

As of December 31, 2009, the Bank was party to one risk participation agreement (“RPA”) in a swap transaction with a correspondent bank for which it received a participation payment. As a participant in the RPA agreement, the Bank is not a party to the swap transaction, but it does act as a financial guarantor of 26.49% of the close out value of the swap should the counterparty to the swap transaction default or otherwise fail to perform its payment obligation, which ends June 27, 2011. The Bank estimates the market value of the RPA monthly and includes the estimated change in value in its quarterly operating results. The maximum theoretical upper limit of dollar exposure of this credit risk is approximately $417,000 and is derived by assuming interest rates and reached an effective rate of 0.0%. The actual potential credit risk of the RPA at December 31, 2009 was approximately $316,000.

The Bank also grants mortgage loan interest rate lock commitments to borrowers, subject to normal loan underwriting standards. The interest rate risk associated with these loan interest rate lock commitments is managed by entering into contracts for future deliveries of loans as well as mortgage-backed securities. Loan interest rate lock commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to originate residential mortgage loans held-for-sale and forward commitments to sell residential mortgage loans are considered derivative instruments and changes in the fair value are recorded to mortgage banking income. Fair value of mortgage loan commitments were estimated based on observable changes in mortgage interest rates and mortgage-backed security prices from the date of the commitments.

The following table presents derivatives not designated as hedging instruments as of December 31, 2009 and periodic changes in the values of the interest rate swaps and the risk participation agreement contract are reported in other noninterest income. Periodic changes in the value of the forward contracts related to mortgage loan origination are reported in the net gain on sales of mortgage loans.

Note 23: Interest Rate Swaps — continued

		Asset Derivatives		Asset Derivatives
	Notional of	Balance		Balance
	Contractual	Sheet	Fair	Sheet	Fair
	Amount	Location	Value	Location	Value
Interest rate swap contracts net of credit valuation	$96,002	Other Assets	$3,457	Other Liabilities	$3,742
Commitments(1)	352,382	Other Assets	146	N/A	—
Forward contracts	41,092	N/A	—	Other Liabilities	(70)
Risk participation agreements	7,000	N/A	—	Other Liabilities	31
			$3,603		$3,703

(1) See note 18

The following table presents derivatives not designated as hedging instruments as of December 31, 2008.

		Asset Derivatives		Asset Derivatives
	Notional of	Balance		Balance
	Contractual	Sheet	Fair	Sheet	Fair
	Amount	Location	Value	Location	Value
Interest rate swap contracts net of credit valuation	$52,607	Other Assets	$4,860	Other Liabilities	$5,018
Commitments(1)	487,293	Other Assets	(148)	N/A	—
Forward contracts	49,255	N/A	—	Other Liabilities	(148)
Risk participation agreements	7,000	N/A	—	Other Liabilities	26
			$4,712		$4,896

(1) See note 18

Note 24: Preferred Stock

The Series B Fixed Rate Cumulative Perpetual Preferred Stock was issued as part of the TARP Capital Purchase Program implemented by the Treasury. The Series B Preferred Stock qualified as Tier 1 capital and pays cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum for the first five years, and 9% per annum thereafter. Concurrent with issuing the Series B Preferred Stock, the Company issued to the Treasury a ten year warrant to purchase 815,339 shares of the Company’s Common Stock at an exercise price of $13.43 per share.

The American Recovery and Reinvestment Act of 2009, which was enacted on February 17, 2009, permits the Company to redeem the Series B Preferred Stock at any time by repaying the Treasury, without penalty and without the requirement to raise new capital, subject to the Treasury’s consultation with the Company’s appropriate regulatory agency.

Subsequent to the Company’s receipt of the $73.0 million in proceeds from the Treasury in the first quarter of 2009, the proceeds were allocated between the preferred stock and warrants that were issued. The warrants were classified as equity, and the allocation was based on their relative fair values in accordance with accounting guidance. The fair value was determined for both the preferred stock and the warrants as part of the allocation process in the amounts of $68.2 million and $4.8 million, respectively.

The fair value of the preferred stock was determined by using FAS No. 157, “Fair Value Measurement” (now ASC 820-10) concepts, using a discounted cash flow approach. Upon review of economic conditions and events that gave rise to the TARP initiative, a discount rate of 15% was selected to reflect management’s estimate of a current market rate for the Company. Factors such as the creditworthiness of the Company, its standing as a public company, and the unique economic environment particularly as it related to financial institutions and the Treasury program were considered, as was the ability of the Company to access capital. A final factor was management’s belief that the initial stated preferred stock dividend rate (5%) was below market, which also drove the decision to select the higher discount rate of 15%.

Note 23: Preferred Stock — continued

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions, including a restriction against increasing dividends from the immediately preceding quarter prior to issuance. The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also will be restricted. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Preferred Stock and (b) the date on which the Preferred Stock has been redeemed in whole or the Treasury has transferred all of the Preferred Stock to third parties, except that, after the third anniversary of the date of issuance of the Preferred Stock, if the Preferred Stock remains outstanding at such time, the Company may not increase its common dividends per share without obtaining consent of the Treasury.

The Purchase Agreement also subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the “EESA”). In this connection, as a condition to the closing of the transaction, the Company’s Senior Executive Officers (as defined in the Purchase Agreement) (the “Senior Executive Officers”), (i) voluntarily waived any claim against the U.S. Treasury or the Company for any changes to such officer’s compensation or benefits that are required to comply with the regulation issued by the U.S. Treasury under the TARP Capital Purchase Program and acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements as they relate to the period the U.S. Treasury owns the Preferred Stock of the Company; and (ii) entered into a letter with the Company amending the Benefit Plans with respect to such Senior Executive Officers as may be necessary, during the period that the Treasury owns the Preferred Stock of the Company, as necessary to comply with Section 111(b) of the EESA.

Note 25: Subsequent Events

We have evaluated subsequent events through the date our financial statements were issued. As discussed in Note 19 to these consolidated financial statements, the Company injected $21.5 million in capital into the Bank. We do not believe any additional subsequent events have occurred that would require further disclosure or adjustment to our financial statements.

Note 26: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2009	2008
Assets
Non-interest-bearing deposit with bank subsidiary	$5,138	$10
Investment in subsidiaries	253,825	315,456
Securities available-for-sale	41,766	—
Other assets	2,564	2,758
	$303,293	$318,224

Liabilities and Stockholders’ Equity
Junior subordinated debentures	$58,378	$58,378
Subordinated debt	45,000	45,000
Other liabilities	2,707	21,750
Stockholders’ equity	197,208	193,096
	$303,293	$318,224

Condensed Statements of Operations for the years ended December 31 were as follows:

	2009	2008	2007
Operating Income
Cash dividends received from subsidiaries	$1,192	$11,171	$13,389
Interest income	56	—	—
Other income	185	155	173
	1,433	11,326	13,562
Operating Expenses
Junior subordinated debentures interest expense	4,287	4,281	3,629
Subordinated debt	1,245	1,831	—
Other interest expense	98	794	1,025
Other expenses	2,481	3,277	3,011
	8,111	10,183	7,665
(Loss) Income before income taxes and equity in undistributed net (loss) income of subsidiaries	(6,678)	1,143	5,897
Income tax benefit	(3,102)	(3,969)	(2,969)
(Loss) Income before equity in undistributed net (loss) income of subsidiaries	(3,576)	5,112	8,866
Equity in undistributed net (loss) income of subsidiaries	(62,012)	6,712	15,106
Net (loss) income	$(65,588)	$11,824	$23,972

Note 26: Parent Company Condensed Financial Information – continued

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2009	2008	2007
Cash Flows from Operating Activities
Net (loss) income	$(65,588)	$11,824	$23,972
Adjustments to reconcile net (loss) income to net cash from operating activities:
Equity in undistributed net loss (income) of subsidiaries	62,012	(6,712)	(15,106)
Change in taxes payable	668	(342)	757
Change in other assets	262	(990)	154
Net premium amortization on securities	83
Securities loss (gains)	1	—	(163)
Stock-based compensation	1,000	908	685
Other, net	(523)	412	86
Net cash (used in) provided by operating activities	(2,085)	5,100	10,385

Cash Flows from Investing Activities
Purchase of securities available-for-sale	(45,358)	—	—
Proceeds from the sales and maturities of securities available-for-sale	3,500	—	163
Investment in unconsolidated subsidiary	45	—	(774)
Outlays for business acquisitions	—	(87,557)	—
Net cash used in investing activities	(41,813)	(87,557)	(611)

Cash Flows from Financing Activities
Dividends paid	(6,481)	(8,275)	(7,294)
(Payments) Proceeds from notes payable and other borrowings	(17,550)	(560)	2,185
Purchases of treasury stock	(5)	(41)	(31,239)
Proceeds from the issuance of subordinated debt	—	45,000	—
Proceeds from junior subordinated debentures	—	979	25,774
Proceeds from the issuance of common stock	—	43,000	—
Proceeds from the issuance of preferred stock	68,245
Proceeds from the issuance of common stock warrants	4,755
Proceeds from stock options exercised	55	187	466
Tax benefit from stock options exercised	—	68	209
Tax benefit from dividend equivalent payment	7	15	—
Net cash provided by financing activities	49,026	80,373	(9,899)
Net change in cash and cash equivalents	5,128	(2,084)	(125)
Cash and cash equivalents at beginning of year	10	2,094	2,219
Cash and cash equivalents at end of year	$5,138	$10	$2,094

Note 27: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2009				2008
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$31,206	$31,943	$33,788	$35,713	$37,710	$39,195	$40,230	$40,792
Interest expense	8,971	10,921	12,114	13,507	14,297	15,562	17,702	20,852
Net interest income	22,235	21,022	21,674	22,206	23,413	23,633	22,528	19,940
Provision for loan losses	30,140	9,650	47,500	9,425	21,215	6,300	1,900	900
Securities gains (losses)	1,986	454	1,391	(77)	519	(20)	1,075	308
(Loss) income before taxes	(16,821)	1,346	(96,354)	668	(9,702)	5,470	10,640	7,739
Net (loss) income	(9,618)	1,472	(58,426)	984	(5,183)	4,121	7,322	5,564
Basic (loss) earnings per share	(0.77)	0.03	(4.29)	0.01	(0.39)	0.30	0.53	0.43
Diluted (loss) earnings per share	(0.77)	0.03	(4.29)	0.01	(0.39)	0.30	0.53	0.42
Dividends paid per share	0.01	0.01	0.04	0.04	0.16	0.16	0.16	0.15

Note 28: Stockholders’ Rights Plan

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

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard,
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors and Shareholders

Old Second Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Old Second Bancorp, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Old Second Bancorp, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010, expressed an unqualified opinion.

Chicago, Illinois

March 16, 2010

Old Second Bancorp, Inc. and Subsidiaries

Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4173

(630) 892-0202

www.oldsecond.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Stock Market under the symbol “OSBC”. As of December 31, 2009, the Company had approximately 1,100 stockholders of record of its common stock. The following table sets forth the range of prices during each quarter for 2009 and 2008. Stock prices have been restated to reflect stock splits.

	2009			2008
	High	Low	Dividend	High	Low	Dividend
First quarter	$13.31	$3.55	$0.04	$29.38	$24.05	$0.15
Second quarter	8.04	4.83	0.04	28.51	11.53	0.16
Third quarter	6.65	4.50	0.01	26.97	10.65	0.16
Fourth quarter	7.47	4.90	0.01	21.35	11.11	0.16

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

Old Second Bancorp, Inc. and Subsidiaries

Consolidating Balance Sheet

December 31, 2009

(In thousands)

	Old Second	Old Second		Old Second
	National	Bancorp, Inc.	Consolidating	Bancorp, Inc.
	Bank	Parent Only	Adjustments	Consolidated
Assets
Cash and due from banks	$36,842	$35	$(35)	$36,842
Interest bearing deposits with financial institutions	21,365	5,103	(1,968)	24,500
Federal funds sold	1,543	—	—	1,543
Short-term securities available-for-sale	16,911	—	—	16,911
Cash and cash equivalents	76,661	5,138	(2,003)	79,796
Securities available-for-sale	187,564	41,766	—	229,330
Federal Home Loan Bank and Federal Reserve Bank stock	13,044	—	—	13,044
Loans held-for-sale	11,586	—	—	11,586
Loans	2,062,826	—	—	2,062,826
Less: allowance for loan losses	64,540	—	—	64,540
Net loans	1,998,286	—	—	1,998,286
Premises and equipment, net	58,406	—	—	58,406
Other real estate owned	40,200	—	—	40,200
Mortgage servicing rights, net	2,450	—	—	2,450
Goodwill	—	—	—	—
Core deposit and other intangible assets, net	6,654	—	—	6,654
Bank-owned life insurance	50,185	—	—	50,185
Investment in subsidiaries	8	253,825	(252,072)	1,761
Accrued interest and other assets	103,207	2,564	(812)	104,959
Total assets	$2,548,251	$303,293	$(254,887)	$2,596,657
Liabilities
Deposits:
Noninterest bearing demand	$308,339	$—	$(35)	$308,304
Interest bearing:
Savings, NOW, and money market	995,519	—	(1,968)	993,551
Time	904,422	—	—	904,422
Total deposits	2,208,280	—	(2,003)	2,206,277
Securities sold under repurchase agreements	18,374	—	—	18,374
Federal funds purchased	—	—	—	—
Other short-term borrowings	54,998	—	—	54,998
Junior subordinated debentures	—	58,378	—	58,378
Subordinated debt	—	45,000	—	45,000
Note payable and other borrowings	—	500	—	500
Accrued interest and other liabilities	14,527	2,207	(812)	15,922
Total liabilities	2,296,179	106,085	(2,815)	2,399,449
Commitments and contingencies (see note 18)
Stockholders’ Equity
Preferred stock	—	69,039	—	69,039
Common stock	2,160	18,373	(2,160)	18,373
Additional paid-in captial	123,208	64,431	(123,208)	64,431
Retained earnings	128,305	141,774	(128,305)	141,774
Accumulated other comprehensive loss	(1,601)	(1,605)	1,601	(1,605)
Treasury stock	—	(94,804)	—	(94,804)
Total stockholders’ equity	252,072	197,208	(252,072)	197,208
Total liabilities and stockholders’ equity	$2,548,251	$303,293	$(254,887)	$2,596,657

Old Second Bancorp, Inc. and

Old Second National Bank Directors

William Skoglund	James Eccher	Edward Bonifas	J. Douglas Cheatham
Chairman, President & CEO, Old Second Bancorp, Inc.& Chairman, Old Second National Bank	President & CEO, Old Second National Bank	Vice President, Alarm Detection Systems, Inc.	Executive Vice President & Chief Financial Officer, Old Second Bancorp, Inc.	In Memoriam

Marvin Fagel	Barry Finn	William Kane	John Ladowicz	Kenneth Lindgren
President & CEO, Aurora Packing Company & Chairman of the Board & CEO, New City Packing Company	President & CEO, Rush-Copley Medical Center	General Partner, The Label Printers, Inc.	Former Chairman & CEO, HeritageBanc Inc. & Heritage Bank

1940 – 2009

We are extremely grateful for

the dedicated board service

of our friend Ken Lindgren.

Ken was President of

DACO Incorporated and

joined the board on

August 14, 1990.

He passed away on

December 12, 2009.

D. Chet McKee	William Meyer	Gerald Palmer	James Schmitz
Senior Director, Retired,VP Special Projects, Rush-Copley Medical Center	President, William F. Meyer Company	Retired,Vice President & General Manager, Caterpillar, Inc.	Tax Consultant

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
Jesse Maberry, Retired, Aurora Bearing Company
Gary McCarter, Retired, Farmers Group, Inc.
Edward Schmitt, Retired, Schmitt McDonalds
Townsend Way, Jr., Retired, Richards -Wilcox Mfg. Co.

Old Second Headquarters, 37 South River Street, Aurora, Illinois

Member FDIC

www.oldsecond.com

1-877-866-0202

OLD SECOND NATIONAL BANK

37 S. River St., Aurora	25101 Harter Rd., Kaneville
1350 N. Farnsworth Ave., Aurora	3101 Ogden Ave., Lisle
4080 Fox Valley Ctr. Dr., Aurora	1100 S. County Line Rd., Maple Park
1230 N. Orchard Road, Aurora	951 E. Lincoln Highway, New Lenox
555 Redwood Dr., Aurora	200 W. John St., North Aurora
1991 W. Wilson St., Batavia	1200 Douglas Rd., Oswego
1078 E. Wilson St., Batavia	323 E. Norris Dr., Ottawa
194 S. Main St., Burlington	7050 Burroughs (Rt 34), Plano
195 W. Joe Orr Rd., Chicago Heights	801 S. Kirk Road, St. Charles
749 N. Main St., Elburn	Route 47 @ Cross St., Sugar Grove
1000 S. McLean, Elgin	1810 DeKalb Ave., Sycamore
Rt. 20 & Nesler Rd., Elgin	40W422 Route 64, Wasco
20201 S. La Grange Rd., Frankfort	420 S. Bridge St., Yorkville
850 Essington Road, Joliet	26 W. Countryside Pkwy., Yorkville

Member FDIC

5-Year Performance Comparison

Date	Old Second Bancorp	NASDAQ Bank Index	S&P 500
December 2004	$100.00	$100.00	$100.00
December 2005	$97.54	$98.08	$104.90
December 2006	$95.17	$111.60	$121.43
December 2007	$88.87	$89.42	$128.09
December 2008	$40.12	$70.24	$80.77
December 2009	$24.22	$58.78	$102.08

Member FDIC