Form 10-K, Exhibit 13
period 2010-12-31
OLD SECOND BANCORP INC
filed 2011-03-16
CIK 357173

Exhibit 13.1

2010 Annual report

Table of Contents

Financial Highlights	2

Management’s discussion	3-32

Consolidated Balance Sheets	33

Consolidated Statements of Operations	34

Consolidated Statements of Cash Flows	35-36

Consolidated Statements of changes in Stockholder’s Equity	37

Notes to Consolidated Financial Statements	38-88

Reports of Independent Auditors	89-90

Corporate Information	91

Bancorp and Subsidiaries Consolidated Balance Sheet	92

Old Second Locations Map	93

5-Year Performance Comparison	93

Old Second Bancorp, Inc. and Subsidiaries

Financial Highlights

(In thousands, except share data)

	2010	2009	2008	2007	2006
Balance sheet items at year-end
Total assets	$2,123,921	$2,596,657	$2,984,605	$2,658,576	$2,459,140
Total earning assets	1,933,296	2,359,740	2,720,142	2,480,366	2,267,768
Average assets	2,426,356	2,813,221	2,920,591	2,515,740	2,377,771
Loans, gross	1,690,129	2,062,826	2,271,114	1,891,110	1,763,912
Allowance for loan losses	76,308	64,540	41,271	16,835	16,193
Deposits	1,908,528	2,206,277	2,387,128	2,113,618	2,062,693
Secuities sold under agreement to repurchase	2,018	18,374	46,345	53,222	38,218
Federal funds purchased	—	—	28,900	165,100	54,000
Other short-term borrowings	4,141	54,998	169,383	82,873	73,090
Junior subordinated debentures	58,378	58,378	58,378	57,399	31,625
Subordinated debt	45,000	45,000	45,000	—	—
Note payable	500	500	23,184	18,610	16,425
Stockholders’ equity	83,958	197,208	193,096	149,889	158,555

Results of operations for the year ended
Interest and dividend income	$106,681	$132,650	$157,927	$155,741	$142,029
Interest expense	28,068	45,513	68,413	87,143	70,830
Net interest and dividend income	78,613	87,137	89,514	68,598	71,199
Provision for loan losses	89,668	96,715	30,315	1,188	1,244
Noninterest income	44,910	43,047	35,260	31,840	28,690
Noninterest expense	100,636	144,630	80,312	66,458	65,119
(Loss) income before taxes	(66,781)	(111,161)	14,147	32,792	33,526
Provision (benefit) for income taxes	41,868	(45,573)	2,323	8,820	9,870
Net (loss) income	(108,649)	(65,588)	11,824	23,972	23,656
Preferred stock dividends and accretion	4,538	4,281	—	—	—
Net (loss) income available to common stockholders	$(113,187)	$(69,869)	$11,824	$23,972	$23,656

Loan quality ratios
Allowance for loan losses to total loans at end of year	4.51%	3.13%	1.82%	0.89%	0.92%
Provision for loan losses to total loans	5.31%	4.69%	1.33%	0.06%	0.07%
Net loans charged off to average total loans	4.10%	3.33%	0.41%	0.03%	0.02%
Nonaccrual loans to total loans at the end of year	12.56%	8.48%	4.69%	0.28%	0.09%
Nonperforming assets to total assets at end of year	14.50%	8.91%	4.15%	0.22%	0.09%
Allowance for loan losses to nonaccrual loans	35.96%	36.88%	38.75%	314.91%	992.22%

Per share data
Basic (loss) earnings	$(8.03)	$(5.04)	$0.87	$1.92	$1.77
Diluted (loss) earnings	(8.03)	(5.04)	0.86	1.89	1.75
Dividends declared	0.02	0.10	0.63	0.59	0.55
Common book value per share	1.01	9.27	14.04	12.34	12.08

Weighted average diluted shares outstanding	14,104,228	13,912,916	13,689,214	12,655,306	13,526,603
Weighted average basic shares outstanding	13,918,309	13,815,965	13,584,381	12,508,551	13,367,062
Shares outstanding at year-end	13,911,475	13,823,917	13,755,884	12,149,296	13,127,292

Old Second Bancorp, Inc. and Subsidiaries

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Overview

The following discussion provides additional information regarding the Company’s operations for the twelve-month periods ending December 31, 2010, 2009, and 2008, and financial condition at December 31, 2010 and 2009.  This discussion should be read in conjunction with “Selected Consolidated Financial Data” and the Company’s consolidated financial statements and the accompanying notes thereto included or incorporated by reference elsewhere in this document.

Old Second Bancorp, Inc. is a bank holding company with its main headquarters located in Aurora, Illinois.  The consolidated financial statements include Old Second Bancorp, Inc. and its wholly-owned subsidiaries, which are together referred to as the “Company”:

•                  Old Second National Bank (the “Bank”).

•                  Old Second Capital Trust I, which was formed for the exclusive purpose of issuing trust preferred securities in an offering that was completed in July 2003.  Old Second Capital Trust I is an unconsolidated subsidiary of the Company.  See Notes 1 and 13 of the consolidated financial statements included in this annual report for further discussion.

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

•                  Station II, LLC, a wholly-owned subsidiary of Old Second National Bank, which was formed in August 2008 but not activated until February 2010, to hold additional property acquired by the Bank through foreclosure or in the ordinary course of collecting a debt previously contracted with a borrower.

•                  River Street Advisors, LLC, a wholly-owned subsidiary of Old Second National Bank, which was formed in May 2010 to provide investment advisory/management services.

Inter-company transactions and balances are eliminated in consolidation.

The Company provides a wide range of financial services through its twenty-seven banking locations located in Cook, Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois.  These banking centers surround the Chicago metropolitan area and each offers access to a full menu of traditional retail and commercial banking services including treasury management operations as well as corporate and personal trust services.  The Company focuses its business upon establishing and maintaining relationships with its clients while maintaining a commitment to providing for the financial services needs of the communities in which it operates through its retail branch network.  Emphasis is placed upon relationships with individual customers as well as small to medium-sized companies throughout our market area.  The markets served by the Company make available a mix of commercial and industrial, real estate, and consumer related lending opportunities, as well as providing a stable core deposit base. The Company also has expansive wealth management services, which now includes a registered investment advisory platform in addition to trust administration and trust services related to personal and corporate trusts, including employee benefit plan administration services.

The financial system in the United States, including the credit markets and markets for real estate and related assets, continued to struggle toward economic recovery from the unparalleled economic problems that began in early 2008.  Although the precipitous rate of valuation decline in certain real estate assets appeared to have slowed generally in the latter part of 2010, the financial system disruption continued to result in declines in the values of real estate and associated asset types during the reporting period that ended December 31, 2010, particularly in the Company’s market areas.  The availability of ready local markets remained limited and continued to affect the ability of many borrowers to pay on their obligations.  Because of these ongoing economic conditions and the related stress upon borrowers, the Company again experienced an increase in both loans charged-off and nonperforming assets in 2010 and the high level of associated provision for loan losses continued.  The pre-tax losses for December 31, 2010 and 2009 were $66.8 million and $111.2 million, respectively.  The losses in both years were significantly impacted by large non-recurring, non-cash charges, including a 2009 goodwill impairment charge of $57.6 million that had an associated tax benefit of $22.0 million.  Despite incurring an operating loss in 2010, the Company recorded income tax expense totaling $41.9 million as it established a valuation reserve on substantially all of its deferred tax assets at December 31, 2010.  In the fourth quarter of 2010, the continued adverse economic environment contributed to further asset quality deterioration.  This resulted in an increased operating loss from the third quarter and contributed to uncertainty regarding the projections of future taxable income, which called into question the Company’s ability to fully realize the deferred tax asset.  Management determined that realization of the deferred tax asset was not “more likely than not” as required by accounting principles and established a valuation allowance to reflect this judgment.  Considerations in making this tax valuation estimate included forecasts of future income, available tax planning strategies, and assessments of the current and future economic and business conditions.  In each future accounting period, the Company’s management will reevaluate whether the current conditions in conjunction with positive and negative evidence support a change in the valuation allowance against its deferred tax assets.  Any such subsequent reduction in the estimated valuation allowance would lower the amount of income tax expense recognized in the Company’s consolidated statements of operations in future periods.  A discussion related to realizability of tax benefits and related items is included in our results of operations that follows as well as in Notes 1 and 14 of the consolidated financial statements included in this annual report.

In 2010, the Bank continued to reposition the balance sheet to attempt to reduce risk, maintain capital ratios, liquidity and improve asset quality.  Where permissible, the Company deferred dividends and distributions related to all capital instruments and continued to take steps to cut operating expenses.  The deferral of interest payments and dividends related to capital instruments are discussed in Notes 13, 20 and 25 to the financial statements in this report.  Management has emphasized dialogue with all of its constituencies including customers, employees, stakeholders and regulators.  A discussion of regulatory matters including the compliance of the Bank with the Memorandum of Understanding (“MOU”) with the Office of the Comptroller of the Currency (“OCC”) are detailed in detail in Notes 20 and 26 to the consolidated financial statements in this report.  The Bank continued to work to address key asset quality and liquidity issues throughout 2010.  At the same time, the Bank expanded upon core competencies by broadening the platform of services offered in the wealth management unit with the addition of investment advisory/management services and continued with a high level of profit contribution from the mortgage origination unit despite difficulties in the larger economy and underlying real estate markets.

Management continued with its ongoing actions to identify and address problem credits throughout 2010, but borrowers in the construction and development (“C & D”) sector in the Company’s markets still faced significant challenges operating within the constraints of the economic environment.  As a result,  portions of the loan portfolio such as the homebuilder segment remained particularly vulnerable to economic stress.  On a cumulative cycle basis, the construction portfolio has accounted for 62.2% of all charge-offs since the beginning of 2009, and the homebuilder portion has accounted for 54.2% of that amount.  Management believes that it is possible that the adverse impact from the construction portfolio is diminishing as the percentage of the Company’s loan portfolio that is in construction loans was much smaller at year end 2010 as compared to any other point in the prior two years.  Total construction loans were reduced to 7.7% of the total loan portfolio at December 31, 2010, as compared to 13.3% and 16.4% at December 31, 2009 and 2008, respectively.  At this point in the cycle, December 31, 2010, homebuilder credits have decreased to only 2.18% of the total loan portfolio and total construction charge-offs were down 34.7%, or $20.9 million, from $60.2 million at December 31, 2009.

The ability of commercial real estate (“CRE”) borrowers to repay their obligations was also closely tied to economic conditions in the Company’s market areas.  Some borrowers with owner occupied properties posted decreases in their operating results in 2010, which led to increased problems with many of these loans.  In addition, increased vacancy rates in the non-owner occupied categories continued to put downward pressure on investor lease rates in some areas.  While the impact from the recession on CRE lagged the construction and housing sectors, the continued economic pressures contributed to defaults that resulted in charge-offs totaling $29.7 million in 2010, which was an increase of $25.5 million, from $4.1 million a year ago.

The Company’s primary deposit products are checking, NOW, money market, savings, and certificate of deposit accounts, and the Company’s primary lending products are commercial mortgages, construction lending, commercial and industrial loans, residential mortgages and installment loans.  Major portions of the Company’s loans are secured by various forms of collateral including real estate, business assets, and consumer property while borrower cash flow is the primary source of repayment at the time of loan origination.

For 2010, the Company recorded a net loss of $108.6 million, or $8.03 per diluted share, which compares with net loss of $65.6 million or $5.04 diluted loss per share in 2009, and earnings of $11.8 million or $0.86 per diluted share in 2008.  The basic loss per share was also $8.03 in 2010 and $5.04 in 2009, and the basic earnings per share was $0.87 in 2008.  The loss incurred in 2010 included the previously disclosed income tax expense of $41.9 million.  The loss incurred in 2009 included a nonrecurring second quarter goodwill impairment charge of $57.6 million that had an associated tax benefit of $22.0 million.  The Company recorded a $89.7 million provision for loan losses in 2010, which included an addition of $14.0 million in the fourth quarter.  Net charge-offs were $77.9 million during 2010, including $5.9 million in the fourth quarter.  The provision for loan losses was $96.7 million in 2009, which included an addition of $30.1 million in the fourth quarter.  Net charge-offs were $73.4 million in 2009, which included $23.6 million in the fourth quarter.  The provision for loan losses was $30.3 million in 2008, which included an addition of $21.2 million in the fourth quarter.  Net charge-offs totaled $8.9 million in 2008.  The net loss available to common stockholders was $113.2 million and $69.9 million for the years ended December 31, 2010 and December 31, 2009.  This compared to a net income available to common shareholders of $11.8 million for the year ended December 31, 2008.

Net interest income decreased $8.5 million, or 9.8%, from $87.1 million for the year ended 2009 to $78.6 million for the year ended 2010.  Net interest income was $89.5 million in 2008.  Average earning assets decreased $410.0 million, or 15.8%, from $2.60 billion in 2009 to $2.19 billion in 2010.  Average earning assets were $2.69 billion in 2008.  Average earning assets decreased during 2010, as management continued to focus on asset quality and capital management and took steps to shrink the balance sheet and preserve capital.  Loan growth was limited through 2010 and average loans, including loans held for sale during the year, decreased $315.7 million, which was also due, in part, to a lower level of qualified borrower demand within the Company’s market areas, combined with charge-off activity.  Average interest bearing liabilities decreased $335.9 million, or 15.0%, from $2.25 billion in 2009 to $1.91 billion in 2010 as the need for funding decreased with the reduction in assets.  Average interest bearing liabilities totaled $2.39 billion in 2008.  Even though net interest income decreased with the balance sheet deleveraging, the net interest margin (tax equivalent basis), expressed as a percentage of average earning assets, increased from 3.47% in the year ended December 31, 2009 to 3.64% in the year ended December 31, 2010.  Details on the changes in specific earning asset categories as well as the liability funding sources are discussed in detail in the net interest income section that follows the application of critical accounting policies.  The net interest margin (tax equivalent basis) was 3.45% in 2008.  The average tax-equivalent yield on earning assets decreased from 5.16% in 2009 to 4.86%, or 30 basis points, in 2010.  At the same time, the cost of funds on interest bearing liabilities decreased from 2.03% in 2009, to 1.47%, or 56 basis points in 2010.

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

Management has determined that the Company’s accounting policies with respect to the allowance for loan losses is an accounting area requiring subjective or complex judgments that is very important to the Company’s financial position and results of operations, and therefore, is one of the Company’s most critical accounting policies.  The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio.  Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the amount of estimated losses on pools of homogeneous loans are based on historical loss experience, and consideration of current economic trends and conditions, as well as estimated collateral valuations, all of which may be susceptible to significant change.  The loan portfolio also represents the largest asset type on the consolidated balance sheets.  The allowance for loan losses is a valuation allowance for credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required using an assessment of various risk factors including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio.  A loan is considered impaired when it is probable that not all contractual principal or interest due will be received according to the original terms of the loan agreement.  Management defines the measured value of an impaired loan based upon the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent.  Impaired loans at December 31, 2010 and 2009, were $227.9 million and $189.1 million, respectively.  In addition, a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Provision for Loan Losses section that follows.

The Company recognizes expense for federal and state income taxes currently payable as well as for deferred federal and state taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets, as well as loss carryforwards and tax credit carryforwards.  The Company maintained net deferred tax assets for deductible temporary differences, the largest of which related to the allowance for loan losses and the 2009 goodwill impairment previously discussed.  For income tax return purposes as it relates to lending activities, only net charge-offs are deductible, not the provision for loan losses.  Realization of deferred tax assets is dependent upon generating sufficient taxable income in either the carryforward or carryback periods to cover net operating losses generated by the reversal of temporary differences.  A valuation allowance is provided by way of a charge to income tax expense if it is determined that it is not “more likely than not” that some or all of the deferred tax asset will be realized.  That determination is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, including the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Management considered both positive and negative evidence regarding the ultimate realizability of the Company’s deferred tax assets.  Examples of positive evidence may include the existence, if any, of taxes paid in available carry-back years and the likelihood that taxable income will be generated in future periods.  Examples of negative evidence included a cumulative loss and negative general business and economic trends.  Management determined that realization of the deferred tax asset was not “more likely than not” as required by accounting principles and established a valuation allowance to reflect this judgment.  Management believed internal projections and positive evidence was not sufficient under generally accepted accounting principles to overcome the negative evidence present at December 31, 2010.  This was based, in part, upon the lack of certainty of future projections to support the deferred tax assets from an accounting standpoint and based upon that guidance a valuation reserve was needed.  This determination was based, largely, on the negative evidence of a cumulative loss caused primarily by the loan loss provisions made during the last three years.  In addition, general uncertainty surrounding future economic and business conditions increased the likelihood of volatility in future earnings.  Accrual of income taxes payable and valuation allowances against deferred tax assets are estimates subject to change based upon the outcome of future events.

Future issuances or sales of common stock or other equity securities could also result in an “ownership change” as defined for U.S. federal income tax purposes.  If an ownership change were to occur, the Company could realize a loss of a portion of our U.S. federal and state deferred tax assets, including certain built-in losses that have not been recognized for tax purposes, as a result of the operation of Section 382 of the Internal Revenue Code of 1986, as amended.  The amount of the permanent loss would be determined by the annual limitation period and the carryforward period (generally up to 20 years for federal net operating losses) and any resulting loss could have a material adverse effect on the results of operations and financial condition.

Income tax returns are also subject to audit by the Internal Revenue Service and state taxing authorities.  Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits.  The Company believes it has adequately accrued for all probable income taxes payable.  At December 31, 2010, the Company was under examination with the IRS for the Company’s Federal income tax filing for the years 2007, 2008, and 2009.  On March 10, 2011, the Company was advised by the IRS that the audit file was closed with no recommended changes.  Years that remain subject to examination include 2008 to present for Illinois and 2007 to present for federal and Illinois for the previous HeritageBanc Corporation that was acquired on February 8, 2008.

Another of the Company’s critical accounting policies relates to the fair value measurement of various nonfinancial and financial instruments including investment securities, valuation of other real estate owned, derivative instruments and the expanded fair value measurement disclosures that are related to Accounting Standards Codification (“ASC”) 820-10 in detail in Notes 1 and 23 to the consolidated financial statements included in this annual report.

Results of operations

Net interest income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities.  As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest bearing liabilities.  Net interest margin is the ratio of tax-equivalent net interest income to average earning assets.  As discussed in the overview section above, management of capital and existing asset quality was emphasized over generating loan growth throughout 2010 and management intends to make future reductions to portfolio concentrations in real estate.  The decrease in net interest income during this period was primarily the result of decreased lending activity as well as increased levels of nonaccrual loans, combined with reductions in securities available for sale as well as the general decrease in market rates, which also lowered interest expense in the same period.  Management also significantly reduced borrowings and securities available for sale while increasing interest bearing balances held at the Federal Reserve Bank of Chicago (“FRB”) in 2010.  The change in capital, asset deployment, and funding sources served to improve the net interest margin percentage, but lowered the volume of net interest income from earning assets.  The net interest margin (tax equivalent basis), expressed as a percentage of average earning assets increased to 3.64% from 3.47% as compared to 2009.  The net interest margin (tax equivalent basis) was 3.45% in 2008.  The average tax-equivalent yield on earning assets decreased 30 basis points from 5.16% in 2009, to 4.86% in 2010.  However, the cost of funds on interest bearing liabilities also decreased 56 basis points from 2.03%, to 1.47% in the same period.  The average tax-equivalent yield on earning assets was 5.91% in 2008, and the cost of funds on interest bearing liabilities was 2.85% in the same period.

Net interest income was $78.6 million in 2010, $87.1 million in 2009, and $89.5 million in 2008.  Average earning assets decreased $410.0 million, or 15.8%, from $2.60 billion in 2009 to $2.19 billion in 2010.  Average earning assets were $2.69 billion in 2008.  Management remained focused upon asset quality during 2010 and as a result took additional steps to contract the balance sheet to manage and preserve capital.  Because of that focus, loan growth was limited through 2010 and average portfolio loans during the year decreased $305.6 million as a result of a lower level of qualified borrower demand within the Bank’s market, and an increased amount of charge-off activity.  Average portfolio loans in 2009 had increased nominally by $24.5 million, or 1.1%, from $2.18 billion in 2008.   Management also continued to reduce securities available for sale in 2010, with a strong emphasis upon reducing tax-exempt bond holdings, which typically provide an incremental benefit in periods where there is taxable income.  Balance sheet deleveraging in 2010 also included significant reductions in both borrowings and deposits that previously provided funding for loan growth and a larger securities portfolio.  Consistent with 2009, management maintained an emphasis upon relationship banking throughout 2010 versus attracting or retaining customers with a single transaction focus, which is typically associated with a higher cost of funding.  As a result, there was a decrease in average interest bearing liabilities of $335.9 million, or 15.0%, in 2010.  Average interest bearing liabilities were $2.25 billion in 2009, which was a decrease of $147.9 million, or 6.2%, from 2008.  The net interest margin (tax-equivalent basis), expressed as a percentage of average earning assets, increased from 3.47% in 2009 to 3.64% in 2010.  The average tax-equivalent yield on earning assets decreased from 5.16% in 2009 to 4.86%, or 30 basis points, in 2010.  At the same time, however, the cost of funds on interest bearing liabilities decreased from 2.03% to 1.47%, or 56 basis points.  The decrease in the level of average earning assets in 2010, principally loans, contributed to decreased interest income as did the higher level of nonaccrual loans and average other real estate (“OREO”) as collateral from loans was converted to this nonearning asset category.  At the same time, the general decrease in interest rates, particularly rates on time certificate of deposits, provided an offsetting effect of the continued balance sheet deleverage strategy.

As described above, the Company’s net interest income can be significantly influenced by a variety of factors, including overall economic conditions, credit risk, the amount of nonearning assets including nonperforming loans and OREO, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction.  The Company’s asset and liability committee (“ALCO”) seeks to manage interest rate risk under a variety of rate environments by structuring the Company’s balance sheet and off-balance sheet positions, and this process is discussed in more detail in the interest rate risk section.

Provision for loan losses

In the year ended 2010, the Company recorded an $89.7 million provision for loan losses, which included an addition of $14.0 million in the fourth quarter.  In the year ended 2009, the provision for loan losses was $96.7 million, which included an addition of $30.1 million in the fourth quarter.  In the year ended 2008, the provision for loan losses was $30.3 million, $21.2 million of which was provided in the fourth quarter.  Provisions for loan losses are made to provide for probable and estimable losses inherent in the loan portfolio.  Nonperforming loans increased to $228.9 million at December 31, 2010, from $189.7 million at December 31, 2009.  Nonperforming loans totaled $108.6 million at December 31, 2008.  Charge-offs, net of recoveries, totaled $77.9 million, $73.4 million and $8.9 million for the full years ended of 2010, 2009 and 2008, respectively.  The distribution of the Company’s gross charge-off activity for the periods indicated is detailed in the table below.

Loan Charge-offs, Gross

	Twelve Months Ended
	December 31,
(in thousands)	2010	2009	2008
Real Estate-construction
Homebuilder	$18,916	$34,981	$2,624
Land	7,412	12,827	3,522
Commercial speculative	10,196	11,734	—
All other	2,797	631	—
Total real estate - construction	39,321	60,173	6,146
Real estate-residential
Investor	8,798	3,520	932
Owner occupied	3,286	1,546	70
Revolving and junior liens	1,132	1,172	418
Total real estate-residential	13,216	6,238	1,420
Real estate-commercial, nonfarm
Owner general purpose	3,904	565	510
Owner special purpose	5,635	168	352
Non owner general purpose	5,875	487	18
Non owner special purpose	2,347	840	—
Strip malls	11,904	2,088	397
Total real estate - commercial, nonfarm	29,665	4,148	1,277
Real estate-commercial, farm	—	—	—
Commercial and industrial	2,247	3,493	115
Other	560	926	426
	$85,009	$74,978	$9,384

	2010	2009	2008
Net charge-offs to average loans	4.10%	3.33%	0.41%
Allowance at year end to average loans	4.01%	2.93%	1.89%

As previously discussed in the overview section of this report, borrowers in the C & D sector of the Bank’s markets still face economic challenges in the ongoing environment, particularly as it relates to current real estate valuation levels.  These same factors affected the ability of certain CRE borrowers to repay their obligations.

During 2010, some borrowers with owner occupied properties experienced decreases in their operating results, which led to increased problems with many of those loans.  In addition, increased vacancy rates in the non-owner occupied categories continued to put downward pressure on investor lease rates in some areas.  While the impact from the recession on CRE lagged the construction and housing sectors, the continued economic pressures contributed to defaults that resulted in charge-offs totaling $29.7 million in 2010.  There was a significant reduction in new loans migrating to watch loan status and a decrease in loans thirty to eighty-nine days past due on a linked quarter comparative basis at December 31, 2010.  Watch loan status credits totaled $132.3 million $57.5 million and $81.9 million at September 30 and December 31, 2010 and 2009, respectively.  Loans past due thirty to eighty-nine days totaled $17.6 million, $13.9 million, and $39.1 million, respectively in the same periods.  While the reserves that have been established at December 31, 2010 indicate that additional charge-offs may follow, management believed the risks have been identified and is proactively working through the specific credit issues.

The distribution of the Company’s nonperforming loans as of December 31, 2010, is included in the chart below (in thousands):

Nonperforming loans

as of December 31, 2010

		90 days
		or More	Restructured	Total Non-	% Non-
	Nonaccrual	Past Due	Loans	performing	performing	Specific
	Total(1)	and Accruing	(Accruing)	Loans	Loans	Allocation
Real estate - construction	$63,512	$—	$4,500	$68,012	29.7%	$3,697
Real estate - residential:
Investor	21,224	469	514	22,207	9.7%	1,520
Owner occupied	15,309	—	10,175	25,484	11.1%	1,096
Revolving and junior liens	1,558	—	—	1,558	0.7%	258
Real estate - commercial, nonfarm	106,206	328	448	106,982	46.7%	15,067
Real estate - commercial, farm	741	—	—	741	0.3%	—
Commercial and industrial	3,668	216	—	3,884	1.7%	1,349
Other	7	—	—	7	0.1%	—
	$212,225	$1,013	$15,637	$228,875	100.0%	$22,987

(1) Nonaccrual loans included $23.2 million in restructured loans, including, $4.1 million in real estate construction, $5.9 million in commercial real estate nonfarm,  $6.7 million is in real estate - residential investor, $6.5 million is in real estate - owner occupied.

Commercial real estate

CRE was the largest component of nonperforming loans, at $107.0 million, or 46.7% of the total at December 31, 2010.  This was an increase from $91.2 million and 39.9% at September 30, 2010, and an increase from $40.4 million and 21.3% at December 31, 2009.  Nonperforming CRE totaled $11.9 million at December 31, 2008.  The class components of the commercial nonfarm real estate segment at December 31, 2010, were as follows:

	Nonaccrual	90 Days or More	Restructured Loans	Total Non performing	% Non Performing	Specific
Real estate - commercial nonfarm	Total	Past Due	(Accruing)	Loans	CRE Loans	Allocation
Owner occupied - general purpose	$18,610	$—	$—	$18,610	17.4%	$1,742
Owner occupied - special purpose	25,987	328	—	26,315	24.6%	3,933
Non -owner occupied - general purpose	25,623	—	—	25,623	24.0%	6,063
Non -owner occupied - special purpose	11,612	—	448	12,060	11.3%	1,560
Retail properties, primarily strip mall	24,374	—	—	24,374	22.7%	1,769
	$106,206	$328	$448	$106,982	100.0%	$15,067

Portfolio loans secured by retail property, primarily strip malls, experienced the most financial stress.  This class accounted for 12.7% of all CRE loans and 22.8% of all nonperforming CRE loans at December 31, 2010.  Almost 24.6% of total retail CRE loans were nonperforming with $24.4 million of credit exposure at December 31, 2010.  Fourth quarter 2010 charge-offs in the retail segment totaled $1.5 million and management estimated the remaining specific allocation for nonperforming loans of $1.8 million was sufficient coverage for the remaining loss exposure at December 31, 2010, however, there are no guarantees that there will not be losses in this category exceeding that amount.  Retail properties accounted for 40.1% of the total 2010 charge-offs in CRE.

The owner occupied special-purpose category comprised the largest component of nonperforming CRE.  At $209.1 million, this special-purpose class represented 26.9% of all CRE loans.  With $26.3 million of these loans classified as nonperforming at year end, these loans accounted for 24.6% of total nonperforming CRE.  Special-purpose owner occupied credits include loans collateralized by property types such as gas stations, health and fitness centers, golf courses, restaurants, and medical office buildings.  Charge-offs for the year 2010 totaled $5.6 million in this loan class and management estimated that the specific allocation of $3.9 million was sufficient coverage for the remaining loss exposure at December 31, 2010, however, actual losses in this category may be greater.  A single borrower relationship comprised significantly of owner occupied special-purpose properties accounted for $6.9 million of aggregate charge-off activity in 2010.  Of that amount, $3.1 million was attributable to an owner occupied special-purpose loan, $2.5 million was attributable to a related owner occupied general purpose loan and the remaining $1.3 million charged off related to an affiliated C & D loan.  An additional $1.9 million in estimated allocation for loan loss was also provided for this borrower, $1.6 million of which was allocated to the owner occupied special-purpose CRE loan at December 31, 2010.  This single relationship accounted for 18.8% of all CRE charge-offs in 2010.

Non-owner occupied, general-purpose loans include credits that are collateralized by office, warehouse, and industrial properties and represented 22.6% of total CRE loans, and 24.0% of nonperforming CRE loans at the end of 2010.  Fourth quarter 2010 charge-offs in this category were $1.4 million and management estimated that $6.1 million of specific allocation was sufficient coverage for the remaining loss exposure at December 31, 2010 however, actual losses in this category may be greater.

As of December 31, 2010, owner occupied general purpose loans comprised 22.9% of CRE, and 17.4% of nonperforming CRE loans.  The current quarter charge-off activity was minimal in the fourth quarter of 2010 at $3,000, and management estimated that specific allocations of $1.7 million were sufficient coverage for the remaining loss exposure at December 31, 2010 however, actual losses in this category may be greater.

Non-owner occupied special-purpose loans represented 15.0% of the CRE portfolio, and 11.3% of nonperforming CRE loans at the end of 2010.  In the fourth quarter, a charge-off of $113,000 was recorded, and management estimated that a specific allocation of $1.6 million was sufficient coverage for the remaining loss exposure at December 31, 2010 however, actual losses in this category may be greater.

In addition to the specific allocations detailed above, in the second quarter of 2009 management created a higher risk CRE pool loss factor for certain CRE loans to be directionally consistent with observable trends within the loan portfolio segments and in conjunction with continued deteriorating market conditions in accordance with GAAP.  These loans typically have a deficiency in cash flow coverage from the property securing the credit, but other supporting factors such as liquidity, guarantor capacity, sufficient global cash flow coverage and/or cooperation from the borrower is evident to support the credit.  These deficiencies in cash flow coverage are typically attributable to vacancy that is expected to be temporary and/or reduced operating income from the owner-occupant due to cyclical impacts from the recession.  The pool also includes cases where the property securing the credit does have adequate cash flow coverage, but the borrower has other economic stress indictors to warrant heightened risk treatment.  Management estimated additional reserves of $3.0 million in the fourth quarter of 2010, based upon an increase in the amount of loans within this pool at December 31, 2010.  The combination of additional specific loan loss allocations and general allocation from the high risk pool resulted in an additional $12.5 million of estimated loss coverage in the fourth quarter of 2010.

In addition to the above activity related to nonperforming CRE loans, management also initiated early termination of four separate interest rate swap contracts that had a contractual priority to the collateral position in the underlying properties that secured the related loans.  As of December 31, 2010, those receivables due from unwinding interest rate swaps to nonperforming borrowers totaled $3.5 million.  While management has categorized these receivables as nonperforming, management estimated that they have no loss exposure.

Construction and development

At December 31, 2010, nonperforming C & D loans totaled $68.0 million, or 29.7% of total nonperforming loans.  This was a decrease from $84.8 million at September 30, 2010 and $94.8 million at December 31, 2009.  Nonperforming construction and development loans totaled $63.1 million at December 31, 2008.  Of the $129.6 million of total C & D loans in the portfolio, 32.4% of all C & D loans were nonperforming as of December 31, 2010, as compared to 54.9% at September, 2010, and 35.0% at December 31, 2009.  Total C & D charge-offs for the fourth quarter of 2010 were $3.6 million, as compared to $12.4 million in the third quarter.  Following that charge-off activity, management estimated that specific allocations of $3.7 million were sufficient coverage for the remaining loss exposure in this segment at December 31, 2010, however, actual losses in this category may be greater.  The Bank’s loan exposure to credits secured by builder home inventory is down 69.5% from a year ago.  It is the Company’s general practice to have interest reserves funded by the borrower in the event the credit committee requires such a reserve.

Management closely monitors the performing loans that have been rated as “watch” or “substandard” but accruing.  While some additional adverse migration is still possible, at the end of the year management believed that much of the remaining performing C & D borrowers had demonstrated sufficient operating strength through an extended period of weak construction to avoid impairment, and that management believes future losses in the construction segment will continue to trend downward.  In addition to reviewing the operating performance of the borrowers when reviewing allowance estimates, management also continues to update underlying collateral valuation estimates to reflect the aggregate estimated credit exposure.  While management observed some continuation in the decreasing trend in collateral valuation, management believes that the rate of property valuation decline generally diminished in 2010.  Management estimated that $3.7 million of specific allocation was sufficient coverage for the remaining loss exposure on nonperforming loans identified in this portfolio segment at December 31, 2010, however, actual losses in this category may be greater.

In addition to specific allocations detailed above, management created a higher risk C & D pool loss factor estimate for developers in accordance with GAAP at the end of 2008.  That pool was designed to capture general losses in the portfolio attributable to the construction segment, because of the emerging market risks identified by management in the economic cycle.  Because no similar event had been experienced in the company’s recent history, management estimated that the historical loss portion of the allowance calculation would not capture the probability of additional loss in that pool segment.  While that estimate was appropriate at that point in the cycle, the volume of credits in that pool steadily diminished and the estimated losses were recognized as described above.  Management also monitors borrower operating results and other characteristics, including the collateral composition of the credits subject to this factor.  On the latter point, management observed this profile changed from 2009 where the majority was homebuilder lot inventory loans with greater loss exposure, to the third quarter of 2010 where the majority of the borrowers had buildings that were nearly finished and management estimated a lesser loss exposure.  Further, management’s estimated historical loss factor for construction required $16.9 million in reserves at September 30, 2010 and $13.0 million in reserves at December 31, 2010, whereas that factor called for virtually no reserves at the end of 2008.  Management noted the above improving trends and eliminated the special pool factor for construction as of September 30, 2010.

Residential real estate

Nonperforming 1-4 family residential mortgages to consumers totaled $25.5 million, or 11.1% of the nonperforming loan total as of December 31, 2010.  On a linked quarter basis, this segment totaled $27.1 million at September 30, 2010 as compared to $23.5 million at December 31, 2009.  Nonperforming residential real estate totaled $6.4 million at December 31, 2008.  While Kendall, Kane and Will counties have experienced high rates of foreclosure in both 2009 and 2010, the Bank has experienced relatively stable nonperforming totals in this category in the second half of 2010.  Of the nonperforming loans in this category, $10.2 million, or 39.9%, were to homeowners enrolled in the Bank’s foreclosure avoidance program and are classified as restructured at December 31, 2010.  The typical concessions granted in these cases were small and temporary rate reductions and a reduced monthly payment.  The usual profile of these borrowers includes a decrease in household income resulting from a change or loss of employment.  It has been management’s experience that these borrowers typically resume normal performance on their obligations when their earnings situation improves.  The remaining nonperforming loans in the 1—4 family residential category were in nonaccrual status and most cases were in various stages of foreclosure.  The Bank did not offer subprime mortgage products to its customers and management believes that the deterioration in this segment relates primarily to the high rate of unemployment in our market area.  In addition, a significant portion of these nonperforming loans were supported by private mortgage insurance, and at December 31, 2010, management estimated that a specific allocation of $1.1 million was sufficient loss coverage, following the $407,000 of charge-offs that occurred during the fourth quarter of 2010 however, actual losses in this category may be greater.  At December 31, 2010, there were no loans that were greater than 90 days past due and were still accruing interest in this portfolio segment.  Additionally, at December 31, 2010, loans past due thirty to eighty nine days and still accruing totaled $5.1 million, which was an improvement from $10.3 million at December 31, 2009.

Nonperforming residential investor loans consist of multi-family and 1-4 family properties and totaled $22.2 million, or 9.7% of the nonperforming loans total.  This was an increase from $20.9 million at September 30, 2010, and a decrease from $26.4 million at December 31, 2009.  Nonperforming residential investor real estate totaled $22.9 million at December 31, 2008.  Following the fourth quarter, 2010 charge-off of $516,000, management estimated that a total specific allocation of $1.5 million would be sufficient coverage for the remaining loss exposure at December 31, 2010, however, actual losses in this category may be greater.  Total charge-offs for the year were $8.8 million, as compared to $3.5 million in 2009.  A large loss taken in a multi-family credit in the second quarter captured most of the loss in this sector in 2010.  Management also noted that the remaining loss exposure was centered in loans collateralized by first mortgages on 1-4 family investor loans that total $14.6 million of this category.  The remaining nonperforming multi-family loans totaled $7.6 million.  Management observed the typical profile of the nonperforming multi-family investor was where the property has decreased net operating income, due to both higher vacancy and higher past due collection rates.

Other

The remaining nonperforming credits at December 31, 2010, included $3.9 million in commercial and industrial loans, $1.6 million in consumer home equity and second mortgage loans and $741,000 in farmland and agricultural loans.  Nonperforming commercial and industrial loans, consumer home equity and second mortgage loans, and farmland and agricultural loans at December 31, 2009, totaled $1.4 million, $1.5 million, and $1.8 million, respectively.  At December 31, 2010, management estimated that a total specific allocation of $1.3 million on the commercial and industrial portfolio would be sufficient loss coverage for the remaining risk in those nonperforming credits, and that $258,000 was sufficient loss coverage for the consumer loan segment, however, actual losses in these categories may be greater.  These estimated amounts were following charge-offs in the fourth quarter of 2010 of $615,000 in commercial and industrial loans, and $248,000 in consumer home equity loans.

Other troubled loans

Loans that were classified as performing, but past due 30 to 89 days and still accruing interest decreased to $13.9 million at December 31, 2010, from $17.6 million at September 30, 2010, and $39.1 at December 31, 2009.  At December 31, 2010, loans past due 30 to 89 days consisted of $5.1 million in 1-4 family consumer mortgages, $3.4 million in CRE credits, $2.2 million in residential investor credits, $1.1 million in agricultural credits, $941,000 in construction and development, $766,000 in commercial and industrial loans, and $290,000 in home equity loans.  Troubled debt restructurings (“TDR”) in accrual status total $15.6 million, which was a decrease from $16.2 million on a linked quarter basis.  Accruing TDRs included $10.2 million in consumer mortgages in the foreclosure avoidance program discussed previously, $4.5 million in restructured residential lot inventory loans to builders, $514,000 in 1-4 family investor mortgages, and $448,000 in non-owner occupied CRE.

Nonaccrual TDR loans totaled $23.2 million at December 31, 2010 since these credits had not demonstrated a sustained period of financial performance and TDRs included the following:

•                  Investor mortgages on 1-4 family properties totaled $6.7 million with $6.3 million of that amount attributable to one relationship.  That borrower was enrolled in a forbearance program that included financial concessions in March 2009, with an interim plan to stabilize performance.  That borrower performed acceptably under the interim agreement for one year, but the borrower became uncooperative in the process of completing the formal restructuring plan in early 2010 and management is now pursuing a liquidation strategy.

•                  Consumer residential mortgages in the amount of $6.5 million with borrowers who either fell past due under normal terms, and then enrolled in the foreclosure avoidance program and credits that were previously enrolled in that program, but have now moved into foreclosure or other workout status.

•                  A $3.7 million loan on a retail strip mall property that was placed in forbearance in early 2009, and then restructured in early 2010.  The credit performed acceptably under the modified terms, but credit characteristics were too weak to merit a return to accrual status and the owner/guarantor has been attempting to negotiate a short sale or deed in lieu arrangement.

•                  TDR loans totaling $4.1 million that were made to homebuilders and developers and were collateralized by lots and land.  These were primarily builder loans that failed to perform under modified terms and were in the process of foreclosure and deed-in-lieu arrangements.  The original modifications in these cases were generally designed to encourage the borrowers to achieve an orderly sale of the collateral in liquidation, but have not been successful.

•                  A $1.6 million credit that is secured by an office building and the terms of the credit were modified by a Chapter 11 bankruptcy reorganization.  The effect of the modified terms would produce a very small concession.  Management is not confident the entire amount allowed by the court is collectible and has estimated a larger impairment charge based upon a collateral-dependent analysis even though the borrower is performing according to these modified terms.  A more formal post-bankruptcy restructuring is being considered and such an event may allow a portion of this credit to return to performing status in 2011.

•                  A $607,000 credit secured by a restaurant building where an effort was made to modify the terms and give the borrower a chance to stabilize operating income, but that initiative failed and the credit moved to foreclosure.  The foreclosure was completed and the asset moved to OREO in January 2011.

Management estimated the quarterly value of TDRs in liquidation status on a collateral dependency basis, and believed that specific allocation estimates at December 31, 2010, were sufficient coverage for the remaining loss exposure in this category, however, actual losses in this category may be greater.  At

December 31, 2009, TDRs consisted of loans still accruing interest totaling $14.2 million, and nonaccrual loans totaling $31.6 million.  The accruing TDR loans at that time included forty-eight residential mortgage loans totaling $10.0 million, which were modified to allow for impairment of income.  Nonaccrual TDR loans included residential mortgages that entered into forbearance after they were already in nonaccrual status, or otherwise failed to perform while in forbearance.  The performance history of loans in the period prior to restructure was considered by management in making such designation.

Allowance for Loan Losses

The coverage ratio of the allowance for loan losses to nonperforming loans was 33.3% as of December 31, 2010, which was an increase from 29.8% as of September 30, 2010, but a slight decrease from 34.0% as of December 31, 2009.  The coverage ratio was 38.0% at December 31, 2008.  The linked quarter increase in that ratio was largely driven by an increase in specific allocations from $11.6 million at September 30, 2010, to $23.0 million at December 31, 2010.  Most of that amount was attributable to CRE loans as estimated specific allocations increased by $9.4 million in that category.  Management updated the estimated specific allocations in the fourth quarter after receiving more recent appraisal collateral valuations and/or information on cash flow trends related to the impaired credits.

The estimated general allocations decreased by $3.3 million as the overall loan balances subject to general factors decreased at December 31, 2010, even though the pooled CRE segment increased and somewhat offset that tendency.  Management determined the estimated amount to provide in the allowance for loan losses based upon a number of factors, including loan growth or contraction, the quality and composition of the loan portfolio and loan loss experience.  The latter item was also weighted more heavily based upon recent increased loss experience.  Management created a higher risk construction and development pool for developers and estimated a higher qualitative loss factor at the end of 2008, and as discussed previously in the construction loan section of this narrative, that pool was determined to no longer be necessary as of September 30, 2010.  This change was made because of diminished migration potential, generally more favorable credit characteristics of the remaining construction portfolio, and higher historical loss factors that management estimated to be adequate coverage for the remaining risk of loss in the construction portfolio.

Management also created a higher risk pool within CRE loans and assigned a higher qualitative risk factor for those segments of that portfolio in the second quarter of 2009.  Management regularly reviews the performance of that pool and adjusts the population and the related loss factors taking into account adverse market trends including collateral valuation as well as its assessments of the credits in that pool.  Those assessments capture management’s estimate of the potential for adverse migration to an impaired status as well as its estimation of what the potential valuation impact from that migration would be if it were to occur.  Management increased the quantity of assets subject to this pool factor by 33.2% from the third quarter of 2010, which increased the estimated provision by $3.0 million.  Management maintained the loss factor assigned to this pool based on its observation that the new credits added to the pool this period had similar characteristics to the credits previously in the pool in terms of estimated default and loss expectations.  Management also observed that stresses in those credits were attributable to cyclical economic events that showed some signs of stabilization at December 31, 2010.  Those signs included a reduction in loan migration to watch status, as well as a decrease in 30 to 89 day past due loans and stabilization in values of certain properties.

The above changes in estimates were made by management to be consistent with observable trends within both the loan portfolio segments and in conjunction with market conditions and credit review administration activities.  These environmental factors are evaluated on an ongoing basis and are included in the assessment of the adequacy of the allowance for loan losses.  When measured as a percentage of loans outstanding, the total allowance for loan losses increased to 4.51% of total loans as of December 31, 2010, as compared to 3.75% of total loans at September 30, 2010, 3.13% at December 31, 2009, and 1.82% at December 31, 2008.  In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that actual losses will not exceed the estimated amounts in the future.

The allowance for loan losses consists of three components: (i) specific allocations established for losses resulting from an analysis developed through reviews of individual impaired loans for which the recorded investment in the loan exceeds the measured value of the loan; (ii) reserves based on historical loss experience for each loan category; and (iii) reserves based on general current economic conditions as well as specific economic and other factors believed to be relevant to the Company’s loan portfolio.  Management evaluates the sufficiency of the allowance for loan losses based on the combined total of each of these components.  The components of the allowance for loan losses represent an estimation performed pursuant to ASC Topic 450, “Contingencies”, and ASC Topic 310, “Receivables” including “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”.

Specific allocations

Management reviews on at least a quarterly basis certain loans on nonaccrual, loans over 90 days past due, troubled debt restructurings or any loans considered doubtful or loss.  The individual loan officers analyze these loans with the results reported to the Loan Review Committee on a Credit Management Report.  From that report, management considers the amount of specific allocations by reviewing, on a credit-by-credit basis, all loans considered impaired under ASC Topic 310 “Receivables” as well as all problem and watch loans.  A loan is considered impaired when, based on current information and events, it is probable that a creditor may be unable to collect all contractual principal or interest due according to the original terms of the agreement.

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

Specific allocations are typically discussed at the quarterly watch/problem/OREO meeting.  At December 31, 2010, the committee consisted of the Company’s President, the Bank’s President and Chief Operating Officer, Regional Senior Vice Presidents, the Company’s Executive Vice President of Credit & Chief Risk Officer, the Executive Vice President of Strategic Development, the First Vice President of Loan Review and other senior lenders who serve as members of the loan committee.  At the end of each quarter, the Committee reviews individual impaired loans and adjustment estimates are made to the general calculated reserve for each loan as deemed necessary.  Specific adjustments are made depending on the estimated value of the collateral securing each loan and/or on expected cash flows.  The Company generally obtains a current external appraisal within twelve months on real estate secured impaired loans, but more frequent appraisal may be requested by the committee.  Other valuation techniques are also used and include internal valuations, comparable property analyses and contractual sales information.  For appraisals that are more than six months aged, where management has market knowledge that real estate values have declined, the credit committee may further discount appraisal values prior to obtaining a new appraisal within the twelve-month timeframe.  Appraisal discount estimates are based on the Committee’s evaluation of market conditions and are in addition to a reduction in value for potential sales costs and discounting that has been incorporated in the independent appraisal and/or appraisal review process.

At December 31, 2010, the Company had a total of $212.2 million in nonaccrual loans, of which 155 nonaccrual loans totaling $106.6 million had a specific allocation of $22.9 million.  The Company had $15.6 million of restructured loans still accruing, of which 25 restructured loans still accruing totaling $4.5 million had a specific allocation of $43,000.  As of December 31, 2009, the Company had a total of $175.0 million in nonaccrual loans, of which 86 nonaccrual loans totaling $77.6 million had a specific allocation of $16.2 million.  At the same time, the Company had $14.2 million of restructured loans still accruing, of which forty-two restructured loans still accruing totaling $9.7 million had a specific allocation of $93,000.  Impaired loans at December 31, 2010, 2009, and 2008 were $227.9 million, $189.1 million, and $108.6 million, respectively.

Historical reserves and management allocations

The component of the allowance for loan losses based on historical loan loss experience is determined using historical charge-off data for the last five years, with more weight placed on the most recent two years.  This calculation is done monthly and refined quarterly.  Management considers a variety of factors to determine the appropriate level of allowance for inherent loan losses including, but not limited to, past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, volume trends in delinquencies and nonaccruals, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses inherent in the loan portfolio.  All factors are considered on a quarterly basis and are adjusted when appropriate.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses.  Such agencies may require the Company to make additional provisions and/or charge-offs to the allowance based on their judgments about information available to them at the time of their examination.  It is also the Company’s general practice to request that the Bank’s primary regulator provide an express determination letter to evidence the regulatory examination review of charge off determination and practice as it relates to the allowance for loan losses.

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

The analysis of these factors involves a high degree of judgment by management.  Because of the imprecision surrounding these factors, the Company estimates a range of inherent losses and maintains a general allowance that is not allocated to a specific category.  Changes in the allowance for loan losses are detailed in Note 6 on the consolidated financial statements of this report.

Noninterest income

Noninterest income increased in the year ending December 31, 2010, by $1.9 million, or 4.3%, to $44.9 million as compared to $43.0 million for the year 2009.  The increase in noninterest income in 2010 was largely related to litigation related income as a result of on the previously disclosed Illinois Supreme Court opinion that reinstated a judgment in favor of the Bank for $2.6 million and increased levels of lease revenue from OREO and was offset by reductions in other categories such as trust income and realized gains on sales of securities.  Noninterest income totaled $35.3 million in 2008 as compared to $43.0 million in 2009.  The 2009 increase over 2008 was largely due to income from mortgage banking and realized gains on sale of securities.

Trust income decreased by $894,000, or 11.5%, to $6.8 million in 2010 as compared to $7.7 million and $8.1 million in 2009 and 2008, respectively.  The 2010 decrease in annual revenue was primarily due to a reduction in estate settlement activity and personal trust fees that were offset by increased investment advisory fee income from the Bank’s new subsidiary that began operations in the second half of 2010.  The latter category of fees was recognized in the other income category in 2010.  Trust income in 2009 had decreased primarily due to reductions in estate settlement activity for 2008 levels as well as a decrease in assets under management as a result of the general decline in asset values that started in the latter half of 2008 and continued into 2009.  Discretionary assets under management were $835.0 million, $906.0 million, and $924.8 million at December 31, 2010, 2009, and 2008, respectively.  Substantially all of the 2010 decrease in discretionary assets in the trust department was attributable to the new investment advisory subsidiary that grew to $91.0 million at December 31, 2010.

Service charge income from deposit accounts totaled $8.6 million in 2010, a decrease of $216,000, or 2.5%, from 2009 primarily due to decreases in overdraft fees, which have declined industry wide in keeping with recent regulatory changes.  That trend was offset somewhat by an increase in commercial checking fees of $119,000, or 5.6%, in 2010 as compared to 2009 levels.  Service charges on deposits were $8.8 million in 2009, a decrease of $539,000, or 5.8%, from $9.3 million in 2008.  The primary source of the decrease in 2009 was also from consumer bounce protection fees as usage decreased although increases in commercial checking account service charges partially offset that trend in 2009 as well.  The generally lower interest rate environment in 2009 and 2010 continued to reduce commercial earnings credits and increased net fee income in this category in both of those years.

Total mortgage banking income including net gain on sales of mortgage loans, secondary market fees, and servicing income, was $11.2 million in 2010, which was a decrease of $620,000, or 5.3%, from 2009 levels.  Although the volume of mortgage loans sold decreased with the continued disruption in housing markets, including the expiration of first time homebuyer tax credits in 2010, the largest decrease in income from mortgage operations in 2010 as compared to 2009 resulted from the decrease in valuation of mortgage servicing rights (MSRs) as these assets generally decline in value with decreases in market interest rates.  The Company changed its accounting method to the fair value method for valuing MSRs on January 1, 2010.  Under the previous method, MSRs were amortized and both the amortization and valuation impairments under the lower of cost or market method were recorded in other noninterest expense.  The mortgage operations unit had increased mortgage banking income by $4.5 million, or 61.3%, from $7.3 million in the year ended December 31, 2008, to $11.8 million for the same period in 2009.  The volume of loans sold increased in 2009 as a result of a reduced number of competitors as well as product offering changes made by management to meet client needs and changing investor requirements as markets changed.  Loans sold, including gains on sale totaled $362.1 million in 2010, 493.4 million in 2009, and $318.7 million in 2008.

Net realized gains on securities totaled $2.7 million in 2010 as compared to $3.8 million and $1.9 million for the years ended December 31, 2009 and 2008, respectively.  Bank owned life insurance (“BOLI”) cash surrender value net income increased $243,000, or 17.0%, to $1.7 million, as the underlying investment performance was stronger in 2010 than 2009.  A separate death benefit of $943,000, including interest from delayed payment, was also realized in 2010.  BOLI income increased $815,000, or 132.3%, to $1.4 million in 2009, as compared to $616,000 in 2008.  The investment rates of return on the BOLI portfolio stabilized in 2009 due in part to a rebalancing of that portfolio.

Interchange income from debit card usage continued to increase in 2010 as customers continued to respond favorably to rewards programs and consumer card activity remained strong.  Interchange income from debit card usage was $2.8 million, $2.5 million, and $2.4 million, respectively, in 2010, 2009 and 2008.  Debit card interchange income increased $261,000 in 2010, as the volume of consumer card activity remained strong although pending legislative changes may adversely affect this revenue source in the future.  The net loss and gain on interest rate swap activity with customers including fee income net of credit risk valuation expense was $322,000 for the year ended December 31, 2010.  This was a significant decrease as compared to the prior year and was primarily a result of reduced market demand for that product generally as well as an overall reduction in CRE demand from qualified borrowers.  The 2009 net gains on interest rate swap activity with customers included fee income of $1.3 million offset by credit risk valuation expense of $285,000 on the estimated aggregate swap position exposure at December 31, 2009.  This compared to partial year swap fee income of $556,000 in 2008, which was the first year this product was offered to clients.

The lease revenue received from OREO properties increased $1.4 million in the year ended December 31, 2010, to $1.8 million as compared to $393,000 in the prior year, as the number of properties that generated rental income increased.  The Bank had a total net gain of $614,000 for the year, which was a $279,000 decrease from 2009.  The net gains resulted from management’s successful efforts to dispose of OREO and focus upon the reduction of nonperforming assets.  There was a net loss on the sale of other real estate totaling $13,000 in 2008 and there was no OREO lease revenue in that year.

The Bank recognized $2.7 million in revenue, including interest, in 2010 as a result of the previously disclosed Illinois Supreme Court opinion that reinstated a judgment in favor of the Bank.  Other noninterest income increased $165,000, or 3.5%, in the year ended December 31, 2010, as compared to 2009.  This was largely due to investment advisory fee income from the Company’s new subsidiary that began operations in the second half of 2010 as well as an increase in ATM surcharge and transaction related fees.

Other noninterest income was $4.8 million in 2010 as compared to $4.7 million in 2009 and $5.2 million in 2008.  Even though automatic teller machine surcharge and interchange fees increased, decreases in fee income from brokerage activities and letters of credit in 2009 more than outpaced that growth.

Noninterest expense

Noninterest expense was $100.6 million in the year ended December 31, 2010, as compared to $144.6 million in the same period in 2009.  The 2009 noninterest expense included a nonrecurring goodwill impairment charge of $57.6 million.  Excluding that charge, noninterest expense increased $13.6 million in the year ended December 31, 2010, as compared to the prior year, and that increase was substantially due to higher OREO expenses and legal fees.  Noninterest expense was $80.3 million in 2008.  Salaries and benefits expense was $36.9 million during the year ended December 31, 2010, which was a $2.7 million decrease from the prior year.  This category totaled $39.6 million during the twelve months ended December 31, 2009, as compared to $44.5 million for 2008, which had included the addition of 57 full time equivalent (“FTE”) employees from the acquisition of Heritage back in 2008.  These comparative reductions in salaries and benefits expense resulted primarily from a decrease in salary expense coupled with reductions in group medical expenses although management  selectively reduced positions in 2010.  Management also completed a strategic reduction in force late in early 2009, and the number of full time equivalent employees decreased to 522 for the fourth quarter of 2010 as compared to 572 at the same time last year and 617.5 at the end of 2008.  Management also eliminated management bonuses and profit sharing contributions in 2009, which continued through 2010.

Net occupancy expense decreased $926,000, or 15.3%, from $6.1 million in 2009 to $5.1 million for the year ended December 31, 2010, whereas net occupancy expense had increased $65,000, or 1.1%, from 2008 to 2009.  The decrease in 2010 related to ongoing expense controls as well as the reduction in the number of branch facilities that occurred in 2009.  The 2009 increase as compared to 2008 was primarily due to leasehold termination costs including $114,000 in accelerated leasehold improvement and depreciation costs that were taken in the third quarter and an additional $88,000 in prepayment penalties taken in the fourth quarter of 2009 for the three branches that were closed in the second half of that year.  Furniture and fixture expenses were $6.9 million for the twelve-month periods ending December 31, 2008 and 2009.  This same category decreased by $733,000 to $6.2 million in the year ended December 31, 2010.  In the second half of 2009, the Company closed four branches where there was an overlap in service area and three additional such closings were completed in 2010.  As a result of these determinations, management was been able to realize lower costs in both the occupancy and furniture and fixtures categories.

Federal Deposit Insurance Corporation (“FDIC”) costs decreased $508,000, or 9.4%, to $4.9 million for the year ended December 31, 2010, as compared to $5.4 million for the prior year.  Even though premium expenses increased industry wide, the FDIC levied an additional special assessment of $1.3 million in 2009, and that nonrecurring assessment distorts period comparison.  In addition, the lower deposit base that resulted from the Bank’s balance sheet deleveraging and relationship pricing strategies also served to lower this expense.

Advertising expense increased by $205,000, or 16.3%, to $1.5 million in the twelve months ended December 31, 2010, from $1.3 million for the same period in 2009, primarily due to increased direct mail and radio advertising costs.  Advertising expense decreased by $757,000, or 37.6% to $1.3 million, for the year ended December 31, 2009, as compared to $2.0 million in 2008 as management emphasized discretionary expense controls and decreased sponsorship, specialty advertising, direct mail and other related costs.  Legal fees in 2010 increased $1.6 million to $3.2 million as compared to $1.7 million in 2009 and $698,000 in 2008 and were primarily related to the increased volume of loan workouts in progress as well as the Company’s ongoing review of its capital initiatives and alternatives.

OREO expenses were $26.4 million, $8.8 million, and $84,000 for the years ended December 31, 2010, 2009, and 2008, respectively.  Consistent with 2009, the 2010 expense total increased in accordance with the increases in OREO balances, and the largest line item categories continued to be valuation adjustments, insurance and real estate taxes and professional fees totaling $20.7 million, $3.1 million  and $285,000, respectively as compared to 2009 totals of $5.8 million, $1.7, million and $480,000, respectively.

Other expenses were $15.3 million in the year ended December 31, 2010, a decrease of $831,000, or 5.1%, from $16.2 million, in 2009.  Other expense decreases resulted primarily from the previously discussed accounting change in mortgage servicing rights impairment, net of amortization recognition.  That decrease combined with other decreases such as correspondent bank fees, telecommunication expense, ATM operating and transaction costs, a reduction in sundry losses, and  CDARs related fees as the Bank continued to reduce its reliance on this local source of brokered deposits in 2010 as compared to 2009.  Other expenses totaled $17.6 million in 2008.  Even though correspondent bank fees had increased in 2009 as compared to 2008, that increase was more than offset by decreases in supplies, other employee related expenses such as meals and entertainment, sales incentives, mileage costs, conferences, recruitment, travel and other related items.

Income taxes

The Company had income tax expense of $41.9 million for the year ended December 31, 2010, despite a $66.8 million pre-tax loss during that period, due to the establishment of a valuation allowance against the Company’s deferred tax assets.  Under generally accepted accounting principles, income tax benefits and the related tax assets are only allowed to be recognized if they will “more likely than not” be fully realized.  As a result, as of December 31, 2010, the net amount of the Company’s deferred tax assets related to operations has been reduced to zero.

The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, including forecasts of future income, available tax planning strategies, and assessments of the current and future economic and business conditions.  Management considered both positive and negative evidence regarding the ultimate realizability of the deferred tax assets, which is largely dependent upon the ability to derive benefits based upon future taxable income.  In the fourth quarter of 2010, the continued adverse economic environment contributed to further asset quality deterioration.  This resulted in an increased operating loss from the third quarter and contributed to uncertainty regarding the projections of future taxable income, which called into question the Company’s ability to fully realize the deferred tax asset.  Management determined that realization of the deferred tax asset was not “more likely than not” as required by accounting principles and established a valuation allowance to reflect this judgment.  Management believed internal projections and positive evidence was not deemed sufficient under generally accepted accounting principles to overcome the negative evidence present at December 31, 2010.  As a result, the Company recorded a valuation allowance totaling $69.8 million against its deferred tax assets of $71.9 million at December 31, 2010 resulting in total income tax expense for the year ended December 31, 2010 of $41.9 million.  A deferred tax asset of $2.1 million related to accumulated other comprehensive loss resulting from the net unrealized loss on available for sale securities remains at December 31, 2010.  An increase in rates will generally cause a decrease in the fair value of individual securities and results in changes in unrealized loss on available for sale securities while a decrease in rates generally causes an increase in fair value at a point in time.  In addition to the impact of rate changes upon pricing, uncertainty in the financial markets can cause reduced liquidity for certain investments and those changes are discussed in detail in Note 4 to the consolidated financial statements.  Management has both the ability and intent to retain an investment in available for sale securities.  The Company’s primary deferred tax assets related to its allowance for loan losses and the 2009 goodwill impairment charges that were previously discussed.  In each future accounting period, the Company’s management will reevaluate whether the current conditions in conjunction with positive and negative evidence support a change in the valuation allowance against its deferred tax assets.  Any such subsequent reduction in the estimated valuation allowance would lower the amount of income tax expense recognized in the Company’s consolidated statements of operations in future periods.

An income tax benefit of $45.6 million was recorded in the year ended December 31, 2009, as compared to $2.3 million in expense in the same period of 2008.  During the twelve-month period ended December 31, 2009, the Company’s taxable income significantly decreased compared to the same periods in 2008, primarily due to the results of our operations during 2009.  As of January 1, 2009, Illinois tax law changed the deductibility of real estate investment trust (“REIT”) dividends, which increased the effective rate for state taxes in that year as compared to 2008.

Financial condition

General

Total assets were $2.12 billion as of December 31, 2010, a decrease of $472.7 million, or 18.2%, from $2.60 billion as of December 31, 2009.  Loans decreased by $372.7 million as the Bank continued to emphasize capital management and credit quality and demand from qualified borrowers continued to decline.  Additionally, loan charge-off activity contributed as did the movement of collateral that previously secured loans to OREO.  Also contributing to the general decline was the Bank’s continuing efforts to reduce its real estate concentrations.  The second largest asset category decrease was a $80.7 million, or 35.2%, decrease in the long-term securities that were available-for-sale.  In addition to call activity, the Company also sold bonds and recognized a net realized securities gain of $2.7 million in the twelve months ended December 31, 2010.  Management decreased the levels of securities held in 2010, and as discussed below, also decreased the level of brokered certificates of deposit and other short term borrowings at the same time.  The third largest asset reduction category was other assets, which included deferred tax assets that were deemed to be impaired at December 31, 2010 and a noncash charge and offsetting valuation account of $69.8 million were recorded to reflect that impairment as outlined in the management discussion and analysis section as well as Note 14 to the financial statements contained in this report.  There was also a significant category shift within cash and cash equivalents at December 31, 2010 as compared to 2009.  These changes were primarily in the area of cash and due from banks, which decreased $8.3 million, while interest-bearing balances with financial institutions increased $45.0 million and short-term securities available-for-sale decreased $16.9 million in the same period.  While there is generally a high degree of variance in cash equivalent balances because of the dynamic nature of daily cash payments and receipts, the Bank retained higher balances with the FRB in 2010 in response to its decision to pay interest of 0.25% on excess reserves.  Total deposits were $1.91 billion as of December 31, 2010 a decrease of $297.7 million, or 13.5%, from $2.21 billion as of December 31, 2009.  The second largest change in funding, however, was a decrease in other short-term borrowing, primarily Federal Home Loan Bank advances of $50.9 million, or 92.5%, during 2010.  Securities sold under repurchase agreements also decreased by $16.4 million, or 89.0%, at December 31, 2010, as compared to the obligations held at December 31, 2009.

Investments

Long-term securities available for sale decreased $80.7 million during 2010, from $229.3 million as of December 31, 2009, to $148.6 million as of December 31, 2010.  Consistent with its capital management and deleverage strategies, the Bank continued to reduce securities available for sale in the fourth quarter of 2010, with a strong emphasis upon reducing tax-exempt bond holdings, which typically provide an incremental benefit in periods where there is taxable income.  This balance sheet deleveraging included significant reductions in both borrowings and deposits that previously provided funding for loan growth and a larger securities portfolio.  At December 31, 2010, U.S. government agency securities and mortgage-backed agency securities were $37.4 million and $76.7 million, respectively.  The Company decreased its position in agency securities by $47.0 million, or 55.7%, as of December 31, 2010, while it simultaneously increased mortgage-backed agency securities by $33.9 million, or 79.3%.  U.S. government agency securities comprised 25.2% of the portfolio as of December 31, 2010, and 34.3% of the portfolio as of December 31, 2009 whereas the mortgage-backed agency securities represented 12.0% and 17.4% of the investment portfolio as of the same dates.  As of December 31, 2010, the Company held $4.0 million in collateralized mortgage obligations versus $23.2 million at December 31, 2009.  The largest dollar investment category decreases were in United States government agency, state & political subdivision, and collateralized mortgage-backed securities, respectively.  The decreases in the United States government agency securities were due to the combination of sales and call activities as management executed its deleverage strategy in part, by reducing the size of the investment portfolio.  At December 31, 2010, state and political subdivision securities totaled $17.9 million, a decrease of $65.5 million, or 78.6%, from $83.3 million at December 31, 2009.  That decrease in volume was primarily due to sales activities combined with maturities and calls on those securities as the Bank reconfigured the portfolio to emphasize taxable income.  State and political subdivision securities comprised 12.0% of the portfolio as of December 31, 2010, compared to 33.8% of the portfolio as of December 31, 2009.  At December 31, 2010, U.S. Treasury Securities were $1.5 million, a decrease of $2,000, or 0.13%, from $1.5 million at December 31, 2009, primarily due to security sales.  Collateralized debt obligations (“CDO”) remained relatively unchanged at $11.1 as of December 31, 2010 from $10.9 million at December 31, 2009.  In the case of the CDO fair value measurement, management included a risk premium adjustment to reflect an estimated amount that a market participant would demand because of uncertainty in cash flows in both periods.  A detailed discussion of the market activity and the valuation of the CDO securities are discussed in Note 4 and Note 23, respectively, of these consolidated financial statements.  As mentioned below in the Liquidity section, the cash flows from the security calls, prepayments, maturities and sales were substantially offset by a decrease in funding in the other short-term borrowings.  The net unrealized losses in the portfolio were $5.2 million at December 31, 2010 as compared to net unrealized losses of $2.7 million as of December 31, 2009, primarily due to changes in interest rates at December 31, 2010.

Loans

Total loans were $1.69 billion as of December 31, 2010, a decrease of $372.7 million, or 18.1%, from $2.06 billion as of December 31, 2009.  The lack of demand from qualified borrowers through that year hindered growth in the loan portfolio.  As discussed in the loan loss provision section above, management continued to emphasize loan portfolio quality in 2010 and as a result $77.9 million of net loan charge-offs were recorded in 2010 as compared to $73.4 million in 2009.  The largest overall category decrease was in real estate construction loans, which decreased $144.1 million, or 52.7%, since December 31, 2009.  The residential real estate and real estate commercial loan sector decreased $86.3 million, or 13.4%, and $103.9 million, or 11.2% respectively, since December 31, 2009.

The loan portfolio reflects the general economic health and profile of the communities in which the Company operates.  Throughout 2010, the local economy continued to be affected by the overall decline in economic conditions that has been experienced nationwide.  The real estate related activity and market valuations have been negatively impacted the Company starting in 2008.  Because the Company is located in a growth corridor with significant open space, real estate lending (including commercial, residential, and construction) has been and continues to be a sizeable portion of the portfolio.  These categories comprised 89.2% of the portfolio as of December 31, 2010 compared to 89.3% of the portfolio as of December 31, 2009.  The commercial and industrial loan sector also decreased $33.3 million, or 16.1%, to $173.9 million at December 31, 2010, from $925.0 million at December 31, 2009.  The Company remains committed to overseeing and managing its loan portfolio to attempt to avoid unnecessarily high credit concentrations in accordance with its MOU with the OCC as well as general interagency guidance on risk management.  Consistent with those commitments, management updated its asset diversification plan and policy and anticipates that the percentage of real estate lending to the overall portfolio will continue to decrease in the future as result of that process.  Installment loans, overdrafts, and lease financing receivables also decreased $5.8 million, or 40.0%, to $8.6 million at December 31, 2010, from $14.4 million at December 31, 2009.  Almost all of that decrease was in the installment portfolio and was primarily attributable to decreased demand from qualified borrowers.

The allowance for loan losses was $76.3 million and $64.5 million in 2010 and 2009, respectively.  As discussed in the Provision for Loan Losses section above, the Company concluded that the increase in the amount of nonperforming loans and net charge-offs in 2009 and 2010 as compared to prior years represented increased risk that warranted higher provisioning.  Accordingly, the Company identified the higher risk loans and created a CRE pool with a higher qualitative factor in 2009.  That higher risk pool and estimated factor approach remained in place throughout 2010 and was similar to the high-risk pool approach that was taken for the construction and development category that began at December 31, 2008.  The elevated estimated factor approach for a higher risk C & D pool continued until problem loan indicators and volume in that category declined at September 30, 2010 and credit review management resumed a single C&D pool designation at that time.  The pooled factor estimate for the higher risk CRE pool was increased from 8.0% at December 31, 2009 as compared to 10.0% at December 31, 2010.  All risk factors and related segments are reassessed quarterly by the Company, and as a result, the qualitative factor for the home equity portfolio was also increased in 2010 as compared to 2009.  These qualitative factors along with increased specific allocations contributed to the increase in the provision for 2010 as compared to 2009.

One measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total loans.  The allowance for loan losses as a percentage of total loans was 4.51% as of December 31, 2010, compared to 3.13% as of December 31, 2009.  In management’s judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that losses will not exceed the estimated amounts in the future.

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

Other Assets

OREO increased $35.4 million from $40.2 million at December 31, 2009, to $75.6 million at December 31, 2010.  In 2010, management successfully converted collateral securing problem loans to properties ready for disposition in the net amount of $72.2 million.  Additions in 2010 were offset by $16.5 million in dispositions that generated a net gain on sale of $614,000 and $20.9 million in additional valuation allowances.  The Bank added 57 properties to OREO during the fourth quarter, which brought the total OREO holdings to 234 properties net of dispositions at December 31, 2010.  These OREO properties consisted of different types, including 111 single-family residences with an estimated realizable market value of $11.6 million, 65 non-farm, nonresidential properties with an estimated value of $28.9 million, a number of lots zoned for residential construction with an estimated realizable market value of $22.4 million, and 13 parcels of vacant acreage suitable for either farming or development with an estimated value of $12.7 million.  Details related to the activity in the OREO portfolio for the periods presented are itemized in the following table:

	Three Months Ended December 31,		Twelve Months Ended December 31,
Other real estate owned	2010	2009	2010	2009
Beginning balance	$54,577	$24,492	$40,200	$15,212
Property additions	29,638	25,122	72,159	42,390
Development improvements	567	113	607	2,467
Less:
Property disposals	2,815	8,653	16,465	14,201
Period valuation adjustments	6,354	874	20,888	5,668
Other real estate owned	$75,613	$40,200	$75,613	$40,200

When measured as a percentage of other real estate properties owned, the OREO valuation reserve increased to $22.2 million, which is 22.7% of gross OREO at December 31, 2010.  The valuation reserve represented 12.4% of gross OREO at December 31, 2009.  In management’s judgment, an adequate property valuation allowance has been established at December 31, 2010; however, there can be no assurance that actual valuation losses will not exceed the estimated amounts in the future.

Liquidity

Total deposits decreased $297.7 million, or 13.5%, during the year ended December 31, 2010, to close at $1.91 billion.  The deposit segments that declined the most in 2010 were interest bearing saving, NOW and money markets, which in the aggregate decreased $211.4 million, or 21.3%, followed by time certificates of deposits, which declined $108.9 million, or 12.0%.  The latter change occurred primarily due to management’s pricing strategy that required customers to have a core deposit relationship with the Bank to receive a higher rate on time deposits.  The Bank also decreased the level of brokered certificates of deposit in the same period from $61.8 million at December 31, 2009 to $29.1 million at December 31, 2010.  The Bank continued to comply with the brokered deposit restrictions contained within the MOU and management expects to have no brokered deposits as individual certificates mature in 2011.  As noted above, money market deposit and NOW accounts decreased by $94.8 million, from $392.5 million to $297.7 million, and $118.5 million, or 28.0%, respectively, during the year ended December 31, 2010.  At the same time, noninterest bearing demand deposits increased by $22.5 million, or 7.3%, as did savings deposits ($1.9 million, or 1.0%).  Market interest rates decreased generally and the average cost of interest bearing deposits decreased from 1.92% in 2009 to 1.28%, or 64 basis points, in 2010.  Likewise, the average total cost of interest bearing liabilities decreased from 2.03% in 2009 to 1.47% in 2010, or 56 basis points.

The Company entered into a $75.5 million credit facility with LaSalle Bank National Association (now Bank of America) in the first quarter of 2008.  Part of that credit facility replaced a $30.0 million revolving line of credit facility previously held between the Company and Marshall & Ilsley Bank.  The $75.5 million credit facility obtained in 2008 was comprised of a $30.5 million senior debt facility, which included the $30.0 million revolving line that matured on March 31, 2010, and $500,000 in term debt as well as $45.0 million of subordinated debt.  The proceeds of the $45.0 million of subordinated debt were used to finance the acquisition of Heritage, including transaction costs and qualified as Tier 2 capital.  The Company had no principal outstanding on the revolving line when it matured, $500,000 in principal outstanding in term debt, and $45.0 million in principal outstanding in subordinated debt.  The term debt is secured by all of the outstanding capital stock of the Bank.  The Company was out of compliance with two of the financial covenants of this credit facility at December 31, 2010 and December 31, 2009.  As a result, the lender provided notice to the Company in 2009 that it would not extend additional credit or make additional disbursements on behalf of the Company, which limits the Company’s ability to serve as a source of liquidity.  In November 2009, the lender also notified the Company that it was invoking the default rate, thereby increasing the rate on the term debt by 200 basis points, which resulted in $10,000 in additional interest expense on the $500,000 term debt that was outstanding at December 31, 2010.  The lender’s agreement does not provide the lender with any rights of acceleration or other remedies with regard to the subordinated debt.  The Company has made all required interest payments on the outstanding principal amounts on a timely basis.  Additional discussion related to the Bank of America credit facility terms are disclosed in Note 12 of the consolidated financial statements included in this annual report.

Other major borrowing category changes from December 31, 2009 included a decrease of $50.9 million, or 92.5%, in other short-term borrowings.  As previously disclosed, this consisted primarily of Federal Home Loan Bank (“FHLB”) advances and this funding source was decreased in tandem with the decrease in securities available for sale.  At December 31, 2010, the Bank maintained several different sources of liquidity including $66.4 million in overnight cash invested with the FRB, $99.5 million in available borrowing capacity with the Federal Home Loan Bank of Chicago (“FHLBC”) and FRB of Chicago as well as additional unencumbered securities that could be pledged to increase borrowing capacity by an additional $36.0 million.  In addition, the Bank has a preestablished program to review the loan portfolio for credits that strengthen borrowing capacity at both the FRB of Chicago and FHLBC through the delivery of files that meet their respective eligibility requirements.

Capital

Total stockholders’ equity decreased $113.3 million, or 57.4%, to $84.0 million during 2010, from $197.2 million as of December 31, 2009.  A net loss available to common shareholders of $113.2 million, which included the $69.8 million valuation allowance on the Company’s deferred tax assets, combined with preferred dividends and accretion of $4.5 million, and a common dividend payment of $281,000, decreased retained earnings to $28.3 million as of December 31, 2010.  In the same year, a $1.5 million increase in the unrealized securities position net of tax increased the accumulated other comprehensive loss to $3.1 million from $1.6 million at December 31, 2009, which decreased stockholders’ equity.  In 2009, retained earnings decreased by a net loss of $65.6 million, plus common dividends of $1.4 million, which decreased retained earnings to $141.8 million as of December 31, 2009.

As discussed in Note 25 of the consolidated financial statements of this annual report, the U. S. Department of Treasury (“Treasury”) completed its investment in the Company in January 2009, as part of the TARP Capital Purchase Program,  and those proceeds continue to qualify as Tier 1 capital at December 31, 2010.  The Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Tarp Preferred Stock”) and warrants to purchase common stock of the Company that were issued increased stockholders’ equity by $69.0 million and $4.8 million, respectively, at December 31, 2009.  The fair value ascribed to the warrants is included as part of additional paid-in capital.

As of December 31, 2010, the Company’s regulatory ratios of total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 leverage decreased to 11.46%, 6.09%, and 4.74%, respectively, as compared to 13.26%, 9.96%, and 8.48%, respectively, at December 31, 2009.  The Company, on a consolidated basis, exceeds the minimum ratios to be deemed “adequately capitalized” under regulatory defined capital ratios at December 31, 2010.  The same capital ratios at the Bank were 11.63%, 10.34%, and 8.10%, respectively, at December 31, 2010 as compared to 11.57%, 10.30%, and 8.89%, respectively, at December 31, 2009.  While the Bank exceeded the general minimum regulatory requirements to be considered “well capitalized”, it was not in full compliance with the heightened capital ratios that it agreed to maintain with the OCC. Specifically, the Bank’s board of directors agreed to meet by December 31, 2009, and thereafter maintain, a total risk-based capital ratio of at least 11.25%, and a Tier 1 capital ratio of at least 8.75%.  The Bank achieved these heightened regulatory capital ratios by December 31, 2009 and remained in compliance through March 31, 2010.  The Bank was in compliance with the heightened total capital to risk weighted assets ratio at December 31, 2010, but not the heightened Tier 1 leverage ratio due to net losses incurred subsequent to the first quarter of 2010.

As previously announced, the Company has deferred regularly scheduled interest payments on $58.4 million of junior subordinated debentures related to the trust preferred securities issued by its two statutory trust subsidiaries, Old Second Capital Trust I and Old Second Capital Trust II.  Because of the deferral on the subordinated debentures, the Trusts will defer regularly scheduled dividends on the trust preferred securities.  The total accumulated and unpaid interest on the junior subordinated debentures including compounded interest from July 1, 2010 on the deferred payments totaled $2.2 million at December 31, 2010.

The Company has also suspended quarterly cash dividends on its outstanding TARP Preferred Stock issued to the Treasury as well as suspending dividends on its outstanding common stock.  The dividends have been deferred since November 15, 2010, and while in deferral the dividends are compounded quarterly and the accumulated unpaid dividends totaled $1.4 million at December 31, 2010

Under the terms of the subordinated debentures, the Company is allowed to defer payments of interest for 20 quarterly periods without default or penalty, but such amounts will continue to accrue.  Also during the deferral period, the Company generally may not pay cash dividends on or repurchase its common stock or preferred stock, including the TARP Preferred Stock.  Under the terms of the TARP Preferred Stock, the Company is required to pay dividends on a quarterly basis at a rate of 5% per year for the first five years, after which the dividend rate automatically increases to 9%.  Dividend payments on the TARP Preferred Stock may be deferred without default, but the dividend is cumulative and therefore will continue to accrue and, if the Company fails to pay dividends for an aggregate of six quarters, whether or not consecutive, the holder will have the right to appoint representatives to the Company’s board of directors.  The terms of the TARP Preferred Stock also prevent the Company from paying cash dividends on or repurchasing its common stock while TARP Preferred Stock dividends are in arrears.

The Company is limited in its ability to repurchase shares in the future because of restrictions imposed by Treasury as a result of the Company’s participation in the CPP, and such repurchases were limited to amounts associated with the tax liability incurred with the vesting of stock awards under the preexisting equity incentive plan.  The Company repurchased 5,684 shares in 2010, resulting in an increase in treasury stock to 4,555,063 shares as of December 31, 2010.  The repurchase of these shares increased treasury stock by $40,000 or 0.04% at December 31, 2010.  The Company had repurchased 932 shares in 2009, resulting in an increase in treasury stock to 4,549,379 shares as of December 31, 2009.  The repurchase of these shares increased treasury stock by $5,000, or less than 0.1%, to $94.8 million at December 31, 2009.  Treasury stock repurchased decreases stockholders’ equity, but also increases earnings per share by reducing the number of shares outstanding.  The exercise of stock options, related tax benefit, and stock-based compensation expense increase equity and shares outstanding and contributed $1.1 million to stockholders’ equity in 2009 whereas no options were exercised in the year ended December 31, 2010.  Return on average equity was (61.79%), (27.92%), and 6.03% in 2010, 2009, and 2008, respectively.

The Company completed the sale of $32.6 million of cumulative trust preferred securities by its subsidiary, Old Second Capital Trust I in July 2003 and the payment of regularly scheduled dividends are in deferral as previously disclosed.  These trust preferred securities remain outstanding for a 30-year term, but subject to regulatory approval, they can be called in whole or in part at the Company’s discretion after an initial five-year period, which has since passed.  The Company does not currently intend on seeking regulatory approval to call these securities.  Dividends are payable quarterly at an annual rate of 7.80% and are included in interest expense in the consolidated financial statements even when deferred.  Likewise, the Company issued an additional $25.0 million of cumulative trust preferred securities through a private placement completed by a second unconsolidated subsidiary, Old Second Capital Trust II in April 2007.  These trust preferred securities also mature in 30 years, but subject to the aforementioned regulatory approval, can be called in whole or in part in 2017.  When not in deferral the quarterly cash distributions on the securities are fixed at 6.766% through June 15, 2017 and float at 150 basis points over the British Bankers Association three-month LIBOR rate thereafter.  Trust preferred proceeds of $56.6 million are held by outside investors.  As of December 31, 2010, trust preferred proceeds of $29.0 million qualified as Tier 1 regulatory capital and $27.6 million qualified as Tier 2 regulatory capital and total trust preferred proceeds of $56.6 million qualified as Tier 1 regulatory capital as of December 31, 2009.  Additionally, the $45.0 million in subordinated debt that was obtained to finance the February 2008 acquisition qualified as Tier 2 regulatory capital as of December 31, 2010 and December 31, 2009.

Bank regulatory agencies have adopted capital standards by which all banks and bank holding companies are evaluated.  Those agencies define the basis for these calculations including the prescribed methodology for the calculation of the amount of risk-weighted assets.  The risk based capital guidelines were designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks.  In addition to the regulatory capital ratios disclosed above, information regarding capital levels and minimum required levels can be found in Note 20 and Note 25 of the consolidated financial statements included in this annual report.

Off-balance sheet arrangements

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The Company has various financial obligations that may require future cash payments.  The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date.

	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total

Deposits without a stated maturity	$1,112,962	$—	$—	$—	$1,112,962
Certificates of deposit	426,429	276,307	92,830	—	795,566
Securities sold under repurchase agreements	2,018	—	—	—	2,018
Other short-term borrowings	4,141	—	—	—	4,141
Junior subordinated debentures	—	—	—	58,378	58,378
Subordinated debt	—	—	—	45,000	45,000
Notes payable and other borrowings	—	—	—	500	500
Purchase obligations	1,313	1,169	—	—	2,482
Automatic teller machines (“ATM’s”) leases	106	76	21	—	203
Operating leases	89	162	168	58	477
Nonqualified voluntary deferred compensation	294	163	105	1,201	1,763
Total	$1,547,352	$277,877	$93,124	$105,137	$2,023,490

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

The following table details the amounts and expected maturities of significant commitments to extend credit, excluding overdraft protection on deposit accounts, at December 31, 2010:

	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total

Commitment to extend credit:
Commercial secured by real estate	$17,660	$2,354	$549	$22	$20,585
Revolving open end residential	5,679	30,010	34,444	68,291	138,424
Other	115,065	2,074	4,359	—	121,498
Financial standby letters of credit (borrowers)	16,258	35	—	—	16,293
Performance standby letters of credit (borrowers)	12,670	284	—	—	12,954
Commercial letters of credit (borrowers)	9,137	—	—	—	9,137
Total	$176,469	$34,757	$39,352	$68,313	$318,891

In addition to the above obligations and commitments, the Company also has interest rate derivatives that include a risk participation agreement.  Details on these interest rate swap agreements are found in Note 24 of the financial statements included in this annual report.  In addition, the Company is responsible for $2.6 million in performance standby letters of credit commitments and $201,000 in commercial standby letters of credit commitments not associated with commitments to extend credit to borrowers that are associated with OREO.  Of that amount, $2.7 million matures within one year and the remaining $45,000 matures within a one to three year period.

Quantitative and qualitative disclosure about market risk

Liquidity and market risk

Liquidity is the Company’s ability to fund operations, to meet depositor withdrawals, to provide for customer’s credit needs, and to meet maturing obligations and existing commitments.  The liquidity of the Company principally depends on cash flows from net operating activities, including pledging requirements, investment in, and maturity of assets, changes in balances of deposits and borrowings, and its ability to borrow funds.  The Company monitored and tested borrowing capacity as well modeled contingency funding scenarios as part of its liquidity management process in 2010.  In the first quarter of 2011, management expanded the methodology for stress testing of liquidity for contingency funding purposes to include tests that outline scenarios for specifically identified liquidity risk events, which are then aggregated into a Bank-wide assessment of liquidity risk stress levels.

Net cash inflows from operating activities were $69.2 million during 2010, compared with net cash inflows of $30.7 million in 2009.  Proceeds from sales of loans held-for-sale, net of funds used to originate loans held-for-sale, was a source of inflow for 2010 and 2009.  Interest received, net of interest paid, combined with changes in provision for loan losses, the noncash goodwill impairment charge and other assets and liabilities were a source of inflow for 2010 and 2009.  Provision for deferred tax expense was a $47.9 million source of inflow for 2010 due to the valuation allowance of $69.8 million, compared to an outflow of $35.5 million for 2009.  Management of investing and financing activities, as well as market conditions, determines the level and the stability of net interest cash flows.  Management’s policy is to mitigate the impact of changes in market interest rates to the extent possible as part of the balance sheet management process.

Net cash inflows from investing activities were $317.9 million in 2010, compared to $284.1 million in 2009.  Consistent with management’s deleverage strategy in 2010, securities transactions accounted for a net inflow of $79.8 million, net principal received on loans accounted for net inflows of $222.6 million, and proceeds from the sales of OREO assets owned accounted for inflows of $17.1 million.  In 2009, securities transactions accounted for a net inflow of $180.1 million, and net principal disbursed on loans accounted for net inflows of $92.5 million whereas proceeds from the sale of OREO assets owned accounted for inflows of $15.1 million.

Net cash outflows from financing activities in 2010, were $368.2 million compared with $308.2 million in 2009.  Significant cash outflows from 2010 financing activity deleveraging decisions included reductions of $297.7 million in deposits and $50.9 million in other short-term borrowings, which consisted primarily of Federal Home Loan Bank advances.  Net reductions in securities sold under repurchase agreements were $16.4 million.  Significant cash outflows from financing activities in 2009 included reductions of $180.9 million in deposits and $119.5 million in other short-term borrowings, which consists primarily of Federal Home Loan Bank advances, offset by a $5.1 million reclassification of advances from the long-term category.  Repayments of notes payable, net reductions in securities sold under repurchase agreements and federal funds purchased were $19.8 million, $28.0 million and $28.9 million, respectively, during 2009.  The largest financing inflow during 2009 was the $73.0 million in total proceeds from the preferred stock and warrants issued to the Treasury in January 2009

Interest rate risk

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

The Company manages various market risks in its normal course of operations, including credit, liquidity risk, and interest-rate risk.  Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company’s business activities and operations.  In addition, since the Company does not hold a trading portfolio, it is not exposed to significant market risk from trading activities.  The changes in the Company’s interest rate risk exposures from December 31, 2009 are outlined in the table below.

Like most financial institutions, the Company’s net income can be significantly influenced by a variety of external factors, including: overall economic conditions, policies and actions of regulatory authorities, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities other than those that are assumed, early withdrawal of deposits, exercise of call options on borrowings or securities, competition, a general rise or decline in interest rates, changes in the slope of the yield-curve, changes in historical relationships between indices (such as LIBOR and prime), and balance sheet growth or contraction.  The Company’s ALCO seeks to manage interest rate risk under a variety of rate environments by structuring the Company’s balance sheet and off-balance sheet positions, which includes interest rate swap derivatives as discussed in Note 23 of the financial statements included in this annual report.  The risk is monitored and managed within approved policy limits.

The Company utilizes simulation analysis to quantify the impact of various rate scenarios on net interest income.  Specific cash flows, repricing characteristics, and embedded options of the assets and liabilities held by the Company are incorporated into the simulation model.  Earnings at risk is calculated by comparing the net interest income of a stable interest rate environment to the net interest income of a different interest rate environment in order to determine the percentage change.  The Company had less earnings at risk exposure at December 31, 2010 versus the prior year due, in part, to the balance sheet changes that occurred during the year, such as an overall reduction in fixed rate loans and securities.  Earnings at risk, as measured at December 31, 2010, shows somewhat greater benefit if interest rates increase, compared to that of a year ago.  Federal Funds rates and the Bank’s prime rate were stable throughout 2009 and 2010 at 0.25% and 3.25%, respectively.

The following table summarizes the affect on annual income before income taxes based upon an immediate increase or decrease in interest rates of 50, 100, and 200 basis points and no change in the slope of the yield curve.  The 200 basis point section of the table, along with the 100 basis point section for 2010, do not show model changes for basis point decreases of those magnitudes due to the low interest rate environment during that two-year period:

Analysis of Net Interest Income Sensitivity

	Immediate Changes in Rates
	-200	-100	-50	+50	+100	+200
December 31, 2010
Dollar change	N/A	N/A	$202	$500	$981	$2,087
Percent change	N/A	N/A	+0.3%	+0.7%	+1.4%	+3.0%

December 31, 2009
Dollar change	N/A	$125	$112	$83	$101	$263
Percent change	N/A	+0.1%	+0.1%	+0.1%	+0.1%	+0.3%

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

Controls and procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended, as of December 31, 2010.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010 the Company’s disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

•                                         The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters including the Dodd-Frank Act and related rules and regulations.

•                                         The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System.

•                                          The costs, effects and outcomes of existing or future litigation.

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

•                                          Business combinations and the integration of acquired businesses, which may be more difficult or expensive than expected.The economic impact of past and any future terrorists attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•                                         The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties, as well as those set forth under Item 1.A “Risk Factors” of the Form 10-K, should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2010 and 2009

(In thousands, execpt share data)

	2010	2009
Assets
Cash and due from banks	$28,584	$36,842
Interest bearing deposits with financial institutions	69,492	24,500
Federal funds sold	682	1,543
Short-term securities available-for-sale	—	16,911
Cash and cash equivalents	98,758	79,796
Securities available-for-sale	148,647	229,330
Federal Home Loan Bank and Federal Reserve Bank stock	13,691	13,044
Loans held-for-sale	10,655	11,586
Loans	1,690,129	2,062,826
Less: allowance for loan losses	76,308	64,540
Net loans	1,613,821	1,998,286
Premises and equipment, net	54,640	58,406
Other real estate owned	75,613	40,200
Mortgage servicing rights, net	3,897	2,450
Core deposit and other intangible asset, net	5,525	6,654
Bank-owned life insurance (BOLI)	50,966	50,185
Accrued interest and other assets	47,708	106,720
Total assets	$2,123,921	$2,596,657

Liabilities
Deposits:
Non-interest bearing demand	$330,846	$308,304
Interest bearing:
Savings, NOW, and money market	782,116	993,551
Time	795,566	904,422
Total deposits	1,908,528	2,206,277
Securities sold under repurchase agreements	2,018	18,374
Other short-term borrowings	4,141	54,998
Junior subordinated debentures	58,378	58,378
Subordinated debt	45,000	45,000
Notes payable and other borrowings	500	500
Accrued interest and other liabilities	21,398	15,922
Total liabilities	2,039,963	2,399,449

Commitments and contingencies (see note 19)
Stockholders’ Equity
Preferred stock, ($1.00 par value; authorized 300,000 shares at December 31, 2010; series B, 5% cumulative perpetual, 73,000 shares issued and outstanding at December 31, 2010 and December 31, 2009, $1,000 liquidiation value)	69,921	69,039
Common stock, $1.00 par value; authorized 60,000,000 shares; issued 18,466,538 in 2010 and 18,373,296 in 2009, outstanding 13,911,475 in 2010 and 13,823,917 in 2009	18,467	18,373
Additional paid-in capital	65,209	64,431
Retained earnings	28,335	141,774
Accumulated other comprehensive loss	(3,130)	(1,605)
Treasury stock, at cost, 4,555,063 shares in 2010 and 4,549,379 shares in 2009	(94,844)	(94,804)
Total stockholders’ equity	83,958	197,208
Total liabilities and stockholders’ equity	$2,123,921	$2,596,657

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009, and 2008

(In thousands, except share data)

	2010	2009	2008
Interest and dividend income
Loans, including fees	$99,297	$117,666	$135,335
Loans held-for-sale	413	947	637
Securities:
Taxable	4,766	8,526	15,745
Tax-exempt	1,795	5,230	5,937
Dividends from Federal Reserve Bank and Federal Home Loan Bank stock	251	225	83
Federal funds sold	3	17	146
Interest bearing deposits	156	39	44
Total interest and dividend income	106,681	132,650	157,927
Interest expense
Savings, NOW and money market deposits	4,067	6,459	14,513
Time deposits	18,795	32,886	42,046
Securities sold under repurchase agreements	28	140	837
Federal funds purchased	—	78	1,372
Other short-term borrowings	18	296	2,593
Junior subordinated debentures	4,309	4,287	4,281
Subordinated debt	838	1,245	1,831
Notes payable and other borrowings	13	122	940
Total interest expense	28,068	45,513	68,413
Net interest and dividend income	78,613	87,137	89,514
Provision for loan losses	89,668	96,715	30,315
Net interest and dividend (expense) income after provision for loan losses	(11,055)	(9,578)	59,199
Non-interest income
Trust income	6,849	7,743	8,061
Service charges on deposits	8,563	8,779	9,318
Secondary mortgage fees	1,537	1,431	890
Mortgage servicing (loss) income, net of changes in fair value	(63)	535	565
Net gain on sales of mortgage loans	9,696	9,824	5,856
Securities gains, net	2,727	3,754	1,882
Increase in cash surrender value of bank-owned life insurance	1,674	1,431	616
Death benefit including interest realized on bank owned life insurance	943	—	—
Debit card interchange income	2,783	2,522	2,366
Net interest rate swap gains and fees	322	1,058	556
Lease revenue from other real estate owned	1,760	393	—
Net gain (loss) on sale of other real estate owned	614	893	(13)
Litigation related income	2,656	—	—
Other income	4,849	4,684	5,163
Total non-interest income	44,910	43,047	35,260
Non-interest expense
Salaries and employee benefits	36,867	39,577	44,525
Occupancy expense, net	5,142	6,068	6,003
Furniture and equipment expense	6,196	6,929	6,850
FDIC insurance	4,879	5,387	1,465
Amortization of core deposit and other intangible assets	1,129	1,167	1,096
Advertising expense	1,461	1,256	2,013
Impairment of goodwill	—	57,579	—
Legal fees	3,236	1,676	698
Other real estate expense	26,401	8,835	84
Other expense	15,325	16,156	17,578
Total non-interest expense	100,636	144,630	80,312
(Loss) income before income taxes	(66,781)	(111,161)	14,147
Provision (Benefit) for income taxes	41,868	(45,573)	2,323
Net (loss) income	(108,649)	(65,588)	11,824
Preferred stock dividends and accretion of discount	4,538	4,281	—
Net (loss) income available to common stockholders	$(113,187)	$(69,869)	$11,824

Basic (loss) earnings per share	$(8.03)	$(5.04)	$0.87
Diluted (loss) earnings per share	(8.03)	(5.04)	0.86
Dividends declared per share	0.02	0.10	0.63

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009, and 2008

(In thousands)

	2010	2009	2008
Cash flows from operating activities
Net (loss) income	$(108,649)	$(65,588)	$11,824
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	4,564	4,973	4,651
Amortization of leasehold improvements	129	227	190
Amortization and recovery of mortgage servicing rights, net	—	287	1,238
Change in market value on mortgage servicing rights	868	—	—
Loss on transfer of mortgage servicing rights	68	—	—
Provision for loan losses	89,668	96,715	30,315
Provision for deferred tax expense (benefit)	47,882	(35,478)	(7,441)
Origination of loans held-for-sale	(353,746)	(473,320)	(319,596)
Proceeds from sale of loans held-for-sale	362,068	493,423	318,707
Net gain on sales of mortgage loans	(9,696)	(9,824)	(5,856)
Change in current income taxes payable	9,249	(13,868)	(9,143)
Increase in cash surrender value of bank-owned life insurance	(1,674)	(1,431)	(616)
Death claim on bank owned life insurance	893	—	—
Change in accrued interest receivable and other assets	2,781	(10,776)	2,530
Change in accrued interest payable and other liabilities	4,789	(16,020)	14,146
Net premium amortization on securities	435	596	604
Securities gains, net	(2,727)	(3,754)	(1,882)
Impairment of goodwill	—	57,579	—
Amortization of core deposit and other intangible assets	1,129	1,167	1,096
Tax effect on vesting of restricted stock	(190)	—	—
Stock based compensation	1,062	1,000	908
Net (Gain) loss on sale of other real estate owned	(614)	(893)	13
Write-down of other real estate owned	20,888	5,668	—
Net cash provided by operating activities	69,177	30,683	41,688

Cash flows from investing activities
Proceeds from maturities and pre-refunds including pay down of securities available-for-sale	129,479	126,510	249,360
Proceeds from sales of securities available-for-sale	111,738	262,359	67,326
Purchases of securities available-for-sale	(160,808)	(208,750)	(123,973)
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(647)	—	(2,627)
Net change in loans	222,638	92,452	(117,418)
Investment in other real estate owned	(607)	(2,467)	—
Proceeds from sales of other real estate owned	17,079	15,094	595
Purchase of bank owned life insurance	—	—	(202)
Cash paid for acquisition, net of cash and cash equivalents retained	—	—	(38,839)
Net purchases of premises and equipment	(927)	(1,084)	(6,098)
Net cash provided by investing activities	317,945	284,114	28,124

Cash flows from financing activities
Net change in deposits	(297,749)	(180,851)	(20,846)
Net change in securities sold under repurchase agreements	(16,356)	(27,971)	(6,877)
Net change in federal funds purchased	—	(28,900)	(153,300)
Net change in other short-term borrowings	(50,857)	(119,519)	82,429
Proceeds from the issuance of preferred stock	—	68,245	—
Proceeds from the issuance of common stock warrant	—	4,755	—
Proceeds from the issuance of subordinated debt	—	—	45,000
Proceeds from junior subordinated debentures	—	—	979
Proceeds from notes payable and other borrowings	—	2,240	7,149
Repayment of note payable	—	(19,790)	(7,825)
Proceeds from exercise of stock options	—	55	187
Tax benefit from stock options exercised	—	—	68
Tax benefit from dividend equivalent payment	—	7	15
Dividends paid	(3,158)	(6,481)	(8,275)
Purchases of treasury stock	(40)	(5)	(41)
Net cash used in financing activities	(368,160)	(308,215)	(61,337)
Net change in cash and cash equivalents	18,962	6,582	8,475
Cash and cash equivalents at beginning of year	79,796	73,214	64,739
Cash and cash equivalents at end of year	$98,758	$79,796	$73,214

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows — Continued

(In thousands)

	2010	2009	2008
Supplemental cash flow information
Income taxes (received) paid	$(15,076)	$2,330	$13,739
Interest paid for deposits	23,591	41,149	58,301
Interest paid for borrowings	5,229	6,223	12,101
Non-cash transfer of loans to other real estate owned	72,159	42,390	15,820
Non-cash transfer of notes payable to short-term borrowings	—	5,134	—
Non-cash transfer related to deferred taxes on goodwill	—	1,461	—
Non-cash transfer of securities available-for-sale to other assets	50	—	—
Change in dividends declared not paid	779	(1,606)	385
Accretion on preferred stock warrants	882	794	—

Acquisition of HeritageBanc, Inc.
Non-cash assets acquired:
Securities available-for-sale	$—	$—	$43,971
Federal Home Loan Bank and Federal Reserve Bank Stock	—	—	1,470
Loans, net	—	—	283,552
Premises and equipment	—	—	11,567
Goodwill	—	—	56,910
Core deposit and other intangible asset	—	—	8,917
Other assets	—	—	1,482
Total noncash assets acquired	$—	$—	$407,869

Liabilities assumed:
Deposits	—	—	294,356
Federal funds purchased	—	—	17,100
Advances from the Federal Home Loan Bank	—	—	9,331
Other liabilities	—	—	5,243
Total liabilities assumed	—	—	326,030
Net non-cash assets acquired	$—	$—	$81,839

Cash and cash equivalents acquired	$—	$—	$5,718

Stock issuance in lieu of cash paid in acquisition	$—	$—	$43,000

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

Years Ended December 31, 2010, 2009, and 2008

(In thousands, except share data)

					Accumulated
			Additional		Other		Total
	Common	Preferred	Paid-In	Retained	Comprehensive	Treasury	Stockholders’
	Stock	Stock	Capital	Earnings	(Loss) Income	Stock	Equity
Balance, December 31, 2007	$16,695	$—	$16,114	$209,867	$1,971	$(94,758)	$149,889
Net income	—	—	—	11,824	—	—	11,824
Change in net unrealized loss on securities available-for-sale, net of $2,657 tax effect	—	—	—	—	(3,999)	—	(3,999)
Change in unrealized loss on cash flow hedge, net of $63 tax effect	—	—	—	—	(95)	—	(95)
Total comprehensive income							7,730
Dividends declared, $.63 per share	—	—	—	(8,660)	—	—	(8,660)
Common stock issued for the purchase of Heritage	1,564	—	41,436	—	—	—	43,000
Change in restricted stock	27	—	(27)	—	—	—	—
Stock options exercised	18	—	169	—	—	—	187
Tax benefit of stock options exercised	—	—	68	—	—	—	68
Tax benefit of dividend equivalent payments	—	—	15	—	—	—	15
Stock-based compensation expense	—	—	908	—	—	—	908
Purchases of treasury stock	—	—	—	—	—	(41)	(41)
Balance, December 31, 2008	$18,304	$—	$58,683	$213,031	$(2,123)	$(94,799)	$193,096
Net loss	—	—	—	(65,588)	—	—	(65,588)
Change in net unrealized gain on securities available-for-sale, net of $291 tax effect	—	—	—	—	423	—	423
Change in unrealized gain on cash flow hedge, net of $63 tax effect	—	—	—	—	95	—	95
Total comprehensive loss		—					(65,070)
Dividends declared, $.10 per share	—	—	—	(1,388)	—	—	(1,388)
Change in restricted stock	63	—	(63)	—	—	—	—
Stock options exercised	6	—	49	—	—	—	55
Tax benefit of dividend equivalent payments	—	—	7	—	—	—	7
Stock-based compensation expense	—	—	1,000	—	—	—	1,000
Purchase of treasury stock	—	—	—	—	—	(5)	(5)
Preferred dividends declared (5% per preferred share)	—	794	—	(4,281)	—	—	(3,487)
Issuance of preferred stock	—	68,245	—	—	—	—	68,245
Issuance of stock warrants	—	—	4,755	—	—	—	4,755
Balance, December 31, 2009	$18,373	$69,039	$64,431	$141,774	$(1,605)	$(94,804)	$197,208
Comprehensive loss
Net loss	—	—	—	(108,649)	—	—	(108,649)
Change in net unrealized loss on securities available-for-sale net of $991 tax effect	—	—	—	—	(1,525)	—	(1,525)
Total comprehensive loss	—	—	—	—	—	—	(110,174)
Dividends Declared, $.02 per share	—	—	—	(281)	—	—	(281)
Change in restricted stock	94	—	(94)	—	—	—	—
Tax effect from vesting of restricted stock	—	—	(190)	—	—	—	(190)
Stock based compensation	—	—	1,062	—	—	—	1,062
Purchase of treasury stock	—	—	—	—	—	(40)	(40)
Preferred dividends declared and accrued (5% per preferred share)	—	882	—	(4,538)	—	—	(3,656)
Adoption of mark to market of mortgage servicing rights	—	—	—	29	—	—	29
Balance, December 31, 2010	$18,467	$69,921	$65,209	$28,335	$(3,130)	$(94,844)	$83,958

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010, 2009, and 2008

(Table amounts in thousands, except per share data)

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include Old Second Bancorp, Inc. and its wholly owned subsidiaries Old Second National Bank (“Bank”) which includes its wholly-owned subsidiaries Station I, LLC, Station II, LLC, Old Second Affordable Housing Fund, LLC and River Street Advisers, LLC which together are referred to as the “Company.”  Inter-company transactions and balances are eliminated in consolidation.

Nature of Operations and Principles of Consolidation: Old Second Acquisition, Inc., was formed as part of the November 5, 2007, Agreement and Plan of Merger between the Company, Old Second Acquisition, Inc., a wholly-owned subsidiary of Old Second Bancorp, Inc., and HeritageBanc, Inc. (“Heritage”).  The parties consummated the merger on February 8, 2008, at which time, Old Second Acquisition, Inc. was merged with and into Heritage with Heritage as the surviving corporation as a wholly-owned subsidiary of the Company.  Additionally, the parties merged Heritage Bank, a wholly-owned subsidiary of Heritage, with and into the Bank, with the Bank as the surviving bank.  After the completion of the merger transaction, Heritage was dissolved and is no longer an existing subsidiary.  Summary information related to the acquisition is outlined in Note 2.  As of November 13, 2009, Old Second Financial, Inc. was dissolved as a separate entity and insurance sales became part of the product offering of the wealth management unit of the Bank.  As of May 5, 2010, River Street Advisers, LLC, an Illinois Company, was formed as a separate, wholly owned subsidiary, of the Bank.  River Street Advisers, LLC provides investment advisory services as part of the expanded product offering of the wealth management unit of the Bank.  Old Second Management, LLC (“OSM”) was formed for the purpose of providing a possible future source of capital as well as providing certain tax advantages.  Old Second Bank owned 100% of the common stock of OSM.  Old Second Realty, LLC (“OSR”) was a Delaware real estate investment trust and 100% of the common stock of OSR was owned by OSM.  As of January 2, 2007, there were various minority holders of preferred stock in OSR.  As of December 16, 2009, the management of OSR completed an early redemption of the preferred stock in anticipation of the December 31, 2009 dissolution of OSM since this entity was no longer deemed to be a viable capital-raising vehicle.  OSM was dissolved as a separate entity and became part of the Bank on December 31, 2009, but the tax advantages associated with the above structure were recorded in the consolidated results of operations for the years ended December 31, 2008 and 2009.

As of December 31, 2010, the Company provided financial services through its offices located in Cook, Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois.  Its primary deposit products are checking, NOW, money market, savings and certificate of deposit accounts, and its primary lending products are commercial mortgages, construction lending, commercial and industrial loans, residential mortgages, and installment loans.  A major portion of loans are secured by various forms of collateral including real estate, business assets, and consumer property, although borrower cash flow is generally the primary source of repayment at origination.  The Bank also engages in trust operations, which includes wealth management and investment advisory services and provides residential mortgage banking and treasury operation services to business customers.  There are no significant concentrations of loans to any one industry or customer.  However, the customers’ ability to repay their loans is dependent on the real estate market and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.  The allowance for loan losses, valuation of loan servicing rights, valuation of deferred income taxes, valuation of OREO, evaluation of goodwill and core deposit intangible assets for impairment, and fair values of financial instruments, which includes derivative contracts, are particularly subject to change.

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

Interest-Bearing Deposits with Financial Institutions:  Interest-bearing deposits with financial institutions mature within three months and are carried at cost.

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

The initial indication of other-than-temporary impairment (“OTTI”) for both debt and equity securities is a decline in fair value below amortized cost.  Quarterly, the impaired securities are analyzed on a qualitative and quantitative basis in determining OTTI. Declines in the fair value of available-for-sale debt securities below their cost that are deemed to be other-than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. In estimating OTTI impairment losses, we consider among other things, (i) the length of time and the extent to which fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) whether it is more likely than not that we will not have to sell any such securities before an anticipated recovery of cost.

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

Mortgage loans that the Company is servicing for others aggregate to $427.7 million and $262.3 million at December 31, 2010 and 2009, respectively.  Mortgage loans that the Company is servicing for others are not included in the consolidated balance sheets.  Fees received in connection with servicing loans for others are recognized as earned.  Loan servicing costs are charged to expense as incurred.

Servicing rights are recognized separately as assets when they are acquired through sales of loans and servicing rights are retained.  Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans.  Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.  The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses.  The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions.  As of January 1, 2010, the Company adopted a change in accounting policy whereby servicing rights are valued using the fair value option.  During 2008 and 2009, however, residential mortgage loan servicing assets were initially recorded at fair value and subsequently measured using the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Likewise, during 2008 and 2009, servicing assets were evaluated for impairment based upon the fair value of the rights as compared to carrying amount.  Impairment was determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type.  Impairment was recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount.  If the Company later determined that all or a portion of the impairment no longer existed for a particular grouping, a reduction of the allowance was recorded as an increase to income.  Changes in valuation allowances were reported with other expense on the income statement.  The fair values of servicing rights are subject to significant fluctuations as a result of changes in interest rates and the impact of these changes on estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the consolidated statements of operations as mortgage servicing income, is recorded for fees earned for servicing loans.  The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.  The amortization of mortgage servicing rights is netted against loan servicing fee income in the years 2009 and 2008.  Servicing fees totaled $806,000, $535,000, and $565,000 for the years ended December 31, 2010, 2009, and 2008, respectively.  Late fees and ancillary fees related to loan servicing are not material.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included in mortgage servicing income on the income statement.  The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal or interest due according to the original terms of the agreement.  Impaired loans are measured based on the present value of the future cash flows, discounted at the loan’s original effective interest rate, or the fair value of underlying collateral, if the loan is collateral dependent.  Payments received on impaired loans are generally reported as principal reductions.  Loans, for which the borrower is experiencing financial difficulties, and for which the terms have been modified using concessionary terms, are considered troubled debt restructurings and classified as impaired.  Unless a restructured loan is considered collateral dependent, troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company based upon a 5 year rolling quarterly adjustment with heavier weighting upon the most recent quarters.  This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.  These economic factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and/or local economic trends and conditions; industry conditions; and effects of changes in credit concentrations, if any.  The following portfolio segments have been identified and additional information on loan segments and credit quality ratings are found in Notes 5 and 6 to the consolidated financial statements contained in the report:

Commercial and Industrial Loans - Such credits typically comprise working capital loans, loans for physical asset expansion, asset acquisition loans and other business loans. Loans to closely held businesses will generally be guaranteed in full or for a meaningful amount by the businesses major owners.  Commercial loans are made based primarily on the historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower.  The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors.  Minimum standards and underwriting guidelines have been established for all commercial loan types.

Commercial Real Estate Loans - Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans.  These are loans secured by mortgages on real estate collateral.  Residential real estate loans are considered homogenous in nature.  Commercial real estate loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property.  Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and/or property type.

Residential Real Estate Loans - These are loans that are extended to purchase or refinance 1 — 4 family residential dwellings, or to purchase or refinance vacant lots intended for the construction of a 1 — 4 family home.  Homes may be the primary or secondary residence of the borrower, or may be investment properties of the borrower.

Real Estate Construction & Development Loans - The Company defines construction loans as loans where the loan proceeds are controlled by the Company and used exclusively for the improvement of real estate in which the Company holds a mortgage.  Due to the inherent risk in this type of loan, they are subject to other industry specific policy guidelines outlined in the Company’s Credit Risk Policy and are monitored closely.

Consumer Loans - those extended primarily for consumer and household purposes, although they may include very small business loans for the purchase of vehicles and equipment to a single-owner enterprise, and could include business purpose lines of credit if made under the terms of a small business product whose features and underwriting criteria are specified in advance by the Loan Committee.  These also include overdrafts and other items not captured by the definitions above.

Concentration of Credit Risk:  Most of the Company’s business activity is with customers located within Cook, Kane, Kendall, DeKalb, DuPage, LaSalle and Will counties in Illinois.  These banking centers surround the Chicago metropolitan area.  Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in that market area since the Bank generally makes loans within its market.  There are no significant concentrations of loans where the customers’ ability to honor loan terms is dependent upon a single economic sector, although the real estate related categories represented 89.2% and 89.3% of the portfolio at December 31, 2010 and 2009, respectively.  Management’s compliance with credit risk requirements and other regulatory matters with the OCC are discussed in Notes 20 and 26 to the consolidated financial statements in this report.

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

Other Real Estate Owned: Assets acquired in settlement of loans are recorded at fair value when acquired, less estimated costs to sell, establishing a new cost basis.  Any deficiency between the net book value and fair value at the foreclosure date is charged to the allowance for loan losses.  If fair value declines after acquisition, the carrying amount is reduced to the lower of the initial amount or fair value less costs to sell.  Such declines are included in other noninterest expense.  A subsequent reversal of an OREO valuation adjustment can occur, but would not exceed the original new cost basis.  OREO properties are valued at the lower of cost or estimated market less costs subsequent to acquisition.  Operating costs after acquisition are also expensed.

Goodwill and Other Intangibles: Goodwill is the excess of purchase price of an acquisition over the fair value of identified net assets acquired in an acquisition.  Goodwill (and intangible assets deemed to have indefinite lives) is not amortized but is subject to annual impairment tests.  Other intangible assets, including core deposit intangibles, are amortized over their useful lives.  Goodwill was tested at least annually for impairment or more often if events or other circumstances indicated that there may be impairment.  As a result, total goodwill impairment in the amount of $57.6 million was recorded for the year ended December 31, 2009, whereas no goodwill impairment was recorded for the year ended 2008.  Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable.

Other intangible assets consist primarily of core deposit and acquired customer relationship intangible assets arising from a whole bank acquisition.  They were initially measured at fair value and are amortized on an accelerated method over their estimated useful lives of twelve years.  These are also evaluated for impairment and impairment, if needed would be recorded to earnings.

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

ASC Topic 325, “Investments-Other”, Sub-Topic 325-30, “Investments in Insurance Contracts” provides guidance on accounting for purchases of life insurance and addresses subsequent measurement.  ASC Topic 325 requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract.  It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis.  Lastly, ASC Topic 325 requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy.  There are no contractual restrictions impeding the Company’s ability to surrender these policies.

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

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change.  A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized.  Changes in valuation allowances are recorded as a component of income tax expense if needed.  A deferred tax asset associated with a net unrealized gain or loss on available for sale investment securities are separately evaluated by management from the Company’s other deferred tax assets.  Due to the implicit recovery of the book basis of the underlying debt securities along with management’s intent and ability to hold the security to recovery or maturity, if necessary, no valuation allowance on this specific deferred tax asset has been determined necessary.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Illinois.  The Company is no longer subject to examination by taxing authorities for years before 2010 and 2008 to present for federal and state of Illinois returns respectively.  Years that remain subject to examination includes 2007 to present for the previous HeritageBanc Corporation that was acquired on February 8, 2008.  The Company recognizes interest and/or penalties related to income tax matters in income tax expense.  Income tax expenses and benefits are discussed in detail in Note 14 of these consolidated financial statements.  The Company did not have any material amounts accrued for interest and penalties at either December 31, 2010 or December 31, 2009.

Earnings Per Share: Basic earnings per share represent net income divided by the weighted-average number of common shares outstanding during the year.  All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  In addition, diluted earnings per common share includes the dilutive effects of additional potential common shares issuable under stock options, computed based on the treasury stock method using the average market price for the period.  Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

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

Mortgage Banking Derivatives:  From time to time, the Company enters into mortgage banking derivatives such as forward contracts and interest rate lock commitments in the ordinary course of business.  These derivatives may be designated as fair value hedges of loans held-for-sale.  Accordingly, both the derivatives and the hedged loans held-for-sale are carried at fair value with the changes in fair value recorded in current earnings.  The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.

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

Comprehensive Income (Loss):  Comprehensive income (loss) is the total of net income (loss) and certain other items that are charged or credited to stockholders’ equity.  The Company includes changes in unrealized gains or losses, net of tax, on securities available- for- sale and the effective portion of a derivative used to hedge cash flows associated with a forecasted transaction in other comprehensive income (loss).  Comprehensive income (loss) is presented in the Consolidated Statement of Changes in Stockholders’ Equity and accumulated other comprehensive income (loss) is reported in the consolidated balance sheets.

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

Variable Interest Entity: The Financial Accounting Standards Board (“FASB”) revised the guidance now found in ASC Topic 810 “Consolidation”, includes consolidation of variable interest entities.  ASC Topic 810, as revised in December 2003, changed the accounting model for consolidation from one based on consideration of control through voting interests.  Determining whether to consolidate an entity now considers whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners of that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.  The Company applied the provisions of revised ASC Topic 810 to Old Second Capital Trust I and Old Second Capital Trust II, two wholly-owned subsidiary trusts that have issued capital securities to third-party investors.  As a result, Old Second Capital Trust I and II are unconsolidated subsidiaries of the Company.  The issuance of trust-preferred securities through this trust subsidiary is discussed further in Note 13.

Segment Reporting: Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance.  Public companies are required to report certain financial information about operating segments.  The Company’s chief operating decision maker evaluates the operations of the Company as one operating segment, Community Banking.  As a result, disclosure of separate segment information is not required.  The Company offers the following products and services to external customers: deposits, loans and trust services, including investment advisory.  Revenues for each of these products and services are disclosed separately in the consolidated statements of operations.

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

Restrictions on Cash:  Cash on hand or on deposit with the FRB was required to meet regulatory reserve and clearing requirements.  Balances in excess of the Company’s clearing balance, which was $575,000 at both December 31, 2010 and 2009 are eligible to earn a statutory rate of interest.

Reclassifications:  Certain items in prior year financial statements were reclassified to conform to the current presentation.

New Accounting Pronouncements

In December 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-16, “Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets”.  ASU 2009-16 amends the derecognition accounting and disclosure guidance.  ASU 2009-16 eliminates the exemption from consolidation for qualified special purpose entities (“QSPEs”) and also requires a transferor to evaluate all existing QSPEs to determine whether they must be consolidated.  ASU 2009-16 was effective as of the beginning of the first annual reporting period that begins after November 15, 2009.  ASU 2009-16 did not have a material effect on the Company’s 2010 results of operations, financial position, or disclosures.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting for Enterprises involved with Variable Interest Entities”.  ASU 2009-17 amends the consolidation guidance applicable to variable interest entities.  The amendments to the consolidation guidance affect all entities, as well as QSPEs that are currently excluded from previous consolidation guidance.  ASU 2009-17 was effective as of the beginning of the first annual reporting period that begins after November 15, 2009.  ASU 2009-16 did not have a material effect on the Company’s 2010 results of operations, financial position, or disclosures.

In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.”  ASU 2010-06 amends the fair value disclosure guidance.  The amendments include new disclosures and changes to clarify existing disclosure requirements.  ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The impact of ASU 2010-06 on the Company’s disclosures is reflected in Note 23 - Fair Value Measurements.

In February 2010, the FASB issued ASU No. 2010-09 “Subsequent Events (Topic 855) — Amendments to Certain Recognition and Disclosure Requirements.”  ASU 2010-09 amends the subsequent events disclosure guidance.  The amendments include a definition of an SEC filer, requires an SEC filer or conduit bond obligor to evaluate subsequent events through the date the financial statements are issued, and removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated.  ASU 2010-09 was effective upon issuance except for the use of the issued date for conduit debt obligors.  The effect of ASU 2010-09 including the Company’s related disclosure is found in Note 27 - Subsequent Events.

In April 2010, the FASB issued ASU No. 2010-15 “Financial Services — Insurance (Topic 944) — How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments — a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-15 affects insurance entities that have separate accounts that meet the definition of a separate account in paragraph 944-80-25-2 when evaluating whether to consolidate an investment held through its separate account or through a combination of investments in its separate and general accounts.  ASU 2010-15 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2010.  The adoption of this standard is not expected to have a material effect on the Company’s 2010 results of operations or financial position, or disclosures.

In April 2010, the FASB issued ASU No. 2010-18 “Receivables (Topic 310) — Effect of a Loan Modification When the Loan is Part of a Pool that is Accounted for as a Single Asset — a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-18 provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition.  It allows acquired assets with common risk characteristics to be accounted for in the aggregate as a pool.  ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 in the first interim or annual reporting period ending on or after July 15, 2010.  The adoption of this standard did not have a material effect on the Company’s 2010 results of operations or financial position, or disclosures.

In July 2010, FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”.  The standard will require the Company to expand disclosures about the credit quality of our loans and the related reserves against them.  The extra disclosures will include details on our past due loans, credit quality indicators, and modifications of loans.  For public entities, ASU 2010-20 disclosures of period-end balances are effective for interim and annual reporting periods ending on or after December 15, 2010.  Disclosures related to activity that occurs during the reporting period are required for interim and annual reporting periods beginning on or after December 15, 2010.  The impact of ASU 2010-20 on the Company’s disclosures is reflected in Notes 5 and 6 - Loans and Allowance for Loan Losses, respectively, to the financial statements in this report.  The Company will adopt the disclosures related to the activity that occurs during the reporting period beginning with our March 31, 2011 consolidated financial statements.

In January 2011, the FASB issued ASU No. 2011-1 “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.”  ASU 2011-1 temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities.  Accordingly, management has not included such disclosures in Notes 5 and 6 — Loans and Allowance for Loan Losses, respectively, of the financial statements.

Note 2: Business Combination

Old Second Acquisition, Inc., was formed as part of the November 5, 2007 Agreement and Plan of Merger between the Company, Old Second Acquisition, Inc., a wholly-owned subsidiary of the Company, and HeritageBanc, Inc. (“Heritage”), located in Chicago Heights.  The parties consummated the merger on February 8, 2008, at which time Old Second Acquisition, Inc. was merged with and into Heritage with Heritage as the surviving corporation as a wholly-owned subsidiary of the Company.  Additionally, the parties merged Heritage Bank, a wholly-owned subsidiary of Heritage, with and into the Bank with the Bank as the surviving bank and Heritage was subsequently dissolved.  The purchase price was paid through a combination of cash and approximately 1.6 million shares of the Company’s common stock totaling $86.0 million, excluding transaction costs.  The final accounting for the transaction generated $56.9 million in goodwill and $8.9 million in intangible assets subject to amortization.

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

The following is the unaudited pro forma consolidated results of operations of the Company for the twelve months ended December 31, 2008 as though Heritage had been acquired as of January 1, 2008.

Years Ended December 31,
2008
Net interest income after provision for loan losses	$58,949
Noninterest income	35,491
Noninterest expense	85,904
Income before income taxes	8,536
Income taxes	1,033
Net income	$7,503

Per common share information
Earnings	$0.55
Diluted earnings	$0.54

Average common shares issued and outstanding	13,746,726
Average diluted common shares outstanding	13,851,559

Included in the pro forma results of operations for the year ended December 31, 2008 was one-time pretax merger costs of $3.9 million.

Note 3: Cash and Due from Banks

The Bank is required to maintain reserve balances with the FRB.  In accordance with FRB requirements, the average reserve balances were $13.1 million and $13.7 million, for the years ending December 31, 2010 and 2009, respectively.

The nature of the Company’s business requires that it maintain amounts with other banks and federal funds sold which, at times, may exceed federally insured limits.  Management monitors these correspondent relationships and the Company has not experienced any losses in such accounts.  The Bank also has a $3.0 million pledge requirement to a correspondent bank as it relates to credit card processing services.

Note 4: Securities

The following table summarizes the amortized cost and fair value of the available-for-sale securities at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2010
U.S. Treasury	$1,501	$20	$—	$1,521
U.S. government agencies	37,810	117	(501)	37,426
U.S. government agency mortgage-backed	75,257	1,475	(1)	76,731
States and political subdivisions	17,538	579	(263)	17,854
Collateralized mortgage obligations	3,817	179	—	3,996
Collateralized debt obligations	17,869	—	(6,796)	11,073
Equity securities	49	4	(7)	46
	$153,841	$2,374	$(7,568)	$148,647

2009
U.S. Treasury	$1,499	$24	$—	$1,523
U.S. government agencies	84,265	263	(76)	84,452
U.S. government agency mortgage-backed	41,175	1,669	(44)	42,800
States and political subdivisions	81,801	1,864	(327)	83,338
Collateralized mortgage obligations	22,246	910	(5)	23,151
Collateralized debt obligations	17,834	—	(6,951)	10,883
Equity securities	99	1	(6)	94
	$248,919	$4,731	$(7,409)	$246,241

The fair value, amortized cost and weighted average yield of debt securities at December 31, 2010 by contractual maturity, were as follows.  Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations, collateralized debt obligations and equity securities are shown separately:

		Weighted
	Amortized	Average	Fair
	Cost	Yield	Value
Due in one year or less	$6,103	2.34%	$6,128
Due after one year through five years	4,240	2.69%	4,421
Due after five years through ten years	39,627	3.19%	39,419
Due after ten years	6,879	4.73%	6,833
	$56,849	3.25%	$56,801
Mortgage-backed and collateralized mortgage obligations	79,074	3.53%	80,727
Collateralized debt obligations	17,869	1.62%	11,073
Equity securities	49	0.16%	46
	$153,841	3.20%	$148,647

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

At December 31, 2010, the collateralized debt obligations held, as issued by Trapeza CDO XIII, Ltd, were greater than 10% of stockholders’ equity.  Additional detailed information related to these securities is provided below.  At December 31, 2009, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, greater than 10% of stockholders’ equity

Securities with unrealized losses at December 31, 2010 and 2009 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 months			Greater than 12 months
	in an unrealized loss position			in an unrealized loss position			Total
	Number of	Unrealized	Fair	Number of	Unrealized	Fair	Number of	Unrealized	Fair
2010	Securities	Losses	Value	Securities	Losses	Value	Securities	Losses	Value
U.S. government agencies	6	$501	$26,309	—	$—	$—	6	$501	$26,309
U.S. government agency mortgage-backed	1	1	462	—	—	—	1	1	462
States and political subdivisions	3	182	3,323	1	81	533	4	263	3,856
Collateralized mortgage obligations	—	—	—	—	—	—	—	—	—
Collateralized debt obligations	—	—	—	2	6,796	11,073	2	6,796	11,073
Equity securities	—	—	—	1	7	41	1	7	41
	10	$684	$30,094	4	$6,884	$11,647	14	$7,568	$41,741

	Less than 12 months			Greater than 12 months
	in an unrealized loss position			in an unrealized loss position			Total
	Number of	Unrealized	Fair	Number of	Unrealized	Fair	Number of	Unrealized	Fair
2009	Securities	Losses	Value	Securities	Losses	Value	Securities	Losses	Value
U.S. government agencies	8	$76	$26,308	—	$—	$—	8	$76	$26,308
U.S. government agency mortgage-backed	1	28	444	9	16	1,589	10	44	2,033
States and political subdivisions	14	170	7,907	6	157	3,160	20	327	11,067
Collateralized mortgage obligations	1	1	106	1	4	808	2	5	914
Collateralized debt obligations	—	—	—	2	6,951	10,883	2	6,951	10,883
Equity securities	—	—	—	1	6	41	1	6	41
	24	$275	$34,765	19	$7,134	$16,481	43	$7,409	$51,246

In determining when OTTI exists for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.  The assessment of whether an OTTI decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

Recognition of OTTI was not necessary in the years ended December 31, 2010, 2009, or 2008.  The changes in fair values related more to interest rate fluctuations and other market factors and were generally not related to credit quality deterioration although the amount of deferrals and defaults in the pooled collateralized debt obligations increased from 26.1% at December 31, 2009 to 28.5% at December 31, 2010.  An increase in rates will generally cause a decrease in the fair value of individual securities while a decrease in rates typically results in an increase in fair value.  In addition to the impact of rate changes upon pricing, uncertainty in the financial markets in the periods presented has resulted in reduced liquidity for certain investments, particularly the collateralized debt obligations (“CDO”), which also impacted market pricing for the periods presented.  In the case of the CDO fair value measurement, management supplemented its assessment with a third party discounted cash flow analysis, and included a risk premium adjustment as of both December 31, 2009 and 2010, to reflect an estimated amount that a market participant would demand because of uncertainty in cash flows.  Management estimated that the present value of cash flows would allow the Bank to recover the amortized cost of those securities.  Management made the risk premium adjustment initially because the level of market activity for the CDO security had continued to decrease and information on orderly transaction sales was not generally available.  Accordingly, management designated this security as a level 3 security at June 30, 2009 as described in Note 23 of this annual report and continues with that designation as of December 31, 2010.  Management does not have the intent to sell the above securities and it is more likely than not the Company will not have to sell the securities before recovery of its cost basis.

Below is additional information as it relates to the CDO, Trapeza CDO XIII, Ltd, which is secured by a pool of trust preferred securities issued by trusts sponsored by multiple financial institutions.  This CDO was rated AAA at the time of purchase by the Company.

			Gross	S&P	Number of	Issuance		Issuance
	Amortized	Fair	Unrealized	Credit	Banks in	Deferrals & Defaults		Excess Subordination
	Cost	Value	Loss	Rating (1)	Issuance	Amount	Collateral %	Amount	Collateral %
December 31, 2010
Class A1	$9,241	$5,916	$(3,325)	CCC+	63	$213,750	28.5%	$175,928	23.5%
Class A2A	8,628	5,157	(3,471)	CCC-	63	213,750	28.5%	78,928	10.5%
	$17,869	$11,073	$(6,796)

December 31, 2009
Class A1	$9,334	$5,473	$(3,861)	BB+	63	$195,750	26.1%	$189,641	25.3%
Class A2A	8,500	5,410	(3,090)	BB-	63	195,750	26.1%	92,641	12.4%
	$17,834	$10,883	$(6,951)

(1) Moody’s credit rating for class A1 and A2A were Baa2 and Ba2, respectively, as of both December 31, 2010 and 2009.  The Fitch ratings for class A1 and A2A were BBB and B, respectively, as of December 31, 2010, and A and BB, respectively, as of December 31, 2009.

In addition to other equity securities, which are recorded at estimated market value, the Bank owns the stock of the FRB and the FHLBC.  Both of these entities require the Bank to invest in their non-marketable stock as a condition of membership.  The value of the FRB stock was recorded at cost in the amount of $4.4 million and $3.7 million, at December 31, 2010 and December 31, 2009, respectively.  The value of the FHLBC stock was recorded at cost in the amounts of $9.3 million for both December 31, 2010 and December 31, 2009.  The FHLBC is a governmental sponsored entity that has been under a regulatory order for a prolonged period that generally requires approval prior to redeeming or paying dividends on their common stock.  Despite that order, the FHLBC received approval and paid a cash dividend at an annualized rate of 10 basis points per share on February 14, 2011.  The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment.  FHLBC members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLBC stock is carried at cost and classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Based on management’s analysis, no impairment was deemed to exist at December 31, 2010.

Securities with a fair value of approximately $83.3 million and $124.6 million at December 31, 2010,

and 2009, respectively were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

	Years ended December 31,
	2010	2009	2008
Proceeds from sales of securities	$111,738	$262,359	$67,326
Gross realized gains on securities	2,928	4,286	1,955
Gross realized losses on securities	(201)	(532)	(73)
Securities gains, net	$2,727	$3,754	$1,882
Income tax expense on net realized gains	$1,079	$1,487	$746

Note 5: Loans

Major classifications of loans at December 31 were as follows:

	2010		2009
Commercial	$173,884	(1)	$207,170
Real estate - commercial	821,101		925,013
Real estate - construction	129,601		273,719
Real estate - residential	557,635		643,936
Consumer	5,104		9,834
Overdraft	739		830
Lease financing receivables	2,774		3,703
	$1,690,838		$2,064,205
Net deferred loan fees and costs	(709)		(1,379)
	$1,690,129		$2,062,826

(1)  Includes $24.3 million in loans with different credit quality indicators.

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making a loan.  The type of collateral, when required, will vary from liquid assets to real estate.  The Company’s access to collateral, in the event of borrower default, is assured through adherence to state lending laws and the Company’s lending standards and credit monitoring procedures.  The Bank generally makes loans within its market area.  There are no significant concentrations of loans where the customers’ ability to honor loan terms is dependent upon a single economic sector, although the real estate related categories listed above represent 89.2% and 89.3% of the portfolio at December 31, 2010 and 2009, respectively.  The Company is committed to overseeing and managing its loan portfolio to reduce its real estate credit concentrations in accordance with the requirements of the Memorandum of Understanding (“MOU”) between the Bank and the Office of the Comptroller of the Currency (“the OCC”).  Consistent with that commitment, management has updated its asset diversification plan and policy and anticipates that the percentage of real estate lending to the overall portfolio will decrease in the future as result of that process.  Regulatory matters are discussed in more detail in Notes 20 and 26 of the consolidated financial statements included in this report.

Aged analysis of past due loans by class of loans as of December 31, 2010 were as follows:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Nonaccrual	Total Financing Receivables	Recorded Investment 90 days or Greater Past Due and Accruing
Commercial	$375	$391	$216	$982	$147,676	$3,668	$152,326	$216
Real estate - commercial
Owner occupied general purpose	1,156	2	—	1,158	158,189	18,610	177,957	—
Owner occupied special purpose	897	—	328	1,225	181,845	25,987	209,057	328
Non-owner occupied general purpose	884	499	—	1,383	148,406	25,623	175,412	—
Non-owner occupied special purpose	—	—	—	—	104,791	11,612	116,403	—
Strip malls	—	—	—	—	74,564	24,374	98,938	—
Farm	148	999	—	1,147	41,446	741	43,334	—
Real estate - construction
Homebuilder	217	—	—	217	14,676	22,001	36,894	—
Land	—	586	—	586	12,324	20,617	33,527	—
Commercial speculative	—	—	—	—	21,603	14,881	36,484	—
All other	65	73	—	138	16,545	6,013	22,696	—
Real estate - residential
Investor	2,221	—	469	2,690	200,011	21,223	223,924	469
Owner occupied	4,450	656	—	5,106	139,457	15,309	159,872	—
Revolving and junior liens	284	6	—	290	171,990	1,559	173,839	—
Consumer	9	2	—	11	4,931	7	4,949	—
Leases	—	—	—	—	—	—	—	—
All other	—	—	—	—	24,517	—	24,517	—
	$10,706	$3,214	$1,013	$14,933	$1,462,971	$212,225	$1,690,129	$1,013

Loans on non-accrual status by class of loans as of December 31, 2010 and December 31, 2009 were as follows:

	2010	2009
Commercial	$3,668	$1,153
Real estate - commercial
Owner occupied general purpose	18,610	4,547
Owner occupied special purpose	25,987	8,449
Non-owner occupied general purpose	25,623	5,521
Non-owner occupied special purpose	11,612	6,197
Strip malls	24,374	13,933
Farm	741	1,286
Real estate - construction
Homebuilder	22,001	49,708
Land	20,617	25,283
Commercial speculative	14,881	16,564
All other	6,013	964
Real estate - residential
Investor	21,223	26,079
Owner occupied	15,309	13,319
Revolving and junior liens	1,559	1,488
Consumer	7	—
All other	—	487
	$212,225	$174,978

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Past due and nonaccrual loans at December 31 were as follows:

	2010	2009	2008
Non-accrual loans (including restructured)	$212,225	$174,978	$106,511
Accruing restructured loans	15,637	14,171	—
Interest income recorded on non-accrual loans	4,382	3,898	4,064
Interest income which would have been accrued on non-accrual loans	17,234	13,189	7,714
Loans 90 days or more past due and still accruing interest	1,013	561	2,119

Additional details and discussion related to past due and nonaccrual and restructured loans is found in the provision for loan losses section of the management discussion and analysis of this report.  The Bank had no commitments to any borrower whose loans were classified as impaired at December 31, 2010 and $395,000 in commitments to one borrower whose loans were classified as TDR’s at December 31, 2009.

Credit Quality Indicators:

The Company categorizes loans into Credit risk categories based on current financial information, overall debt service coverage, comparison against industry averages, historical payment experience, and current economic trends, among other factors.  Each loan and loan relationship is examined.  This analysis includes loans with an outstanding loans or commitments greater than $50,000 and exclude homogeneous loans such as HELOC’s and residential mortgages.  Loans with a classified risk rating are reviewed quarterly regardless of size or loan type.  The Company uses the following definitions for classified risk ratings:

Special Mention.  Loans classified as special mention have a potential weakness that deserves management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard.  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful.  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Credits that are not covered by the definitions above are pass credits, which are not considered to be adversely rated.  Loans listed as not rated have outstanding loans or commitments less than $50,000 or are included in groups of homogeneous loans.

Credit Quality Indicators by class of loans as of December 31, 2010 were as follows:

	Pass	Special Mention	Substandard (1)	Doubtfull	Total
Commercial	$130,564	$4,122	$17,640	$—	$152,326
Real estate - commercial
Owner occupied general purpose	127,527	6,633	43,797	—	177,957
Owner occupied special purpose	143,165	9,762	56,130	—	209,057
Non-owner occupied general purpose	126,316	5,414	43,682	—	175,412
Non-owner occupied special purpose	91,737	—	24,666	—	116,403
Strip malls	48,661	8,304	41,973	—	98,938
Farm	30,812	—	12,522	—	43,334
Real estate - construction
Homebuilder	6,470	2,780	27,644	—	36,894
Land	9,327	3,036	21,164	—	33,527
Commercial speculative	15,937	567	19,980	—	36,484
All other	15,024	—	7,672	—	22,696
Real estate - residential
Investor	166,465	15,487	41,972	—	223,924
Owner occupied	132,833	545	26,494	—	159,872
Revolving and junior leins	168,596	599	4,644	—	173,839
Consumer	4,793	62	94	—	4,949
All other	24,376	141	—	—	24,517
Total	$1,242,603	$57,452	$390,074	$—	$1,690,129

(1) The substandard credit quailty indicator including both potential problem loans that are currently performing and nonperforming loans

	2010	2009
Year-end impaired loans with no allocated allowance for loan losses	$116,749	$101,839
Year-end impaired loans with allocated allowance for loan losses	111,113	87,310
Total impaired loans aggregated	$227,862	$189,149

Amount of the allowance for loan losses allocated	$22,987	$16,261

	2010	2009	2008
Average of individually impaired loans during year	$214,335	$148,388	$41,168
Interest income recognized during impairment	5,217	4,148	474
Cash-basis interest income recognized during impairment	5,189	4,129	712

Impaired loans by class of loan as of December 31, 2010 were as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded
Commercial	$31	$994	$—
Commercial real estate
Owner occupied general purpose	6,505	7,238	—
Owner occupied special purpose	10,713	12,935	—
Non-owner occupied general purpose	11,017	15,030	—
Non-owner occupied special purpose	3,745	6,621	—
Strip malls	10,247	15,354	—
Farm	741	862	—
Construction
Homebuilder	20,409	34,569	—
Land	9,572	20,234	—
Commercial speculative	9,710	26,650	—
All other	5,648	8,227	—
Residential
Investor	12,207	16,750	—
Owner occupied	15,224	16,749	—
Revolving and junior leins	973	1,010	—
Consumer	7	14
Total impaired loans with no recorded allowance	116,749	183,237	—
With an allowance recorded
Commercial	3,635	3,671	1,349
Commercial real estate
Owner occupied general purpose	12,105	14,912	1,742
Owner occupied special purpose	15,274	18,886	3,933
Non-owner occupied general purpose	14,606	16,946	6,063
Non-owner occupied special purpose	8,315	8,615	1,560
Strip malls	14,127	15,215	1,769
Farm	—	—	—
Construction
Homebuilder	6,093	9,291	1,020
Land	11,045	11,523	978
Commercial speculative	5,171	8,363	1,674
All other	366	502	25
Residential
Investor	9,532	10,441	1,520
Owner occupied	10,259	10,589	1,096
Revolving and junior leins	585	664	258
Consumer	—	—	—
Total impaired loans with a recorded allowance	111,113	129,618	22,987
Total Impaired Loans	$227,862	$312,855	$22,987

Loans to principal officers, directors, and their affiliates, which are made in the ordinary course of business, were as follows at December 31:

	2010	2009
Beginning balance	$7,584	$23,537
New loans	829	4,460
Repayments and other reductions	(1,794)	(6,405)
Change in related party status	(448)	(14,008)
Participations	—	—
Ending balance	$6,171	$7,584

The decrease in related party loans was related to the repayments of debt and the death of one director.  No loans to principal officers, directors, and their affiliates were past due greater than 90 days at December 31, 2010 or 2009.

Note 6: Allowance for Loan Losses

Changes in the allowance for loan losses by segment of loans were as follows:

	2010	2009	2008

Allowance at beginning of year	$64,540	$41,271	$16,835
Addition resulting from acquisition	—	—	3,039
Charge-offs:
Commercial and industrial	2,247	3,493	115
Real estate - commercial	29,665	4,148	1,277
Real estate - construction	39,321	60,173	6,146
Real estate - residential	13,216	6,238	1,420
Consumer other loans	560	926	426
Total charge-offs	85,009	74,978	9,384
Recoveries:
Commercial and industrial	320	22	202
Real estate - commercial	900	—	4
Real estate - construction	3,675	1,123	16
Real estate - residential	1,799	47	—
Consumer other loans	415	340	244
Total recoveries	7,109	1,532	466
Net charge-offs	77,900	73,446	8,918
Provision for loan losses	89,668	96,715	30,315
Allowance at end of year	$76,308	$64,540	$41,271

Changes in the allowance for loan losses by segment of loans based on method of impairment as of December 31, 2010 were as follows:

	Commercial	Real Estate Commercial(1)	Real Estate Construction	Real Estate Residential	Consumer	Unallocated	Total
Allowance for credit losses:
Beginning balance	$4,547	$24,598	$29,895	$3,770	$703	$1,027	$64,540
Charge-offs	2,247	29,665	39,321	13,216	560	—	85,009
Recoveries	320	900	3,674	1,799	416	—	7,109
Provision	4,144	46,409	24,096	14,646	321	52	89,668
Ending balance	$6,764	$42,242	$18,344	$6,999	$880	$1,079	$76,308

Ending balance: Individually evaluated for impairment	$1,349	$15,067	$3,697	$2,874	$—	$—	$22,987
Ending balance: Collectively evaluated for impairment	$5,415	$27,175	$14,647	$4,125	$880	$1,079	$53,321

Financing Recievables:
Ending balance	$152,326	$821,101	$129,601	$557,635	$4,949	$24,517	$1,690,129
Ending balance: Individually evaluated for impairment	$3,666	$107,395	$68,014	$48,780	$7	$—	$227,862
Ending balance: Collectively evaluated for impairment	$148,660	$713,706	$61,587	$508,855	$4,942	$24,517	$1,462,267

(1) As of December 31, 2010, this segment consisted of performing loans that included a higher risk pool of loans rated as substandard that totaled $122.4 million.  The amount of general allocation that was estimated for that portion of these performing substandard rated loans was $12.2 million at December 31, 2010.

Note 7: Other Real Estate Owned

Details related to the activity in the net OREO portfolio for the periods presented is itemized in the following table:

	Twelve Months Ended
	December 31,
Other real estate owned	2010	2009
Beginning balance	$40,200	$15,212
Property additions	72,159	42,390
Development improvements	607	2,467
Less:
Property Disposals	16,465	14,201
Period valuation adjustments	20,888	5,668
Other real estate owned	$75,613	$40,200

Activity in the valuation allowance was as follows:

	2010	2009	2008
Balance at beginning of year	$5,668	$—	$—
Addition charged to expense	20,685	5,769	—
Write-downs taken on sales	(4,336)	(483)	—
Other adjustments	203	382	—
Balance at end of year	$22,220	$5,668	$—

Expenses related to foreclosed assets includes:

	2010	2009	2008
(Gain) loss on sales, net	$(614)	$(893)	$13
Provision for unrealized losses	20,685	5,769	—
Operating expenses(1)	3,956	2,673	84
	$24,027	$7,549	$97

(1) Includes rental income of $1.8 million and $393,000 for 2010 and 2009.  There was no rental income for 2008.

Note 8: Premises and Equipment

Premises and equipment at December 31 were as follows:

	2010			2009
		Accumulated			Accumulated
	Cost	Depreciation/ Amortization	Net Book Value	Cost	Depreciation/ Amortization	Net Book Value
Land	$19,651	$—	$19,651	$19,651	$—	$19,651
Buildings	46,822	18,417	28,405	46,737	17,243	29,494
Leasehold improvements	250	247	3	359	225	134
Furniture and equipment	42,749	36,168	6,581	42,159	33,032	9,127
	$109,472	$54,832	$54,640	$108,906	$50,500	$58,406

Note 9:  Goodwill and Intangibles

Goodwill and other intangible assets are reviewed for potential impairment on an annual basis or more often if events or circumstances indicate that they may be impaired.  As such, goodwill was tested for impairment at the reporting unit level as of June 30, 2009, which resulted in the pre-tax impairment charge of $57.6 million.  This was a total impairment and no goodwill remained as a result of that impairment charge.  The portion of the goodwill intangible asset charge that was attributable to Heritage was tax deductible and a related $22.0 million tax benefit was recorded at June 30, 2009.  Details on income taxes including deferred tax assets and valuation are discussed in Note 14 to these consolidated financial statements.

Management performed a periodic review of the core deposit and other intangible assets for impairment.  Based upon these reviews, management determined there was no impairment of the core deposit and other intangible assets as of December 31, 2010.  No assurance can be given that future impairment tests will not result in a charge to earnings.

The following table presents the estimated future amortization expense for core deposit and other intangibles as of December 31, 2010 (in thousands):

Amount
2011	$847
2012	779
2013	732
2014	679
2015	623
Thereafter	1,865
Total	$5,525

Note 10:  Mortgage Servicing Rights and Loans Held-for-Sale

Loans held-for-sale at December 31 are as follows:

	2010	2009

Loans held-for-sale	$10,670	$11,650
Fair market value adjustment	(15)	(64)
Loans held-for-sale, net	$10,655	$11,586

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end are as follows:

	2010	2009
Mortgage loan portfolios serviced for:
Federal Home Loan Mortgage Corporation	$4,466	$5,562
Federal National Mortgage Association	423,196	248,627
Illinois Housing Development Authority	—	8,144
	$427,662	$262,333

Custodial escrow balances maintained in connection with serviced loans were $3.5 million and $2.2 million at December 31, 2010 and 2009, respectively.

Activity for capitalized mortgage servicing rights was as follows:

	2010	2009	2008
Balance at beginning of year	$2,470	$1,973	$2,569
Fair Value Adjustment	9	—	—
Additions	2,354	1,363	130
Mark to Market	(936)	—	—
Less: amortization	—	(866)	(726)
Balance at end of year	3,897	2,470	1,973

Changes in the valuation allowance for servicing assets were as follows:
Balance at beginning of year	20	599	87
Fair Value Adjustment	(20)	—	—
Provisions for impairment	—	588	1,072
Less: recoveries	—	(1,167)	(560)
Balance at end of year	—	20	599
Net balance	$3,897	$2,450	$1,374

Fair value of mortgage servicing rights	$3,897	$2,479	$1,382

Fair value at December 31, 2010 was determined using a discount rate of 9.75%, prepayment assumptions of 14.7% constant prepayment rate (“CPR”) from a third party risk analytics and consultant vendor, a weighted average delinquency rate of 1.51% and a weighted average foreclosure/bankruptcy rate of 1.89%.  Fair value at December 31, 2009 was determined using a discount rate of 9.9%, prepayment assumptions of 14.8% CPR., a weighted average delinquency rate of 2.94% and a weighted average foreclosure/bankruptcy rate of 1.59%.

As of January 1, 2010, the Company adopted the fair value method for all servicing rights and the amortization method was discontinued on that date.

Note 11: Deposits

Major classifications of deposits at December 31 were as follows:

	2010	2009
Non-interest bearing demand	$330,846	$308,304
Savings	180,127	178,257
NOW accounts	304,287	422,778
Money market accounts	297,702	392,516
Certificates of deposit of less than $100,000	491,234	551,106
Certificates of deposit of $100,000 or more	304,332	353,316
	$1,908,528	$2,206,277

The above table includes brokered certificates of deposit of less than $100,000 in the amount of $1.8 million and $12.5 million and brokered certificates of deposit of $100,000 or more in the amount of $27.3 million and $49.3 million as of December 31, 2010, and 2009, respectively.  The Bank continued to comply with the brokered deposit restrictions contained within its previously disclosed MOU.  Deposits held by senior officers and directors, including their related interests, totaled $7.9 million and $9.4 million, respectively as of December 31, 2010 and 2009.

At December 31, 2010, scheduled maturities of time deposits were as follows:

2011	$426,429
2012	212,038
2013	64,269
2014	47,313
2015	45,517
Total	$795,566

The following table sets forth the amount and maturities of deposits of $100,000 or more at December 31:

	2010	2009
3 months or less	$53,361	$78,605
Over 3 months through 6 months	51,602	75,144
Over 6 months through 12 months	50,718	63,151
Over 12 months	148,651	136,416
	$304,332	$353,316

Note 12: Borrowings

Borrowings at December 31 are as follows:

	2010	2009
Securities sold under agreement to repurchase	$2,018	$18,374
FHLB advances(1)	—	50,019
Treasury tax and loan(1)	4,141	4,979
Junior subordinated debentures	58,378	58,378
Subordinated debt	45,000	45,000
Notes payable and other borrowings	500	500
	$110,037	$177,250

(1)Included in other short-term borrowing

The Company enters into sales of securities under agreements to repurchase (repurchase agreements) which generally mature within 1 to 90 days from the transaction date.  These repurchase agreements are treated as financings and they are secured by mortgage-backed securities with a carrying amount $3.7 million and $25.1 million at December 31, 2010 and 2009, respectively.  The securities sold under agreements to repurchase consisted of U.S. government agencies and mortgage-backed securities at December 31, 2010 and 2009.

The following table is a summary of additional information related to repurchase agreements:

	2010	2009	2008
Average daily balance during the year	$14,883	$29,782	$45,183
Average interest rate during the year	0.19%	0.47%	1.85%
Maximum month-end balance during the year	$22,578	$47,249	$60,014
Weighted average interest rate at year-end	0.04%	0.22%	0.95%

The Company’s borrowings at the FHLBC require the Bank to be a member and invest in the stock of the

FHLBC and are generally limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans.  As of December 31, 2010, there were no advances on the FHLBC stock of $9.3 million and collaterized loan balance of $29.3 million.  At December 31, 2009, the $50.0 million in FHLBC advances included a short term $45.0 million advance that was borrowed on December 30, 2009 and repaid on January 6, 2010.  The $50.0 million was collateralized by FHLBC stock of $9.3 million and loans totaling $203.7 million.  The Company has also established borrowing capacity at the FRB that was not used at either December 31, 2010 or December 31, 2009.  The Company currently has $72.2 million of collateralized borrowing capacity at the FRB at the current secondary credit rate of 1.25%.

The Bank is a Treasury Tax & Loan (TT&L) depository for the FRB and, as such, accepts TT&L deposits.  The Company is allowed to hold these deposits for the FRB until they are called.  The interest rate is the federal funds rate less 25 basis points.  Securities with a face value greater than or equal to the amount borrowed are pledged as a condition of borrowing TT&L deposits.  As of December 31, 2010 and December 31, 2009, TT&L deposits were $4.1 million and $5.0 million, respectively.

One of the Company’s most significant borrowing relationships continued to be the $45.5 million credit facility with LaSalle Bank National Association (now Bank of America).  That credit facility began in January 2008 and was originally comprised of a $30.5 million senior debt facility, which included a $30.0 million revolving line that matured on March 31, 2010, and $500,000 in term debt as well as $45.0 million of subordinated debt.  The subordinated debt and the term debt portion of the senior debt facility mature on March 31, 2018.  The interest rate on the senior debt facility resets quarterly, and is based on, at the Company’s option, either the Lender’s prime rate or three-month LIBOR plus 90 basis points.  The interest rate on the subordinated debt resets quarterly, and is equal to three-month LIBOR plus 150 basis points.  The proceeds of the $45.0 million of subordinated debt were used to finance the 2008 acquisition of Heritage Bank, including transaction costs.  The Company had no principal outstanding balance on the Bank of America senior line of credit when it matured, but did have $500,000 in principal outstanding in term debt and $45.0 million in principal outstanding in subordinated debt at the end of both December 31, 2009 and 2010.  The term debt is secured by all of the outstanding capital stock of the Bank.  The Company has made all required interest payments on the outstanding principal amounts on a timely basis.

The credit facility agreement contains usual and customary provisions regarding acceleration of the senior debt upon the occurrence of an event of default by the Company under the agreement, as described therein.  The agreement also contains certain customary representations and warranties and financial and negative covenants.  At December 31, 2010, the Company continued to be out of compliance with two of the financial covenants contained within the credit agreement.  The agreement provides that upon an event of default as the result of the Company’s failure to comply with a financial covenant, the lender may (i) terminate all commitments to extend further credit, (ii) increase the interest rate on the revolving line of the term debt (together the “Senior Debt”) by 200 basis points, (iii) declare the Senior Debt immediately due and payable and (iv) exercise all of its rights and remedies at law, in equity and/or pursuant to any or all collateral documents, including foreclosing on the collateral.  The total outstanding principal amount of the Senior Debt is the $500,000 in term debt.  In November 2009, the lender provided notice to the Company that it was invoking the default rate, thereby increasing the rate on the term debt by 200 basis points retroactive to July 30, 2009.  This action by the lender resulted in nominal additional interest expense as it only applies to the $500,000 of outstanding term debt.

Scheduled maturities and weighted average rates of borrowings for the years ended December 31, were as follows:

	2010		2009
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
2011	$6,159	0.01%	$73,372	0.64%
2012	—	—	—	—
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
Thereafter	103,878	4.92%	103,878	4.92%
Total	$110,037	4.64%	$177,250	2.92%

Note 13 - Junior Subordinated Debentures

The Company completed the sale of $27.5 million of cumulative trust preferred securities by its unconsolidated subsidiary, Old Second Capital Trust I in June 2003.  An additional $4.1 million of cumulative trust preferred securities was sold in July 2003.  The costs associated with the issuance of the cumulative trust preferred securities are being amortized over 30 years.  The trust-preferred securities can remain outstanding for a 30-year term but, subject to regulatory approval, can be called in whole or in part by the Company.  The stated call period commenced on June 30, 2008 and can be exercised by the Company from time to time hereafter.  When not in deferral, cash distributions on the securities are payable quarterly at an annual rate of 7.80%.  The Company issued a new $32.6 million subordinated debenture to the trust in return for the aggregate net proceeds of this trust preferred offering.  The interest rate and payment frequency on the debenture are equivalent to the cash distribution basis on the trust preferred securities.  In the second quarter of 2010, the Company commenced an offer to exchange a portion of the trust preferred securities of Old Second Capital Trust I for newly issues shares of common stock of the Company.  The Company announced in the third quarter of 2010 that it had terminated the proposals to exchange shares of its outstanding trust preferred securities for shares of common stock because its Board of Directors determined that consummating the exchange would no longer be in the best interests of the Company and its stockholders due to the decline in the Company’s stock price and the resultant high level of dilution existing stockholders would experience.

The Company issued an additional $25.0 million of cumulative trust preferred securities through a private placement completed by an additional unconsolidated subsidiary, Old Second Capital Trust II, in April 2007.  Although nominal in amount, the costs associated with that issuance are being amortized over 30 years.  These trust preferred securities also mature in 30 years, but subject to the aforementioned regulatory approval, can be called in whole or in part on a quarterly basis commencing June 15, 2017.  The quarterly cash distributions on the securities are fixed at 6.77% through June 15, 2017 and float at 150 basis points over three-month LIBOR thereafter.  The Company issued a new $25.8 million subordinated debenture to the trust in return for the aggregate net proceeds of this trust preferred offering.  The interest rate and payment frequency on the debenture are equivalent to the cash distribution basis on the trust preferred securities.  The proceeds from this trust preferred offering were used to finance the common stock tender offer in May 2007.

Under the terms of the subordinated debentures issued to each of Old Second Capital Trust I and II, the Company is allowed to defer payments of interest for 20 quarterly periods without default or penalty, but such amounts will continue to accrue.  Also during the deferral period, the Company generally may not pay cash dividends on or repurchase its common stock or preferred stock including the TARP Preferred Stock as discussed in Note 25.  In August of 2010, the Company elected to defer regularly scheduled interest payments on the $58.4 million of junior subordinated debentures.  Because of the deferral on the subordinated debentures, the Trusts will defer regularly scheduled dividends on the trust preferred securities.  Both of the debentures issued by the Company are recorded on the Consolidated Balance Sheets as junior subordinated debentures and the related interest expense for each issuance is included in the Consolidated Statements of Operations.  The total accumulated unpaid interest on the junior subordinated debentures including compounded interest from July 1, 2010 on the deferred payments total $2.2 million at December 31, 2010.

Note 14: Income Taxes

Income tax expense (benefit) for the year ended December 31 was as follows:

	2010	2009	2008
Current federal	$(6,014)	$(10,095)	$9,340
Current state	—	—	424
Deferred federal	(17,021)	(27,501)	(6,298)
Deferred state	(4,934)	(7,977)	(1,143)
Deferred tax valuation allowance	69,837	—	—
	$41,868	$(45,573)	$2,323

The following were the components of the deferred tax assets and liabilities as of December 31:

	2010	2009
Allowance for loan losses	$33,835	$28,183
Deferred compensation	741	798
Amortization of core deposit intangible assets	535	498
Goodwill amortization/impairment	18,950	20,490
Stock option expense	1,128	956
OREO write downs	9,194	2,256
Federal net operating loss (“NOL”) carryforward	7,889	—
State net operating loss (“NOL”) carryforward	5,089	2,010
Deferred tax credit	1,444	—
Other assets	226	384
Total deferred tax assets	79,031	55,575

Accumulated depreciation on premises and equipment	(1,465)	(2,421)
Accretion on securities	(2)	(23)
Mortgage servicing rights	(1,637)	(1,040)
State tax benefits	(5,365)	(3,700)
Other liabilities	(725)	(509)
Total deferred tax liabilities	(9,194)	(7,693)
Net deferred tax asset before valuation allowance	69,837	47,882
Tax benefit on net unrealized losses on securities	2,064	1,073
Valuation allowance	(69,837)	—
Net deferred tax asset	$2,064	$48,955

At December 31, 2010, the Company had $22.5 million federal net operating loss carryforward expiring in 2030 and $69.7 million of state net operating loss carryforward expiring in 2024 and 2025.  In addition, the company had $1.4 million alternative minimum tax credit that can be carried forward indefinitely.  The Company recorded a valuation allowance of $69.8 million at December 31, 2010.

The components of the provision for deferred income tax expense (benefit) were as follows:

	2010	2009	2008
Provision for loan losses	$(5,652)	$(10,792)	$(10,293)
Deferred Compensation	57	(106)	245
Amortization of core deposit intangible assets	(37)	(53)	(51)
Stock option expense	(172)	(386)	(198)
OREO write downs	(6,938)	(2,244)	(12)
Federal net operating loss carryforward	(7,889)	—	—
State net operating loss carryforward	(3,079)	(2,010)	77
Deferred tax credit	(1,444)	—	—
Depreciation	(956)	567	(105)
Net premiums and discounts on securities	(22)	(113)	(120)
Mortgage servicing rights	597	209	(252)
Goodwill amortization/impairment	1,540	(23,414)	2,924
State tax benefits	1,665	2,891	435
Valuation allowance	69,837	—	—
Other, net	375	(27)	(91)
Total expense (benefit)	$47,882	$(35,478)	$(7,441)

Effective tax rates differ from federal statutory rates applied to financial statement (loss) income due to the following:

	2010	2009	2008
Tax at statutory federal income tax rate	$(23,374)	$(38,906)	$4,952
Nontaxable interest income, net of disallowed interest deduction	(643)	(1,818)	(1,984)
BOLI income	(914)	(501)	(215)
State income taxes, net of federal benefit	(3,207)	(5,185)	(467)
General business credit	—	—	(152)
Goodwill amortization/impairment	—	746	—
Change in valuation allowance	69,837	—	—
Other, net	169	91	189
Tax at effective tax rate	$41,868	$(45,573)	$2,323

While the effective tax rates did not change in 2010, the Illinois corporate tax rate for income earned on or after Jan. 1, 2011 was increased and the impact on deferred tax assets including any valuation reserve will be adjusted at that time.  Corporate tax rates will rise from 7.3 percent to 9.5 percent, inclusive of the Illinois personal property replacement tax of 2.5 percent, for income earned from Jan. 1, 2011, through Dec. 31, 2014.  That tax rate is then scheduled to be reduced to 7.75 percent between Jan. 1, 2015, and Dec. 31, 2024, with the rate reverting to 7.3 percent on Jan. 1, 2025.

Note 15: Employee Benefit Plans

Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust

The Company sponsors a qualified, tax-exempt pension plan qualifying under section 401(k) of the Internal Revenue Code.  Virtually all employees are eligible to participate after meeting certain age and service requirements.  Eligible employees are permitted to contribute up to a dollar limit set by law of their compensation to the 401(k) plan.  Pursuant to the plan amendment for 2011 and beyond, the Company will make matching contributions to the account of each “Eligible Participant” in an amount equal to the sum of: 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s compensation but do not exceed 4% of the participant’s compensation.  Pursuant to the plan amendment in 2009, the Company made 2010 matching contributions to the account of each “Eligible Participant” in an amount equal to the sum of: 100% of the amount of the participant’s elective deferrals that do not exceed 3% of the participant’s compensation, plus 50% of the amount of the participant’s compensation but do not exceed 5% of the participant’s compensation.  Pursuant to the plan as of December 31, 2008 and the year then ended, the Company matched up to 100% of participant’s deferral into the 401(k) plan limited to 6% of each participant’s salary.  The profit sharing portion of the 401(k) plan arrangement provides an annual discretionary contribution to the retirement account of each employee based in part on the Company’s profitability in a given year, and on each participant’s annual compensation.  Participants can choose between several different investment options under the 401(k) plan, including shares of the Company’s common stock.

The total expense relating to the 401(k) plan was approximately $940,000, $1.3 million, and $2.1 million in 2010, 2009 and 2008, respectively.

Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan for Executives

The Company sponsors an executive deferred compensation plan, which is a means by which certain executives may voluntarily defer a portion of their salary or bonus.  This plan is an unfunded, non-qualified deferred compensation arrangement.  Company obligations under this arrangement as of December 31, 2010 and 2009 were $1.8 million and $1.9 million and are included in other liabilities.

Note 16: Long-Term Incentive Plan

The Long-Term Incentive Plan (the “Incentive Plan”) authorizes the issuance of up to 1,908,332 shares of the Company’s common stock, including the granting of qualified stock options, non-qualified stock options, restricted stock, restricted stock units, and stock appreciation rights.  Total shares issuable under the plan were 118,293 at December 31, 2010.  Stock based awards may be granted to selected directors and officers or employees at the discretion of the board of directors.  There were no stock options granted in 2010.  All stock options are granted for a term of ten years.

Vesting of stock options granted in 2004 and prior years was accelerated to immediately vest all options as of December 20, 2005.  Options granted in 2005 were immediately vested and options granted subsequent to 2006 vest over three years.  Generally, restricted stock and restricted stock units vest three years from the grant date, but the Company’s Board of Directors have discretionary authority to change some terms including the amount of time until vest date.  Awards under the Incentive Plan become fully vested upon a merger or change in control of the Company.

Total compensation cost that has been charged against income for those plans was $1.1 million, $1.0 million, and $1.0 million in 2010, 2009 and 2008, respectively.  The total income tax benefit was $371,000, $359,000 and $355,000 in 2010, 2009, and 2008, respectively.

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

No options were granted in 2010 and 2008.  The fair value of options granted in 2009 was determined using the following weighted average assumptions as of grant date:

	2010	2009	2008
Risk-free interest rate	N/A	1.75%	N/A
Expected term (years)	N/A	5	N/A
Expected stock price volatility	N/A	43.32%	N/A
Dividend yield	N/A	8.20%	N/A

As of December 31, 2010, there was $8,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plan.  The cost is expected to be recognized over a weighted-average period of 1.1 years.

A summary of stock option activity in the Incentive Plan is as follows:

	Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Beginning outstanding	683,666	$24.29
Granted	—	—
Exercised	—	—
Canceled	(7,500)	25.67
Expired	(61,334)	8.91
Ending outstanding	614,832	$25.81	4.1	$—

Exercisable at end of year	606,832	$26.05	4.0	$—

A summary of changes in the Company’s non-vested options in the Incentive Plan is as follows:

	2010
	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1	43,498	$4.83
Granted	—	—
Forfeited	—	—
Vested	(35,498)	5.47
Non-vested at December 31	8,000	2.01

A summary of stock option activity as of each year is as follows:

	2010	2009	2008
Intrinsic value of options exercised	$—	$673	$171,269
Cash received from option exercises	—	54,033	187,266
Tax benefit realized from option exercises	—	268	68,063
Weighted average fair value of options granted	$—	$2.01	N/A

Under the incentive plan, restricted stock was granted beginning in 2005 and the grant of restricted units began in February 2009.  Both of these restricted awards have voting and dividend rights and are subject to forfeiture until certain restrictions have lapsed including employment for a specific period.  Both restricted stock and restricted units were granted in 2010 and both are redeemable in common stock at the time of vest.  There were 341,200 restricted awards issued in 2010, 133,724 in 2009, and 27,254 in 2008.  Compensation expense is recognized over the vesting period of the restricted award based on the market value of the award at issue date.

A summary of changes in the Company’s non-vested restricted awards are as follows:

	2010
	Restricted Stock Shares and Units	Weighted Average Grant Date Fair Value
Non-vested at January 1	179,178	$12.95
Granted	341,200	5.10
Vested	(23,459)	27.51
Forfeited	(32,621)	8.45
Non-vested at December 31	464,298	6.76

As of December 31, 2010, there was $1.5 million of total unrecognized compensation cost related to non-vested restricted awards granted under the Plan.  The cost is expected to be recognized over a weighted-average period of 2.5 years.  There were 23,459, 4,255, and 20,008 shares that vested during the years ended December 31, 2010, 2009, and 2008, respectively.

Note 17: (Loss) Earnings per Share

	2010	2009	2008
Basic (loss) earnings per share:
Weighted-average common shares outstanding	13,918,309	13,815,965	13,584,381
Weighted-average common shares less stock based awards	13,728,213	13,707,746	13,511,062
Weighted-average common shares stock based awards	375,644	166,027	72,099
Net (loss) income from Operations	$(108,649)	$(65,588)	$11,824
Dividends on preferred shares	4,538	4,281	—
Net (loss) income available to common stockholders	(113,187)	(69,869)	11,824
Common stock dividends	(275)	(1,371)	(8,617)
Un-vested share-based payment awards	(7)	(17)	(43)
Undistributed (Loss) Earnings	(113,469)	(71,257)	3,164
Basic (loss) earnings per share common undistributed earnings	(8.05)	(5.14)	0.23
Basic (loss) earnings per share common distributed earnings	0.02	0.10	0.64
Basic (loss) earnings per share of common stock	$(8.03)	$(5.04)	$0.87

Weighted-average common shares outstanding	13,918,309	13,815,965	13,584,381
Dilutive effect of nonvested restricted awards	185,919	96,951	32,970
Dilutive effect of stock options	—	—	71,863
Diluted average common shares outstanding	14,104,228	13,912,916	13,689,214
Net (loss) income available to common stockholders	$(113,187)	$(69,869)	$11,824

Diluted (loss) earnings per share	$(8.03)	$(5.04)	$0.86

Number of antidilutive options excluded from the diluted (loss) earnings per share calculation	1,433,000	1,577,000	475,000

The above loss per share calculation did not include 815,339 in common stock warrants that were outstanding as of December 31, 2010.

Note 18: Other Comprehensive Income (Loss)

The following table summarizes net (loss) income and other comprehensive (loss) income including the related income tax effect for the components of Other Comprehensive (loss) Income as of December 31:

	2010	2009	2008
Net (loss) income available to common stockholders	$(113,187)	$(69,869)	$11,824

Unrealized holding gains (losses) on available-for-sale securities arising during the period by security type
U.S. Treasury	$(4)	$(48)	$509
U.S. government agencies	(536)	(563)	720
U.S. government agency mortgage-backed	768	1,020	724
States and political subdivisions	187	2,668	318
Collateralized mortgage obligations	(361)	764	364
Collateralized debt obligations	155	616	(7,393)
Equity securities	2	11	(16)
Total unrealized holding gains (losses) on available-for-securities arising during the period	$211	$4,468	$(4,774)
Related tax (expense) benefit	(88)	(1,778)	1,911
Holding gains (losses) after tax	123	2,690	(2,863)

Less: Reclassification adjustment for the net gains and losses realized during the period
Net realized gains (losses) by security type
U.S. Treasury	$—	$—	$569
U.S. government agencies	35	315	407
U.S. government agency mortgage-backed	919	583	572
States and political subdivisions	1,408	2,411	(66)
Collateralized mortgage obligations	365	445	201
Collateralized debt obligations	—	—	199
Equity securities	—	—	—
Total net realized gains	2,727	3,754	1,882
Income tax expense on net realized gains	(1,079)	(1,487)	(746)
Net realized gains after tax	1,648	2,267	1,136
Other comprehensive (loss) income on available-for-sale securities	(1,525)	423	(3,999)

Changes in fair value of derivatives used for cashflow hedge arising during the period	$—	$158	$(158)
Related tax (expense) benefit	—	(63)	63
Other comprehensive income (loss) on cashflow hedge	—	95	(95)

Total other comprehensive (loss) income	$(1,525)	$518	$(4,094)

Note 19: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the financial statements.  Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk.  In management’s opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions.  The Company uses the same credit policies in making commitments and conditional obligations for borrowers as it does for on-balance sheet instruments.  Borrower letters of credit (LC’s) outstanding at

December 31, 2010 were approximately $38.4 million; of which $16.3 million were variable rate financial standby LC’s, $9.1 million were variable rate commercial standby LC’s, $1.2 million were fixed rate performance standby LC’s, and $11.8 million were variable rate performance LC’s.  In addition, there were $2.7 million in non-borrower performance standby letters of credit as of the same date that are related to properties held in OREO.  As of December 31, 2010, firm commitments to fund loans in the future were approximately $230.1 million, of which $9.2 million were fixed rate and $220.9 million were variable rate.  Borrower letters of credit outstanding at December 31, 2009 were approximately $49.3 million; of which $18.4 million were variable rate financial standby LC’s, $10.6 million were variable rate commercial standby LC’s, $1.1 million were fixed rate performance standby LC’s, and $19.2 million were variable rate performance standby LC’s.  Additionally, the Company was responsible for $5.1 million in performance standby letters of credit not associated with commitments to extend credit to borrowers.  Of that amount, $2.1 million related to properties held in OREO and $3.0 million related to a pledge to secure bank-operating activities.  The $3.0 million performance standby letter of credit was released in January 2010 as it was replaced with a pledge and a withdrawal restriction renewable one-month maturity certificate of deposit.  As of December 31, 2009, firm commitments to fund loans in the future were approximately $315.7 million, of which $55.2 million were fixed rate and $260.5 million were variable rate.  As of December 31, 2010, there were other commitments and contingent liabilities arising in the normal course of business that, in management’s opinion, will not have a material effect on future financial results.

Certain branches of the Bank occupy facilities under long-term operating leases, some of which include provisions for future rent increases; in addition, the Company leases certain software and data processing and other equipment as well as sites that house ATM’s.  As of December 31, 2010, the estimated aggregate minimum annual rental commitments under these leases total $89,000 in 2011, $81,000 in 2012, $81,000 in 2013, $83,000 in 2014, and $85,000 in 2015.  The Company also receives rental income on certain leased properties.  As of December 31, 2010, aggregate future minimum rentals to be received under non-cancelable leases totaled $680,000.  Total facility net operating lease revenue/expense recorded under all operating leases was $71,000 of revenue in 2010, $336,000 of expense in 2009, and $423,000 of expense in 2008. Total ATM lease expense, including the costs related to servicing those ATM’s, was $878,000 in 2010, $928,000 in 2009, and $898,000 in 2008.

Legal proceedings

On February 17, 2011, a former employee filed a purported class action complaint in the U.S. District Court for the Northern District of Illinois on behalf of participants and beneficiaries of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust alleging that the Company, the Bank, the Employee Benefits Committee of Old Second Bancorp, Inc. and certain of the Company’s officers and employees violated certain disclosure requirements and fiduciary duties established under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The complaint seeks equitable and as-of-yet unquantified monetary relief.  The Company believes that it, its affiliates and its officers and employees have acted, and continue to act, in compliance with ERISA law with respect to these matters, and continues to explore all available alternatives in response to the complaint.

In addition to the matter above, the Company and its subsidiaries have, from time to time, collection suits in the ordinary course of business against its debtors and are defendants in legal actions arising from normal business activities.  Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company.

Note 20: Regulatory & Capital Matters

The Company, on a consolidated basis, is considered adequately capitalized under regulatory defined capital ratios at December 31, 2010.  While the Bank exceeded the general minimum regulatory requirements to be considered “well capitalized”, it was not in full compliance with heightened capital ratios that it has agreed to maintain with the OCC and therefore is deemed “adequately capitalized”.  Specifically, the Bank’s board of directors agreed to meet by December 31, 2009, and thereafter maintain, a total risk-based capital to total risk-weighted assets ratio of at least 11.25%, and a Tier 1 capital to adjusted total assets ratio of at least 8.75%.  The Bank achieved these heightened regulatory capital ratios by December 31, 2009. At December 31, 2010, the Bank’s regulatory capital ratios were not in compliance with the required ratio of Tier 1 capital to adjusted total assets but was in compliance with the heightened total risk-based capital to risk-weighted assets ratio.  A discussion of regulatory matters including the compliance of the Bank with all of the requirements of the MOU with the OCC is discussed in Note 26 to the consolidated financial statements in this report.

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies.  Those agencies define the basis for these calculations including the prescribed methodology for the calculation of the amount of risk-weighted assets.  The risk based capital guidelines were designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks.  The guidelines assess balance sheet and off-balance sheet exposures, and lessen disincentives for holding liquid assets.  Under the regulations, assets and off-balance sheet items are assigned to risk categories, each with appropriate weights.  The resulting capital ratios represent capital as a percentage of total risk weighted assets and off-balance sheet items.  Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and regulators can lower classifications in certain areas and/or require additional capital above adequacy guidelines.  Failure to meet various capital requirements can initiate regulatory action that could have a direct material adverse effect on the financial statements.  The prompt corrective action regulations provide five classifications for banks, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition.  Generally, if adequately capitalized, regulatory approval is not required to accept brokered deposits, however, the Bank is limited in the amount of brokered deposits that it can hold pursuant to the MOU.  If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.  Management can also hold higher capital levels consistent with customized risk assessments.

Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve Capital guidelines.  The general bank and holding company capital adequacy guidelines are described in the accompanying table, as are the capital ratios of the Company and the Bank, as of December 31, 20010 and 2009.  These ratios are calculated on a consistent basis with the ratios disclosed in the most recent filings with the regulatory agencies.

Capital levels and industry defined regulatory minimum required levels:

	Actual at year-end		Minimum Required for Capital Adequacy Purposes		Minimum Required to be Well Capitalized (1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total capital to risk weighted assets
Consolidated	$203,602	11.46%	$142,131	8.00%	N/A	N/A
Old Second Bank	207,007	11.63	142,395	8.00	177,994	10.00
Tier 1 capital to risk weighted assets
Consolidated	108,138	6.09	71,027	4.00	N/A	N/A
Old Second Bank	184,098	10.34	71,218	4.00	106,827	6.00
Tier 1 capital to average assets
Consolidated	108,138	4.74	91,256	4.00	N/A	N/A
Old Second Bank	184,098	8.10	90,913	4.00	113,641	5.00

2009
Total capital to risk weighted assets
Consolidated	$294,761	13.26%	$177,835	8.00%	N/A	N/A
Old Second Bank	256,927	11.57	177,650	8.00	222,063	10.00
Tier 1 capital to risk weighted assets
Consolidated	221,520	9.96	88,964	4.00	N/A	N/A
Old Second Bank	228,730	10.30	88,827	4.00	133,241	6.00
Tier 1 capital to average assets
Consolidated	221,520	8.48	104,491	4.00	N/A	N/A
Old Second Bank	228,730	8.89	102,916	4.00	128,645	5.00

(1) While the Bank exceeded the general minimum regulatory requirements to be considered “well capitalized”, it was not in full compliance with heightened capital ratios that it has agreed to maintain with the OCC.

The Company’s credit facility with Bank of America includes $45.0 million in subordinated debt.  That debt obligation continues to qualify as Tier 2 regulatory capital.  In addition, the trust preferred securities continue to qualify as Tier 1 regulatory capital, and the Company treats the maximum amount of this security type allowable under regulatory guidelines as Tier 1 capital.  As of December 31, 2010, Trust preferred proceeds of $29.0 million qualified as Tier 1 regulatory capital and $27.6 million qualified as Tier 2 regulatory capital.  Total trust preferred proceeds of $56.6 million are qualified as Tier 1 regulatory capital as of December 31, 2009.

Dividend Restrictions and Deferrals— In addition to the above requirements, banking regulations and capital guidelines generally limit the amount of dividends that may be paid by a Bank without prior regulatory approval.  Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s profits, combined with the retained profit of the previous two years, subject to the capital requirements described above.  As a result of the December 31, 2009 operating loss, funds were no longer available for the payment of dividends by the Bank to the Company and this restriction continued at December 31, 2010.

As discussed in Note 1, as of December 31, 2010, the Company had $58.4 million of junior subordinated debentures held by two statutory business trusts that it controls.  The Company has the right to defer interest payments, which are approximately $4.3 million each year, on the debentures for a period of up to 20 consecutive quarters, and elected to begin such a deferral period in August 2010.  However, all deferred interest must be paid before the Company may pay dividends on its capital stock.  Therefore, the Company will not be able to pay dividends on its common stock until all deferred interest on these debentures has been paid in full.  The total amount of such deferred and unpaid interest as of December

31, 2010 was $2.2 million.

Furthermore, as with the debentures discussed above, the Company is prohibited from paying dividends on its common stock unless it has fully paid all accrued dividends on its Series B Fixed Rate Cumulative Perpetual Preferred Stock.  In August 2010, it also began to defer the payment of dividends on such preferred stock.  Therefore, in addition to paying all the accrued and unpaid distributions on the debentures set forth above, the Company must also fully pay the Treasury all accrued and unpaid dividends on the senior preferred stock before it may reinstate the payment of dividends on the common stock.  The total amount of such deferred dividends as of December 31, 2010 was $1.4 million.  Moreover, even should all accrued payments be paid in full, the Company may not increase the dividends payable on its common stock beyond the level that it had most recently declared prior to Treasury’s investment until January of 2012 without the consent of Treasury, provided Treasury still holds the preferred stock.

Further detail on the subordinated debentures, the Series B Fixed Rate Cumulative Perpetual Preferred Stock and the deferral of interest and dividends thereon is described in Notes 13 and 25.

Note 21: Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.  It is the Company’s practice to sell mortgage-backed securities (“MBS”) contracts for the future delivery to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans.  These contracts are also derivatives and collectively with the forward commitments for the future deliveray of mortgage loans are considered forward contracts.  These mortgage banking derivatives are not designated in hedge relationships using the accepted accounting for derivative instruments and hedging activities at December 31.

	2010	2009
Forward contracts:
Notional amount(1)	$39,673	$41,092
Fair value	(172)	186
Change in fair value	586	(500)

Rate lock commitments:
Notional amount	$35,171	$31,820
Fair value	819	267
Change in fair value	(81)	(348)

(1)  Includes $37.0 million in forward MBS sales contracts as of December 31, 2010.  There were $39.5 million in forward MBS sales contracts as of December 31, 2009.

Fair values were estimated based on changes in mortgage interest rates from the date of the commitments.  Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans.  The Company sold $352.3 million in loans to investors of which $236.9 million or 66.3% were sold to Federal National Mortgage Association in the year ended December 31, 2010.  No other individual investor was sold more than 20% of the total loans sold.

Periodic changes in value of both forward MBS contracts and rate lock commitments are reported in current period earnings as net gain on sale of mortgage loans.  The following table reflects the net gain or loss recorded on all derivative activity, the portion of this net gain or loss attributable to the ineffective portion of fair value hedges, and the portion of gain or loss attributable to derivatives that are not included in fair value hedges for:

	2010	2009	2008

Net gain recognized in earnings	$505	$152	$—

Ineffective portion of hedge	505	152	—
Gain/(loss) from derivatives excluded from hedges	—	—	—

Note 22: Fair Values of Financial Instruments

The estimated fair values approximate carrying amount for all items except those described in the following table.  Investment security fair values are based upon market prices or dealer quotes, and if no such information is available, on the rate and term of the security.  The fair value of the collateralized debt obligations included in investment securities include a risk premium adjustment to provide an estimate of the amount that a market participant would demand because of uncertainty in cash flows and the methods for determining fair value of securities are discussed in detail below in Note 23.  It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions on transferability.  Fair values of loans were estimated for portfolios of loans with similar financial characteristics, such as type and fixed or variable interest rate terms.  Cash flows were discounted using current rates at which similar loans would be made to borrowers with similar ratings and for similar maturities.  The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities.  The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities.  The fair value of off-balance sheet items is not considered material.  The fair value of mortgage banking derivatives is discussed above in Note 21.

The carrying amount and estimated fair values of financial instruments were as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash, due from banks and federal funds sold	$29,266	$29,266	$38,385	$38,385
Interest bearing deposits with financial institutions	69,492	69,492	24,500	24,500
Securities available-for-sale	148,647	148,647	246,241	246,241
FHLB and FRB stock	13,691	13,691	13,044	13,044
Bank-owned life insurance	50,966	50,966	50,185	50,185
Loans, net and loans held-for-sale	1,624,476	1,624,068	2,009,872	2,020,657
Accrued interest receivable	6,452	6,452	8,629	8,629
	$1,942,990	$1,942,582	$2,390,856	$2,401,641
Financial liabilities:
Deposits	$1,908,528	$1,920,572	$2,206,277	$2,220,836
Securities sold under repurchase agreements	2,018	2,018	18,374	18,375
Other short-term borrowings	4,141	4,140	54,998	55,028
Junior subordinated debentures	58,378	45,011	58,378	50,593
Subordinated debt	45,000	43,957	45,000	44,674
Notes payable and other borrowings	500	489	500	496
Accrued interest payable	2,412	2,412	3,164	3,164
	$2,020,977	$2,018,599	$2,386,691	$2,393,166

Note 23: Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  The fair value hierarchy established, also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Three levels of inputs that may be used to measure fair value:

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

The Company uses the following methods and significant assumptions to estimate fair value:

•                  Securities available-for-sale are valued primarily by a third party pricing agent and both the market and income valuation approaches are implemented using the following types of inputs:

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

•                  State and political subdivisions are largely grouped by characteristics, i.e., geographical data and source of revenue in trade dissemination systems.  Because some securities are not traded daily and due to other grouping limitations, active market quotes are often obtained using benchmarking for like securities and could be valued with level three measurements.

•                  Collateralized debt obligations are collateralized by trust preferred security issuances of other financial institutions.  Uncertainty in the financial markets in the periods presented has resulted in reduced liquidity for these investment securities, which continued to affect market pricing in the period presented.  To reflect an appropriate fair value measurement, management included a risk premium adjustment to provide an estimate of the amount that a market participant would demand because of uncertainty in cash flows in the discounted cash flow analysis.  Management initially made that adjustment to Level 3 valuation at June 30, 2009 because the level of market activity for the CDO security continued to decrease and information on orderly sale transactions was not generally available.

•                  Marketable equity securities are priced using available market information.

•                  Residential mortgage loans eligible for sale in the secondary market are carried at fair market value.  The fair value of loans held for sale is determined using quoted secondary market prices.

•                  Lending related commitments to fund certain residential mortgage loans (interest rate locks) to be sold in the secondary market and forward commitments for the future delivery of mortgage loans to third party investors as well as forward commitments for future delivery of mortgage-

backed securities are considered derivatives.  Fair values are estimated based on observable changes in mortgage interest rates including mortgage-backed securities prices from the date of the commitment and do not typically involve significant judgments by management.

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

•                  Interest rate swap positions, both assets and liabilities, are based on a valuation pricing models using an income approach based upon readily observable market parameters such as interest rate yield curves.

•                  Both the credit valuation reserve on current interest rate swap positions and on receivables related to unwound customer interest rate swap positions was determined based upon management’s estimate of the amount of credit risk exposure, including available collateral protection and/or by utilizing an estimate related to a probability of default as indicated in the Bank credit policy.  Such adjustments would result in a Level 3 classification.

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

•                  Other Real Estate Owned:  Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at the lower of carrying amount or fair value, less costs to sell.  Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification.  In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

The tables below present the balance of assets and liabilities at December 31, 2010 and December 31, 2009, respectively, which are measured by the Company at fair value on a recurring basis:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investment securities available-for-sale
U.S. Treasury	$1,521	$—	$—	$1,521
U.S. government agencies	9,988	27,438	—	37,426
U.S. government agency mortgage-backed	4,054	72,677	—	76,731
States and political subdivisions	—	14,854	3,000	17,854
Collateralized mortgage obligations	—	3,996	—	3,996
Collateralized debt obligations	—	—	11,073	11,073
Equity securities	40	—	6	46
Loans held-for-sale	—	10,655	—	10,655
Mortgage servicing rights	—	—	3,897	3,897
Other assets (Interest rate swap agreements net of swap credit valuation)	—	3,499	(108)	3,391
Other assets (Forward loan commitments to investors)	—	(2)	—	(2)
Other assets (Forward MBS)	—	505	—	505
Total	$15,603	$133,622	$17,868	$167,093

Liabilities:
Other liabilities (Interest rate swap agreements)	$—	$3,499	$—	$3,499
Other liabilities (Interest rate lock commitments to borrowers)	—	(17)	—	(17)
Other liabilities (Risk Participation Agreement)	—	—	38	38
Total	$—	$3,482	$38	$3,520

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investment securities available-for-sale
U.S. Treasury	$1,523	$—	$—	$1,523
U.S. government agencies	5,000	79,452	—	84,452
U.S. government agency mortgage-backed	—	42,800	—	42,800
States and political subdivisions	—	83,338	—	83,338
Collateralized mortgage obligations	—	23,151	—	23,151
Collateralized debt obligations	—	—	10,883	10,883
Equity securities	41	—	53	94
Loans held-for-sale	—	11,586	—	11,586
Other assets (Interest rate swap agreements net of swap credit valuation)	—	3,742	(285)	3,457
Other assets (Forward loan commitments to investors)	—	146	—	146
Total	$6,564	$244,215	$10,651	$261,430

Liabilities:
Other liabilities (Interest rate swap agreements)	$—	$3,742	$—	$3,742
Other liabilities (Interest rate lock commitments to borrowers)	—	(70)	—	(70)
Other liabilities (Risk Participation Agreement)	—	—	31	31
Total	$—	$3,672	$31	$3,703

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs are summarized as follows:

	Year Ended
	December 31, 2010
	Investment securities
	Equity Securities	Collateralized Debt Obligations	States and political subdivisions	Mortgage Servicing Rights	Rate Swap Valuation	Risk Participation Agreement
Beginning balance January 1, 2010	$53	$10,883	$—	$—	$(285)	$(31)
Transfers into Level 3	—	—	3,000	2,821	—	—
Transfers out of Level 3	(50)	—	—	—	—	—
Total gains or losses
Included in earnings (or changes in net assets)	—	149	—	(794)	177	(7)
Included in other comprehensive income	3	155	—	—	—	—
Purchases, issuances, sales, and settlements
Purchases	—	—	—	—	—	—
Issuances	—	—	—	1,938	—	—
Settlements	—	(114)	—	(68)	—	—
Expirations	—	—	—	—	—	—
Ending balance December 31, 2010	$6	$11,073	$3,000	$3,897	$(108)	$(38)

	Year Ended
	December 31, 2009
	Investment securities
	Equity Securities	Collateralized Debt Obligations	Interest Rate Swap Valuation	Risk Participation Agreement
Beginning balance January 1, 2009	$52	$—	$—	$(26)
Transfers into Level 3	—	11,111	—	—
Transfers out of Level 3	—	—	—	—
Total gains or losses
Included in earnings (or changes in net assets)	—	91	(285)	(5)
Included in other comprehensive income	1	(254)	—	—
Purchases, issuances, sales, and settlements
Purchases	—	—	—	—
Issuances	—	—	—	—
Settlements	—	(65)	—	—
Expirations	—	—	—	—
Ending balance December 31, 2009	$53	$10,883	$(285)	$(31)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis:

The Company may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis in accordance with GAAP.  These assets consist of, impaired loans and OREO.  For assets measured at fair value on a nonrecurring basis on hand at December 31, 2010 and December 31, 2009, respectively, the following tables provide the level of valuation assumptions used to determine each valuation and the carrying value of the related assets:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Impaired loans(1)	$—	$—	$95,141	$95,141
Other real estate owned, net(2)	—	—	75,613	75,613
Total	$—	$—	$170,754	$170,754

(1)   Represents carrying value and related write-downs of loans for which adjustments are substantially based on the appraised value of collateral for collateral-dependent loans, had a carrying amount of $118.0 million, with a valuation allowance of $22.9 million, resulting in a increase of specific allocations within the provision for loan losses of $4.3 million for the year ending December 31, 2010.  The carrying value of loans fully charged off is zero.

(2)   OREO is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $75.6 million, which is made up of the outstanding balance of $97.8 million, net of a valuation allowance of $22.2 million, at December 31, 2010, resulting in a charge to expense of $20.7 million for the year ended December 31, 2010.

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mortgage servicing rights(1)	$—	$—	$2,450	$2,450
Impaired loans(2)	—	—	84,246	84,246
Other real estate owned(3)	—	—	40,200	40,200
Total	$—	$—	$126,896	$126,896

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

(3)   OREO is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $40.2 million, which is made up of the outstanding balance of $45.9 million, net of a valuation allowance of $5.7 million, at December 31, 2009, resulting in a charge to expense of $5.8 million for the year ended December 31, 2009.

Note 24: Financial Instruments with Off-Balance Sheet Risk and Derivative Transactions

To meet the financing needs of its customers, the Bank, as a subsidiary of the Company, is a party to various financial instruments with off-balance-sheet risk in the normal course of business.  These off-balance-sheet financial instruments include commitments to originate and sell loans as well as financial standby, performance standby and commercial letters of credit.  The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.  The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and letters of credit are represented by the dollar amount of those instruments.  Management generally uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Interest Rate Swaps

The Company also has interest rate derivative positions to assist with risk management that are not designated as hedging instruments.  These derivative positions relate to transactions in which the Bank enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution.  Due to financial covenant violations relating to nonperforming loans, the Bank had $7.2 million in investment securities pledged to support interest rate swap activity with two correspondent financial institutions at December 31, 2010.  The Bank had $5.9 million in investment securities pledged to support interest rate swap activity with a correspondent financial institution at December 31, 2009.  In connection with each transaction, the Bank agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate.  At the same time, the Bank agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount.  The transaction allows the client to effectively convert a variable rate loan to a fixed rate loan and is also part of the Company’s interest rate risk management strategy.  Because the Bank acts as an intermediary for the client, changes in the fair value of the underlying derivative contracts offset each other and do not generally impact the results of operations.  Fair value measurements include an assessment of credit risk related to the client’s ability to perform on their contract position, however, and valuation estimates related to that exposure are discussed in Note 23 above.  In addition to the above activity related to nonperforming CRE loans, management also unwound four separate loan related interest rate swaps that had a contractual priority to the collateral position in the underlying properties.  As a result, management also reported $3.5 million in additional receivables in 2010, which have been categorized as nonperforming, but were estimated to have no loss exposure.  At December 31, 2010, the notional amount of non-hedging interest rate swaps was $131.4 million with a weighted average maturity of 3.12 years.  At December 31, 2009, the notional amount of non-hedging interest rate swaps was $192.0 million with a weighted average maturity of 4.1 years.  The Bank offsets derivative assets and liabilities that are subject to a master netting arrangement.

The Bank also grants mortgage loan interest rate lock commitments to borrowers, subject to normal loan underwriting standards.  The interest rate risk associated with these loan interest rate lock commitments is managed by entering into contracts for future deliveries of loans as well as selling forward mortgage-backed securities contracts.  Loan interest rate lock commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Commitments to originate residential mortgage loans held-for-sale and forward commitments to sell residential mortgage loans or forward MBS contracts are considered derivative instruments and changes in the fair value are recorded to mortgage banking income.  Fair values are estimated based on observable changes in mortgage interest rates including mortgage-backed securities prices from the date of the commitment.

The following table presents derivatives not designated as hedging instruments as of December 31, 2010 and periodic changes in the values of the interest rate swaps and the risk participation agreement contract are reported in other noninterest income.  Periodic changes in the value of the forward contracts related to mortgage loan origination are reported in the net gain on sales of mortgage loans.

		Asset Derivaties		Liability Derivatives
	Notional or Contractual Amount	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Interest rate swap contracts net of credit valuation	$131,399	Other Assets	$3,391	Other Liabilities	$3,499
Commitments(1)	281,753	Other Assets	503	N/A	—
Forward contracts(2)	39,673	N/A	—	Other Liabilities	(17)
Risk participation agreements	7,000	N/A	—	Other Liabilities	38
Total			$3,894		$3,520

(1) Includes unused loan commitments and interest rate lock commitments.

(2) Includes forward MBS contracts and forward loan contracts.

The following table presents derivatives not designated as hedging instruments as of December 31, 2009.

		Asset Derivaties		Liability Derivatives
	Notional or Contractual Amount	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Interest rate swap contracts net of credit valuation	$96,002	Other Assets	$3,457	Other Liabilities	$3,742
Commitments(1)	352,382	Other Assets	146	N/A	—
Forward contracts(2)	41,092	N/A	—	Other Liabilities	(70)
Risk participation agreements	7,000	N/A	—	Other Liabilities	31
Total			$3,603		$3,703

(1) Includes unused loan commitments, interest rate lock commitments, and forward rate lock.

(2) Includes forward mortgage backed securities and forward loan contracts.

Note 25: Preferred Stock

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

The fair value of the preferred stock was determined by using ASC Topic 820, “Fair Value Measurements and Disclosures” concepts, using a discounted cash flow approach.  Upon review of economic conditions and events that gave rise to the TARP initiative, a discount rate of 15% was selected to reflect management’s estimate of a current market rate for the Company.  Factors such as the creditworthiness of the Company, its standing as a public company, and the unique economic environment particularly as it related to financial institutions and the Treasury program were considered, as was the ability of the Company to access capital.  A final factor was management’s belief that the initial stated preferred stock dividend rate (5%) was below market, which also drove the decision to select the higher discount rate of 15%.

As discussed in Note 20, in August 2010 the Company suspended quarterly cash dividends on its outstanding Series B Fixed Rate Cumulative Perpetual Preferred Stock.  Further, as discussed in Note

13, the Company has elected to defer interest payments on certain of its subordinated debentures.  During the period in which preferred stock dividends are deferred, such dividends will continue to accrue and, if the Company fails to pay dividends for an aggregate of six quarters, whether or not consecutive, the holder will have the right to appoint representatives to the Company’s board of directors.  The terms of the TARP Preferred Stock also prevent the Company from paying cash dividends or generally repurchasing its common stock while TARP Preferred Stock dividends are in arrears.  The total amount of such unpaid deferred dividends as of December 31, 2010 was $2.2 million.

Pursuant to the terms of the TARP Capital Purchase Program, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions, including a restriction against increasing dividends from the immediately preceding quarter prior to issuance.  The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also will be restricted.  These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Preferred Stock and (b) the date on which the Preferred Stock has been redeemed in whole or the Treasury has transferred all of the Preferred Stock to third parties, except that, after the third anniversary of the date of issuance of the Preferred Stock, if the Preferred Stock remains outstanding at such time, the Company may not increase its common dividends per share without obtaining consent of the Treasury.

The TARP Capital Purchase Program also subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the “EESA”). In this connection, as a condition to the closing of the transaction, the Company’s Senior Executive Officers (as defined in the Purchase Agreement) (the “Senior Executive Officers”), (i) voluntarily waived any claim against the U.S. Treasury or the Company for any changes to such officer’s compensation or benefits that are required to comply with the regulation issued by the U.S. Treasury under the TARP Capital Purchase Program and acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements as they relate to the period the U.S. Treasury owns the Preferred Stock of the Company; and (ii) entered into a letter with the Company amending the Benefit Plans with respect to such Senior Executive Officers as may be necessary, during the period that the Treasury owns the Preferred Stock of the Company, as necessary to comply with Section 111(b) of the EESA.

Note 26: Regulatory Matters

On October 20, 2009, the Bank entered into a Memorandum of Understanding (“MOU”) with the OCC, in which the Bank agreed, among other things, to: (i) implement a variety of programs and policies to reduce its level of credit risk, including a policy to address certain concentrations of credit; and (ii) limit its amount of brokered deposits to 4.50% of total deposits, unless the prior written consent of the OCC is granted to exceed such level.  In addition to the MOU, the Bank also agreed with the OCC to maintain regulatory capital ratios at levels in excess of the general minimums required to be considered “well capitalized” under applicable OCC regulations.  Specifically, the Bank’s board of directors agreed to achieve a minimum Tier 1 capital to adjusted total assets ratio of 8.75% and a minimum total risk-based capital to total risk-weighted assets ratio of 11.25% by December 31, 2009, and to maintain such minimum ratios thereafter. The Bank achieved these heightened regulatory capital ratios by December 31, 2009 and remained in compliance with them through March 31, 2010.  However, at December 31, 2010, these regulatory capital ratios were 8.10% and 11.63%, respectively, and therefore the Bank was not in compliance with the required ratio of Tier 1 capital to adjusted total assets.  As a result of the Bank’s failure to be in full compliance with the agreed-upon capital ratios, as well as the Bank’s continuing financial difficulties and heightened levels of nonperforming loans, management expects that the OCC will replace the current MOU with a formal regulatory enforcement action.

Note 27: Subsequent Events

On February 17, 2011, a former employee filed a purported class action complaint in the U.S. District Court for the Northern District of Illinois on behalf of participants and beneficiaries of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust alleging that the Company, the Bank, the Employee Benefits Committee of Old Second Bancorp, Inc. and certain of the Company’s officers and employees violated certain disclosure requirements and fiduciary duties established under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The complaint seeks equitable and as-of-yet unquantified monetary relief.  The Company believes that it, its affiliates and its officers and employees have acted, and continue to act, in compliance with ERISA law with respect to these matters, and continues to explore all available alternatives in response to the complaint.

In addition to the matter described above, the Company and its subsidiaries have, from time to time, collection suits in the ordinary course of business against its debtors and are defendants in legal actions arising from normal business activities.  Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company.

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2010 through the date its consolidated financial statements were issued.  Based on the evaluation, management does not believe any subsequent events have occurred that would require further disclosure or adjustment to the financial statements.

Note 28: Parent Company Condensed Financial Information

Condensed Balance Sheets as of December 31 were as follows:

	2010	2009
Assets
Noninterest-bearing deposit with bank subsidiary	$4,857	$5,138
Investment in subsidiaries	190,700	253,825
Securities available-for-sale	1,754	41,766
Other assets	1,201	2,564
	$198,512	$303,293

Liabilities and Stockholders’ Equity
Junior subordinated debentures	$58,378	$58,378
Subordinated debt	45,000	45,000
Other liabilities	11,176	2,707
Stockholders’ equity	83,958	197,208
	$198,512	$303,293

Condensed Statements of Operations for the years ended December 31 were as follows:

	2010	2009	2008
Operating Income
Cash dividends received from subsidiaries	$—	$1,192	$11,171
Interest income	129	56	—
Other income	230	185	155
	359	1,433	11,326
Operating Expenses
Junior subordinated debentures interest expense	4,309	4,287	4,281
Subordinated debt	838	1,245	1,831
Other interest expense	13	98	794
Other expenses	2,151	2,481	3,277
	7,311	8,111	10,183
(Loss) Income before income taxes and equity in undistributed net (loss) income of subsidiaries	(6,952)	(6,678)	1,143
Income tax expense (benefit)	6,512	(3,102)	(3,969)
(Loss) Income before equity in undistributed net (loss) income of subsidiaries	(13,464)	(3,576)	5,112
Equity in undistributed net (loss) income of subsidiaries	(95,185)	(62,012)	6,712
Net (loss) income	(108,649)	(65,588)	11,824
Preferred stock dividends and accretion of discount	4,538	4,281	—
Net (loss) income available to common stockholders	$(113,187)	$(69,869)	$11,824

Condensed Statements of Cash Flows for the years ended December 31 were as follows:

	2010	2009	2008
Cash Flows from Operating Activities
Net (loss) income	$(108,649)	$(65,588)	$11,824
Adjustments to reconcile net (loss) income to net cash from operating activities:
Equity in undistributed net loss (income) of subsidiaries	95,185	62,012	(6,712)
Change in taxes payable	6,868	668	(342)
Change in other assets	33	262	(990)
Net premium amortization on securities	122	83	—
Securities (gains) loss	(40)	1	—
Stock-based compensation	1,062	1,000	908
Other, net	1,898	(523)	412
Net cash (used in) provided by operating activities	(3,521)	(2,085)	5,100

Cash Flows from Investing Activities
Purchase of securities available-for-sale	(6,000)	(45,358)	—
Proceeds from the sales and maturities of securities available-for-sale	45,938	3,500	—
Investment in unconsolidated subsidiary	—	45	—
Outlays for business acquisitions	—	—	(87,557)
Net cash provided by (used in) by investing activities	39,938	(41,813)	(87,557)

Cash Flows from Financing Activities
Dividends paid	(3,158)	(6,481)	(8,275)
Capital infusion to subsidiary bank	(33,500)	—	—
Payments from notes payable and other borrowings	—	(17,550)	(560)
Purchases of treasury stock	(40)	(5)	(41)
Proceeds from the issuance of subordinated debt	—	—	45,000
Proceeds from junior subordinated debentures	—	—	979
Proceeds from the issuance of common stock	—	—	43,000
Proceeds from the issuance of preferred stock	—	68,245	—
Proceeds from the issuance of common stock warrants	—	4,755	—
Proceeds from stock options exercised	—	55	187
Tax benefit from stock options exercised	—	—	68
Tax benefit from dividend equivalent payment	—	7	15
Net cash (used in) provided by financing activities	(36,698)	49,026	80,373
Net change in cash and cash equivalents	(281)	5,128	(2,084)
Cash and cash equivalents at beginning of year	5,138	10	2,094
Cash and cash equivalents at end of year	$4,857	$5,138	$10

Note 29: Summary of Quarterly Financial Information (unaudited)

The following represents unaudited quarterly financial information for the periods indicated:

	2010				2009
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$24,449	$26,216	$27,257	$28,759	$31,206	$31,943	$33,788	$35,713
Interest expense	6,293	6,755	7,242	7,778	8,971	10,921	12,114	13,507
Net interest income	18,156	19,461	20,015	20,981	22,235	21,022	21,674	22,206
Provision for loan losses	14,000	11,825	44,623	19,220	30,140	9,650	47,500	9,425
Securities gains (losses)	353	620	1,756	(2)	1,986	454	1,391	(77)
(Loss) income before taxes	(11,597)	(1,224)	(39,239)	(14,721)	(16,821)	1,346	(96,354)	668
Net (loss) income	(76,624)	(88)	(23,383)	(8,554)	(9,618)	1,472	(58,426)	984
Basic (loss) earnings per share	(5.48)	(0.09)	(1.74)	(0.69)	(0.77)	0.03	(4.29)	0.01
Diluted (loss) earnings per share	(5.48)	(0.09)	(1.75)	(0.69)	(0.77)	0.03	(4.29)	0.01
Dividends paid per share	—	—	0.01	0.01	0.01	0.01	0.04	0.04

Note 30: Stockholders’ Rights Plan

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

Plante & Moran, PLLC
Suite 2700
225 W. Washington St.
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Old Second Bancorp, Inc. and Subsidiaries

Aurora, Illinois

We have audited the accompanying consolidated balance sheet of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Second Bancorp, Inc. and Subsidiaries as of December 31, 2010, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for Mortgage Servicing Rights beginning on January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Old Second Bancorp, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2011, expressed an unqualified opinion.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Chicago, Illinois
March 16, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Old Second Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Old Second Bancorp, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2009 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Second Bancorp, Inc. and subsidiaries as of December 31, 2009 and the results of its consolidated operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois

March 16, 2010

Old Second Bancorp, Inc. and Subsidiaries

Corporate Information

Corporate Office

37 River Street

Aurora, Illinois 60506-4172

(630) 892-0202

www.oldsecond.com

Market for the Company’s Common Stock

The Company’s common stock trades on The Nasdaq Global Select Market under the symbol “OSBC”.  As of December 31, 2010, the Company had approximately 1,084 stockholders of record of its common stock.  The following table sets forth the range of prices during each quarter for 2010 and 2009.  Stock prices have been restated to reflect stock splits.

	2010			2009
	High	Low	Dividend	High	Low	Dividend

First quarter	$7.30	$5.34	$0.01	$13.31	$3.55	$0.04
Second quarter	6.79	1.79	0.01	8.04	4.83	0.04
Third quarter	2.47	0.69	0.00	6.65	4.50	0.01
Fourth quarter	2.20	1.28	0.00	7.47	4.90	0.01

Form 10-K and Other Information

We maintain a website at http://www.oldsecond.com.  We make available free of charge on or through the Company’s website, the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.  The Company’s code of conduct and charters of the Company’s various committees of the Board of Directors are also available on the website.  We will also provide copies of the Company’s filings free of charge upon written request to J. Douglas Cheatham, Executive Vice President, Chief Financial and General Accounting Officer of Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60506-4172.

Transfer Agent/Stockholder Services

Inquiries related to stockholders records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp, Inc.

c/o Shirley Cantrell,

Executive Administrative Department

37 River Street

Aurora, Illinois 60506-4172

(630) 906-2303

scantrell@oldsecond.com

Old Second Bancorp,  Inc. and Subsidiaries

Consolidating Balance Sheet

December 31, 2010

(In thousands)

	Old Second	Old Second		Old Second
	National	Bancorp, Inc.	Consolidating	Bancorp, Inc.
	Bank	Parent Only	Adjustments	Consolidated
Assets
Cash and due from banks	$28,584	$77	$(77)	$28,584
Interest bearing deposits with financial institutions	69,492	4,780	(4,780)	69,492
Federal funds sold	682	—	—	682
Cash and cash equivalents	98,758	4,857	(4,857)	98,758
Securities available-for-sale	146,894	1,754	(1)	148,647
Federal Home Loan Bank and Federal Reserve Bank stock	13,691	—	—	13,691
Loans held-for-sale	10,655	—	—	10,655
Loans	1,690,129	—	—	1,690,129
Less: allowance for loan losses	76,308	—	—	76,308
Net loans	1,613,821	—	—	1,613,821
Premises and equipment, net	54,640	—	—	54,640
Other real estate owned	75,613	—	—	75,613
Mortgage servicing rights, net	3,897	—	—	3,897
Core deposit and other intangible assets, net	5,525	—	—	5,525
Bank-owned life insurance	50,966	—	—	50,966
Investment in subsidiaries	7	190,700	(188,947)	1,760
Accrued interest and other assets	51,305	1,201	(6,558)	45,948
Total assets	$2,125,772	$198,512	$(200,363)	$2,123,921
Liabilities
Deposits:
Noninterest bearing demand	$330,923	$—	$(77)	$330,846
Interest bearing :
Savings, NOW, and money market	786,896	—	(4,780)	782,116
Time	795,566	—	—	795,566
Total deposits	1,913,385	—	(4,857)	1,908,528
Securities sold under repurchase agreements	2,018	—	—	2,018
Other short-term borrowings	4,141	—	—	4,141
Junior subordinated debentures	—	58,378	—	58,378
Subordinated debt	—	45,000	—	45,000
Note payable and other borrowings	—	500	—	500
Accrued interest and other liabilities	17,281	10,676	(6,559)	21,398
Total liabilities	1,936,825	114,554	(11,416)	2,039,963
Commitments and contingencies (see note 19)
Stockholders’ Equity
Preferred stock	—	69,921	—	69,921
Common stock	2,160	18,467	(2,160)	18,467
Additional paid-in captial	156,769	65,209	(156,769)	65,209
Retained earnings	33,148	28,335	(33,148)	28,335
Accumulated other comprehensive loss	(3,130)	(3,130)	3,130	(3,130)
Treasury stock	—	(94,844)	—	(94,844)
Total stockholders’ equity	188,947	83,958	(188,947)	83,958
Total liabilities and stockholders’ equity	$2,125,772	$198,512	$(200,363)	$2,123,921

OLD SECOND NATIONAL BANK

37 S. River St., Aurora	www.oldsecond.com 1-877-866-0202
1350 N. Farnsworth Ave., Aurora
4080 Fox Valley Ctr. Dr., Aurora
1230 N. Orchard Road, Aurora
555 Redwood Dr., Aurora
1991 W. Wilson St., Batavia
1078 E. Wilson St., Batavia
194 S. Main St., Burlington
195 W. Joe Orr Rd., Chicago Heights
749 N. Main St., Elburn
1000 S. McLean, Elgin
Rt. 20 & Nesler Rd., Elgin
20201 S. La Grange Rd., Frankfort
850 Essington Road, Joliet
2S101 Harter Rd., Kaneville
3101 Ogden Ave., Lisle
1100 S. County Line Rd., Maple Park
951 E. Lincoln Highway, New Lenox
200 W. John St., North Aurora
1200 Douglas Rd., Oswego
323 E. Norris Dr., Ottawa
7050 Burroughs (Rt 34), Plano
801 S. Kirk Road, St. Charles
Route 47 @ Cross St., Sugar Grove
1810 DeKalb Ave., Sycamore
40W422 Route 64, Wasco
420 S. Bridge St., Yorkville
26 W. Countryside Pkwy., Yorkville

Member FDIC